Form 20-F
period 2021-12-31
Agora, Inc.
filed 2022-04-28
CIK 1802883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

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
Yangpu District, Shanghai
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
A merican depositary shares (each American depositary shares representing four Class A ordinary share, par value US$0.0001 each)	API	The Nasdaq Global Select Market
Class A ordinary shares, with a par value of US$0.0001 each*		The Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
[None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A ordinary shares, par value US$0.0001 each 387,302,624 were outstanding as of December 31, 2021
Class B ordinary shares, par value US$0.0001 each 76,179,938 were outstanding as of December 31, 2021
Indicate by check mark if the registrant is a
well-known
seasoned issuer, as defined in Rule 405 of the Securities Act.
    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐

				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report on
Form 20-F
only:

•	“ADSs” refer to American depositary shares, each of which represents four of our Class A ordinary shares;

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•
“Agora,” “we,” “us,” “our company” and “our” refer to Agora, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs;

•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0001 per share;

•
“Easemob” and “Beijing Easemob” refers to Beijing Yizhang Yunfeng Technology Co., Ltd., a limited liability company established in the PRC on April 27, 2013, and a wholly-owned subsidiary of our company;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“Shanghai Dayin” refers to Shanghai Dayin Technology Co., Ltd., a limited liability company established in the PRC on April 30, 2015, and a wholly-owned subsidiary of our company;

•	“US$,” “U.S. dollars,” or “dollars” refer to the legal currency of the United States;

•	“VIEs” refer to Zhaoyan and Zhonghuan Chuanyin;

•	“WFOEs” collectively refer to Shanghai Dayin and Easemob;

•	“Zhaoyan” refers to Shanghai Zhaoyan Network Technology Co., Ltd., a limited liability company established in the PRC on March 28, 2014, and one of the VIEs; and

•	“Zhonghuan Chuanyin” refers to Beijing Zhonghuan Chuanyin Technology Co., Ltd., a limited liability company established in the PRC on April 22, 2020, and one of the VIEs.
Our reporting and functional currency is the U.S. dollar. Other than the functional currency of our subsidiaries and VIEs in China is the Renminbi, the functional currencies of our non-PRC
subsidiaries are the U.S. dollar. This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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
These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this annual report include, but are not limited to, statements about:

•	our ability to effectively manage our growth and expand our operations;

•	our ability to attract new developers to our platform and convert them into customers;

•	our ability to retain existing customers and expand their usage of our platform and products;

•	our ability to drive popularity and usage of existing use cases and enable new ones, particularly centered on real-time video engagement

•	the impact of the COVID-19 pandemic on global markets and our business, operations and customers;

•	our ability to continue to introduce new products, features and functionalities;

•	our ability to continue to enhance the quality of the end-user experience and drive demand for RTE through our research and development efforts;

•	our ability to maintain and enhance our brand;

•	the growth of the RTE-PaaS market;

•	the effect of broader technological and market trends, such as the deployment of 5G networks and proliferation of IoT devices, on our business and prospects;

•	our ability to hire and retain experienced and talented employees as we grow our business;

•	our ability to remain competitive as we continue to scale our business; and

•
general economic conditions and changing regulations and their impact on customer and end-user
demand, as well as PRC governmental policies relating to media, the internet, internet content providers and cybersecurity, and the implementation of a corporate structure involving VIEs in China.

You should read this annual report, including the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors” and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [Reserved]

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Agora, Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. As we may be required to obtain and maintain permits and licenses to operate our business in China in such services and businesses, we have, through our subsidiaries, entered into a series of contractual arrangements, as amended and restated, with the VIEs as well as its shareholders. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by equity ownership. The VIEs are owned by certain nominee shareholders, not Agora. All of these nominee shareholders are also beneficial owners of Agora.
It is important to note that investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by Agora’s subsidiaries and the VIEs. Investors who are non-PRC
residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “Agora” refers to Agora, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs. The VIEs primarily conducts operations in China, and the VIEs are consolidated for accounting purposes but are not the entities in which we own equity, and Agora does not conduct operations by itself.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 89.2%, 86.7% and 68.2%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 7.3% and 6.6% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs. See “Item 3. Key Information - D. Risk Factors -Risks Related to Our Corporate Structure” for a detailed discussion.
We face various legal and operational risks and uncertainties as a company operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the inability of the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.
Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we have a VIE structure in place, you should pay special attention to subsections headed “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—A. History and Development of the Company.”
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
Risks Related to Our Business and Industry

•
We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses.

•	Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products.

•	The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

•	If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer.

•	We may not successfully manage our growth as expected.

•	Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive.

•	The COVID-19 pandemic brings uncertainties to our business, financial condition and prospects.
Risks Related to Our Corporate Structure

•
If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•
We rely on contractual arrangements with the VIEs and the shareholders of the VIEs to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.

•	The shareholders of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition.

•
If the custodians or authorized users of our controlling
non-tangible
assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Risks Related to Doing Business in China

•
Changes in the political and economic policies of the PRC government could adversely affect our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs.

•	We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses.

•	We may be required to obtain and maintain permits and licenses to operate our business in China.

•
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

•
Our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Risks Related to the ADSs

•	The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial.

•
We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

•	We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and their trading volume could decline.

•
Although we believe we were not a passive foreign investment company, or a PFIC, for 2021, there is a significant risk that we will be a PFIC for the current taxable year and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or Class A ordinary shares.

Risks Related to Our Business and Industry
We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses.
The
RTE-PaaS
market is at an early stage of development. There is considerable uncertainty over the size and rate at which this market will grow, as well as whether our platform will be widely adopted. Prospective customers may be reluctant or unwilling to use our platform for a number of reasons, including concerns about costs, uncertainty regarding the reliability and security of cloud-based offerings, lack of awareness of the benefits of our platform, or that they have invested substantial personnel and financial resources to develop internal solutions. Our ability to expand sales depends on several factors that are out of our control, including but not limited to market awareness and acceptance, competition, end-user
demand for applications with RTE features launched by our customers, technological challenges and developments. If the
RTE-PaaS
market or demand for our products does not grow or even decreases, our business, operating results and financial condition would be adversely affected.
Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products.
To successfully grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as developer conferences and events and public relations initiatives. If the costs of the marketing channels we use increase dramatically, we may choose to use alternative and less expensive channels, which may not be as effective as current ones. Alternatively, we may adopt or expand usage of more expensive channels, which could adversely affect our margins, profitability and financial condition. We invest in marketing before being able to assess whether they improve brand awareness, customer acquisition or increase revenues in a cost-effective manner or at all. If our marketing programs are ineffective or inefficient, our business, operating results and growth prospects would be adversely affected.

Our success also depends on retaining customers and increasing their usage of our products and platform over time. We generate revenues from customers’ usage of our products integrated into their applications. Increasing usage of our products and platform over time will require customers to develop new use cases and those use cases to mature. The majority of our customers do not have long-term contractual commitments to us and may reduce or terminate their use of our products at any time without penalty or termination charges. End users’ demand for our customers’ applications that integrate our products are driven by many factors out of our or our customers’ control, making customers’ usage of our products and platform difficult to predict. Furthermore, if a significant number of customers reduce or cease their usage of our products, we may incur greater sales and marketing expenses than expected to maintain or increase revenues from other customers, which may impact our profitability. If usage levels fail to meet our expectations, our business, operating results and growth prospects would be adversely affected.
The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.
The global market for
RTE-PaaS
is relatively new and rapidly evolving. Currently, our competitors mainly include (i) pure-play
RTE-PaaS
companies, (ii) cloud communication platforms that offer RTE capabilities along with other communication service solutions in their broader product portfolio, and (iii) public cloud providers that offer
RTE-PaaS
services. In many cases, our prospective customers may choose to use custom software developed in-house
or by consultants, or legacy solutions repurposed by
in-house
developers to meet specific use cases. As we hope to sell our products to prospective customers with existing internal solutions, we need to demonstrate to them that our RTE products are superior to their current legacy solutions, and failure to do so may adversely affect our business, results of operations and financial condition.
We expect competition to intensify in the future. Although a number of large software vendors or cloud providers currently do not have
RTE-PaaS
offerings, some of them who operate in adjacent markets may bring such offerings to market through product development, acquisitions, or other means in the future. In addition, several of our competitors have greater brand recognition, longer operating histories, more and better-established customer relationships, larger sales forces, larger marketing and development budgets and significantly greater resources than we do. As a result, certain of our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements than us. Furthermore, these large vendors may be willing to provide competing software for free as part of enterprise-wide agreements that include other products or services. In these cases, it may be more difficult for us to compete effectively with our competitors, especially if our competitors attempt to continuously strengthen or maintain their market positions.
Our competitors may offer products, services and functions that are same or similar to our products with more compelling pricing terms, more competitive advantages, or greater geographic coverage in the markets where we do not operate or are less established. Furthermore, our customers may choose to use our products and our competitors’ products at the same time, resulting in increased pricing pressures and competition. This, in turn, may cause the decrease in our revenues, profitability and market acceptance and harm our business, operating results and financial condition.
If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer.
To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. In 2019, 2020 and 2021, our research and development expenses were US$23.6 million, US$49.5 million and US$110.7 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

Our new products or enhancements and changes to our existing products could fail to attain sufficient market acceptance for many reasons, including:

•	failure to accurately predict and meet market demand by launching products or functionalities desired by customers;

•	defects, errors, or failures in our products and solutions;

•	negative publicity about our platform’s performance or effectiveness;

•	developments in the legal or regulatory landscape that could adversely affect our platform, such as increased legal or regulatory scrutiny;

•	emergence of competitors whose products and technologies achieve earlier or wider market acceptance than us;

•	delays in releasing enhancements to our platform to the market, or failure to achieve adequate market acceptance for our platform and its enhancements; and

•	introduction or anticipated introduction of competing products by our competitors.
It is important that we maintain and increase the acceptance of our platform among the developers that work for our customers. We rely on developers to choose our platform over other options they may have, and to continue to use and promote our platform as they move between companies. These developers often make design decisions and influence the product and vendor processes within our customers. If we fail to gain or maintain their acceptance of our platform, our business would be harmed.
We may not successfully manage our growth as expected.
We have experienced rapid growth. In 2019, 2020 and 2021, we recorded total revenues of US$64.4 million, US$133.6 million and US$168.0 million, respectively. However, there can be no assurance that our business will continue to grow at any particular rate, or at all.
Our ability to forecast our future operating results is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. In the future, our profitability may be lower than it would be if our strategy were to maximize short-term profitability and we may operate at a loss. We intend to continue to invest significantly in sales and marketing efforts and in growing our platform and expanding our research and development and portfolio of products, which may not ultimately grow our business or cause long-term profitability.
Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.
We were founded in 2013 and our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to predict and manage future growth. We have encountered and will continue to encounter risks and difficulties as a rapidly growing company in a constantly evolving industry. If we do not address these risks successfully, our business may be harmed.
In 2019, 2020 and 2021, we recorded loss from operations of US$6.1 million, US$5.2 million and US$80.7 million, respectively, and net loss of US$6.2 million, US$3.1 million and US$72.4 million during the same periods, respectively. We will need to generate and sustain increased revenue levels and manage costs in future periods in order to be profitable. We intend to continue to expend significant funds to support further growth and further develop our platform, including expanding the functionality of our platform, expanding our technology infrastructure and business systems to meet the needs of our customers, expanding our sales force and developer and partner ecosystems, increasing our marketing activities, and growing our international operations. We will also face increased compliance costs associated with growth, expansion of our customer base and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenues to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, our business may be harmed.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive.
The market for
RTE-PaaS
is subject to rapid technological changes, evolving industry standards, regulations and customer needs, requirements and preferences. For example, the rollout of 5G networks could significantly impact the
RTE-PaaS
market. Although 5G networks are designed to provide higher data transmission quality and user experience which may increase demand for real-time engagement, it may also reduce the technical challenge for delivering real-time engagement and the value proposition of
RTE-PaaS.
The success of our business will depend, in part, on our ability to adapt and respond to these changes on an effective and timely basis. If we fail to develop new products that satisfy customers and end users and provide enhancements and new features for existing products that keep pace with rapid technological and industry change, our business, operating results and financial condition could be adversely affected. In addition, if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.
Our platform needs to be compatible with a variety of network, hardware, mobile and software platforms and technologies, and thus we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies. If customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, operating results and financial condition. Any failure to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, operating results and financial condition could be adversely affected.
Our operating results may fluctuate from time to time.
Our operating results have fluctuated and will continue to vary in the future as a result of a variety of factors, many of which are out of our control. For example, our revenue model is based in large part on end user adoption and usage of our customers’ applications, which can constrain our ability to forecast revenues. Some factors that may cause our operating results to fluctuate from period to period include:

•	our ability to attract, retain and increase revenues from customers;

•	fluctuations in the amount of revenues from our customers;

•	market acceptance of our products and our ability to introduce new products and enhance existing products;

•	end-user demand for applications with real-time engagement features;

•	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

•	our ability to control costs and operating expenses, including the fees that we pay network- and cloud service providers for data delivery and data centers for additional bandwidth;

•	our investments in research and development activities;

•	changes in our pricing as a result of our optimization efforts or otherwise;

•	reductions in pricing as a result of negotiations with our larger customers;

•	the rate of expansion and productivity of our sales force;

•	change in the mix of products that our customers use;

•
changes in end user and customer demand as end users increase and decrease their time online due to the imposition or easing of stay-at-home,
travel and other government mandates or changes in end user or customer demand for our products in response to the
COVID-19
pandemic;

•	the expansion of our business, particularly in international markets;

•	changes in foreign currency exchange rates;

•	changes in laws, regulations or regulatory enforcement in China, the United States or other countries that impact our ability to market, sell or deliver our products;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in international expansion;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;

•
general economic and political conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products, delay a prospective customer’s adoption decision, reduce the revenues that we generate from the use of our products or impact customer retention;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

•	the impact of new accounting pronouncements;

•	expenses incurred in connection with mergers, acquisitions or other strategic transactions and integrating acquired business, technologies, services, products and other assets; and

•	fluctuations in share-based compensation expense.
The occurrence of one or more of the foregoing factors may cause our operating results to vary significantly. For example, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on profitability in the short term.
We generated a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.
Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. In 2019, 2020 and 2021, we generated a substantial portion of our revenues from a limited number of customers. In 2019, 2020 and, 2021, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 38.4%, 37.4% and 29.8% of our revenues, respectively. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.
We are in the process of expanding our international operations, which exposes us to significant risks.
A component of our growth strategy involves the further expansion of our operations and customer base worldwide. We generated a majority of our revenues from customers operating primarily in the PRC in 2019, 2020 and 2021. We currently have offices in the PRC and the United States, as well as employees located in Europe and Southeast Asia. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect.
We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new markets, which will require significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle, difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;

•	challenges to our corporate culture resulting from a dispersed workforce;

•	our ability to effectively price our products in competitive international markets;

•	new and different sources of competition;

•	our ability to comply with the applicable laws and regulations in different jurisdictions;

•	the need to adapt and localize our products for specific countries;

•	the effect of differing governmental responses to the COVID-19 pandemic and the continuing impact of the pandemic on individuals, businesses and economies in various foreign jurisdictions;

•	the need to offer customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•
difficulties with differing technical and environmental standards, privacy, cybersecurity, data protection and telecommunications regulations and certification requirements outside China and the United States, which could prevent customers from deploying our products or limit their usage;

•	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control;

•	compliance with various anti-bribery and anti-corruption laws, such as the Foreign Corrupt Practices Act of 1977, or FCPA, and the United Kingdom Bribery Act of 2010;

•	tariffs and other non-tariff trade barriers, such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•
fluctuations in currency exchange rates, which could increase the price of our products in certain markets, increase the expenses of our international operations and expose us to foreign currency exchange rate risk or the cost and risk of hedging transaction if we choose to enter into such transactions in the future;

•	currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

•	restrictions on the transfer of funds;

•	deterioration of political relations among China, the United States and other countries;

•
exposure to political developments in the United Kingdom, or the U.K., including the departure of the U.K. from the European Union, or the EU, which has created an uncertain political and economic environment, instability for businesses and volatility in global financial markets; and

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.
Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, operating results and financial condition. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another. As our global operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our international business expansion, we cannot assure you that we are or will be in compliance with all local laws.
If we are unable to maintain and enhance our brand and increase market awareness of our company and products, our business, operating results and financial condition may be adversely affected.
We must maintain and enhance the “Agora” brand identity and increase market awareness of
RTE-PaaS
solutions generally and our products particularly to be successful. Our efforts to achieve widespread acceptance of our platform, attract and retain customers and increase usage of our products and platform depend on our marketing efforts,
RTE-PaaS
market thought leadership and ability to successfully differentiate our products and platform from alternatives. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenues. To the extent they do, the resulting revenues still may not be enough to offset the increased expenses we incur.
Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
Historically, we relied on the adoption of our products by developers through our self-service model as well as more targeted sales efforts. Our ability to further increase our customer base and achieve broader market acceptance of our platform will significantly depend on our ability to expand our sales and marketing operations. We plan to continue expanding our sales force and network, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, and our business may be harmed if they fail to attract additional customers.
As we increase our target sales efforts to larger organizations, we expect to incur higher costs and longer sales cycles. The decision to adopt our products by such customers may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while certain customers may quickly deploy our products on a limited basis before they commit to deploying our products at scale, they often require extensive education and customer support, engage in protracted pricing negotiations and seek dedicated product development resources. In addition, sales cycles for efforts targeted at larger organizations are inherently more complex and less predictable than the sales through our self-service model, and some customers may not use our products enough to generate revenues that offset the cost of customer acquisition. In addition, complex and resource-intensive sales efforts could place additional strain on our product and engineering resources.
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
We believe that continued growth in our business is also dependent upon identifying, developing and maintaining strategic relationships with additional third-party sales partners that can drive substantial revenues. If we fail to identify additional third-party sales partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future third-party sales partners in independently selling and deploying our products, our business, operating results and financial condition could be adversely affected.

We provide service or experience level commitments under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts, which could harm our business.
Most of our customer agreements contain service level commitments. In 2020, we launched our first ever Experience Level Agreement, or XLA, in real-time engagement to selected customers. Our XLA contains our guarantees on certain performance metrics, such as successful log-on
rate, jitter rate and latency, and focuses not only on service availability but also on end user experience. If we are unable to meet the stated service level commitments, including failure to meet the uptime and other requirements under our customer agreements, we may be contractually obligated to provide the affected customers with service credits which could significantly affect revenues in the periods in which the uptime or delivery failure occurs and the credits are applied. We could also face customer terminations, which could significantly affect both our current and future revenues. Any service or experience level failures could harm our business.
We have incurred and may continue to incur substantial share-based compensation expenses.
We use share-based compensation to award our management members and employees, and we have incurred share-based compensation expenses. In 2019, 2020 and 2021, our share-based compensation expenses amounted to US$4.3 million, US$12.0 million and US$31.5 million, respectively. On August 8, 2014, our board of directors adopted the 2014 Plan and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations. In January 2019, our board of directors approved and adopted the 2018 Equity Incentive Plan to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. At the end of June 2020, our board of directors approved and we adopted the Global Equity Incentive Plan. The terms of the Global Plan adopted by us are substantively the same as the terms of the 2018 Plan and 2014 Plan, which allows for the grant of non-statutory
share options, share appreciation rights, restricted shares, restricted share units, and performance awards to employees, directors and consultants and parent and subsidiary corporations’ employees and consultants. In November 2020, management adopted and our board of directors approved our Venture Partners Plan, or the VPP Program, to supplement our equity incentive plans. The VPP Program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. As of December 31, 2019, 2020 and 2021, our total outstanding granted options to the employees, directors and consultants were to purchase 38,011,964, 39,614,883 and 32,708,847 of ordinary shares, respectively. In the future, if additional share incentives are granted to our employees, directors or consultants, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.
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
Many of our large customers depend on our customer support team to assist them in deploying our products effectively by helping them resolve post-deployment issues quickly and providing ongoing support. If we do not invest sufficient resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting our products. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support without corresponding revenues could increase costs and adversely affect our business, operating results and financial condition.
The
COVID-19
pandemic brings uncertainties to our business, financial condition and prospects.
The outbreak of the
COVID-19
pandemic has resulted in significant disruptions and distortions in the global economy since 2020. As the
COVID-19
pandemic continued or reoccurred in China and globally, there has been and will continue to be significant uncertainties associated with the
COVID-19
pandemic, including the ultimate spread of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the scope and length of the resulting economic downturn.

The
COVID-19
pandemic has affected various aspects of our business. For instance, we experienced certain difficulties in purchasing bandwidth, co-location
space, servers and equipment on equally cost-efficient terms due to various government-imposed restrictions and other logistical hurdles. In addition, the economic downturn due to
COVID-19
may adversely affect our customers’ ability to pay and customer demand and end user usage, which would adversely affect our operating results and financial condition. Furthermore, the continuing pandemic may further impact our ability to maintain and expand our network infrastructure, which could severely disrupt our and our customers’ business and operations and adversely affect our operating results and financial condition. People in impacted regions, including in our largest markets, have generally spent more time online since the
COVID-19
outbreak, and various offline activities such as education and social interactions have moved online, resulting in an increase in revenue-generating usage of our products. As such restrictions are lifted, such increased usage may decline, which would adversely affect our operating results.
The extent to which the
COVID-19
pandemic affects our operations and financial performance will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of
COVID-19
and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others. Our operations could be disrupted if any of our employees is suspected of having
COVID-19,
since it could lead our employees to be quarantined and/or our offices to be disinfected.
We could incur substantial costs in protecting or defending our intellectual property rights, and we may in the future become involved in disputes relating to alleged infringement of others’ intellectual property rights. Any failure to protect our intellectual property rights, or alleged infringement of third-party intellectual property rights, could adversely affect our business, operating results and financial condition.
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
In addition, we may be subject to allegation of infringement of other parties’ intellectual proprietary rights, which, whether successful or not, could harm our brand, business, operating results and financial condition. There is considerable patent and other intellectual property development in our industry, and we may be unaware of the intellectual property rights of others that may cover some or all of our technology. Our competitors or other third parties may in the future claim that our products or platform and underlying technology infringe their intellectual property rights, and we may be found to be infringing such rights. Any claims or litigation, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, indemnify our customers or business partners, obtain licenses or modify our products or platform, prevent us from offering our products, develop alternative non-infringing
technology or comply with other unfavorable terms, any of which could significantly increase our operating expenses. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business.

We also rely, in part, on confidentiality agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it is possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information.
In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of others. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete
agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. To the extent we expand our international activities outside of China and the United States, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.
Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, operating results and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. There can be no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how
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
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other personnel with experience in our industry in the cities where our headquarters are located. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill important positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, operating results and financial condition. While we primarily use in-house
talents to conduct research and development process, our research and development team also includes outsourced personnel from third-party human resources companies. If any of the outsourced personnel fails to follow the instructions, policies and business guidelines formulated by the human resources companies in accordance with our requirements, our research and development efforts might be adversely affected. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.
We may acquire or invest in business, technologies, services, products and other assets, which may divert our management’s attention and result in the incurrence of debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We also may enter into relationships with other businesses to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their products or services are not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions also may disrupt our business, divert our resources or require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities. In addition, acquisitions and investments could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses and investment.
Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing shareholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges or substantial liabilities;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	encounter difficulties in retaining key employees of the acquired company or integrating diverse software codes or business cultures; or

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.
The occurrence of any of these foregoing could adversely affect our business, operating results and financial condition.
We may have insufficient transmission bandwidth and
co-location
space, which could result in disruptions to our platform and loss of revenues.
Our operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers and leasing co-location
facilities for our servers and equipment. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth demands by our customers. In the first quarter of 2020, we experienced a spike in usage as a result of demand for online real-time engagement spurred by
COVID-19.
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
The bandwidth we have contracted to purchase may become unavailable for a variety of reasons, including service outages, payment disputes, suspension or termination of the network providers’ business, natural disasters, pandemics, networks imposing traffic limits, or governments adopting regulations that impact network operations. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, services to our customers, or require us to issue credits and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform. If we are unable to provide sufficient bandwidth, we may also become contractually obligated to provide affected customers with service credits under service level commitments in our customer agreements.
Seasonality may cause fluctuations in our sales and operating results.
Although we have not historically experienced significant seasonality with respect to our revenues throughout the year given the growth in the adoption and usage of our platform, we have seen moderate seasonality in some use cases such as gaming. We have experienced lower growth in usage in the first quarter of prior years as Chinese end users reduce online activity due to the Lunar New Year and have experienced higher growth in usage in the third quarter as end users increase online activity due to fewer school days, which gives more opportunity to engage in gaming. The rapid growth in our business has offset this seasonal trend to date, but its impact on revenues may be more pronounced in future periods.
Defects or errors in our products could diminish demand for our products, harm our business and operating results and subject us to liability.
Our customers use our products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we have very limited insurance coverage for our operations in the PRC, the United States and other jurisdictions to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, operating results and financial condition may be adversely affected.

The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies or end users covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow for a variety of reasons, including reasons out of our control, such as competition in our industry.
If relations between China and the United States deteriorate, our business, operating results and financial condition could be adversely affected.
At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political and social issues, and future relations between these two countries may deteriorate. Changes in political conditions and changes in the state of
China-U.S.
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
relations may have on our ability to access capital or effectively do business in China or the United States. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause an adverse impact on the trading price of our ADSs.
Breaches of our networks or systems, or those of our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and leakage and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.
We depend on our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers, service providers and business partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees, service providers and business partners or to cause interruptions of our products and platform. Because the vulnerabilities and techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these vulnerabilities and techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Additionally, we depend on our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss or leakage of data. Any data security incidents, including the leakage of data of customers or the end users, internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption of us or our service providers could result in loss of confidential information, damage to our reputation, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if our cybersecurity measures or those of our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees, service providers and business partners, our reputation, business, operating results and financial condition could be adversely affected.
Our reliance on third-party SaaS technologies to operate critical internal functions of our business may adversely affect our business, operating results and financial condition.
We rely on hosted SaaS technologies from third parties to operate critical internal functions of our business, including enterprise collaboration and customer relations management services. If one or more of these services become unavailable due to extended outages or interruptions, or because they are no longer operated in a reasonably secure manner or available on commercially reasonable terms or prices, our expenses could increase as we consider appropriate alternatives. As a result, our ability to manage our operations could be interrupted and our processes for managing our sales process and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, which could adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons or other liabilities relating to or arising from our products or platform or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results and financial condition. Although typically we contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, thus demand for our products, and adversely affect our business, operating results and financial condition.
Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.
Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. When we utilize open source software in our products in certain ways, the applicable open source licenses may subject us and our customers to certain requirements, including requirements that we and our customers offer the products that incorporate the open source software for no cost, make available source code for modifications or derivative works that are based on, incorporate or use the open source software, and license such modifications or derivative works under the terms of applicable open source licenses. In some cases, open source software is also offered under commercial terms which do not include such requirements and obligations, in exchange for the payment of fees to be negotiated with the author or licensors. We have entered into a license agreement with a third-party licensor relating to certain open source software incorporated in certain of our and our customers’ products. However, in the future we may still receive notices alleging that our usage of other unlicensed open source software does not comply with the applicable license, or such usage requires us to obtain a commercial license. If it were determined that we had not complied with the conditions of one or more of these open source licenses, or if we are unable to successfully negotiate an acceptable commercial license, we and our customers could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined or otherwise prohibited from distributing our products that contained the open source software, and be required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our respective products and platforms, and to re-engineer
our products or platforms or discontinue offering our products in the event re-engineering
cannot be accomplished in a timely manner. Any of the foregoing could require us and our customers to devote additional research and development resources to re-engineer
our products or platforms, harm our reputation, or result in customer dissatisfaction, and may adversely affect our business, operating results and financial condition.
We face certain risks relating to the real properties that we lease.
As of the date of this annual report, we did not own any properties, and we lease office spaces from third parties for our operations in the United States and China. Any limitations on the leased properties, or lessors’ title to such properties, may impact our use of the offices, or in extreme cases, result in relocation, which may in turn adversely affect our business operations. For example, some of our lessors in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties, and some of our leased properties have been mortgaged by the owners to third parties such as banks. In addition, certain lease agreements of our leased properties in China may not have been registered with the relevant PRC government authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may be subject to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant PRC government authorities.

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
Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition.
We and our customers that use our products may be subject to privacy, cybersecurity and data protection- related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. The U.S. federal and various state governments as well as the PRC government and governments in other countries have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals. In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. Also, the U.S. Congress enacted the Export Controls Act of 2018, or ECA, with the principal purpose to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to
non-U.S.
individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cybersecurity considered critical to U.S. national security. The ECA has broadened the scope of U.S. export controls policy to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by the PRC. The U.S. government may require us to assist in its investigations related to U.S. national security by providing requested information. In the PRC, the PRC Cybersecurity Law and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations.
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
For example, the EU adopted the General Data Protection Regulation, or the GDPR, which took full effect on May 25, 2018. The GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. The UK has adopted legislation substantially implementing the GDPR, the UK General Data Protection Regulation and the UK Data Protection Act 2018, which we collectively refer to as the UK GDPR. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues, and the UK GDPR provides for fines for noncompliance of up to the greater of £17.5 million and 4% of total annual revenues. Given the breadth and depth of its obligations, working to meet the requirements of the GDPR has required significant time and resources, including a review of our technology and systems currently in use against the requirements of the GDPR, and similar expenditures of time and resources are required in the case of the UK GDPR. There are also additional EU laws and regulations (and member states implementations thereof), and laws and regulations in the UK, which govern the protection of consumers and of electronic communications. We have taken measures to address certain obligations under the GDPR and UK GDPR and to make us compliant with those regimes, but we may be required to take additional steps in order to comply with them. If our efforts to comply with GDPR, the UK GDPR, or other applicable EU or UK laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and operating results, and our ability to conduct business in the EU and UK could be significantly impaired.

Outside of the EU, we continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more strict laws with more stringent subject matter specific state laws in the United States and with a broader scope in the PRC. For example, in 2018, California enacted the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. The CPRA will generally take effect on January 1, 2023 and significantly modify the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Aspects of the CCPA, the CPRA, and their interpretation remain uncertain. The CCPA, CPRA, and similar laws may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with them. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that shares similarities with the CCPA, CPRA and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. Broad federal privacy legislation also has been proposed in the United States. Recent and new state and federal legislation relating to privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities. On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. On October 29, 2021, the draft Measures on Security Assessment of Cross-Border Transfer of Data was released by the CAC, which stipulates that data processors shall make self-assessment of the risks before cross-border data transfer, and shall apply for security assessment for cross-border data transfer under certain circumstances. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria has been satisfied, such as a completed official security assessment carried out by the PRC government authorities. While we do not believe current business provided in our name involves any transmission, use and exchange of information that comes under the definition of “cross-border transfer of personal information and important data” under the PRC Cybersecurity Law, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with the data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfer of personal data or and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for “critical information infrastructure operators,” and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which will become effective on February 15, 2022 and replace the Review Measures and further expand the applicability of the cybersecurity review requirement. Pursuant to the Revised Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Revised Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. Furthermore, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations which provide, among other things, that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this annual report, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed. Also, there is no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Therefore, it is uncertain whether we would be deemed as a “critical information infrastructure operator” or a “network platform operator” or a “data processors” holding one million users’ personal information, or whether our business will be deemed to affect or may affect national security under PRC laws, thus requiring us to go through a cybersecurity review process. As of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator. It also remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures and the Network Data Security Management Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Revised Review Measures and the enacted version of the Network Data Security Management Regulations mandate clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we had not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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
We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the PRC, the EU and other jurisdictions, and we cannot yet determine the impact that such future laws, rules, regulations and standards may have on our business. Moreover, existing PRC, U.S. federal and various state and foreign privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. Because global laws, regulations and industry standards concerning privacy, cybersecurity and data protection have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, operating results and financial condition.
Further, in many cases we rely on the data processing, privacy, data protection and cybersecurity practices of our suppliers and contractors, including with regard to maintaining the confidentiality, security and integrity of data. If we fail to manage our suppliers or contractors or their relevant practices, or if our suppliers or contractors fail to meet any requirements with regard to data processing, privacy, data protection or cybersecurity required by applicable legal or contractual obligations that we face (including any applicable requirements of our clients), we may be liable in certain cases. Legal obligations such as the GDPR, CCPA, CPRA, CDPA, the Health Insurance Portability and Accountability Act, or HIPAA, and other laws and regulations relating to privacy, cybersecurity and data protection may require us to manage our suppliers and their practices and to enter into agreements with them in certain cases. We may face difficulties in binding our suppliers and contractors to these agreements and otherwise managing their relevant practices, which may subject us to claims, proceedings and liabilities.
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
The future success of our business depends on the continued use of the internet as a primary medium for commerce, communications and business applications, as well as continued growth in online real-time engagement. The PRC government and the U.S. federal and various state governments as well as foreign governments have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. See “Item 3. Key Information - 3.D. Risk Factors – Risks Related to Doing Business in China – We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses” of this annual report.
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
In addition, the regulatory and market environment related to the industries in which our customers operate may have an adverse effect on our customers and therefore negatively impact our business. For example, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education on July 24, 2021, which contains requirements and restrictions related to after-school tutoring services and thus negatively affects certain of our customers and investments in the education sector.
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

We may also be subject to a number of rules and regulations in China that apply to internet businesses. See “Item 3. Key Information - D. Risk Factors – Risks Related to Doing Business in China – We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses”. As we continue to expand internationally, we may become subject to telecommunications laws and regulations in the foreign countries where we offer our products. Internationally, we currently offer our products in more than 100 countries.
Our international operations are subject to country-specific governmental regulations and related actions that may continue to increase our costs or impact our products and platform or prevent us from offering or providing our products in certain countries. Certain of our products may be used by customers located in countries where voice and other forms of IP communications may be illegal or require special licensing or in countries on a U.S. embargo list. Even where our products are reportedly illegal or become illegal or where users are located in an embargoed country, users in those countries may be able to continue to use our products in those countries notwithstanding the illegality or embargo. We may be subject to penalties or governmental action if end users continue to use our products in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business and damage our brand and reputation. We may be required to incur additional expenses to meet applicable international regulatory requirements or be required to discontinue those services if required by law or if we cannot or will not meet those requirements.
We may be subject to governmental export controls and economic sanctions regulations that could impair our ability to compete in international markets due to licensing requirements and could subject us to liability if we are not in compliance with applicable laws.
Certain of our products and services may be subject to export control and economic sanctions regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and the provision of our services must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our products or services, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our products and services in international markets, or, in some cases, prevent the export of our products or provision of our services to certain countries or end users. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitation on our ability to export our products and provide our services could adversely affect our business, operating results and financial condition.
Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers’ ability to import our products into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could harm our international sales and adversely affect our revenues. Compliance with applicable regulatory requirements regarding the export of our products and provision of our services, including with respect to new releases of our products and services, may create delays in the introduction of our products and services in international markets, prevent our customers with international operations from deploying our products and using our services throughout their globally-distributed systems or, in some cases, prevent the export of our products or provision of our services to some countries altogether.

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
Our operations are dependent in part upon transmission bandwidth provided by third-party network providers and access to co-location
facilities to house our servers, which in some countries may be state- owned, and some of our customers may also be state-owned, in each case exposing us to potential risks. As we continue our international expansion, we may face further challenges related to compliance with global anti-corruption laws. In addition to our own employees, we use third parties to assist us in the process of obtaining government licenses and approvals, including patent and trademark rights. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies, or state-owned or affiliated entities, and we may be held liable for inaccurate or incomplete accounting records, internal accounting controls deemed inadequate by applicable regulatory authorities and corrupt or other illegal activities of our employees, affiliates, third-party business partners, representatives and agents, even if we do not explicitly authorize such activities.
There can be no assurance that our employees or the employees of our third-party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, financial condition and the trading price of our ADSs.
We may have additional tax liabilities, which could harm our business, operating results and financial condition.
We are subject to income taxes and other taxes in the United States, the PRC and other foreign jurisdictions. Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arm’s-length pricing standards for our intercompany transactions and our state sales and use tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes if our tax positions were challenged by the State Administration of Taxation, or SAT, the Internal Revenue Service, or IRS, and other tax authorities. Should the SAT, the IRS or other tax authorities assess additional taxes as a result of audits or examinations, we may be required to record charges to operations that could adversely affect our business, operating results and financial condition.
Our global operations and structure subject us to potentially adverse tax consequences.
We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based on our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by tax authorities in various jurisdictions. Also, our tax expense depends on the applicability of withholding and other taxes, including withholding and indirect taxes on software licenses and related intercompany transactions, under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and tax authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in additional tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. The tax laws of certain countries in which we do business could also change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, operating results and financial position.

We have limited insurance to cover potential losses and claims arising from certain events.
We maintain standard insurance for our employees, including life and medical insurance. Our insurance coverage is provided by reputable companies in accordance with commercially reasonable standards. Consistent with the industry practice in the PRC, we have limited business interruption insurance, key-
person insurance or insurance covering potential liabilities. There is no assurance that the insurance policies we maintain are sufficient to prevent us from incurring any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies or the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If a U.S. person is treated as owning at least 10% of our share capital, such person may be subject to adverse U.S. federal income tax consequences.
If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our share capital, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our
non-U.S.
subsidiaries could be treated as CFCs for U.S. federal income tax purposes under constructive ownership rules even if we are not a CFC ourselves. A U.S. direct or indirect owner of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income” and “global intangible low-taxed
income”, regardless of whether we make any distributions. Failure to comply with such reporting requirements could result in adverse tax effects for U.S. owners and potentially significant monetary penalties. We will not assist investors in determining whether we or any of our
non-U.S.
subsidiaries is treated as a CFC, and we will not furnish to any person information that may be necessary to comply with the U.S. CFC rules. A U.S. investor should consult its advisors regarding the potential application of these rules.
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
We have operations primarily in China and the United States but sell to customers worldwide. As we continue to expand our international operations, we will become increasingly exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from revenues is denominated in U.S. dollars and Renminbi, a small amount is denominated in other currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our operating results. We do not currently maintain a program to hedge exposures to foreign currencies.

The value of the Renminbi against the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
We are a holding company and we rely on dividends paid by our WFOEs in China for our cash needs. Any significant fluctuation of Renminbi against the U.S. dollar could adversely affect our business, operating results and financial condition, and the value of any dividends payable in U.S. dollars. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
The Tax Cuts and Jobs Act, or the Tax Act, made broad and complex changes to the U.S. tax code, including changes to the uses and limitations of the federal and state net operating loss carryforwards, or NOLs, of Agora Lab, our subsidiary located in Santa Clara, California. For example, while the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act of 2020, allows for federal NOLs incurred in taxable years beginning after December 31, 2017 to be carried forward indefinitely, the Tax Act also imposes an 80% limitation on the use of NOLs that are generated in taxable years beginning after December 31, 2017 and carried forward to taxable years beginning on or after January 1, 2021. However, NOLs generated prior to December 31, 2017 will still have a
20-year
carryforward period, but are not subject to the 80% limitation. Other limitations may apply under state law, including California, which has enacted legislation to suspend the use of NOLs through the end of 2022. Furthermore, our ability to use Agora Lab’s NOLs is conditioned on Agora Lab maintaining profitability in the future and generating U.S. federal taxable income. Since we do not know whether or when Agora Lab will generate the U.S. federal taxable income necessary to use its remaining NOLs, its NOLs generated prior to December 31, 2017 could expire unused.
If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing and corporate governance standards of the Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time- consuming and costly and place significant strain on our personnel, systems and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form
20-F
filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

During the year, we completed the remediation of the material weaknesses in internal control over financial reporting that was reported during the year ended December 31, 2020. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2021.
In the future, our management may conclude that our internal control over financial reporting is not effective. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports that will be filed with the SEC. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or tested, or if it interprets the relevant requirements differently from us. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
If we fail to implement and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, and investors will likely lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities. Failure to maintain an effective control systems required of public companies could also restrict our future access to the capital markets. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
Our business is subject to the risks of earthquakes, fire, floods, pandemics and other natural catastrophic events, and to interruption by man-made
problems such as power disruptions, computer viruses, data security breaches or terrorism.
A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made
problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole, as is the case currently due to the
COVID-19
pandemic. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operating activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made
problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.
In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform and have impacted some of our services providers in the past and may occur on our platform in the future. Any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure, including third-party infrastructure and services upon which we rely, may give rise to litigation, consumer protection actions, or harm to our reputation, and as a result, may hinder our ability to retain existing customers and attract new customers.

Legal or administrative proceedings or allegations of impropriety against us or our management could have a material adverse impact on our business, operating results and financial condition.
We and members of our management may be subject to allegations, lawsuits or legal or administrative proceedings brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit, allegation or proceeding, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to-day
operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits, allegations or proceedings of a similar nature in the future. For example, while we have been continuously making efforts and devoting our resources to comply with labor-related laws and regulations in China, and as of the date of this annual report we were not aware of any pending claims raised by our employees or any notice of proceedings from regulatory authorities in this regard, there can be no assurance that our employment practices will at all times be in full compliance, which may subject us to labor disputes or other legal or administrative proceedings.
Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. In 2019, 2020 and 2021, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay additional compensation or damages, or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, operating results and financial condition.
Risks Related to Our Corporate Structure
If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, subject to undertakings for opening telecommunication industries made by China for joining WTO, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for those in a few categories, such as
e-commerce,
domestic multiparty communication,
storage-and-forward,
and call center services according to the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) effective on January 1, 2022, which may be amended, supplemented or otherwise modified from time to time, or the Negative List. It’s further required under the currently effective Provisions on the Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulations that. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas. The FITE Regulations was recently amended on April 7, 2022 and will become effective since May 1, 2022, among which, the previous requirement on the primary foreign investor’s experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.
Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our subsidiaries in the PRC are foreign-invested enterprises, or FIEs. As our current business and business plan to operate are deemed as kinds of VATS which are subject to restrictions or prohibitions, while our FIEs may not be eligible to operate VATS business in China according to above mentioned restrictions, we conduct our business in China through the VIEs. Shanghai Dayin has entered into a series of contractual arrangements with Shanghai Zhaoyan and its shareholders, and Easemob has entered into a series of contractual arrangements with Zhonghuan Chuanyin and its shareholders, which enable us to (1) exercise effective control over the VIEs, (2) receive all of the economic benefits of the VIEs and (3) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate its financial results as the VIEs under U.S. GAAP.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, is of the view that each of the contracts among Shanghai Dayin and Easemob, the VIEs and the shareholders of the VIEs is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, or the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.
In addition, our founder, chief executive officer and chairman owns the majority of the voting shares of the Company. Our founder, chief executive officer and chairman along with a small number of other employees, together the nominee shareholders, own the majority of the voting shares of the VIEs respectively. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.
If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	restricting our right to collect revenues;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance the VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.
Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could adversely affect our business, operating results and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements.
We rely on contractual arrangements with the VIEs and the shareholders of the VIEs to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.
We rely on contractual arrangements with the VIEs and the shareholders of the VIEs to operate our business in the PRC. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or the shareholders of the VIEs fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, though we have entered into share pledge agreements with the shareholders of the VIEs, our remedies under the share pledge agreements are primarily intended to help us collect debts owed to us by the VIEs or the shareholders of the VIEs under the contractual arrangements and may not help us in acquiring the assets or equity of the VIEs.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how such contractual arrangements should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be adversely affected.
The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.
The shareholders of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition.
The interests of the shareholders of the VIEs in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of the VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements with us.
Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter, on the one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in the VIEs to our WFOEs or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact
of the then existing shareholders of the VIEs as provided under the power of attorney agreements, directly appoint new directors of the VIEs. We rely on the shareholders of the VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could adversely affect our business, operating results and financial condition.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOEs, the VIEs and the shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and our overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our WFOEs or the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our WFOEs requests the shareholders of the VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our WFOEs and VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our WFOEs and VIEs increase, or if they are required to pay late payment fees and other penalties.
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
The VIEs hold substantially all of our assets in China. Under the contractual arrangements, the VIEs may not and the shareholders of the VIEs may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of the VIEs breach these contractual arrangements and voluntarily liquidate the VIEs, or any of the VIEs declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities or otherwise benefit from the assets held by the VIEs, which could adversely affect our business, operating results and financial condition. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, operating results and financial condition.
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
We have three major types of chops – corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.
In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its enactment could adversely affect our business, operating results and financial condition.
The MOFCOM published a discussion draft of the proposed Foreign Investment Law (2015), or the 2015 Draft, in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. In December 2018, the Standing Committee of the National People’s Congress, or the SCNPC published the draft Foreign Investment Law (2018), which was further amended and published in January 2019, as a second draft for comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect recently on January 1, 2020. The Foreign Investment Law replaced the three laws on foreign investment, i.e., the Wholly Foreign-owned Enterprise Law of the PRC, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC.
Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.
The 2015 Draft introduced certain concepts for the regulation of “variable interest entity” structure, or the VIE structures, such as “actual control” and “controlling PRC companies by contracts or trusts.” However, the enacted Foreign Investment Law, as well as its implementation rules which was promulgated on December 26, 2019 and took effect on January 1, 2020, no longer mention the relevant concepts for the regulation of these variable interest entity structures. Instead, the newly promulgated Foreign Investment Law contains a catch-all
provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of the VIEs would be determined under the enacted Foreign Investment Law. We also face uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected. If we are not able to obtain any approval when required, our contractual arrangements may be regarded as invalid and illegal, which could adversely affect our business, operating results and financial condition, for instance, we may not be able to (1) continue our business in China through our contractual arrangements with the VIEs, (2) exert effective control over the VIEs or (3) consolidate the financial results of, and receive economic benefits from the VIEs under existing contractual arrangements.
In addition, our corporate governance practice may be impacted and our compliance costs could increase if the VIEs were considered as FIEs under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant
with these information reporting obligations could potentially be subject to fines or administrative liabilities.

Risks Related to Doing Business in China
Changes in the political and economic policies of the PRC government could adversely affect our business, operating results and financial condition, and may result in our inability to sustain our growth and expansion strategies.
A substantial part of our operations are conducted in the PRC and a significant portion of our revenues are sourced from the PRC. Accordingly, our business, operating results and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.
The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.
While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, operating results and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently adversely affect our business, operating results and financial condition, and cause the value of our securities to significantly decline or become worthless.
We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses.
A significant portion of our operations are conducted in the PRC and are governed by PRC laws, rules and regulations. Our WFOEs and VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value in the PRC.
In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, the number of published decisions and the nonbinding nature of such decisions is limited, and the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published in a timely manner, or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Moreover, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could adversely affect our business, operating results and financial condition.

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
Issues, risks and uncertainties relating to China’s government regulation of the Chinese internet sector include the following.

•
We operate our business in China through businesses controlled through contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses related to value- added telecommunication services.

•
Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenges, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage or complete shut-down of our products. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security or MIIT, or their respective local counterparts.

•
In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council recently jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On December 28, 2021, the CAC, together with 12 other government agencies, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which bacame effective on February 15, 2022 requiring that, among others, the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Revised Review Measures also provides that any “network platform operators” holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC published the Network Data Security Management Regulations for public comments, which among others further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. Since the Revised Review Measures, the Network Data Security Management Regulations being drafted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

In addition, the Chinese government heavily regulates the online education industry, including relevant limitations on foreign investment, license and permit requirements for service providers in the online education industry. The Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly issued the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing to implement the requirements set forth in the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council. We enable interactive online classes where students and teacher can interact via video calling or voice, and revenues generated from online education solutions represented a substantial portion of our total revenues in 2019, 2020 and 2021. The crackdown on online education industry could materially adversely affect our business, operating results and financial condition.
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
Our business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business, or the Catalog, which was recently revised and promulgated on June 6, 2019. Considering the products we offer and the way our services are provided to our customers, we were of the view that our business activities did not clearly fit into any current category under the Catalog, and there was no specific license that was expressly and completely applicable to our business under the Catalog. However, the
RTE-PaaS
industry is still at a nascent stage of development and the laws and regulations regarding licenses for value added telecommunication services in the PRC are continuously evolving. According to our recent verbal consultations with MIIT conducted on January 19, 2022 through official consultation channel, our business activities of provision of real-time engagement platforms are regarded as domestic multiparty communication services, a kind of value-added telecommunications services and thus, we are required to obtain the a value-added telecommunication business operation license with service scope for provision of domestic multi-party communication services, or the DMPC license. Though Shanghai Zhaoyan has already obtained the DMPC license with national coverage on January 13, 2020 to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.
We will continuously assess the need to obtain and renew permits and licenses to operate our business, closely consult the supervisory authority having jurisdiction over us, and follow their guidance in a timely manner to ensure we run our business legally. However, we may fail, on acceptable terms and in a timely manner, or at all, to obtain, maintain or update the permits and licenses we may need to operate and expand our business from time to time and as required by the supervisory authorities. Business operations without proper permits and licenses may subject us to administrative penalties by relevant PRC regulators with measures including fines, and in very extreme cases, confiscation of the gains derived from the operations, being required to discontinue or restrict our operation and being placed in the credit blacklist made by the PRC regulator, and our business, operating results and financial condition could be materially adversely affected.

The Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
These regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise if (1) any important industry is concerned, (2) such transaction involves factors that have or may have impact on the national economic security or (3) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 (as amended in September 2018) is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, or MOFCOM Security Review Rules, issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See the section of this annual report captioned “Regulation - PRC Regulation-Regulations Related to Mergers and Acquisitions and Overseas Listings.”
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.
PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (1) an important industry is involved, such transaction involves factors that have had or may have an impact on national economic security and such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time- consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners, our WFOEs or the VIEs to liability or penalties, limit our ability to inject capital into our WFOEs and the VIEs or limit our WFOEs’ and the VIEs’ ability to increase their registered capital or distribute profits.
The SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
Mr. Zhao completed the initial SAFE registration pursuant to SAFE Circular 37 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, we may not be continuously aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our
PRC-resident
beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, our WFOEs or the VIEs to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our WFOEs and the VIEs and limit our WFOEs’ ability to distribute dividends to our company. These risks could adversely affect our business, operating results and financial condition.

Any failure to comply with PRC regulations regarding employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in equity incentive plans in overseas non-publicly-listed
companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice of the SAFE on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive
Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any equity incentive plans of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We are making, and will make efforts to comply with these requirements, but there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject relevant participants in our share incentive plans to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly- foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.
We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business.
We are a holding company and may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIEs for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our WFOEs or the VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our WFOEs and the VIEs permit payments of dividends only out of its retained earnings, if any, determined in accordance with applicable accounting standards and regulations.
Under PRC laws, rules and regulations, our WFOEs and the VIEs are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our WFOEs and the VIEs are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.
Limitations on the ability of the VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including making investments or acquisitions that could be beneficial to our businesses, paying dividends to our shareholders or otherwise funding and conducting our business.

The discontinuation of the preferential tax treatment available to us in China could adversely affect our business, operating results and financial condition.
Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, the modified Enterprise Income Tax Law of the PRC, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a reduced enterprise tax rate of 15%. Shanghai Dayin and Easemob are now qualified as HNTEs. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the SAT, on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, the Notice on Increasing the Proportion of Weighted
Pre-tax
Deduction for R&D Expenses issued by the MOF, the SAT and the Ministry of Science and Technology on September 20, 2018, and the Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of Integrated Circuit and Software Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT on December 11, 2020. In the event the preferential tax treatment for our PRC subsidiaries are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.
We and our non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.
Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese- controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we or any of our non-PRC subsidiaries were to be considered a PRC resident enterprise, we or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on our or the subsidiary’s global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law of the PRC. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information – D. Risk Factors - Risks Related to the ADSs - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets.”

Dividends paid to our non-PRC investors and gains on the sale of our ADSs by our non-PRC investors may be subject to PRC tax.
Under the modified Enterprise Income Tax Law of the PRC and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident
enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of ADSs by such investors is subject to PRC tax at a current rate of 10% if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ADSs, may be treated as income derived from sources within the PRC and as a result may be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC
residents and any gain realized on the transfer of ADSs by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). If we are considered a PRC resident enterprise, any PRC tax described above may be reduced under applicable tax treaties or arrangements between jurisdictions. However it is unclear whether holders of our ADSs would be able to obtain the benefit of income tax treaties or agreements entered into between China and their home jurisdictions. If dividends paid to our non-PRC
investors, or gains from the transfer of our ADSs by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs may decline significantly.
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
Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice of the SAT on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC
resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident
enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement on Issues Concerning the Withholding of
Non-resident
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
non-resident
enterprises.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC
resident enterprises, our WFOEs may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that our company should not be taxed under Bulletin 7 and SAT Circular 37, which could adversely affect our business, operating results and financial condition.
We are subject to restrictions on currency exchange.
A substantial portion of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our WFOEs or VIEs. Currently, our WFOEs may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our WFOEs and the VIEs.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our WFOEs and the VIEs, or to make additional capital contributions to our WFOEs.
We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our WFOEs, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our WFOEs to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our WFOEs is subject to the requirement of making necessary filings or registrations through enterprise registration system with relevant governmental authorities in China.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular of the SAFE on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated
registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the offering, to our WFOEs and the VIEs, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIEs by means of capital contributions given the potential restrictions on foreign investment in the businesses that are currently conducted by the VIEs.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals in a timely manner, if at all, with respect to future loans to our WFOEs or the VIEs or future capital contributions by us to our WFOEs. As a result, uncertainties exist as to our ability to provide prompt financial support to our WFOEs or the VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenue, earnings and cash flows;

•	regulatory developments affecting us, our customers, or our industry;

•	announcements of new products or service offerings and expansions by us or our competitors;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	changes in financial estimates by securities analysts;

•
changes in
end-user
and customer demand as
end-users
increase and decrease their time online due to the imposition or easing of stay-at-home,
travel and other government mandates or changes in
end-user
or customer demand for our products in response to the
COVID-19
pandemic;

•	detrimental adverse publicity about us, our products or services or our industry;

•	additions or departures of key personnel;

•	detrimental negative publicity about us, our management or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	sales of additional ADSs in the public markets or the perception that such sales may occur; and

•	actual or potential litigation or regulatory investigations.
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
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of February 28, 2022, our chief executive officer beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 16.4% of our total issued and outstanding share capital and 79.7% of the aggregate voting power of our total issued and outstanding share capital, due to the disparate voting powers associated with our dual-class share structure. See the section of this annual report captioned “Share Ownership.”
Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by their holder or a change of ultimate beneficial ownership of any Class B ordinary shares will generally result in the automatic and immediate conversion of such Class B ordinary shares into Class A ordinary shares, except for transfers to certain permitted transferees, which include Agora Partners L.P., an exempted limited partnership to be established in the Cayman Islands (the limited partners of which shall consist primarily of members of management of our company and its affiliates, and which we refer to as the Management Partnership), and affiliates controlled by our chief executive officer, Mr. Zhao. Because of the
20-to-one
voting ratio between our Class B ordinary shares and Class A ordinary shares, Mr. Zhao and any permitted transferees holding Class B ordinary shares, including potentially the Management Partnership, will continue to control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders for approval.
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
We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because Mr. Zhao, our chief executive officer and chairman, owns more than 50% of the aggregate voting power of our issued and outstanding share capital. If Mr. Zhao transfers shares to the Management Partnership, we may remain a controlled company even if Mr. Zhao ceases to be our employee, director or shareholder. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See the sections of this annual report captioned “Risks Related to the
ADSs-We
are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and
“-As
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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
In addition, we conduct a significant portion of our business operations in emerging markets, including China. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies and
non-U.S.
persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. In China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. See “-Risks Related to Doing Business in
China-It
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
We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. All of our current operations are conducted in China and the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. For example, in China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. See “-Risks Related to Doing Business in
China-It
may be difficult for overseas regulators to conduct investigations or collect evidence within China,” and
“-You
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
Holders of ADSs do not have the same rights as our shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings.
You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such Class A ordinary shares and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting.
Under our memorandum and articles of association, the minimum notice period required to be given by our company to our shareholders to convene a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such Class A ordinary shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 45 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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
Under the deposit agreement for the ADSs, if you do not vote, the depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have timely provided the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we wish a discretionary proxy to be given;

•	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

•	a matter to be voted on at the meeting would not have a material adverse impact on shareholders.
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
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
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
We believe we were not a passive foreign investment company, or PFIC, for 2021, but due to our ADSs’ price fluctuations there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or Class A ordinary shares.
A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production, of passive income. A separate determination must be made after the close of each taxable year as to whether the non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. If it were determined, however, that we are not treated as the owner of the VIEs for U.S. federal income tax purposes, we could be treated as a PFIC for any taxable year for that reason. We may also be a PFIC for other reasons, such as due to the decline in our market capitalization, as described below.
For purposes of the PFIC asset test, the value of our assets (including goodwill) may be determined, in large part, by reference to our market capitalization from time to time. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the composition of our income and assets for 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, no assurance can be given with respect to our PFIC status for the current or any future taxable year because the determination is factual and depends, in part, upon the composition of our income and assets and the value of our assets from time to time. Our market capitalization has been volatile and has generally declined significantly since our initial public offering. If the value of our goodwill is determined by reference to our market capitalization and the market price of the ADSs does not increase, there is a significant risk that we will be a PFIC for our current taxable year and possibly future taxable years.
If we are a PFIC for any taxable year during which a U.S. investor holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor, even if we ceased to be a PFIC in a later taxable year. See the section of this annual report captioned “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

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
RTE-PaaS
products.

In December 2014, we incorporated Agora IO, Inc, or Agora IO, a Cayman Islands exempted company with limited liability, and Agora IO Hong Kong Limited, or Agora HK, a Hong Kong corporation. In the same month, Agora IO, Agora and Agora Lab and their respective shareholders entered into a share swap arrangement which resulted in Agora and Agora Lab becoming wholly owned subsidiaries of Agora IO.
In April 2015, we incorporated Shanghai Dayin Network Technology Co., Ltd., or Shanghai Dayin, a PRC limited liability company. Shanghai Dayin is a wholly owned subsidiary of Agora HK and has entered into certain contractual arrangements with Zhaoyan and Zhaoyan’s shareholders. See the section of this annual report captioned “Item 4. Information on The Company—Organizational Structure—Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders.”
In July 2019, we incorporated Agora.IO Ltd. in the United Kingdom as a wholly owned subsidiary of Agora Lab, which we reorganized in August 2020 such that Agora Lab became a wholly owned subsidiary of Agora.IO Ltd.
In January 2020, we completed a reorganization, which we refer to as the Corporate Reorganization, resulting in Agora IO becoming a wholly owned subsidiary of Agora and Agora becoming wholly owned by former Agora IO shareholders. See the section of this annual report captioned “Item 4. Information on The Company—Organizational Structure—Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders.”
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
In February 2022, our Board has authorized a share repurchase program under which we may repurchase up to US$200 million of the Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy.
PRC laws and regulations place certain restrictions on foreign investment in and ownership of companies involved in the provision of internet-related services. Accordingly, we established certain contractual arrangements for our business operation in the PRC. We conduct our operations in the PRC mainly through Zhaoyan. We have effective control over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements collectively allow us to (1) exercise effective control over Zhaoyan, (2) receive substantially all of the economic benefits of Zhaoyan and (3) purchase all or part of the equity interests in Zhaoyan pursuant to exclusive call option exercisable when so permitted under PRC laws. For more details, including risks associated with the VIE structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
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
Cayman Islands.
Our main website is
www.agora.io
. The information contained on, or that can be accessed through, our main website is not a part of, and is not incorporated by reference into, this annual report.

Recent Regulatory Development on Cybersecurity
In January 2022, the CAC and several other administrations jointly promulgated the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective on February 15, 2022, superseding and replacing the cybersecurity review measures that had been in effect since June 2020. According to the Revised Review Measures, to the extent the purchase of network products and services by a CIIO or the data processing activities conducted by a “network platform operator” affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Revised Review Measures. The Revised Review Measures also expand the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities “in a foreign country.” Furthermore, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities “affect or may affect national security.” Since the Revised Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Revised Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security.” As a result, there can be no assurance that we will not be required to apply for a cybersecurity review for our purchase of network products and services to the extent we will be deemed an CIIO, or that we will not be required to apply for a cybersecurity review for maintaining our listing status and our future securities offerings overseas. To the extent any cybersecurity review is required, we cannot assure you that we will able to complete it in a timely manner, or at all. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations.
In addition, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations for public comment. According to the Network Data Security Management Regulations, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) a merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Among others, it further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this annual report, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as it was initial proposed. Therefore, it is uncertain whether future regulatory changes would impose additional responsibilities or restrictions on companies like us. We cannot predict the impact of the Network Data Security Management Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Network Data Security Management Regulations mandates clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.
Potential CSRC Approval Required for the Listing of our ADSs
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments)), or the “Administrative Provisions, and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the “Filing Measures, or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets.
The Draft Overseas Listing Regulations, among others, lay out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Regulations, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.
According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”) on December 24, 2021, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing procedure, the filings for other existent overseas listed companies will be separately arranged and will be allowed a sufficient transition period.
As of the date of this annual report, it remains uncertain when the final Administrative Provision and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, we may be required to file required documents with the CSRC regarding our future securities offerings and may be subject to additional compliance requirements.
Contractual Arrangements and Corporate Structure
We are a company organized under the law of the Cayman Islands and currently conducts substantially all of our business operations in the PRC through our WFOEs and VIEs. We conduct a significant portion of our businesses in China through the VIEs. It is the VIEs that holds our key operating licenses, provides services to our customers, and enters into contracts with our suppliers. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. As we may be required to obtain and maintain permits and licenses to operate our business in China in such services and businesses, we have, through our WFOEs, entered into a series of contractual arrangements, as amended and restated, with the VIEs, as well as their shareholders. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement, powers of attorney, and spousal consent, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP.
We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Material Licenses and Permits
Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information - D. Risk Factors - Risk Related to Our Business and Industry – We may be required to obtain and maintain permits and licenses to operate our business in China.”
However, the
RTE-PaaS
industry is still at a nascent stage of development and the laws and regulations regarding licenses for value added telecommunication services in the PRC are continuously evolving, it is possible that the businesses described in relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current or future laws, rules and regulations applicable to our business as promulgated and amended from time to time.
We will continuously assess the need to obtain and renew permits and licenses to operate our business, closely consult the supervisory authority having jurisdiction over us, and follow their guidance in a timely manner to ensure we run our business legally. However, we may fail, on acceptable terms and in a timely manner, or at all, to obtain, maintain or update the permits and licenses we may need to operate and expand our business from time to time and as required by the supervisory authorities. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to administrative penalties by relevant PRC regulators with measures including fines, and in very extreme cases, confiscation of the gains derived from the operations, being required to discontinue or restrict our operation and being placed in the credit blacklist made by the PRC regulator, and our business, operating results and financial condition could be materially adversely affected.

Transfer of Funds and Other Assets
Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2019, 2020 and 2021, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities.
As of December 31, 2021, Agora, Inc. had made cumulative capital contributions of US$18.3 million to our PRC subsidiary through intermediate holding companies, and were accounted as long-term investments of Agora Inc. These funds have been used by our PRC subsidiaries for their operations. In 2019, 2020 and 2021, the VIEs transferred US$24.9 million, US$63.6 million and US$38.6 million, respectively, to our PRC subsidiaries as payment of service fees.
As of December 31, 2020 and 2021, the payment of service fees from the VIEs to our PRC subsidiaries amounted to US$106.4 million and US$144.9 million, respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to US$26.8 million and US$32.0 million, respectively. The fees pertain to the research and development services between the VIEs and the WFOEs under the VIE agreements, as well as technical consulting services between the VIEs and our other PRC subsidiaries.
There were no other assets transferred between the VIEs and
non-VIEs
in 2019, 2020 and 2021.
For the service fees owed by the VIEs to the WFOEs under the VIE agreements, subject to PRC taxes, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Agora, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”
For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

	Taxation Scenario (1)
	Preferential Tax and Treaty Rates (Scenario A)	Statutory Tax and Treaty Rates (Scenario B)
Hypothetical pre-tax earnings (2)	100%	100%
Tax on earnings at preferential rate (Scenario A, 15%) or statutory rate (Scenario B, 25%) (3)	(15)%	(25)%
Net earnings available for distribution	85%	75%
Failure of tax planning strategies – distribution to WOFE subject to double taxation at 25%	—	(18.8)%
Amounts to be distributed as dividend from WFOE	85%	56.2%
Withholding tax at standard rate of 10% (4)	(8.5)%	(5.6)%
Net distribution to Parent/Shareholders	76.5%	50.6%
Notes: (1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax
earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2) Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3) Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4) The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.
The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities, we have other
tax-planning
strategies that can be deployed on a tax neutral basis.
Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIEs level (for non-deductible
expenses) and one at the PRC subsidiaries level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax
loss to approximately 7.1% of the
pre-tax
loss. Our management is of the view that the likelihood that this scenario would happen is remote.
Financial Information Related to the VIEs
The following tables present the summary financial information for the VIEs and its subsidiaries, the WFOE’s that are the primary beneficiary of VIEs, and other entities within the Group for the periods presented.
Selected Condensed Consolidated Statements of Comprehensive Loss Data

	For the Year Ended December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	40,621	12,744	114,617	—	167,982
Inter-company revenues (1)	—	31,060	12,661	—	(43,721)	—
Research and development (Interco) (1)	—	—	—	(43,721)	43,721	—
Other costs and expenses	(1,056)	(121,915)	(50,841)	(77,431)	—	(251,243)
Other operating income	—	71	935	1,562	—	2,568
Income (loss) from subsidiaries and VIEs	(73,925)	(30,126)	(5,660)	—	109,711	—
Income (loss) from non-operations	2,626	6,359	103	90	—	9,178

Income (loss) before income tax expenses	(72,355)	(73,930)	(30,058)	(4,883)	109,711	(71,515)
Less: income tax expenses	—	5	(68)	(777)	—	(840)

Net income (loss)	(72,355)	(73,925)	(30,126)	(5,660)	109,711	(72,355)
Net income (loss) attributable to ordinary shareholders	(72,355)	(73,925)	(30,126)	(5,660)	109,711	(72,355)

	For the Year Ended December 31, 2020
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	18,307	3	115,254	—	133,564
Inter-company revenues (1)	—	9,513	53,841	577	(63,931)	—
Research and development (Interco) (1)	—	—	(577)	(63,354)	63,931	—
Other costs and expenses	(510)	(39,806)	(47,406)	(52,705)	—	(140,427)
Other operating income	—	—	546	1,126	—	1,672
Income (loss) from subsidiaries and VIEs	(3,765)	7,204	1,247	—	(4,686)	—
Income (loss) from non-operations	1,161	1,017	23	438	—	2,639

Income (loss) before income tax expenses	(3,114)	(3,765)	7,677	1,336	(4,686)	(2,552)
Less: income tax expenses	—	—	(473)	(89)	—	(562)

Net income (loss)	(3,114)	(3,765)	7,204	1,247	(4,686)	(3,114)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(6,715)	—	—	—	—	(6,715)
Less: accretion on convertible redeemable preferred shares to redemption value	(193,466)	—	—	—	—	(193,466)

Net income (loss) attributable to ordinary shareholders	(203,295)	(3,765)	7,204	1,247	(4,686)	(203,295)

	For the Year Ended December 31, 2019
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	7,541	—	56,887	—	64,428
Inter-company revenues (1)	—	—	32,890	558	(33,448)	—
Research and development (Interco) (1)	—	—	(558)	(32,890)	33,448	—
Other costs and expenses	—	(20,073)	(26,512)	(24,040)	—	(70,625)
Other operating income	—	(1)	53	56	—	108
Income (loss) from subsidiaries and VIEs	(6,177)	5,990	225	—	(38)	—
Income (loss) from non-operations	—	366	18	329	—	713

Income (loss) before income tax expenses	(6,177)	(6,177)	6,116	900	(38)	(5,376)
Less: income tax expenses	—	—	(126)	(675)	—	(801)

Net income (loss)	(6,177)	(6,177)	5,990	225	(38)	(6,177)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(9,962)	—	—	—	—	(9,962)
Less: accretion on convertible redeemable preferred shares to redemption value	(50,715)	—	—	—	—	(50,715)

Net income (loss) attributable to ordinary shareholders	(66,854)	(6,177)	5,990	225	(38)	(66,854)

Notes:
(1) It represents the elimination of the intercompany service charges at the consolidation level for research and development services with primary beneficiary of VIEs and technical consulting services with other subsidiaries.

Selected Condensed Consolidated Balance Sheet Data
The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousand)
Assets
Current assets:
Cash and cash equivalents	148,218	128,960	5,704	2,786	—	285,668
Short-term investments	75,616	386,473	—	7,547	—	469,636
Accounts receivable, net	—	6,892	1,102	24,625	—	32,619
Prepayments and other current assets	1,012	5,221	1,309	1,259	—	8,801
Contract Asset	—	—	962	—	—	962
Amounts due from intercompany (4)	701,202	216,147	71,334	10,109	(998,792)	—

Total current assets	926,048	743,693	80,411	46,326	(998,792)	797,686
Property and equipment, net	—	10,605	950	7,639	—	19,194
Operating lese right-of-use assets	—	4,335	2,335	766	—	7,436
Intangible Assets	—	6,339	127	231	—	6,697
Goodwill	—	56,142	—	—	—	56,142
Long-term investments	—	37,006	—	16,919	—	53,925
Other non-current assets	—	2,793	814	312	—	3,919
Investments in subsidiaries (2)	73,273	15,014	—	—	(88,287)	—
Investments in VIEs (2)	—	—	5,560	—	(5,560)	—

Total non-current assets	73,273	132,234	9,786	25,867	(93,847)	147,313

Total assets	999,321	875,927	90,197	72,193	(1,092,639)	944,999

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	1,482	76	3,751	—	5,309
Advances from customers	—	382	7,195	1,491	—	9,068
Taxes payable	12	1,704	478	241	—	2,435
Current operating lease liabilities	—	2,330	1,168	459	—	3,957
Accrued expenses and other current liabilities	449	19,519	17,345	15,721	—	53,034
Amounts due to related parties (3)	—	—	—	—	—	—
Amounts due to intercompany (4)	132,599	774,011	47,788	44,394	(998,792)	—

Total current liabilities	133,060	799,428	74,050	66,057	(998,792)	73,803
Long term payables	—	254	13	228	—	495
Long-term operating lease liabilities	—	2,027	1,120	305	—	3,452
Deferred tax liabilities	—	945	—	43	—	988

Total non-current liabilities	—	3,226	1,133	576	—	4,935
Total liabilities	133,060	802,654	75,183	66,633	(998,792)	78,738

Total shareholders’ equity (deficit)	866,261	73,273	15,014	5,560	(93,847)	866,261

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	999,321	875,927	90,197	72,193	(1,092,639)	944,999

64

	As of December 31, 2020
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousand)
Assets
Current assets:
Cash and cash equivalents	11,365	97,194	297	2,362	—	111,218
Short-term investments	200,049	308,845	2,912	12,414	—	524,220
Accounts receivable, net	—	4,282	—	23,558	—	27,840
Prepayments and other current assets	1,784	1,599	1,372	2,704	—	7,459
Contract Asset	—	—	—	—	—	—
Amounts due from intercompany (4)	456,665	120,387	44,836	2,090	(623,978)	—

Total current assets	669,863	532,307	49,417	43,128	(623,978)	670,737
Property and equipment, net	—	6,397	1,406	8,951	—	16,754
Intangible Assets	—	209	—	—	—	209
Goodwill	—	3,089	—	—	—	3,089
Deferred tax assets	—	—	—	511	—	511
Other non-current assets	—	554	845	205	—	1,604
Investments in subsidiaries (2)	117,305	40,535	—	—	(157,840)	—
Investments in VIEs (2)	—	—	6,858	—	(6,858)	—

Total non-current assets	117,305	50,784	9,109	9,667	(164,698)	22,167

Total assets	787,168	583,091	58,526	52,795	(788,676)	692,904

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	2,238	146	5,337	—	7,721
Advances from customers	—	226	—	1,113	—	1,339
Taxes payable	—	514	1,403	254	—	2,171
Current operating lease liabilities	—	—	—	—	—	—
Accrued expenses and other current liabilities	30	5,587	13,274	5,035	—	23,926
Amounts due to related parties (3)	—	1,150	—	—	—	1,150
Amounts due to intercompany (4)	130,675	455,937	3,168	34,198	(623,978)	—

Total current liabilities	130,705	465,652	17,991	45,937	(623,978)	36,307
Long term payables	—	82	—	—	—	82
Deferred tax liabilities	—	52	—	—	—	52
Total non-current liabilities	—	134	—	—	—	134

Total liabilities	130,705	465,786	17,991	45,937	(623,978)	36,441

Total shareholders’ equity (deficit)	656,463	117,305	40,535	6,858	(164,698)	656,463

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	787,168	583,091	58,526	52,795	(788,676)	692,904

Notes:	(2) It represents the elimination of the investment among Agora, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(3) It represents the consideration payable to a company under the common control of a principal shareholder as part of the Netless acquisition during 2020. The cash consideration was recorded as a payable as of December 31, 2020 and was subsequently settled in January 2021.
(4) It represents the elimination of intercompany balances among Agora, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidated Statements of Cash Flow Data
The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies (5)	—	—	(3,204)	(38,565)	41,769	—

Sales of service from Group Companies (5)	—	26,707	11,858	3,204	(41,769)	—

Operating activities with external parties	1,922	(46,583)	(26,440)	51,101	—	(20,000)

Net cash (used in) generated from operating activities	1,922	(19,876)	(17,786)	15,740	—	(20,000)

Investment in inter-company-others (6)	(241,495)	(52,220)	(23,911)	—	317,626	—
Other investing activities	124,434	(169,944)	3,136	(15,316)	—	(57,690)
Net cash used in investing activities	(117,061)	(222,164)	(20,775)	(15,316)	317,626	(57,690)

Proceeds from inter-financing-others (6)	—	275,406	42,220	—	(317,626)	—
Other financing activities	251,992	(55)	—	—	—	251,937
Net cash provided by financing activities	251,992	275,351	42,220	—	(317,626)	251,937

	For the Year Ended December 31, 2020
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies (5)	—	—	(80)	(63,561)	63,641	—

Sales of service from Group Companies (5)	—	19,688	43,873	80	(63,641)	—

Operating activities with external parties	(234)	(18,581)	(42,020)	67,399	—	6,564

Net cash (used in) generated from operating activities	(234)	1,107	1,773	3,918	—	6,564

Investment in inter-company-others (6)	(410,312)	—	—	—	410,312	—
Other investing activities	(200,049)	(312,231)	(3,907)	(18,865)	—	(535,052)
Net cash used in investing activities	(610,361)	(312,231)	(3,907)	(18,865)	410,312	(535,052)

Proceeds from inter-financing-others (6)	—	410,312	—	—	(410,312)	—
Other financing activities	536,103	(1,653)	(812)	—	—	533,638
Net cash provided by financing activities	536,103	408,659	(812)	—	(410,312)	533,638

	For the Year Ended December 31, 2019
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies (5)	—	—	—	(24,933)	24,933	—

Sales of service from Group Companies (5)	—	—	24,933	—	(24,933)	—

Operating activities with external parties	—	(10,730)	(22,887)	34,323	—	706

Net cash (used in) generated from operating activities (5)	—	(10,730)	2,046	9,390	—	706

Investment in inter-company-others (6)	55,355	—	—	—	(55,355)	—
Other investing activities	—	(1,885)	(469)	(998)	—	(3,352)
Net cash used in investing activities	55,355	(1,885)	(469)	(998)	(55,355)	(3,352)

Proceeds from inter-financing-others (6)	—	(55,355)	—	—	55,355	—
Other financing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	(55,355)	—	—	55,355	—
Notes: (5) The cash flows which have occurred between our subsidiaries and the VIEs included the following:
- cash paid by VIEs to WFOEs for technical service fees;
- cash paid by WFOEs to VIEs for research and development consulting fees;
(6) The cash flow represents capital injections from Agora IO Hong Kong Limited to other subsidiaries, as well as cash transfers between Agora, Inc. and its equity owned subsidiaries.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
In the future, Agora’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Agora. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the “SAFE”, or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Agora, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”
Implication of the Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, accordingly our auditor has been identified as one of those registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and materially and adversely affect the value of your investment. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors - Trading in our ADSs may be prohibited and as a result our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections.”

B. Business Overview
People increasingly use real-time video or voice to interact and engage with others online. Traditionally, such engagement happens as standalone experiences in dedicated applications for video or voice conferencing. But increasingly, people are looking for contextual real-time video or voice engagement embedded in the application they are already using, rather than having to use another application for those functionalities. For example, businesses want to have full video and voice engagement functions in a remote working application to keep staff productive; shoppers in an
e-commerce
application want to see products and talk to sellers live; and users in a social application want to see and talk to their friends in real time. The potential opportunities for such contextual real-time video or voice engagement are extensive in the future.
However, for many developers, real-time video and voice engagement functionalities are too difficult and expensive to build. Real-time video or voice engagement requires reliable multi-way
transmission of large amounts of data between users at millisecond latency. The public internet, however, is an open and best effort network with no assurance of service quality. Network conditions vary across time of day, geographies and network operators, often causing significant data packet loss and high latency. Furthermore, hardware and software proliferation and fragmentation has exacerbated the challenges developers face in providing broadly compatible solutions.
Agora was founded to solve these problems.
We want to empower every developer – whether working as a solo entrepreneur or as part of a larger organization – to leverage real-time engagement to create innovative products, elevate end user experiences and differentiate themselves from their competition. We provide developers simple-to-use,
highly customizable and widely compatible application programming interfaces, or APIs, to embed real-time engagement functionalities into their applications without the need to develop the technology or build the underlying infrastructure themselves. The real-time data transmission is handled by our Software-Defined Real-Time Network, or
SD-RTN,
which is a virtual network overlay on top of the public internet running on more than 200 co-location
data centers worldwide. Using our proprietary algorithms, the
SD-RTN
continuously monitors and optimizes data transmission paths through the network to minimize latency and packet loss, enabling high quality real time engagement across millions of concurrent end users.
Since the establishment of our dual headquarters in Santa Clara, California and Shanghai, China in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community with more than 405,000 accumulated registered applications on our platform as of December 31, 2021. We serve developers spanning across 151 countries. In 2021, we powered more than 675 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions,
e-commerce,
financial services, healthcare and IoT.
Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers, defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, reached 2,670 as of December 31, 2021. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Constant Currency Dollar-Based Net Expansion Rate (excluding the impact of the acquisition of Easemob in 2021), which was 131%, 179% and 104% for 2019, 2020 and 2021, respectively.
Our total revenue grew by 107.3% from US$64.4 million in 2019 to US$133.6 million in 2020 and further to US$168.0 million in 2021. We recorded net loss of US$6.2 million, US$3.1 million and US$72.4 million in 2019, 2020 and 2021, respectively.
The Agora Platform
Our cloud platform enables real-time engagement for millions of concurrent end users worldwide. The key components of our platform are the Agora SDK and the
SD-RTN,
which are the foundation of the products we offer developers such as Video Calling, Voice Calling, Interactive Live Streaming, Chat, Signaling, Recording and Analytics, among others. These products can be accessed through simple APIs and are fully programmable.
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
The SD-RTN is a virtual network overlay on top of the public internet that runs on more than 200 co-location data centers worldwide and handles real-time data transmission between end-user devices when using the Agora SDK. The SD-RTN uses a full-mesh architecture and continually measures the transmission performance between each of the data centers. Because we have total control over every data center within the SD-RTN, we are able to use sophisticated algorithms to plan traffic and optimize routing within the SD-RTN with the local transmission situation taken into account. Such global routing optimization is not directly available on the public internet, as it is decentralized and managed by disparate network operators. As a result, the SD-RTN is able to achieve superior performance compared to the public internet in terms of latency and packet loss, which ultimately translates into elevated end-user experience.

Our Products
Our products include (i) Core Products, which consist of a range of products designed to deliver our key RTE capabilities, (ii) Extensions, which comprise various capabilities and tools to enable developers to launch RTE in specific use cases and verticals, and (iii) Application Platforms, which deploys our key RTE capabilities in low-code
or
no-code
environment to help developers with little or no RTE expertise quickly develop products.
We offer our products to developers through a suite of
simple-to-use,
highly customizable and widely compatible APIs, which allows developers to easily and efficiently integrate key RTE functionalities into their proprietary applications by leveraging our products and capabilities as building blocks.
Core Products

•
Video Calling.
Our Video Calling product enables real-time video interactions at up to full high-definition resolution among multiple end users. Our Video Calling product offers features such as adaptive compression according to network conditions, perceptual video coding and resolution enhancement. The SDK for Video Calling allows for seamless integration with third-party extensions and functions as well as deep customization of video resolution and layout.

•
Voice Calling.
Our Voice Calling product enables real-time voice interactions among multiple end users. Our Voice Calling product offers features such as 3D spatial audio, active speaker detection, audio mixing, noise reduction, echo cancelation, surge control and voice effects.

•
Interactive Live Streaming.
Our Interactive Live Streaming product enables real-time video and voice interactions that are synchronously streamed to up to millions of end users. At latency significantly lower than traditional
CDN-powered
livestreaming experiences, our Interactive Live Streaming product makes it possible for developers to create innovative features in their applications where end users could truly have real-time engagement with hosts and among themselves.

•
Chat.
Our Chat product enables real-time instant messaging, both as a stand-alone instant messaging service and as an add-on
functionality of other real-time engagement sessions, such as live streaming where end users could make comments and send virtual gifts to hosts. Our Chat product provides comprehensive features such as multi-media support, user management and content moderation.

•
Signaling.
Our Signaling product provides a highly reliable and low latency service capable of delivering signals and commands to up to millions of concurrent recipients through the
SD-RTN.
For example, our Signaling product enables call invitations, bi-directional
monitoring and messaging control between apps and devices like smart watches, home security cameras and other IoT devices.

•
Acceleration.
Our Acceleration product facilitates
ultra-low
latency transmission over the internet through our
SD-RTN.
This product was initially designed to be used by developers who have developed their own media processing modules but would benefit from access to our
SD-RTN
to accelerate their streaming content transmissions. In 2021, we improved our Acceleration product and it can now facilitate the transmission of any type of data beyond streaming content.

Extensions

•
Interactive Whiteboard.
Our Interactive Whiteboard product enables developers to build online whiteboard rooms where end users can present ideas, share multi-media content and collaborate on projects from multiple devices simultaneously. Our Interactive Whiteboard product provides an abundance of features, such as file conversion and screenshots.

•
Recording.
Our Recording product records and saves video and voice interactions and live interactive streaming, either on our platform or on servers designated by the developers. Our Recording product enables a wide range of use cases such as session recording in our Interactive Whiteboard product, regulatory compliance, record keeping and customer service quality evaluations.

•
Analytics.
Our Analytics product provides customers with the tools to track video and voice quality, performance and streaming usage. It provides full-cycle monitoring dashboard to developers so that they can quickly see trends, monitor potential issues and solve problems accordingly in real-time, thereby providing operational transparency and efficiency and enhancing end user experience.

•
Extensions Marketplace.
In 2019, we introduced our Extension Marketplace, a
one-stop
shop offering a series of third-party solutions and services, such as featured extensions, video/audio modifiers and other tools, that can be easily incorporated into the developers’ own applications. Developed by our partners, these third-party solutions and services work as extensions on our products in specific use-case
functionalities. For example, one extension enables real-time 3D masks, AR face filters and virtual background in group video chats to bring fun and immersive experiences. Another extension provides real-time speech recognition and transcription, together with conversation insights analysis. We believe the third-party solutions and services on our Extension Marketplace help us extend the value and accelerate the adoption of our platform.

Application Platforms

•
Flexible Classroom.
In 2020, we introduced Flexible Classroom to offer a
low-code
application Platform as a Service, or aPaaS, for education providers. Flexible Classroom combines video, voice, chat, signaling, whiteboard and recording functionalities into an integrated cloud-based solution, which allows developers with minimal coding capabilities to build and launch a full-featured online interactive teaching platform under their own brands with customized layout and differentiated user experience in a matter of minutes.

•
App Builder.
App Builder, our
no-code
application platform, is designed for developers with little or no coding experience to quickly and easily build their own applications with video conference and live streaming functionalities. A wide range of conferencing features, such as multi-screen sharing, dial-in
support, host controls, cloud recording and call analytics, are at a developer’s disposal with simple clicking and dragging.

Technology and Infrastructure
We built our cloud-native platform to enable worldwide, real-time video and voice engagement and messaging for up to millions of concurrent users. The key components of our platform are the Agora SDK and the
SD-RTN.

•
Agora SDK.
The Agora SDK contains all the
front-end
software modules a developer needs to embed real-time engagement capabilities into an application. The Agora SDK has comprehensive features and is easy to be integrated into applications across development frameworks with good documentation and simple codes. The Agora SDK is customizable based on the functionalities needed by the developer and runs on end users’ devices as part of the developer’s application. Specifically, the key functions of these main modules include:

•	Capturing modules capture audio and video streams and Rendering modules combine and synchronize multiple videos or audio streams.

•
Pre-processing
modules reduce background noise and add a variety of video or audio special effects; modify the raw streams to reduce background noise, cancel echo, enable users to “beautify” their video appearance and add a variety of video special effects in real time, among other things, as well as post-processing modules that enhance the received streams, including resolution enhancement, noise reduction, image sharpening, concealment of audio or video defects such as jitter and color blocks, and video frame interpolation.

•
Encoding and decoding modules compress and decompress the streams before and after transmission. Our video and audio codecs dynamically adapt the size of video and audio streams based on network transmission environment and end user device capabilities.

•
“First-mile” and “last-mile” transmission modules transmit data between end user devices and an edge node of the
SD-RTN.
Our transmission modules dynamically select the optimal edge nodes based on changes in the network environment, for example, when the end user device switches from a WiFi to a cellular network connection. Our transmission modules also use adaptive channel coding based on predicted packet-loss rate, as well as other strategies, to compensate for packet loss.

•
Playback audio and video signals is the process of playing the received audio signal on the local playback device (such as an earpiece, or external speaker) based on end users’ actual scenarios to ensure the playback is fluent and volume can be adjusted by setting the volume of the audio and video signal.

We have developed the Agora SDK to be as compact as possible once embedded within an application, to ensure compatibility with major operating systems, development frameworks and programming languages, and a wide variety of phones, PCs and other connected devices, including relatively older and less sophisticated models.

•
SD-RTN.
SD-RTN
is our
back-end
infrastructure, is a virtual network overlay on top of the public internet based on proprietary algorithm that runs on more than 200 co-location
data centers worldwide. Our
SD-RTN
acts as a traffic controller that handles and routes real-time data transmissions between end user applications using the Agora SDK. One key distinguishing feature of our
SD-RTN
is our
all-software
architecture, in that we do not own or lease physical or private data transmission lines. We believe our all-software
approach is cost-effective, enables highly flexible routing optimization and will continue to improve through iterative development.

The public internet is an open and best effort network with no assurance of service quality. As data is transmitted, data packets pass through various segments managed by disparate network operators with their own routing protocols that do not always take into account the conditions of the other segments. The
SD-RTN
compensates for this absence of centralization with its virtual, software overlay. Because we have total control over every data center within our
SD-RTN,
we are able to optimize routing and plan traffic holistically.
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
capacity by adding servers at a local data center, connecting more data centers at the continent level or purchase additional bandwidth to manage customer growth across geographies. If one server goes down, the
SD-RTN
is able to automatically reroute and
re-establish
all users in an active session to a different server with little perceptible interruption. In addition, we continuously monitor our systems for any signs of problems, and we strive to take preemptive action when necessary. We have not encountered significant service interruptions since our inception. We maintain a formal and comprehensive security program designed to protect against security threats and data breaches.
Sales and Marketing
When a use case becomes sufficiently well-established, such as our Video Calling product in the social vertical, we deploy our sales team to identify and actively approach similarly situated companies that could benefit from our products. For certain large customers who are developing promising but complex use cases, we deploy our own engineers to assist with the integration of our products into their applications. This is a key element of our strategy to enable new use cases and accelerate usage of our platform and we do not usually charge customers for such services.

As of December 31, 2021, we had 256 employees in our global sales and marketing team. We have developed a centralized sales team to implement our sales and marketing strategies quickly and cost-effectively. Relying on their deep understanding of our products and solutions, our customers as well as the specific use cases, our centralized sales team not only responds to customer demand efficiently, but also helps our product team deliver optimized offerings to the market.
Developer Support
Our platform is designed to allow developers to self-serve and they typically require minimal customer support from us. We provide helper libraries, comprehensive user guides and a wide range of code samples and demos. To supplement our extensive self-help resources, we also engage directly with our developer community in online forums such as Stack Overflow and provide customer support by
e-mail
and phone.
We provide developers with a suite of analytics tools that help them independently monitor and diagnose quality concerns, identify root causes and address issues related to our products to improve end user experiences. As individual customers grow their relationship with us, we assign them to a dedicated service team to ensure their continued satisfaction, and for our largest customers, we provide ongoing support from our own engineers.
Competition
The global market for
RTE-PaaS
is relatively new and rapidly evolving. Third-party providers of
RTE-PaaS
primarily include pure-play
RTE-PaaS
companies, such as us, public cloud providers that offer
RTE-PaaS
services as a small subset among a wide range of products, as well as communication PaaS providers who focus on phone call and Short Message Service APIs through traditional telecommunication network and provide
RTE-PaaS
through the internet as auxiliary services.
Currently, our competitors mainly include:

•	Pure-play RTE-PaaS companies;

•	Cloud communication platforms that offer RTE capabilities along with other communication service solutions in their broader product portfolio; and

•	Public cloud providers that offer RTE-PaaS services;
In many cases, we encounter either custom software developed in-house
or by consultants, or legacy solutions repurposed by
in-house
developers of our potential customers to meet specific use cases. We believe that the principal competitive factors in our market are:

•	quality of data transmission and end user experience;

•	credibility with developers;

•	global reach;

•	ease of integration and programmability;

•	product features;

•	platform scalability, reliability, compatibility, security and performance;

•	pure-play and independence

•	brand awareness and reputation;

•	the strength of sales and marketing efforts;

•	customer support; and

•	the cost of deploying and using our products.

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
Research and Development
Innovation is the heart of everything we do and we intend to continue to invest significant resources in our research and development capabilities. Our ability to deliver leading products depends on our rapid development of new technologies, features and functionality, and ensuring that our platform continues to deliver a high quality of service at all times. As of December 31, 2021, we had 797 employees in our global research and development team with extensive knowledge and experience in RTE technologies, representing 60.8% of our total employees. In 2019, 2020 and 2021, research and development expenses represented 47.0%, 53.1% and 59.1% of our operating expenses, respectively. During the same periods, research and development expenses represented 36.7%, 37.1% and 65.9% of our total revenue, respectively.
We actively respond to developers’ needs to drive positive end user experiences and our engineers aim to stay on the cutting edge of real-time engagement technologies. Our value proposition lies in helping developers bring innovative use cases to reality using our products because we ultimately share in their success.
Intellectual Property
Intellectual property is an important aspect of our business and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights and our brand, we rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of the date of this annual report, we had 26 issued patents and 25 pending patent applications in the United States, six issued patents and 25 pending patent applications in China, three issued patents and nine pending patent applications in Europe and India. We own two and 33 trademarks in the United States and China, respectively.
Intellectual property laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and we may therefore be unable to protect our proprietary technology in certain jurisdictions. In addition, our products incorporate software components licensed to the general public under open source software licenses, which grant recipients broad permissions to use, copy, modify and redistribute the licensed software components, but which generally do not offer warranties, support, or other similar protections often provided with commercial software. Some open source software licenses include requirements that, under certain circumstances, require the distribution of software based on or derived from the open source software to be made available in source code form under the terms of an open source software license. As a result, inclusion of open source software in our products could limit the value of our intellectual property assets, or expose us to liability. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business and Industry - Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.”
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
Foreign Investment Law
On March 15, 2019, the National People’s Congress reviewed the submitted draft and approved the Foreign Investment Law of the PRC , which came into effect on January 1, 2020. The Foreign Investment Law replaces the three laws on foreign investment (the Wholly Foreign-owned Enterprise Law of the PRC, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.
Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or a “negative list”. The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted industries shall meet the investment conditions set out in the “negative list”.
On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, to clarify and elaborate relevant provisions of the Foreign Investment Law.
While silent on specific issues including the discussion on the contractual arrangement with variable interest entities, the Foreign Investment Law and its implementation regulations emphasize the principle of applying “national treatment” to foreign investors.
In accordance with the Measures for the Reporting of Foreign Investment Information, which was promulgated by the Ministry of Commerce and State Administration for Market Regulation on December 30, 2019 and came into effect on January 1, 2020, foreign investors or foreign investment enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.
On December 19, 2020, the NDRC and MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the “Office of the Working Mechanism”, will be established under NDRC, who will lead the task together with MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain actual control in the target enterprise.

Regulations on Foreign Investment Restrictions
Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List and the Industry Guidelines on Encouraged Foreign Investment, or the Encouraging Catalog, which were promulgated and were amended from time to time by the MOFCOM and the NDRC. The Negative List and Encouraging Catalog classify the industries into three categories with regard to foreign investment: (i)“encouraged”,(ii) “restricted” and (iii) “prohibited”.
The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Industries that are not listed in the 2021 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the 2021 Negative List and the percentage of foreign ownership cannot exceed 50%, except for
e-commerce,
domestic multi-party communications,
store-and-forward
and call centers.
In addition, foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and amended and issued on February 6, 2016. Pursuant to the FITE Regulations and the 2021 Negative List, subject to undertakings for opening telecommunication industries made by China for joining World Trade Organization, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except for
e-commerce,
domestic multiparty communications,
store-and-forward
and call centers. Furthermore, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business, and obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. The FITE Regulations was recently amended on April 7, 2022 and will become effective since May 1, 2022, among which, the previous requirement on experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.
On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up foreign investment enterprises, or FIEs and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.
Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, we operate a portion of our business through the VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.
Regulations on Value-added Telecommunications Services
The
Telecommunications Regulations of the PRC
, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunication services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. “Value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and, according to the Telecom Regulations, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the MIIT or its provincial level counterparts.

The Catalogue, which was issued as an attachment to the Telecom Regulations and revised and promulgated on June 6, 2019, further categorizes telecommunications services as “basic” or “value-added.”
On March 1, 2009, the MIIT issued the
Measures on the Administration of Telecommunications Business Operating Permits
, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services, or the VAT Licenses as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. The license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its telecommunication license.
Regulation on Internet Information Services
The
Administrative Measures on Internet Information Services
, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial
internet information services, and commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an internet content provider license, or the ICP License, and, prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas.
In addition to the approval and license requirements, various ministries and agencies in the PRC, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication, have promulgated multiple measures relating to internet content, all of which specifically prohibit internet activities that result in the dissemination of any content that infringes the legal rights of others, is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. For example, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate these measures may face criminal charges or administrative sanctions, such as fines, revoking any relevant business operation licenses. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, Cyberspace Administration of China, or the CAC, promulgated the
Provisions on Ecological Governance of Network Information Content
, which became effective on March 1, 2020, to further regulate the network information and content.
Regulation on Cybersecurity and Censorship
Internet security in China is regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.
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
Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any internet services provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (1) any dissemination of illegal information in large scale, (2) any severe effect due to the leakage of the users’ information, (3) any serious loss of evidence of criminal activities or (4) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.
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

On April 13, 2020, the CAC, together with 11 other government authorities, jointly issued the Cybersecurity Review Measures, or the Review Measures. The Review Measures, under which the scope of application, reporting procedures, evaluation factors and legal responsibilities are stipulated, was implemented on June 1, 2020 to replace the Measures for Security Review of Cyber Products and Services (for Trial Implementation) issued by the CAC on May 2, 2017. According to the Review Measures, any operator of critical information infrastructure, which, according to the Reply to Questions on the Review Measures published by the CAC, includes critical network and information system operators in the telecommunications industry, purchases any network product or service that affect or may affect national security, they must apply for a cybersecurity review to be conducted by Cybersecurity Review Office.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effective on September 1, 2021, imposes data security and privacy protection obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, suspension of business for rectification, revocation of permits or business licenses, and/or even criminal liabilities. According to the Data Security Law, the maximum monetary fine imposed on the breaching party is RMB 10 million. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information.
The Administrative Provisions on Security Vulnerability of Network Products, or the Provisions on Security Vulnerability, was jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions. Network product providers, network operators and network product security vulnerability collection platforms shall establish a sound unimpeded channels to receive information of security vulnerability. Cyber product providers shall perform the obligations to manage security vulnerabilities of cyber products, ensure that security vulnerabilities of their products are timely repaired and released in a reasonable manner and guide users of their products to take preventive measures. In response to the PRC Cybersecurity Law, network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions on Security Vulnerability, the breaching parties may be subject to monetary fine as regulated in accordance with the PRC Cybersecurity Law. Since the Provisions on Security Vulnerability is relatively new, uncertainties still exist in relation to its interpretation and implementation.
On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.
On November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations, which provide, among other things that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department.
On December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which has become effective on February 15, 2022 and replaced the Review Measures, further expand the applicability of the cybersecurity review requirement. Pursuant to the Revised Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Revised Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

Regulation on Privacy Protection
On December 28, 2012, the SCNPC enacted the
Decision to Enhance the Protection of Network Information
, or the Information Protection Decision, to enhance the protection of user personal information in electronic form. The Information Protection Decision provides that internet services providers must expressly inform their users of the purpose, manner and scope of the internet services providers’ collection and use of user personal information, publish the internet services providers’ standards for their collection and use of user personal information, and collect and use user personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet services providers and their employees must keep strictly confidential user personal information that they collect, and that internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.
On July 16, 2013, the MIIT issued
the Order for the Protection of Telecommunication and Internet User Personal Information
, or the Order. Most of the requirements under the Order that are relevant to internet services providers are consistent with the requirements already established under the provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register
the relevant user account, when a given user stops using the relevant internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.
The draft Measures on Security Assessment of Cross-Border Transfer of Personal Information and Important Data released in April 2017, which requires the personal information should be stored within the PRC. If it is necessary to transmit data abroad due to business needs, security assessment shall be conducted. Furthermore, for the transmission of personal information abroad, an explanation on the purpose, scope, content and receiver of the data to be transmitted abroad, and the country or region where the receiver is located shall be given to the owner of the personal information, and the transmission shall be consented by such owners.
The draft Measures on Security Assessment of Cross-Border Transfer of Personal Information released in June 2019. According to the measures, prior to the intended cross boarder data transmission, an official security assessment carried out by the PRC government authorities should had been completed and a number of other specified criteria should had been met.
On August 20, 2021, the SCPNC adopted the Personal Information Protection Law , or the Personal Information Protection Law, which became effective on November 1, 2021. The law aims at protecting the personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information. The law requires personal information processors to be responsible for its processing of personal information and take necessary measures to ensure the security of the personal information processed.
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

On October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) was proposed by the CAC for public comments until November 28, 2021, which requires that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. As of the date of this annual report, the above measures had not been formally adopted.
Regulations Related to Intellectual Property Rights
Trademarks
On August 23, 1982, the SCNPC promulgated the
Trademark Law of the PRC
, or the Trademark Law, which was amended in 1993, 2001, 2013 and 2019. The
Implementation Regulation for the Trademark Law
promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014.
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
Patents
The National People’s Congress adopted
the Patent Law of the People’s Republic of China
in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. Under the newly issued version of the Patent Law, which became effective on June 1, 2021, a patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. A patentable design shall not be an existing design, nor shall any entity or individual has filed an application for the same design with the competent authorities prior to the filing date and recorded in the patent documents published after the filing date. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, means of nuclear transformation or substances obtained by means of nuclear transformation, etc. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year
term for a utility model and a fifteen-year term for a design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
Copyrights
On September 7, 1990, the SCNPC promulgated the
Copyright Law
, which took effect on June 1, 1991 and was amended in 2001, in 2010, and in 2020 (the 2020 amendment became effective on June 1, 2021). The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the
Computer Software Protection Regulations
, promulgated by the State Council on June 4, 1991 and amended on January 30, 2013, the National Copyright Administration, or the NCA, issued the
Computer Software Copyright Registration Procedures
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
Domain Names
The MIIT promulgated the
Measures on Administration of Internet Domain Names
, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the
Administrative Measures on China Internet Domain Name
promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file
principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.
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
Pursuant to the
Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment
, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.
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
On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which was amended on December 30, 2019. SAFE Circular 13 cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 which was amended on December 30, 2019. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans except for which permitted under business operation scope, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party.
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
Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax
profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates. See the section of this annual report captioned “Item 4. Information of the Company – B. Business Overview - Regulation - PRC Regulation - Regulations Related to Mergers and Acquisitions and Overseas Listings” of this annular report for details.
Regulations on Taxation
Enterprise Income Tax
On March 16, 2007, the SCNPC promulgated the
Law of the PRC on Enterprise Income Tax
, which was amended on December 29, 2018 and on December 6, 2007, the State Council enacted the
Regulations for the Implementation of the Law on Enterprise Income Tax
, collectively, the EIT Law, which was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident
enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC.
Non-resident
enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from and inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied.
However, if
non-resident
enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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
Value-added Tax
The
Provisional Regulations of the PRC on Value-added Tax
, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were most recently amended on November 19, 2017. The
Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax
(Revised in 2011) were promulgated by the MOF on December 25, 1993 and amended on October 28, 2011, collectively with the VAT Regulations, the VAT Law. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers providing value-added telecommunication services, a rate of 6% applies, according to the
Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax
, which was jointly promulgated by the MOF and the SAT on March 23, 2016 and became effective on May 1, 2016, as amended.
On April 4, 2018, the MOF and the SAT issued the
Notice on Adjustment of VAT Rates
, which came into effect on May 1, 2018. According to the notice, the taxable goods previously subject to VAT rates of 17% and 11% become subject to lower VAT rates of 16% and 10% starting from May 1, 2018.
Regulations on Employment
Labor Law and Labor Contract Law
The
Labor Law
, which was promulgated on July 5, 1994 and most recently amended on December 29, 2018 and the Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
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
Regulations on Employee Share Incentive Plans
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, pursuant to the
Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company
, or SAFE Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC
citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.
In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the
Circular on Issues Concerning the Individual Income Tax on Share-option Incentives
, or the Circular 461, which was promulgated and took effective on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC governmental authorities.
Regulations Related to Mergers and Acquisitions and Overseas Listings
M&A Rules
On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the
Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
SAFE Circular 37
Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing with the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

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
Regulations on Overseas Listing
On July 6, 2021, Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law was jointly issued by the General Office of the Communist Party of China Central Committee and the General Office of the State Council, which steps-up
scrutiny of overseas listings by companies and calls for strengthening cooperation in cross-border regulation, improving relevant laws and regulations on cyber security, cross-border data transmission and confidential information management, including the confidentiality requirement and file management related to the issuance and listing of securities overseas, enforcing the primary responsibility of the enterprises for information security of China-based overseas listed companies and promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments)) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”), or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets.
The Draft Overseas Listing Regulations, among others, lay out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.
The Draft Overseas Listing Regulations further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Regulations, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.
According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”) on December 24, 2021, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing procedure, the filings for other existent overseas listed companies will be separately arranged and will be allowed a sufficient transition period.
As of the date of this annual report, it remains uncertain when the final Draft Overseas Listing Regulations will be adopted and whether they will be adopted in the current draft form. If the Draft Overseas Listing Regulations are adopted in the current form, we may be required to file required documents with the CSRC regarding our future securities offerings and may be subject to additional compliance requirements.

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
C. Organizational Structure
We conduct our operations in the PRC mainly through Zhaoyan. We have effective control over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allow us to (1) exercise effective control over Zhaoyan, (2) receive substantially all of the economic benefits of Zhaoyan and (3) purchase all or part of the equity interests in Zhaoyan pursuant to exclusive call option exercisable when so permitted under PRC laws. For more information, see “—Our Contractual Arrangements.”

The following diagram illustrates our corporate structure as of the date of this annual report, including primarily our significant subsidiaries and VIE:

(1)	Mr. Zhao, our founder, chief executive officer and chairman, holds 90% of the equity interests in Zhaoyan, and Ms. Yan Chen, an employee and a nominee shareholder, holds the remaining 10%.
Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders
Below is a summary of the currently effective contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders.
Agreements that Provide us with Effective Control over Zhaoyan
Share Pledge Agreement
. Pursuant to the Share Pledge Agreement, dated June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders pledged and the joinder shareholder agrees to pledge all of their equity interests in Zhaoyan to Shanghai Dayin to guarantee their and Zhaoyan’s performance of their obligations under the contractual arrangements. In the event of a breach by Zhaoyan or Zhaoyan’s shareholders of contractual obligations under these agreements, Shanghai Dayin, as pledgee, will be entitled to dispose of the pledged equity interests in Zhaoyan. The shareholders of Zhaoyan also undertake that, during the term of the share pledge agreement, without the prior written consent of Shanghai Dayin, they shall not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests or increase the registered capital of Zhaoyan. If there is any increased registered capital pursuant to the terms of this agreement, such increased registered capital would also be deemed as pledged equity interest. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan, except for the joinder shareholder, have registered the pledge at the State Administration for Market Regulation on July 29, 2015. The joinder shareholder shall register the pledge in the future.

Voting Rights Proxy Agreement and Irrevocable Powers of Attorney
. Under the Voting Rights Proxy Agreement, dated as of June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, the related irrevocable powers of attorney executed by Zhaoyan’s then shareholders on the same date pursuant to the Voting Rights Proxy Agreement, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders irrevocably granted Shanghai Dayin’s designated representative full power of attorney to exercise his or her rights as a shareholder of Zhaoyan, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of Zhaoyan. Unless otherwise agreed pursuant to the Voting Rights Proxy Agreement, it will remain effective until the earlier of: (1) the end of a ten-year
term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan and Zhaoyan’s shareholders; and (2) the termination of the term of operation of Zhaoyan. The related irrevocable powers of attorney will remain effective until the expiration or early termination of the Voting Rights Proxy Agreement.
Agreement that Allows us to Receive Economic Benefits from Zhaoyan
Exclusive Technology Consulting and Services Agreement
. Under the Exclusive Technology Consulting and Services Agreement, dated as of June 18, 2015, by and between Shanghai Dayin and Zhaoyan, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, Shanghai Dayin has the exclusive right to provide to Zhaoyan consulting and services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. Shanghai Dayin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay Shanghai Dayin an annual service fee, which may only be adjusted with the approval of Shanghai Dayin and Agora HK. Unless otherwise agreed pursuant to the agreement, this agreement will remain effective until the earlier of: (1) the end of a ten-year
term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan; (2) Shanghai Dayin terminates the agreement because of Zhaoyan’s breach of the agreement; and (3) the termination of the term of operation of Zhaoyan.
Agreement that Provides us with the Option to Purchase the Equity Interest in Zhaoyan
Exclusive Option Agreement.
Pursuant to the Exclusive Option Agreement, dated as of June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders irrevocably granted Shanghai Dayin an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Zhaoyan, and the purchase price shall be the registered capital of Zhaoyan pro rata to Zhaoyan’s shareholders’ shareholdings or the lowest price permitted by applicable PRC law, as applicable. The shareholders of Zhaoyan undertake that, without the prior written consent of Shanghai Dayin or us, they shall not, among other things, increase or decrease the registered capital of Zhaoyan, dispose of its assets, incur any debts or guarantee any liabilities, terminate any material agreements or enter into any agreements that are in conflict with any of the existing material agreements, distribute or vote to distribute any profits, interests or dividends, amend its articles of association or provide any loans to third parties. Unless otherwise agreed pursuant to the agreement, the Exclusive Option Agreement will remain effective until the earliest of: (1) the end of a ten-year
term that is automatically extended annually unless Shanghai Dayin gives Zhaoyan a termination notice 30 days before the term ends; (2) all equity interests in Zhaoyan held by Zhaoyan’s shareholders are transferred or assigned to Shanghai Dayin or its designated representatives; and (3) the termination of the term of operation of Zhaoyan.
In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of Shanghai Dayin and Zhaoyan in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and

•
the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any applicable PRC law, regulation or rule currently in effect.

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
All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders to operate our business, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.
D. Property, Plant and Equipment
We maintain dual headquarters in Shanghai, China and Santa Clara, California, where we lease office space with an area of approximately 10,853 and 525 square meters, respectively.
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
A. Operating Results
Overview
We pioneered Real-Time Engagement
Platform-as-a-Service,
or
RTE-PaaS,
and we are the global leader by market share in this rapidly growing industry. We provide developers simple-to-use,
highly customizable and widely compatible application programming interfaces, or APIs, to embed real-time engagement functionalities into their applications without the need to develop the technology or build the underlying infrastructure themselves. The real-time data transmission is handled by our Software-Defined Real-Time Network, or
SD-RTN,
which is a virtual network overlay on top of the public internet running on more than 200 co-location
data centers worldwide. Using our proprietary algorithms, the
SD-RTN
continuously monitors and optimizes data transmission paths through the network to minimize latency and packet loss, enabling high quality real time engagement across millions of concurrent end users.

Since the establishment of our dual headquarters in Santa Clara, California and Shanghai, China in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community with more than 405,000 accumulated registered applications on our platform as of December 31, 2021. We serve developers spanning across 151 countries. In 2021, we powered more than 675 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions,
e-commerce,
financial services, healthcare and IoT.
Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers (excluding the impact of the acquisition of Easemob in 2021), defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, reached 2,670 as of December 31, 2021. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Constant Currency Dollar-Based Net Expansion Rate (excluding the impact of the acquisition of Easemob in 2021), which was 131%, 179% and 104% for 2019, 2020 and 2021, respectively.
We have achieved rapid growth in 2019, 2020 and 2021. Our total revenue grew by 107.3% from US$64.4 million in 2019 to US$133.6 million in 2020, and further to US$168.0 million in 2021. We recorded net loss of US$6.2 million, US$3.1 million and US$72.4 million in 2019, 2020 and 2021, respectively.
Factors Affecting Our Performance
Product and Market Leadership
We are committed to delivering market-leading products to continue to build and maintain credibility with the global developer community. We believe we must maintain our technology, product and market leadership position and the strength of our brand to drive further revenue growth. We intend to continue to invest in our engineering capabilities and marketing activities to maintain our strong competitive position and brand perception among the developer community when it comes to real-time-engagement technology providers. As a result, our results of operations may reflect high levels of sustained investments to drive increased developer adoption and usage.
Acquiring New Customers
We are focused on growing the number of developers that use our platform. Our operating results and growth prospects will depend in part on our ability to attract new developers and convert them into paying customers as well as active customers.
Our self-service model allows us to more efficiently leverage our investments in sales and marketing activities. In order to maintain the efficiency of our customer acquisition, we must maintain and expand our grassroots developer outreach and targeted sales efforts to larger organizations that could benefit from our products, in the form of conference and events and other sales and marketing initiatives, which will all require significant investments before realizing revenue growth resulting from such investments. We believe that by investing in our brand and developer relationships, we can continuously drive awareness and attract more customers to our platform.
Expanding Usage of Existing Customers
We believe that there are significant opportunities for growth with many of our existing customers. Many customers adopt our products through self-managed deployments and often significantly expand their usage over time. In order for us to continue to expand usage within our existing customer base, we will need to maintain engineering-level customer support and continue to introduce new products and features as well as innovative new use cases that are tailored to our customers’ needs. Given our usage-based revenue model, we depend on the success of our customers and their applications.
We quantify our expansion across existing customers through our Constant Currency Dollar-Based Net Expansion Rate. Our Constant Currency Dollar-Based Net Expansion Rate reflects adoption and usage within our customers, as our revenue is primarily driven by the customers’ usage of our video and voice products, while removing the impact of currency translations which we do not believe reflect our core operating performance. Constant Currency Dollar-Based Net Expansion Rate may fluctuate as a result of several factors, including the level of penetration within our customer base, expansion of products and features, the mix of use cases and products adopted by our customers, fluctuations in the usage of our customers’ applications by their end users and our ability to retain our customers.

Innovation and Enhancement of Our Platform
We are dedicated to empowering our customers through technology. We believe that our market leadership relies on our research and development and technological capabilities and our ability to recruit the best talents in this area. We continue to invest resources to enhance the capabilities of our platform and release product updates in order to meet our customers’ evolving demands. We believe that the more developers and other third parties use our platform and integrate it with third-party applications, the more we become the ubiquitous platform for real-time engagement. We will need to expend additional resources to continue to introduce new products, features and functionality, new use cases and adjacent functions to existing use cases, and to continue to support the integration efforts of third parties that enhance the value of our platform.
At the same time, we will further expand our research and development capabilities by investing in our research and development team, recruiting and retaining industry leading developers. Our results of operation may be affected by the level of investment we make to further grow our research and development capabilities.
International Growth
Our products serve developers across 151 countries. The majority of our revenue in 2019, 2020 and 2021 was generated from customers operating primarily in the PRC. Although we believe that the adoption of real-time engagement solutions in China is still in the early stages, the adoption is still more advanced in the PRC than in other countries, especially for consumer-oriented applications. Currently, we maintain dual headquarters in the PRC and the United States as well as maintain a small presence in other countries. We expect to continue to expand our international go-to-market
and collaboration efforts with ecosystem partners in the United States and other global markets in the future. Although the expansion of the reach of our platform and our global sales efforts will add increased complexity and costs to our business, we can create use case revenue synergies where we can leverage the experience we learned while developing certain use cases in a region to accelerate adoption in another region. Additionally, we can create use case cost synergies where we no longer need to re-invest
into developing a use case in a region if there is already an existing use case that we have previously developed in another region.
Effect of Currency Translations
As a result of our international operations, we are exposed to the impacts of currency translation. Our reporting and functional currency is the U.S. dollar. The functional currency of our WFOEs and VIEs in the PRC, which generate the majority of our revenue, is the Renminbi. The financial statements of our entities using functional currencies other than the U.S. dollar are translated to the U.S. dollar. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. As a result, as the Renminbi depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.
Impact of
COVID-19
On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the
COVID-19
outbreak a public health emergency of international concern, and on March 11, 2020, the World Health Organization declared the global
COVID-19
outbreak a pandemic. The
COVID-19
pandemic continues to impact countries worldwide, including where our customers and their end users are located, and in Shanghai, China and Santa Clara, California, United States, the location of our dual-headquarters. During the ongoing
COVID-19
pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential
activities and required people to remain at home while imposing significant restrictions on traveling and social gatherings.

While the long-term impact of the
COVID-19
pandemic is uncertain, during the first quarter of 2020 we experienced significant usage and revenue growth, as people spent more time learning, gaming and otherwise interacting online due to work, school, travel and other restrictions. We also observed increases in the number of developers and active applications. On the other hand, the increased online activity generated higher demand for bandwidth and servers in general, which led to increases in their prices, which offset the mix shift towards higher priced products and resulted in relatively flat gross margin.
This dynamic was particularly pronounced in the PRC, our current largest market and one that was impacted by government-imposed restrictions designed to slow the outbreak for a significant portion of the quarter. In the second quarter of 2020, we continued to observe higher usage than the same period in the prior year; however, the pace of usage growth had moderated, as restrictions in China had been moderately eased. The pace of usage growth continued to slow in the second half of 2020 and 2021 as restrictions in China and around the world continued to be eased.
Although we were able to scale our network infrastructure despite the
COVID-19
related headwinds, failure to contain the further spread, or any resurgence, of
COVID-19
may affect our ability to maintain and expand our network infrastructure while at the same time controlling our costs efficiently, which could severely disrupt our business and operations and adversely affect our operating results and financial condition.
Even prior to the imposition of
COVID-19
related restrictions, we conducted a significant portion of our sales and customer support activities remotely, although certain marketing activities that have historically occurred offline, such as our AllThingsRTC Conference in the United States, have been canceled, postponed or moved online. In addition, our research and development personnel remained productive despite having to work from home. While the
COVID-19
pandemic has not materially adversely impacted our operations, the impact of the
COVID-19
pandemic on our ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity or potential resurgence of the outbreak and its impact on customers, end users and the macroeconomic environment as a whole. Existing and potential customers may choose to reduce or delay technology investments in response to the
COVID-19
pandemic, or attempt to
re-negotiate
contracts and obtain concessions, which may materially and negatively impact our operating results, financial condition and prospects.
At the same time, we believe that the
COVID-19
pandemic, if not put into an end across the globe, will accelerate end users’ shift towards RTE applications. To capture this market opportunity, we intend to continue to invest in the development of market-leading products, maintain and expand our grassroots developer outreach and targeted sales efforts to larger organizations, customer support, our platform and international expansion. However, there continues to be significant uncertainties associated with the
COVID-19
pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the pandemic and further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and these investments may not generate the expected results.
Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the
COVID-19
pandemic. The PRC government has gradually lifted restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal levels nationwide. We are nonetheless closely monitoring the development of the
COVID-19
pandemic and continuously evaluating any potential impact on our business, results of operations and financial condition.
Key Operating and Financial Metrics
We measure our business using both financial and operating metrics. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments and assess the near-term and long-term performance of our business. The following table sets forth the key financial and operating metrics we use for the years indicated.

	Year Ended December 31,
	2019	2020	2021
	(US$ in thousands, expect for percentage)
Dollar-Based Net Expansion Rate (excluding Easemob) (1)	127%	179%	107%
Constant Currency Dollar-Based Net Expansion Rate (excluding Easemob) (1)	131%	179%	104%
Active customers (excluding Easemob) (1)	1,041	2,095	2,670
Adjusted EBITDA	31	11,243	(33,290)
Free cash flow	(4,096)	(6,314)	(32,211)

(1)
In February 2021, we acquired Easemob, a leading provider of instant messaging application programming interfaces, or APIs, and customer engagement cloud services in China and, as a result, we obtained the customers and businesses of Easemob. To present these key operating and financial metrics on a comparable basis, we have excluded the impact of the acquisition of Easemob where indicated.

Dollar-Based Net Expansion Rate
Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and to increase their usage of our platform. An important way in which we track our performance in this area is by measuring the Dollar-Based Net Expansion Rate for our existing customers. Our Dollar-Based Net Expansion Rate increases when our customers increase usage of a product, extend usage of a product to new applications or adopt a new product. Our Dollar-Based Net Expansion Rate decreases when our customers cease or reduce usage of a product or when we lower prices.
Our Dollar-Based Net Expansion Rate measures our ability to increase revenue generated from our existing customer base. To calculate Dollar-Based Net Expansion Rate for a given 12 month period, we first identify all customers in the prior 12 month period, then calculate the quotient from dividing the revenue generated from such customers in the given 12 month period by the revenue generated from the same group of customers in the prior 12 month period. We calculate our Dollar-Based Net Expansion Rate on a 12 month-over-12
month basis because our revenue is subject to fluctuations from quarter to quarter, such as in the first half of 2020 when we experienced a spike in the usage of our products as a result of demand for online real-time engagement spurred by the
COVID-19
pandemic.
Constant Currency Dollar-Based Net Expansion Rate
We generate the majority of our revenue in Renminbi and for financial-reporting purposes translate our Renminbi and other non U.S.-dollar denominated revenue into U.S. dollars at average exchange rates prevailing during the 12 month period. As a result, as the Renminbi depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as our Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12 month period to remove the impact of foreign currency translations. We believe Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period
basis as we do not consider the impact of foreign currency fluctuations to be indicative of our core operating performance.
Active Customers
We believe that our ability to expand our customer base is an important indicator of market acceptance of our platform, the growth of our business and future business opportunities. We define an active customer at the end of any particular period as an organization or individual developer from which we generated more than US$100 of revenue during the preceding 12 months. We count customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications. In each of the periods presented, revenue from active customers represented substantially all of our revenue.
Adjusted EBITDA
Adjusted EBITDA is a
non-GAAP
financial measure that we calculate as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expense, acquisition related expenses and amortization expenses of acquired intangible assets. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of share-based compensation expense, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period
basis and excludes an item that we do not consider to be indicative of our core operating performance. Adjusted EBITDA is not a measure calculated in accordance with U.S. GAAP. See “–
Non-GAAP
Financial Measure” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measurement, for the periods presented.

Free Cash Flow
Free cash flow is a
non-GAAP
financial measure that we calculate as net cash generated from (used in) operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth. Free cash flow is not a measure calculated in accordance with U.S. GAAP. See “–
Non-GAAP
Financial Measure” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to as net cash generated from (used in) operating activities, the most comparable U.S. GAAP measurement, for the periods presented.
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
Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
although depreciation and amortization are
non-cash
charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in exchange gain (loss);

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

A reconciliation of
non-GAAP
Adjusted EBITDA to net income (loss) is as follows:

	Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Net income (loss)	(6,177)	(3,114)	(72,356)
Excluding:
Exchange gain (loss)	87	(65)	557
Interest income	626	2,704	8,353
Investment loss	—	—	(1,659)
Other income	—	—	1,597
Equity in income of affiliates	—	—	329
Income taxes	(801)	(562)	(840)
Depreciation and amortization	1,868	4,460	8,281
Share-based compensation expense	4,253	11,974	31,481
Acquisition related expenses	—	—	5,780
Amortization expense related to intangible assets acquired through business acquisitions	—	—	1,861

Adjusted EBITDA	31	11,243	(33,290)

Free Cash Flow
Free cash flow is a
non-GAAP
financial measure that we calculate as net cash generated from (used in) operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth. Free cash flow is not a measure calculated in accordance with U.S. GAAP. See “–
Non-GAAP
Financial Measure” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to as net cash generated from (used in) operating activities, the most comparable U.S. GAAP measurement, for the periods presented.
The following table sets forth a reconciliation of free cash flow to net cash generated from operating activities, as well as information regarding net cash used in investing activities and net cash provided by financing activities, for each of the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Net cash generated from (used in) operating activities	706	6,564	(20,000)
Purchases of property and equipment	(4,802)	(12,878)	(12,211)
Free cash flow	(4,096)	(6,314)	(32,211)
Components of Our Results of Operations
Revenue
We derive substantially all of our revenue from usage-based fees earned from customers using video, voice, and other products. A majority of the minutes used by our customers are for voice products, but we generate a majority of our revenue from usage of video products, which we sell for a higher price given the higher bandwidth cost and technical sophistication required. Our product mix is impacted by the relative contribution of various use cases. In 2019, 2020 and 2021, we have seen increasing revenue contribution from our video products, mainly driven by the emergence of education use cases, where the majority of usage is video and in certain cases high definition video, for which we charge a higher price. We expect that product and use case mix and their impact on revenue will vary from period to period.
Generally, customers enter into
12-month
contracts and are invoiced monthly in arrears based on usage. Historically, we have not experienced any significant recoverability issues with respect to our accounts receivable. We offer tiered, volume-based discounts to our largest customers, in some cases in return for some level of minimum revenue commitment.

Cost of Revenue and Gross Margin
Our cost of revenue consists primarily of the costs of bandwidth purchased from network operators and cloud providers, data center co-location
costs, depreciation of servers and network equipment, sales and other taxes and personnel costs for customer solutions and services employees.
Our gross profit is equal to our total revenues less cost of revenues. Our gross profit as a percentage of our total revenues is referred to as gross margin. Our gross margin has been and will continue to be affected by a number of factors, including the timing and extent of our investments in our operations, our ability to manage our bandwidth, co-location
and server costs and the extent to which we periodically choose to pass on the cost savings from lower pricing and higher utilization to our customers in the form of lower prices as well as our efforts to drive greater usage of our products through attractive pricing.
Operating Expenses
The most significant components of our operating expenses are personnel costs, which consist of salaries, benefits, bonuses, and share-based compensation. We also incur other non-personnel
costs related to our general overhead expenses.

•
Research and Development.
Our research and development expenses consist primarily of personnel costs for research and development personnel, third-party software testing services and an allocation of general overhead expenses. Except for immaterial capitalized internal-use
software development costs in 2021, all development costs have been expensed as incurred.

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

•
Sales and Marketing.
Our sales and marketing expenses consist primarily of advertising-related expenditures, marketing costs related to our developer conferences and event, personnel costs of our sales and marketing team and an allocation of our general overhead expenses.

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

•
General and Administrative.
Our general and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, human resources and administrative support personnel and executives. General and administrative expenses also include costs related to current expected credit loss, legal and other professional services fees and an allocation of our general overhead expenses.

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

Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
Our subsidiary, Agora IO Hong Kong Limited, is incorporated in Hong Kong and is subject to Hong Kong profit tax at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. Hong Kong does not impose a withholding tax on dividends.
PRC
Our subsidiaries and the VIEs in the PRC are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year
exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
Shanghai Dayin has been accredited as a software company since 2019. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment. Zhaoyan obtained its high-tech enterprise certificate in 2021 and is entitled to preferential EIT rate of 15% for the years of 2021, 2022 and 2023. Beijing Easemob obtained its high-tech enterprise certificate in 2019 and is entitled to preferential EIT rate of 15% for the years of 2019, 2020 and 2021.
As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% equity interests or shares of the PRC enterprise. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends; and that if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. In October 2019, the SAT promulgated the Administrative Measures on Nonresident Taxpayers Enjoying Treaty Benefits State Taxation, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up
administration by the tax authorities. Accordingly, certain PRC subsidiaries of our Group may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future, require us to provide relevant materials and to cooperate with the investigations and we may be required to recover taxes and to assume the liabilities for deferred tax payment.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.
United States
Our subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements and adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2019, 2020, 2021, and 2022.
United Kingdom
Our subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 17%.
Singapore
Our subsidiary in Singapore is subject to the corporate income tax rate of 17% for the year ended December 31, 2020 and 2021.
Results of Operations
The following tables set forth our results of operations in 2019, 2020 and 2021 and express the relationship of certain line items as a percentage of total revenue for those periods.
The
period-to-period
comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2019		2020		2021
	(in US$ thousands, except for percentages)
	US$	%	US$	%	US$	%
Real-time engagement service revenues	63,925	99.2	131,149	98.2	159,943	95.2
Other revenues	503	0.8	2,415	1.8	8,039	4.8

Total revenues	64,428	100.0	133,564	100.0	167,982	100.0
Cost of revenues	(20,417)	(31.7)	(47,199)	(35.3)	(63,975)	(38.1)

Gross profit	44,011	68.3	86,365	64.7	104,007	61.9
Operating expenses:
Research and development expenses	(23,623)	(36.7)	(49,494)	(37.1)	(110,666)	(65.9)
Sales and marketing expenses	(19,408)	(30.1)	(25,724)	(19.3)	(46,276)	(27.5)
General and administrative expenses	(7,177)	(11.1)	(18,010)	(13.5)	(30,326)	(18.1)

Total operating expenses	(50,208)	(77.9)	(93,228)	(69.8)	(187,268)	(111.5)
Other operating income	108	0.2	1,672	1.3	2,568	1.5

Loss from operations	(6,089)	(9.5)	(5,191)	(3.9)	(80,693)	(48.1)
Exchange gain (loss)	87	0.1	(65)	—	557	0.3
Interest income	626	1.0	2,704	2.0	8,353	5.0
Investment loss	—	—	—	—	(1,659)	(1.0)
Other income	—	—	—	—	1,597	1.0

Loss before income taxes	(5,376)	(8.3)	(2,552)	(1.9)	(71,845)	(42.8)

Income taxes	(801)	(1.2)	(562)	(0.4)	(840)	(0.5)
Equity in income of affiliates	—	—	—	—	329	0.2

Net loss	(6,177)	(9.6)	(3,114)	(2.3)	(72,356)	(43.1)

Comparison of Years Ended December 31, 2020 and 2021
Revenue

	Years Ended December 31,		Change
	2020	2021	US$	%
	(in US$ thousands, except for percentages)
Total revenues	133,564	167,982	34,418	25.8%
The increase in total revenues in 2021 was primarily due to the increased usage of our video calling and voice calling products as a result of our global business expansion, diversification of product portfolio and usage growth in emerging use cases. The growth was in line with our over 100% dollar-based net expansion rate as well as the growth in the number of active customers.
Cost of Revenues; Gross Margin

	Years Ended December 31,		Change
	2020	2021	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues	47,199	63,975	16,776	35.5%
Gross margin	64.7%	61.9%	—	—
Of the increase in cost of revenues, US$8.4 million was attributable to bandwidth and co-location
costs as we continued to scale our business. Cost of revenue was also impacted by a US$3.4 million increase was due to employee wages and a US$2.8 million increase in depreciation.
Gross margin was 61.9% in 2021, compared to 64.7% in 2020 due to our current standard pricing for all regions and international expansion to regions with higher infrastructure costs and capacity expansion in anticipation of future usage growth.
Research and Development Expenses

	Years Ended December 31		Change
	2020	2021	US$	%
	(in US$ thousands, except for percentages)
Research and development expenses	49,494	110,666	61,172	123.6%
Percentage of total revenues	37.0%	65.9%	—	—
Of the increase in research and development expenses, US$34.8 million was due to increased employee wages and benefits expense as we continued to build our team, US$14.4 million was due to the increase in share-based compensation and US$6.3 million was due to the acquisition of Easemob and Netless.
Selling and Marketing Expenses

	Years Ended December 31,		Change
	2020	2021	US$	%
	(in US$ thousands, except for percentages)
Sales and marketing expenses	25,724	46,276	20,552	79.9%
Percentage of total revenues	19.3%	27.5%	—	—
Of the increase in sales and marketing expenses, US$12.0 million was due to increased employee wages and benefits expense as we continued to build our sales and marketing team, US$2.8 million was due to the increase in share-based compensation and US$1.3 million was due to the acquisition of Easemob.

General and Administrative Expenses

	Years Ended December 31,		Change
	2020	2021	US$	%
	(in US$ thousands, except for percentages)
General and administrative expenses	18,010	30,326	12,316	68.4%
Percentage of total revenues	13.5%	18.1%	—	—
Of the increase in general and administrative expenses, US$4.7 million was due to an increase in employee wages and benefits expense, US$1.8 million was due to share-based compensation and US$3.4 million was due to an increase in current expected credit loss, which was in line with the growth of our business.
Interest Income
The US$5.6 million increase in interest income was primarily due to an increase in the average balance of cash and cash equivalents and short-term investments due to proceeds from our initial public offering and concurrent private placement in the second quarter of 2020 and the private placement in the first quarter of 2021.
Investment Loss
The US$1.7 million increase in investment loss was primarily due to an investment loss of an equity investment sold in the third quarter of 2021 and impairment of an investment in the fourth quarter of 2021, whereas there were no material investments in 2020.
Other Income
The US$1.6 million increase in other income was primarily due to the income of incentive payments from a depositary bank, whereas there were no material transactions in 2020.

Comparison of Years Ended December 31, 2019 and 2020
See “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Comparison of Years Ended December 31, 2019 and 2020” beginning on page 102 of our Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on March 26, 2021 (Securities Act File No. 333-238960) incorporated by reference into this annual report.

Recent Accounting Policies
See Note 2(gg) to the audited consolidated financial statements included elsewhere in this annual report for additional information regarding recent accounting pronouncements.
B. Liquidity and Capital Resources
The following tables show our cash and short-term investments, accounts receivable and working capital as of the dates indicated:

	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Cash and cash equivalents	105,603	111,218	285,668
Short-term investments	–	524,220	469,636
Accounts receivable, net	16,248	27,840	32,619
Working capital (1)	104,751	634,430	723,883
Note:

(1).	Working capital is defined as current assets less current liabilities.

As of December 31, 2021, our cash include cash and time deposits which have original maturities of three months or less at the time of purchase and which were held for working capital purposes. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. In February 2022, our Board has authorized a share repurchase program under which we may repurchase up to US$200 million of the Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy.
However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key
Information-D.
Risk Factors”. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.
Source of Liquidity
Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and private sales of equity securities. From our inception in 2013 through December 31, 2021, we have raised US$733.6 million of equity capital, net of share and option repurchases, in connection with such financings.
Cash Flow
The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Net cash generated from (used in) operating activities	706	6,564	(20,000)
Net cash used in investing activities	(3,353)	(535,052)	(57,690)
Net cash provided by financing activities	—	533,638	251,937
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,915)	5,615	174,526
Net Cash Generated from (Used in) Operating Activities
Net cash used in operating activities was US$20.0 million in 2021, as a result of net loss of US$72.4 million, a US$8.5 million increase in accounts receivable, which primarily resulted from the growth of our business and the timing of cash receipts from customers, and a US$4.0 million decrease in operating lease liabilities. This was partially offset by a US$31.5 million increase in share-based compensation expense and US$14.1 million increase in accrued expenses and other liabilities, mainly due to an increase in accrued employee wages and benefits expense, US$4.8 million in allowance for current expected credit losses, US$8.3 million in depreciation and amortization, US$3.7 million in amortization of right-of-use
asset and interest on lease liabilities and US$1.9 million in amortization of intangible assets.
Net cash generated from operating activities was US$6.6 million in 2020, as a result of net loss of US$3.1 million and a US$9.8 million increase in accounts receivable and a US$5.1 million increase in prepayments and other current assets, which primarily resulted from the growth of our business and the timing of cash receipts from customers. This was partially offset by a US$12.0 million increase in share-based compensation expense and US$6.8 million increase in accrued expenses and other liabilities, mainly due to an increase in accrued employee wages and benefits expense, US$4.5 million in depreciation and amortization and a US$1.8 million increase in accounts payable.
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
Net Cash Used in Investing Activities
Our primary investing activities have consisted of purchases of property and equipment, short-term investments and long-term investments to support our overall business growth. Purchases of servers, network equipment and other hardware may vary from period-to-period
due to timing of our expansion of our operations.

Net cash used in investing activities was US$57.7 million in 2021. This was attributable to US$504.6 million in purchase of short-term investments, primarily time deposits, US$50.6 million in cash paid for business combination net of cash received, US$48.8 million in purchase of long-term investment, and US$12.2 million capital expenditures relating to purchase of servers, network equipment and other hardware, offset in part by US$558.6 million in proceeds from sale and maturity of short-term investments.
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
Net Cash Provided by Financing Activities
Net cash provided by financing activities was US$251.9 million in 2021, primarily due to US$250.0 million proceeds from the private placement.
Net cash provided by financing activities was US$533.6 million in 2020. This was attributable to US$483.6 million in proceeds from the initial public offering and concurrent private placement, and US$50.0 million in proceeds from issuance of Series C+ convertible redeemable preferred shares.
We did not have any cash flows from financing activities in 2019.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, purchase commitments and capital commitments.
Our capital expenditures were US$4.8 million, US$12.9 million and US$12.2 million in 2019, 2020 and 2021, respectively. Our capital expenditures were mainly used for purchases of servers, network equipment and other hardware. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance.
The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2021.

	Payments Due by
	Total	Less than one year	One to three years
	(US$ in thousands)
Operating lease commitments	7,753	4,219	3,534
Contractual purchase obligations	751	751	—

Total	8,504	4,970	3,534

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Inflation
To date, inflation in China and other regions in which we operate has not materially impacted our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation. To the extent that we operate in a more diverse range of countries and regions, the risk of inflation on our operations is minimized. If inflation were a significant factor in our financial performance, certain operating costs and expenses may increase.
Holding Company Structure
Agora, Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiary in the United States, and our subsidiaries and VIEs in the PRC and our other international subsidiaries. As a result, our ability to pay dividends depends on dividends paid by Agora Lab, Dayin and our international subsidiaries. If Agora Lab, Dayin or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, the VIEs and subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our subsidiaries in the PRC and the VIEs may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in the PRC have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Off-balance Sheet Arrangement
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
E. Critical Accounting Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our judgments and estimates on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Principal Accounting Policies”.
Revenue Recognition
Application of the accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting.
We derive our revenue primarily from real-time engagement services, which are usage-based fees earned from customers accessing the our enterprise cloud computing platform, and usage-based fees are recognized as revenue in the period in which the usage occurs. We also provide other services, which are mostly project based, and revenue is recognized over time as our performance enhances an asset controlled by the customer, or at a point in time if there is a substantial acceptance clause. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services.
We apply judgment during the identification of a contract to determine the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer. The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration, if any, is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Lastly, we apply judgment in determining whether revenue associated with a contract should be recognized at a point in time or over time. Changes in judgments and estimates could impact the amount of revenue recognized.
Valuation of goodwill and intangible assets
The valuation of assets acquired in a business combination require the use of significant estimates and assumptions. Accounting for business combinations requires us to estimate the fair value of assets acquired, liabilities assumed, and determination of the fair value of contractual obligations, if applicable. We use best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Examples of estimates and assumptions in valuing acquired intangible assets and goodwill include but are not limited to future expected cash flows such as revenue growth rates, royalty rates and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

The estimates of fair value are based upon assumptions that we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.
Current Expected credit loss
Prior to January 1, 2021, for accounts receivable we recorded allowance for specifically identified non-recoverable receivable amounts. Starting from January 1, 2021, we make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical collection trends, the age of the accounts receivable balances, the customer’s risk characteristics, current economic conditions, and other factors that may affect its ability to collect from the customers. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.
Determining appropriate allowance for accounts receivable is an inherently uncertain process and ultimate losses may vary from the current estimates. We regularly update the allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level we deem appropriate to adequately provide for current expected credit losses at the balance sheet date after incorporating the impact of externally sourced macroeconomic forecasts. However, changes in these estimates and assumptions could materially affect the accounts receivable provision.
Investment Related Impairment Accounted for under Measurement Alternative
Accounting for strategic investments in privately equity securities in which we do not have a controlling interest or significant influence requires us to make significant estimates and assumptions.
For equity securities without readily determinable fair value and do not qualify for the NAV practical expedient of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by us, and if applicable (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and preferences between instruments.
We also assess these equity securities quarterly for indicators for impairment. The impairment analysis encompasses a qualitative assessment evaluates key factors including but not limited to the investee’s financial metrics, the rate at which the investee is using its cash, the existing assets on hand, and recent news of additional financing or public announcements. If the investment is considered to be impaired, they record the investment at fair value by recognizing an impairment through the consolidated statement of operations and establishing a new carrying value for the investment. The carrying value adjustments of equity investments without readily determinable fair value are sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Executive Officers
Bin (Tony) Zhao	51	Chief Executive Officer and Chairman
Sheng (Shawn) Zhong	56	Chief Scientist
Jingbo Wang	40	Chief Financial Officer
Ke (Stanley) Wei	41	Chief Strategy Officer
Non-Employee Directors
Qin Liu	49	Director
Tuck Lye Koh	50	Director
Eric He	62	Director
Jenny Hong Wei Lee	49	Director
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

Non-Employee
Directors
Mr.
 Qin Liu
has served as our director since December 2014. Mr. Liu has served as managing director of 5Y Capital (formerly known as Morningside Venture Capital) since June 2007 and of Evolution Capital Management Limited (ECML) since August 2018. Mr. Liu served in various roles, including as business development director for investment at Morningside IT Management Services (Shanghai) Co., Ltd before June 2007. 5Y Capital and ECML provide advisory service to various funds and Mr. Liu has served as a director in both public and non-public
portfolio companies of such funds. Mr. Liu has served as a director of Xiaomi Corporation, an internet company focused on smartphones and smart hardware connected by an IoT platform that is listed on the Main Board of the Hong Kong Stock Exchange, since May 2010. Mr. Liu has also served as a director of YY, Inc. (recently renamed JOYY Inc.), a video-based social network listed on the Nasdaq Stock Market, since June 2008. Mr. Liu previously served as a director of Xunlei Limited, a cloud-based acceleration technology company listed on the Nasdaq Stock Market, from September 2005 to April 2020. Mr. Liu received a bachelor’s degree in industrial electrical automation from the University of Science and Technology Beijing in July 1993, and a master’s degree in business administration from China Europe International Business School in April 2000. We believe Mr. Liu’s experience as a public company director and a prominent venture capitalist in China qualifies him to serve on our board of directors.
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
Ms. Jenny Hong Wei Lee
 has served as our director since June 2020. Ms. Lee has served as the managing partner of GGV Capital since 2005. Prior to that, she held various finance and operations positions at JAFCO Asia from August 2002 to April 2005, Morgan Stanley from July 2001 to July 2002, and Singapore Technologies Aerospace from July 1995 to September 1999. Ms. Lee has served as a director of SATS Ltd., a provider of gateway services and food solutions listed on the Singapore Exchange, since January 2019. Ms. Lee also currently serves, and has served, as a director of multiple privately held companies. Ms. Lee received a bachelor’s degree in electrical engineering in 1994 and a master’s degree in engineering in 1995, both from Cornell University, as well as a master’s degree in business administration from the Kellogg School of Management at Northwestern University in 2001. We believe Ms. Lee’s experience as a managing partner of a prominent venture capital firm and as a director of various public companies qualifies her to serve on our board of directors.
B. Compensation
Compensation of Directors and Executive Officers
In 2021, the aggregate cash compensation to our directors and executive officers was approximately US$1.8 million. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Incentive Plans
Global Equity Incentive Plan
In June 2020, our board of directors adopted and our shareholders approved our Global Equity Incentive Plan, or the Global Plan. The Global Plan became effective on June 24, 2020 and no awards under the Global Plan were granted prior to such date. The Global Plan provides for the grant of incentive share options, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of non-statutory
share options, share appreciation rights, restricted shares, restricted share units, and performance awards to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
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
The number of ordinary shares available for issuance under the Global Plan will also include an automatic annual increase on the first day of each fiscal year beginning in 2022, equal to the least of:

•	30,000,000 shares;

•	3.5% of the total number of shares of all classes of our ordinary shares outstanding on the last day of our immediately preceding fiscal year; and

•	such other amount as the administrator of the Global Plan may determine.
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
Employee Stock Purchase Plan
In June 2020, our board of directors adopted and our shareholders approved our Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in the ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals. As of December 31, 2021, we had not granted any awards under the ESPP.
Authorized Shares
A total of 3,000,000 of our ordinary shares are available for sale under the ESPP. The number of our ordinary shares that will be available for sale under the ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:

•	6,000,000 shares;

•	0.5% of our outstanding ordinary shares as of the last day of the immediately preceding fiscal year; and

•	such other amount as the administrator may determine.
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
However, an employee may not be granted rights to purchase ordinary shares under the ESPP if such employee:

•
immediately after the grant would own capital shares and/or hold outstanding options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of ours or of any parent or subsidiary of ours; or

•
holds rights to purchase ordinary shares under all employee share purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds US$25,000 worth of ordinary shares for each calendar year in which such rights are outstanding at any time.

Offering Periods
The ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. The ESPP provides for consecutive 6-month offering periods that will be determined by the administrator on a uniform and nondiscriminatory basis before the first day of an offering period for all options to be granted in such offering period.
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
In 2021, no awards have been granted to our directors and executive officers under the 2018 Plan.
As of December 31, 2021, awards to purchase 13,956,899 Class A ordinary shares under the Global Equity Incentive Plan had been granted; awards to purchase 42,866,898 Class A ordinary shares had been granted under the 2014 Plan; awards to purchase 2,846,438 Class A ordinary shares had been granted under the 2018 Plan. As of December 31, 2021, awards to purchase 37,174,158 Class A ordinary shares under our equity incentive plans had been granted and outstanding.
The following table summarizes, as of December 31, 2021, the outstanding awards granted under our share incentive plans to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng (Shawn) Zhong	*	US$0.10 US$0.00	March 30, 2018 August 19, 2021	March 29, 2028 August 18, 2031
Eric He	*	US$0.10	June 17, 2020	June 16, 2030
Jingbo Wang	*	US$0.10	February 12, 2020 – June 17, 2020	February 11, 2030 – June 16, 2030
Ke (Stanley) Wei	*	US$0.10	March 29, 2021 – August 19, 2021	March 28, 2031 – August 18, 2031

*	Represents less than 1% of our total outstanding shares.
In November 2020, our management adopted and our board of directors approved the VPP Program to supplement our equity incentive plans. The VPP program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. The term of each VPP will be stated in the award agreement; provided, however, that the VPPs will be entitled to no more than four years of our annual adjusted profit sharing and retained profit sharing from the effective date thereof. Unless determined otherwise by the administrator, VPPs may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner. As of December 31, 2021, we had granted a certain number of VPPs, which may be settled by cash or shares. See Note 13 to our audited consolidated financial statements included elsewhere in this annual report.

C. Board Practices
Board of Directors
Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. Subject to Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly, interested provided (1) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-employee
directors has a service contract with us that provides for benefits upon termination of service.
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
under the Exchange Act, as amended. Our board of directors has also determined that Mr. He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	approving the hiring, discharging and compensation of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm;

•	approving engagements of our independent registered public accounting firm to render any audit or permissible non-audit services;

•	reviewing the qualifications, independence and performance of our independent registered public accounting firm;

•	reviewing our consolidated financial statements and reviewing our critical accounting policies and estimates;

•	developing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	reviewing the adequacy and effectiveness of our internal controls; and

•
reviewing and discussing the scope and results of the audit with our independent registered public accounting firm and reviewing, with management and the independent accountants, our interim and annual operating results.

Compensation Committee
Our compensation committee consists of Ms. Lee and Messrs. He and Koh. Ms. Lee is the chairperson of our compensation committee. Our board of directors has determined that each of Ms. Lee and Messrs. He and Koh satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies relating to compensation and benefits of our officers and employees;

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;

•	evaluating the performance of our officers in light of established goals and objectives;

•	recommending compensation of our officers based on its evaluations; and

•	administering the issuance of equity awards and other awards under our equity incentive plans.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Messrs. Zhao, Liu and Koh. Mr. Zhao is the chairperson of our nominating and corporate governance committee. Our board of directors has determined that each of Messrs. Liu and Koh satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the organization and governance of the board of directors and its committees;

•	assessing the performance of members of the board of directors and making recommendations regarding committee and chair assignments;

•	recommending desired qualifications for board of directors membership and conducting searches for potential members of the board of directors; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.
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
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.
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
Board Diversity
The board diversity matrix is set out below.

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	The People’s Republic of China

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—
D. Employees
We had 447, 842 and 1,311 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, 1,206 of our employees were located in China and 105 were located in other countries, primarily the United States. The following table sets forth the number of our employees categorized by function as of December 31, 2021:

Functions	Number of Employees
Research and development	797
Sales and marketing	256
Customer management and services	133
General and administrative (including executives)	125

Total	1,311

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
E. Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our ordinary shares on an as-converted basis.
The calculations in the table below are based on 387,302,624 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2022.
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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers
Bin (Tony) Zhao (1)	7,237,157	76,179,938	18.0	80.1
Sheng (Shawn) Zhong	*	—	*	*
Jingbo Wang	*	—	*	*
Ke (Stanley) Wei	*	—	*	*
Qin Liu	—	—	—	—
Tuck Lye Koh (2)	18,005,908	—	3.9	*
Eric He	—	—	—	—
Jenny Hong Wei Lee (3)	10,016,595	—	2.2	*
All directors and executive officers as a group	38,995,133	76,179,938	24.8	81.8
Principal Shareholders
Entities affiliated with Bin (Tony) Zhao (1)	7,237,157	76,179,938	18.0	80.1
Entities affiliated with Morningside (4)	47,976,514	—	10.4	2.5
Susquehanna Securities, LLC (5)	27,539,776	—	5.9	1.4

*	Represents beneficial ownership or voting power of less than 1%.
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
one-for-one
basis.

(1)
Represents (a) 76,179,938 Class B ordinary shares beneficially owned by Much ado Limited; and (b) 7,237,157 Class A ordinary shares beneficially owned by YY TZ Limited. Mr. Zhao is the sole director of Much ado Limited and YY TZ Limited and, as such, has discretionary authority to vote and dispose of the shares held by Much ado Limited and YY TZ Limited in our company. The registered address of Much ado Limited Trident Chambers, PO Box 146 Road Town, Tortola, British Virgin Islands, and the registered address of YY TZ Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)
Represents (a) 18,005,908 Class A ordinary shares beneficially owned by Shunwei Technology II Limited, a British Virgin Islands company; and (b) 3,000,000 Class A ordinary shares (as represented by 75,000,000 ADSs) beneficially owned by Astrend Opportunity III Alpha Limited, a British Virgin Islands company, as reported in a Schedule 13G filed by them on February 9, 2021. The foregoing entities are collectively referred to in this annual report as the Shunwei entities. Shunwei China Internet Fund, L.P. is the sole shareholder of Shunwei Technology II Limited. Shunwei Capital Partners GP, L.P. is the general partner of Shunwei China Internet Fund, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. The business address of Shunwei Technology II Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)
Represents 10,016,595 Class A ordinary shares, including (a) 6,870,907 Class A ordinary shares beneficially owned by GGV IV L.P.; (b) 145,688 Class A ordinary shares beneficially owned by GGV Capital IV Entrepreneurs Fund L.P., and (c) 3,000,000 Class A ordinary shares (as represented by 750,000 ADSs) beneficially owned by GGV Capital Select L.P. GGV Capital IV LLC is the general partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. is the general partner of GGV Capital Select L.P. Ms. Jenny Hongwei Lee and Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards and Hans Tung are managing directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. with shared voting and dispositive power over the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., and GGV Capital Select L.P. The business address of GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025.

(4)
Represents (a) 2,000,000 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 23,260,188 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.; (c) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; (d) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV
Co-Investment,
L.P.; (e) 7,740,611 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P.; and (f) 1,161,092 Class A ordinary shares held by Evolution Fund I
Co-investment,
L.P., as reported in a Schedule 13G filed by them on February 16, 2021. The foregoing entities are collectively referred to in this annual report as the Morningside entities. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV
Co-Investment,
L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner. TMT General Partner Ltd. is controlled by its board consisting of five individuals, including Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Special Opportunity Fund II, L.P., and Morningside China TMT Fund IV
Co-Investment,
L.P. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I
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
Cayman Islands.

(5)
Represents 27,539,776 Class A ordinary shares (as represented by 6,884,944 ADSs) beneficially owned by Susquehanna Securities, LLC, as reported in a Schedule 13G filed by such person on February 11, 2022. The address of the principal business office of Susquehanna Securities, LLC is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

To the Company’s knowledge, as of the date of this annual report, a total of 266,490,476 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 57.5% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.
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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Employment Agreements and Indemnification Agreements.”
Equity Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
Lease Agreement
We are party to a renewable lease agreement under which we rent office space from an entity that is under common control of Mr. Zhao, our chief executive officer and chairman. In 2019, 2020 and 2021, we paid rent to this entity of US$168 thousand, US$202 thousand and US$216 thousand, respectively. See Note 18 to our audited consolidated financial statements included elsewhere in this annual report.
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
We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our subsidiaries in the PRC and the VIEs. Certain payments from our subsidiaries in the PRC and the VIEs to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax
profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our subsidiaries in the PRC and the VIEs are required to set aside at least 10% of their after-tax
profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.
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

We believe that Agora, Inc. is not a PRC resident enterprise for PRC tax purposes. Agora, Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Agora, Inc. meets all of the conditions above. For similar reasons, we believe our other entities outside of the PRC are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
If the PRC tax authorities determine that Agora, Inc. is a PRC resident enterprise for enterprise income tax purposes or if dividends we pay to our shareholders are otherwise treated as sourced from within the PRC, we may be required to withhold a 10% withholding tax from such dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC
individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders if we are determined to be a PRC resident enterprise or if such dividends or gains are otherwise treated as sourced from within the PRC. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (which in the case of dividends may be withheld at source). It is possible that any PRC tax liability may be reduced uder an applicable treaty, but it is unclear whether non-PRC
shareholders and ADS holders of Agora, Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC if Agora, Inc. is treated as a PRC resident enterprise.
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by the U.S. Holders described below that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof and any of which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on net investment income, or any state, local and
non-U.S.
tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of tax accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	persons whose hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes and their partners;
all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S.
and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty and that for U.S. federal income tax purposes is a beneficial owner of the ADSs or ordinary shares and:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner and that deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Passive Foreign Investment Company Rules
A
non-U.S.
corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production, of passive income. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. If it were determined, however, that we are not treated as the owner of the VIEs for U.S. federal income tax purposes, we could be treated as a PFIC for any taxable year for that reason. We may also be a PFIC for other reasons, such as due to the decline in our market capitalization, as described below.
For purposes of the PFIC asset test, the value of our assets (including goodwill) may be determined, in large part, by reference to our market capitalization from time to time. Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the composition of our income and assets for 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, no assurance can be given with respect to our PFIC status for the current or any future taxable year because the determination is factual and depends, in part, upon the composition of our income and assets and the value of our assets from time to time. Our market capitalization has been volatile and has generally declined significantly since our initial public offering. If the value of our goodwill is determined by reference to our market capitalization and the market price of the ADSs does not increase, there is a significant risk that we will be a PFIC for our current taxable year, and possibly future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules on (1) any excess distribution that we make to the U.S. Holder (which generally means distributions paid during a taxable year to a U.S. Holder to the extent greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (2) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC
year, will be taxable as ordinary income; and

•
the amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.
If we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, the PFIC rules discussed above generally will continue to apply to the U.S. Holder even if we cease to be a PFIC for subsequent taxable years. However, if we are a PFIC for any taxable year and then cease to be a PFIC for a later taxable year, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a “deemed sale” election, under which gain will be recognized as if the U.S Holder’s ADSs or ordinary shares were sold on the last day of the last taxable year during which we were a PFIC. U.S. Holders are urged to consult their tax advisors about this election if we are a PFIC for any taxable year.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of the ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any taxable year in which we are not a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a taxable year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election, with any excess treated as a capital loss. The
mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange for this purpose, but there can be no assurance that they will be regularly traded. Because a mark-to-market
election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described in the previous paragraphs with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the tax treatment for PFICs described above.
If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the availability and advisability of making the deemed sale election or the mark-to-market election described above.
Dividends
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.
We do not intend to make distributions with respect to our ADSs or ordinary shares. Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld), other than certain pro rata distributions of Class A ordinary shares, out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder in the case of ordinary shares, or by the depositary in the case of ADSs. Because we do not determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that any distribution we pay generally will be reported to U.S. Holders as dividends. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Individuals and certain other non-corporate U.S. Holders of ADSs will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) we are a “qualified foreign corporation,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. We believe that we will be a qualified foreign corporation with respect to dividends paid on the ADSs for as long as our ADSs continue to be considered readily tradable on an established securities market in the United States. Because the ordinary shares are not listed on a U.S. exchange, it is unclear whether dividends received with respect to ordinary shares that are not represented by ADSs could be treated as qualified dividend income if we are not treated as a PRC tax resident and thus are not eligible for the full benefits of the Treaty. We currently take the position that we are not a PRC tax resident. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.
For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or ordinary shares, the U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC taxes withheld from dividends (at a rate not in excess of the applicable Treaty rate) may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction in respect of such withholding, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares, each determined in U.S. dollars. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations.
As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Capital gains of U.S. persons are generally treated as U.S.-source income under the Code. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position, the Foreign Tax Credit Regulations and the creditability or deductibility of the PRC tax (or the ability to deduct this tax from the amount realized on a disposition of ADSs or ordinary shares) in their particular circumstances (including any applicable limitations).

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
As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB80.9 million. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a change of our holding U.S. dollar equivalents of US$1.2 million for cash and cash equivalents.
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
D. American Depositary Shares
Fees and Expenses Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents four Class A ordinary shares (or a right to receive four Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$0.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2021, we received reimbursement in the amount of US$1.7 million from the depositary.

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
For the period from June 25, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2021, we used approximately 10% of the net proceeds received from our initial public offering and the concurrent private placement for research and development, marketing and branding, investment in technology infrastructure as well as for working capital and other general corporate purposes.
We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the supervision and participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule
13a-15(e)
promulgated under the Securities Exchange Act, as of December 31, 2021. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15
(f) under the Securities Exchange Act of 1934, as amended. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

We completed the acquisition of Beijing Yizhang Yunfeng Technology Co., Ltd. and its subsidiaries (“Easemob”) on February 28, 2021. Our management has excluded Easemob from our assessment of internal control over financial reporting as of December 31, 2021 because Easemob was acquired by us in a business combination in the first quarter of 2021. The total assets and total revenue of Easemob excluded from management’s assessment represented approximately 1% and 8%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Remediation of Previously Disclosed Material Weaknesses
We previously disclosed that we had material weaknesses in our internal control over financial reporting, specifically, our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to address complex U.S. GAAP technical accounting issues, to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and to formalize our existing period-end
financial reporting policies and procedures to address the aforementioned complex U.S. GAAP accounting issues.
Since identifying the material weakness, we have implemented our procedures and controls to remediate the control deficiencies, including updating the design, documentation and implementation of internal controls to address the previously identified control deficiencies. We hired additional qualified financial and accounting resources with working experience of U.S. GAAP and SEC reporting requirements, and have conducted regular and continuous U.S. GAAP accounting and reporting training programs for our staff members. We have also (1) established oversight and clear reporting requirements for non- recurring and complex transactions to ensure the financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements (2) enhanced our controls process and controls over financial reporting over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; (3) established related policies to support the operation of internal controls at the entity level and process level.
During the fiscal year ended December 31, 2021, we completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2021, these controls were appropriately designed and operating effectively to conclude the material weaknesses have been remediated.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, PricewaterhouseCoopers Zhong Tian LLP, for the years ended December 31, 2020 and 2021, respectively. Save as disclosed below, we did not pay any other fees to PricewaterhouseCoopers Zhong Tian LLP during the periods indicated below.

	2020		2021
	US$	RMB	US$	RMB
	(in thousands)
Audit fees (1)	1,697	11,653	1,436	9,201
Tax fees (2)	43	300	51	330

(1)
Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, limited procedures on quarterly financial information. Audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years and fees for audit services rendered in connection with our financing activities.

(2)	Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
Consolidated financial statements of Agora, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Fifth amended and restated memorandum and articles of association of the registrant, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

2.1	Registrant’s specimen American depositary receipt, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

2.3	Deposit agreement, dated June 25, 2020, by and among the registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

2.4	Amended and Restated Shareholders Agreement by and among the registrant and the other parties named therein, dated as of February 12, 2020 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

2.5	Amendment to Amended and Restated Shareholders Agreement by and among the registrant and the other parties named therein, dated as of June 30, 2020, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

2.6	Description of securities, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

4.1	English translation of the share pledge agreement, dated as of June 18, 2015, by and among Shanghai Dayin Network Technology Co., Ltd., Shanghai Zhaoyan Network Technology Co., Ltd. and each then shareholder of Shanghai Zhaoyan Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.2	English translation of the voting rights proxy agreement, dated as of June 18, 2015, by and among Shanghai Dayin Network Technology Co., Ltd., Shanghai Zhaoyan Network Technology Co., Ltd. and each then shareholder of Shanghai Zhaoyan Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.3	English translation of the power of attorney of Bin (Tony) Zhao pursuant to the voting rights proxy agreement, dated as of June 18, 2015 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.4	English translation of the power of attorney of Wenjing Ma pursuant to the voting rights proxy agreement, dated as of June 18, 2015 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.5	English translation of the exclusive technology consulting and services agreement, dated as of June 18, 2015, by and between Shanghai Dayin Network Technology Co., Ltd. and Shanghai Zhaoyan Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

Exhibit No.	Description of Exhibit

4.6	English translation of the exclusive option agreement, dated as of June 18, 2015, by and among Shanghai Dayin Network Technology Co., Ltd., Shanghai Zhaoyan Network Technology Co., Ltd. and each then shareholder of Shanghai Zhaoyan Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.7	2014 equity incentive plan (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.8	2018 equity incentive plan (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-238960) filed with the SEC on June 5, 2020, as amended)

4.9	Global equity incentive plan (incorporated by reference to Exhibit 10.9 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

4.10	Employee stock purchase plan (incorporated by reference to Exhibit 10.10 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

4.11	Form of employment agreement between the registrant and its executive officers (incorporated by reference to Exhibit 10.11 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

4.12	Form of indemnification agreement between the registrant and its directors and executive officers (incorporated by reference to Exhibit 10.12 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

4.13	English translation of the joinder agreement to the contractual arrangements, dated as of January 19, 2021, by and among Shanghai Dayin Network Technology Co., Ltd., Shanghai Zhaoyan Network Technology Co., Ltd. and Ms. Yan Chen, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

4.14	Class A Ordinary Shares Purchase Agreement, dated as of June 18, 2020, by and between the registrant and Coatue CPP 10 LLC (incorporated by reference to Exhibit 10.13 of our registration statement on the Amendment No. 2 to Form F-1 (File No. 333-238960) filed with the SEC on June 19, 2020, as amended)

4.15	Class A Ordinary Shares Purchase Agreement, dated as of June 17, 2020, by and between the registrant and Neumann Capital (incorporated by reference to Exhibit 10.14 of our registration statement on the Amendment No. 2 to Form F-1 (File No. 333-238960) filed with the SEC on June 19, 2020, as amended)

4.16	Class A Ordinary Shares Purchase Agreement, dated as of June 19, 2020, by and between the registrant and VIP III Nominees Limited (incorporated by reference to Exhibit 10.15 of our registration statement on the Amendment No. 2 to Form F-1 (File No. 333-238960) filed with the SEC on June 19, 2020, as amended)

8.1	List of principal subsidiaries and variable interest entity of the registrant, previously filed on Form 20-F, dated March 26, 2021 and incorporated herein by reference

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit No.	Description of Exhibit

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document) Inline XBRL document)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Agora, Inc.

By:	/s/ Bin (Tony) Zhao
Name:	Bin (Tony) Zhao
Title:	Chief Executive Officer and Chairman
Date: April 28, 2022

1

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Agora, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Agora, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2(p) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2021.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

F-2

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Beijing Yizhang Yunfeng Technology Co. Ltd. and its subsidiaries (“Easemob”) from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a business combination during the year ended December 31, 2021. We have also excluded Easemob from our audit of internal control over financial reporting. Easemob is wholly owned by the Company, whose total assets and total revenues, excluded from management’s assessment and our audit of internal control over financial reporting, represented approximately 1% and 8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Acquisition of Easemob
As described in Notes 2(n) and 3 to the consolidated financial statements, the Company completed the acquisition of Easemob for cash consideration of $53.4 million in 2021, which resulted in $4.2 million of definite-lived customer relationships and $4.0 million of developed technology being recorded. Management’s determination of fair value of the intangible assets requires estimates and assumptions with respect to the cash flow projections including revenue growth rates, royalty rate, and discount rates.
The principal considerations for our determination that performing procedures relating to the acquisition of Easemob is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value of intangible assets acquired due to the significant judgment by management when developing the estimate; (ii) the significant audit effort in evaluating the significant assumptions related to projected revenue growth rates, royalty rate and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets. These procedures also included, among others, (i) testing management’s process for determining the fair values of the definite-lived intangible assets; (ii) evaluating the appropriateness of the valuation approaches; (iii) testing the completeness and accuracy of the underlying data used in the determination of fair value of the intangible assets; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenue growth rates, royalty rate and discount rates. Evaluating management’s assumptions related to revenue growth rates, royalty rate and discount rates involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of Easemob; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the valuation approaches and (ii) the reasonableness of the significant assumptions related to the royalty rate and discount rates applied.

F-3

Valuation of allowance for current expected credit losses – accounts receivable, net
As described in Notes 2(j) and 4 to the consolidated financial statements, the Company’s balance of accounts receivable, net of allowance for current expected credit losses of $6.3 million was $32.6 million as of December 31, 2021. The allowance is primarily based on expectations of credit losses driven by past customer collection history and future forecasts as well as macroeconomic factors, applied to customer pools, which groups are segmented based on credit risk characteristics such as geographic region and industry. Management also includes qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of current expected credit losses.
The principal considerations for our determination that performing procedures relating to the valuation of allowance for current expected credit losses is a critical audit matter are (i) the significant judgment and estimation by management in determining the allowance for current expected credit losses to adjust accounts receivable to the amount that will be collected. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management’s application of current and future macroeconomic factors and certain qualitative adjustments to the allowance for current expected credit losses; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the allowance for current expected credit losses estimation process. These procedures also included, among others (i) evaluating the appropriateness of the valuation methodology and models used in management’s current expected credit loss estimates; (ii) testing the completeness and accuracy of the underlying data used in the models, including historical performance data and future forecasts used by management; (iii) evaluating management’s process for segmenting the customer pools; and (iv) evaluating the reasonableness of significant judgments made by management such as the impact on the allowance of macroeconomic forecasts and qualitative adjustments. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the valuation methodology and models, and the impact of macroeconomic forecasts.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April
28
, 2022
We have served as the Company’s auditor since 2017.

F-4

AGORA, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in US$ thousand except share data, unless otherwise stated)

	As of December 31,
	2020	2021

Assets
Current assets:
Cash and cash equivalents	$111,218	$285,668
Short-term investments	524,220	469,636
Accounts receivable, net	27,840	32,619
Prepayments and other current assets	7,459	8,801
Contract assets	—	962

Total current assets	670,737	797,686

Non-current assets:
Property and equipment, net	16,754	19,194
Operating lease right-of-use assets	—	7,436
Intangible assets	209	6,697
Goodwill	3,089	56,142
Long-term investments	—	53,925
Deferred tax assets	511	—
Other non-current assets	1,604	3,919

Total non-current assets	22,167	147,313

Total assets	$692,904	$944,999

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of the variable interest entities (“VIEs”) without recourse to the Company of US$5,337 and US$3,751 as of December 31, 2020 and 2021, respectively)	7,721	5,309
Advances from customers (including advances from customers of the VIEs without recourse to the Company of US$1,113 and US$1,491 as of December 31, 2020 and 2021, respectively)	1,339	9,068
Taxes payable (including taxes payable of the VIEs without recourse to the Company of US$254 and US$241 as of December 31, 2020 and 2021, respectively)	2,171	2,435
Current operating lease liabilities (including current operating lease liabilities of the VIEs without recourse to the Company of nil and US$459 as of December 31, 2020 and 2021, respectively)	—	3,957
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of US$5,035 and US$15,721 as of December 31, 2020 and 2021, respectively)	23,926	53,034
Amounts due to a related party (Note 2 0 )	1,150	—

Total current liabilities	36,307	73,803
Non-current liabilities:
Long term payable (including long term payable of the VIEs without recourse to the Company of nil and US$228 as of December 31, 2020 and 2021, respectively)	82	495
Long-term operating lease liabilities (including long-term operating lease liabilities of the VIEs without recourse to the Company of nil and US$305 as of December 31, 2020 and 2021, respectively)	—	3,452
Deferred tax liabilities (including deferred tax liabilities of the VIEs without recourse to the Company of nil and $43 as of December 31, 2020 and 2021, respectively)	52	988

Total non-current liabilities	134	4,935

Total liabilities	$36,441	$78,738

Commitments and contingencies (Note 19 )

F-
5

AGORA, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in US$ thousand except share data, unless otherwise stated)

	As of December 31,
	2020	2021
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 800,000,000 shares authorized, 338,835,056 issued and outstanding as of December 31, 2020; 820,000,000 shares authorized, 373,455,485 shares issued and outstanding as of December 31, 2021)	33	37
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31, 2020 and 2021)	8	8
Additional paid-in-capital	818,428	1,099,369
Accumulated other comprehensive loss	1,941	3,149
Accumulated deficit	(163,947)	(236,302)

Total shareholders’ equity	$656,463	$866,261

Total liabilities and shareholders’ equity	$692,904	$944,999

F-
6

AGORA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in US$ thousand except share data, unless otherwise stated)

	Year Ended December 31,
	2019	2020	2021
Real-time engagement service revenues	$63,925	$131,149	$159,943
Other revenues	503	2,415	8,039

Total revenues	64,428	133,564	167,982
Cost of revenues	(20,417)	(47,199)	(63,975)

Gross profit	44,011	86,365	104,007

Operating expenses:
Research and development expenses	(23,623)	(49,494)	(110,666)
Sales and marketing expenses	(19,408)	(25,724)	(46,276)
General and administrative expenses	(7,177)	(18,010)	(30,326)

Total operating expenses	(50,208)	(93,228)	(187,268)
Other operating income	108	1,672	2,568

Loss from operations	(6,089)	(5,191)	(80,693)

Exchange gain (loss)	87	(66)	558
Interest income	626	2,704	8,353
Investment loss (including impairment)	—	—	(1,659)
Other income	—	—	1,597

Loss before income taxes	(5,376)	(2,553)	(71,844)

Income taxes	(801)	(562)	(840)
Equity in income of affiliates	—	—	329

Net loss	(6,177)	(3,115)	(72,355)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(9,962)	(6,715)	—
Less: accretion on convertible redeemable preferred shares to redemption value	(50,715)	(193,466)	—

Net loss attributable to Agora, Inc.’s ordinary shareholders	$(66,854)	$(203,296)	$(72,355)

Other comprehensive income (loss):
Foreign currency translation adjustments	(358)	2,929	1,307
Unrealized gain on debt securities	—	—	(99)

Total comprehensive loss attributable to Agora, Inc.’s ordinary shareholders	$(67,212)	$(200,367)	$(71,147)

Net loss per share attributable to Agora, Inc.’s ordinary shareholders—basic and diluted	(0.58)	(0.76)	(0.16)
Weighted average number of ordinary shares—basic and diluted	115,716,392	268,849,967	440,864,190
Share-based compensation expenses included in:	4,253	11,974	31,481
Cost of revenues	80	357	879
Research and development expenses	1,473	5,312	19,737
Sales and marketing expenses	1,654	2,061	4,843
General and administrative expenses	1,046	4,244	6,022

F-
7

AGORA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in US$ thousand except share data, unless otherwise stated)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)

Balance as of January 1, 2019	112,441,049	$11	—	$—	—	$—	$—	$(630)	$(72,623)	$(73,242)

Vesting of restricted shares (Note 15)	6,733,333	1	—	—	—	—	77	—	—	78
Share-based compensation expense (Note 15)	—	—	—	—	—	—	3,159	—	—	3,159
Repurchase of restricted shares (Note 15)	(100,000)	—	—	—	—	—	(84)	—	—	(84)
Reclassification of liability-classified awards to equity-classified awards (Note 15)	—	—	—	—	—	—	48	—	—	48
Accretion on convertible redeemable preferred shares to redemption value (Note 13)	—	—	—	—	—	—	(3,200)	—	(47,516)	(50,716)
Net loss	—	—	—	—	—	—	—	—	(6,177)	(6,177)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(358)	—	(358)

Balance as of December 31, 2019	119,074,382	12	—	—	—	—	—	(988)	(126,316)	(127,292)

Vesting of restricted shares (Note 15)	2,805,556	—	—	—	—	—	—	—	—	—
Share-based compensation expense (Note 15)	—	—	—	—	—	—	8,521	—	—	8,521
Conversion of ordinary shares to Class A and Class B Ordinary Shares	(121,879,938)	(12)	45,700,000	4	76,179,938	8	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value (Note 13)	—	—	—	—	—	—	(158,949)	—	(34,516)	(193,465)
Conversion of convertible redeemable preferred shares to Class A ordinary shares (Note 14)	—	—	182,917,991	18	—	—	483,418	—	—	483,436
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), and over-allotment option, net of cost of issuance (Note 14)	—	—	80,500,000	8	—	—	373,630	—	—	373,638
Issuance of Class A ordinary shares upon the concurrent private placement (Note 14)	—	—	22,000,000	2	—	—	109,998	—	—	110,000
Net loss	—	—	—	—	—	—	—	—	(3,115)	(3,115)
Foreign currency translation adjustments	—	—	—	—	—	—	—	2,929	—	2,929
Shares issued as part of an acquisition (Note 3)	—	—	84,634	—	—	—	850	—	—	850
Exercise of options	—	—	7,632,431	1	—	—	960	—	—	961

Balance as of December 31, 2020	—	$—	338,835,056	$33	76,179,938	$8	$818,428	$1,941	$(163,947)	$656,463

Share-based compensation expense (Note 15)	—	—	—	—	—	—	25,645	—	—	25,645
Issuance of Class A ordinary shares upon the private placement (Note 14)	—	—	20,000,000	2	—	—	249,948	—	—	249,950
Net loss	—	—	—	—	—	—	—	—	(72,355)	(72,355)
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,307	—	1,307
Settlement of VPP (Note 15)	—	—	—	—	—	—	3,512	—	—	3,512
Unrealized gain on debt securities	—	—	—	—	—	—	—	(99)	—	(99)
Exercise of options	—	—	14,235,844	2	—	—	1,758	—	—	1,760
Vesting of RSUs	—	—	384,585	—	—	—	78	—	—	78

Balance as of December 31, 2021	—	$—	373,455,485	$37	76,179,938	$8	$1,099,369	$3,149	$(236,302)	$866,261

F-
8

AGORA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in US$ thousand except share data, unless otherwise stated)

	Year Ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net loss	$(6,177)	$(3,115)	$(72,355)
Share-based compensation expense	3,405	11,974	31,481
Allowance for current expected credit losses	780	1,365	4,828
Depreciation of property and equipment	1,868	4,460	8,281
Amortization of intangible assets	—	—	1,933
Deferred tax expense	(336)	378	238
Amortization of right-of-use asset and interest on lease liabilities	—	—	3,724
Change in the fair value of investments	—	—	1,064
Interest income on debt securities	—	—	(295)
Equity in income of affiliates	—	—	(329)
Impairments of long-term investments	—	—	626
Return on investment from equity affiliates	—	—	329
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	5,587	(11,154)	(8,513)
Contract assets	—	—	(240)
Prepayments and other current assets	206	(5,140)	(907)
Other non-current assets	(135)	(692)	(128)
Accounts payable	1,121	1,755	(734)
Advances from customers	302	335	878
Taxes payable	1,215	(450)	155
Operating lease liabilities	—	—	(3,995)
Deferred income	—	—	(102)
Accrued exp e nses and other liabilities	4,044	6,848	14,061

Net cash generated from (used in ) operating activities	706	6,564	(20,000)

Cash flows from investing activities:
Purchase of short-term investments	(97,558)	(522,730)	(504,563)
Proceeds from sale and maturity of short-term investments	99,008	—	558,618
Purchase of long-term investments	—	—	(48,843)
Purchase of property and equipment	(4,802)	(12,878)	(12,211)
Purchase of intangible assets	—	—	(263)
Cash received from (paid for) an acquisition	—	556	(50,566)
Return of investment from equity affiliates	—	—	138

Net cash used in investing activities	(3,352)	(535,052)	(57,690)

Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	—	—	249,950
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of issuance costs of nil	—	50,000	—
Proceeds from the initial public offering and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	—	483,628	—
Proceeds from exercise of employees’ share options	—	10	2,042
Payment of financing cost	—	—	(55)

Net cash provided by financing activities	—	533,638	251,937

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(269)	465	279

Net increase (decrease) in cash, cash equivalents and restricted cash	(2,915)	5,615	174,526
Cash, cash equivalents and restricted cash at beginning of year/period	108,598	105,683	111,298

Cash, cash equivalents and restricted cash at end of year/period	$105,683	$111,298	$285,824

Supplemental disclosure of cash flow information:
Income taxes paid	411	742	966
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	—	—	3,995
Right-of-use assets obtained in exchange for operating lease obligations	—	—	4,300
Non-cash financing and investing activities:
Accretion to redemption value of convertible redeemable preferred shares	50,715	193,466	—
Payables for property and equipment	613	2,293	373
Consideration payable for the acquisition	—	3,150	4,603
Proceeds receivable from exercise of employees’ share options	—	612	329
Deposits utilized for employees’ share option exercises	—	(339)	—
Payables for deferred initial public offering cost	287	—	—
Payables for long-term investment	—	—	5,490
Payables for deferred financing cost	—	—	2,234

F-
9

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

1.	Organization and Nature of Operations

(a)	Principal Activities
Agora, Inc. (the “Company”), an exempted company with limited liability, was incorporated in Cayman Islands on November 29, 2013. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”)
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

(b)	Reorganization and acquisitions
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
In January 2020, the Group underwent another reorganization (the “Corporate Reorganization”) which ultimately resulted in Agora, Inc. becoming the parent company of the Group and the issuer in connection with its planned initial public offering in the United States in the following steps:
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

F-
10

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

During 2020, the Company established Shanghai Jiyin Network Technology Co., Ltd. to further develop their business in the PRC.
On November 27, 2020, the Company acquired 100% equity interests of Netless, a real-time interactive whiteboard solution provider, from its shareholders for a cash and share consideration totaling to $4 million (Note 3).
On February 28, 2021, the Company acquired 100% equity interests of Easemob, a leading provider of instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million (Note 3). There was a consolidated variable interest entity within the Easemob group structure that was acquired as part of the transaction, but the related financial statement balances and business volume are not material.
The Company’s principal subsidiaries and VIEs as of December 31, 2019 and 2020 and 2021 are as follows:

	Date of Incorporation	Place of Incorporation	Percentage of Direct or Indirect Ownership	Principal Activities
Subsidiaries:
Agora Lab, Inc.	January 13, 2014	California, United States	100%	Provision of services
Agora IO, Inc	December 2, 2014	Cayman Islands	100%	Investment holding
Agora IO Hongkong Limited	December 12, 2014	Hong Kong	100%	Investment holding
Dayin Network Technology Co., Ltd. (“Dayin”)	April 30, 2015	PRC	100%	Provision of services
Shanghai Jiyin Network Technology Co., Ltd. (“Jiyin”)	May 26, 2020	PRC	100%	Provision of services
Agora.IO Ltd	July 25, 2019	United Kingdom	100%	Startup
Agora IO Singapore PTE. Ltd.	November 4, 2020	Singapore	100%	Provision of services
Beijing Yizhang Yunfeng Technology Co., Ltd (“Beijing Easemob”)	April 27. 2013	PRC	100%	Provision of services
VIEs:
Shanghai Zhaoyan Network Technology Co., Ltd. (“Zhaoyan”)	March 28, 2014	PRC	100%	Provision of services
Beijing Zhonghuan Chuanyin Technology Co., Ltd. (“Zhonghuan”)	April 22, 2020	PRC	100%	Provision of services

F-
11

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

(c)	Consolidated Variable Interest Entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the internet sector, the Group operates its businesses in the PRC through its VIEs. The Company obtained control over the VIEs by entering into a series of contractual arrangements with the VIEs and the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIEs. However, the rights of those nominee shareholders have been transferred to the Company through a series of contractual arrangements.
The principal terms of the contractual arrangements entered into by and among Dayin, Beijing Easemob, collectively known as “the WFOEs”, the VIEs and the nominee shareholders of VIEs are described below:
Exclusive Technology Consulting and Services Agreement
Under the Exclusive Technology Consulting and Services Agreement between the WFOEs and the VIEs, the WFOEs have the exclusive right to provide the VIEs consulting services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay to Dayin an annual service fee, which may only be adjusted with the approval of Dayin and Agora IO Hongkong Limited and (b) Zhonghuan Chuanyin shall pay Easemob services fees based on the services it provides with the amount determined and requested by Easemob.
Unless otherwise agreed pursuant to the agreement, the agreement will remain effective until the earlier of: (1) the end of a ten-year
term, which will automatically extend annually unless Dayin provides 30 days’ prior written notice to Zhaoyan; (2) Dayin terminates the agreement because of Zhaoyan’s breach of the agreement; and (3) termination of the term of operation of Zhaoyan. Unless otherwise agreed pursuant to the agreement, the agreement between Beijing Easemob and Zhonghuan will remain effective until the earlier of (a) notice termination from Beijing Easemob to Zhonghuan and (b) the termination of operation of Zhonghuan.
For the years ended December 31, 2019, 2020 and 2021, the service fees charged by the WFOEs to the VIEs pursuant to the above agreements is US$32.9 million, US$53.8 million and US$12.7 million, respectively.
Voting Rights Proxy Agreement and Irrevocable Powers of Attorney
Under the Voting Rights Proxy Agreement, by and among the WFOEs, the VIEs and each of the shareholders of the VIEs, and the related irrevocable powers of attorney executed by the VIESs’ shareholders pursuant to the Voting Rights Proxy Agreement, each of the shareholders of the VIEs irrevocably granted the WFOEs’ designated representative full power of attorney to exercise his or her rights as a shareholder of the VIEs including rights to convene and attend shareholders’ meeting, nominate and elect directors, and appoint and dismiss the senior management of the VIEs.
Unless otherwise agreed pursuant to the Voting Rights Proxy Agreement in respect of Zhaoyan, it will remain effective until the earlier of: (1) the end of a ten-year
term, which will automatically extend annually unless Dayin provide 30 days’ prior written notice to Zhaoyan; (2) the termination of the term of operation of Zhaoyan. As agreed by the relevant parties, the Voting Rights Proxy Agreement in respect of Zhonghuan is irrevocable and shall remain effective until the earlier of (a) written agreement among the parties on the termination of the Voting Rights Proxy Agreements; (b) any of its Registered Shareholders transfers all equity interest in Zhonghuan as approved by Beijing Easemob; and (c) the termination of operation of Zhonghuan. The related irrevocable powers of attorney will remain effective until the expiration or early termination of the Voting Rights Proxy Agreement.

F-1
2

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, among the WFOEs, the VIEs and the VIEs’ shareholders, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WFOEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. In the event of a breach by the VIEs or the VIEs’ shareholders of contractual obligations under these agreements, the WFOEs, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertakes that, during the term of the share pledge agreement, without the prior written consent to the WFOEs, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Zhaoyan’s shareholders shall also not increase the registered capital of Zhaoyan; if there is any increased registered capital pursuant to the terms of this agreement, such increased registered capital would also be deemed as pledged equity interest. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan have registered the pledge at the SAMR on July 29, 2015. The pledge will remain binding until Zhaoyan and their shareholders discharge all their obligations under the contractual arrangements and the de-registration
at SAMR is completed. The pledge registration for Zhonghuan’s shareholders was completed in March 2022 pursuant to PRC laws and regulations.
Exclusive Option Agreement
Pursuant to the Exclusive Option Agreement, among the WFOEs, the VIEs and the VIEs’ shareholders, each of the shareholders of the VIEs irrevocably granted the WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be (a) the registered capital of Zhaoyan pro rata to Zhaoyan’s shareholders’ shareholdings or the lowest price permitted by applicable PRC law in respect of the Exclusive Option Agreement entered into by, among others, Zhaoyan and Dayin and (b) the lowest price as permitted by the applicable PRC laws in respect of the Exclusive Option Agreement entered into by, among others, Zhonghuan and Beijing Easemob. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they shall not, among other things, increase or decrease the registered capital of the VIEs, dispose of its assets, incur any debts or guarantee liabilities, terminate any material agreements or enter into any agreements that are in conflict with any of the existing material agreements, distribute or vote to distribute any profits, interests or dividends, amend its articles of association or provide any loans to third parties.
Unless otherwise agreed pursuant to the agreement, the Exclusive Option Agreement between Dayin and Zhaoyan will remain effective until the earliest of: (1) the end of a ten-year
term that is automatically extended annually unless Dayin gives Zhaoyan a termination notice 30 days before the term ends; (2) all equity interests in Zhaoyan held by Zhaoyan’s shareholders are transferred or assigned to Dayin or its designated representatives; and (3) the termination of the term of operation of Zhaoyan. The Exclusive Option Agreements between Beijing Easemob and Zhonghuan will remain effective until the earliest of: (a) all equity interests in Zhonghuan held by its shareholders are transferred or assigned to Beijing Easemob or their designated representatives; and (b) other terms and conditions specified under each Exclusive Option Agreements.

F-1
3

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Loan Agreement
As part of the Contractual Arrangements between Beijing Easemob and Zhonghuan, the relevant Registered Shareholders entered into a loan agreement with Beijing Easemob and Zhonghuan, pursuant to which Beijing Easemob agreed to provide loans to the Registered Shareholders of Zhonghuan, to be used exclusively as investment in Zhonghuan. The loans must not be used for any other purposes without Easemob’s prior consent.
Subject to an absolute discretion by Beijing Easemob to accelerate the maturity date, the maturity date of the loan will be the earliest of (a) the end of a ten-year
term, (b) the termination of operation of Zhonghuan or Beijing Easemob, or (d) any time determined by Beijing Easemob with a 30 days’ prior written notice in compliance with relevant laws and regulations.
After Beijing Easemob, the lender, exercises its exclusive call option under the Exclusive Option Agreement, each of the two borrowers shall, as permitted under the applicable laws, repay the loan by transferring all of his equity interest in Zhonghuan to Beijing Easemob or representatives designated by Beijing Easemob, and use the proceeds of such transfer as repayment of the loan. Under the circumstances that the proceeds of such transfer is higher than the principal of the loan under the Loan Agreement, any surplus is considered interest for the loan.
The contractual arrangements above cannot be unilaterally terminated. Management concluded that the Company, through the WFOEs and the contractual arrangements, has the power and control to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks and enjoys the rewards normally associated with ownership of the VIEs, receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the VIEs as if it was their sole shareholder and therefore the Company is the ultimate primary beneficiary of the VIEs. As such, the Group consolidates the financial results of the VIEs which are prepared in accordance with the basis of presentation as stated in Note 2 below.

F-
14

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The following financial information set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs and the VIEs’ subsidiaries taken as a whole of the Group as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, which was included in the accompanying consolidated financial statements of the Group with intercompany transactions eliminated as follows:

	As of December 31,
	2020	2021

	(US$ thousand)
Assets
Current assets:
Cash and cash equivalents	$2,362	$2,786
Short-term investments	12,414	7,547
Accounts receivable, net	23,558	24,625
Amounts due from related parties	2,090	10,109
Prepayments and other current assets	2,704	1,259

Total current assets	43,128	46,326

Non-current assets:
Property and equipment, net	8,951	7,639
Deferred tax assets	511	—
Long-term investments	—	16,919
Operating lease right-of-use assets	—	766
Intangible a ssets	—	231
Other non-current assets	205	312

Total non-current assets	9,667	25,867

Total assets	$52,795	$72,193

Liabilities
Current liabilities:
Accounts payable	5,337	3,751
Amounts due to related parties	34,198	44,394
Advances from customers	1,113	1,491
Taxes payable	254	241
Current operating lease liabilities	—	459
Accrued expenses and other current liabilities	5,035	15,721

Total current liabilities	45,937	66,057

Non-current liabilities:
Long term payable	—	228
Long-term operating lease liabilities	—	305
Deferred tax liabilities	—	43

Total non-current liabilities	—	576

Total liabilities	$45,937	$66,633

F-1
5

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

	Year Ended December 31,
	2019	2020	2021
	(US$ thousand)

Total revenues	57,445	115,831	114,617
Net income (loss)	225	1,247	(5,660)

	Year Ended December 31,
	2019	2020	2021
	(US$ thousand)

Net cash and cash equivalents generated from operating activities	9,390	3,918	15,740
Net cash and cash equivalents used in investing activities	(998)	(18,865)	(15,316)
In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2020 and 2021. As the VIEs were formed as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.
There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no variable interest entity where the Company has variable interest but is not the primary beneficiary.
The Chairman and CEO owns the majority of the voting shares of the Company. The Chairman and CEO along with a small number of other employees, together the nominee shareholders, own the majority of the voting shares of the VIEs respectively. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.
The Group’s operations depend on the VIEs to honor their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company’s PRC legal counsel is of the view that the contractual arrangements among the VIEs’ shareholders, the VIEs and WFOEs are valid, binding and are legally enforceable.
The Company’s ability to control the VIEs also depend on the voting rights proxy and the effect of the share pledge under the Share Pledge Agreements and the WFOEs have to vote on all matters requiring shareholders’ approval in the VIEs. While this voting right proxy is legally enforceable in the view of the Company’s PRC legal counsel, it may not be as effective as direct equity ownership.

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

F-1
6

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Principal accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Basis of Consolidation
The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the VIEs have been eliminated upon consolidation.
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
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. The Company believes that the valuation of the Company’s preferred shares, share-based awards, acquired intangible assets and goodwill, long-term investments, and the determination of allowance for current expected credit losses reflect more significant judgments and estimates used in the preparation of its consolidated financial statements. Estimates are based on historical experiences and on various assumptions that the Company believes are reasonable under current circumstances. However, changes in circumstances, facts and experience may cause the Company to revise its estimates; therefore, actual results could differ materially from those estimates.

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

F-1
7

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

(e)	Concentration of Credit Risk
Financial instruments that potentially subject the Group to concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable.

The Group deposits its cash and cash equivalents and short-term investments in the various jurisdictions that they operate in. The deposits are with major reputable financial institutions which the Group believes that there is no significant credit risk.
The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group assesses the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered. The Group typically offer payment terms of 30 to 60 days to its customers, but can be longer for select qualified customers. The Group also periodically determines an allowance for credit losses based on the accounting policy indicated in Note 2(j) - Accounts Receivable.

The following table summarizes customers with greater than 10% of the accounts receivables:

	December 31, 2020	December 31 2021
Customer A — Social media platform	12%	*
Customer B — Educational institution application	*	16%

*	Less than 10%
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2019
,
 2020 and 2021.

(f)	Fair Value Measurements
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

F-1
8

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

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
The Company’s financial instruments include cash and cash equivalents, accounts receivable, certain prepayments and other current assets, accounts payable, certain accrued expenses and other current liabilities, whose carrying amounts approximate their fair values due to the short-term maturity of these instruments. The Company measures equity method investments at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were remeasured during the periods presented, they would be classified within Level 3 in the fair value hierarchy based on the nature of the fair value inputs.
Short-term investments in
financial
products are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.
The fair value of debt securities is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value, the Company utilizes a combination of the income and market approach, which requires management to use unobservable inputs such as the probabilities of various exit scenarios to the investment, the trailing multiple of selected peer companies, the discount for lack of marketability and a yield-to-maturity
discount rate. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.
The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Balance at Fair value
	(US$ thousand)
Short-term investments — financial products issued by banks	—	20,168	—	20,168
Long-term investment - debt security	—	—	5,196	5,196

9

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

	As of December 31, 2020
	Level 1	Level 2	Level 3	Balance at Fair value
	(US$ thousand)
Short-term investments — financial products issued by banks	—	24,046	—	24,046

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt securities for the periods indicated:

US$ thousand
Fair value of Level 3 investments as at December 31, 2019 and 2020	—
New addition	5,000
Interest income and change in fair value of the investments	196

Fair value of Level 3 investments as at December 31, 2021	5,196

Management determined the fair value of these Level 3 investments based on a market approach using various unobservable inputs such as a price-to-sales (“P/S”) ratio based on said ratio for selected peer companies, a lack of marketability discount rate, a discount rate based on the yield-to-maturity for debt instruments with similar terms and probabilities of various exit scenarios to the investment. The significant unobservable inputs adopted in the valuation as of December 31, 2021 are as follows:

Selected P/S ratio	9.96x
Discount rate	12%
Probability of exit events	Liquidation scenario: 20% Redemption scenario: 40% IPO scenario: 40%
Lack of marketability discount	22%

(g)	Cash and Cash Equivalents
Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2020 and 2021, the amount of cash equivalents was US$10.0 million and nil in the consolidated balance sheets, respectively.

(h)	Restricted Cash
The Group’s restricted cash mainly represents secured deposits held in designated bank accounts to secure a letter of credit and is included within prepayments and other current assets. See Note 5—Prepayments and Other Current Assets.

(i)	Short-term Investments
Short-term investments are comprised of (i) money market funds,
(ii) held-to-maturity
investments such as time deposits, which have a due date that is longer than three months but within one year and is stated at amortized cost; (iii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year and; (iv) structured deposits issued by certain banks whose interest is indexed to the fluctuation of gold prices or foreign exchange rates, with original maturities between three months and one year with banks in the PRC. The Company measures the short-term investments in financial products issued by banks at fair value using the quoted subscription or redemption prices published by these banks.
These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2019, 2020 and 2021.

(j)	Accounts Receivable, net
Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices.
Prior to January 1, 2021, the Company monitors the collection of its receivables and records allowance for specifically identified non-recoverable
amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

F-
20

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Starting from January 1, 2021, the Company adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which creates an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach, and the cumulative-effect to retained earnings was immaterial. To estimate the allowance for current expected credit losses (“CECL”), the Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances. There have been no significant impact of changes in the assumptions since adoption.

(k)	Property and Equipment, net
Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives, taking into account any estimated residual value. Expenditures for maintenance and repairs are expensed as incurred.
The estimated useful lives of property and equipment are as follows:

Estimated Useful Lives
Electronic equipment	3 years
Furniture, computers and office equipment	3 years
Network equipment	3 years
Leasehold improvements	Shorter of the lease term or the estimated useful life
Capitalized software	3-5 years

(l)	Long-term investments
The Company’s long-term investments include equity investments accounted for using the measurement alternative, debt securities and equity investments accounted for using the equity method.
For equity investments which the Company cannot exercise significant influence and does not have a readily determinable fair value, the Company has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321 – Investments – Equity Securities (“ASC 321”). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.
The Company’s long-term debt security is a convertible debt instrument issued by a private company and is reported at fair value. Interest income is recognized in earnings, and unrealized gains and losses in the carrying amount of these the debt security is recognized in other comprehensive income. Upon sale, realized gains and losses are reported in net income. An impairment loss on debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary.

F-2
1

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Investments in entities in which the Company does not control, but can exercise significant influence, are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings as well as distributions received after the date of investment. The Company reviews its investments in equity method investees for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

(m)	Business combinations
The Company allocates the purchase price of the acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

(n)	Goodwill and intangible assets
Intangible assets
Intangible assets are recognized at fair value and consists of developed technology and customer relationships from acquisitions (see Note 3). Intangible assets are amortized over the period of estimated benefit using the straight-line method which are 5 or 3 years, respectively. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2019, 2020 and 2021.
Goodwill
Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s business acquisitions during the years ended December 31, 2020 and 2021 (see Note 3).
Goodwill is not amortized but is tested for impairment on an annual basis at the reporting unit level, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative goodwill impairment test is performed to determine if the fair value of the reporting unit exceeds its carrying value. Under the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. If the reporting unit does not pass the qualitative assessment, the Company estimates its fair value and compares the fair value with the carrying value of its reporting unit, including goodwill. If the fair value is greater than the carrying value of its reporting unit, no impairment is recorded. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The impairment charge would be recorded to earnings in the consolidated statements of comprehensive loss.
 Additionally, the Company’s policy is to update the fair value calculation of its reporting units and perform the quantitative goodwill impairment test on a periodic basis.

F-2
2

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Starting in the first quarter of 2021, the Company identified the reporting units for the purpose of goodwill impairment testing as Agora and Easemob. For all periods presented, there were no events or circumstances that the Company identified which indicated that the fair value of the Company’s reporting units were below its carrying value, and thus no goodwill impairment charges were recognized. As of December 31, 2020 the carrying amount of goodwill for Agora was $3.1 million
.
 As of December 31, 2021, the carrying amount of goodwill for Agora and Easemob was $3.1 million and $53.0 million, respectively.

(o)	Impairment of long-lived assets other than goodwill
Long-lived assets (including amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2019, 2020 and 2021.

(p)	Leases
Prior to the adoption of ASC 842 on January 1, 2021
Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. The Group had no capital leases for the years ended December 31, 2019 and 2020. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease.
Upon and hereafter the adoption of ASC 842 on January 1, 2021
On January 1, 2021, the Company adopted ASU
2016-02,
Leases (“ASC 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally require lessees to recognize operating and financing lease liabilities and corresponding right-of-use
assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.
The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company used modified retrospective method and did not adjust the prior comparative periods. All of the Company’s leases qualify as operating leases. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use
asset and corresponding lease liability at the lease commencement date by calculating the present value of future lease payments, discounted at the Company’s incremental borrowing rate, over the expected term. The Company considers only payments that are fixed and determinable at the time of lease commencement. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. Short-term leases (lease terms less than 12 months) are recognized as incurred.

F-2
3

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

As a result of the adoption, the Company recognized approximately $6.5 million of operating lease right-of-use
assets and $6.5 million of lease liabilities for operating leases on the consolidated balance sheet as of January 1, 2021. The Company does not have any finance leases. The adoption had no material impact on the Company’s consolidated statements of comprehensive loss for the period ended December 31, 2021 or the opening balances of retained earnings as of January 1, 2021.
The Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets, operating lease liability, and operating lease liability, non-current
in the Company’s consolidated balance sheets.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.
The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU
2016-02:
(i) elect for each lease not to separate
non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(q)	Advances from Customers
Certain customers pay in advance prior to the service usage. Payments received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met. See Note 2(
t
)—Revenue Recognition.

F-2
4

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

(r)	Deferred Financing Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process
equity financings as deferred financing costs until such transactions are consummated. After consummation of an equity financing, these costs are recorded in shareholders’ equity (deficit) as a reduction of additional paid-in
capital generated as a result of the financing. Should the
in-process
equity financing be abandoned, the deferred financing costs will be expensed immediately as a charge to operating expenses in the consolidated statements of comprehensive loss.

As of December 31, 2020 and 2021, deferred
financing
costs of nil and
US$2.3 million
were recorded in the consolidated balance sheet, respectively. See Note 7—Other
Non-current
Assets.

( s )	Value Added Taxes
The Group’s entities in the PRC are subject to value-added taxes (“VAT”) at a rate of 6% on their services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

( t )	Revenue Recognition
The Group
accounts for its revenue contracts in accordance with
 ASC Topic 606, Revenue from Contracts with Customers (ASC

)
. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.
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
The Group’s other revenues are comprised primarily of project revenues, which are arrangements with specific customers where the Company will customize a software development kit to be integrated with the customer’s system based on the customer’s specific requirements. The progress of the project is defined by the readiness of the system integration as specified in the contract. To date, the Group’s projects are considered a single performance obligation, as the individual components of the project are not sold on a standalone basis and does not provide benefit to the customer on its own. Revenue is recognized over time as the Group’s performance enhances an asset controlled by the customer. Revenue recognition is based on the measurement of progress toward complete satisfaction of the performance obligation, for which the Group utilizes the output method. Starting in 2021, a portion of the Group’s project revenues with substantial acceptance clauses are recognized at a point in time as none of the over-time criteria is met.
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivables represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group records a contract asset when the Group has incurred costs to fulfill their obligations under a contract once it is obtained but before transferring goods or services to the customer. The contract assets are comprised primarily of direct labor costs and direct materials used in providing the promised services to a customer. As of December 31, 2020 and 2021, contract assets recorded in the Group’s consolidated balance sheets was nil and
US$
1.0

million, respectively.

F-2
5

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. As of December 31, 2020 and 2021, contract liabilities recorded as advances from customers were US$1.3 million and US$9.1 million, respectively, in the Group’s consolidated balance sheets. Revenue recognized for the years ended December 31, 2019, 2020 and 2021 that was included in the contract liabilities balance at the beginning of the period was U
S$0.6 million
,
 US$0.9 million and

US$
0.7

million, respectively.
Practical Expedients and Exemptions
Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For all periods presented, there were no incremental contract obtaining costs that were capitalized as assets due to short term of the amortization period.

( u )	Cost of Revenues
Cost of revenue consists primarily of costs of bandwidth purchased from network service providers and costs of hosting services purchased from data center operators, and personnel costs for the customer care and support services employees. These costs are charged to the consolidated statements of comprehensive loss as incurred.

( v )	Research and Development Expenses
Research and development expenses consist primarily of employee wages and benefits for research and development personnel, cloud infrastructure fees for staging and development, third party software testing services, and an allocation of general overhead expenses. Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development.

( w )	Software Development Costs
The Group accounts for costs to develop or obtain internal use software in accordance with ASC
350-40,
Internal-Use
Software. For internal use software, the Group expenses costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing applications. Costs incurred in the application development stage are capitalized
.
Capitalized costs of platform and other software applications are included in property and equipment, net. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is evaluated for each specific project. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

F-2
6

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

( x )	Sales and Marketing Expenses
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and payroll expenses to the Group’s sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing. For the years ended December 31, 2019, 2020 and 2021, advertising and marketing costs totaled US$1.2 million, US$1.6 million and US$3.2 million respectively.

( y )	General and Administrative Expenses
General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, depreciation of property and equipment, current expected credit loss, and other corporate overhead costs.

( z )	Income Tax
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
The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not
recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2019, 2020 and 2021, there were no uncertain tax position liabilities or deferred tax recognized.

F-2
7

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

( aa )	Share-based Compensation
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
For certain share options that have a performance condition, the final number of share options may vest and settle depending on the employee’s performance against performance metrics over predefined performance periods. Over the performance period, the number of share options that may be issued and the related share-based compensation expense that is recognized is adjusted upward or downward based upon the probability of achieving the approved performance targets against the performance metrics.
Liability Classified Awards
For the Venture Partners Plan awards (See Note
1
5
-Share-based
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

F-2
8

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Similar to options above, the Group recognizes the effect of forfeitures in compensation costs when they occur. For the restricted shares that the Company is obligated to repurchase at grantee’s election, they are classified as liability awards and are applied the accounting policy of liability classified awards as mentioned above. For the restricted shares granted by the Founder to the Company’s employees, the compensation expense of these awards is pushed down to the Company and recorded by the Company based on grant-date fair value with total compensation expense recognized over the grantee’s own requisite service period. See Note
15
—Share-based Compensation.
Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modification awards’’). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. If the awards are expected to vest under the original vesting condition, the compensation cost would be recognized regardless of whether the employee satisfies the modified condition. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the canceled award at the cancellation date. Therefore, in relation to the modification awards, the Group recognizes share-based compensation over the vesting periods of the new awards, which comprises (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

( bb )	Related Parties
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

( cc )	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019, 2020 and 2021, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

( dd )	Losses Per Share
Basic losses per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Ordinary shares issuable for little or no cash consideration are also included as outstanding shares once all of their conditions have been met as they are considered contingently issuable shares. The net loss will be adjusted by deducting (1) dividends declared in the period on preferred shares (if any), (2) cumulative dividends on preferred shares (whether or not declared) and (3) deemed dividends as required by U.S. GAAP. Using the two-class
method, net income loss is allocated between ordinary shares and other participating securities (that is, the Preferred Shares) based on their participating rights.

9

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Diluted losses per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted
method, and ordinary shares issuable upon the conversion of share options, liability classified awards, restricted shares and RSUs, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the loss per share for both classes of shares are identical.

(ee)	Comprehensive Loss
Comprehensive loss is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income (loss), as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments as well as fair value changes of the Company’s debt security.

(ff)	Segment Reporting
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
The following table presents the Group’s revenues disaggregated by primary geographical markets:

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)
Primary geographical markets based on customers’ location
PRC	$50,584	$107,092	$117,944
United States	5,296	10,019	17,281
Others	8,548	16,453	32,757

Total revenues	$64,428	$133,564	$167,982

The majority of the Group’s long-lived assets are located and maintained within the PRC.

F-
30

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

( gg )	Recently Issued Accounting Pronouncements
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
The Company adopted ASC 842 using the modified retrospective transition approach, to be applied to leases existing as of, or entered into after, January 1, 2021. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition, which has been detailed in accounting policy (
p
) above.
In connection with the adoption of ASC 842, on January 1, 2021, the Company recorded an impact of
US
$6.5 million on its assets and liabilities for the recognition of operating lease right-of-use-assets
and operating lease liabilities, respectively, which are primarily related to the lease of the Company’s office spaces. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the current incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology which changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. The Company adopted this new accounting standard on January 1, 2021 using the modified retrospective method. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including held-to-maturity fixed deposits, accounts receivable, certain other receivables recorded in prepayments, employee loans and deposits are within the scope of ASC Topic 326. The cumulative-effect adjustment recorded to opening accumulated deficit as of January 1, 2021 related to additional allowance for current expected credit losses on doubtful accounts was immaterial. For additional information, see accounting policy (j) above.
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
is effective for fiscal years and interim periods within those beginning after January 1, 2021 for the Company. Early adoption of the amendments is permitted. The adoption of this standard did not have a material impact on the Company’s disclosures.

F-3
1

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

New and Amended Standards not yet Adopted by the Group
In August 2020, the FASB issued ASU
2020-06,
“Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic
815-40),”
which removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share
calculations that are impacted by the amendments. The standard is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In October 2021, the FASB issued ASU
2021-08,
“Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The standard is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	Business acquisitions
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
Acquisition of Netless
On November 27, 2020 (the “acquisition close date”), the Company acquired 100% equity interests of Netless, a real-time interactive whiteboard solution provider, from its shareholders for a cash and share consideration totaling to $4.0 million. The Company acquired Netless to enhance its ability to provide a more diverse product portfolio to developers around the world. After the acquisition close date, there were cash and share-based awards granted to Netless employees that joined the Company. Refer to Note
15
– Share-based compensation for additional details on the post-combination share arrangement.

F-3
2

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as well as the fair value of the consideration transferred:

As of acquisition close date
2020
(US$ thousand)

Fair value of consideration transferred
Cash (1)	$3,150
Ordinary shares	850
Number of ordinary shares issued	85
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash-equivalents	$556
Accounts receivable	203
Prepayments and other current assets	24
Property and equipment, net	15
Intangible assets, net	213
Salary and welfare payable	(31)
Taxes payable and other accrued liabilities	(16)
Deferred tax liabilities (2)	(53)

Total identifiable net assets acquired	911

Goodwill	3,089

Total purchase consideration	$4,000

(1)	The cash payment for Netless was made in first and second quarter of 2021.
(2)
As part of the business combination, the Company acquired developed technology at a gross amount of US$0.2 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$3.5 thousand and US$42.6 thousand recorded in general and administrative expense for the year ended December 31, 2020 and 2021. A deferred tax liability of US$53.2 thousand arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 5 years which is in line with the developed technology’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

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
Acquisition of Easemob
On February 28, 2021 (the “acquisition close date”), the Company acquired 100% equity interests of Easemob, a leading provider of instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million. The Company acquired Easemob to complement its product offerings and accelerate the realization of its vision in making real-time engagement ubiquitous.

F-3
3

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as well as the fair value of the consideration transferred:

As of acquisition close date
2021
(US$ thousand)

Fair value of consideration transferred
Cash (1)	$53,350
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash-equivalents	$1,331
Accounts receivable	451
Prepayments and other current assets	704
Contract asset	705
Fixed assets	2
Intangible assets, net	8,155
Operating lease right-of-use assets	413
Other non-current assets	26
Accounts payable	(134)
Advances from customers	(6,710)
Salary and welfare payable	(2,863)
Taxes payable and other accrued liabilities	(200)
Operating lease liabilities	(363)
Deferred tax liabilities (2)	(1,219)

Total identifiable net assets acquired	298

Goodwill	53,052

Total purchase consideration	$53,350

(1)	The cash consideration for Easemob has not been fully paid. As of December 31, 2021, the amount of US$4.6 million was recorded as a payable in accrued expenses and other current liabilities.
(2)
A deferred tax liability of US$
1.2
 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

As part of the business combination, the Company acquired customer relationships at a gross amount of US$4.2 million, with an estimated useful life of 3 years and developed technology at a gross amount of US$4.0 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$1.2 million recorded in sales and marketing expense and US$0.7 million research and development expense for the year ended December 31, 2021. The intangible assets were measured at fair value upon acquisition primarily using the relief from royalty method and multi-periods excess earning method. Key assumptions and estimates used in determining the fair value of these intangible assets are comprised of cash flow projections including revenue growth rates, discount rate, royalty rate and discount rates.

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of Easemob was attributed to expected synergies arising from the acquisition. The acquired goodwill is not deductible for tax purposes.
The Company has not presented pro forma combined results for this acquisition because the impact to the consolidated statements of operations and comprehensive loss would not have been material individually or in the aggregate.

F-3
4

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

4.	Accounts Receivable, Net

	As of December 31,
	2020	2021 (1)

	(US$ thousand)
Accounts receivable	$29,375	$38,955
Less: allowance for current e x pected credi t losses	(1,535)	(6,336)

Accounts receivable, net	$27,840	$32,619

Movement of allowance for credit losses was as follows:

	As of December 31,
	2019	2020	2021 (1)

	(US$ thousand)
At beginning of the period	$(367)	$(1,036)	$(1,535)
Additional provisions	(780)	(1,365)	(4,828)
Write-off	100	921	97
Foreign currency translation impact	11	(55)	(70)

At end of the period	$(1,036)	$(1,535)	$(6,336)

(1)	The allowance for current expected credit losses reflects the Company’s estimated probable incurred losses upon adoption of ASC 326. See Note 2(j) for the Company’s CECL policy.

5.	Prepayments and Other Current Assets
The prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021

	(US$ thousand)

Prepayments (1)	$1,772	$2,820
Interest receivables	1,446	2,674
VAT recoverable (2)	1,353	1,806
Employee loans and advances (3)	2,186	888
Proceeds receivable for employee share option exercises	612	329
Restricted cash	80	130
Others	10	154

	$7,459	$8,801

(1)	Prepayments are primarily related to prepayments for services, advertisements and other deposits.
(2)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.
(3)
Employee advances and loans are primarily advances to employees that are business related, taxes paid on behalf of employees related to their options, or personal loans granted to select qualified employees with interest or a guarantee. The loan balances are expected to be repaid by the employee within one year.

F-3
5

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

6.	Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2020	2021

	(US$ thousand)
Cost:
Network equipment	$19,901	$27,804
Electronic equipment	2,232	3,324
Leasehold improvements	1,950	2,755
Furniture, computers and office equipment	874	1,064

Total cost	24,957	34,947
Less: accumulated depreciation	(8,203)	(16,879)
Capitalized internal-use software development costs	—	844
Construction in progress	—	282

Property and equipment, ne t	$16,754	$19,194

Depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 were US$1.9 million, US$4.5 million and US$8.3 million, respectively.

7.	Other Non-current Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2020	2021

	(US$ thousand)
Deferred financing costs	$—	$2,289
Long-term deposits	1,024	1,136
Equipment in-transit	470	273
Others	110	221

	$1,604	$3,919

F-3
6

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

8.	Intangible Assets, net
Intangible asset is comprised of following:

		2021			2020
	Weighted average amortization period	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(in years)	(US$ thousand)
Developed technology (Note 3)	5	$4,169	$(705)	$3,464	$213	$(4)	$209
Customer relationships (Note 3)	3	4,172	(1,159)	3,013	—	—	—
Others	5	335	(115)	220	—	—	—

Total	4	$8,676	$(1,979)	$6,697	$213	$(4)	$209

Amortization expense was

US$2.0 million for the year ended December 31, 2021. As of December 31, 2021, the Company will record estimated amortization expenses of US$2.3 million, US$2.3 million, US$1.1 million
,
US$0.8 million and US$0.1 million for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

9.	Leases
The Company leases facilities under
non-cancellable
operating leases, which have lease terms varying from one to five years. Total lease costs for the year ended December 31, 2021 was

US
$
4.2 million, included in cost of revenues, research and development, sales and marketing and general and administrative expenses in the Company’s consolidated statements of comprehensive loss. Out of the total lease costs, there was

US$0.5
million
of expenses for short-term leases within 12 months.
Lease term and discount rates were as follows:

As of December 31, 2021
(US$ thousand)
Weighted-average remaining lease term
Operating leases	2.0 years
Weighted-average discount rate
Operating leases	5.1%

Maturities of lease liabilities were as follows:

As of December 31, 2021
(US$ thousand)
2022	$4,219
2023	3,019
2024	515

Total undiscounted lease payments	7,753
Less: imputed interest	(344)

Total prese nt value of lease liabilitie s	$7,409

F-3
7

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

As of December 31, 2020, future minimum payments under
non-cancellable
operating leases for office rental, office equipment and property management fee of office premises consist of the following:

Operating Leases *
(US$ thousand)
2021	$2,914
2022	2,317
2023	1,439
2024	106

$6,776

*	Amounts are based on ASC 840, Leases that were superseded upon the Company’s adoption of ASC 842, Leases on January 1, 2021.
Under ASC 840, rental
expense was US$1.4 million and US$2.3 million for the years ended December 31, 2019 and 2020, respectively
.

10.	Long-term investments
The Company did not hold long-term investments as of December 31, 2020. The following table sets forth a breakdown of the long-term investments held by the Company as of December 31, 2021:

As of December 31, 2021
(US$ thousand)
Equity investments without readily determinable fair value	$36,025
Equity method investments	12,704
Debt security	5,196

$53,925

Equity investments without readily determinable fair value
As of
December
 3
1
, 2021, the Company’s equity investments without readily determinable fair value primarily consist of small, non-controlling
investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Company would disclose the fair value of the alternative measure method investments. The initial cost value of equity securities without readily determinable fair values was US$
36.5
million as of December 31, 2021. There was no
re-measurement
gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the year ended December 31, 2021. There was
US$0.6
 million impairment on these investments for the year ended December 31, 2021.

F-3
8

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Equity method investments
Equity method investments consist of the Group’s investments as a limited partner in certain limited partnership funds to make strategic investments. The Group’s proportionate share of equity investee’s net earnings for the year ended December 31, 2021 was
US$
0.3
million, recorded as equity in income of affiliates
,
and the Company also recorded $0.5 million in distributions from the funds.

There was no impairment on these investments during the year ended December 31, 2021.
Debt security
The Company invested in convertible bonds issued by a third party in 2021 with the intention to hold the security for more than twelve months, which is accounted for at fair value. Unrealized gains and interest recorded on these convertible bonds in the consolidated statements of comprehensive loss was US$0.2 million for the year ended December 31, 2021.

11.	Taxes Payable
Taxes payable consisted of the following:

	As of December 31,
	2020	2021
	(US$ thousand)
Individual income tax withholding	$330	$2,118
VAT payable	1,182	299
Corporate income taxes payable	626	1
Other taxes payable	33	17

	$2,171	$2,435

9

12.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2021

	(US$ thousand)

Accrued salary and social welfare costs	$14,008	$26,994
Liability classified awards for share-based compensation (Note 15)	3,950	5,852
Payable for long-term investments	—	5,490
Payables for acquisition (Note 3)	2,000	4,603
Payables for compensation costs in relation to an acquisition	—	3,500
Payables for def er red financing cost s	—	2,234
Accrued professional service fees	988	992
Accrued staff reimbursements	508	678
Accrued office expense	428	668
Accrued recruitment service fees	299	392
Accrued advertising and marketing fees	567	342
Share option deposit held on behalf of employees	262	134
Accrued rental fees	237	—
Others	679	1,155

	$23,926	$53,034

13.	Convertible Redeemable Preferred Shares
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
On May 18, 2017, 1,573,040 Series A Preferred Shares were repurchased and retired by Agora IO, Inc. for a total cash consideration of US$1,599,487. On the same date, Agora IO, Inc. repurchased 2,777,778 Series A Preferred Shares for a total cash consideration of US$278 from the Founder and reissued the shares to a third party entity at the same nominal cash consideration. As the third party entity assisted the Group in finding a new investor to participate in the Series B+ Preferred Shares financing, the 2,777,778 Series A Preferred Shares were considered a commission to the third party entity, and were considered a Series B+ issuance cost that was net off the proceeds received during that round of financing.

F-
40

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

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

F-4
1

Voting Rights
Each holder of Series A, Series B, Series B+, Series C and Series C+ Preferred Shares is entitled to cast the number of votes equal to the number of Ordinary Shares such Preferred Shares would be entitled to convert into at the then effective conversion price. There was a modification to the voting rights of the shares controlled by the Founder when the Series B and Series B+ Preferred Shares were issued as follows:

•	the voting rights of shares controlled by the Founder was modified to carry 2 votes in connection with the Series B Preferred Shares financing; and

•	the voting rights of shares controlled by the Founder was modified to carry 3 votes in connection with the Series B+ Preferred Shares financing
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

F-4
2

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

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

F-4
3

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Lastly, if there are any assets or funds remaining after the aggregate of the Series C+ Preference Amount, Series C Preference Amount, Series B+ Preference Amount, Series B Preference Amount and Series A Preference Amount has been distributed or paid in full to the applicable holders of Series C+ Preferred Shares, Series C Preferred Shares, Series B+ Preferred Shares, Series B Preferred Shares and Series A Preferred Shares, respectively, the remaining assets and funds of the Company available for distribution to the members shall be distributed pro rata among all members based on the number of Ordinary Shares held by such member (including Preferred Shares on as-converted
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
The Series A Preferred Shares can be redeemed (1) at any time and from time to time commencing on the Maturity Date, if there has not occurred any Qualified IPO, or (2) on such earlier date as another series of Preferred Shares is redeemable. Upon the occurrence of an event described in (1) or (2) above, each holder of the then outstanding Series A Preferred Shares is entitled to, by written request to the Company, request the Company to redeem all or part of the Series A Preferred Shares then outstanding held by such holder. The redemption request shall be given by hand or by mail to the registered office of the Company at least 60 days prior to the date set forth therein on which the Series A Preferred Shares are to be redeemed.
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

F-4
4

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The redemption price for each Series C Preferred Share that is redeemed (the “Series C Redemption Price”) shall be (1) in the event of a redemption requested at any time and from time to time commencing on the Maturity Date or on such earlier date as another series of shares is redeemable, an amount equal to 150% of the Series C issue price plus all accrued or declared but unpaid dividends on such Series C Preferred Share, and (2) in the event of a redemption requested upon the occurrence of a material breach, the greater of (a) an amount equal to 160% of the Series C issue price plus all accrued or declared but unpaid dividend on such Series C Preferred Share, and (b) the fair market value of the Series C Preferred Share determined by an independent third party appraising firm jointly selected by the board of directors and the Series C requesting holder.
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
The redemption price for each Series A Preferred Share redeemed (the “Series A Redemption Price”) shall be the greater of:

(a)
an amount equal to the Series A issue price, plus all accrued or declared but unpaid dividends on such Series A Preferred Share (for a partial year, the dividends shall be calculated proportionally), plus an amount that would accrue on the Series A issue price at a rate of 15% per annum, compounding annually, during the period commencing from December 16, 2013 and ending on the date of the Series A redemption notice, and

(b)
the fair market value of the Series A Preferred Share determined by an independent third party appraising firm selected jointly by the board of directors and the requesting holder, provided however, that any redemption of all or any part of Series A Preferred Shares held by a holder of Series A Preferred Shares at a price determined by an independent third party appraising firm shall not cause any material adverse effect to the Group companies taken as a whole.

F-4
5

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Accounting for Preferred Shares
The Company classifies the Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date or are contingently redeemable upon the occurrence of certain Deemed Liquidation Events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the years ended December 31, 2019, 2020 and 2021, the issuance costs incurred were nil. The aggregate
amount of cumulative undeclared dividends in arrears on convertible redeemable preferred shares was US$31.2 million, nil and nil as of December 31, 2019, 2020 and 2021, respectively. The cumulative undeclared dividends are not recorded in the consolidated balance sheet as the Company does not have the obligation to pay the cumulative dividend before it is declared by the board of directors.
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
or in the absence of additional
paid-in-capital,
by charges to accumulated deficit. The accretion of the Preferred Shares was US$50.7 million, US$193.5 million and nil for the years ended December 31, 2019, 2020 and 2021.
All classes of Preferred Shares of the Company were converted to ordinary shares upon completion of the IPO and CPP (See Note 14 – Ordinary Shares) in June 2020.

F-4
6

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The Company’s Preferred Shares activities for the years ended December 31, 2020 and 2021 are summarized in the following table:

	Series A Preferred Shares		Series B Preferred Shares		Series B+ Preferred Shares		Series C Preferred Shares		Series C+ Preferred Shares		Total
	Number of shares	Amount (US$ thousand)	Number of shares	Amount (US$ thousand)	Number of shares	Amount (US$ thousand)	Number of shares	Amount (US$ thousand)	Number of shares	Amount (US$ thousand)	Amount (US$ thousand)
Balances as of January 1, 2020	55,626,960	$90,050	50,783,698	$30,046	26,651,410	$46,274	34,793,413	$73,600	—	$—	$239,970

Issuance of convertible redeemable preferred shares, net of issuance costs	—	—	—	—	—	—	—	—	15,062,510	50,000	50,000
Accretion on convertible redeemable preferred shares to redemption value	—	188,085	—	45	—	197	—	3,006	—	2,133	193,466
Conversion of convertible redeemable preferred shares upon completion of the IPO	(55,626,960)	(278,135)	(50,783,698)	(30,091)	(26,651,410)	(46,471)	(34,793,413)	(76,606)	(15,062,510)	(52,133)	(483,436)

Balances as of December 31, 2020 and 2021	—	$—	—	$—	—	$—	—	$—	—	$—	$—

14.	Ordinary Shares
As of December 31, 2020 and 2021 the Company had in aggregate of 415,014,994 and 449,635,423
 o
rdinary shares issued and outstanding, respectively.
Initial public offering and concurrent private placement
In June 2020, the Company completed its initial public offering (“IPO”) on the Nasdaq Global Select Market of 20,125,000 American Depositary Shares (“ADS”) (including 2,625,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four Class A ordinary shares represents one ADS), and completed the concurrent private placement (“CPP”) of 22,000,000 ordinary shares, for a total ordinary shares offering of 102,500,000 shares at a price of US$20.00 per ADS. The net proceeds raised from the IPO amounted to approximately US$483.6 million after deducting underwriting discounts and commissions and other offering expenses.
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
Private Placement
In February 2021, the Company completed an additional private placement of 20,000,000 Class A ordinary shares. The net proceeds raised from the private placement amounted to approximately US$250.0 million after immaterial offering expenses.

F-4
7

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

15.	Share-based Compensation
Compensation expenses recognized for share-based awards of the Company were as follows:

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)

Cost of revenues	$80	$357	$879
Research and development expenses	1,473	5,312	19,737
Sales and marketing expenses	1,654	2,061	4,843
General and administrative expenses	1,046	4,244	6,022

	$4,253	$11,974	$31,481

Compensation expenses recognized for different awards were summarized as below:

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)

Equity award – share options (1) (4)	$2,179	$7,192	$16,672
Equity award – restricted shares (2)(3)	981	1,193	3,385
Equity award – restricted share units	—	136	5,588
Liability award – share options	960	—	—
Liability award – restricted shares	133	—	—
Liability award – Venture Partners Plan	—	3,453	5,836

	$4,253	$11,974	$31,481

(1)	Including share options granted to employees as part of post-combination compensation of nil, nil and US$5.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.
(2)	Including restricted shares granted by the Founder for equity classified award of US$0.8 million, US$0.9 million and US$0.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.
(3)	Including restricted shares granted to employees as part of post-combination compensation of nil, US$0.3 million and US$2.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.
(4)
Including an incremental $0.7 million of share-based compensation associated with the modification of the awards of an employee during 2021, where a portion of the employee’s options vesting was accelerated.

The income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses is immaterial and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the years ended December 31, 2019, 2020 and 2021, respectively.
Equity Incentive Plans
On August 8, 2014, the board of directors of the Company adopted the Company’s 2014 Equity Incentive Plan (“2014 Plan”) and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations.

F-4
8

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Before the Corporate Reorganization plan was formed and implemented, the Group intended to use Agora IO, Inc. as the issuer in connection with the Group’s initial public offering. As such, in January 2019, the board of directors of Agora IO, Inc. approved and adopted the 2018 Equity Incentive Plan (“2018 Plan”) to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. The terms of the 2018 Plan adopted by Agora IO, Inc. are substantively the same as the terms of the 2014 Plan adopted by the Company and the 2014 Plan was not terminated. However, in December 2019, management decided to instead use the Company as the issuer in connection with the Group’s initial public offering and in January 2020, as part of the Corporate Reorganization, the Company assumed from Agora IO, Inc., each option granted under the 2018 Plan. As a result, the options to purchase shares of Agora IO, Inc. granted under the 2018 Plan became options to purchase shares of the Company, and the Company otherwise assumed the same obligations and duties in respect of such options while maintaining their respective terms and vesting schedules. This replacement of awards did not have any accounting consequence. The Company’s board of directors also resolved to amend the 2014 Plan to provide that the maximum number of shares of the Company which may be subject to awards granted under the 2014 Plan would be 34,613,165 ordinary shares minus the aggregate of (x) any shares issued pursuant to awards granted under the 2018 Plan prior to shareholder approval of the amendment and (y) any shares subject to share options or similar awards granted under the 2018 Plan outstanding as of the date of shareholder approval of the amendment.
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
Options have
a contractual term of ten years from the grant date, and will generally vest over a period of two to ten years of continuous service.
As at the end of December 31, 2019, 2020 and 2021, the Company’s total outstanding granted options to the employees, directors and consultants are to purchase 38,011,964, 39,614,883 and 32,708,847 of ordinary shares, respectively. Among all the options granted, a portion of the awards to three key employees (a defined percentage of their respective grants) were with repurchase obligation by the Company that these holders can request the Company to purchase back their share options upon unsuccessful IPO or acquisition by another company by December 31, 2018 at the fair market value on the request date. This repurchase clause is provided only within the option grant agreements to these three employees with specified amounts to incentivize them with special contributions to the business. Therefore, the portion of the awards subject to the repurchase obligation are liability-classified awards.
In April 2019, the Company repurchased a portion of share options subject to repurchase obligation from the three key employees with a total consideration of US$1.6 million. The repurchase right was also waived and terminated by the grantees for the remaining portion, if any, of the awards originally subject to repurchase. Accordingly, the classification of the liability-classified awards for the unexercised portion changed back to be equity- classified, and the related share-based award liability was reclassified to additional paid-in
capital on the modification date. There was no other accounting impact as a result of the repurchase and termination of repurchase right on remaining portion. The Company recognized an additional compensation expense of US$0.8 million for the excess amount of repurchase price over fair value of liability-classified awards on the repurchase date for the year ended December 31, 2019.

9

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The following table summarizes activities of the Company’s share options for the years ended December 31, 2019, 2020 and 2021:
Equity Classified Share Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		(US$)	In Years	(US$)	(US$)
Outstanding at January 1, 2019	33,660,957	0.11	7.91	19,994,575	0.23

Granted	5,087,648	0.24			0.86
Forfeited	(787,425)	0.13
Reclassified from liability award	50,784	0.10

Outstanding at December 31, 2019	38,011,964	0.12	7.22	51,303,638	0.31

Granted	9,941,500	0.19			3.16
Exercised	(7,632,431)	0.12		43,000,715
Forfeited	(706,150)	0.16

Outstanding at December 31, 2020	39,614,883	0.17	8.23	466,460,320	1.08
Granted (1)	8,799,568	0.09			7.07
Exercised	(14,235,844)	0.12		128,514,032
Forfeited	(1,469,760)	0.13

Outstanding at December 31, 2021	32,708,847	0.14	7.04	127,168,263	2.78
Vested and expected to vest at December 31, 2021	17,948,942	0.13	5.21	69,501,801	0.71

Exercisable at December 31, 2021	17,948,942	0.13	5.21	69,501,801	0.71

(1)
During 2021, the Company granted shares to employees that joined the Company following the acquisition of Easemob (Note 3). Share agreements were signed with the employees contingent on their continuing employment with the Group as well as their ability to meet certain established performance targets. Of the share options granted to the employees, 40% of the options will vest over a period of four years of continuous service starting from the stated vesting commencement date. 60% of the options are also subject to performance metrics based on an initial target, and performance is measured over predefined performance periods which ranges from one to five years; depending on the probability of achieving the performance targets, the number of shares options that vests could range from 0 to 60% of the target amount.

F-
50

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Liability Classified Share Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		(US$)	In Years	(US$)	(US$)
Outstanding at January 1, 2019	1,150,784	0.10	5.97	$689,258	0.07
Granted	—	—
Repurchased	(1,100,000)	0.10	5.67	818,845	0.07
Forfeited	—	—
Reclassified to equity classified award	(50,784)	0.10	6.81	37,804	0.10

Outstanding at December 31, 2019, 2020 and 2021	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$51.3 million, US$466.5 million and US$127.2 million at December 31, 2019, 2020 and 2021, respectively.
The total fair value of share options vested during the years ended December 31, 2019, 2020 and 2021 was US$2.3 million, US$4.9 million and US$12.0 million, respectively. The share-based compensation expenses in relation to the share option recognized for the years ended December 31, 2019, 2020 and 2021 were US$3.1 million, US$7.2 million and US$16.7 million, respectively.
As of December 31, 2020 and 2021, there were US$31.0
million and US$
71.4

million of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of
1.5
 and
2.4
years, respectively.
The fair value of options granted under the Company’s Plans for the years ended December 31, 2019, 2020 and 2021 used the binomial option pricing model, with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2019	2020	2021
Exercise price	US$0.10 - US$0.50	US$0.10 - US$1.74	US$0.10
Fair value of the ordinary shares on the date of option grant	US$0.3493 - US$1.4751	US$0.8415 - US$8.9816	US$6.4850 - US$11.5675
Risk-free interest rate (1)	2.54% - 2.83%	0.28% - 1.46%	1.28% - 1.91%
Expected term (in years)	10	10	10
Expected dividend yield (2)	0%	0%	0%
Expected volatility (3)	49.18% - 50.01%	42.39% - 59.65%	54.16% - 56.70%
Expected forfeiture rate (post-vesting)	3%	3%	3%

(1)
The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the U.S. treasury bonds with a maturity life equal to the expected life to expiration.

(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
F-5
1

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

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
In April 2019, the Company repurchased 100,000 restricted shares subject to repurchase obligation but already vested by then from the management personnel for a total consideration of US$0.1 million. The repurchase right was also waived and terminated by the grantee for the remaining 400,000 shares originally subject to repurchase. Accordingly, the classification of the liability-classified awards for the un-repurchased
portion changed back to be equity-classified, and the share-based award liability related to unvested restricted shares were reclassified to additional paid-in
capital on the modification date. There was no other accounting impact as a result of the repurchase and termination of repurchase right on remaining portion. The Company recognized an additional compensation expense of US$0.1 million for the excess amount of repurchase price over fair value of liability-classified awards on the repurchase date for the year ended December 31, 2019.

F-5
2

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The following table summarizes the restricted shares activities:
Equity Classified Restricted Shares

	Numbers of Shares	Weighted-average Grant Date Fair Value
		(US$)
Outstanding at January 1, 2019	9,450,348	0.02
Granted	—	—
Reclassified from liability classified restricted shares	26,042	0.02
Vested	(6,670,834)	0.02

Outstanding at December 31, 2019	2,805,556	0.02

Granted (1)	512,782	10.16
Vested	(2,805,556)	0.02

Outstanding at December 31, 2020	512,782	10.16

Granted	—	—
Vested	—	—

Outstanding at December 31, 2021	512,782	10.16

(1)
During 2020, the Company granted shares to employees that joined the Company following the business combination (Note 3) as well as a related party who was a previous shareholder in Netless (Note 2
0
). Share agreements were signed with the employees contingent on their continuing employment with the Group as well as their ability to meet certain established performance targets. Of the restricted shares to the management employees, 70% of the awards will be released over a period of three years of continuous service, in equal installments starting from the stated vesting commencement date. The remaining 30% portion of the restricted shares are also subject to performance metrics based on an initial target number, and performance is measured over predefined performance periods which is one to three years; depending on the probability of achieving the performance targets, the number of restricted shares could range from 0 to 30% of the target amount.

Noted that the aforementioned award vesting terms were modified during 2021 to align the release of the shares with the annual company-wide performance review; the modification did not have a material impact to the related share-based compensation expenses.

Liability Classified Restricted Shares

	Numbers of Shares	Weighted-average Grant Date Fair Value
		(US$)
Outstanding at January 1, 2019	88,542	0.02
Granted	—	—
Vested	(62,500)	0.02
Reclassified to equity classified restricted shares	(26,042)	0.02

Outstanding at December 31, 2019, 2020 and 2021	—

F-5
3

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

The share-based compensation expenses in relation to the restricted shares granted by the Company recognized for the years ended December 31, 2019, 2020 and 2021 were US$0.3 million, US$0.3 million and US$2.7 million, respectively.
As of December 31, 2020 and 2021, there were US$4.9 million and US$2.2 million of unrecognized share-based compensation expenses related to restricted shares, which is expected to be recognized over a weighted-average period of 2.0 and 1.5 years, respectively.
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
The share-based compensation expenses in relation to the restricted shares granted by the Founder recognized for the years ended December 31, 2019, 2020 and 2021 were US$0.8 million, US$0.9 million and US$0.7 million, respectively.
Restricted Share Units
Granted by the Company
A restricted share unit (“RSU”) generally vest over a period of two to six years of continuous service. The following table summarizes the RSU activities:

	Numbers of Shares	Weighted-average Grant Date Fair Value
		(US$)
Outstanding at January 1, 2019 and 2020	—	$—
Granted	263,621	10.30
Vested	—	—
Outstanding at December 31, 2020	263,621	10.30

Granted	4,106,498	7.10
Vested	(384,585)	8.84
Forfeited	(33,004)	10.09

Outstanding at December 31, 2021	3,952,530	7.12

The share-based compensation expenses in relation to the restricted share units granted by the Company recognized for the year ended December 31,

2019,
2020 and 2021 was
nil
,

US$0.1 million and US$5.6 million.

F-5
4

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

As of December 31, 2020 and 2021, there were US$2.6 million and US$25.8 million unrecognized share-based compensation expenses related to restricted share units,
 which is expected to be recognized over a weighted-average period of 1.8 and 4.4 years.
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
For the year ended in December 31, 2020, share-based compensation expenses in relation to the program for the 2020 performance year was US$3.5 million, which represents the estimated liability that is expected to be settled. As of December 31, 2021, the liability awards for the 2020 performance year have been fully settled in the form of share options with a zero dollar exercise price that vested immediately upon the settlement date. For the year ended December 31, 2021, US$5.8 million share-based compensation expenses was
recorded in relation to the program for the 2021 performance year, and there is
 nil estimated unrecognized share-based compensation expenses related to the 2021 program.

16.	Employee Benefits
The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to US$4.6 million, US$4.7 million and US$15.5 million for the years ended December 31, 2019, 2020 and 2021, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

F-5
5

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

17.	Income Taxes
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
Dayin obtained a software company certificate in 2018. Pursuant to such certificate, Dayin qualifies for a tax holiday during which it is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and a 50% reduction of EIT for the following three years. Dayin qualifies for a
50
% EIT reduction in 2019, 2020 and 2021. Zhaoyan obtained its high-tech enterprise certificate in 2021 and is entitled to preferential tax rate of
15
% for the years of 2021, 2022 and 2023. Beijing Easemob obtained its high tech enterprise certificate in 2019 and is entitled to preferential tax rate of
15
% for the years of 2021 and 2022.

Deferred income taxes are not provided on undistributed earnings of the Company’s PRC subsidiaries that are intended to be permanently reinvested in China. The Company expects to indefinitely reinvest undistributed earnings generated in the onshore PRC entities.
F-5
6

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

United States
The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2019, 2020 and 2021.
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
Singapore
The Company’s subsidiary in Singapore is subject to the corporate income tax rate of 17%.
As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.
Pre-tax
Income (Loss)
The following table presents the composition of
pre-tax
income (loss) for the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)
Pre-tax income (loss) from PRC entities	$6,790	$8,036	$(62,008)
Pre-tax loss from non-PRC entities	(12,166)	(10,588)	(9,836)

Total pre-tax loss	$(5,376)	$(2,552)	$(71,844)

F-5
7

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Reconciliation of the differences between Statutory Tax Rate and the Effective Tax Rate
 (“EIT” rate)
The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	Year Ended December 31,
	2019	2020	2021
Statutory income tax rate	25.00%	25.00%	25.00%
Permanent differences (1)	9.07%	124.93%	1.09%
Tax rate difference from statutory rate in other jurisdictions (2)	12.70%	30.23%	0.82%
Change in valuation allowance (3)	(64.00)%	(191.36)%	(21.89)%
Effect of tax holiday (4)	2.34%	(10.78)%	(6.00)%
Others	(0.01)%	(0.03)%	(0.19)%
Effective tax rate	(14.90)%	(22.01)%	(1.17)%

(1)
The permanent differences are primarily related to additional tax deductions for qualified research and development expenses and interest income generated from Agora IO Hongkong Limited, offset by non-deductible
share-based compensation expenses.

(2)	The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands , the United States or S i ngap ore.
(3)	The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.
(4)
Dayin obtained its software enterprise certificate in 2018 and is entitled to a tax exemption from EIT for the year of 2018 and a 50% EIT rate reduction for the year of 2019, 2020 and 2021. Zhaoyan obtained its high-tech enterprise certificate in 2021 and is entitled to preferential tax rate of
 15
% for the years of 2021, 2022 and 2023. Beijing Easemob acquired in 2021 is entitled to preferential tax rate of
 15
% for the year of 202
1
.

For the years ended December 31, 2019, 2020 and 2021, substantially all the amounts of current and deferred income tax expense are attributable to the PRC entities.

	Year Ended December 31,
	2019	2020	2021

	(US $ thousand)
Current income tax expense	$1,137	$184	$601
Deferred income tax expense (tax benefit)	(336)	378	239

Income tax expense	$801	$562	$840

The aggregate amount and per share effect of reduction of EIT for Zhaoyan, Dayin and Easemob’s PRC entity as a result of tax holidays are as follows:

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)
The aggregate amount of effect	$126	$(275)	$(4,310)
The tax holiday effect disclosed above did not have a material impact to the Company’s net loss per share for the years ended December 31, 2019, 2020 and 2021.
F-5
8

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Deferred Tax Assets and Liabilities
The principal components of the deferred tax assets were as follows:

	As of December 31,
	2020	2021 (1)

	(US$ thousand)

Deferred tax assets:
Tax loss carry-forwards	$12,286	$26,264
Allowance for doubtful accounts and current expected credit losses (1)	457	1,173
Payroll liabilities	298	670
Other deductible temporary difference	158	306

Deferred tax assets	13,199	28,413
Less valuation allowance	(12,688)	(28,413)
Deferred tax assets, net	$511	$—

Deferred tax liabilities:
Recognition of intangible assets arising from business combination	(52)	(988)

Deferred tax liabilities, net	$(52)	$(988)

(1)	The allowance for current expected credit losses reflects the Company’s estimated probable incurred losses upon adoption of ASC 326. See Note 2(j) for the Company’s CECL policy.
As of December 31 2020 and 2021, the Group had tax loss carryforwards of approximately
US$45.5 million and
 US$116.2 million,
which can be carried forward to offset taxable income. As of December 31, 2020 and 2021, Agora Lab, Inc., a California corporation, had U.S. federal tax loss carry-forwards of approximately US$35.5 million
and
US$37.9

million, respectively, and had U.S. state tax loss carry-forwards of approximately
US$35.4 mil
l
ion and 37.8 million, respectively. Under the U.S. tax law, federal tax loss carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction for any such loss carried forward to tax years beginning on or after January 1, 2021 is reduced to 80% of Agora Lab, Inc.’s taxable income, while loss carry-forwards arising in 2017 or prior years can be carried back two tax years and carried forward up to 20 years (and are not subject to the 80% limitation). California state tax loss carry-forwards may be carried forward for up to 20 years and are subject to limitation on use through the end of 2022 (during which the period of carryforward may be extended). Agora Lab, Inc.’s federal tax loss carry-forwards arisen in 2017 or prior will begin to expire in varying amounts between 2035 and 2038 and the state tax loss carry-forwards will begin to expire in varying amounts between 2035 and 2041.
Movement of Valuation Allowance

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)
Balance at beginning of the year	$(4,286)	$(7,727)	$(12,688)
Addition in current year	(3,441)	(4,961)	(15,725)

Balance at the end of the year	$(7,727)	$(12,688)	$(28,413)

9

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

18.	Basic and Diluted Net Loss per Share
Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of earnings per share for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year Ended December 31,
	2019	2020	2021

	(US$ thousand)
Numerator:
Net loss	$(6,177)	$(3,115)	$(72,355)
Cumulative undeclared dividends on convertible redeemable preferred shares	(9,962)	(6,715)	—
Accretion on convertible redeemable preferred shares to redemption value (Note 1 3 )	(50,715)	(193,466)	—

Net loss attributable to Agora, Inc.’s ordinary shareholders - basic and diluted	(66,854)	(203,296)	(72,355)

Denominator:
Denominator for basic and diluted loss per share weighted-average ordinary shares outstanding	115,716,392	268,849,967	440,864,190

Basic and diluted loss per share	$(0.58)	$(0.76)	$(0.16)

(1)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, a weighted average of 159,498 shares related to these options, for which the exercise price is zero dollars per share, are included in the denominator for the computation of basic loss per share for the year ended December 31, 2021.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2019	2020	2021
Preferred shares - weighted average	167,855,481	86,731,855	—
Share options - weighted average	26,923,735	39,846,432	39,790,418
Restricted share - weighted average	5,154,272	479,275	204,129
Restricted share units - weighted average	—	32,870	471,680
VPP shares – weighted average	—	39,311	72,257

19.	Commitments and Contingencies
Operating Lease Commitments
The Group entered into various
non-cancelable
operating lease agreements for its facilities with remaining lease terms of up to 3.25 years. See Note 9 to these consolidated financial statements for additional detail on the Group’s operating lease commitments.

F-
60

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

Contractual Purchase Obligations
The Group has entered into
non-cancellable
agreements related to the purchase of network equipment from third party vendors. As of December 31, 2021, contractual purchase obligations with respect to these servers consist of the following:

Contractual Purchase Obligations
(US$ thousand)
2022	$751

20.	Related Party Transactions
For the years ended December 31, 2019, 2020 and 2021, the significant related party transactions and balances were as follows:

	Year Ended December 31,
	2019	2020	2021

	(US$)
Rental fee charged by a related party	168	202	216
Consideration to a related party for Netless acquisition	—	1,300	—

The rental fee charged by a related party represented the costs charged from a company under common control of a principal shareholder for a renewable operating lease for an office facility used by the Group. The Company has recorded US$0.4 million of ROU assets and lease liabilities as of December 31, 2021 associated with this lease (see Note 10 for additional information on leases).
Prior to the Netless acquisition (Note 3), a company under common control of a principal shareholder held a 10% preferred share investment in the acquiree company. As part of the acquisition, the related party’s preferred share investment was liquidated, and the related party was entitled to a US$1.3 million worth of payment in a combination of US$1.2 million and 14,935 ordinary shares, as well as additional payout which is contingent on certain conditions. The total payout that the related party is entitled to, including subsequent payments, is equivalent to 100% of the issuance price plus the related party’s ratable portion of the remaining purchase price as a 10% shareholder. The cash consideration was recorded as a payable as of December 31, 2020 and was subsequently settled in 2021.

21.	Subsequent Events
On February 2
1
, 2022, the Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and Agora’s insider trading policy. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund repurchases made under this program from its existing cash balance.

1

AGORA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in US$ thousand except share data, unless otherwise stated)

22.	Restricted Net Assets
Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIE subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances.
There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.
As of December 31, 2021, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to approximately US$23.3 million respectively.
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
Rule4-08
(e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended December 31, 2021.

F-6
2