Form 20-F/A
period 2021-12-31
Agora, Inc.
filed 2022-05-25
CIK 1802883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO.1)

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
[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐
Auditor Name: PricewaterhouseCoopers Zhong Tian LLP         Auditor Location: PricewaterhouseCoopers Zhong Tian LLP         PCAOB ID: 1424

i

Explanatory Note
Agora, Inc. (the “Company”) is filing this Amendment No. 1 to Form 20-F (this “Amendment No. 1”) to amend its annual report on Form
20-F
for the fiscal year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 28, 2022 (the “Original Filing”).
This Amendment No. 1 is being filed solely for the purpose of updating the information in Item 16G of Part II of the Original Filing regarding the Company’s reliance on home country practices. Accordingly, Item 16G of Part II of the Original Filing is hereby restated and replaced in its entirety in accordance with Rule
12b-15
promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, pursuant to
Rule 12b-15 under
the Exchange Act, the Company is including Item 19 of Part III with this Amendment No. 1 solely to file the certifications required under the Sarbanes-Oxley Act of 2002.
Except as described above or as otherwise expressly indicated herein, no other change has been made to the Original Filing. This Amendment No. 1 continues to speak as of the date of the Original Filing and other than as set forth above, it does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof.

ii

PART II
ITEM 16G. CORPORATE GOVERNANCE
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards. While we voluntarily follow most Nasdaq corporate governance standards, we do not intend to follow the Nasdaq rule below:

•
Rule 5620(a) requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we did not hold an annual meeting of shareholders in 2021. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require shareholders’ approvals.

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

1

PART III

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document) Inline XBRL document)

*	Filed with this amendment no.1 to annual report on Form 20-F
**	Furnished with this amendment no.1 to annual report on Form 20-F

2

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Agora, Inc.

By:	/s/ Bin (Tony) Zhao
Name:	Bin (Tony) Zhao
Title:	Chief Executive Officer and Chairman
Date: May 25, 2022

3