Form 20-F
period 2022-12-31
Agora, Inc.
filed 2023-04-26
CIK 1802883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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
Yangpu District, Shanghai
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each American depositary shares representing four Class A ordinary share, par value US$0.0001 each) Class A ordinary shares, with a par value of US$0.0001 each*	API	The Nasdaq Global Select Market The Nasdaq Global Select Market

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

Title of Class	Number of Shares Outstanding
Class A ordinary shares, par value US$0.0001 each	353,762,324 were outstanding as of December 31, 2022
Class B ordinary shares, par value US$0.0001 each	76,179,938 were outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

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
•
“We,” “us,” “our company” and “our” refer to Agora, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include Zhaoyan and, to the extent applicable, Zhonghuan Chuanyin;
•
“China” or “PRC” refer to the People’s Republic of China, only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;
•
“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0001 per share;
•
“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0001 per share;
•
“CAC” are to the Cyberspace Administration of China;
•
“CSRC” are to the China Securities Regulatory Commission;
•
“Easemob” and “Beijing Easemob” refers to Beijing Yizhang Yunfeng Technology Co., Ltd., a limited liability company established in the PRC on April 27, 2013, and previously a wholly-owned subsidiary of our company;
•
“RMB” and “Renminbi” refer to the legal currency of China;
•
“SAFE” are to the State Administration of Foreign Exchange of China;
•
“Shanghai Dayin” refers to Shanghai Dayin Network Technology Co., Ltd., a limited liability company established in the PRC on April 30, 2015, and a wholly-owned subsidiary of our company;
•
“US$,” “U.S. dollars,” or “dollars” refer to the legal currency of the United States;
•
“VIEs” refer to, collectively, Zhaoyan and, to the extent before its sale in February 2023, Zhonghuan Chuanyin, each, a “VIE”. For the avoidance of doubt, Zhaoyan is our sole VIE as of the date of this annual report;
•
“WFOEs” refer to, collectively, Shanghai Dayin and, to the extent before its sale in February 2023, Easemob, each, a “WFOE”. For the avoidance of doubt, Shanghai Dayin is our sole WFOE as of the date of this annual report;
•
“Zhaoyan” refers to Shanghai Zhaoyan Network Technology Co., Ltd., a limited liability company established in the PRC on March 28, 2014, and one of the VIEs; and
•
“Zhonghuan Chuanyin” refers to Beijing Zhonghuan Chuanyin Technology Co., Ltd., a limited liability company established in the PRC on April 22, 2020, and previously one of the VIEs.

Our reporting and functional currency is the U.S. dollar. Other than the functional currency of our subsidiaries and VIEs in China is the Renminbi, the functional currencies of our non-PRC subsidiaries are the U.S. dollar. This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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
•
our ability to drive popularity and usage of existing use cases and enable new ones, particularly centered on real-time video engagement
•
the impact of COVID-19 on global markets and our business, operations and customers;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Agora, Inc. is a Cayman Islands holding company and does not conduct operations by itself. It conducts a substantial part of its operations through its PRC consolidated variable interest entities, or the VIEs. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Accordingly, the VIEs hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers in China. As we may be required to obtain and maintain permits and licenses to operate our business in China in such services and businesses, we have, through our WFOEs, entered into a series of contractual arrangements, as amended and restated, with the VIEs as well as their shareholders. The terms contained in these contractual arrangements, enable the Company to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, Agora, Inc. is considered the primary beneficiary of the VIEs for accounting purposes and is able to consolidate the financial results of the VIEs in the consolidated financial statements in accordance with U.S. GAAP. The VIEs are owned by certain nominee shareholders, not Agora, Inc. All of these nominee shareholders are also beneficial owners of Agora, Inc. It is important to note that investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by Agora, Inc.’s subsidiaries and the VIEs. More specifically, investors in the ADSs or our ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in China. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Agora, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs.

Corporate Structure and Contractual Arrangements

Our corporate structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 86.7%, 68.2%, and 53.3%, respectively, of our total revenues. As of December 31, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 6.6% and 6.2% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. This would result in the VIEs being deconsolidated. When we rely on contractual arrangements with the VIEs to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, it may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual rights over the assets and operations of the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for a detailed discussion.

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and Zhaoyan(1):

Agora, Inc.
(Cayman)
100%
Agora.IO Ltd
(U.K.)
100%
Agora Lab, Inc.
(U.S.)
100%
Agora.IO Singapore PTE. Ltd. (Singapore)
25%
75%
Agora Labs India Private Limited (India)
100%
ShengWang HongKong Limited (HK)
100%
Shanghai Dayin Network Technology Co., Ltd. (PRC)
100%
Shanghai Shengwang Technology Co., Ltd. (PRC)
Shanghai Zhaoyan Network Technology Co., Ltd. (PRC)
100%
API Investment Limited (Cayman)
Equity interest
Contractual arrangements

(1) Mr. Zhao, our founder, chief executive officer and chairman, holds 90% of the equity interests in Zhaoyan, and Ms. Yan Chen, an employee and a nominee shareholder, holds the remaining 10%.

We conduct a significant portion of our operations in the PRC through Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan. We have controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin Network Technology Co., Ltd., or Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allow us to (i) direct the activities of Zhaoyan that most significantly impact Zhaoyan’s economic performance, (ii) receive substantially all of the economic benefits of Zhaoyan, and (iii) have an exclusive option to purchase all or part of the equity interests in Zhaoyan when and to the extent permitted by PRC law. These contractual arrangements include the share pledge agreement, voting rights proxy agreement, irrevocable powers of attorney, exclusive technology consulting and services agreement, and exclusive option agreement, as the case may be. As a result of these contractual arrangements, Agora, Inc. is considered the primary beneficiary of Zhaoyan for accounting purposes and is able to consolidate the financial results of Zhaoyan in the consolidated financial statements in accordance with U.S. GAAP.

We do not have any equity interests in Zhaoyan which is owned by certain nominee shareholders. As a result, rights through these contractual arrangements may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in Zhaoyan. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

Below is a summary of the currently effective contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders.

Agreements that Provide us with Controlling Financial Interest over Zhaoyan

Share Pledge Agreement. Pursuant to the Share Pledge Agreement, dated June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders pledged and the joinder shareholder agrees to pledge all of their equity interests in Zhaoyan to Shanghai Dayin to guarantee their and Zhaoyan’s performance of their obligations under the contractual arrangements. In the event of a breach by Zhaoyan or Zhaoyan’s shareholders of contractual obligations under these agreements, Shanghai Dayin, as pledgee, will be entitled to dispose of the pledged equity interests in Zhaoyan. The shareholders of Zhaoyan also undertake that, during the term of the share pledge agreement, without the prior written consent of Shanghai Dayin, they shall not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests or increase the registered capital of Zhaoyan. If there is any increased registered capital pursuant to the terms of this agreement, such increased registered capital would also be deemed as pledged equity interest. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan, except for the joinder shareholder, have registered the pledge partially at the State Administration for Market Regulation on July 29, 2015 who shall further register the remaining in the future. The joinder shareholder shall register the pledge in the future.

Voting Rights Proxy Agreement and Irrevocable Powers of Attorney. Under the Voting Rights Proxy Agreement, dated as of June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, the related irrevocable powers of attorney executed by Zhaoyan’s then shareholders on the same date pursuant to the Voting Rights Proxy Agreement, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders irrevocably granted Shanghai Dayin’s designated representative full power of attorney to exercise his or her rights as a shareholder of Zhaoyan, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of Zhaoyan. Unless otherwise agreed pursuant to the Voting Rights Proxy Agreement, it will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan and Zhaoyan’s shareholders; and (2) the termination of the term of operation of Zhaoyan. The related irrevocable powers of attorney will remain effective until the expiration or early termination of the Voting Rights Proxy Agreement.

Agreement that Allows us to Receive Economic Benefits from Zhaoyan

Exclusive Technology Consulting and Services Agreement. Under the Exclusive Technology Consulting and Services Agreement, dated as of June 18, 2015, by and between Shanghai Dayin and Zhaoyan, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, Shanghai Dayin has the exclusive right to provide to Zhaoyan consulting and services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. Shanghai Dayin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay Shanghai Dayin an annual service fee, which may only be adjusted with the approval of Shanghai Dayin and ShengWang HongKong Limited, or ShengWang HK (previously known as Agora IO Hongkong Limited). Unless otherwise agreed pursuant to the agreement, this agreement will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan; (2) Shanghai Dayin terminates the agreement because of Zhaoyan’s breach of the agreement; and (3) the termination of the term of operation of Zhaoyan.

Agreement that Provides us with the Option to Purchase the Equity Interest in Zhaoyan

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement, dated as of June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders irrevocably granted Shanghai Dayin an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Zhaoyan, and the purchase price shall be the registered capital of Zhaoyan pro rata to Zhaoyan’s shareholders’ shareholdings or the lowest price permitted by applicable PRC law, as applicable. The shareholders of Zhaoyan undertake that, without the prior written consent of Shanghai Dayin or us, they shall not, among other things, increase or decrease the registered capital of Zhaoyan, dispose of its assets, incur any debts or guarantee any liabilities, terminate any material agreements or enter into any agreements that are in conflict with any of the existing material agreements, distribute or vote to distribute any profits, interests or dividends, amend its articles of association or provide any loans to third parties. Unless otherwise agreed pursuant to the agreement, the Exclusive Option Agreement will remain effective until the earliest of: (1) the end of a ten-year term that is automatically extended annually unless Shanghai Dayin gives Zhaoyan a termination notice 30 days before the term ends; (2) all equity interests in Zhaoyan held by Zhaoyan’s shareholders are transferred or assigned to Shanghai Dayin or its designated representatives; and (3) the termination of the term of operation of Zhaoyan.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•
the ownership structures of Shanghai Dayin and Zhaoyan in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and
•
the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any applicable PRC law, regulation or rule currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by King & Wood Mallesons that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Material Licenses and Permits

The following table sets out the license and permit from PRC authorities used in our operations in China as of the date of this annual report.

License/Permit	Holder	Expiration Date
Value-added Telecommunication Business Operation License	Zhaoyan	July 12, 2023

As advised by our PRC legal counsel, as of the date of this annual report, our PRC subsidiaries and Zhaoyan have obtained all material licenses, permissions and approvals necessary for our current main business operation in China and no such licenses, permissions or approvals had been denied.

As of the date of this annual report, other than the licenses, permissions and approvals we had obtained, we were not required to obtain other permissions or approvals from the CSRC, the CAC or any other PRC authorities to operate our business in China. We have been closely monitoring regulatory development in China regarding any necessary permissions or approvals from the CSRC, the CAC or other PRC authorities to operate our business in China. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements. It is possible that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses, permissions or approvals under the current or future laws, rules and regulations applicable to our business as promulgated and amended from time to time. Any failure by us, our PRC subsidiaries and Zhaoyan, even inadvertently, to maintain compliance with applicable PRC laws and regulations, or obtain and maintain required licenses and permissions, in a timely manner or at all, may result in the suspension or termination of our business activities in the PRC, and even subject us, our PRC subsidiaries or Zhaoyan to administrative penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain and maintain permits and licenses to operate our business in China.”

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe, that the CSRC approval was not required in the context of our offered securities because (i) our WFOEs were incorporated as wholly-owned by means of foreign direct investments or by merger with or acquisition of any PRC domestic companies with cash other than in exchange of the shares as defined under the M&A Rules; and (ii) that no provision in the M&A Rules clearly classified our contractual arrangements as a type of transaction subject to the M&A Rules. However, there is uncertainty as to how the M&A Rules will be interpreted or implemented. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offered securities or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offered securities, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition.

Apart from above, as of the date of this annual report, we were not required to obtain other permissions or approvals from the CSRC, the CAC or any other PRC authorities to offer the securities being registered to foreign investors. However, there are uncertainties as to the related interpretation and implementation of current regulatory requirements and such regulations are subject to change. If the current or future laws, rules and regulations as promulgated and amended from time to time mandate specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such actions can be timely completed, or at all. Complying with these laws and requirements could cause us to incur substantial expenses. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or offerings, or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition.” and “Item 4. Information on the Company—A. History and Development of the Company—Potential CSRC Approval Required for the Listing of our ADSs” for more details.

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we do not have an ownership interest over the VIEs. Therefore, we are permitted to remit funds to the VIEs through loans rather than capital contributions, and to receive funds from VIEs through services fees rather than dividends.

In 2020, 2021 and 2022, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2022, Agora, Inc. had made cumulative capital contributions of US$198.3 million to our PRC subsidiary through intermediate holding companies, and were accounted as long-term investments of Agora, Inc. These funds have been used by our PRC subsidiaries for their operations. In 2020, 2021 and 2022, the VIEs transferred US$63.6 million, US$38.6 million and US$24.4 million, respectively, to our PRC subsidiaries as payment of service fees.

As of December 31, 2021 and 2022, the aggregated payment of service fees from the VIEs to our PRC subsidiaries amounted to US$144.9 million and US$169.3 million, respectively. As of December 31, 2021 and 2022, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to US$32.0 million and US$41.8 million, respectively. The fees pertain to the research and development services between the VIEs and the WFOEs under the VIE agreements, as well as technical consulting services between the VIEs and our other PRC subsidiaries.

Cash flow between Agora, Inc., its subsidiaries, and the consolidated VIEs in 2020, 2021 and 2022 is summarized as follows. There were no other assets transferred between Agora, Inc., its subsidiaries, and the consolidated VIEs in 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	(in US$ thousands)
Payment of service fees from the VIEs to our PRC subsidiaries	63,561	38,565	24,380
Payment of research and development consulting fees from Primary Beneficiary of VIEs to the VIEs	80	3,204	3,799
Capital injections from Agora, Inc. to Other Subsidiaries	410,312	275,406	14,041
Capital injections from Other Subsidiaries to Primary Beneficiary of VIEs	—	42,220	30,896

For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “Item 4. Information on the Company—A. History and Development of the Company—Financial Information Related to the VIEs.” Please also see the consolidated financial statements included at the end of this annual report for more detailed financial information.

For the service fees owed by the VIEs to the WFOEs under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Agora, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Agora, Inc., its subsidiaries, or the VIEs by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Agora, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are subject to restrictions on currency exchange.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future.

	Taxation Scenario(1)
	Preferential Tax and Treaty Rates (Scenario A)	Statutory Tax and Treaty Rates (Scenario B)
Hypothetical pre-tax earnings(2)	100%	100%
Tax on earnings at preferential rate (Scenario A, 15%) or statutory rate (Scenario B, 25%)(3)	(15)%	(25)%
Net earnings available for distribution	85%	75%
Failure of tax planning strategies – distribution to WFOE subject to double taxation at 25%	—	(18.8)%
Amounts to be distributed as dividend from WFOE	85%	56.2%
Withholding tax at standard rate of 10%(4)	(8.5)%	(5.6)%
Net distribution to Parent/Shareholders	76.5%	50.6%

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)
Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
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

Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIEs level (for non-deductible expenses) and one at the PRC subsidiaries level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax loss to approximately 5.1% of the pre-tax loss. Our management is of the view that the likelihood that this scenario would happen is remote.

Financial Information Related to the VIEs

The following tables present the summary financial information for the VIEs and their subsidiaries, the WFOEs that are the primary beneficiary of VIEs, and other entities within the Group for the periods presented.

Selected Condensed Consolidating Statements of Comprehensive Loss Data

	For the Year Ended December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	-	62,507	12,490	85,686	(13)	160,670
Inter-company revenues(1)	-	26,173	7,981	-	(34,154)	-
Research and development (Interco)(1)	-	-	-	(34,154)	34,154	-
Other costs and expenses	(2,759)	(144,120)	(51,963)	(69,360)	13	(268,189)
Other operating income	(150)	(11,318)	442	2,782	-	(8,244)
Income (loss) from subsidiaries and VIEs	(114,872)	(53,540)	(32,039)	-	200,451	-
Income (loss) from non-operations	(2,599)	6,046	9,549	(16,950)	-	(3,954)
Income (loss) before income tax expenses	(120,380)	(114,252)	(53,540)	(31,996)	200,451	(119,717)
Less: income tax expenses	-	(620)	-	(43)	-	(663)
Net income (loss)	(120,380)	(114,872)	(53,540)	(32,039)	200,451	(120,380)
Net income (loss) attributable to ordinary shareholders	(120,380)	(114,872)	(53,540)	(32,039)	200,451	(120,380)

	For the Year Ended December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	40,621	12,744	114,617	—	167,982
Inter-company revenues(1)	—	31,060	12,661	—	(43,721)	—
Research and development (Interco)(1)	—	—	—	(43,721)	43,721	—
Other costs and expenses	(1,056)	(121,915)	(50,841)	(77,431)	—	(251,243)
Other operating income	—	71	935	1,562	—	2,568
Income (loss) from subsidiaries and VIEs	(73,925)	(30,126)	(5,660)	—	109,711	—
Income (loss) from non-operations	2,626	6,359	103	90	—	9,178
Income (loss) before income tax expenses	(72,355)	(73,930)	(30,058)	(4,883)	109,711	(71,515)
Less: income tax expenses	—	5	(68)	(777)	—	(840)
Net income (loss)	(72,355)	(73,925)	(30,126)	(5,660)	109,711	(72,355)
Net income (loss) attributable to ordinary shareholders	(72,355)	(73,925)	(30,126)	(5,660)	109,711	(72,355)

	For the Year Ended December 31, 2020
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	18,307	3	115,254	—	133,564
Inter-company revenues(1)	—	9,513	53,841	577	(63,931)	—
Research and development (Interco)(1)	—	—	(577)	(63,354)	63,931	—
Other costs and expenses	(510)	(39,806)	(47,406)	(52,705)	—	(140,427)
Other operating income	—	—	546	1,126	—	1,672
Income (loss) from subsidiaries and VIEs	(3,765)	7,204	1,247	—	(4,686)	—
Income (loss) from non-operations	1,160	1,017	23	438	—	2,638
Income (loss) before income tax expenses	(3,115)	(3,765)	7,677	1,336	(4,686)	(2,553)
Less: income tax expenses	—	—	(473)	(89)	—	(562)
Net income (loss)	(3,115)	(3,765)	7,204	1,247	(4,686)	(3,115)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(6,715)	—	—	—	—	(6,715)
Less: accretion on convertible redeemable preferred shares to redemption value	(193,466)	—	—	—	—	(193,466)
Net income (loss) attributable to ordinary shareholders	(203,296)	(3,765)	7,204	1,247	(4,686)	(203,296)

(1)
It represents the elimination of the intercompany service charges at the consolidation level for research and development services with primary beneficiary of VIEs and technical consulting services with other subsidiaries.

Selected Condensed Consolidating Balance Sheet Data

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	27,727	14,825	986	2,135	—	45,673
Short-term investments	117,683	253,997	—	10,359	—	382,039
Accounts receivable, net	—	10,829	235	21,739	—	32,803
Prepayments and other current assets	1,251	5,081	570	424	—	7,326
Contract Asset	—	—	634	—	—	634
Held-for-sale assets	—	13,913	3,009	82	—	17,004
Amounts due from intercompany(3)	785,226	479,534	85,492	2,338	(1,352,590)	—
Total current assets	931,887	778,179	90,926	37,077	(1,352,590)	485,479
Property and equipment, net	—	8,418	503	4,025	—	12,946
Operating lese right-of-use assets	—	1,805	97	442	—	2,344
Intangible Assets	—	2,518	58	151	—	2,727
Goodwill	—	31,928	—	—	—	31,928
Long-term investments	39,000	46,659	—	8,500	—	94,159
Other non-current assets	—	380	460	2,048	—	2,888
Investments in subsidiaries(2)	(28,264)	(27,597)	—	—	55,861	—
Investments in VIEs(2)	—	—	(24,558)	—	24,558	—
Prepayment for land use right	—	168,244	—	—	—	168,244
Total non-current assets	10,736	232,355	(23,440)	15,166	80,419	315,236
Total assets	942,623	1,010,534	67,486	52,243	(1,272,171)	800,715
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	1,965	9	8,129	—	10,103
Advances from customers	—	1,421	4,583	2,348	—	8,352
Taxes payable	12	1,301	218	336	—	1,867
Current operating lease liabilities	—	1,638	—	294	—	1,932
Accrued expenses and other current liabilities	2,658	17,477	15,577	11,299	—	47,011
Held-for-sale liabilities	—	243	2,145	—	—	2,388
Amounts due to intercompany(3)	211,693	1,014,136	72,551	54,210	(1,352,590)	—
Total current liabilities	214,363	1,038,181	95,083	76,616	(1,352,590)	71,653
Long term payables	—	36	—	19	—	55
Long-term operating lease liabilities	—	206	—	134	—	340
Deferred tax liabilities	—	375	—	32	—	407
Total non-current liabilities	—	617	—	185	—	802
Total liabilities	214,363	1,038,798	95,083	76,801	(1,352,590)	72,455
Total shareholders’ equity (deficit)	728,260	(28,264)	(27,597)	(24,558)	80,419	728,260
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	942,623	1,010,534	67,486	52,243	(1,272,171)	800,715

	As of December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	148,218	128,960	5,704	2,786	—	285,668
Short-term investments	75,616	386,473	—	7,547	—	469,636
Accounts receivable, net	—	6,892	1,102	24,625	—	32,619
Prepayments and other current assets	1,012	5,221	1,309	1,259	—	8,801
Contract Asset	—	—	962	—	—	962
Amounts due from intercompany(3)	701,202	216,147	71,334	10,109	(998,792)	—
Total current assets	926,048	743,693	80,411	46,326	(998,792)	797,686
Property and equipment, net	—	10,605	950	7,639	—	19,194
Operating lese right-of-use assets	—	4,335	2,335	766	—	7,436
Intangible Assets	—	6,339	127	231	—	6,697
Goodwill	—	56,142	—	—	—	56,142
Long-term investments	—	37,006	—	16,919	—	53,925
Other non-current assets	—	2,793	814	312	—	3,919
Investments in subsidiaries(2)	73,273	15,014	—	—	(88,287)	—
Investments in VIEs(2)	—	—	5,560	—	(5,560)	—
Total non-current assets	73,273	132,234	9,786	25,867	(93,847)	147,313
Total assets	999,321	875,927	90,197	72,193	(1,092,639)	944,999
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	1,482	76	3,751	—	5,309
Advances from customers	—	382	7,195	1,491	—	9,068
Taxes payable	12	1,704	478	241	—	2,435
Current operating lease liabilities	—	2,330	1,168	459	—	3,957
Accrued expenses and other current liabilities	449	19,519	17,345	15,721	—	53,034
Amounts due to intercompany(3)	132,599	774,011	47,788	44,394	(998,792)	—
Total current liabilities	133,060	799,428	74,050	66,057	(998,792)	73,803
Long term payables	—	254	13	228	—	495
Long-term operating lease liabilities	—	2,027	1,120	305	—	3,452
Deferred tax liabilities	—	945	—	43	—	988
Total non-current liabilities	—	3,226	1,133	576	—	4,935
Total liabilities	133,060	802,654	75,183	66,633	(998,792)	78,738
Total shareholders’ equity (deficit)	866,261	73,273	15,014	5,560	(93,847)	866,261
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	999,321	875,927	90,197	72,193	(1,092,639)	944,999

(2)
It represents the elimination of the investment among Agora, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(3)
It represents the elimination of intercompany balances among Agora, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.

The following table represents the roll-forward of the amount due to intercompany for the VIEs as of December 31, 2022:

For the Year Ended December 31, 2022
(in US$ thousands)
Amount due to intercompany
Balance as of December 31, 2021	(44,394)
Service fees accrued in fiscal year 2022	(34,154)
Value added taxes	(2,049)
Payment of service fees in fiscal year 2022	24,380
Other accrued/paid	(1,746)
Foreign currency translation	3,753
Balance as of December 31, 2022	(54,210)

Selected Condensed Consolidating Statements of Cash Flow Data

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(3,798)	(24,380)	28,178	—
Sales of service from Group Companies(4)	—	18,038	6,341	3,799	(28,178)	—
Operating activities with external parties	414	(63,973)	(21,880)	33,059	—	(52,380)
Net cash (used in) generated from operating activities	414	(45,935)	(19,337)	12,478	—	(52,380)
Investment in inter-company-others(5)	(292)	(30,896)	(13,749)	—	44,937	—
Other investing activities	(81,574)	(49,277)	(154)	(13,057)	—	(144,062)
Net cash used in investing activities	(81,866)	(80,173)	(13,903)	(13,057)	44,937	(144,062)
Proceeds from inter-financing-others(5)	—	14,041	30,896	—	(44,937)	—
Other financing activities	(39,039)	(2,111)	—	—	—	(41,150)
Net cash provided by financing activities	(39,039)	11,930	30,896	—	(44,937)	(41,150)

	For the Year Ended December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(3,204)	(38,565)	41,769	—
Sales of service from Group Companies(4)	—	26,707	11,858	3,204	(41,769)	—
Operating activities with external parties	1,922	(46,583)	(26,440)	51,101	—	(20,000)
Net cash (used in) generated from operating activities	1,922	(19,876)	(17,786)	15,740	—	(20,000)
Investment in inter-company-others(5)	(241,495)	(52,220)	(23,911)	—	317,626	—
Other investing activities	124,434	(169,944)	3,136	(15,316)	—	(57,690)
Net cash used in investing activities	(117,061)	(222,164)	(20,775)	(15,316)	317,626	(57,690)
Proceeds from inter-financing-others(5)	—	275,406	42,220	—	(317,626)	—
Other financing activities	251,992	(55)	—	—	—	251,937
Net cash provided by financing activities	251,992	275,351	42,220	—	(317,626)	251,937

	For the Year Ended December 31, 2020
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(80)	(63,561)	63,641	—
Sales of service from Group Companies(4)	—	19,688	43,873	80	(63,641)	—
Operating activities with external parties	(234)	(18,581)	(42,020)	67,399	—	6,564
Net cash (used in) generated from operating activities	(234)	1,107	1,773	3,918	—	6,564
Investment in inter-company-others(5)	(410,312)	—	—	—	410,312	—
Other investing activities	(200,049)	(312,231)	(3,907)	(18,865)	—	(535,052)
Net cash used in investing activities	(610,361)	(312,231)	(3,907)	(18,865)	410,312	(535,052)
Proceeds from inter-financing-others(5)	—	410,312	—	—	(410,312)	—
Other financing activities	536,103	(1,653)	(812)	—	—	533,638
Net cash provided by financing activities	536,103	408,659	(812)	—	(410,312)	533,638

(4)
The cash flows which have occurred between our subsidiaries and the VIEs included the following:

- cash paid by VIEs to WFOEs for technical service fees;

- cash paid by WFOEs to VIEs for research and development consulting fees;

(5)
The cash flow represents capital injections from ShengWang HongKong Limited to other subsidiaries, as well as cash transfers between Agora, Inc. and its equity owned subsidiaries.

The following table represents the roll-forward of Agora, Inc.’s investments in subsidiaries and investments in VIEs and VIEs’ subsidiaries, including share of loss from VIEs and VIEs’ subsidiaries:

Investments in subsidiaries and VIEs	Investments in subsidiaries	Investments in VIEs and VIEs’ subsidiaries
	(in US$ thousands)
January 1, 2021	117,305	6,858
Share of loss from subsidiaries and VIEs and VIEs’ subsidiaries	(73,925)	(5,660)
Share of other change in the capital account of subsidiaries and VIEs and VIEs’ subsidiaries	30,483	4,121
Foreign currency translation	(590)	241
December 31, 2021	73,273	5,560
Share of loss from subsidiaries and VIEs and VIEs’ subsidiaries	(114,872)	(32,039)
Share of other change in the capital account of subsidiaries and VIEs and VIEs’ subsidiaries	38,200	2,762
Foreign currency translation	(24,865)	(841)
December 31, 2022	(28,264)	(24,558)

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, Agora, Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Agora, Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Agora, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. According to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations (the “2021 Determinations”). Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities in the U.S. on a national securities exchange or in the over-the-counter market would be prohibited. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Prior to 2022, the PCAOB was unable to inspect our auditor in relation to their audit work performed for our financial statements. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability to inspect will deprive our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We face various legal and operational risks and uncertainties as a company operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the inability of the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.

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

Risks Related to Our Business and Industry

•
We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses. For details, please see page 20.
•
Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products. For details, please see page 20.
•
The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, please see page 20 and 21.
•
If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer. For details, please see page 21.
•
We may not successfully manage our growth as expected. For details, please see page 22.
•
Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment. For details, please see page 22.
•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive. For details, please see page 22.
•
COVID-19 brings uncertainties to our business, financial condition and prospects. For details, please see page 26 and 27.
•
If relations between China and the United States deteriorate, our business, operating results and financial condition could be adversely affected. For details, please see page 27.

Risks Related to Our Corporate Structure

•
If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result. For details, please see page 44 and 45.
•
We rely on contractual arrangements with the VIEs to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition. For details, please see page 45.
•
The shareholders of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition. For details, please see page 46.

Risks Related to Doing Business in China

•
Changes in the political and economic policies of the PRC government could adversely affect our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. For details, please see page 49.
•
We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. For details, please see page 49, 50 and 51.
•
We may be required to obtain and maintain permits and licenses to operate our business in China. For details, please see page 52.
•
The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations in China and the value of our ADSs. The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see page 51.
•
Prior to 2022, the PCAOB was unable to inspect our auditor in relation to their audit work performed for our financial statements. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability to inspect will deprive our investors with the benefits of such inspections. For details, please see page 53.
•
Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless. For details, please see page 53.
•
It may be difficult for overseas regulators to conduct investigations or collect evidence within China. For details, please see page 55.

Risks Related to the ADSs

•
The trading price of our ADSs has been and is likely continue to be volatile, which could result in substantial losses to investors holders of our ADSs. For details, please see page 58.
•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, please see page 58 and 59.

•
We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies. For details, please see page 59.
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, please see page 60.
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets. For details, please see page 60 and 61.
•
We believe we likely were a passive foreign investment company, or PFIC, for 2022, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences. For details, please see page 65.

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

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. In 2020, 2021 and 2022, our research and development expenses were US$49.5 million, US$110.7 million and US$114.5 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

We have experienced rapid growth. In 2020, 2021 and 2022, we recorded total revenues of US$133.6 million, US$168.0 million and US$160.7 million, respectively. However, there can be no assurance that our business will continue to grow at any particular rate, or at all.

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

In 2020, 2021 and 2022, we recorded loss from operations of US$5.2 million, US$80.7 million and US$115.8 million, respectively, and net loss of US$3.1 million, US$72.4 million and US$120.4 million during the same periods, respectively. We will need to generate and sustain increased revenue levels and manage costs in future periods in order to be profitable. We intend to continue to expend significant funds to support further growth and further develop our platform, including expanding the functionality of our platform, expanding our technology infrastructure and business systems to meet the needs of our customers, expanding our sales force and developer and partner ecosystems, increasing our marketing activities, and growing our international operations. We will also face increased compliance costs associated with growth, expansion of our customer base and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenues to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, our business may be harmed.

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
•
our ability to control costs and operating expenses, including the fees that we pay network and cloud service providers for data delivery and data centers for additional bandwidth;
•
our investments in research and development activities;
•
changes in our pricing as a result of our optimization efforts or otherwise;
•
reductions in pricing as a result of negotiations with our larger customers;
•
the rate of expansion and productivity of our sales force;
•
change in the mix of products that our customers use;
•
changes in end user and customer demand as end users increase and decrease their time online due to the imposition or easing of stay-at-home, travel and other government mandates or changes in end user or customer demand for our products in response to COVID-19;
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
•
expenses incurred in connection with mergers, acquisitions or other strategic transactions and integrating acquired business, technologies, services, products and other assets; and
•
fluctuations in share-based compensation expenses.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. In 2020, 2021 and 2022, we generated a substantial portion of our revenues from a limited number of customers. In 2020, 2021 and 2022, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 37.4%, 29.8% and 21.5% of our revenues, respectively. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We are in the process of expanding our international operations, which exposes us to significant risks.

A component of our growth strategy involves the further expansion of our operations and customer base worldwide. We generated a majority of our revenues from customers operating primarily in the PRC and the United States in 2020, 2021 and 2022. We currently have offices in the PRC and the United States, as well as employees located in Europe, Southeast Asia and India. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect.

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
•
the effect of differing governmental responses to COVID-19 and the continuing impact of the pandemic on individuals, businesses and economies in various foreign jurisdictions;
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
•
restrictions on the transfer of funds;
•
deterioration of relations among China, the United States and other countries;
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

We must maintain and enhance the “Agora” and “Shengwang” brand identity and increase market awareness of RTE-PaaS solutions generally and our products particularly to be successful. Our efforts to achieve widespread acceptance of our platform, attract and retain customers and increase usage of our products and platform depend on our marketing efforts, RTE-PaaS market thought leadership and ability to successfully differentiate our products and platform from alternatives. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenues. To the extent they do, the resulting revenues still may not be enough to offset the increased expenses we incur.

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

We believe that continued growth in our business is also dependent upon identifying, developing and maintaining strategic relationships with additional third-party sales partners that can drive substantial revenues. If we fail to identify additional third-party sales partners in a timely and cost- effective manner, or at all, or are unable to assist our current and future third-party sales partners in independently selling and deploying our products, our business, operating results and financial condition could be adversely affected.

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

We use share-based compensation to award our management members and employees, and we have incurred share-based compensation expenses. In 2020, 2021 and 2022, our share-based compensation expenses amounted to US$12.0 million, US$31.5 million and US$32.4 million, respectively. On August 8, 2014, our board of directors adopted the 2014 Plan and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations. In January 2019, our board of directors approved and adopted the 2018 Equity Incentive Plan to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. At the end of June 2020, our board of directors approved and we adopted the Global Equity Incentive Plan. The terms of the Global Plan adopted by us are substantively the same as the terms of the 2018 Plan and 2014 Plan, which allows for the grant of non-statutory share options, share appreciation rights, restricted shares, restricted share units, and performance awards to employees, directors and consultants and parent and subsidiary corporations’ employees and consultants. In November 2020, management adopted and our board of directors approved our Venture Partners Plan, or the VPP Program, to supplement our equity incentive plans. The VPP Program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. As of December 31, 2020, 2021 and 2022, our total outstanding granted options to the employees, directors and consultants were to purchase 39,614,883, 32,708,847 and 38,102,889 of ordinary shares, respectively. In the future, if additional share incentives are granted to our employees, directors or consultants, we will incur additional share-based compensation expenses and our results of operations will be further adversely affected.

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

COVID-19 brings uncertainties to our business, financial condition and prospects.

The outbreak of COVID-19 has resulted in significant disruptions and distortions in the global economy since 2020. As COVID-19 continued or reoccurred in China and globally, there has been and will continue to be significant uncertainties associated with COVID-19, including the ultimate spread of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the scope and length of the resulting economic downturn.

COVID-19 has affected various aspects of our business. For instance, we experienced certain difficulties in purchasing bandwidth, co-location space, servers and equipment on equally cost-efficient terms due to various government-imposed restrictions and other logistical hurdles. In addition, the economic downturn due to COVID-19 may adversely affect our customers’ ability to pay and customer demand and end user usage. Furthermore, the continuing pandemic may further impact our ability to maintain and expand our network infrastructure, which could severely disrupt our and our customers’ business and operations. People in impacted regions, including in our largest markets, have generally spent more time online since the COVID-19 outbreak, and various offline activities such as education and social interactions have moved online, resulting in an increase in revenue-generating usage of our products. As various lockdown measures, travel restrictions and quarantine requirements are lifted, such increased usage may decline.

Although we have developed and continue to develop plans to help mitigate the potential negative impact of the pandemic on our business, these efforts may not be effective. The extent to which COVID-19 affects our operations and financial performance will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the emergence of new coronavirus variants, the availability of effective vaccines or cure, among others. Continued impact of COVID-19 on our employees, suppliers or customers, or a decrease in demand for our products due to the alleviation of the pandemic, may negatively impact our business, results of operations and financial condition.

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

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time- consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, operating results and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. There can be no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions.

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

Although we have not historically experienced significant seasonality with respect to our revenues throughout the year given the growth in the adoption and usage of our platform, we have seen moderate seasonality in some use cases such as gaming. We have experienced lower growth in usage in the first quarter of prior years as end users reduce online activity due to the Lunar New Year and have experienced higher growth in usage in the third quarter as end users increase online activity due to fewer school days, which gives more opportunity to engage in gaming. The rapid growth in our business has offset this seasonal trend to date, but its impact on revenues may be more pronounced in future periods.

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

As of the date of this annual report, we lease certain of our office spaces from third parties for our operations in the United States and China. Any limitations on the leased properties, or lessors’ title to such properties, may impact our use of the offices, or in extreme cases, result in relocation, which may in turn adversely affect our business operations. For example, some of our lessors in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties, and some of our leased properties have been mortgaged by the owners to third parties such as banks. In addition, certain lease agreements of our leased properties in China may not have been registered with the relevant PRC government authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may be subject to potential fines if we fail to rectify within the prescribed time period after receiving notices from the relevant PRC government authorities.

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

In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities. On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. On October 29, 2021, CAC released the draft Measures on Security Assessment of Cross-Border Transfer of Data, which was formally promulgated on July 7, 2022 and took effect on September 1, 2022. The Measures on Security Assessment of Cross-Border Transfer of Data, or the Data Transfer Measures, stipulates that data processors shall make self-assessment of the risks before cross-border data transfer, and shall apply for security assessment for cross-border data transfer under certain circumstances. On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, or the Standard Contract Measures, which will take effect on June 1, 2023, regulates any personal information handler who intends to transfer personal information outside the PRC to a foreign recipient by entering into the standard contract. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria has been satisfied, such as a completed official security assessment carried out by the PRC government authorities. While we do not believe current business provided in our name involves any transmission, use and exchange of information that comes under the definition of “cross-border transfer of personal information and important data” under the PRC Cybersecurity Law, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with the data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfer of personal data or important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

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

We maintain standard insurance for our employees, including life and medical insurance. Our insurance coverage is provided by reputable companies in accordance with commercially reasonable standards. Consistent with the industry practice in the PRC, we have limited business interruption insurance, key-person insurance or insurance covering potential liabilities. There is no assurance that the insurance policies we maintain are sufficient to prevent us from incurring any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies or the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If a U.S. person is treated as owning at least 10% of our share capital, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our share capital, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs for U.S. federal income tax purposes under constructive ownership rules even if we are not a CFC ourselves. A U.S. direct or indirect owner of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income” and “global intangible low-taxed income,” regardless of whether we make any distributions. Failure to comply with such reporting requirements could result in adverse tax effects for U.S. owners and potentially significant monetary penalties. We will not assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC, and we will not furnish to any person information that may be necessary to comply with the U.S. CFC rules. A U.S. investor should consult its advisors regarding the potential application of these rules.

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

We may rely on dividends paid by our PRC subsidiaries. Any significant fluctuation of Renminbi against the U.S. dollar could adversely affect our business, operating results and financial condition, and the value of any dividends payable in U.S. dollars. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

The Tax Cuts and Jobs Act, or the Tax Act, made broad and complex changes to the U.S. tax code, including changes to the uses and limitations of the federal and state net operating loss carryforwards, or NOLs, of Agora Lab, our subsidiary located in Santa Clara, California. For example, while the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act of 2020, allows for federal NOLs incurred in taxable years beginning after December 31, 2017 to be carried forward indefinitely, the Tax Act also imposes an 80% limitation on the use of NOLs that are generated in taxable years beginning after December 31, 2017 and carried forward to taxable years beginning on or after January 1, 2021. However, NOLs generated prior to December 31, 2017 will still have a 20-year carryforward period, but are not subject to the 80% limitation. Other limitations may apply under state law, including California, which has enacted legislation to suspend the use of NOLs for taxable years beginning on or after January 1, 2020 and before January 1, 2022. Furthermore, our ability to use Agora Lab’s NOLs is conditioned on Agora Lab maintaining profitability in the future and generating U.S. federal taxable income. Since we do not know whether or when Agora Lab will generate the U.S. federal taxable income necessary to use its remaining NOLs, its NOLs generated prior to December 31, 2017 could expire unused.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2022, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2022 was effective.

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

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole, as is the case currently due to COVID-19. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operating activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.

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

Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. In 2020, 2021 and 2022, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay additional compensation or damages, or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, subject to undertakings for opening telecommunication industries made by China for joining WTO, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for those in a few categories, such as e-commerce, domestic multiparty communication, storage-and-forward, and call center services according to the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) effective on January 1, 2022, which may be amended, supplemented or otherwise modified from time to time, or the Negative List. It’s further required under the currently effective Provisions on the Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulations that the primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas. The FITE Regulations was amended on March 29, 2022 and became effective on May 1, 2022, among which, the previous requirement on the primary foreign investor’s experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our subsidiaries in the PRC are foreign-invested enterprises, or FIEs. As our current business and business plan to operate are deemed as kinds of VATS which are subject to restrictions or prohibitions, while our FIEs may not be eligible to operate VATS business in China according to above mentioned restrictions, we have conducted our business in China through the VIEs and mainly through Zhaoyan as of the date of this annual report. Shanghai Dayin has entered into a series of contractual arrangements with Zhaoyan and its shareholders, and Easemob had entered into a series of contractual arrangements with Zhonghuan Chuanyin and its shareholders, which has enabled us to (1) exercise controlling financial interest over the VIEs, (2) receive all of the economic benefits of the VIEs and (3) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we had control over and were the primary beneficiary of the VIEs in 2022 and have control over and is the primary beneficiary of Zhaoyan as of the date of this annual report and hence consolidate its financial results as the VIEs under U.S. GAAP. In February 2023, we completed the sale of Easemob’s customer engagement cloud business, together with its subsidiaries and its VIE Zhonghuan Chuanyin, to TI Cloud Inc. for approximately US$14.6 million in an all-cash transaction.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, is of the view that, as of the date of this annual report, each of the contracts among Shanghai Dayin, Zhaoyan and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, or the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

In addition, our founder, chief executive officer and chairman owns the majority of the voting shares of the Company. Our founder, chief executive officer and chairman along with a small number of other employees, together the nominee shareholders, own the majority of the voting shares of Zhaoyan respectively. The enforceability, and therefore the benefits, of the contractual agreements between the Company and Zhaoyan depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and Zhaoyan may not be aligned in the future. Given the significance and importance of Zhaoyan, there would be a significant negative impact to the Company if these contracts were not enforced.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose controlling financial interest of Zhaoyan and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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
•
restricting or prohibiting our use of the proceeds from overseas offering to finance Zhaoyan’s business and operations; and
•
taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of Zhaoyan or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of Zhaoyan in our consolidated financial statements.

We rely on contractual arrangements with the VIEs to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how such contractual arrangements should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert controlling financial interest over the VIEs and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be adversely affected.

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

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of Zhaoyan may encounter, on the one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in Zhaoyan to Dayin or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Zhaoyan as provided under the power of attorney agreements, directly appoint new directors of Zhaoyan. We rely on the shareholders of Zhaoyan to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Zhaoyan, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could adversely affect our business, operating results and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOEs, the VIEs and the shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and our overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our WFOEs or the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our WFOEs request the shareholders of the VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our WFOEs and VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our WFOEs and VIEs increase, or if they are required to pay late payment fees and other penalties.

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

The 2015 Draft introduced certain concepts for the regulation of “variable interest entity” structure, or the VIE structures, such as “actual control” and “controlling PRC companies by contracts or trusts.” However, the enacted Foreign Investment Law, as well as its implementation rules which was promulgated on December 26, 2019 and took effect on January 1, 2020, no longer mention the relevant concepts for the regulation of these variable interest entity structures. Instead, the newly promulgated Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of the VIEs would be determined under the enacted Foreign Investment Law. We also face uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected. If we are not able to obtain any approval when required, our contractual arrangements may be regarded as invalid and illegal, which could adversely affect our business, operating results and financial condition, for instance, we may not be able to (1) continue our business in China through our contractual arrangements with Zhaoyan, (2) exert controlling financial interest over Zhaoyan or (3) consolidate the financial results of, and receive economic benefits from Zhaoyan under existing contractual arrangements.

In addition, our corporate governance practice may be impacted and our compliance costs could increase if Zhaoyan was considered as an FIE under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines or administrative liabilities.

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

A significant portion of our operations are conducted in the PRC and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value in the PRC.

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
•
In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On December 28, 2021, the CAC, together with 12 other government agencies, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective on February 15, 2022 requiring that, among others, the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Revised Review Measures also provides that any “network platform operators” holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC published the Network Data Security Management Regulations for public comments, which among others further requires that a data processor who processes important data or who is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. Since the Revised Review Measures, the Network Data Security Management Regulations being drafted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

In addition, the Chinese government heavily regulates the online education industry, including relevant limitations on foreign investment, license and permit requirements for service providers in the online education industry. The General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education on July 24, 2021, which contains requirements and restrictions related to after-school tutoring services and thus negatively affects certain of our customers and investments in the education sector. We enable interactive online classes where students and teacher can interact via video calling or voice, and revenues generated from online education solutions represented a substantial portion of our total revenues in 2020 and 2021. The crackdown on online education industry had a relatively adverse impact on our business, operating results and financial condition in 2022, as reflected in a decrease in our total revenues for the same year.

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

The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations in China and the value of our ADSs. The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has significant oversight and discretion over the conduct of our business in China and may intervene with or influence our operations in China as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published policies that may adversely affect the internet industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding the internet industry that could further adversely affect our business in China, financial condition and results of operations. Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses” and “Item 4. Information on the Company—A. History and Development of the Company—Potential CSRC Approval Required for the Listing of our ADSs” for details. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We may be required to obtain and maintain permits and licenses to operate our business in China.

Our business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business, or the Catalog, which was revised and promulgated on June 6, 2019. Considering the products we offer and the way our services are provided to our customers, we were of the view that our business activities did not clearly fit into any current category under the Catalog, and there was no specific license that was expressly and completely applicable to our business under the Catalog. However, the RTE-PaaS industry is still at a nascent stage of development and the laws and regulations regarding licenses for value added telecommunication services in the PRC are continuously evolving. According to our verbal consultations with MIIT conducted on January 19, 2022 through official consultation channel, our business activities of provision of real-time engagement platforms are regarded as domestic multiparty communication services, a kind of value-added telecommunications services and thus, we are required to obtain the a value-added telecommunication business operation license with service scope for provision of domestic multi-party communication services, or the DMPC license. Though Zhaoyan has already obtained the DMPC license with national coverage on January 13, 2020 to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

Prior to 2022, the PCAOB was unable to inspect our auditor in relation to their audit work performed for our financial statements. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability to inspect will deprive our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the Chinese authorities until 2022, our auditor was historically uninspected by the PCAOB. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and the PCAOB vacated its prior determination made in December 2021 that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. This marks the first time that Chinese authorities allowed access for complete inspections and investigations meeting U.S. standards, as required under the Sarbanes-Oxley Act. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to have continued access for complete inspections and investigations in 2023 and beyond and we and investors of our ADSs would again be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Additionally, the delisting of the ADSs, or the threat of their being delisted, may nevertheless materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.

Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We were conclusively identified on May 26, 2022.

On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and vacated its prior determination made in December 2021 that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Additionally, whether the PCAOB will be able to conduct inspections or investigations completely of registered public accounting firms headquartered in China in the two consecutive years or at all, is subject to substantial uncertainty and depends on factors out of our or our auditor’s control. Uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to have continued access for complete inspections and investigations in 2023 and beyond. Therefore, the delisting of the ADSs, or the threat of their being delisted, may nevertheless materially and adversely affect the value of your investment.

If our ADS are delisted from the U.S. securities exchange and are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our ordinary shares on a non U.S. securities exchange or that a market for our ordinary shares will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, our PRC subsidiaries or the VIEs to liability or penalties, limit our ability to inject capital into our PRC subsidiaries and the VIEs or limit our PRC subsidiaries’ and the VIEs’ ability to increase their registered capital or distribute profits.

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

Mr. Zhao completed the initial SAFE registration pursuant to SAFE Circular 37 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, we may not be continuously aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, our PRC subsidiaries or the VIEs to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and the VIEs and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks could adversely affect our business, operating results and financial condition.

We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business.

We are a holding company and may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIEs for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiaries or the VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our WFOEs and the VIEs permit payments of dividends only out of its retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, our WFOEs and the VIEs are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of the VIEs to make remittance to the WFOEs and on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including making investments or acquisitions that could be beneficial to our businesses, paying dividends to our shareholders or otherwise funding and conducting our business.

The discontinuation of the preferential tax treatment available to us in China could adversely affect our business, operating results and financial condition.

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, the modified Enterprise Income Tax Law of the PRC, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a reduced enterprise tax rate of 15%. Shanghai Dayin and Zhaoyan are now qualified as HNTEs. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the SAT, on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, the Notice on Increasing the Proportion of Weighted Pre-tax Deduction for R&D Expenses issued by the MOF, the SAT and the Ministry of Science and Technology on September 20, 2018, and the Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of Integrated Circuit and Software Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT on December 11, 2020. In the event the preferential tax treatment for our PRC subsidiaries is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

We and our non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we or any of our non-PRC subsidiaries were to be considered a PRC resident enterprise, we or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on our or the subsidiary’s global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law of the PRC. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets.”

Dividends paid to our non-PRC investors and gains on the sale of our ADSs by our non-PRC investors may be subject to PRC tax.

Under the modified Enterprise Income Tax Law of the PRC and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of ADSs by such investors is subject to PRC tax at a current rate of 10% if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ADSs, may be treated as income derived from sources within the PRC and as a result may be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). If we are considered a PRC resident enterprise, any PRC tax described above may be reduced under applicable tax treaties or arrangements between jurisdictions. However, it is unclear whether holders of our ADSs would be able to obtain the benefit of income tax treaties or agreements entered into between China and their home jurisdictions. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was amended on October 17, 2017 and December 29, 2017 and partially replaced and supplemented previous rules under the Notice of the SAT on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37 also amends certain provisions in Bulletin 7, but does not touch upon other provisions of Bulletin 7, which remain in full force. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that our company should not be taxed under Bulletin 7 and SAT Circular 37, which could adversely affect our business, operating results and financial condition.

We are subject to restrictions on currency exchange.

A substantial portion of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries or VIEs. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the VIEs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and the VIEs, or to make additional capital contributions to our PRC subsidiaries.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to these PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to them is subject to the requirement of making necessary filings or registrations through enterprise registration system with relevant governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and was amended on December 30, 2019, in replacement of the Circular of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Supplementary Circular of the General Affairs Department of the State Administration of Foreign Exchange on Business Operational Issues Concerning Improving Administration for the Payment and Settlement of the Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 88, and the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Pilot Reform in Some Regions on Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprise, or Circular 36. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the offering, to our PRC subsidiaries and the VIEs, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIEs by means of capital contributions given the potential restrictions on foreign investment in the businesses that are currently conducted by the VIEs.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals in a timely manner, if at all, with respect to future loans to our PRC subsidiaries or the VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to the ADSs

The trading price of our ADSs has been and is likely continue to be volatile, which could result in substantial losses to investors holders of our ADSs.

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
•
changes in end-user and customer demand as end-users increase and decrease their time online due to the imposition or easing of stay-at-home, travel and other government mandates or changes in end-user or customer demand for our products in response to COVID-19;
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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2023, our chief executive officer beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 18.7% of our total issued and outstanding share capital and 82.1% of the aggregate voting power of our total issued and outstanding share capital, due to the disparate voting powers associated with our dual-class share structure. See the section of this annual report captioned “Share Ownership.”

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

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because Mr. Zhao, our chief executive officer and chairman, owns more than 50% of the aggregate voting power of our issued and outstanding share capital. If Mr. Zhao transfers shares to the Management Partnership, we may remain a controlled company even if Mr. Zhao ceases to be our employee, director or shareholder. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See the sections of this annual report captioned “Item 3. Key Information—D. Risk Factors Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act of the Cayman Islands (as Revised), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or obtain copies of the list of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. All of our current operations are conducted in China and the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. For example, in China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. See “—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigations or collect evidence within China,” and “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets” for risks associated with investing in us as a Cayman Islands company. Furthermore, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We believe we likely were a passive foreign investment company, or PFIC, for 2022, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2022 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2022 taxable year, we believe we likely were a PFIC for our 2022 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase. Further, even if the market price of our ADSs does increase, we could still be treated as a PFIC for any taxable year if it were determined that we are not treated as the owner of the VIEs for U.S. federal income tax purposes.

If we are or were a PFIC for any taxable year during which a U.S. investor holds or held an ADS or an ordinary share, and unless the U.S. Holder makes or has made a mark-to-market election (as described below in the section of this annual report captioned “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules,” certain adverse U.S. federal income tax consequences will generally apply to the U.S. investor, including increased tax liability on disposition gains and “excess distributions,” as well as additional reporting requirements. This will continue to be the case even if we cease to be a PFIC in a later taxable year, unless one of certain elections is made. See the section of this annual report captioned “Item 10. Additional Information–E. Taxation–U.S. Federal Income Tax Considerations–Passive Foreign Investment Company Rules.”

Item 4. Information on the Company

A. History and Development of the Company

Agora, Inc. was incorporated in November 2013 as an exempted company with limited liability in the Cayman Islands and has been listed on the Nasdaq Global Select Market under the symbol “API” since June 2020.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang, whose businesses are conducted through separate subsidiaries and variable interest entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is the leading Real-Time Engagement PaaS provider in the China market.

As of the date of this annual report, our principal subsidiaries and variable interest entities include the following entities:

•
Agora.IO Ltd, or Agora UK, a private company limited by shares incorporated in the United Kingdom and our wholly-owned subsidiary, which is a holding company of subsidiaries relating to our Agora business.
•
Agora Lab, Inc., or Agora Lab, a California corporation and a wholly-owned subsidiary of Agora UK, which provides services under our Agora business.
•
Agora.IO Singapore PTE. Ltd., or Agora Singapore, a private company limited by shares incorporated in Singapore and our wholly-owned subsidiary, which provides services under our Agora business.
•
Agora Labs India Private Limited, or Agora India, a private company incorporated in India and jointly owned by Agora Lab and Agora Singapore, which provides services under our Agora business.
•
ShengWang HongKong Limited, or ShengWang HK (previously known as Agora IO Hongkong Limited), a private company limited by shares incorporated in Hong Kong and our wholly-owned subsidiary, which is a holding company of subsidiaries and variable interest entities relating to our Shengwang business.
•
Shanghai Shengwang Technology Co., Ltd., or Shanghai Shengwang (previously known as Shanghai Jiyin Network Technology Co., Ltd.), a PRC limited liability company and a wholly-owned subsidiary of ShengWang HK, which provides services under our Shengwang business.
•
Shanghai Dayin Network Technology Co., Ltd., or Shanghai Dayin, a PRC limited liability company and a wholly-owned subsidiary of ShengWang HK, which provides services under our Shengwang business.
•
Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan, a PRC limited liability company. We, through Shanghai Dayin, have entered into certain contractual arrangements with Zhaoyan and Zhaoyan’s shareholders. See the section of this annual report captioned “Item 4. Information on The Company—C. Organizational Structure—Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders.” As a result of our contractual arrangements with Zhaoyan and Zhaoyan’s shareholders, we are the primary beneficiary of Zhaoyan, and, therefore, have consolidated the financial results of Zhaoyan in our consolidated financial statements in accordance with U.S. GAAP. Zhaoyan provides services under our Shengwang business. For more details, including risks associated with the VIE structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
•
API Investment Limited, or API Investment (previously known as Agora IO, Inc.), a Cayman Islands exempted company with limited liability and our wholly-owned subsidiary, which is a holding company of subsidiaries relating to certain of our long-term investments.

Our principal executive offices and the headquarters of our Shengwang business are located at Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road, Yangpu District, Shanghai, People’s Republic of China. Our telephone number at this address is +86-400-632-6626. The headquarters of our Agora business are located at 2804 Mission College Blvd, Santa Clara, California 95054, United States. Our telephone number at this address is +1-408-879-5885.

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our main website is www.agora.io for our Agora business and is www.shengwang.cn for our Shengwang business. The information contained on, or that can be accessed through, our main websites are not a part of, and are not incorporated by reference into, this annual report.

In February 2022, our board of directors authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months, which was extended for another 12 months by our board of directors in February 2023, with all other terms remaining unchanged. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

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

Potential CSRC Approval Required for the Listing of our ADSs

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the “Administrative Provisions, and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the “Filing Measures, or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023.

The Overseas Listing Trial Measures, among others, lays out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. It further requires that, subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application in submitted overseas. And upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. Given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy, (iv) the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof, or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Overseas Listing Trial Measures further stipulates that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC.

On the same day, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC which, among others, state that the companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures and the relevant guidelines.

According to above, we need file required documents with the CSRC regarding our future securities offerings and may be subject to additional compliance requirements.

B. Business Overview

People increasingly use real-time video or voice to interact and engage with others online. Traditionally, such engagement happens as standalone experiences in dedicated applications for video or voice conferencing. But increasingly, people are looking for contextual real-time video or voice engagement embedded in the application they are already using, rather than having to use another application for those functionalities. For example, businesses want to have full video and voice engagement functions in a remote working application to keep staff productive; shoppers in an e-commerce application want to see products and talk to sellers live; and users in a social application want to see and talk to their friends in real time. The potential opportunities for such contextual real-time video or voice engagement are extensive.

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

Our company was founded to solve these problems.

We want to empower every developer – whether working as a solo entrepreneur or as part of a larger organization – to leverage real-time engagement to create innovative products, elevate end user experiences and differentiate themselves from their competition. We provide developers simple-to-use, highly customizable and widely compatible application programming interfaces, or APIs, to embed real-time engagement functionalities into their applications without the need to develop the technology or build the underlying infrastructure themselves. The real-time data transmission is handled by our Software-Defined Real-Time Network, or SD-RTN, which is a virtual network overlay on top of the public internet. Using our proprietary algorithms, the SD-RTN continuously monitors and optimizes data transmission paths through the network to minimize latency and packet loss, enabling high quality real-time engagement across millions of concurrent end users.

Since the establishment of our Agora business in Santa Clara, California and our Shengwang business in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community. In 2022, we powered more than 650 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions, e-commerce, financial services, healthcare and IoT.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers, defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, exceeded 3,000 as of December 31, 2022. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Constant Currency Dollar-Based Net Expansion Rate, which was 163%, 100% and 106% for 2020, 2021 and 2022, respectively, excluding the impact of the acquisition of Easemob and regulation change in K12 academic tutoring sector in China.

Our total revenue grew by 25.8% from US$133.6 million in 2020 to US$168.0 million in 2021, then decreased by 4.4% to US$160.7 million in 2022. If excluding the impact of regulation change in K12 academic tutoring sector in China, our total revenue would have increased by 23.5% from US$127.8 million in 2021 to US$158.9 million in 2022. We recorded net loss of US$3.1 million, US$72.4 million and US$120.4 million in 2020, 2021 and 2022, respectively.

Our Platform

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

Our SDK contains all the software modules a developer needs to embed real-time engagement capabilities into an application, such as video and audio capturing, rendering, pre- and post-processing, encoding and decoding, packet loss compensation, as well as first- and last-mile transmission. With an open and modular architecture, our SDK breaks down the entire end-to-end transmission path into dozens of loosely coupled components with standardized interfaces for each module, so that developers can enjoy much more granular control over the media pipeline to create the optimal experience for their specific use case. Our SDK has comprehensive features and is easy to be integrated into applications across development frameworks with good documentation and simple codes. Our SDK is customizable based on the functionalities needed by the developer and runs on end users’ devices as part of the developer’s application.

The SD-RTN is a virtual network overlay on top of the public internet that handles real-time data transmission between end-user devices when using our SDK. The SD-RTN uses a full-mesh architecture and continually measures the transmission performance between each of the data centers. Because we have total control over every data center within the SD-RTN, we are able to use sophisticated algorithms to plan traffic and optimize routing within the SD-RTN with the local transmission situation taken into account. Such holistic routing optimization is not directly available on the public internet, as it is decentralized and managed by disparate network operators. As a result, the SD-RTN is able to achieve superior performance compared to the public internet in terms of latency and packet loss, which ultimately translates into elevated end-user experience.

Our Products

Our products include (i) Core Products, which consist of a range of products designed to deliver our key RTE capabilities, (ii) Extensions, which comprise various capabilities and tools to enable developers to launch RTE in specific use cases with enhanced end user experiences, and (iii) Application Platforms, which deploys our key RTE capabilities in low-code or no-code environment to help developers with little or no RTE expertise quickly develop products.

We offer our products to developers through a suite of simple-to-use, highly customizable and widely compatible APIs, which allows developers to easily and efficiently integrate key RTE functionalities into their proprietary applications by leveraging our products and capabilities as building blocks.

Core Products

•
Video Calling. Our Video Calling product enables real-time video interactions at up to 4K resolution among multiple end users. Our Video Calling product offers features such as adaptive compression according to network conditions, perceptual video coding and resolution enhancement. The SDK for Video Calling allows for seamless integration with third-party extensions and functions as well as deep customization of video resolution and layout.
•
Voice Calling. Our Voice Calling product enables real-time voice interactions among multiple end users. Our Voice Calling product offers features such as, active speaker detection, audio mixing, noise reduction, echo cancelation, surge control and voice effects.
•
Interactive Live Streaming. Our Interactive Live Streaming product enables real-time video and voice interactions that are synchronously streamed to up to millions of end users. At latency significantly lower than traditional CDN- powered live streaming experiences, our Interactive Live Streaming product makes it possible for developers to create innovative features in their applications where end users could truly have real-time engagement with hosts and among themselves. For use cases where ultra-low latency is not critical, we also offer a CDN-based live streaming product that optimizes transmission routes across major CDN networks globally, ensuring a more reliable experience for end users.
•
Chat. Our Chat product enables real-time instant messaging, both as a stand-alone instant messaging service and as an add-on functionality of other real-time engagement sessions, such as live streaming where end users could send comments on screen. Our Chat product provides comprehensive features such as rich-media messages, message translation, user presence and typing indicator, chat history export, content moderation, and much more.
•
Signaling. Our Signaling product provides a highly reliable and low latency service capable of delivering signals and commands to up to millions of concurrent recipients through the SD-RTN. For example, our Signaling product enables call invitations, bi-directional monitoring and messaging control between apps and devices like smart watches, home security cameras and other IoT devices.

Extensions

•
Analytics. Our Analytics product provides customers with the tools to track video and voice quality, performance and streaming usage. It provides full-cycle monitoring dashboard to developers so that they can quickly see trends, monitor potential issues and solve problems accordingly in real-time, thereby providing operational transparency and efficiency and enhancing end user experience.
•
Interactive Whiteboard. Our Interactive Whiteboard product enables developers to build online whiteboard where end users can present ideas, share multi-media content and collaborate on projects from multiple devices simultaneously. Our Interactive Whiteboard product provides an abundance of features, such as multi-window, file conversion and screenshots.
•
Recording. Our Recording product records and saves video and voice interactions, either on our platform or on servers designated by the developers. It enables a wide range of use cases such as session recording in our Interactive Live Streaming and Interactive Whiteboard products, regulatory compliance, record keeping and customer service quality evaluations.
•
AI Noise Suppression. Our AI-powered Noise Suppression algorithm can deal with over 100 types of background noises, such as keyboard clicks, fans, construction sounds, traffic noise, birds, vacuums and crying babies, which gives developers the flexibility to deliver the best noise suppression performance for their specific use cases. It also preserves the real-time experience with low latency, low power consumption and efficient processing modes.
•
3D Spatial Audio. Our 3D Spatial Audio technology allows users to perceive sound as coming from different locations and distance around them by updating in real-time all the sounds generated by users and the environment as they move inside the virtual space. It is a critical technology and an essential building block that delivers natural and immersive experiences to users in a virtual world.
•
Extensions Marketplace. Our Extension Marketplace is a one-stop shop offering a series of third-party solutions and services, such as featured extensions, video/audio modifiers and other tools, that can be easily incorporated into the developers’ own applications. Developed by our partners, these third-party solutions and services work as extensions on our products in specific use-case functionalities. For example, one extension enables real-time 3D masks, AR face filters and virtual background in group video chats to bring fun and immersive experiences. Another extension provides real-time speech recognition and transcription, together with conversation insights analysis. We believe the third-party solutions and services on our Extension Marketplace help us extend the value and accelerate the adoption of our platform.

Application Platforms

•
Flexible Classroom. Flexible Classroom offers a low-code application Platform as a Service, or aPaaS, for education providers. Flexible Classroom combines video, voice, chat, signaling, whiteboard and recording functionalities into an integrated cloud-based solution, which allows developers with minimal coding capabilities to build and launch a full-featured online interactive teaching platform under their own brands with customized layout and differentiated user experience in a matter of minutes.
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

Technology and Infrastructure

We built our cloud-native platform to enable worldwide, real-time video and voice engagement and messaging for up to millions of concurrent users. The key components of our platform are our SDK and the SD-RTN.

•
Our SDK. Our SDK contains all the front-end software modules a developer needs to embed real-time engagement capabilities into an application. With an open and modular architecture, our SDK breaks down the entire end-to-end transmission path into dozens of loosely coupled components with standardized interfaces for each module, so that developers can enjoy much more granular control over the media pipeline to create the optimal experience for their specific use case. Our SDK has comprehensive features and is easy to be integrated into applications across development frameworks with good documentation and simple codes. Our SDK is customizable based on the functionalities needed by the developer and runs on end users’ devices as part of the developer’s application. Specifically, the key functions of these main modules include:
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

We have developed our SDK to be as compact as possible once embedded within an application, to ensure compatibility with major operating systems, development frameworks and programming languages, and a wide variety of phones, PCs and other connected devices, including relatively older and less sophisticated models.

•
SD-RTN. SD-RTN is our back-end infrastructure, is a virtual network overlay on top of the public internet based on proprietary algorithm. Our SD-RTN acts as a traffic controller that handles and routes real-time data transmissions between end user applications using our SDK. The public internet is an open and best effort network with no assurance of service quality. As data is transmitted, data packets pass through various segments managed by disparate network operators with their own routing protocols that do not always take into account the conditions of the other segments. The SD-RTN compensates for this absence of centralization with its virtual, software overlay. Because we have total control over every data center within our SD-RTN, we are able to optimize routing and plan traffic holistically.

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

Sales and Marketing

As of December 31, 2022, our Agora business had 95 employees in its sales and marketing team and our Shengwang business had 119 employees in its sales and marketing team. When a use case becomes sufficiently well-established, such as our Video Calling product in the social vertical, we deploy our respective sales teams to identify and actively approach similarly situated companies that could benefit from our products. For promising new use cases, we work with our customers and deploy our own engineers to assist with the integration of our products into their applications. This is a key element of our strategy to enable new use cases and accelerate usage of our platform and we do not usually charge customers for such services. Relying on their deep understanding of our products and solutions, our customers as well as the specific use cases, Agora’s and Shengwang’s sales teams not only respond to customer demand efficiently, but also help us define and build optimized offerings for the market.

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

Research and Development

Innovation is the heart of everything we do and we intend to continue to invest significant resources in our research and development capabilities. Our ability to deliver leading products depends on our rapid development of new technologies, features and functionality, and ensuring that our platform continues to deliver a high quality of service at all times. As of December 31, 2022, we had 591 employees in our global research and development team with extensive knowledge and experience in RTE technologies, representing 59.0% of our total employees. In 2020, 2021 and 2022, research and development expenses represented 53.1%, 59.1% and 55.3% of our operating expenses, respectively. During the same periods, research and development expenses represented 37.1%, 65.9% and 71.3% of our total revenue, respectively.

We actively respond to developers’ needs to drive positive end user experiences and our engineers aim to stay on the cutting edge of real-time engagement technologies. Our value proposition lies in helping developers bring innovative use cases to reality using our products because we ultimately share in their success.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights and our brand, we rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of March 31, 2023, we had 50 issued patents and 17 pending patent applications in the United States, 16 issued patents and 29 pending patent applications in China, four issued patents and seven pending patent applications in Europe and India. We own two and 83 trademarks in the United States and China, respectively.

Intellectual property laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and we may therefore be unable to protect our proprietary technology in certain jurisdictions. In addition, our products incorporate software components licensed to the general public under open source software licenses, which grant recipients broad permissions to use, copy, modify and redistribute the licensed software components, but which generally do not offer warranties, support, or other similar protections often provided with commercial software. Some open source software licenses include requirements that, under certain circumstances, require the distribution of software based on or derived from the open source software to be made available in source code form under the terms of an open source software license. As a result, inclusion of open source software in our products could limit the value of our intellectual property assets, or expose us to liability. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Business and Industry—Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.”

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress reviewed the submitted draft and approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020. The Foreign Investment Law replaces the three laws on foreign investment (the Wholly Foreign-owned Enterprise Law of the PRC, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

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

Regulations on Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List and the Industry Guidelines on Encouraged Foreign Investment, or the Encouraging Catalog, which were promulgated and were amended from time to time by the MOFCOM and the NDRC. The Negative List and Encouraging Catalog classify the industries into three categories with regard to foreign investment: (i) “encouraged”, (ii) “restricted” and (iii) “prohibited”.

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

In addition, foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign- Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and amended and issued on September 10, 2008 and on February 6, 2016. Pursuant to the FITE Regulations and the 2021 Negative List, subject to undertakings for opening telecommunication industries made by China for joining World Trade Organization, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except for e-commerce, domestic multiparty communications, store-and-forward and call centers. Furthermore, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business, and obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. The FITE Regulations was amended on March 29, 2022 and became effective on May 1, 2022, among which, the previous requirement on experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. In order to comply with PRC regulatory requirements, as of the date of this annual report, we operate a portion of our business through Zhaoyan, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

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

Regulation on Cybersecurity and Data Security

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022 and requires the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (1) where the data processor intends to provide important data overseas; (2) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (3) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which will take effect on June 1, 2023. It provides that the personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (1) it is not a critical information infrastructure operator; (2) it processes the personal information of less than 1 million individuals; (3) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (4) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year and prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. Furthermore, the personal information handler shall, within 10 working days after the Standard Contract enters into effect, apply for filing with the cyberspace administration at the provincial level.

On September 12, 2022, the CAC issued Decision on Amending the Cybersecurity Law of the People's Republic of China (Draft), which mainly increases penalties for violations of network operation security, user personal information protection, critical information infrastructure security protection and network information security, and to make transferable provisions on specific liability provisions.

On December 8, 2022, the CAC promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation), or the Administrative Measures which became effective on January 1, 2023. According to the Administrative Measures, the data in the field of industry and information technology are divided into three levels, namely general data, important data and core data, based on the degree of hazard caused to national security, public interests or the legitimate rights and interests of individuals and organizations due to the tampering, destruction, leakage or illegal acquisition or illegal use of data. The data for the degree of hazard meeting any of the following conditions is important data: (1) posing threats to politics, land, military, economy, culture, society, science and technology, electromagnetism, network, ecology, resources, nuclear security, etc., and affecting overseas interests, biology, outer space, polar region, deep sea, artificial intelligence and other key fields related to national security; (2) having a serious impact on the development, production, operation and economic interests of the field of industry and information technology; (3) causing major data security incidents or work safety accidents, with a serious impact on public interests or the legitimate rights and interests of individuals and organizations, with great adverse social impact; (4) triggering obvious cascading effects, with the scope of impact involving multiple industries, regions or multiple enterprises within an industry, or the impact lasting for a long time, and having a serious impact on the industrial development, technological progress, industrial ecology, etc.; and (5) other important data evaluated and determined by the MIIT. The data for the degree of hazard meeting any of the following conditions is core data: (1) posing serious threats to politics, land, military, economy, culture, society, science and technology, electromagnetism, network, ecology, resources, nuclear security, etc., and seriously affecting overseas interests, biology, outer space, polar region, deep sea, artificial intelligence and other key fields related to national security; (2) having a significant impact on the field of industry and information technology and the important backbone enterprises, critical information infrastructure, important resources, etc. thereof; (3) causing material damage to industrial production and operation, operation services of telecommunications network and Internet, development of radio business, etc., resulting in large-scale shutdown and production suspension, large-scale radio business interruption, large-scale network and service breakdown, loss of large amount of business handling capacity, etc.; and (4) other core data evaluated and determined by the MIIT. The data handlers in the field of industry and information technology, refer to industrial enterprises, software and information technology service providers, telecommunications business operators obtaining a license for operation of telecommunications business, entities using radio frequencies and stations and other subjects in the field of industry and information technology that independently determine handling purposes and handling methods in the data handling activities, shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record.

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

On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, or the Personal Information Protection Law, which became effective on November 1, 2021. The law aims at protecting the personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information. The law requires personal information processors to be responsible for its processing of personal information and take necessary measures to ensure the security of the personal information processed.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights and amended on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not (1) collect or use personal information of consumers without their consent, (2) unlawfully divulge, sell or provide personal information of consumers to others or (3) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

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

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and amended on January 30, 2013, which provides a software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council.

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

Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates. See the section of this annual report captioned “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulation—Regulations Related to Mergers and Acquisitions and Overseas Listings” of this annular report for details.

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

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were last amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993 and were last amended on October 28, 2011, collectively with the VAT Regulations, the VAT Law. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers providing value-added telecommunication services, a rate of 6% applies, according to the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which was jointly promulgated by the MOF and the SAT on March 23, 2016 and became effective on May 1, 2016, as amended.

On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, the taxable goods previously subject to VAT rates of 17% and 11% become subject to lower VAT rates of 16% and 10% starting from May 1, 2018.

Regulations on Employment

Labor Law and Labor Contract Law

The Labor Law, which was promulgated on July 5, 1994 and amended on December 29, 2018 and the Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

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

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the Circular 461, which was promulgated and took effective on August 24, 2009 and was amended on April 18, 2011. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments)) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”), or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023.

The Overseas Listing Trial Measures, among others, lays out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security and lays out the prohibited circumstances for overseas offering and listing. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. It further requires that, subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application in submitted overseas. And upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. Given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

The Overseas Listing Trial Measures further stipulates that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC.

On the same day, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC which, among others, state that the companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures and the relevant guidelines.

On February 24, 2023, the CSRC, the MOF, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Provisions, which took effect on March 31, 2023, regulating the secrets protection and archives administration behaviors relevant to the overseas listing.

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

C. Organizational Structure

We conduct our business through a number of operating entities in the U.S., China and other countries and regions as we continue to expand our global presence. The following diagram illustrates our corporate structure as of the date of this annual report, including primarily our significant subsidiaries and Zhaoyan(1):

(1)
Mr. Zhao, our founder, chief executive officer and chairman, holds 90% of the equity interests in Zhaoyan, and Ms. Yan Chen, an employee and a nominee shareholder, holds the remaining 10%.

We conduct our Agora business mainly through our subsidiaries in the U.S., the U.K., Singapore and India, and our Shengwang business mainly through our subsidiaries in China as well as Zhaoyan. In addition, we hold certain long-term investments mainly through API Investment. We have controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allow us to (1) exercise controlling financial interest over Zhaoyan, (2) receive substantially all of the economic benefits of Zhaoyan and (3) purchase all or part of the equity interests in Zhaoyan pursuant to exclusive call option exercisable when so permitted under PRC laws.

Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders

Below is a summary of the currently effective contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders.

Agreements that Provide us with Controlling Financial Interest over Zhaoyan

Share Pledge Agreement. Pursuant to the Share Pledge Agreement, dated June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders pledged and the joinder shareholder agrees to pledge all of their equity interests in Zhaoyan to Shanghai Dayin to guarantee their and Zhaoyan’s performance of their obligations under the contractual arrangements. In the event of a breach by Zhaoyan or Zhaoyan’s shareholders of contractual obligations under these agreements, Shanghai Dayin, as pledgee, will be entitled to dispose of the pledged equity interests in Zhaoyan. The shareholders of Zhaoyan also undertake that, during the term of the share pledge agreement, without the prior written consent of Shanghai Dayin, they shall not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests or increase the registered capital of Zhaoyan. If there is any increased registered capital pursuant to the terms of this agreement, such increased registered capital would also be deemed as pledged equity interest. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan, except for the joinder shareholder, have registered the pledge partially at the State Administration for Market Regulation on July 29, 2015 who shall further register the remaining in the future. The joinder shareholder shall register the pledge in the future.

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

Agreement that Allows us to Receive Economic Benefits from Zhaoyan

Exclusive Technology Consulting and Services Agreement. Under the Exclusive Technology Consulting and Services Agreement, dated as of June 18, 2015, by and between Shanghai Dayin and Zhaoyan, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, Shanghai Dayin has the exclusive right to provide to Zhaoyan consulting and services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. Shanghai Dayin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay Shanghai Dayin an annual service fee, which may only be adjusted with the approval of Shanghai Dayin and ShengWang HK. Unless otherwise agreed pursuant to the agreement, this agreement will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan; (2) Shanghai Dayin terminates the agreement because of Zhaoyan’s breach of the agreement; and (3) the termination of the term of operation of Zhaoyan.

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

Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by King & Wood Mallesons that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

D. Property, Plants and Equipment

The headquarters of our Shengwang business are in Shanghai, where we lease office space with an area of approximately 8,278 square meters. The headquarters of our Agora business are in Santa Clara, where we lease office space with an area of approximately 525 square meters.

We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

We entered into an agreement with the local government to acquire the land use rights for approximately 42,000 square meters of land in the riverside area of Yangpu District, Shanghai, China through an entity (the “Joint Venture”) established by us and two independent third parties. We hold a 46.39% equity interest in the Joint Venture. The aggregate consideration for acquiring the land use rights is approximately RMB2.5 billion. We plan to build a new headquarter on the premises for our business growth.

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

A. Operating Results

Overview

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang. Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service, or RTE-PaaS, industry. Shengwang is the leading RTE-PaaS provider in the China market.

We provide developers simple-to-use, highly customizable and widely compatible application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications without the need to develop the technology or build the underlying infrastructure themselves. The real-time data transmission is handled by our Software-Defined Real-Time Network, or SD-RTN, which is a virtual network overlay on top of the public internet. Using our proprietary algorithms, the SD-RTN continuously monitors and optimizes data transmission paths through the network to minimize latency and packet loss, enabling high quality real time engagement across millions of concurrent end users.

Since the establishment of our Agora business headquartered in Santa Clara, California and our Shengwang business headquartered in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community. In 2022, we powered more than 650 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions, e-commerce, financial services, healthcare and IoT.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers (excluding the impact of the acquisition of Easemob), defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, exceeded 3,000 as of December 31, 2022. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Constant Currency Dollar-Based Net Expansion Rate (excluding the impact of the acquisition of Easemob and regulation change in K12 academic tutoring sector in China), which was 163%, 100% and 106% for 2020, 2021 and 2022, respectively.

We have achieved rapid growth in 2020, 2021 and 2022. Our total revenue grew by 25.8% from US$133.6 million in 2020 to US$168.0 million in 2021, and decreased to US$160.7 million in 2022. We recorded net loss of US$3.1 million, US$72.4 million and US$120.4 million in 2020, 2021 and 2022, respectively.

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

International Growth

A component of our growth strategy involves the further expansion of our operations and customer base worldwide. The majority of our revenue in 2020, 2021 and 2022 was generated from customers operating primarily in the PRC and United States. We expect to continue to expand our international go-to-market and collaboration efforts with ecosystem partners in other global markets in the future. Although the expansion of the reach of our platform and our global sales efforts will add increased complexity and costs to our business, we can create use case revenue synergies where we can leverage the experience we learned while developing certain use cases in a region to accelerate adoption in another region. Additionally, we can create use case cost synergies where we no longer need to re-invest into developing a use case in a region if there is already an existing use case that we have previously developed in another region.

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

Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the COVID-19 outbreak a public health emergency of international concern, and on March 11, 2020, the World Health Organization declared the global COVID-19 outbreak a pandemic. COVID-19 continues to impact countries worldwide, including where our customers and their end users are located, and in Shanghai, China and Santa Clara, California, United States, the location of our dual-headquarters. During the ongoing COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while imposing significant restrictions on traveling and social gatherings.

While the long-term impact of COVID-19 is uncertain, during the first quarter of 2020 we experienced significant usage and revenue growth, as people spent more time learning, gaming and otherwise interacting online due to work, school, travel and other restrictions. We also observed increases in the number of developers and active applications. On the other hand, the increased online activity generated higher demand for bandwidth and servers in general, which led to increases in their prices, which offset the mix shift towards higher priced products and resulted in relatively flat gross margin.

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

Even prior to the imposition of COVID-19 related restrictions, we conducted a significant portion of our sales and customer support activities remotely, although certain marketing activities that have historically occurred offline, such as our AllThingsRTC Conference in the United States, have been canceled, postponed or moved online. In addition, our research and development personnel remained productive despite having to work from home. While COVID-19 has not materially adversely impacted our operations, the impact of COVID-19 on our ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity or potential resurgence of the outbreak and its impact on customers, end users and the macroeconomic environment as a whole. Existing and potential customers may choose to reduce or delay technology investments in response to COVID-19, or attempt to re-negotiate contracts and obtain concessions, which may materially and negatively impact our operating results, financial condition and prospects.

At the same time, we believe that COVID-19, if not put into an end across the globe, will accelerate end users’ shift towards RTE applications. To capture this market opportunity, we intend to continue to invest in the development of market-leading products, maintain and expand our grassroots developer outreach and targeted sales efforts to larger organizations, customer support, our platform and international expansion. However, there continues to be significant uncertainties associated with COVID-19, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the pandemic and further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and these investments may not generate the expected results.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The COVID-19 situations have been evolving quickly and continuously, and as of the date of this annual report, we cannot predict with any clarity as to whether and to what extent the COVID-19 situation will deteriorate, whether lockdowns and other restrictive measures will be implemented in the future, and whether and to what extent our business, operations and financial condition will further suffer as a result. Moreover, it remains difficult to predict the full impact of COVID-19 on the broader economy and how consumer behavior may change, and whether such change is temporary or permanent.

Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from COVID-19. The PRC government has gradually lifted restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal levels nationwide. We are nonetheless closely monitoring the development of COVID-19 and continuously evaluating any potential impact on our business, results of operations and financial condition.

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

	Year Ended December 31,
	2020	2021	2022
	(in US$ thousands, except for percentage)
Dollar-Based Net Expansion Rate (1)(2)	163%	104%	104%
Constant Currency Dollar-Based Net Expansion Rate (1)(2)	163%	100%	106%
Active customers (1)	2,095	2,670	3,066
Adjusted EBITDA	11,243	(33,290)	(56,644)
Free cash flow	(6,314)	(32,211)	(56,503)

(1)
To present these key operating and financial metrics on a comparable basis, we have excluded the impact of the acquisition of Easemob where indicated.
(2)
To present these key operating and financial metrics on a comparable basis, we have excluded the impact of the regulation change in K12 academic tutoring sector in China where indicated.

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

Our Dollar-Based Net Expansion Rate measures our ability to increase revenue generated from our existing customer base. To calculate Dollar-Based Net Expansion Rate for a given 12 month period, we first identify all customers in the prior 12 month period, then calculate the quotient from dividing the revenue generated from such customers in the given 12 month period by the revenue generated from the same group of customers in the prior 12 month period. We calculate our Dollar-Based Net Expansion Rate on a 12 month-over-12 month basis because our revenue is subject to fluctuations from quarter to quarter, such as in the first half of 2020 when we experienced a spike in the usage of our products as a result of demand for online real-time engagement spurred by COVID-19.

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

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes an item that we do not consider to be indicative of our core operating performance. Adjusted EBITDA is not a measure calculated in accordance with U.S. GAAP. See “– Non-GAAP Financial Measure” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measurement, for the periods presented.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash generated from (used in) operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth. Free cash flow is not a measure calculated in accordance with U.S. GAAP. See “—Non-GAAP Financial Measure” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to as net cash generated from (used in) operating activities, the most comparable U.S. GAAP measurement, for the periods presented.

Non-GAAP Financial Measure

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation and amortization, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill. We have provided a reconciliation below of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this annual report because it is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

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
•
Adjusted EBITDA does not consider interest income, other income and equity in income of affiliates;
•
Adjusted EBITDA does not reflect changes in exchange gain (loss) and investment income (loss);
•
Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;
•
Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation;
•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•
Adjusted EBITDA does not consider investing or financing activities and should not be considered as a measure of our liquidity; and

•
other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

A reconciliation of non-GAAP Adjusted EBITDA to net income (loss) is as follows:

	Year Ended December 31,
	2020	2021	2022
	(in US$ thousands)
Net income (loss)	(3,115)	(72,355)	(120,380)
Excluding:
Exchange gain (loss)	(66)	558	(5,021)
Interest income	2,704	8,353	9,636
Investment loss	—	(1,659)	(8,813)
Other income	—	1,597	—
Equity in income of affiliates	—	329	244
Income taxes	(562)	(840)	(663)
Depreciation and amortization	(4,460)	(8,281)	(9,497)
Share-based compensation expenses	(11,974)	(31,481)	(32,363)
Financing related expenses	—	—	(2,166)
Acquisition related expenses	—	(5,780)	(928)
Impairment of goodwill	—	—	(11,941)
Amortization expense related to intangible assets acquired through business acquisitions	—	(1,861)	(2,224)
Adjusted EBITDA	11,243	(33,290)	(56,644)

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash generated from (used in) operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth. Free cash flow is not a measure calculated in accordance with U.S. GAAP. See “—Non-GAAP Financial Measure” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to as net cash generated from (used in) operating activities, the most comparable U.S. GAAP measurement, for the periods presented.

The following table sets forth a reconciliation of free cash flow to net cash generated from operating activities, as well as information regarding net cash used in investing activities and net cash provided by financing activities, for each of the periods indicated.

	Year Ended December 31,
	2020	2021	2022
	(in US$ thousands)
Net cash generated from (used in) operating activities	6,564	(20,000)	(52,380)
Purchases of property and equipment	(12,878)	(12,211)	(4,123)
Free cash flow	(6,314)	(32,211)	(56,503)

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

•
Research and Development. Our research and development expenses consist primarily of personnel costs for research and development personnel, third-party software testing services and an allocation of general overhead expenses. Except for immaterial capitalized internal-use software development costs in 2021 and 2022, all development costs have been expensed as incurred.

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

Hong Kong

Our subsidiary, ShengWang HongKong Limited (previously known as Agora IO Hongkong Limited), is incorporated in Hong Kong and is subject to Hong Kong profit tax at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries and the VIEs in the PRC are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law, the standard enterprise income tax rate is 25%. Entities qualifying as High and New Tech Enterprises enjoy a preferential tax rate of 15%. Enterprises recognized as Software Enterprises enjoy a tax holiday consisting of a two-year exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Shanghai Dayin has been accredited as a software enterprise company since 2019. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment. Shanghai Dayin obtained its High and New Tech Enterprise certificate in 2022 and is entitled to preferential EIT rate of 15% for the years of 2022, 2023 and 2024. Zhaoyan obtained its High and New Tech Enterprise certificate in 2021 and is entitled to preferential EIT rate of 15% for the years of 2021, 2022 and 2023.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. The equity holders of our PRC operating subsidiaries who are incorporated in Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future, require us to provide relevant materials and to cooperate with the investigations, and we may be required to recover taxes and to assume the liabilities for deferred tax payment.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

United States

Our subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements and adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2020, 2021 and 2022.

United Kingdom

Our subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 17%.

Singapore

Our subsidiary in Singapore is subject to the corporate income tax rate of 17% for the year ended December 31, 2020, 2021 and 2022.

India

Our subsidiary in India is subject to the India corporate income tax rate of 25.17%.

Results of Operations

The following tables set forth our results of operations in 2020, 2021 and 2022 and express the relationship of certain line items as a percentage of total revenue for those periods.

The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Real-time engagement service revenues	131,149	98.2	159,943	95.2	152,886	95.2
Other revenues	2,415	1.8	8,039	4.8	7,784	4.8
Total revenues	133,564	100.0	167,982	100.0	160,670	100.0
Cost of revenues	(47,199)	(35.3)	(63,975)	(38.1)	(61,247)	(38.1)
Gross profit	86,365	64.7	104,007	61.9	99,423	61.9
Operating expenses:
Research and development expenses	(49,494)	(37.1)	(110,666)	(65.9)	(114,502)	(71.3)
Sales and marketing expenses	(25,724)	(19.3)	(46,276)	(27.5)	(53,769)	(33.5)
General and administrative expenses	(18,010)	(13.5)	(30,326)	(18.1)	(38,671)	(24.1)
Total operating expenses	(93,228)	(69.8)	(187,268)	(111.5)	(206,942)	(128.8)
Other operating income	1,672	1.3	2,568	1.5	3,697	2.3
Impairment of goodwill	—	—	—	—	(11,941)	(7.4)
Loss from operations	(5,191)	(3.9)	(80,693)	(48.1)	(115,763)	(72.1)
Exchange gain (loss)	(66)	—	558	0.3	(5,021)	(3.1)
Interest income	2,704	2.0	8,353	5.0	9,636	6.0
Investment loss	—	—	(1,659)	(1.0)	(8,813)	(5.5)
Other income	—	—	1,597	1.0	—	—
Loss before income taxes	(2,553)	(1.9)	(71,844)	(42.8)	(119,961)	(74.7)
Income taxes	(562)	(0.4)	(840)	(0.5)	(663)	(0.4)
Equity in income of affiliates	—	—	329	0.2	244	0.2
Net loss	(3,115)	(2.3)	(72,355)	(43.1)	(120,380)	(74.9)

Comparison of Years Ended December 31, 2021 and 2022

Revenue

	Years Ended December 31,		Change
	2021	2022	US$	%
	(in US$ thousands, except for percentages)
Total revenues	167,982	160,670	(7,312)	(4.4)

The decrease in total revenues in 2022 was primarily due to significant decrease in usage from the K12 academic tutoring sector in certain market following regulatory changes, which were offset in part by our business expansion and usage growth in other sectors and regions.

Cost of Revenues; Gross Margin

	Years Ended December 31,		Change
	2021	2022	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues	63,975	61,247	(2,728)	(4.3)
Gross margin	61.9%	61.9%	—	—

The decrease in cost of revenues in 2022 was attributable to the decrease in bandwidth and co-location costs, which was in line with total revenues as a result of usage changes.

Gross margin was flat at 61.9% in 2022 and 2021.

Research and Development Expenses

	Years Ended December 31,		Change
	2021	2022	US$	%
	(in US$ thousands, except for percentages)
Research and development expenses	110,666	114,502	3,836	3.5
Percentage of total revenues	65.9%	71.3%	—	—

Of the increase in research and development expenses, US$7.6 million was due to increased employee wages and benefits expense as we continued to build our team in the first half of 2022, US$1.9 million was due to compensation expenses as we optimized and deducted of our global workforce in the second half of 2022, partially offset by US$1.7 million due to the decrease in share-based compensation and US$4.6 million due to the decrease of the acquisition related expense of Easemob and Netless.

Sales and Marketing Expenses

	Years Ended December 31,		Change
	2021	2022	US$	%
	(in US$ thousands, except for percentages)
Sales and marketing expenses	46,276	53,769	7,493	16.2
Percentage of total revenues	27.5%	33.5%	—	—

Of the increase in sales and marketing expenses, US$4.3 million was due to increased employee wages and benefits expense as we continued to build our sales and marketing team in the first half of 2022, US$0.7 million was due to compensation expenses as we optimized and deducted of our global workforce in the second half of 2022, US$1.3 million was due to the increase in share-based compensation.

General and Administrative Expenses

	Years Ended December 31,		Change
	2021	2022	US$	%
	(in US$ thousands, except for percentages)
General and administrative expenses	30,326	38,671	8,345	27.5
Percentage of total revenues	18.1%	24.1%	—	—

Of the increase in general and administrative expenses, US$3.0 million was due to an increase in employee wages and benefits expense, US$2.2 million was due to financing related expenses and US$1.2 million was due to the increase in share-based compensation.

Impairment of Goodwill

The US$11.9 million impairment of goodwill in 2022 was primarily due to the impairment related to Easemob as the financial performance of customer engagement cloud business fell below our original expectations, whereas there were no material transactions in 2021.

Exchange Gain (Loss)

The US$5.0 million exchange loss in 2022 was primarily due to the appreciation of the U.S. dollar against the Renminbi and an increase in the average balance of Renminbi-dominated cash and short-term investments held by ShengWang HongKong, whose functional currency is the U.S. dollar, compared to exchange gain of US$0.6 million in 2021.

Interest Income

The US$1.3 million increase in interest income was primarily due to the increase in interest rate.

Investment Loss

The US$7.2 million increase in investment loss was primarily due to the impairment of certain equity investments in the 2022.

Other Income

The US$1.6 million decrease in other income was primarily due to nil income of incentive payments from the depositary bank in 2022.

Comparison of Years Ended December 31, 2020 and 2021

See “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Comparison of Years Ended December 31, 2020 and 2021” beginning on page 98 of our Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 28, 2022 (Securities Act File No. 333-238960) incorporated by reference into this annual report.

Recent Accounting Policies

See Note 2(gg) to the audited consolidated financial statements included elsewhere in this annual report for additional information regarding recent accounting pronouncements.

B. Liquidity and Capital Resources

The following table shows our cash and short-term investments, accounts receivable and working capital as of the dates indicated:

	As of December 31,
	2020	2021	2022
	(in US$ thousands)
Cash and cash equivalents	111,218	285,668	45,673
Short-term investments	524,220	469,636	382,039
Accounts receivable, net	27,840	32,619	32,803
Working capital(1)	634,430	723,883	413,826

(1)
Working capital is defined as current assets less current liabilities.

As of December 31, 2022, our cash and cash equivalents include cash and time deposits which have original maturities of three months or less at the time of purchase and which were held for working capital purposes. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. In February 2022, our Board has authorized a share repurchase program under which we may repurchase up to US$200 million of the Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The share repurchase program authorized in February 2022 was further extended for another 12 months by our board of directors in February 2023, with all other terms remaining unchanged. As of December 31, 2022 and March 31, 2023, we had repurchased US$41.8 million of ADSs and US$61.3 million of ADSs, respectively, under the share repurchase program and is still authorized to use the remaining quota for repurchases within the term of the plan.

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

Source of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and private sales of equity securities. From our inception in 2013 through December 31, 2022, we have raised US$692.5 million of equity capital, net of share and option repurchases, in connection with such financings.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2020	2021	2022
	(in US$ thousands)
Net cash generated from (used in) operating activities	6,564	(20,000)	(52,380)
Net cash used in investing activities	(535,052)	(57,690)	(144,062)
Net cash provided by (used in) financing activities	533,638	251,937	(41,150)
Net increase (decrease) in cash, cash equivalents and restricted cash	5,615	174,526	(238,510)

Net Cash Generated from (Used in) Operating Activities

Net cash used in operating activities was US$52.4 million in 2022, as a result of net loss of US$120.4 million, a US$8.0 million increase in accounts receivable, which primarily resulted from the growth of our business and the timing of cash receipts from customers, a US$4.2 million decrease in operating lease liabilities, and a US$1.9 million decrease in accrued expenses and other liabilities. This was partially offset by a US$32.4 million increase in share-based compensation expenses, US$11.9 million increase in impairment of goodwill, US$9.5 million in depreciation and amortization, US$8.3 million increase in impairment of long-term investments, US$5.5 million increase in accounts payable, US$5.4 million in allowance for current expected credit losses, US$4.1 million in amortization of right-of-use asset and interest on lease liabilities,US$3.1 million increase in other non-current assets, US$2.3 million in amortization of intangible assets and US$1.4 million increase in advances from customers.

Net cash used in operating activities was US$20.0 million in 2021, as a result of net loss of US$72.4 million, a US$8.5 million increase in accounts receivable, which primarily resulted from the growth of our business and the timing of cash receipts from customers, and a US$4.0 million decrease in operating lease liabilities. This was partially offset by a US$31.5 million increase in share-based compensation expenses and US$14.1 million increase in accrued expenses and other liabilities, mainly due to an increase in accrued employee wages and benefits expense, US$4.8 million in allowance for current expected credit losses, US$8.3 million in depreciation and amortization, US$3.7 million in amortization of right-of-use asset and interest on lease liabilities and US$1.9 million in amortization of intangible assets.

Net cash generated from operating activities was US$6.6 million in 2020, as a result of net loss of US$3.1 million and a US$9.8 million increase in accounts receivable and a US$5.1 million increase in prepayments and other current assets, which primarily resulted from the growth of our business and the timing of cash receipts from customers. This was partially offset by a US$12.0 million increase in share-based compensation expenses and US$6.8 million increase in accrued expenses and other liabilities, mainly due to an increase in accrued employee wages and benefits expense, US$4.5 million in depreciation and amortization and a US$1.8 million increase in accounts payable.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment, land use right, short-term investments and long-term investments to support our overall business growth. Purchases of servers, network equipment and other hardware may vary from period-to-period due to timing of our expansion of our operations.

Net cash used in investing activities was US$144.1 million in 2022. This was attributable to US$563.4 million in purchase of short-term investments, primarily time deposits, US$171.6 in payment for land use right purchase, US$58.8 million in purchase of long-term investment, and US$4.1 million capital expenditures relating to purchase of servers, network equipment and other hardware, offset in part by US$646.7 million in proceeds from sale and maturity of short-term investments and US$7.0 million advance payment received for business disposal.

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

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was US$41.2 million in 2022, primarily due to US$41.1 million repurchase of Class A ordinary shares.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures were US$12.9 million, US$12.2 million and US$4.1 million in 2020, 2021 and 2022, respectively. Our capital expenditures were mainly used for purchases of servers, network equipment and other hardware. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2022.

	Payments Due by
	Total	Less than one year	One to three years
	(in US$ thousands)
Operating lease commitments	2,319	2,153	166
Contractual purchase obligations	7,568	7,568	—
Total	9,887	9,721	166

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

Holding Company Structure

Agora, Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiary in the United States, and our subsidiaries and VIEs in the PRC and our other international subsidiaries. As a result, our ability to pay dividends depends on dividends paid by Agora Lab, Shanghai Dayin and our international subsidiaries. If Agora Lab, Shanghai Dayin or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, the VIEs and subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our subsidiaries in the PRC and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in the PRC have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

D. Trend Information

COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, COVID-19 may materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding COVID-19, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information—D. Risk Factors” of this annual report.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Impairment of goodwill

Goodwill is not amortized but is tested for impairment on an annual basis in the fourth quarter at the reporting unit level, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative goodwill impairment test is performed to determine if the fair value of the reporting unit exceeds its carrying value. Under the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. If the reporting unit does not pass the qualitative assessment, we estimate its fair value and compares the fair value with the carrying value of its reporting unit, including goodwill. If the fair value is greater than the carrying value of its reporting unit, no impairment is recorded. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The impairment charge would be recorded to earnings in the consolidated statements of comprehensive loss. Additionally, our policy is to update the fair value calculation of its reporting units and perform the quantitative goodwill impairment test on a periodic basis.

Our judgment is required in the area of impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate.

Certain Reclassifications

We made certain update of our unaudited condensed consolidated financial statements as of December 31, 2022 contained in our earnings release published on February 28, 2023, including moving US$11.9 million impairment of goodwill from non-operating expense to operating expense, US$7.0 million from operating cash flow to investing cash flow, US$1.0 million from operating cash flow to financing cash flow and update weighted average number of ordinary shares.

Item 6. Directors, Senior Management and Employees

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Executive Officers
Bin (Tony) Zhao	52	Chief Executive Officer and Chairman
Sheng (Shawn) Zhong	57	Chief Technology Officer and Chief Scientist
Jingbo Wang	41	Chief Financial Officer
Ke (Stanley) Wei	42	Chief Strategy Officer
Roger Hale	55	Chief Security Officer
Non-Employee Directors
Qin Liu	50	Director
Tuck Lye Koh	51	Director
Eric He	63	Director
Steve Zhang	59	Director

Executive Officers

Mr. Bin (Tony) Zhao is our founder, Chief Executive Officer and Chairman. Mr. Zhao founded our company in November 2013. From December 2009 to March 2015, Mr. Zhao served as a director of YY, Inc. (later renamed JOYY Inc.), a video-based social network listed on the Nasdaq Stock Market. Mr. Zhao also served as chief technology officer of YY, Inc. from October 2008 to December 2013. Prior to joining YY, Inc., Mr. Zhao founded NeoTasks, LLC in 2004 and served as its chairman and chief technology officer until 2008. From 1997 to 2004, he served as a senior engineer at WebEx Communications Inc. where he was responsible for developing audio and video calling functions and designing backend architecture. Mr. Zhao received a bachelor’s degree in radio and electronics from Peking University in 1992. We believe Mr. Zhao’s perspective, experience and institutional knowledge as our founder and Chief Executive Officer qualifies him to serve on our board of directors.

Mr. Sheng (Shawn) Zhong has served as our Chief Scientist since January 2018 and as our Chief Technology Officer since September 2022. Mr. Zhong previously served as the chief executive officer of Hisense Microchip Company from January 2015 to December 2017, and as its chief technology officer from July 2012 to January 2015. Mr. Zhong was vice president of technology at Huaya Microelectronics (which was acquired by Hisense) from August 2009 to July 2012, and before Huaya, Mr. Zhong had previously held several technical roles at Broadcom Inc. from 1999 to 2009, where he designed algorithms and architectures for many generations of Broadcom chips for advanced video processing. Prior to Broadcom, he was a senior design engineer at LSI Corporation from 1997 to 1999 where he was responsible for developing digital video processing algorithms. Mr. Zhong holds more than 100 technology patents, of which more than 60 technology patents are in the United States. He was a key member of International Organization for Standardization (ISO)’s MPEG/JVT team, INCITS and IEEE, and has published more than 30 papers in the field of video processing and computer vision. Mr. Zhong received a bachelor’s degree in mathematics and PhD in applied mathematics from Peking University and was a post-doctorate research associate at the University of Maryland, College Park from 1996 to 1997.

Mr. Jingbo Wang has served as our Chief Financial Officer since January 2020. Prior to joining the Company, Mr. Wang served as a director and the chief financial officer of Qutoutiao Inc., an operator of mobile content platform previously listed on the Nasdaq Stock Market, from February 2018 to January 2020, and as the chief financial officer of Yintech Investment Holdings Limited, a provider of investment and trading services previously listed on the Nasdaq Stock Market, from October 2014 to February 2018. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014, with his last position being vice president in the corporate finance division. Mr. Wang has also served as an independent director of ATRenew Inc., a company listed on the New York Stock Exchange, since June 2021. Mr. Wang graduated from Tsinghua University with a bachelor’s degree in engineering in 2003. Mr. Wang graduated from the University of Hong Kong with a master’s degree in computer science in 2005 and was awarded a PhD degree in management studies from the Saïd Business School, University of Oxford, in 2010.

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

Mr. Roger Hale has served as our Chief Security Officer since April 2022. Mr. Hale has more than 25 years of technology experience and 15 years of information security, risk and privacy experience. Mr. Hale was the Vice President and Chief Security Officer for BiglD, a data discovery and protection start-up, from February 2020 to March of 2022. Previously, Mr. Hale was the Vice President and Chief Information Security Officer at Informatica, a global enterprise cloud data management company, from January 2017 to September 2019. Prior to Informatica, Mr. Hale brought his experience to various technology companies including Inkling Systems, Lending Club, Symantec, and Brocade Communications.

Non-Employee Directors

Mr. Qin Liu has served as our director since December 2014. Mr. Liu co-founded 5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Before co-founding 5Y Capital, Mr. Liu served in various roles, including as business development director for investment at Morningside IT Management Services (Shanghai) Co., Ltd., from July 2000 to November 2008. Mr. Liu has served as a director of Xiaomi Corporation (HKEx Stock Code: 1810) since May 2010. Mr. Liu has also served as a director of JOYY, Inc. (NASDAQ ticker: YY) since June 2008. Mr. Liu has also served as a non-executive director of XPeng Inc. (NYSE ticker: XPEV, HKEx, Stock Code: 9868) since September 2019. Mr. Liu previously served as a director of Xunlei Limited (NASDAQ ticker: XNET) from September 2005 to April 2020. Mr. Liu received a bachelor’s degree in industrial electrical automation from the University of Science and Technology Beijing in July 1993, and a master’s degree in business administration from China Europe International Business School in April 2000.

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

Mr. Eric He has served as an independent director and audit committee chairman of Agora Inc. (Nasdaq: API) since June 2020, a global leader in real-time engagement platform-as-a-services. Mr. He has also served as an independent director and audit committee chairman of Bilibili (Nasdaq: BILI) since March 2018, a leading video community in China often dubbed as “Chinese YouTube”. He has also served as an independent director of 51job (Nasdaq: JOBS) since July 2014, a leading provider of integrated human resource services in China. From 2004 to 2017, Mr. He had successfully led three Chinese internet IPOs in Nasdaq and NYSE. Mr. He had served as chief financial officer of JOYY Inc. (Nasdaq: YY) from August 2011 to April 2017. He had served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He was elected as the outstanding CFO in 2007 in China by CFO Magazine. He had served as chief strategy officer of Ninetowns Internet Technology Group from March 2004 to March 2007. Prior to his China endeavor, Mr. He had gained and accumulated 18-year financial and capital markets experience in the US and in Taiwan working for world renowned organizations, such as, Fidelity Research & Management, Merrill Lynch and AIGIC, etc. Mr. He received a MBA degree from Warton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Mr. Steve Zhang has served as our director since December 2022. Mr. Zhang has over 30 years of experience in the global information technology industry. Mr. Zhang served as Chief Executive Officer of 21Vianet Group, Inc. (currently known as “VNET”), a leading carrier-neutral internet data center provider listed on the Nasdaq Stock Market, from October 2015 to June 2018. Mr. Zhang previously served in various senior level positions at AsiaInfo Technologies Limited, a leading provider of IT solutions and services in the telecommunications industry, from 1999 to 2014, with his last position being President and CEO from 2005. Prior to AsiaInfo, Mr. Zhang worked for ten years in various IT companies in Silicon Valley, including Sun Microsystems and Hyperion Solutions. Mr. Zhang received his master’s degree in computer science from Rice University, his doctorate’s degree in information science from the University of Pisa, and his bachelor’s degree in science from Tsinghua University.

B. Compensation

Compensation of Directors and Executive Officers

In 2022, the aggregate cash compensation to our directors and executive officers was approximately US$0.9 million. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Employee Stock Purchase Plan

In June 2020, our board of directors adopted and our shareholders approved our Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in the ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals. As of December 31, 2022, we had not granted any awards under the ESPP.

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

2014 Equity Incentive Plan

The 2014 Plan was originally adopted in August 2014 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2014 Plan was amended in February 2020. The maximum aggregate number of our ordinary shares reserved for issuance pursuant to the 2014 Plan is equal to 41,541,963, subject to certain adjustments as provided for in the 2014 Plan.

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

Transfer Restrictions

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (1) by will, (2) by the laws of descent and distribution, (3) to an entity or individual acceptable to the administrator of the 2014 Plan and such transfer will not have adverse accounting consequences, or (4) as permitted by Rule 701 of the Securities Act.

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

2018 Equity Incentive Plan

In January 2020, as part of the Corporate Reorganization, we assumed all awards granted by API Investment Limited (previously known as Agora IO, Inc.) pursuant to the 2018 Plan first adopted by API Investment Limited in January 2019. As a result of the assumption, all shares subject to options granted thereunder become an equal number of shares of Agora, Inc. instead of shares of API Investment Limited, but the assumption did not otherwise affect the number of options granted, the shares subject to the options, the exercise price of each award, the vesting commencement date or schedule, or the other terms and conditions in the respective award agreements. In connection with the assumption, the 2018 Plan was terminated, and accordingly no further options will be available for issuance under the 2018 Plan. The 2018 Plan will continue to govern outstanding awards granted thereunder.

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

In 2022, no awards have been granted to our directors and executive officers under the 2018 Plan.

As of December 31, 2022, awards to purchase 38,102,889 Class A ordinary shares under our equity incentive plans had been granted and outstanding.

The following table summarizes, as of December 31, 2022, the outstanding awards granted under our share incentive plans to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Number of Ordinary Shares
Name	Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng (Shawn) Zhong	* *	US$0.10 US$0.00	March 30, 2018 August 19, 2021	March 29, 2028 August 18, 2031
Jingbo Wang	* * *	US$0.10 US$0.10 US$0.00	February 12, 2020 June 17, 2020 November 28, 2022	February 11, 2030 June 16, 2030 November 27, 2032
Ke (Stanley) Wei	* *	US$0.10 US$0.10	March 29, 2021 August 19, 2021	March 28, 2031 August 18, 2031
Roger Hale	*	US$0.00	June 30, 2022	June 29, 2032
Eric He	* *	US$0.10 US$0.00	June 17, 2020 November 28, 2022	June 16, 2030 November 27, 2032
Steve Zhang	*	US$0.00	November 28, 2022	November 27, 2032

* Represents less than 1% of our total outstanding shares.

In November 2020, our management adopted and our board of directors approved the VPP Program to supplement our equity incentive plans. The VPP program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. The term of each VPP will be stated in the award agreement; provided, however, that the VPPs will be entitled to no more than four years of our annual adjusted profit sharing and retained profit sharing from the effective date thereof. Unless determined otherwise by the administrator, VPPs may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner. As of December 31, 2022, we had granted a certain number of VPPs, which may be settled by cash or shares. See Note 18 to our audited consolidated financial statements included elsewhere in this annual report.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. Liu, Koh, He and Zhang, representing four of our five directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of the Nasdaq Stock Market. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.

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

We rely on certain of the exemptions provided to controlled companies under the corporate governance rules of the Nasdaq Stock Market. We do not have an entirely independent nominating and corporate governance committee and may not perform annual performance evaluations of the nominating and corporate governance committee until such time as we are required to do so. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.” Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.”

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. He, Liu and Zhang. Mr. He is the chairperson of our audit committee. Our board of directors has determined that each of Messrs. He, Liu and Zhang satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. Our board of directors has also determined that Mr. He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. He, Koh and Zhang. Mr. Zhang is the chairperson of our compensation committee. Our board of directors has determined that each of Messrs. He, Koh and Zhang satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Officers

For as long as Much ado Limited and its affiliates collectively hold such number of Class B ordinary shares that constitute not less than 5% of our issued and outstanding shares, our chief executive officer shall be entitled, through Much ado Limited and its affiliates, to appoint a majority of our directors and to remove or replace any such directors. Subject to the foregoing, our directors may be appointed by a resolution of our board of directors to fill a casual vacancy on the board of directors or as an addition to the board of directors or by an ordinary resolution of our shareholders.

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

Board Diversity

The board diversity matrix is set out below.

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	The People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	2	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

D. Employees

We had 842, 1,311 and 1,001 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, 854 of our employees were located in China, 94 were located in the United States and 53 were located in other countries. The following table sets forth the number of our employees categorized by function as of December 31, 2022:

Functions	Number of Employees
Research and development	591
Sales and marketing	214
Customer solutions and services	80
General and administrative (including executives)	116
Total	1,001

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 332,152,656 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2023.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers
Bin (Tony) Zhao(1)	13,709,441	76,179,938	22.0	82.8
Sheng (Shawn) Zhong	*	—	*	*
Jingbo Wang	*	—	*	*
Ke (Stanley) Wei	*	—	*	*
Qin Liu	—	—	—	—
Eric He	—	—	—	—
All directors and executive officers as a group	20,451,544	76,179,938	23.7	83.2
Principal Shareholders
Entities affiliated with Bin (Tony) Zhao(1)	13,709,441	76,179,938	22.0	82.8
Entities affiliated with 5Y Capital (2)	47,976,514	—	11.7	2.6
Susquehanna Securities, LLC(3)	27,539,688	—	6.7	1.5

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

(1)
Represents (a) 76,179,938 Class B ordinary shares beneficially owned by Much ado Limited; and (b) 7,267,029 Class A ordinary shares and 6,442,412 Class A ordinary shares (as represented by 1,610,603 ADSs) held by YY TZ Limited. Mr. Zhao is the sole director of Much ado Limited and YY TZ Limited and, as such, has discretionary authority to vote and dispose of the shares held by Much ado Limited and YY TZ Limited in our company. The registered address of Much ado Limited Trident Chambers, PO Box 146 Road Town, Tortola, British Virgin Islands, and the registered address of YY TZ Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
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
(3)
Represents 27,539,688 Class A ordinary shares (as represented by 6,884,922 ADSs) beneficially owned by Susquehanna Securities, LLC, as reported in a Schedule 13G/A filed by such person on February 10, 2023. The address of the principal business office of Susquehanna Securities, LLC is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

To the Company’s knowledge, as of March 31, 2023, a total of 233,619,828 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 70.4% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

Lease Agreement

We are party to a renewable lease agreement under which we rent office space from an entity that is under common control of Mr. Zhao, our chief executive officer and chairman. In 2020, 2021 and 2022, we paid rent to this entity of US$202 thousand, US$216 thousand and US$207 thousand, respectively. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Selected Global Market under the symbol “API” since June 26, 2020. Each ADS represents four Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed for trading on the Nasdaq Global Select Market under the symbol “API” since June 26, 2020.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association filed as Exhibit 3.2 to our registration statement on Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which was amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

If the PRC tax authorities determine that Agora, Inc. is a PRC resident enterprise for enterprise income tax purposes or if dividends we pay to our shareholders are otherwise treated as sourced from within the PRC, we may be required to withhold a 10% withholding tax from such dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders if we are determined to be a PRC resident enterprise or if such dividends or gains are otherwise treated as sourced from within the PRC. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (which in the case of dividends may be withheld at source). It is possible that any PRC tax liability may be reduced under an applicable treaty, but it is unclear whether non-PRC shareholders and ADS holders of Agora, Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC if Agora, Inc. is treated as a PRC resident enterprise.

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
•
persons who hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2022 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2022 taxable year, we believe we likely were a PFIC for our 2022 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase. Further, even if the market price of our ADSs does increase, we could still be treated as a PFIC for any taxable year if it were determined that we are not treated as the owner of the VIEs for U.S. federal income tax purposes.

If we are or were a PFIC for any taxable year during which a U.S. Holder holds or held the ADSs or ordinary shares, and unless the U.S. Holder makes or has made a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (1) any excess distribution that we make to the U.S. Holder (which generally means distributions paid during a taxable year to a U.S. Holder to the extent greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (2) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

If we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, the PFIC rules discussed above generally will continue to apply to the U.S. Holder even if we cease to be a PFIC for subsequent taxable years. However, if we are a PFIC for any taxable year and then cease to be a PFIC for a later taxable year, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a “deemed sale” election, under which gain will be recognized as if the U.S. Holder’s ADSs or ordinary shares were sold on the last day of the last taxable year during which we were a PFIC. U.S. Holders are urged to consult their tax advisors about this election if we are a PFIC for any taxable year.

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

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

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

We do not intend to make distributions with respect to our ADSs or ordinary shares. Distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld), other than certain pro rata distributions of Class A ordinary shares, out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder in the case of ordinary shares, or by the depositary in the case of ADSs. Because we do not determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that any distribution we pay generally will be reported to U.S. Holders as dividends. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a preferential rate if certain conditions are met (including a minimum holding period and other requirements). However, this preferential rate for “qualified dividend income” will not apply if we are a PFIC or (as discussed above) are treated as a PFIC with respect to a U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of this preferential rate in general and in their particular circumstances.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding taxes. The U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC taxes withheld from dividends (at a rate not in excess of the applicable Treaty rate) may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles. We have not determined whether the PRC income tax system meets these requirements. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction in respect of such withholding, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-238960), as amended, and a prospectus under the Securities Act with respect to our Class A ordinary shares represented by our ADSs.

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

J. Annual Report to Security Holders

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

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB65.5 million. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a change of our holding U.S. dollar equivalents of US$0.9 million for cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2022, we received reimbursement in the amount of nil from the depositary.

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

For the period from June 25, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used approximately 20% of the net proceeds received from our initial public offering and the concurrent private placement for research and development, marketing and branding, investment in technology infrastructure as well as for working capital and other general corporate purposes.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the supervision and participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act, as of December 31, 2022. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Securities Exchange Act of 1934, as amended. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has also determined that Mr. He qualifies as an “audit committee financial expert” as defined by SEC rules, and that he satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 promulgated under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, PricewaterhouseCoopers Zhong Tian LLP, for the years ended December 31, 2021 and 2022, respectively. Save as disclosed below, we did not pay any other fees to PricewaterhouseCoopers Zhong Tian LLP during the periods indicated below.

	2021		2022
	US$	RMB	US$	RMB
	(in thousands)
Audit fees(1)	1,436	9,201	1,115	7,502
Tax fees(2)	51	330	—	—

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2022, our board of directors has authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months, which was extended for another 12 months by our board of directors in February 2023, with all other terms remaining unchanged. As of December 31, 2022 and March 31, 2023, we had repurchased US$41.8 million of ADSs and US$61.3 million of ADSs, respectively, under the share repurchase program and is still authorized to use the remaining quota for repurchases within the term of the plan. The table below is a summary of the ADSs repurchased by us during the 2022 fiscal year and up to March 31, 2023.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$)
February 2022	41,350	11.41	41,350	199,528,269
March 2022	827,900	9.15	827,900	191,956,192
April 2022	1,563,709	7.46	1,563,709	180,289,153
September 2022	873,876	3.96	873,876	176,827,730
October 2022	1,531,410	3.19	1,531,410	171,940,270
November 2022	2,030,719	3.07	2,030,719	165,701,460
December 2022	2,090,787	3.57	2,090,787	158,233,862
January 2023	636,411	4.16	636,411	155,585,239
February 2023	1,629,762	3.91	1,629,762	149,220,849
March 2023	3,136,244	3.34	3,136,244	138,732,728

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards. While we voluntarily follow most Nasdaq corporate governance standards, we do not intend to follow the Nasdaq rule below:

•
Rule 5620(a) requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we did not hold an annual meeting of shareholders in 2022. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require shareholders’ approvals.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021.Our registered public accounting firm is headquartered in mainland China. As of the date of this annual report and to our best knowledge:

(i)
none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;
(ii)
none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;
(iii)
none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and
(iv)
our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

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

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3**	Submission under Item 16.I.(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document) Inline XBRL document)

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

Date: April 26, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agora, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Agora, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment assessment of Easemob reporting unit

As described in Note 2(n), 9 and 15 to the consolidated financial statements, the Company’s consolidated goodwill balance was $31.9 million as of December 31, 2022, all associated with the Easemob reporting unit. Management conducted a goodwill impairment test at the Easemob reporting unit level as of December 31, 2022. As described in Note 15, a portion of the Easemob reporting unit is to be disposed to a third party. Management estimated the fair value of Easemob reporting unit using the combination of: (i) the agreed selling price, and (ii) the estimated fair value for the portion of the reporting unit to be retained by the Company which was based on the income approach methodology involving significant judgements and estimates, including revenue growth, gross margin, operating expenses, terminal growth rate and discount rate. Based on the result of the goodwill impairment testing as of December 31, 2022, the Company recognized a goodwill impairment of $8.9 million.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment of the Easemob reporting unit is a critical audit matter are (i) the significant judgements by management when developing the fair value measurement of the Easemob reporting unit; (ii) a high degree of auditor judgement, subjectivity, and effort in performing our procedures and in evaluating management’s cash flow projections and significant assumptions, including revenue growth, gross margin, operating expenses, terminal growth rate and discount rate for the portion of the Easemob reporting unit to be retained; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment process, including internal controls over the valuation of the Company’s reporting unit. These procedures also included, among others, (i) testing management’s determination of the reporting unit and the process to estimate the reporting unit’s fair value; (ii) verifying the terms and disposal price agreed in the transaction documents for the portion of the reporting unit to be disposed; (iii) evaluating the appropriateness of the discounted cash flow model for the portion of reporting unit to be retained; (iv) testing the completeness, accuracy and relevance of underlying data used in the model; (v) evaluating management’s cash flow projections and significant assumptions including revenue growth, gross margin, operation expenses, terminal growth rate and discount rate by considering the (a) historical performance; (b) the consistency with relevant market and industry data; and (c) whether these assumptions were consistent with evidence obtained in other areas of the audit; and (vi) checking the mathematical accuracy of calculation details. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the Company’s income approach methodology and the reasonableness of certain significant assumptions, including the terminal growth rate and the discount rate.

Valuation of allowance for current expected credit losses – accounts receivable, net

As described in Notes 2(j) and 4 to the consolidated financial statements, the Company’s balance of accounts receivable, net of allowance for current expected credit losses of $9.9 million was $32.8 million as of December 31, 2022. The allowance is primarily based on expectations of credit losses driven by past customer collection history and future forecasts as well as macroeconomic factors, applied to customer pools, which pools are segmented based on credit risk characteristics such as geographic region and industry. Management also includes qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of current expected credit losses.

The principal considerations for our determination that performing procedures relating to the valuation of allowance for current expected credit losses is a critical audit matter are (i) the significant judgment and estimation by management in determining the allowance for current expected credit losses to adjust accounts receivable to the amount that will be collected, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management’s application of current and future macroeconomic factors and certain qualitative adjustments to the allowance for current expected credit losses applied to customer pools; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the allowance for current expected credit losses estimation process. These procedures also included, among others (i) evaluating the appropriateness of the valuation methodology and models used in management’s current expected credit loss estimates; (ii) testing the completeness and accuracy of the underlying data used in the models, including historical performance data and future forecasts used by management; (iii) evaluating management’s process for segmenting the customer pools; and (iv) evaluating the reasonableness of significant judgments made by management such as the impact current and future macroeconomic factors and qualitative adjustments. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the valuation methodology and models, and the impact of macroeconomic forecasts.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 26, 2023.

We have served as the Company’s auditor since 2017.

AGORA, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousand except share data, unless otherwise stated)

	As of December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	$285,668	$45,673
Short-term investments	469,636	382,039
Accounts receivable, net	32,619	32,803
Prepayments and other current assets	8,801	7,326
Contract assets	962	634
Held-for-sale assets	—	17,004
Total current assets	797,686	485,479
Non-current assets:
Property and equipment, net	19,194	12,946
Operating lease right-of-use assets	7,436	2,344
Intangible assets	6,697	2,727
Goodwill	56,142	31,928
Long-term investments	53,925	94,159
Prepayment for land use right	—	168,244
Other non-current assets	3,919	2,888
Total non-current assets	147,313	315,236
Total assets	$944,999	$800,715
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	5,309	10,103
Advances from customers	9,068	8,352
Taxes payable	2,435	1,867
Current operating lease liabilities	3,957	1,932
Accrued expenses and other current liabilities	53,034	47,011
Held-for-sale liabilities	—	2,388
Total current liabilities	73,803	71,653
Non-current liabilities:
Long term payable	495	55
Long-term operating lease liabilities	3,452	340
Deferred tax liabilities	988	407
Total non-current liabilities	4,935	802
Total liabilities	$78,738	$72,455
Commitments and contingencies (Note 22)
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 373,455,485 issued and outstanding as of December 31, 2021; 820,000,000 shares authorized, 386,297,589 shares issued and outstanding as of December 31,2022)	37	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31,2021 and 2022)	8	8
Additional paid-in-capital	1,099,369	1,134,704
Treasury shares at cost	—	(41,815)
Accumulated other comprehensive (loss) income	3,149	(7,994)
Accumulated deficit	(236,302)	(356,682)
Total shareholders’ equity	$866,261	$728,260
Total liabilities and shareholders’ equity	$944,999	$800,715

AGORA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousand except share data, unless otherwise stated)

	Year Ended December 31,
	2020	2021	2022
Real-time engagement service revenues	$131,149	$159,943	$152,886
Other revenues	2,415	8,039	7,784
Total revenues	133,564	167,982	160,670
Cost of revenues	(47,199)	(63,975)	(61,247)
Gross profit	86,365	104,007	99,423
Operating expenses:
Research and development expenses	(49,494)	(110,666)	(114,502)
Sales and marketing expenses	(25,724)	(46,276)	(53,769)
General and administrative expenses	(18,010)	(30,326)	(38,671)
Total operating expenses	(93,228)	(187,268)	(206,942)
Other operating income	1,672	2,568	3,697
Impairment of goodwill	—	—	(11,941)
Loss from operations	(5,191)	(80,693)	(115,763)
Exchange (loss) gain	(66)	558	(5,021)
Interest income	2,704	8,353	9,636
Investment loss (including impairment)	—	(1,659)	(8,813)
Other income	—	1,597	—
Loss before income taxes	(2,553)	(71,844)	(119,961)
Income taxes	(562)	(840)	(663)
Equity in income of affiliates	—	329	244
Net loss	(3,115)	(72,355)	(120,380)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(6,715)	—	—
Less: accretion on convertible redeemable preferred shares to redemption value	(193,466)	—	—
Net loss attributable to Agora, Inc.’s ordinary shareholders	$(203,296)	$(72,355)	$(120,380)
Other comprehensive loss:
Foreign currency translation adjustments	2,929	1,307	(9,857)
Unrealized gain on debt securities	—	(99)	(1,286)
Total comprehensive loss attributable to Agora, Inc.’s ordinary shareholders	$(200,367)	$(71,147)	$(131,523)
Net loss per share attributable to Agora, Inc.’s ordinary shareholders—basic and diluted	(0.76)	(0.16)	(0.27)
Weighted average number of ordinary shares—basic and diluted	268,849,967	440,864,190	446,426,914
Share-based compensation expenses included in:	11,974	31,481	32,363
Cost of revenues	357	879	906
Research and development expenses	5,312	19,737	18,055
Sales and marketing expenses	2,061	4,843	6,140
General and administrative expenses	4,244	6,022	7,262

AGORA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousand except share data, unless otherwise stated)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Treasury shares at cost
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)
Balance as of January 1, 2020	119,074,382	$12	—	$—	—	$—	—	$—	$—	$(988)	$(126,316)	$(127,292)
Vesting of restricted shares (Note 18)	2,805,556	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense (Note 18)	—	—	—	—	—	—	—	—	8,521	—	—	8,521
Conversion of ordinary shares to Class A and Class B Ordinary Shares	(121,879,938)	(12)	45,700,000	4	76,179,938	8	—	—	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value (Note 16)	—	—	—	—	—	—	—	—	(158,949)	—	(34,516)	(193,465)
Conversion of convertible redeemable preferred shares to Class A ordinary shares (Note 17)	—	—	182,917,991	18	—	—	—	—	483,418	—	—	483,436
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), and over-allotment option, net of cost of issuance (Note 17)	—	—	80,500,000	8	—	—	—	—	373,630	—	—	373,638
Issuance of Class A ordinary shares upon the concurrent private placement (Note 17)	—	—	22,000,000	2	—	—	—	—	109,998	—	—	110,000
Net loss	—	—	—	—	—	—	—	—	—	—	(3,115)	(3,115)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	2,929	—	2,929
Shares issued as part of an acquisition (Note3)	—	—	84,634	—	—	—	—	—	850	—	—	850
Exercise of options	—	—	7,632,431	1	—	—	—	—	960	—	—	961
Balance as of December 31, 2020	—	$—	338,835,056	$33	76,179,938	$8	—	$—	$818,428	$1,941	$(163,947)	$656,463
Share-based compensation expense '(Note 18)	—	—	—	—	—	—	—	—	25,645	—	—	25,645
Issuance of Class A ordinary shares upon the private placement (Note 17)	—	—	20,000,000	2	—	—	—	—	249,948	—	—	249,950
Net loss	—	—	—	—	—	—	—	—	—	—	(72,355)	(72,355)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	1,307	—	1,307
Settlement of VPP (Note 18)	—	—	—	—	—	—	—	—	3,512	—	—	3,512
Unrealized gain on debt securities	—	—	—	—	—	—	—	—	—	(99)	—	(99)
Exercise of options	—	—	14,235,844	2	—	—	—	—	1,758	—	—	1,760
Vesting of RSUs	—	—	384,585	—	—	—	—	—	78	—	—	78
Balance as of December 31, 2021	—	$—	373,455,485	$37	76,179,938	$8	$0	$—	$1,099,369	$3,149	$(236,302)	$866,261
Share-based compensation expense (Note 18)	—	—	—	—	—	—	—	—	27,851	—	—	27,851
Net loss	—	—	—	—	—	—	—	—	—	—	(120,380)	(120,380)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(9,857)	—	(9,857)
Settlement of VPP (Note 18)	—	—	—	—	—	—	—	—	5,727	—	—	5,727
Share repurchase (Note 17)	—	—	—	—	—	—	(35,839,004)	(41,815)	—	—	—	(41,815)
Unrealized gain on debt securities	—	—	—	—	—	—	—	—	—	(1,286)	—	(1,286)
Exercise of options	—	—	10,511,776	1	—	—	—	—	857	—	—	858
Settlement of bonus liability with immediately vested RSUs	—	—	2,330,328	1	—	—	—	—	900	—	—	901
Balance as of December 31, 2022	—	$—	386,297,589	$39	76,179,938	$8	(35,839,004)	$(41,815)	$1,134,704	$(7,994)	$(356,682)	$728,260

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in US$ thousand except share data, unless otherwise stated)

	Year Ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net loss	$(3,115)	$(72,355)	$(120,380)
Share-based compensation expense	11,974	31,481	32,363
Allowance for current expected credit losses	1,365	4,828	5,391
Depreciation of property and equipment	4,460	8,281	9,497
Amortization of intangible assets	—	1,933	2,322
Deferred tax expense (benefit)	378	238	(336)
Amortization of right-of-use asset and interest on lease liabilities	—	3,724	4,064
Change in the fair value of investments	—	1,064	330
Interest income on debt securities	—	(295)	(401)
Equity in income of affiliates	—	(329)	(244)
Impairments of long-term investments	—	626	8,277
Impairment of goodwill	—	—	11,941
Return on investment from equity affiliates	—	329	—
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(11,154)	(8,513)	(8,033)
Contract assets	—	(240)	(564)
Prepayments and other current assets	(5,140)	(907)	(515)
Other non-current assets	(692)	(128)	3,146
Accounts payable	1,755	(734)	5,526
Advances from customers	335	878	1,371
Taxes payable	(450)	155	(391)
Operating lease liabilities	—	(3,995)	(4,212)
Deferred income	—	(102)	402
Accrued expenses and other liabilities	6,848	14,061	(1,934)
Net cash (used in) generated from operating activities	6,564	(20,000)	(52,380)
Cash flows from investing activities:
Purchase of short-term investments	(522,730)	(504,563)	(563,436)
Proceeds from sale and maturity of short-term investments	—	558,618	646,687
Purchase of long-term investments	—	(48,843)	(58,818)
Purchase of property and equipment	(12,878)	(12,211)	(4,123)
Prepayment for a long-term investment	—	—	(1,949)
Withdrawal of long-term investments	—	—	2,113
Deposit for land use right purchase	—	—	(34,159)
Withdrawal of deposit for land use right purchase	—	—	34,159
Prepayment for land use rights purchase	—	—	(171,592)
Purchase of intangible assets	—	(263)	—
Cash received from (paid for) an acquisition	556	(50,566)	—
Return of investment from equity affiliates	—	138	56
Advance payment received for business disposal	—	—	7,000
Net cash used in investing activities	(535,052)	(57,690)	(144,062)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	—	249,950	—
Repurchase of Class A ordinary shares	—	—	(41,135)
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of issuance costs of nil	50,000	—	—
Proceeds from the initial public offering and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	483,628	—	—
Proceeds from exercise of employees’ share options	10	2,042	1,096
Payment of financing cost	—	(55)	(2,111)
Deposits received for business disposal	—	—	1,000
Net cash (used in) provided by financing activities	533,638	251,937	(41,150)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	465	279	(918)
Net (decrease) increase in cash, cash equivalents and restricted cash	5,615	174,526	(238,510)
Cash balance recorded in held-for-sale assets	—	—	(1,488)
Cash, cash equivalents and restricted cash at beginning of year	105,683	111,298	285,824
Cash, cash equivalents and restricted cash at end of year	$111,298	$285,824	$45,826
Supplemental disclosure of cash flow information:
Income taxes paid	742	966	55
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	—	3,995	4,212
Right-of-use assets obtained in exchange for operating lease obligations	—	4,300	198
Non-cash financing and investing activities:
Accretion to redemption value of convertible redeemable preferred shares	193,466	—	—
Payables for property and equipment	2,293	373	227
Consideration payable for the acquisition	3,150	4,603	—
Proceeds receivable from exercise of employees’ share options	612	329	90
Deposits utilized for employees’ share option exercises	(339)	—	13
Payables for long-term investment	—	5,490	—
Payables for deferred financing cost	—	2,234	—
Payables for treasury shares, at cost	—	—	680

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

(b)
Reorganization and acquisitions

The Group commenced its operations in 2014 through Agora Lab, Inc. and Shanghai Zhaoyan Network Technology Co., Ltd. (“Zhaoyan”), both of which were established and controlled by Bin (Tony) Zhao (the “Founder”). In December 2014, Agora IO, Inc was formed as part of a reorganization through which the Company, Agora IO, Inc and their respective shareholders entered into a share swap arrangement resulting in the Company along with its subsidiary, Agora Lab, Inc., becoming Agora IO, Inc’s subsidiaries. Further, Agora IO Hongkong Limited and Shanghai Dayin Network Technology Co., Ltd. (“Dayin”) were established. The Group then entered into a series of contractual arrangements among Dayin, Zhaoyan and Zhaoyan’s shareholders in June 2015, and thereafter Zhaoyan became the variable interest entity of the Group (collectively referred to as the “Historical Reorganization”).

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

On February 28, 2021, the Company acquired 100% equity interests of Easemob, providing instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million (Note 3). There was a consolidated variable interest entity within the Easemob group structure that was acquired as part of the transaction, but the related financial statement balances and business volume are not material. On December 14, 2022, the Group entered into a definitive agreement to sell the customer engagement cloud business of Easemob to a third party, which was subsequently completed on February 1, 2023 (Note 15).

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

The Company’s principal subsidiaries and VIEs as of December 31, 2022 are as follows:

Principal Subsidiaries:	Date of Incorporation	Place of Incorporation	Percentage of direct/indirect economic interest	Principal Activities
Agora Lab, Inc.	January 13, 2014	California, United States	100%	Provision of services
API Investment Limited (formerly known as Agora IO, Inc)	December 2, 2014	Cayman Islands	100%	Investment holding
Shengwang Hongkong Limited (formerly known as Agora IO Hongkong Limited)	December 12, 2014	Hong Kong	100%	Investment holding
Shanghai Dayin Network Technology Co., Ltd. (“Dayin”)	April 30, 2015	PRC	100%	Provision of services
Shanghai Shengwang Technology Co., Ltd. (“Shengwang”, formerly known as Shanghai Jiyin Network Technology Co., Ltd.)	May 26, 2020	PRC	100%	Provision of services
Agora.IO Ltd	July 25, 2019	United Kingdom	100%	Investment holding
Agora IO Singapore PTE. Ltd.	November 4, 2020	Singapore	100%	Provision of services
Agora Labs India Private Limited	December 29, 2021	India	100%	Provision of services
Beijing Yizhang Yunfeng Technology Co., Ltd (“Beijing Easemob”)	April 27, 2013	PRC	100%	Provision of services
VIEs:
Shanghai Zhaoyan Network Technology Co., Ltd. (“Zhaoyan”)	March 28, 2014	PRC	100%	Provision of services
Beijing Zhonghuan Chuanyin Technology Co., Ltd. (“Zhonghuan”)	April 22, 2020	PRC	100%	Provision of services

(c)
Consolidated Variable Interest Entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the internet sector, the Group operates its businesses in the PRC through its VIEs. The Company obtained a controlling financial interest in the VIEs by entering into a series of contractual arrangements with the VIEs and the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIEs. However, the rights of those nominee shareholders have been transferred to the Company through a series of contractual arrangements.

The principal terms of the contractual arrangements entered into by and among the Group’s wholly foreign owned enterprises, Dayin, Beijing Easemob, collectively known as “the WFOEs”, the VIEs and the nominee shareholders of VIEs are described below:

Exclusive Technology Consulting and Services Agreement

Under the Exclusive Technology Consulting and Services Agreement between the WFOEs and the VIEs, the WFOEs have the exclusive right to provide the VIEs consulting services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay to Dayin an annual service fee, which may only be adjusted with the approval of Dayin and Shengwang Hongkong Limited and (b) Zhonghuan Chuanyin shall pay Easemob services fees based on the services it provides with the amount determined and requested by Easemob.

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

For the years ended December 31, 2020, 2021 and 2022, the service fees charged by the WFOEs to the VIEs pursuant to the above agreements is US$53.8 million, US$12.7 million and US$8.0 million, respectively.

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

The following financial information sets forth the assets, liabilities, results of operations and changes in cash flows of the consolidated VIEs and the VIEs’ subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022, which was included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2021	2022
	(US$ thousand)
Assets
Current assets:
Cash and cash equivalents	$2,786	$2,135
Short-term investments	7,547	10,359
Accounts receivable, net	24,625	21,739
Amounts due from related parties	10,109	2,338
Prepayments and other current assets	1,259	424
Held-for-sale assets (1)	—	82
Total current assets	46,326	37,077
Non-current assets:
Property and equipment, net	7,639	4,025
Long-term investments	16,919	8,500
Operating lease right-of-use assets	766	442
Intangible assets	231	151
Other non-current assets	312	2,048
Total non-current assets	25,867	15,166
Total assets	$72,193	$52,243
Liabilities
Current liabilities:
Accounts payable	3,751	8,129
Amounts due to related parties	44,394	54,210
Advances from customers	1,491	2,348
Taxes payable	241	336
Current operating lease liabilities	459	294
Accrued expenses and other current liabilities	15,721	11,299
Total current liabilities	66,057	76,616
Non-current liabilities:
Long term payable	228	19
Long-term operating lease liabilities	305	134
Deferred tax liabilities	43	32
Total non-current liabilities	576	185
Total liabilities	$66,633	$76,801

(1)
Held-for-sale assets was related to Zhonghuan Chuanyin, which was disposed subsequently in connection with the Group’s selling its customer engagement cloud business of Easemob to a third party (Note 15).

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

	Year Ended December 31
	2020	2021	2022
		(US$ thousand)
Third-party revenues	115,254	114,617	85,686
Inter-company revenues	577	—	—
Net (loss) income	1,247	(5,660)	(32,039)

	Year Ended December 31
	2020	2021	2022
		(US$ thousand)
Net cash and cash equivalents generated from operating activities	3,918	15,740	12,478
Net cash and cash equivalents used in investing activities	(18,865)	(15,316)	(13,057)
Cash balance recorded in held-for-sale assets	—	—	(72)

The Company obtained a controlling financial interest in the VIEs by entering into the series of contractual arrangements through the WFOEs As a result of these aforementioned contractual agreements, the Company has the power to direct activities of the VIEs that most significantly affects its economic performance and receives the economic benefits from the VIE that could be significant to them. Accordingly, the WFOEs are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIEs’ expected losses and therefore the Company has determined that it is the primary beneficiary of the VIEs. As a result, the Company has consolidated the VIEs results of operations and assets and liabilities in the Company’s consolidated financial statements in accordance with US GAAP. The Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2021 and 2022. As the VIEs were formed as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

The Group deposits its cash and cash equivalents and short-term investments in the various jurisdictions that they operate in. The deposits are with major reputable financial institutions which the Group believes that there is no significant credit risk. As of December 31, 2022, the Group has US$468.3 million in cash and cash equivalents, restricted cash, short-term investments, long-term investments and held-for-sale assets, among which 49%, 34%, 16% and 1% is held by financial institutions in the Hong Kong, Singapore, PRC, and other international financial institutions as of December 31, 2022, respectively. The Group continues to monitor the financial strength of the financial institutions.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group assesses the credit worthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered. The Group typically offer payment terms of 30 to 60 days to its customers, but can be longer for select qualified customers. The Group also periodically determines an allowance for credit losses based on the accounting policy indicated in Note 2(j) - Accounts Receivable.

The following table summarizes customers with greater than 10% of the accounts receivables:

	As of December 31,
	2021	2022

Customer A — Educational institution application	16%	*

* Less than 10%

No individual customer accounted for more than 10% of revenues for the years ended December 31, 2020, 2021 and 2022.

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

Short-term investment in equity investment in a publicly traded security is categorized as Level 1 under the fair value hierarchy and their fair value is based on quoted stock prices in active markets.

Short-term and long-term investments in financial products are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.

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

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Balance at Fair value
	(US$ thousand)
Short-term investments — financial products issued by banks	—	10,359	—	10,359
Short-term investment — equity investment in a publicly traded security	14,143	—	—	14,143
Long-term investments — financial products issued by banks	—	39,000	—	39,000
Long-term investments — debt security	—	—	4,309	4,309

	As of December 31, 2021
	Level 1	Level 2	Level 3	Balance at Fair value
	(US$ thousand)
Short-term investments — financial products issued by banks	—	20,168	—	20,168
Long-term investments — debt security	—	—	5,196	5,196

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt securities for the periods indicated:

US$ thousand
Fair value of Level 3 investments as at December 31, 2020	—
New addition	5,000
Interest income and change in fair value of the investments	196
Fair value of Level 3 investments as at December 31, 2021	5,196
New addition	—
Interest income and change in fair value of the investments	(887)
Fair value of Level 3 investments as at December 31, 2022	4,309

Management determined the fair value of these Level 3 investments based on a combination of income and market approach using various unobservable inputs such as a price-to-sales (“P/S”) ratio based on said ratio for selected peer companies, a lack of marketability discount rate, a discount rate based on the yield-to- maturity for debt instruments with similar terms and probabilities of various exit scenarios to the investment. The significant unobservable inputs adopted in the valuation as of December 31, 2022 are as follows:

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Selected P/S ratio	5.68x
Discount rate	11%
Probability of exit events	Liquidation scenario: 10% Redemption scenario: 30% IPO scenario: 60%
Lack of marketability discount	13%

(g)
Cash and Cash Equivalents

Cash and cash equivalents include cash in bank, money market funds and time deposits placed with banks which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. The Company’s money market funds are classified as cash equivalent as it meet all of the qualifying criteria: (1) A fund’s policies include a provision that requires the weighted average maturity of the fund’s securities holdings not to exceed 90 days; (2) The investor has the ability to redeem the fund’s shares daily in accordance with its cash management policy; (3) The fund’s investment attributes are consistent with the investment attributes of an SEC-registered money market fund. As of December 31, 2021 and 2022, the amount of cash equivalents was nil million and US$21.9 million in the consolidated balance sheets, respectively.

(h)
Restricted Cash

The Group’s restricted cash mainly represents secured deposits held in designated bank accounts to secure a letter of credit and is included within prepayments and other current assets. See Note 5—Prepayments and Other Current Assets.

(i)
Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which have a due date that is longer than three months but within one year and is stated at amortized cost; (ii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year and; (iii) structured deposits issued by certain banks whose interest is indexed to the fluctuation of gold prices or foreign exchange rates, with original maturities between three months and one year with banks in the PRC. The Company measures the short-term investments in financial products issued by banks at fair value using the quoted subscription or redemption prices published by these banks.

These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2020, 2021 and 2022.

(j)
Accounts Receivable, net

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices.

On January 1, 2021, the Company adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which creates an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach, and the cumulative-effect to retained earnings was immaterial. To estimate the allowance for current expected credit losses (“CECL”), the Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances. There have been no significant impact of changes in the assumptions since adoption.

(k)
Property and Equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives, taking into account any estimated residual value. Expenditures for maintenance and repairs are expensed as incurred.

The estimated useful lives of property and equipment are as follows:

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Estimated Useful Lives
Electronic equipment	3 – 5 years
Furniture, computers and office equipment	3 years
Network equipment	3 years
Leasehold improvements	Shorter of the lease term or the estimated useful life
Self-developed software	3 – 5 years

(l)
Long-term investments

The Company’s long-term investments include equity investments accounted for using the measurement alternative, debt securities, financial products issued by bank over one year and equity investments accounted for using the equity method.

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

The Company’s long-term investment in financial products issued by banks contain a minimum guaranteed interest rate and a floating but capped interest rate with original maturities over one year. The Company measures the carrying amount of investments based on the principal amount plus the minimum guaranteed interest rate published by these banks.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

(n)
Goodwill and intangible assets

Intangible assets

Intangible assets are recognized at fair value and consists of developed technology and customer relationships from acquisitions (see Note 3). Intangible assets are amortized over the period of estimated benefit using the straight-line method which are 5 or 3 years, respectively. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2020, 2021 and 2022.

Goodwill

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s business acquisitions during the years ended December 31, 2021 and 2022 (see Note 3).

Goodwill is not amortized but is tested for impairment on an annual basis, in the fourth quarter, at the reporting unit level, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative goodwill impairment test is performed to determine if the fair value of the reporting unit exceeds its carrying value. Under the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. If the reporting unit does not pass the qualitative assessment, the Company estimates its fair value and compares the fair value with the carrying value of its reporting unit, including goodwill. If the fair value is greater than the carrying value of its reporting unit, no impairment is recorded. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The impairment charge would be recorded to earnings in the consolidated statements of comprehensive loss. Additionally, the Company’s policy is to update the fair value calculation of its reporting units and perform the quantitative goodwill impairment test on a periodic basis.

(o)
Impairment of long-lived assets other than goodwill

Long-lived assets (including amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2020, 2021 and 2022.

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

(q)
Advances from Customers

Certain customers pay in advance prior to the service usage. Payments received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met. See Note 2(t)—Revenue Recognition.

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

As of December 31, 2021 and 2022, deferred financing costs of US$2.3 and nil were recorded in the consolidated balance sheet, respectively. See Note 12—Other Non-current Assets.

(s)
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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

(t)
Revenue Recognition

The Group accounts for its revenue contracts in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

The Group’s other revenues are comprised primarily of project revenues, which are arrangements with specific customers where the Company will customize a software development kit to be integrated with the customer’s system based on the customer’s specific requirements. The progress of the project is defined by the readiness of the system integration as specified in the contract. To date, the Group’s projects are considered a single performance obligation, as the individual components of the project are not sold on a standalone basis and does not provide benefit to the customer on its own. Revenue with substantial acceptance clauses is recognized at a point in time based on the complete satisfaction of the performance obligation.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivables represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group records a contract asset when the Group has incurred costs to fulfill their obligations under a contract once it is obtained but before transferring goods or services to the customer. The contract assets are comprised primarily of direct labor costs and direct materials used in providing the promised services to a customer. As of December 31, 2021 and 2022, contract assets recorded in the Group’s consolidated balance sheets was US$1.0 million and US$0.6 million, respectively.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. As of December 31, 2021 and 2022, contract liabilities recorded as advances from customers were US$9.1 million and US$8.4 million, respectively, in the Group’s consolidated balance sheets. Revenue recognized for the years ended December 31, 2020, 2021 and 2022 that was included in the contract liabilities balance at the beginning of the period was US$0.9 million, US$0.7 million and US$5.6 million, respectively.

Practical Expedients and Exemptions

Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For all periods presented, there were no incremental contract obtaining costs that were capitalized as assets due to short term of the amortization period.

(u)
Cost of Revenues

Cost of revenue consists primarily of costs of bandwidth purchased from network service providers and costs of hosting services purchased from data center operators, and personnel costs for the customer care and support services employees. These costs are charged to the consolidated statements of comprehensive loss as incurred.

(v)
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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

(w)
Software Development Costs

The Group accounts for costs to develop or obtain internal use software in accordance with ASC 350-40, Internal-Use Software. For internal use software, the Group expenses costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing applications. Costs incurred in the application development stage are capitalized.

Capitalized costs of platform and other software applications are included in property and equipment, net. These costs are amortized on a straight- line basis over the estimated useful life of the software, which is evaluated for each specific project. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

(x)
Sales and Marketing Expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and payroll expenses to the Group’s sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing. For the years ended December 31, 2020, 2021 and 2022, advertising and marketing costs totaled US$1.6 million, US$3.2 million and US$3.4 million respectively.

(y)
General and Administrative Expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, depreciation of property and equipment, current expected credit loss, and other corporate overhead costs.

(z)
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

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2020, 2021 and 2022, there were no uncertain tax position liabilities or deferred tax recognized.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

(aa)
Share-based Compensation

All share-based awards are measured at fair value on the grant date. The share-based compensation expenses have been categorized as either cost of revenues, research and development expenses, sales and marketing expenses or general and administrative expenses, depending on the job functions of the grantees.

Share Options Granted

For the service condition only options granted to employees without a repurchase feature, the compensation expense is recognized using the straight-line method over the requisite service period. The Group early adopted Accounting Standards Update (“ASU”) 2016-09, Compensation—Share- Based Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

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

Liability Classified Awards

For the Venture Partners Plan awards (See Note 18-Share-based Compensation), these awards can be settled through the issuance of shares or cash to employees at the decision of the Company and the number of shares that an employee ultimately receives is variable based on the share price at the settlement date. The Company accounts for these awards as a liability and will remeasure the liability at each reporting period until the award is settled. For the annual shared profit, compensation is recognized using the straight-line method over the performance period, using the estimated liability of the award at service inception date and begin to recognize compensation expense. For the accumulated retained profit, if any, compensation is recognized using the straight-line method over the requisite service period, using the estimated liability of the award at service inception date and begin to recognize compensation expense. The Group will true-up the compensation cost each reporting period for changes in liability prorated for the portion of the requisite service period rendered, if applicable. Once vested (that is, the performance period or the requisite-service period is complete), the Group will immediately recognize compensation cost for any changes in liability upon settlement.

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

Similar to options above, the Group recognizes the effect of forfeitures in compensation costs when they occur. For the restricted shares that the Company is obligated to repurchase at grantee’s election, they are classified as liability awards and are applied the accounting policy of liability classified awards as mentioned above. For the restricted shares granted by the Founder to the Company’s employees, the compensation expense of these awards is pushed down to the Company and recorded by the Company based on grant-date fair value with total compensation expense recognized over the grantee’s own requisite service period. See Note 18—Share-based Compensation.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. If the awards are expected to vest under the original vesting condition, the compensation cost would be recognized regardless of whether the employee satisfies the modified condition. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the canceled award at the cancellation date. Therefore, in relation to the modification awards, the Group recognizes share-based compensation over the vesting periods of the new awards, which comprises (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

(bb)
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

(cc)
Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(dd)
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

The following table presents the Group’s revenues disaggregated by primary geographical markets:

	Year Ended December 31,
	2020	2021	2022
		(US$ thousand)
Primary geographical markets based on customers’ location
PRC	$107,092	$117,944	$91,671
United States	10,019	17,281	22,736
Others	16,453	32,757	46,263
Total revenues	$133,564	$167,982	$160,670

The majority of the Group’s long-lived assets are located and maintained within the PRC.

(gg)
Recently Issued Accounting Pronouncements

New and Amended Standards Adopted by the Group

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40),” which removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. The standard is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

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

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-02 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

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

Acquisition of Netless

On November 27, 2020 (the “acquisition close date”), the Company acquired 100% equity interests of Netless, a real-time interactive whiteboard solution provider, from its shareholders for a cash and share consideration totaling to $4.0 million. The Company acquired Netless to enhance its ability to provide a more diverse product portfolio to developers around the world. After the acquisition close date, there were cash and share-based awards granted to Netless employees that joined the Company. Refer to Note 18 – Share-based compensation for additional details on the post-combination share arrangement.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as well as the fair value of the consideration transferred:

As of acquisition close date
2020
(US$ thousand)
Fair value of consideration transferred
Cash (1)	$3,150
Ordinary shares	850
Number of ordinary shares issued	85
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash-equivalents	$556
Accounts receivable	203
Prepayments and other current assets	24
Property and equipment, net	15
Intangible assets, net	213
Salary and welfare payable	(31)
Taxes payable and other accrued liabilities	(16)
Deferred tax liabilities(2)	(53)
Total identifiable net assets acquired	911
Goodwill	3,089
Total purchase consideration	$4,000

(1)
The cash payment for Netless was made in first and second quarter of 2021.

(2)
As part of the business combination, the Company acquired developed technology at a gross amount of US$0.2 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$3.5 thousand, US$42.6 thousand and US$42.6 thousand recorded in general and administrative expense for the year ended December 31, 2020, 2021 and 2022. A deferred tax liability of US$53.2 thousand arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 5 years which is in line with the developed technology’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Acquisition of Easemob

On February 28, 2021 (the “acquisition close date”), the Company acquired 100% equity interests of Easemob, providing instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as well as the fair value of the consideration transferred:

As of acquisition close date
2021
(US$ thousand)
Fair value of consideration transferred
Cash (1)	$53,350
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash-equivalents	$1,331
Accounts receivable	451
Prepayments and other current assets	704
Contract asset	705
Fixed assets	2
Intangible assets, net	8,155
Operating lease right-of-use assets	413
Other non-current assets	26
Accounts payable	(134)
Advances from customers	(6,710)
Salary and welfare payable	(2,863)
Taxes payable and other accrued liabilities	(200)
Operating lease liabilities	(363)
Deferred tax liabilities(2)	(1,219)
Total identifiable net assets acquired	298
Goodwill	53,052
Total purchase consideration	$53,350

(1)
The cash consideration for Easemob has not been fully paid. As of December 31, 2022, the amount of US$4.6 million was recorded as a payable in accrued expenses and other current liabilities.
(2)
A deferred tax liability of US$1.2 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

As part of the business combination, the Company acquired customer relationships at a gross amount of US$4.2 million, with an estimated useful life of 3 years and developed technology at a gross amount of US$4.0 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$1.2 million and US$1.4 million recorded in sales and marketing expense and US$0.7 million and US$0.8 million research and development expense for the year ended December 31, 2021 and 2022. The intangible assets were measured at fair value upon acquisition primarily using the relief from royalty method and multi-periods excess earning method. Key assumptions and estimates used in determining the fair value of these intangible assets are comprised of cash flow projections including revenue growth rates, discount rate, royalty rate and discount rates.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

4.
Accounts Receivable, Net

	As of December 31,
	2021(1)	2022(1)
	(US$ thousand)
Accounts receivable	$38,955	$42,672
Less: allowance for current expected credit losses	(6,336)	(9,869)
Accounts receivable, net	$32,619	$32,803

Movement of allowance for credit losses was as follows:

	Year Ended December 31
	2020	2021(1)	2022(1)
	(US$ thousand)
At beginning of the period	$(1,036)	$(1,535)	$(6,336)
Additional provisions	(1,365)	(4,828)	(5,391)
Write-off	921	97	1,210
Foreign currency translation impact	(55)	(70)	648
At end of the period	$(1,535)	$(6,336)	$(9,869)

(1)
The allowance for current expected credit losses reflects the Company’s estimated probable incurred losses upon adoption of ASC 326. See Note 2(j) for the Company’s CECL policy.
5.
Prepayments and Other Current Assets

The prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	(US$ thousand)
Interest receivables	$2,674	$4,412
Prepayments(1)	2,820	2,033
VAT recoverable(2)	1,806	428
Employee loans and advances(3)	888	183
Restricted cash	130	130
Proceeds receivable for employee share option exercises	329	90
Others	154	50
	$8,801	$7,326

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

6.
Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,
	2021	2022
	(US$ thousand)
Cost:
Network equipment	$27,804	$27,369
Leasehold improvements	2,755	3,784
Electronic equipment	3,324	3,706
Furniture, computers and office equipment	1,064	1,057
Self-developed software	—	830
Total cost	34,947	36,746
Less: accumulated depreciation	(16,879)	(25,125)
Capitalized internal-use software development costs	844	91
Construction in progress	282	1,234
Property and equipment, net	$19,194	$12,946

Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 were US$4.5 million, US$8.3 million and US$9.5 million, respectively.

7.
Leases

The Company leases facilities under non-cancellable operating leases, which have lease terms varying from one to five years. Total lease costs for the years ended December 31, 2020, 2021 and 2022 was US$2.3 million, US$4.2 million and US$4.3 million, respectively, included in cost of revenues, research and development, sales and marketing and general and administrative expenses in the Company’s consolidated statements of comprehensive loss. Out of the total lease costs, there was US$0.5 million, US$0.5 million and US$0.3 million of expenses for short-term leases within 12 months.

Supplemental cash flow information related to leases were as follows:

	2021	2022
	(US$ thousand)
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	3,995	4,212
Right-of-use assets obtained in exchange for operating lease obligations	4,300	198

Lease term and discount rates were as follows:

	As of December 31,
	2021	2022
	(US$ thousand)
Weighted-average remaining lease term
Operating leases	2.0 years	0.9 years
Weighted-average discount rate
Operating leases	5.1%	5.1%

Maturities of lease liabilities were as follows:

As of December 31, 2022
(US$ thousand)
2023	$2,153
2024	166
Total undiscounted lease payments	2,319
Less: imputed interest	(47)
Total present value of lease liabilities	$2,272

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

8.
Intangible Assets, net

Intangible asset is comprised of following:

		2021			2022
	Weighted average amortization period	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(in years)			(US$ thousand)

Developed technology (Note 3)	5	$4,169	$(705)	$3,464	$2,575	$(955)	$1,620
Customer relationships (Note 3)	3	4,172	(1,159)	3,013	2,600	(1,589)	1,011
Others	5	335	(115)	220	308	(212)	96
Total	4	$8,676	$(1,979)	$6,697	$5,483	$(2,756)	$2,727

Amortization expense was nil, US$ 1.9 million and US$2.3 million for the year ended December 31, 2020, 2021 and 2022. As of December 31, 2022, the Company will record estimated amortization expenses of US$1.4 million, US$0.7 million, US$0.5 million and US$0.1 million for the years ending December 31, 2023, 2024, 2025 and 2026, respectively.

9.
Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 were as follows:

	Agora	Easemob	Total
		(US$ thousand)
Balance as of January 1, 2021	$3,089	$—	$3,089
Addition	—	53,053	53,053
Balance of December 31, 2021	$3,089	$53,053	$56,142
Impairment	(3,089)	(8,852)	(11,941)
Reclassification to held-for-sale assets (Note 15)	—	(12,273)	(12,273)
Balance of December 31, 2022	$—	$31,928	$31,928

The Company identified the reporting units as Agora and Easemob for the purpose of goodwill impairment testing. As of December 31, 2021, there were no events or circumstances that the Company identified which indicated that the fair value of the Company’s reporting units was below its carrying value, and no goodwill impairment charges were recognized.

As of December 31, 2022, as the market capitalization of the Company was below its net assets carrying value, the Group estimated the fair value of Agora reporting unit by using the income approach methodology of valuation where significant judgments and estimates were applied, including the revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Based on the valuation result, the Group recognized a full impairment of US$3.1 million against the goodwill balance as of December 31, 2022.

For Easemob reporting unit, the Company entered into an agreement to dispose the customer engagement cloud business of Easemob (Note 15) in December 2022, which also triggered the quantitative assessment of goodwill impairment of Easemob reporting unit. When performing the goodwill impairment test, the Company estimated the fair value of Easemob reporting unit using the combination of the agreed selling price for the customer engagement cloud business to be disposed and income approach methodology for the retained business of Easemob reporting unit. The use of income approach methodology of valuation involved significant judgments and estimates, including the revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Based on the result of the goodwill impairment testing as of December 31, 2022, the Group recognized a goodwill impairment of US$ 8.9 million, being the excess of the carrying value over the Easemob reporting unit’s fair value.

As of December 31, 2022, the Company classified the goodwill balance of US$ 12.3 million attributed to the customer engagement cloud business as held-for-sale assets (Note 15).

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

10.
Long-term investments

The following table sets forth a breakdown of the long-term investments held by the Company as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	(US$ thousand)
Equity investments without readily determinable fair value	$36,025	$41,377
Financial products issued by banks	—	39,000
Equity method investments	12,704	9,215
Debt security	5,196	4,567
	$53,925	$94,159

Equity investments without readily determinable fair value

As of December 31, 2022, the Company’s equity investments without readily determinable fair value primarily consist of small, non-controlling investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Company would disclose the fair value of the alternative measure method investments. The initial cost value of equity securities without readily determinable fair values were US$36.5 million and US$51.9 million as of December 31, 2021 and 2022, respectively. There was no re-measurement gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2021 and 2022. There were US$0.6 million and US$8.3 million impairment on these investments for the years ended December 31, 2021 and 2022, respectively, primarily due to business deterioration of certain investees as a result of macroeconomic changes.

Financial products issued by banks

As of December 31, 2022, the Company had US$39.0 million financial products issued by banks with original maturities over one year. The weighted average maturities period was 1.9 years. The products contain a minimum guaranteed interest rate and a floating but capped interest rate with original maturities over one year. The Company measures the carrying amount of investments based on the principal amount plus the minimum guaranteed interest rate published by these banks.

Equity method investments

The Company’s equity method investments are in limited partnership funds as a limited partner. The Group’s proportionate share of equity investee’s net loss or earnings for the year ended December 31, 2021 and 2022 were US$0.1 million and US$0.2 million, respectively, recorded in equity in income of affiliates. Due to the cancellation of certain investment project, the Group withdrew its investment of US$7.7 million from certain limited partnership fund, with the return of US$2.1 million cash and reversal of US$5.6 million payables, during the year ended December 31, 2022.

Debt security

The Company invested in convertible bonds issued by a third party in 2021 with the intention to hold the security for more than twelve months, which is accounted for at fair value. Unrealized gains/losses and interest recorded on the convertible bonds in the consolidated statements of comprehensive loss were US$0.2 million and US$0.9 million for the years ended December 31, 2021 and 2022, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

11.
Prepayment for land use right

In June 2022, the Company entered into an agreement with the local government to acquire a land use right and made prepayment of US$168.2 million as of December 31, 2022. In February 2023, the Company obtained the certificate of the land use right.

12.
Other non-current assets

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
	(US$ thousand)

Prepayment for a long-term investment	$—	$1,903
Long-term deposits	1,136	772
Equipment in-transit	273	63
Deferred financing costs	2,289	—
Others	221	150
	$3,919	$2,888

13.
Taxes Payable

Taxes payable consisted of the following:

	As of December 31,
	2021	2022
	(US$ thousand)
Individual income tax withholding	$2,118	$1,260
VAT payable	299	525
Other taxes payable	17	78
Corporate income taxes payable	1	4
	$2,435	$1,867

14.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	(US$ thousand)
Accrued salary and social welfare costs	$26,994	$20,103
Advance payment received from disposal of business (Note 15)	—	7,000
Payables for acquisition (Note 3)	4,603	4,603
Liability classified awards for share-based compensation (Note 18)	5,852	4,560
Payables for compensation costs in relation to an acquisition	3,500	3,500
Accrued professional service fees	992	1,663
Payable for construction cost	—	1,184
Deposit related to disposal of business (Note 15)	—	1,000
Accrued advertising and marketing fees	342	470
Accrued staff reimbursements	678	386
Accrued office expense	668	308
Share option deposit held on behalf of employees	134	124
Payables for long-term investments	5,490	—
Payables for deferred financing costs	2,234	—
Accrued recruitment service fee	392	—
Others	1,155	2,110
	$53,034	$47,011

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

15.
Held-for-sale Assets and Held-for-sale Liabilities

On December 14, 2022, with the approval of the board of directors, the Group entered into a definitive agreement with TI Cloud Inc. (“TI Cloud”) to sell the customer engagement cloud business of Easemob for approximately US$14.6 million in an all-cash transaction. As of December 31, 2022, the Company received US$7 million advance payment and US$1 million deposit from TI Cloud and recorded in accrued expenses and other current liabilities. The Company reclassified the assets and liabilities attributable to the customer engagement cloud business of Easemob as held-for-sale assets and held-for-sale liabilities of US$17 million and US$2.4 million, respectively as of December 31, 2022. The deal was closed on February 1, 2023 with immaterial disposal gains.

16.
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

The redemption price for each Series B+ Preferred Share that is redeemed (the “Series B+ Redemption Price”) shall be (1) in the event of a redemption requested at any time and from time to time commencing on the Maturity Date or on such earlier date as another series of shares is redeemable, an amount equal to 150% of the Series B+ issue price plus all accrued or declared but unpaid dividends on such Series B+ Preferred Share, and (2) in the event of a redemption requested upon the occurrence of a material breach, the greater of (a) an amount equal to 160% of the Series B+ issue price plus all accrued or declared but unpaid dividends on such Series B+ Preferred Share, and (b) the fair market value of the Series B+ Preferred Share determined by an independent third party appraising firm jointly selected by the board of directors and the Series B+ requesting holder.

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

Accounting for Preferred Shares

The Company classifies the Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date or are contingently redeemable upon the occurrence of certain Deemed Liquidation Events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the years ended December 31, 2020, 2021 and 2022, the issuance costs incurred were nil. The aggregate amount of cumulative undeclared dividends in arrears on convertible redeemable preferred shares was nil, nil and nil as of December 31, 2020, 2021 and 2022, respectively. The cumulative undeclared dividends are not recorded in the consolidated balance sheet as the Company does not have the obligation to pay the cumulative dividend before it is declared by the board of directors.

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

The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was US$193.5 million, nil and nil for the years ended December 31, 2020, 2021 and 2022.

All classes of Preferred Shares of the Company were converted to ordinary shares upon completion of the IPO and CPP (See Note 17 – Ordinary Shares) in June 2020.

17.
Ordinary Shares

As of December 31, 2021 and 2022 the Company had in aggregate of 449,635,423 and 462,477,527 ordinary shares issued and outstanding, respectively.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Share repurchase

On February 21, 2022, the board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. For the year ended December 31, 2022, the Company repurchased approximately 35.8 million of its class A ordinary shares (equivalent to approximately 9.0 million ADSs) for approximately US$41.8 million under its share repurchase program. In February 2023, the board of directors authorized an extension of the existing share repurchase program through February 28, 2024, with all other terms remaining unchanged.

18.
Share-based Compensation

Compensation expenses recognized for share-based awards of the Company were as follows:

	Year Ended December 31,
	2020	2021	2022
	(US$ thousand)
Cost of revenues	$357	$879	$906
Research and development expenses	5,312	19,737	18,055
Sales and marketing expenses	2,061	4,843	6,140
General and administrative expenses	4,244	6,022	7,262
	$11,974	$31,481	$32,363

Compensation expenses recognized for different awards were summarized as below:

	Year Ended December 31,
	2020	2021	2022
	(US$ thousand)
Equity award – share options(1)(4)	$7,192	$16,672	$14,315
Equity award – restricted shares(2)(3)	1,193	3,385	1,824
Equity award – restricted share units	136	5,588	11,712
Liability award – Venture Partners Plan	3,453	5,836	4,512
	$11,974	$31,481	$32,363

(1)
Including share options granted to employees as part of post-combination compensation of nil, US$5.7 million and US$4.0 million for the years ended December 31, 2020, 2021 and 2022, respectively.
(2)
Including restricted shares granted by the Founder for equity classified award of US$0.9 million, US$0.7 million and US$0.2 million for the years ended December 31, 2020, 2021 and 2022, respectively.
(3)
Including restricted shares granted to employees as part of post-combination compensation of US$0.3 million, US$2.7 million and US$1.3 million for the years ended December 31, 2020, 2021 and 2022, respectively.
(4)
Including an incremental $0.7 million of share-based compensation associated with the modification of the awards of an employee during 2021, where a portion of the employee’s options vesting was accelerated.

The income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses is immaterial and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the years ended December 31, 2020, 2021 and 2022, respectively.

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

At the end of June 2020, the board of directors approved and the Company adopted the Global Equity Incentive Plan (“Global Plan”). The terms of the Global Plan adopted by the Company are substantively the same as the terms of the 2018 Plan and 2014 Plan, which allows for the grant of non statutory share options, share appreciation rights, restricted shares, restricted share units, and performance awards to employees, directors and consultants and parent and subsidiary corporations’ employees and consultants. The 2014 Plan and 2018 Plan will continue to govern the outstanding awards thereunder, while new award grants will be subject to the terms of the Global Plan.

Options have a contractual term of ten years from the grant date, and will generally vest over a period of two to ten years of continuous service.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

The following table summarizes activities of the Company’s share options for the years ended December 31, 2020, 2021 and 2022:

Equity Classified Share Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		(US$)	In Years	(US$)	In Years
Outstanding at January 1, 2020	38,011,964	0.12	7.22	51,303,638	0.31
Granted	9,941,500	0.19			3.16
Exercised	(7,632,431)	0.12		43,000,715
Forfeited	(706,150)	0.16
Outstanding at December 31, 2020	39,614,883	0.17	8.23	466,460,320	1.08
Granted(1)	8,799,568	0.09			7.07
Exercised	(14,235,844)	0.12		128,514,032
Forfeited	(1,469,760)	0.13
Outstanding at December 31, 2021	32,708,847	0.14	7.04	127,168,263	2.78
Granted	20,767,284	0.02			0.81
Exercised	(10,511,776)	0.08		17,775,175
Forfeited	(4,861,466)	0.12
Outstanding at December 31, 2022	38,102,889	0.09	7.53	34,025,386	1.69
Vested and expected to vest at December 31, 2022	38,102,889	0.09	7.53	34,025,386	1.69
Exercisable at December 31, 2022	21,979,687	0.13	5.49	18,708,383	1.04

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$466.5 million, US$127.2 million and US$34.0 million at December 31, 2020, 2021 and 2022, respectively.

The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was US$4.9 million, US$12.0 million and US$21.4 million, respectively. The share-based compensation expenses in relation to the share option recognized for the years ended December 31, 2020, 2021 and 2022 were US$7.2 million, US$16.7 million and US$14.3 million, respectively.

As of December 31, 2021 and 2022, there were US$71.4 million and US$38.5 million of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 2.4 and 1.5 years, respectively.

The fair value of options granted under the Company’s Plans for the years ended December 31, 2020, 2021 and 2022 used the binomial option pricing model, with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2020	2021	2022
Exercise price	US$0.10 - US$1.74	US$0.10	US$0.0001 - US$0.10
Fair value of the ordinary shares on the date of option grant	US$0.8415 - US$8.9816	US$6.4850 - US$11.5675	US$0.6250 - US$1.6425
Risk-free interest rate(1)	0.28% - 1.46%	1.28% - 1.91%	2.35% - 3.88%
Expected term (in years)	10	10	10
Expected dividend yield(2)	0%	0%	0%
Expected volatility(3)	42.39% - 59.65%	54.16% - 56.70%	50.38% - 53.79%
Expected forfeiture rate (post-vesting)	3%	3%	3%

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

The following table summarizes the restricted shares activities:

Equity Classified Restricted Shares

	Numbers of Shares	Weighted-average Grant Date Fair Value
		(US$)
Outstanding at January 1, 2020	2,805,556	0.02
Granted(1)	512,782	10.16
Vested	(2,805,556)	0.02
Outstanding at December 31, 2020	512,782	10.16
Granted	—	—
Vested	—	—
Outstanding at December 31, 2021	512,782	10.16
Granted	1,139,940	0.64
Vested	(298,704)	10.16
Outstanding at December 31, 2022	1,354,018	2.15

(1)
During 2020, the Company granted shares to employees that joined the Company following the business combination (Note 3) as well as a related party who was a previous shareholder in Netless (Note 23). Share agreements were signed with the employees contingent on their continuing employment with the Group as well as their ability to meet certain established performance targets. Of the restricted shares to the management employees, 70% of the awards will be released over a period of three years of continuous service, in equal installments starting from the stated vesting commencement date. The remaining 30% portion of the restricted shares are also subject to performance metrics based on an initial target number, and performance is measured over predefined performance periods which is one to three years; depending on the probability of achieving the performance targets, the number of restricted shares could range from 0 to 30% of the target amount. Noted that the aforementioned award vesting terms were modified during 2021 to align the release of the shares with the annual company-wide performance review; the modification did not have a material impact to the related share-based compensation expenses.

The share-based compensation expenses in relation to the restricted shares granted by the Company recognized for the years ended December 31, 2020, 2021 and 2022 were US$0.3 million, US$2.7 million and US$1.6 million, respectively.

As of December 31, 2021 and 2022, there were US$2.2 million and US$1.4 million of unrecognized share-based compensation expenses related to restricted shares, which is expected to be recognized over a weighted-average period of 1.5 and 0.4 years, respectively.

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

The share-based compensation expenses in relation to the restricted shares granted by the Founder recognized for the years ended December 31, 2020, 2021 and 2022 were US$0.9 million, US$0.7 million and US$0.2 million, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Restricted Share Units

Granted by the Company

A restricted share unit (“RSU”) generally vest over a period of two to six years of continuous service. The following table summarizes the RSU activities:

	Numbers of Shares	Weighted-average Grant Date Fair Value
		(US$)
Outstanding at January 1, 2020	—	—
Granted	263,621	10.30
Vested	—	—
Outstanding at December 31, 2020	263,621	10.30
Granted	4,106,498	7.10
Vested	(384,585)	8.84
Forfeited	(33,004)	10.09
Outstanding at December 31, 2021	3,952,530	7.12
Granted	17,166,304	1.48
Vested	(2,031,624)	5.50
Forfeited	(2,050,651)	2.45
Outstanding at December 31, 2022	17,036,559	2.19

The share-based compensation expenses in relation to the restricted share units granted by the Company recognized for the year ended December 31, 2020, 2021 and 2022 was US$0.1 million, US$5.6 million and US$11.7 million.

As of December 31, 2021 and 2022, there were US$25.8 million and US$33.8 million unrecognized share-based compensation expenses related to restricted share units, which is expected to be recognized over a weighted-average period of 4.4 and 5.7 years.

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

As of December 31, 2022, US$5,727 thousand out of the liability awards for the 2021 performance year have been settled in the form of share options with a zero dollar exercise price that vested immediately upon the settlement date with the remaining expected to be settled in late 2023. For the year ended December 31, 2022, US$4.5 million share-based compensation expenses was recorded in relation to the program for the 2022 performance year, and there is nil estimated unrecognized share-based compensation expenses related to the 2022 program.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

19.
Employee Benefits

The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to US$4.7 million, US$15.5 million and US$17.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

20.
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

Dayin obtained a software company certificate in 2018. Pursuant to such certificate, Dayin qualifies for a tax holiday during which it is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and a 50% reduction of EIT for the following three years. Dayin qualified for a 50% EIT reduction in 2020 and 2021. Dayin also obtained its high-tech enterprise certificate in 2019 and was entitled to preferential tax rate of 15% for the year of 2022. Zhaoyan obtained its high-tech enterprise certificate in 2021 and is entitled to preferential tax rate of 15% for the years of 2021, 2022 and 2023. Beijing Easemob obtained its high-tech enterprise certificate in 2019 and was entitled to preferential tax rate of 15% for the years of 2021 and 2022.

Deferred income taxes are not provided on undistributed earnings of the Company’s PRC subsidiaries that are intended to be permanently reinvested in China. The Company expects to indefinitely reinvest undistributed earnings generated in the onshore PRC entities.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2020, 2021 and 2022.

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

India

The Company’s subsidiary in the India is subject to the India corporate income tax rate of 25.17%.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Pre-tax Income (Loss)

The following table presents the composition of pre-tax income (loss) for the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31
	2020	2021	2022
		(US$ thousand)
Pre-tax (loss) income from PRC entities	$8,036	$(62,008)	$(91,856)
Pre-tax loss from non-PRC entities	(10,589)	(9,836)	(28,105)
Total pre-tax loss	$(2,553)	$(71,844)	$(119,961)

Reconciliation of the differences between Statutory Tax Rate and the Effective Tax Rate (“EIT” rate)

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	Year Ended December 31
	2020	2021	2022
		(US$ thousand)
Statutory income tax rate	25.00%	25.00%	25.00%
Permanent differences(1)	124.93%	1.09%	0.47%
Tax rate difference from statutory rate in other jurisdictions(2)	30.23%	0.82%	(1.19)%
Change in valuation allowance(3)	(191.36)%	(21.89)%	(21.56)%
Effect of tax holiday(4)	(10.78)%	(6.00)%	(3.28)%
Others	(0.03)%	(0.19)%	0.00%
Effective tax rate	(22.01)%	(1.17)%	(0.55)%

(1)
The permanent differences are primarily related to additional tax deductions for qualified research and development expenses and interest income generated from Shengwang Hongkong Limited, offset by non-deductible share-based compensation expenses.
(2)
The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands, the United States or Singapore.
(3)
The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.
(4)
Effect of tax holidays is primarily attributable to the preferential tax rates of Dayin, Zhaoyan and Beijing Easemob.

For the years ended December 31, 2020, 2021 and 2022, substantially all the amounts of current and deferred income tax expense are attributable to the PRC and US entities.

	Year Ended December 31
	2020	2021	2022
		(US$ thousand)
Current income tax expense	$184	$601	$1,001
Deferred income (tax benefit) tax expense	378	239	(338)
Income tax expense	$562	$840	$663

The aggregate amount and per share effect of reduction of EIT for Zhaoyan, Dayin and Beijing Easemob as a result of tax holidays are as follows:

	Year Ended December 31
	2020	2021	2022
		(US$ thousand)
The aggregate amount of effect	$(275)	$(4,310)	$(3,929)

The tax holiday effect disclosed above did not have a material impact to the Company’s net loss per share for the years ended December 31, 2020, 2021 and 2022.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

Deferred Tax Assets and Liabilities

The principal components of the deferred tax assets were as follows:

	As of December 31,
	2021	2022
	(US$ thousand)
Deferred tax assets:
Tax loss carry-forwards	$26,264	$49,958
Allowance for doubtful accounts and current expected credit losses	1,173	1,969
Payroll liabilities	670	93
Impairment of long-term investments	157	2,123
Other deductible temporary difference	149	130
Deferred tax assets	28,413	54,273
Less valuation allowance	(28,413)	(54,273)
Deferred tax assets, net	$—	$—
Deferred tax liabilities:
Recognition of intangible assets arising from business combination	(988)	(650)
Reclassification to held-for-sale liabilities (Note 15)	—	243
Deferred tax liabilities, net	$(988)	$(407)

As of December 31 2021 and 2022, the Group had tax loss carryforwards of approximately US$116.2 million and US$233.0 million, which can be carried forward to offset taxable income. As of December 31, 2021 and 2022, Agora Lab, Inc., a California corporation, had U.S. federal tax loss carry- forwards of approximately US$37.9 million and US$35.4 million, respectively, and had U.S. state tax loss carry-forwards of approximately US$37.8 million and US$35.3 million, respectively. Under the U.S. tax law, federal tax loss carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction for any such loss carried forward to tax years beginning on or after January 1, 2021 is reduced to 80% of Agora Lab, Inc.’s taxable income, while loss carry-forwards arising in 2017 or prior years can be carried back two tax years and carried forward up to 20 years (and are not subject to the 80% limitation). California state tax loss carry-forwards may be carried forward for up to 20 years and are subject to limitation on use through the end of 2021 (during which the period of carryforward may be extended). Agora Lab, Inc.’s federal tax loss carry-forwards arisen in 2017 or prior will begin to expire in varying amounts between 2035 and 2038 and the state tax loss carry-forwards will begin to expire in varying amounts between 2035 and 2041.

Movement of Valuation Allowance

	Year Ended December 31
	2020	2021	2022
Balance at beginning of the year	$(7,727)	$(12,688)	$(28,413)
Addition in current year	(4,961)	(15,725)	(25,860)
Balance at the end of the year	$(12,688)	$(28,413)	$(54,273)

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

21.
Basic and Diluted Net Loss per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of earnings per share for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year Ended December 31
	2020	2021	2022
	(US$ thousand)
Numerator:
Net loss	$(3,115)	$(72,355)	$(120,380)
Cumulative undeclared dividends on convertible redeemable preferred shares	(6,715)	—	—
Accretion on convertible redeemable preferred shares to redemption value (Note 16)	(193,466)	—	—
Net loss attributable to Agora, Inc.’s ordinary shareholders - basic and diluted	(203,296)	(72,355)	(120,380)
Denominator:
Denominator for basic and diluted loss per share
weighted-average ordinary shares outstanding(1)	268,849,967	440,864,190	446,426,914
Basic and diluted loss per share	$(0.76)	$(0.16)	$(0.27)

(1)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, a weighted average of 1,457,697 shares related to these options, for which the exercise price is zero dollars per share, are included in the denominator for the computation of basic loss per share for the year ended December 31, 2022.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31
	2020	2021	2022
Preferred shares - weighted average	86,731,855	—	—
Share options - weighted average	39,846,432	39,790,418	27,465,692
Restricted share - weighted average	479,275	204,129	369,050
Restricted share units - weighted average	32,870	471,680	942,501
VPP shares – weighted average	39,311	72,257	343,984

22.
Commitments and Contingencies

Contractual Purchase Obligations

The Group has entered into non-cancellable agreements related to the purchase of network equipment and construction related cost from third party vendors. As of December 31, 2022, contractual purchase obligations with respect to these servers consist of the following:

Contractual Purchase Obligations
(US$ thousand)
2022	7,568

23.
Related Party Transactions

For the years ended December 31, 2020, 2021 and 2022, the significant related party transactions and balances were as follows:

	Year Ended December 31
	2020	2021	2022
		(US$)
Rental fee charged by a related party	202	216	207
Consideration to a related party for Netless acquisition	1,300	—	—

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousand except share data, unless otherwise stated)

The rental fee charged by a related party represented the costs charged from a company under common control of a principal shareholder for a renewable operating lease for an office facility used by the Group. The Company has recorded US$0.2 million of ROU assets and lease liabilities as of December 31, 2022 associated with this lease (see Note 7 for additional information on leases).

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

24.
Subsequent Events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

25.
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

As of December 31, 2022, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to nil.

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance S-X Rule4-08 (e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended December 31, 2022.