Form 20-F
period 2023-12-31
Agora, Inc.
filed 2024-04-24
CIK 1802883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2023

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

2804 Mission College Blvd,

Santa Clara, California 95054,

United States
(Address of principal executive offices)

Jingbo Wang, Chief Financial Officer
Telephone: +1-408-879-5885
Email: investor@agora.io
2804 Mission College Blvd,

Santa Clara, California 95054,

United States
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

Title of Class	Number of Shares Outstanding
Class A ordinary shares, par value US$0.0001 each	292,628,765 were outstanding as of December 31, 2023
Class B ordinary shares, par value US$0.0001 each	76,179,938 were outstanding as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ Emerging growth company ☐

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
•
“US$,” “U.S. dollars,” or “dollars” refer to the legal currency of the United States; and
•
“We,” “us,” “our company” and “our” refer to Agora, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include variable interest entity, or the VIE, and the subsidiaries of the VIE in China in which we do not have any equity ownership but whose financial results have been consolidated based solely on contractual arrangements in accordance with U.S. GAAP.

The functional currency of our subsidiaries and the VIE in China is the Renminbi (or “RMB”), and the functional currency of our other subsidiaries is the U.S. dollar. This annual report contains translations between RMB and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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
•
our ability to remain competitive as we continue to scale our business; and
•
general economic conditions and changing regulations and their impact on customer and end-user demand, as well as PRC governmental policies relating to media, the internet, internet content providers and cybersecurity, and the implementation of a corporate structure involving variable interest entities in China.

You should read this annual report, including the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities. Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS) that operates in the United States, as well as other international markets outside the United States and China. Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market. Agora, Inc. does not conduct operations by itself.

We conduct our operations primarily through (i) our subsidiaries in the United States, Singapore and other jurisdictions for our global business; and (ii) the VIE, with which we have maintained contractual arrangements, and our PRC subsidiaries for our business in China. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the laws of China prohibit direct foreign investment in the operating companies in China. Current laws and regulations of China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Accordingly, the VIE holds our key operating licenses, provides services to our customers, and enters into contracts with our suppliers in China. As we may be required to obtain and maintain permits and licenses to operate our business in China in such services and businesses, we have, through our wholly foreign-owned subsidiaries in China, entered into a series of contractual arrangements, as amended and restated, with the VIE as well as its shareholders. The terms contained in these contractual arrangements, enable the Company to (i) direct the activities of the VIE that most significantly impact the VIE’ economic performance, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the laws of China. As a result of these contractual arrangements, Agora, Inc. is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

We have only one VIE as of the date of this annual report, which is owned by certain nominee shareholders, not Agora, Inc. All of these nominee shareholders are also beneficial owners of Agora, Inc. It is important to note that investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by Agora, Inc.’s subsidiaries and the VIE. More specifically, investors in the ADSs or our ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIE under current laws and regulations of China as investors would only have the contractual relationship with the operating entities in China. In this annual report, “U.S.” or the “United States” refer to the United States of America.

Corporate Structure and Contractual Arrangements

Our corporate structure involves unique risks to investors in the ADSs. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 68.2%, 53.3% and 56.7%, respectively, of our total revenues. As of December 31, 2022 and 2023, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 6.2% and 8.3% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIE have not been tested in court in China. If the government of China deems that our contractual arrangements with the VIE do not comply with the regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. This would result in the VIE being deconsolidated. When we rely on contractual arrangements with the VIE to direct the activities of the VIE that most significantly impact the VIE’s economic performance, it may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful. We and our investors face significant uncertainty about potential future actions by the government of China that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual rights over the assets and operations of the VIE. See “—D. Risk Factors—Risks Related to Our Corporate Structure” for a detailed discussion.

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIE(1):

Agora, Inc.
(Cayman)
100%
AGORA.IO INC.
(U.S.)
100%
ShengWang HongKong
Limited (HK)
100%
API Investment Limited
(Cayman)
100%
Agora Lab, Inc.
(U.S.)
100%
Agora.IO Singapore PTE.
Ltd. (Singapore)
100%
Shanghai Dayin Network
Technology Co., Ltd.
(PRC)
100%
Shanghai Shengwang
Technology Co., Ltd.
(PRC)
46.39%
(Indirectly)
Shanghai Shengshi
Chuangtuo Construction
and Development Co.,
Ltd. (PRC)
25%
75%
Agora Labs India Private
Limited (India)
Shanghai Zhaoyan
Network Technology Co.,
Ltd. (PRC)
Equity interest
Contractual arrangements

(1) Mr. Zhao, our founder, chief executive officer and chairman, holds 90% of the equity interests in the VIE, being Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan, and Ms. Yan Chen, an employee and a nominee shareholder, holds the remaining 10%.

Our business in Shengwang was and may continue to be conducted primarily through Zhaoyan, the VIE. We have controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin Network Technology Co., Ltd., or Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allow us to (i) direct the activities of Zhaoyan that most significantly impact Zhaoyan’s economic performance, (ii) receive substantially all of the economic benefits of Zhaoyan, and (iii) have an exclusive option to purchase all or part of the equity interests in Zhaoyan when and to the extent permitted by laws of China. These contractual arrangements include the share pledge agreement, voting rights proxy agreement, irrevocable powers of attorney, exclusive technology consulting and services agreement, and exclusive option agreement, as the case may be. As a result of these contractual arrangements, Agora, Inc. is considered the primary beneficiary of Zhaoyan for accounting purposes and is able to consolidate the financial results of Zhaoyan in the consolidated financial statements in accordance with U.S. GAAP.

We do not have any equity interests in Zhaoyan, the sole VIE as of the date of this annual report, which is owned by certain nominee shareholders. As a result, rights through these contractual arrangements may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in Zhaoyan. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

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

In the opinion of King & Wood Mallesons, our legal counsel in China:

•
the ownership structures of Shanghai Dayin and Zhaoyan in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and

•
the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable laws, rules and regulations currently in effect, and will not violate any applicable laws, regulations or rules currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the regulatory authorities in China may take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by King & Wood Mallesons that if the Chinese government find that the agreements that establish the structure for operating our business do not comply with restrictions on foreign investment in the business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “—D. Risk Factors—Risks Related to Our Corporate Structure.”

Material Licenses and Permits

The following table sets out the licenses and permits used in our operations in China as of the date of this annual report.

License/Permit	Holder	Expiration Date
Value-added Telecommunication Business Operation License (B1.B2-20182163)	Zhaoyan	June 21, 2028
Value-added Telecommunication Business Operation License (Shanghai B2-20220058)	Zhaoyan	January 14, 2027

As advised by our PRC legal counsel, as of the date of this annual report, our subsidiaries and VIE in China have obtained all material licenses, permissions and approvals necessary for our current main business operation in China and no such licenses, permissions or approvals had been denied.

As of the date of this annual report, other than the licenses, permissions and approvals we had obtained, we were not required to obtain other permissions or approvals from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other authorities to operate our business in China. We have been closely monitoring regulatory development in China regarding any necessary permissions or approvals from the CSRC, the CAC or other authorities to operate our business in China. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements. It is possible that we may be required by the regulators to update our existing licenses or to obtain additional licenses, permissions or approvals under the current or future laws, rules and regulations applicable to our business as promulgated and amended from time to time. Any failure by us, our subsidiaries and the VIE in China, even inadvertently, to maintain compliance with applicable PRC laws and regulations, or obtain and maintain required licenses and permissions, in a timely manner or at all, may result in the suspension or termination of our business activities in China, and even subject us, our subsidiaries or the VIE to administrative penalties. See “—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition,” “—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result” and “—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain and maintain permits and licenses to operate our business in China.”

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe, that the CSRC approval was not required in the context of our offered securities because (i) each of our subsidiaries in China was incorporated as wholly-owned by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules; and (ii) that no provision in the M&A Rules clearly classified our contractual arrangements as a type of transaction subject to the M&A Rules. However, there is uncertainty as to how the M&A Rules will be interpreted or implemented. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offered securities or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offered securities, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition.

Apart from above, as of the date of this annual report, we were not required to obtain other permissions or approvals from the CSRC, the CAC or any other PRC authorities to offer the securities being registered to foreign investors. However, there are uncertainties as to the related interpretation and implementation of current regulatory requirements and such regulations are subject to change. If the current or future laws, rules and regulations as promulgated and amended from time to time mandate specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such actions can be timely completed, or at all. Complying with these laws and requirements could cause us to incur substantial expenses. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or offerings, or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations. See “—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition” for more details.

The RTE-PaaS industry is still at a nascent stage of development and the laws and regulations regarding licenses for value-added telecommunication services in the PRC are continuously evolving, it is possible that the businesses described in relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current or future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we do not have an ownership interest over the VIE. Therefore, we are permitted to remit funds to the VIE through loans rather than capital contributions, and to receive funds from VIE through services fees rather than dividends. In this annual report, the term “VIEs” is used when we disclose certain historical financial data within our group. Where used, this term refers to (i) Zhaoyan, our only VIE as of the date of this annual report, and (ii) to the extent applicable, Beijing Zhonghuan Chuanyin Technology Co., Ltd., a PRC company that was one of the VIEs before its sale in February 2023

In 2021, 2022 and 2023, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2023, Agora, Inc. had made cumulative capital contributions of US$259.0 million to our PRC subsidiary through intermediate holding companies, and were accounted as long-term investments of Agora, Inc. These funds have been used by our PRC subsidiaries for their operations. In 2021, 2022 and 2023, the VIEs transferred US$38.6 million, US$24.4 million US$$48.6 million, respectively, to our PRC subsidiaries as payment of service fees.

As of December 31, 2022 and 2023, the aggregated payment of service fees from the VIEs to our PRC subsidiaries amounted to US$169.3 million and US$217.9 million, respectively. As of December 31, 2022 and 2023, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to US$41.8 million and US$26.1 million, respectively. The fees pertain to the research and development services between the VIEs and our wholly foreign-owned subsidiaries in China under the VIE agreements, as well as technical consulting services between the VIEs and our other PRC subsidiaries.

Cash flow between Agora, Inc., its subsidiaries, and the consolidated VIEs in 2021, 2022 and 2023 is summarized as follows. There were no other assets transferred between Agora, Inc., its subsidiaries, and the consolidated VIEs in 2021, 2022 and 2023 except as disclosed below.

	For the Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Payment of service fees from the VIEs to our PRC subsidiaries	38,565	24,380	48,587
Payment of research and development consulting fees from Primary Beneficiary of VIEs to the VIEs	3,204	3,799	17,327
Cash transferred from Agora, Inc. to Other Subsidiaries	275,406	14,041	—
Cash transferred from Other Subsidiaries to Primary Beneficiary of VIEs	42,220	30,896	23,103
Cash transferred from Other Subsidiaries to Agora, Inc.	—	—	50,692
Cash transferred from Primary Beneficiary of VIEs to Other Subsidiaries	—	—	19,016

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

For the service fees owed by the VIE to Shanghai Dayin, the WFOE, under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIE has sufficient funds to do so. Agora, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Agora, Inc., its subsidiaries, or the VIE by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Agora, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business” and “—D. Risk Factors—Risks Related to Doing Business in China—We are subject to restrictions on currency exchange.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future.

	Taxation Scenario(1)
	Preferential Tax and Treaty Rates (Scenario A)	Statutory Tax and Treaty Rates (Scenario B)
Hypothetical pre-tax earnings(2)	100%	100%
Tax on earnings at preferential rate (Scenario A, 15%) or statutory rate (Scenario B, 25%)(3)	(15)%	(25)%
Net earnings available for distribution	85%	75%
Failure of tax planning strategies – distribution to Shanghai Dayin, the WFOE, subject to double taxation at 25%	—	(18.8)%
Amounts to be distributed as dividend from Shanghai Dayin, the WFOE	85%	56.2%
Withholding tax at standard rate of 10%(4)	(8.5)%	(5.6)%
Net distribution to Parent/Shareholders	76.5%	50.6%

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of VIE agreements, our PRC subsidiaries may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.
(3)
Certain of our subsidiaries and the VIE qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
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

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by PRC tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiaries level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax loss to approximately 4.8% of the pre-tax loss. Our management is of the view that the likelihood that this scenario would happen is remote.

Financial Information Related to the VIEs

The following tables present the summary financial information for the VIEs and their subsidiaries, our wholly foreign-owned subsidiaries in China that are the primary beneficiary of VIEs, and other entities within the Group for the periods presented.

Selected Condensed Consolidating Statements of Comprehensive Loss Data

	For the Year Ended December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	-	60,997	274	80,267	-	141,538
Inter-company revenues(1)	-	30,715	2,206	-	(32,921)	-
Research and development (Interco)(1)	-	-	-	(32,921)	32,921	-
Other costs and expenses	(655)	(137,718)	(10,930)	(49,360)	-	(198,663)
Other operating income	-	(31,596)	1,632	(235)	-	(30,199)
Loss from subsidiaries and VIEs	(88,197)	(8,963)	(2,184)	-	99,344	-
Income (loss) from non-operations	1,640	(1,241)	39	89	-	527
Loss before income tax expenses	(87,212)	(87,806)	(8,963)	(2,160)	99,344	(86,797)
Less: income tax expenses	(7)	(391)	-	(24)	-	(422)
Net loss	(87,219)	(88,197)	(8,963)	(2,184)	99,344	(87,219)
Net loss attributable to ordinary shareholders	(87,219)	(88,197)	(8,963)	(2,184)	99,344	(87,219)

	For the Year Ended December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	-	62,507	12,490	85,686	(13)	160,670
Inter-company revenues(1)	-	26,173	7,981	-	(34,154)	-
Research and development (Interco)(1)	-	-	-	(34,154)	34,154	-
Other costs and expenses	(2,759)	(144,120)	(51,963)	(69,360)	13	(268,189)
Other operating income	(150)	(11,318)	442	2,782	-	(8,244)
Loss from subsidiaries and VIEs	(114,872)	(53,540)	(32,039)	-	200,451	-
(Loss) income from non-operations	(2,599)	6,046	9,549	(16,950)	-	(3,954)
Loss before income tax expenses	(120,380)	(114,252)	(53,540)	(31,996)	200,451	(119,717)
Less: income tax expenses	-	(620)	-	(43)	-	(663)
Net loss	(120,380)	(114,872)	(53,540)	(32,039)	200,451	(120,380)
Net loss attributable to ordinary shareholders	(120,380)	(114,872)	(53,540)	(32,039)	200,451	(120,380)

	For the Year Ended December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	40,621	12,744	114,617	—	167,982
Inter-company revenues(1)	—	31,060	12,661	—	(43,721)	—
Research and development (Interco)(1)	—	—	—	(43,721)	43,721	—
Other costs and expenses	(1,056)	(121,915)	(50,841)	(77,431)	—	(251,243)
Other operating income	—	71	935	1,562	—	2,568
Loss from subsidiaries and VIEs	(73,925)	(30,126)	(5,660)	—	109,711	—
Income from non-operations	2,626	6,359	103	90	—	9,178
Loss before income tax expenses	(72,355)	(73,930)	(30,058)	(4,883)	109,711	(71,515)
Less: income tax expenses	—	5	(68)	(777)	—	(840)
Net loss	(72,355)	(73,925)	(30,126)	(5,660)	109,711	(72,355)
Net loss attributable to ordinary shareholders	(72,355)	(73,925)	(30,126)	(5,660)	109,711	(72,355)

(1)
It represents the elimination of the intercompany service charges at the consolidation level for research and development services with primary beneficiary of VIEs and technical consulting services with other subsidiaries.

Selected Condensed Consolidating Balance Sheet Data

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	5,341	18,101	5,093	8,359	—	36,894
Short-term deposits	51,924	35,000	—	—	—	86,924
Short-term financial products issued by banks	84,500	353	—	—	—	84,853
Short-term investments	7,983	—	—	—	—	7,983
Accounts receivable, net	—	11,319	—	23,349	—	34,668
Prepayments and other current assets	2,905	3,506	391	2,257	—	9,059
Contract Asset	—	1,048	—	—	—	1,048
Amounts due from intercompany(3)	634,051	177,556	54,783	12,320	(878,710)	—
Total current assets	786,704	246,883	60,267	46,285	(878,710)	261,429
Property and equipment, net	—	20,713	208	1,787	—	22,708
Operating lese right-of-use assets	—	3,743	—	268	—	4,011
Intangible Assets	—	1,192	—	82	—	1,274
Long-term deposits	—	143,127	—	—	—	143,127
Long-term financial products issued by banks	20,000	—	—	—	—	20,000
Long-term investments	—	36,834	—	7,059	—	43,893
Other non-current assets	907	7,570	436	1,994	—	10,907
Land use right, net	—	167,246	—	—	—	167,246
Investments in subsidiaries(2)	(93,103)	(18,654)	—	—	111,757	—
Investments in VIEs(2)	—	—	(22,930)	—	22,930	—
Total non-current assets	(72,196)	361,771	(22,286)	11,190	134,687	413,166
Total assets	714,508	608,654	37,981	57,475	(744,023)	674,595
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	2,937	—	10,059	—	12,996
Advances from customers	—	6,055	—	1,710	—	7,765
Taxes payable	—	884	22	—	—	906
Current operating lease liabilities	—	2,105	—	342	—	2,447
Accrued expenses and other current liabilities	681	25,983	2,615	3,501	—	32,780
Amounts due to intercompany(3)	109,078	650,951	53,998	64,683	(878,710)	—
Total current liabilities	109,759	688,915	56,635	80,295	(878,710)	56,894
Long term borrowings	—	11,027	—	—	—	11,027
Long term payables	—	3	—	——	—	3
Long-term operating lease liabilities	—	1,636	—	90	—	1,726
Deferred tax liabilities	—	176	—	20	—	196
Total non-current liabilities	—	12,842	—	110	—	12,952
Total liabilities	109,759	701,757	56,635	80,405	(878,710)	69,846
Total shareholders’ equity (deficit)	604,749	(93,103)	(18,654)	(22,930)	134,687	604,749
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	714,508	608,654	37,981	57,475	(744,023)	674,595

	As of December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	27,727	14,825	986	2,135	—	45,673
Short-term investments	117,683	253,997	—	10,359	—	382,039
Accounts receivable, net	—	10,829	235	21,739	—	32,803
Prepayments and other current assets	1,251	5,081	570	424	—	7,326
Contract Asset	—	—	634	—	—	634
Held-for-sale assets	—	13,913	3,009	82	—	17,004
Amounts due from intercompany(3)	785,226	479,534	85,492	2,338	(1,352,590)	—
Total current assets	931,887	778,179	90,926	37,077	(1,352,590)	485,479
Property and equipment, net	—	8,418	503	4,025	—	12,946
Operating lese right-of-use assets	—	1,805	97	442	—	2,344
Intangible Assets	—	2,518	58	151	—	2,727
Goodwill	—	31,928	—	—	—	31,928
Long-term investments	39,000	46,659	—	8,500	—	94,159
Other non-current assets	—	380	460	2,048	—	2,888
Investments in subsidiaries(2)	(28,264)	(27,597)	—	—	55,861	—
Investments in VIEs(2)	—	—	(24,558)	—	24,558	—
Prepayment for land use right	—	168,244	—	—	—	168,244
Total non-current assets	10,736	232,355	(23,440)	15,166	80,419	315,236
Total assets	942,623	1,010,534	67,486	52,243	(1,272,171)	800,715
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	1,965	9	8,129	—	10,103
Advances from customers	—	1,421	4,583	2,348	—	8,352
Taxes payable	12	1,301	218	336	—	1,867
Current operating lease liabilities	—	1,638	—	294	—	1,932
Accrued expenses and other current liabilities	2,658	17,477	15,577	11,299	—	47,011
Held-for-sale liabilities	—	243	2,145	—	—	2,388
Amounts due to intercompany(3)	211,693	1,014,136	72,551	54,210	(1,352,590)	—
Total current liabilities	214,363	1,038,181	95,083	76,616	(1,352,590)	71,653
Long term payables	—	36	—	19	—	55
Long-term operating lease liabilities	—	206	—	134	—	340
Deferred tax liabilities	—	375	—	32	—	407
Total non-current liabilities	—	617	—	185	—	802
Total liabilities	214,363	1,038,798	95,083	76,801	(1,352,590)	72,455
Total shareholders’ equity (deficit)	728,260	(28,264)	(27,597)	(24,558)	80,419	728,260
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	942,623	1,010,534	67,486	52,243	(1,272,171)	800,715

(2)
It represents the elimination of the investment among Agora, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.
(3)
It represents the elimination of intercompany balances among Agora, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and VIEs’ subsidiaries.

The following table represents the roll-forward of the amount due to intercompany for the VIEs as of December 31, 2023:

For the Year Ended December 31, 2023
(in US$ thousands)
Amount due to intercompany
Balance as of December 31, 2022	(54,210)
Service fees accrued in fiscal year 2023	(32,921)
Value added taxes	(1,975)
Payment of service fees in fiscal year 2023	48,587
Other accrued	(24,258)
Foreign currency translation	94
Balance as of December 31, 2023	(64,683)

Selected Condensed Consolidating Statements of Cash Flow Data

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(17,327)	(48,587)	65,914	—
Sales of service from Group Companies(4)	—	23,951	24,636	17,327	(65,914)	—
Operating activities with external parties	4,874	(38,117)	(7,763)	27,395	—	(13,611)
Net cash generated from (used in) operating activities	4,874	(14,166)	(454)	(3,865)	—	(13,611)
Investment in inter-company-others(5)	50,692	19,016	23,103	—	(92,811)	—
Other investing activities	(14,675)	61,312	(83)	10,089	—	56,643
Net cash generated from (used in) investing activities	36,017	80,328	23,020	10,089	(92,811)	56,643
Proceeds (used in) generated from inter-financing-others(5)	—	(73,795)	(19,016)	—	92,811	—
Other financing activities	(63,277)	10,909	—	—	—	(52,368)
Net cash provided by financing activities	(63,277)	(62,886)	(19,016)	—	92,811	(52,368)

	For the Year Ended December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(3,798)	(24,380)	28,178	—
Sales of service from Group Companies(4)	—	18,038	6,341	3,799	(28,178)	—
Operating activities with external parties	414	(63,973)	(21,880)	33,059	—	(52,380)
Net cash generated from (used in) operating activities	414	(45,935)	(19,337)	12,478	—	(52,380)
Investment in inter-company-others(5)	(292)	(30,896)	(13,749)	—	44,937	—
Other investing activities	(81,574)	(49,277)	(154)	(13,057)	—	(144,062)
Net cash used in investing activities	(81,866)	(80,173)	(13,903)	(13,057)	44,937	(144,062)
Proceeds from inter-financing-others(5)	—	14,041	30,896	—	(44,937)	—
Other financing activities	(39,039)	(2,111)	—	—	—	(41,150)
Net cash provided by financing activities	(39,039)	11,930	30,896	—	(44,937)	(41,150)

	For the Year Ended December 31, 2021
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(3,204)	(38,565)	41,769	—
Sales of service from Group Companies(4)	—	26,707	11,858	3,204	(41,769)	—
Operating activities with external parties	1,922	(46,583)	(26,440)	51,101	—	(20,000)
Net cash (used in) generated from operating activities	1,922	(19,876)	(17,786)	15,740	—	(20,000)
Investment in inter-company-others(5)	(241,495)	(52,220)	(23,911)	—	317,626	—
Other investing activities	124,434	(169,944)	3,136	(15,316)	—	(57,690)
Net cash used in investing activities	(117,061)	(222,164)	(20,775)	(15,316)	317,626	(57,690)
Proceeds from inter-financing-others(5)	—	275,406	42,220	—	(317,626)	—
Other financing activities	251,992	(55)	—	—	—	251,937
Net cash provided by financing activities	251,992	275,351	42,220	—	(317,626)	251,937

(4)
The cash flows which have occurred between our subsidiaries and the VIEs included the following:

- cash paid by VIEs to our wholly foreign-owned subsidiaries in China for technical service fees;

- cash paid by our wholly foreign-owned subsidiaries in China to VIEs for research and development consulting fees;

(5)
The cash flow represents capital injections from ShengWang HongKong Limited to other subsidiaries, as well as cash transfers between Agora, Inc. and its equity owned subsidiaries.

The following table represents the roll-forward of Agora, Inc.’s investments in subsidiaries and investments in VIEs and VIEs’ subsidiaries, including share of loss from VIEs and VIEs’ subsidiaries:

Investments in subsidiaries and VIEs	Investments in subsidiaries	Investments in VIEs and VIEs’ subsidiaries
	(in US$ thousands)
January 1, 2022	73,273	5,560
Share of loss from subsidiaries and VIEs and VIEs’ subsidiaries	(114,872)	(32,039)
Share of other change in the capital account of subsidiaries and VIEs and VIEs’ subsidiaries	38,200	2,762
Foreign currency translation	(24,865)	(841)
December 31, 2022	(28,264)	(24,558)
Share of loss from subsidiaries and VIEs and VIEs’ subsidiaries	(88,197)	(2,184)
Share of other change in the capital account of subsidiaries and VIEs and VIEs’ subsidiaries	2,472	3,299
Foreign currency translation	20,886	513
December 31, 2023	(93,103)	(22,930)

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

Implication of the Holding Foreign Companies Accountable Act

According to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations (the “2021 Determinations”). Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

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

For details, see “—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We face various legal and operational risks and uncertainties as a company operating in various jurisdictions. We are subject to various risks both in our home markets, the United States and China, and in international markets outside our home markets. See “—Risks Related to Our Business and Industry—We are subject to a variety of uncertainties, costs and risks associated with our business operation in international markets outside the United States and China” and “—Risks Related to Our Business and Industry—Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition” as well as the risks included elsewhere in this annual report.

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

Risks Related to Our Business and Industry

•
We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses. For details, please see page 18.
•
Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products. For details, please see page 18.
•
The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, please see page 19.
•
If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer. For details, please see pages 19 and 20.
•
We are subject to a variety of uncertainties, costs and risks associated with our business operation in international markets outside the United States and China. For details, please see pages 20 and 21.
•
We may not successfully achieve expected growth. For details, please see page 21.
•
Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment. For details, please see page 21.
•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive. For details, please see pages 21 and 22.
•
Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition. For details, please see pages 22 to 24.

Risks Related to Our Corporate Structure

•
If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result. For details, please see pages 38 and 39.
•
We rely on contractual arrangements with the VIE to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition. For details, please see page 40.
•
The shareholders of the VIE may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition. For details, please see page 40.

Risks Related to Doing Business in China

•
Changes in the political and economic policies of the PRC government could adversely affect our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. For details, please see page 42.
•
We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. For details, please see pages 42 and 43.
•
The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations in China and the value of our ADSs. The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see page 43.
•
We may be required to obtain and maintain permits and licenses to operate our business in China. For details, please see page 43.
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, please see page 44.
•
Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless. For details, please see page 44.
•
PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, our PRC subsidiaries or the VIE to liability or penalties, limit our ability to inject capital into our PRC subsidiaries and the VIE or limit our PRC subsidiaries’ and the VIE’s ability to increase their registered capital or distribute profits. For details, please see page 45.

Risks Related to the ADSs

•
The trading price of our ADSs has been and is likely continue to be volatile, which could result in substantial losses to investors holders of our ADSs. For details, please see pages 48 and 49.
•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, please see pages 49 and 50.

•
We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies. For details, please see page 50.
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, please see page 50.
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets. For details, please see page 51.
•
We believe we likely were a passive foreign investment company, or PFIC, for 2023, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences. For details, please see pages 54 and 55.

Risks Related to Our Business and Industry

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses.

The RTE-PaaS market is at an early stage of development. We are subject to considerable uncertainty over the size and rate at which this market will grow, as well as whether our platform will be widely adopted in the United States, China, or other international markets. Prospective customers may be reluctant or unwilling to use our platform for a number of reasons, including concerns about costs, uncertainty regarding the reliability and security of cloud-based offerings, lack of awareness of the benefits of our platform, or that they have invested substantial personnel and financial resources to develop internal solutions. Our ability to expand sales depends on several factors that are out of our control, including but not limited to market awareness and acceptance, competition, end-user demand for applications with RTE features launched by our customers, technological challenges and developments. If the RTE-PaaS market or demand for our products does not grow or even decreases, our business, operating results and financial condition would be adversely affected.

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

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. In 2021, 2022 and 2023, our research and development expenses were US$110.7 million, US$114.5 million and US$77.7 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

We are subject to a variety of uncertainties, costs and risks associated with our business operation in international markets outside the United States and China.

In addition to our home markets, the United States and China, we also have operations and employees located in other international markets such as Europe, Southeast Asia and India. Going forward, we expect that our international activities will continue to grow over the foreseeable future, as we continue to pursue opportunities in existing and new markets, which will require significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle, difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

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
•
difficulties with differing technical and environmental standards, privacy, cybersecurity, data protection and telecommunications regulations and certification requirements outside our home markets, the United States and China, which could prevent customers from deploying our products or limit their usage;
•
compliance with various export controls, economic sanctions and various anti-bribery and anti-corruption laws in other jurisdictions;
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
•
currency control regulations or restrictions on the transfer of funds;
•
deterioration of relations among China, the United States and other countries;
•
exposure to uncertain political and economic environment that causes instability for businesses and volatility in global financial markets; and

•
political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

A number of factors could have an adverse impact on our operating results if our efforts to operate in the global market are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, changes in legal regulations or other conditions and difficulties in employing and training appropriate management and local employees. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another. As our global operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our international business expansion, we cannot assure you that we are or will be in compliance with all local laws. If, for any reason, we fail to develop our international business operation at expected rate of growth, or at all, our results of operation and financial performance will be materially adversely affected.

We may not successfully achieve expected growth.

There can be no assurance that our business will grow at any particular rate, or at all. In 2021, 2022 and 2023, we recorded total revenues of US$168.0 million, US$160.7 million and US$141.5 million, respectively. Going forward, our ability to forecast our future operating results is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. In the future, our profitability may be lower than it would be if our strategy were to maximize short-term profitability and we may operate at a loss. We intend to continue to invest significantly in sales and marketing efforts and in growing our platform and expanding our research and development and portfolio of products, which may not ultimately grow our business or cause long-term profitability.

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

In 2021, 2022 and 2023, we recorded loss from operations of US$80.7 million, US$115.8 million and US$87.3 million, respectively, and net loss of US$72.4 million, US$120.4 million and US$87.2 million during the same periods, respectively. We will need to generate and sustain increased revenue levels and manage costs in future periods in order to be profitable. We intend to continue to expend significant funds to support further growth and further develop our platform, including expanding the functionality of our platform, expanding our technology infrastructure and business systems to meet the needs of our customers, expanding our sales force and developer and partner ecosystems, increasing our marketing activities, and growing our international operations. We will also face increased compliance costs associated with growth, expansion of our customer base and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenues to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, our business may be harmed.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive.

The market for RTE-PaaS is subject to rapid technological changes, evolving industry standards, regulations and customer needs, requirements, and preferences. For example, the rollout of 5G networks could significantly impact the RTE-PaaS market. Although 5G networks are designed to provide higher data transmission quality and user experience which may increase demand for real-time engagement, it may also reduce the technical challenge for delivering real-time engagement and the value proposition of RTE-PaaS. The success of our business will depend, in part, on our ability to adapt and respond to these changes on an effective and timely basis. If we fail to develop new products that satisfy customers and end users and provide enhancements and new features for existing products that keep pace with rapid technological and industry change, our business, operating results and financial condition could be adversely affected. In addition, if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

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

Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition.

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

Outside of the EU, we continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more strict laws with more stringent subject matter specific state laws in the United States and with a broader scope in the PRC. For example, in 2018, California enacted the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. The CPRA took effect on January 1, 2023 and significantly modify the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Aspects of the CCPA, the CPRA, and their interpretation remain uncertain. The CCPA, CPRA, and similar laws may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with them. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that shares similarities with the CCPA, CPRA and legislation proposed in other states. The CDPA became effective on January 1, 2023 and requires us to incur additional costs and expenses in an effort to comply with it. Broad federal privacy legislation also has been proposed in the United States. Recent and new state and federal legislation relating to privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria has been satisfied, such as a completed official security assessment carried out by the PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Cybersecurity and Data Security.”

Furthermore, on December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective on February 15, 2022. Pursuant to the Revised Review Measures, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Revised Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. We cannot predict the impact of these laws and regulations on us, if any, at this stage, and we will closely monitor and assess any development. As of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator, neither had we been involved in any formal investigations on cybersecurity review made by the CAC on such basis. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

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

Any failure or perceived failure by us, our products or our platform to comply with new or existing U.S., PRC, Singapore, EU, UK, or other foreign privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

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
•
changes in the mix of products that our customers use;

•
changes in end user and customer demand as end users increase and decrease their time online or changes in end user or customer demand for our products;
•
the expansion of our business, particularly in international markets;
•
changes in foreign currency exchange rates;
•
changes in laws, regulations or regulatory enforcement in the United States, China or other countries that impact our ability to market, sell or deliver our products;
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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. In 2021, 2022 and 2023, we generated a substantial portion of our revenues from a limited number of customers. In 2021, 2022 and 2023, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 29.8%, 21.5% and 24.1% of our revenues, respectively. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

We use share-based compensation to award our management members and employees, and we have incurred share-based compensation expenses. In 2021, 2022 and 2023, our share-based compensation expenses amounted to US$31.5 million, US$32.4 million and US$24.6 million, respectively. On August 8, 2014, our board of directors adopted the 2014 Plan and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations. In January 2019, our board of directors approved and adopted the 2018 Equity Incentive Plan to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. At the end of June 2020, our board of directors approved and we adopted the Global Equity Incentive Plan. The terms of the Global Plan adopted by us are substantively the same as the terms of the 2018 Plan and 2014 Plan, which allows for the grant of non-statutory share options, share appreciation rights, restricted shares, restricted share units, and performance awards to employees, directors and consultants and parent and subsidiary corporations’ employees and consultants. In November 2020, management adopted and our board of directors approved our Venture Partners Plan, or the VPP Program, to supplement our equity incentive plans. The VPP Program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. As of December 31, 2021, 2022 and 2023, our total outstanding granted options to the employees, directors and consultants were to purchase 32,708,847, 38,102,889 and 32,726,830 of ordinary shares, respectively. In the future, if additional share incentives are granted to our employees, directors or consultants, we will incur additional share-based compensation expenses and our results of operations will be further adversely affected.

Our goodwill impairment may materially impact our financial position and results of our operations.

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of our business acquisitions. Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Our policy is to update the fair value calculation of its reporting units and perform the quantitative goodwill impairment test on a periodic basis.

We had US$31.9 million impairment of goodwill in 2023, which was primarily attributable to the negative impact on market demands resulted from a challenging global macroeconomic environment and regulatory changes in certain sectors, and as a result of the completion of Easemob’s organizational integration into Agora to be one reporting unit as whole. In the event that we incur material goodwill impairment in the future, our financial condition and results of operations could be negatively affected.

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

In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of others. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. To the extent we expand our international activities outside of the United States and China, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

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

Our operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers and leasing co-location facilities for our servers and equipment. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth demands by our customers. For example, in the first quarter of 2020, we experienced a spike in usage as a result of demand for online real-time engagement spurred by COVID-19. Although we were able to scale our network infrastructure in response, the general increase in demand for bandwidth and servers increased prices which in turn adversely impacted our gross margin. Failure to cater to increased customer demands for bandwidth may affect our ability to cost-effectively maintain and expand our network infrastructure, which could severely disrupt our business and operations and adversely affect our operating results and financial condition.

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

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. When we utilize open source software in our products in certain ways, the applicable open source licenses may subject us and our customers to certain requirements, including requirements that we and our customers offer the products that incorporate the open source software for no cost, make available source code for modifications or derivative works that are based on, incorporate or use the open source software, and license such modifications or derivative works under the terms of applicable open source licenses. We may receive notices alleging that our usage of other unlicensed open source software does not comply with the applicable license, or such usage requires us to obtain a commercial license. If it were determined that we had not complied with the conditions of one or more of these open source licenses, or if we are unable to successfully negotiate an acceptable commercial license, we and our customers could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined or otherwise prohibited from distributing our products that contained the open source software, and be required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our respective products and platforms, and to re-engineer our products or platforms or discontinue offering our products in the event re-engineering cannot be accomplished in a timely manner. Any of the foregoing could require us and our customers to devote additional research and development resources to re-engineer our products or platforms, harm our reputation, or result in customer dissatisfaction, and may adversely affect our business, operating results and financial condition.

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

As of the date of this annual report, we are not aware of any actions or claims raised by any third parties challenging our use of these properties we currently lease. Despite that, if any third parties who purport to be property owners or mortgagees challenge our right to use the leased properties, it could result in a diversion of management attention and cause us to incur costs associated with defending such actions or claims.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, operating results and financial condition.

The future success of our business depends on the continued use of the internet as a primary medium for commerce, communications and business applications, as well as continued growth in online real-time engagement. The U.S. federal and various state governments, the PRC government as well as foreign governments have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses” of this annual report.

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

In addition, the regulatory and market environment related to the industries in which our customers operate may have an adverse effect on our customers and therefore negatively impact our business. For example, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education on July 24, 2021, which contains requirements and restrictions related to after-school tutoring services and thus negatively affects certain of our customers and investments in the education sector. The crackdown on online education industry had a relatively adverse impact on our business, operating results and financial condition, as we used to provide video or voice calling services to support interactive online classes.

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

We may be subject to governmental export controls and economic sanctions regulations that could impair our ability to compete in the market due to licensing requirements and could subject us to liability if we are not in compliance with applicable laws.

Certain of our products and services may be subject to export control and economic sanctions regulations, including but not limited to the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. In addition to the foregoing, we might become the target of new sanction programs, export or import controls, or other international trade controls in the future due to the rapid development and frequent expansion of such sanctions programs and export or import controls. Exports of our products and the provision of our services must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our products or services, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our products and services in international markets, or, in some cases, prevent the export of our products or provision of our services to certain countries or end users. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitation on our ability to export our products and provide our services could adversely affect our business, operating results and financial condition.

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

We are subject to income taxes and other taxes in the United States, the PRC and other foreign jurisdictions. Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arm’s-length pricing standards for our intercompany transactions and our state sales and use tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes if our tax positions were challenged by the Internal Revenue Service, or IRS, the State Administration of Taxation, or SAT, and other tax authorities. Should the IRS, the SAT or other tax authorities assess additional taxes as a result of audits or examinations, we may be required to record charges to operations that could adversely affect our business, operating results and financial condition.

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

We maintain standard insurance for our employees, including life and medical insurance. Our insurance coverage is provided by reputable companies in accordance with commercially reasonable standards. Consistent with the industry practice in the United States, we have limited business interruption insurance, key-person insurance or insurance covering potential liabilities. There is no assurance that the insurance policies we maintain are sufficient to prevent us from incurring any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies or the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of our home markets, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to holders of our Class A and Class B Ordinary Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, operating results and financial condition.

We have operations primarily in the United States and China but sell to customers worldwide. As we continue to expand our international operations, we will become increasingly exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from revenues is denominated in U.S. dollars and Renminbi, a small amount is denominated in other currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our operating results in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our operating results. We do not currently maintain a program to hedge exposures to foreign currencies.

The value of the Renminbi against the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by applicable authorities. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Under current U.S. federal income tax law, U.S. federal net operating loss carryforwards (“NOLs”) that our U.S. subsidiaries generated in tax years through December 31, 2017, may be carried forward for 20 years and may fully offset taxable income in the year utilized, while U.S. federal NOLs generated in tax years after December 31, 2017, may be carried forward indefinitely but may only be used to offset 80% of taxable income annually. Furthermore, our U.S. subsidiaries’ ability to use their federal NOLs is conditioned on their maintaining profitability in the future and generating U.S. federal taxable income. Since we do not know whether or when our U.S. subsidiaries will generate the U.S. federal taxable income necessary to use the remaining NOLs, the NOLs generated prior to December 31, 2017 could expire unused. Other limitations may apply to state NOLs under state law, including California.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing, as required by Section 404 of the Sarbanes-Oxley Act. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective.

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

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operating activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.

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

We and members of our management may be subject to allegations, lawsuits or legal or administrative proceedings brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit, allegation or proceeding, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits, allegations or proceedings of a similar nature in the future. For example, while we have been continuously making efforts and devoting our resources to comply with labor-related laws and regulations in China, and as of the date of this annual report we were not aware of any material pending claims raised by our employees or any notice of proceedings from regulatory authorities in this regard, there can be no assurance that our employment practices will at all times be in full compliance, which may subject us to labor disputes or other legal or administrative proceedings.

Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. In 2021, 2022 and 2023, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay additional compensation or damages, or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, subject to undertakings for opening telecommunication industries made by China for joining WTO, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for those in a few categories, such as e-commerce, domestic multiparty communication, storage-and-forward, and call center services according to the Special Administrative Measures for Foreign Investment Access (Negative List) (Edition 2021) effective on January 1, 2022, which may be amended, supplemented or otherwise modified from time to time, or the Negative List. It’s further required under the currently effective Provisions on the Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulations that the primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas. The FITE Regulations was amended on March 29, 2022 and became effective on May 1, 2022, among which, the previous requirement on the primary foreign investor’s experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation. The enactment of the Foreign Investment Law introduces uncertainties regarding the interpretation and implementation of the legislation, particularly concerning how the control status of Variable Interest Entities (VIEs) would be determined thereunder.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our subsidiaries in the PRC are foreign-invested enterprises, or FIEs. As our current business and business plan to operate are deemed as kinds of VATS which are subject to restrictions or prohibitions, while our FIEs may not be eligible to operate VATS business in China according to above mentioned restrictions, we have historically conducted our business in China through the VIE. Shanghai Dayin has entered into a series of contractual arrangements with the VIE and its shareholders. As a result of these contractual arrangements, we had historically control over and were the primary beneficiary of the VIE and have control over and is the primary beneficiary of Zhaoyan as of the date of this annual report and hence consolidate its financial results as the VIE under U.S. GAAP.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, is of the view that, as of the date of this annual report, each of the contracts among Shanghai Dayin, Zhaoyan and its shareholders is valid, binding and enforceable in accordance with its terms. However, PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Hence, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, or the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose controlling financial interest of the VIE and its subsidiaries, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements with the VIE to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.

We rely on contractual arrangements with the VIE and the shareholders of the VIE to operate our business in the PRC. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIE. If the VIE or the shareholders of the VIE fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, though we have entered into share pledge agreements with the shareholders of the VIE, our remedies under the share pledge agreements are primarily intended to help us collect debts owed to us by the VIE or the shareholders of the VIE under the contractual arrangements and may not help us in acquiring the assets or equity of the VIE. There might also be costs and uncertainties in enforcing these contractual arrangements under the PRC legal system. Furthermore, all the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how such contractual arrangements should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert controlling financial interest over the VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be adversely affected.

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

The shareholders of the VIE may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition.

The interests of the shareholders of the VIE may differ from the interests of our company as a whole, as what is in the best interests of the VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the VIE to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIE may encounter. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in the VIE to Dayin or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIE as provided under the power of attorney agreements, directly appoint new directors of the VIE. We rely on the shareholders of the VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that the VIE owes additional taxes, which could adversely affect our business, operating results and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the tax authorities determine that the contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes, and adjust their income in the form of a transfer pricing adjustment, which could increase their tax liabilities and our overall tax liabilities. In addition, if the shareholders of the VIE are requested to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to income tax. Furthermore, the tax authorities may impose late payment fees and other penalties for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Under the contractual arrangements, the VIE may not and the shareholders of the VIE may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of the VIE breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities or otherwise benefit from the assets held by the VIE, which could adversely affect our business, operating results and financial condition. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, operating results and financial condition.

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

The 2015 Draft introduced certain concepts for the regulation of “variable interest entity” structure, or the VIE structures, such as “actual control” and “controlling PRC companies by contracts or trusts.” However, the enacted Foreign Investment Law, as well as its implementation rules which was promulgated on December 26, 2019 and took effect on January 1, 2020, no longer mention the relevant concepts for the regulation of these variable interest entity structures. Instead, the newly promulgated Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of the VIE would be determined under the enacted Foreign Investment Law. We also face uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected. If we are not able to obtain any approval when required, our contractual arrangements may be regarded as invalid and illegal, which could adversely affect our business, operating results and financial condition, for instance, we may not be able to (1) continue our business in China through our contractual arrangements with Zhaoyan, (2) exert controlling financial interest over Zhaoyan or (3) consolidate the financial results of, and receive economic benefits from Zhaoyan under existing contractual arrangements.

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

The Chinese government stringently regulates the internet sector, imposing access, investment restrictions, and licensing requirements. For instance, we operate our business in China through businesses controlled through contractual arrangements due to restrictions on foreign investment in businesses related to value-added telecommunication services. Moreover, we are subject to regulatory uncertainties in China's internet sector with respect to the vague content restrictions by the State Secrecy Bureau or other competent PRC authorities, as well as the applicable laws and regulations, such as the recently amended Law on Preservation of State Secrets. See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Overseas Listing.” The evolving nature of the legal landscape in this sector and the statutory-based legal system, where past decisions offer little precedent, creates significant uncertainties in enforcement and interpretation. This makes it challenging to predict how actions or omissions could lead to liabilities within the heavily regulated Chinese internet industry.

The rise in internet and online service usage may lead to new laws covering areas like privacy, cybersecurity, and product quality. Compliance with these regulations could affect demand and operating costs. Uncertainties stemming from existing laws, government positions, and potential new regulations pose challenges for foreign investments and internet businesses in China, impacting our operations.

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

The PRC government has significant oversight and discretion over the conduct of our business in China and may intervene with or influence our operations in China as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published policies that may adversely affect the internet industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding the internet industry that could further adversely affect our business in China, financial condition and results of operations. Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See “—We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses” for details. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We may be required to obtain and maintain permits and licenses to operate our business in China.

Our business activities mainly include offering real-time engagement products that enable interactions through audio, video or message within mobile applications, which may be regarded as value-added telecommunications services under the Catalog of Telecommunications Business, or the Catalog. Considering the products we offer and the way our services are provided to our customers, we were of the view that our business activities did not clearly fit into any current category under the Catalog, and there was no specific license that was expressly and completely applicable to our business under the Catalog. However, the RTE-PaaS industry is still at a nascent stage of development and the laws and regulations regarding licenses for value-added telecommunication services in the PRC are continuously evolving.

According to our verbal consultations with MIIT conducted on January 19, 2022 through official consultation channel, our business activities of provision of real-time engagement platforms may be regarded as domestic multiparty communication services, a kind of value-added telecommunications services and thus, we may be required to obtain the a value-added telecommunication business operation license with service scope for provision of domestic multi-party communication services, or the DMPC license. Though Zhaoyan has already obtained the DMPC license with national coverage on January 13, 2020 to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would again be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Additionally, the delisting of the ADSs, or the threat of their being delisted, may nevertheless materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

However, the PCAOB will determine annually whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, our PRC subsidiaries or the VIE to liability or penalties, limit our ability to inject capital into our PRC subsidiaries and the VIE or limit our PRC subsidiaries’ and the VIE’s ability to increase their registered capital or distribute profits.

Pursuant to Circular of the SAFE on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, PRC residents are required to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE and amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Overseas Listing.”

Mr. Zhao completed the initial SAFE registration pursuant to SAFE Circular 37 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, we may not be continuously aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, our PRC subsidiaries or the VIE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and the VIE and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks could adversely affect our business, operating results and financial condition.

We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business.

We are a holding company and may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIE for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiaries or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to Shanghai Dayin, the WFOE, and the VIE permit payments of dividends only out of its retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, our Shanghai Dayin, the WFOE, and the VIE are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our PRC subsidiaries and the VIE are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of the VIE to make remittance to the Shanghai Dayin, the WFOE, and on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including making investments or acquisitions that could be beneficial to our businesses, paying dividends to our shareholders or otherwise funding and conducting our business.

The discontinuation of the preferential tax treatment available to us in China could adversely affect our business, operating results and financial condition.

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Shanghai Dayin, Zhaoyan and Shanghai Shengwang enjoy a reduced enterprise tax rate of 15%, because they are qualified as the “high and new technology enterprises strongly supported by the state,” or HNTEs, under the modified Enterprise Income Tax Law of the PRC, or the EIT Law. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to a number of applicable rules in China. In the event the preferential tax treatment for our PRC subsidiaries is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

We and our non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, there are certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we or any of our non-PRC subsidiaries were to be considered a PRC resident enterprise, we or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on our or the subsidiary’s global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law of the PRC. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets.”

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

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-PRC company, or immovable properties located in China owned by non-PRC companies.

Pursuant to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which amends certain provisions in Bulletin 7.

Due to the uncertainty of the application of Bulletin 7 and SAT Circular 37, we face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that our company should not be taxed under Bulletin 7 and SAT Circular 37, which could adversely affect our business, operating results and financial condition.

We are subject to restrictions on currency exchange.

A substantial portion of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries or the VIE. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and the VIE, or to make additional capital contributions to our PRC subsidiaries.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and was amended on December 30, 2019 and on March 23, 2023, in replacement of the Circular of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Supplementary Circular of the General Affairs Department of the State Administration of Foreign Exchange on Business Operational Issues Concerning Improving Administration for the Payment and Settlement of the Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 88, and the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Pilot Reform in Some Regions on Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprise, or Circular 36. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the offering, to our PRC subsidiaries and the VIE, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE, a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIE by means of capital contributions given the potential restrictions on foreign investment in the businesses that are currently conducted by the VIE. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals in a timely manner, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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
•
changes in end-user and customer demand as end-users increase and decrease their time online or changes in end-user or customer demand for our products;
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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2024, our chief executive officer beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 20.9% of our total outstanding share capital and 84.1% of the aggregate voting power of our total outstanding share capital, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E.Share Ownership.”

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

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because Mr. Zhao, our chief executive officer and chairman, owns more than 50% of the aggregate voting power of our issued and outstanding share capital. If Mr. Zhao transfers shares to the Management Partnership, we may remain a controlled company even if Mr. Zhao ceases to be our employee, director or shareholder. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See the sections of this annual report captioned “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.”

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

In addition, we conduct a significant portion of our business operations in emerging markets, including China. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals outside of United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. See “—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigations or collect evidence within China,” and “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets” for risks associated with investing in us as a Cayman Islands company. Furthermore, the laws of the Cayman Islands and of jurisdictions outside of United States may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We believe we likely were a passive foreign investment company, or PFIC, for 2023, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2023 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term and long-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2023 taxable year, we believe we likely were a PFIC for our 2023 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase. Further, even if the market price of our ADSs does increase, we could still be treated as a PFIC for any taxable year if it were determined that we are not treated as the owner of the VIE for U.S. federal income tax purposes.

If we are or were a PFIC for any taxable year during which a U.S. investor holds or held an ADS or an ordinary share, and unless the U.S. Holder makes or has made a mark-to-market election (as described below in the section of this annual report captioned “Item 10.

Additional Information—E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules”), certain adverse U.S. federal income tax consequences will generally apply to the U.S. investor, including increased tax liability on disposition gains and “excess distributions,” as well as additional reporting requirements. This will continue to be the case even if we cease to be a PFIC in a later taxable year, unless one of certain elections is made. See the section of this annual report captioned “Item 10. Additional Information—E. Taxation–U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. Information on the Company

A. History and Development of the Company

Agora, Inc. was incorporated in November 2013 as an exempted company with limited liability in the Cayman Islands and has been listed on the Nasdaq Global Select Market under the symbol “API” since June 2020.

Agora, Inc. is the holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement PaaS, providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

As of the date of this annual report, our principal subsidiaries and variable interest entity include the following entities:

•
AGORA.IO INC., or Agora Delaware, a Delaware corporation and our wholly-owned subsidiary, which is a holding company of subsidiaries relating to our Agora business.
•
Agora Lab, Inc., or Agora Lab, a California corporation and a wholly-owned subsidiary of Agora Delaware, which provides services under our Agora business.
•
Agora.IO Singapore PTE. Ltd., or Agora Singapore, a private company limited by shares incorporated in Singapore and a wholly-owned subsidiary of Agora Delaware, which provides services under our Agora business.
•
Agora Labs India Private Limited, or Agora India, a private company incorporated in India and jointly owned by Agora Lab and Agora Singapore, which provides services under our Agora business.
•
ShengWang HongKong Limited, or ShengWang HK (previously known as Agora IO Hongkong Limited), a private company limited by shares incorporated in Hong Kong and our wholly-owned subsidiary, which is a holding company of subsidiaries and the VIE relating to our Shengwang business.
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
•
Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan, a PRC limited liability company. We, through Shanghai Dayin, have entered into certain contractual arrangements with Zhaoyan and Zhaoyan’s shareholders. See the section of this annual report captioned “—C. Organizational Structure—Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders.” As a result of our contractual arrangements with Zhaoyan and Zhaoyan’s shareholders, we are the primary beneficiary of Zhaoyan, and, therefore, have consolidated the financial results of Zhaoyan in our consolidated financial statements in accordance with U.S. GAAP. Zhaoyan provides services under our Shengwang business. For more details, including risks associated with the VIE structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
•
API Investment Limited, or API Investment (previously known as Agora IO, Inc.), a Cayman Islands exempted company with limited liability and our wholly-owned subsidiary, which is a holding company of subsidiaries relating to certain of our long-term investments.
•
Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd., a PRC limited liability company in which API Investment indirectly holds 46.39% equity ownership and 100% economic interest. This entity is established to manage the construction project of our company’s headquarter in Shanghai on the premises whose land use rights was acquired in June 2022.

In February 2022, our board of directors authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months. In each of February 2023 and 2024, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. The share repurchase program is expected to expire on February 28, 2025. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

Corporate Information

Our principal executive offices and the headquarters of our Agora business are located at 2804 Mission College Blvd, Santa Clara, California 95054, United States. Our telephone number at this address is +1-408-879-5885. The headquarters of our Shengwang business are located at Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road, Yangpu District, Shanghai, People’s Republic of China. Our telephone number at this address is +86-400-632-6626.

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

Recent Regulatory Development on Cybersecurity

In December 2021, the CAC and several other administrations jointly promulgated the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective on February 15, 2022, superseding and replacing the cybersecurity review measures that had been in effect since June 2020. According to the Revised Review Measures, to the extent the purchase of network products and services by a CIIO or the data processing activities conducted by a “network platform operator” affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Revised Review Measures. The Revised Review Measures also expand the cybersecurity review to “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities “in a foreign country.” Furthermore, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities “affect or may affect national security.” Since the Revised Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Revised Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security.” As a result, there can be no assurance that we will not be required to apply for a cybersecurity review for our purchase of network products and services to the extent we will be deemed an CIIO, or that we will not be required to apply for a cybersecurity review for maintaining our listing status and our future securities offerings overseas. To the extent any cybersecurity review is required, we cannot assure you that we will able to complete it in a timely manner, or at all. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations.

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

Potential CSRC Approval Required for the Listing of our ADSs

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Filing Measures, or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023.

The Overseas Listing Trial Measures, among others, lays out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. It further requires that, subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application in submitted overseas. And upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. There remain substantial uncertainties as to the interpretation, application, and enforcement of the Overseas Listing Trial Measures and how they will affect our operations and our future financing. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy, (iv) the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof, or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Overseas Listing Trial Measures further stipulates that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC.

On February 17, 2023, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC which, among others, state that the companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures and the relevant guidelines.

According to above, we need to file required documents with the CSRC regarding our future securities offerings and may be subject to additional compliance requirements.

We are subject to a variety of laws and regulations in our home markets, the United States and China. See “B. Business Overview—Regulations.”

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

Since the establishment of our Agora business in Santa Clara, California and our Shengwang business in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community. In 2023, we powered approximately 620 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions, e-commerce, financial services, healthcare and IoT.

When combined with state-of-the-art technologies in artificial intelligence (“AI”) and extended reality (“XR”, including augmented reality, “AR”, and virtual reality, “VR”), real-time engagement can greatly influence or even transform various industries, inspiring and enriching a wide range of use cases. For example, the launch of Apple Vision Pro marks an important breakthrough in spatial computing and XR, whose high video resolution and see-through capability will demand higher quality video content and open the possibility for hologram video content consumption and interaction. Recently, the rapid development of generative AI models also leads to innovative use cases such as AI companions, social games with AI players, and AI tutors for learning languages. As AI models continue to advance and enhance their multi-modal capabilities to process and generate contents in voice and video format, human users will be able to directly engage with AI models through voice or video chat in real-time, bringing about tremendous new possibilities.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. We define active customers as customers from whom we generate more than US$100 of revenue during the preceding 12 months. The active customers of Agora were 1,125, 1,422 and 1,683 as of December 31, 2021, 2022 and 2023, respectively. The active customers of Shengwang were 3,727, 3,705 and 4,144 as of December 31, 2021, 2022 and 2023, respectively, excluding customers of Easemob’s CEC business. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Dollar-Based Net Retention Rate. The Dollar-Based Net Retention Rate of Agora was 171%, 144% and 93% for 2021, 2022 and 2023, respectively. The Dollar-Based Net Retention Rate of Shengwang was 84%, 96% and 82% for 2021, 2022 and 2023, respectively, excluding the revenues from Easemob’s CEC business and K12 academic tutoring sector.

Our total revenue decreased by 4.4% from US$168.0 million in 2021 to US$160.7 million in 2022, and further decreased by 11.9% to US$141.5 million in 2023. If excluding the impact of regulation change in K12 academic tutoring sector in China, our total revenue would have increased by 23.5% from US$127.8 million in 2021 to US$158.9 million in 2022, then decreased by 11.0% to US$141.5 million in 2023. We recorded net loss of US$72.4 million, US$120.4 million and US$87.2 million in 2021, 2022 and 2023, respectively.

Our Platform

Our cloud platform enables real-time engagement for millions of concurrent end users worldwide. The key components of our platform are our SDK and the SD-RTN, which are the foundation of the products we offer developers such as Video Calling, Voice Calling, Interactive Live Streaming, Broadcast Streaming, Chat, Signaling, Recording and Analytics, among others. These products can be accessed through simple APIs and are fully programmable.

Our SDK contains all the software modules a developer needs to embed real-time engagement capabilities into an application, such as video and audio capturing, rendering, pre- and post-processing, encoding and decoding, packet loss compensation, as well as first- and last-mile transmission. With an open and modular architecture, our SDK breaks down the entire end-to-end transmission path into dozens of loosely coupled components with standardized interfaces for each module, so that developers can enjoy much more granular control over the media pipeline to create the optimal experience for their specific use case. Our SDK has comprehensive features and is easy to be integrated into applications across development frameworks with good documentation and simple codes. Our SDK is customizable based on the functionalities needed by the developer and runs on end users’ devices as part of the developer’s application. We utilize adaptive artificial intelligence in various modules of our SDK to deliver an optimized end user experience while maintaining a balanced power consumption for device processing.

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
•
Broadcast Streaming. Our Broadcast Streaming product enables voice and video live streaming to reach large global audiences with high quality and reliability. When combined with our Interactive Live Streaming product, specific audience members can be invited to communicate with hosts via real-time audio or video. By providing a tradeoff between cost and latency, our customers are able to choose the overall solution that best matches their use case.
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
•
Real-Time Transcription. Our Real-Time Transcription product instantly transcribes speech to text for live audio and video, allowing live captions to be distributed to all participants in the channel. It delivers high accuracy even with overlapping speech, regional accents, and poor network conditions.

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

We also utilize adaptive artificial intelligence, or adaptive AI, in various modules of our SDK, such as encoding, transmission, processing and rendering, to deliver an optimized end user experience while maintaining a balanced power consumption for device processing. For example, our AI algorithms predict focal points in a video, such as a person speaking compared to a background detail, to encode and render the video using more or less data, and predict packet loss rate to dynamically compensate for packet loss. They also enable a variety of transmission enhancements, such as identifying and eliminating echoes, distinguishing spoken language from other sounds to prioritize transmission of spoken language, filtering and suppressing noises that end users are more likely to be sensitive to, and enhancing video resolution by predicting and filling in details that have been lost or distorted during transmission due to packet loss.

SD-RTN

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

Sales and Marketing

As of December 31, 2023, our Agora business had 57 employees in its sales and marketing team and our Shengwang business had 108 employees in its sales and marketing team. When a use case becomes sufficiently well-established, such as our Video Calling product in the social vertical, we deploy our respective sales teams to identify and actively approach similarly situated companies that could benefit from our products. For promising new use cases, we work with our customers and deploy our own engineers to assist with the integration of our products into their applications. This is a key element of our strategy to enable new use cases and accelerate usage of our platform and we do not usually charge customers for such services. Relying on their deep understanding of our products and solutions, our customers as well as the specific use cases, Agora’s and Shengwang’s sales teams not only respond to customer demand efficiently, but also help us define and build optimized offerings for the market.

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
•
Public cloud providers that offer RTE-PaaS services.

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

Research and Development

Innovation is the heart of everything we do and we intend to continue to invest significant resources in our research and development capabilities. Our ability to deliver leading products depends on our rapid development of new technologies, features and functionality, and ensuring that our platform continues to deliver a high quality of service at all times. As of December 31, 2023, we had 485 employees in our global research and development team with extensive knowledge and experience in RTE technologies, representing 61.4% of our total employees. In 2021, 2022 and 2023, research and development expenses represented 59.1%, 55.3% and 53.0% of our operating expenses, respectively. During the same periods, research and development expenses represented 65.9%, 71.3% and 54.9% of our total revenue, respectively.

We actively respond to developers’ needs to drive positive end user experiences and our engineers aim to stay on the cutting edge of real-time engagement technologies. Our value proposition lies in helping developers bring innovative use cases to reality using our products because we ultimately share in their success.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights and our brand, we rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of March 31, 2024, we had 61 issued patents and 11 pending patent applications in the United States, 27 issued patents and 11 pending patent applications in China, 6 issued patents and 4 pending patent applications in Europe and India. We own 2 and 86 trademarks in the United States and China, respectively.

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

On December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which has become effective on February 15, 2022 and replaced the Cybersecurity Review Measures jointly published by the CAC and 11 other government authorities on April 13, 2020, further expand the applicability of the cybersecurity review requirement. Pursuant to the Revised Review Measures, in addition to “critical information infrastructure operators” who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review, any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Revised Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

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

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which took effect on June 1, 2023. It provides that the personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (1) it is not a critical information infrastructure operator; (2) it processes the personal information of less than 1 million individuals; (3) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (4) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year and prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. Furthermore, the personal information handler shall, within 10 working days after the Standard Contract enters into effect, apply for filing with the cyberspace administration at the provincial level.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating the Cross-border Flow of Data, or the Cross-border Flow of Data Provisions, which took effect on the same day and provides that unless the otherwise provided, the data processor shall apply for security assessment for cross-border data transfer to the CAC through the local cyberspace administration at the provincial level if any of the following conditions is met (i) the critical information infrastructure operator transfers personal information or important data abroad, or (ii) the data processor other than a critical information infrastructure operator transfers important data abroad, or has, since January 1 of the current year, transferred the personal information of more than 1 million users (excluding sensitive personal information) or the sensitive personal information of more than 10,000 users abroad cumulatively. Furthermore, the Cross-border Flow of Data Provisions also provides that unless the otherwise provided therein, the data processor other than a critical information infrastructure operator who has, since January 1 of the current year, transferred the personal information of more than 100,000 users, less than 1 million users (excluding sensitive personal information) or the sensitive personal information of more than 10,000 users abroad cumulatively shall conclude a standard contract for outbound transfer of personal information with overseas recipients or go through the authentication for protection of personal information in accordance with the law.

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

On October 16, 2023, the State Council issued the Regulation on the Protection of Minors in Cyberspace which took effect on January 1, 2024. The Regulation provides that the personal information handlers shall strictly abide by the provisions of the Cyberspace Administration of China and relevant authorities on the scope of necessary personal information for cyber products and services, and shall not compel minors or their guardians to consent to non-necessary personal information processing, nor shall they refuse minors to use their basic functional services because the minors or their guardians do not agree to handle non-necessary personal information of minors or withdraw their consent.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 2018 and further amended on December 29, 2023 which will take effective on July 1, 2024 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and came into effect on January 1, 2020 and its implementation regulations that took effect the same day.

Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates. See the section of this annual report captioned “—B. Business Overview—Regulations—PRC Regulations—Regulations Related to Mergers and Acquisitions and Overseas Listings” of this annular report for details.
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

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and was amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on January 22, 1999 and was amended on March 24, 2019, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

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

Regulations on Overseas Listing

On July 6, 2021, Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law was jointly issued by the General Office of the Communist Party of China Central Committee and the General Office of the State Council, which steps-up scrutiny of overseas listings by companies and calls for strengthening cooperation in cross-border regulation, improving relevant laws and regulations on cyber security, cross-border data transmission and confidential information management, including the confidentiality requirement and file management related to the issuance and listing of securities overseas, enforcing the primary responsibility of the enterprises for information security of China-based overseas listed companies and promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the official guidance and related implementation rules of these opinions have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023.

The Overseas Listing Trial Measures, among others, lays out specific requirements for filing. In addition, it stipulates that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security and lays out the prohibited circumstances for overseas offering and listing. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. It further requires that, subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application in submitted overseas. And upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. There remain substantial uncertainties as to the interpretation, application and enforcement of the Overseas Listing Trial Measures and how they will affect our operations and our future financing.

The Overseas Listing Trial Measures further stipulates that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC.

On February 17, 2023, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC which, among others, state that the companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures and the relevant guidelines.

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

However, we have been further advised by King & Wood Mallesons that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the Ministry of Commerce of the PRC published a discussion draft of the proposed Foreign Investment Law (2015), or the 2015 Draft, for public review and comments. The 2015 Draft was replaced by the draft Foreign Investment Law (2018), which was published by the SCNPC in December 2018 and further amended in January 2019. The new Foreign Investment Law was approved by the National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. Among other things, the 2015 Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or FIE. Under the 2015 Draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the relevant terms with regard to the VIE structure in the 2015 Draft have been removed in their entirety in the newly effective Foreign Investment Law and there are significant uncertainties as to how the control status of Zhaoyan would be determined under the Foreign Investment Law, and furthermore, whether any of the businesses that we currently operate or plan to operate in the future through Zhaoyan would be subject to any foreign investment restrictions or prohibitions under the “negative list” then effective.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

D. Property, Plants and Equipment

The headquarters of our Shengwang business are in Shanghai, where we lease office space with an area of approximately 8,278 square meters. The headquarters of our Agora business are in Santa Clara, where we lease office space with an area of approximately 525 square meters.

In June 2022, we entered into an agreement with the local government to acquire the land use rights for approximately 42,000 square meters of land in the riverside area of Yangpu District, Shanghai, China through an entity (the “Joint Venture”) established by us and two independent third parties. We hold a 46.39% equity interest in the Joint Venture. The aggregate consideration for acquiring the land use rights is approximately RMB2.5 billion. The land use rights for the foregoing parcel were officially obtained in February 2023, and the building construction on such parcel was commenced in the same year. Following the estimated completion of building construction in 2026, we may use part of the building as our office space.

Save for the foregoing, we lease all our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

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

A. Operating Results

Overview

Agora, Inc. is the holding company of two independent divisions, under Agora brand and Shengwang brand, respectively. Agora is a pioneer and global leader in Real-Time Engagement PaaS that operates in the United States, as well as other international markets outside the United States and China. Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

We provide developers simple-to-use, highly customizable and widely compatible application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications without the need to develop the technology or build the underlying infrastructure themselves. The real-time data transmission is handled by our Software-Defined Real-Time Network, or SD-RTN, which is a virtual network overlay on top of the public internet. Using our proprietary algorithms, the SD-RTN continuously monitors and optimizes data transmission paths through the network to minimize latency and packet loss, enabling high-quality real-time engagement across millions of concurrent end users.

Since the establishment of our Agora business headquartered in Santa Clara, California and our Shengwang business headquartered in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community. In 2023, we powered approximately 620 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions, e-commerce, financial services, healthcare and IoT.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers, defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, excluding customers of Easemob’s CEC business, reached 1,683 and 4,144 for Agora and Shengwang, respectively, as of December 31, 2023.

As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Dollar-Based Net Retention Rate. The Dollar-Based Net Retention Rate of Agora was 171%, 144% and 93% for 2021, 2022 and 2023, respectively. The Dollar-Based Net Retention Rate of Shengwang was 84%, 96% and 82% for 2021, 2022 and 2023, respectively, excluding the revenues from Easemob’s CEC business and K12 academic tutoring sector.

Our total revenue decreased by 4.4% from US$168.0 million in 2021 to US$160.7 million in 2022, and further decreased by 11.9% to US$141.5 million in 2023. If excluding the impact of regulation change in K12 academic tutoring sector in China, our total revenue would have increased by 23.5% from US$127.8 million in 2021 to US$158.9 million in 2022, then decreased by 11.0% to US$141.5 million in 2023. We recorded net loss of US$72.4 million, US$120.4 million and US$87.2 million in 2021, 2022 and 2023, respectively.

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

We quantify our expansion across existing customers through our Dollar-Based Net Retention Rate. Our Dollar-Based Net Retention Rate reflects adoption and usage within our customers, as our revenue is primarily driven by the customers’ usage of our video and voice products, while removing the impact of currency translations which we do not believe reflect our core operating performance. Dollar-Based Net Retention Rate may fluctuate as a result of several factors, including the level of penetration within our customer base, expansion of products and features, the mix of use cases and products adopted by our customers, fluctuations in the usage of our customers’ applications by their end users and our ability to retain our customers.

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

International Growth

A component of our growth strategy involves the further expansion of our operations and customer base worldwide. The majority of our revenue in 2021, 2022 and 2023 was generated from customers operating primarily in the PRC and United States. We expect to continue to expand our international go-to-market and collaboration efforts with ecosystem partners in other global markets in the future. Although the expansion of the reach of our platform and our global sales efforts will add increased complexity and costs to our business, we can create use case revenue synergies where we can leverage the experience we learned while developing certain use cases in a region to accelerate adoption in another region. Additionally, we can create use case cost synergies where we no longer need to re-invest into developing a use case in a region if there is already an existing use case that we have previously developed in another region.

Effect of Currency Translations

As a result of our international operations, we are exposed to the impacts of currency translation. Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and the VIE in the PRC, which generate the majority of our revenue, is the Renminbi. The financial statements of our entities using functional currencies other than the U.S. dollar are translated to the U.S. dollar. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. As a result, as the Renminbi depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected.

Key Operating and Financial Metrics

The following table sets forth the key financial and operating metrics we use for the years indicated.

	Year Ended December 31,
	2021	2022	2023
Dollar-Based Net Retention Rate:
Agora	171%	144%	93%
Shengwang (1)	84%	96%	82%
Active customers:
Agora	1,125	1,422	1,683
Shengwang (2)	3,727	3,705	4,144

(1) excluding the revenues from Easemob’s CEC business and K12 academic tutoring sector

(2) excluding customers of Easemob’s CEC business

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands, except for percentage)
Adjusted EBITDA	(33,290)	(56,644)	(19,535)
Free cash flow	(32,211)	(56,503)	(14,535)

Dollar-Based Net Retention Rate

Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and to increase their usage of our platform. An important way in which we track our performance in this area is by measuring the Dollar-Based Net Retention Rate for our existing customers. Our Dollar-Based Net Retention Rate increases when our customers increase usage of a product, extend usage of a product to new applications or adopt a new product. Our Dollar-Based Net Retention Rate decreases when our customers cease or reduce usage of a product or when we lower prices.

Our Dollar-Based Net Retention Rate measures our ability to increase revenue generated from our existing customer base. To calculate Dollar-Based Net Retention Rate for a given 12 month period, we first identify all customers in the prior 12 month period, then calculate the quotient from dividing the revenue generated from such customers in the given 12 month period by the revenue generated from the same group of customers in the prior 12 month period. We calculate our Dollar-Based Net Retention Rate on a 12 month-over-12 month basis because our revenue is subject to fluctuations from quarter to quarter, such as in the first half of 2020 when we experienced a spike in the usage of our products as a result of demand for online real-time engagement spurred by COVID-19.

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

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes an item that we do not consider to be indicative of our core operating performance. Adjusted EBITDA is not a measure calculated in accordance with U.S. GAAP. See “– Non-GAAP Financial Measure” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measurement, for the periods presented.

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

Non-GAAP Financial Measure

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table below Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation and amortization, amortization of land use right and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. We have provided a reconciliation below of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure.

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

A reconciliation of non-GAAP Adjusted EBITDA to net income (loss) is as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Net loss	(72,355)	(120,380)	(87,219)
Excluding:
Exchange (gain) loss	(558)	5,021	151
Interest income	(8,353)	(9,636)	(18,816)
Investment loss	1,659	8,813	19,756
Other income	(1,597)	—	(1,649)
Equity in (income) loss of affiliates	(329)	(244)	31
Income taxes	840	663	422
Depreciation and amortization	8,281	9,497	7,096
Amortization of land use right	—	—	3,165
Share-based compensation expenses	31,481	32,363	24,612
Financing related expenses	—	2,166	—
Acquisition related expenses	5,780	928	(392)
Impairment of goodwill	—	11,941	31,928
Amortization expense related to intangible assets acquired through business acquisitions	1,861	2,224	1,380
Adjusted EBITDA	(33,290)	(56,644)	(19,535)

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

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Net cash used in operating activities	(20,000)	(52,380)	(13,611)
Purchases of property and equipment	(12,211)	(4,123)	(924)
Free cash flow	(32,211)	(56,503)	(14,535)

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

•
Research and Development. Our research and development expenses consist primarily of personnel costs for research and development personnel, third-party software testing services and an allocation of general overhead expenses. Except for immaterial capitalized internal-use software development costs in 2021, 2022 and 2023, all development costs have been expensed as incurred.

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

PRC

Our subsidiaries and the VIE in the PRC are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law, the standard enterprise income tax rate is 25%. Entities qualifying as High and New Tech Enterprises enjoy a preferential tax rate of 15%. Enterprises recognized as Software Enterprises enjoy a tax holiday consisting of a two-year exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Shanghai Dayin, Zhaoyan and Shanghai Shengwang has been accredited as a software enterprise company. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment. Shanghai Dayin obtained its High and New Tech Enterprise certificate in 2022 and is entitled to preferential EIT rate of 15% for the years of 2022, 2023 and 2024. Zhaoyan obtained its High and New Tech Enterprise certificate in 2021 and is entitled to preferential EIT rate of 15% for the years of 2021, 2022 and 2023. We plan to renew such certificate in 2024 for a three-year period. Shanghai Shengwang obtained its High and New Tech Enterprise certificate in 2023 and is entitled to preferential EIT rate of 15% for the years of 2023, 2024 and 2025.

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

United States

Our subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements and adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2021, 2022 and 2023.

United Kingdom

Our subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 25%.

Singapore

Our subsidiary in Singapore is subject to the corporate income tax rate of 17% for the year ended December 31, 2021, 2022 and 2023.

India

Our subsidiary in India is subject to the India corporate income tax rate of 25.17%.

Results of Operations

The following tables set forth our results of operations in 2021, 2022 and 2023 and express the relationship of certain line items as a percentage of total revenue for those periods.

The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Real-time engagement service revenues	159,943	95.2	152,886	95.2	133,098	94.0
Other revenues	8,039	4.8	7,784	4.8	8,440	6.0
Total revenues	167,982	100.0	160,670	100.0	141,538	100.0
Cost of revenues	(63,975)	(38.1)	(61,247)	(38.1)	(52,063)	(36.8)
Gross profit	104,007	61.9	99,423	61.9	89,475	63.2
Operating expenses:
Research and development expenses	(110,666)	(65.9)	(114,502)	(71.3)	(77,666)	(54.9)
Sales and marketing expenses	(46,276)	(27.5)	(53,769)	(33.5)	(33,958)	(24.0)
General and administrative expenses	(30,326)	(18.1)	(38,671)	(24.1)	(34,976)	(24.7)
Total operating expenses	(187,268)	(111.5)	(206,942)	(128.8)	(146,600)	(103.6)
Other operating income	2,568	1.5	3,697	2.3	1,729	1.2
Impairment of goodwill	—	—	(11,941)	(7.4)	(31,928)	(22.6)
Loss from operations	(80,693)	(48.1)	(115,763)	(72.1)	(87,324)	(61.7)
Exchange gain (loss)	558	0.3	(5,021)	(3.1)	(151)	(0.1)
Interest expense	—	—	—	—	(20)	—
Losses from extinguishment of convertible note	—	—	—	—	(1,230)	(0.9)
Interest income	8,353	5.0	9,636	6.0	18,836	13.3
Investment loss	(1,659)	(1.0)	(8,813)	(5.5)	(18,526)	(13.1)
Other income	1,597	1.0	—	—	1,649	
Loss before income taxes	(71,844)	(42.8)	(119,961)	(74.7)	(86,766)	(61.3)
Income taxes	(840)	(0.5)	(663)	(0.4)	(422)	
Equity in income of affiliates	329	0.2	244	0.2	(31)	0.0
Net loss	(72,355)	(43.1)	(120,380)	(74.9)	(87,219)	(61.6)

Comparison of Years Ended December 31, 2022 and 2023

Revenue

	Years Ended December 31,		Change
	2022	2023	US$	%
	(in US$ thousands, except for percentages)
Revenues of Agora	62,507	60,997	(1,510)	(2.4)
Revenues of Shengwang	98,163	80,541	(17,622)	(18.0)
Total revenues	160,670	141,538	(19,132)	(11.9)

The decrease our total revenues in 2023 was attributable to (i) the decrease in the revenues of Agora in 2023, primarily due to the decrease in usage from and pricing to certain customers in emerging markets due to their tightening financing conditions, and (ii) the decrease in revenues of Shengwang in 2023, primarily due to the appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate, the change of macroeconomic conditions, fast evolving regulations in certain downstream markets and the disposal of the CEC business in the first quarter of 2023.

Cost of Revenues; Gross Margin

	Years Ended December 31,		Change
	2022	2023	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues	61,247	52,063	(9,184)	(15.0)
Gross margin	61.9%	63.2%	—	—

The decrease in cost of revenues in 2023 was attributable to the decrease in bandwidth and co-location costs, which was in line with total revenues as a result of usage changes.

Gross margin in 2023 was 63.2%, an increase of 1.3% from 61.9% in 2022 mainly due to the implementation of technical and infrastructural optimizations.

Research and Development Expenses

	Years Ended December 31,		Change
	2022	2023	US$	%
	(in US$ thousands, except for percentages)
Research and development expenses	114,502	77,666	(36,836)	(32.2)
Percentage of total revenues	71.3%	54.9%	—	—

Of the decrease in research and development expenses, US$28.5 million was due to the decrease in employee wages and benefits expense as we optimized our global workforce and US$5.4 million was due to the decrease in share-based compensation.

Sales and Marketing Expenses

	Years Ended December 31,		Change
	2022	2023	US$	%
	(in US$ thousands, except for percentages)
Sales and marketing expenses	53,769	33,958	(19,811)	(36.8)
Percentage of total revenues	33.5%	24.0%	—	—

Of the decrease in sales and marketing expenses, US$13.8 million was due to the decrease in employee wages and benefits expense as we optimized our global workforce, US$2.1 million was due to the decrease in advertising expenses and US$2.0 million was due to the decrease in share-based compensation.

General and Administrative Expenses

	Years Ended December 31,		Change
	2022	2023	US$	%
	(in US$ thousands, except for percentages)
General and administrative expenses	38,671	34,976	(3,695)	(9.6)
Percentage of total revenues	24.1%	24.7%	—	—

Of the decrease in general and administrative expenses, US$4.5 million was due to the decrease in employee wages and benefits expense as we optimized our global workforce, US$2.2 million was due to the decrease in financing related expenses, partially offset by US$3.2 million due to the increase in amortization of land use right.

Impairment of Goodwill

The US$31.9 million impairment of goodwill in 2023 was primarily attributable to the negative impact on market demands because of a challenging global macroeconomic environment and regulatory changes in certain sectors, compared to US$11.9 million in 2022, which was primarily due to the impairment related to Easemob as the financial performance of CEC business fell below our original expectations.

Interest Income

The US$9.2 million increase in interest income was primarily due to the increase in interest rate.

Losses from extinguishment of convertible note

The US$1.2 million increase in losses from extinguishment of convertible note was due to a charge-off to the allowance for credit losses as the excess of the net carrying amount of the convertible bonds over the fair value of the straight debt upon the extinguishment of the convertible note.

Investment Loss

Of the increase in investment loss, US$6.4 million was primarily due to the fair value decrease in an equity investment and US$$3.0 million was due to the impairment losses on investments in certain private companies.

Other Income

The US$1.6 million increase in other income was primarily due to the income of incentive payments from a depositary bank in 2023.

Comparison of Years Ended December 31, 2021 and 2022

See “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Comparison of Years Ended December 31, 2021 and 2022” beginning on page 96 of our Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 26, 2023 (Securities Act File No. 001-39340) incorporated by reference into this annual report.

Recent Accounting Policies

See Note 2(ii) to the audited consolidated financial statements included elsewhere in this annual report for additional information regarding recent accounting pronouncements.

B. Liquidity and Capital Resources

The following table shows our cash, short-term bank deposits, short-term financial products issued by banks, short-term investments, accounts receivable and working capital as of the dates indicated:

	As of December 31,
	2021	2022	2023
	(in US$ thousands)
Cash and cash equivalents	285,668	45,673	36,894
Short-term bank deposits	449,468	334,537	86,924
Short-term financial products issued by banks	20,168	33,359	84,853
Short-term investments	—	14,143	7,983
Accounts receivable, net	32,619	32,803	34,668
Working capital(1)	723,883	413,826	204,535

(1)
Working capital is defined as current assets less current liabilities.

As of December 31, 2023, our cash and cash equivalents include cash and time deposits which have original maturities of three months or less at the time of purchase and which were held for working capital purposes. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. In February 2022, our Board has authorized a share repurchase program under which we may repurchase up to US$200 million of the Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. In each of February 2023 and 2024, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. The share repurchase program is expected to expire on February 28, 2025. As of December 31, 2023 and March 31, 2024, we had repurchased US$104.3 million of ADSs and US$107.5 million of ADSs, respectively, under the share repurchase program.

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

Source of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and private sales of equity securities. From our inception in 2013 through December 31, 2023, we have raised US$629.3 million of equity capital, net of share and option repurchases, in connection with such financings.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Net cash used in operating activities	(20,000)	(52,380)	(13,611)
Net cash provided by (used in) investing activities	(57,690)	(144,062)	56,643
Net cash provided by (used in) financing activities	251,937	(41,150)	(52,368)
Net increase (decrease) in cash, cash equivalents and restricted cash	174,526	(238,510)	(10,141)

Net Cash Used in Operating Activities

Net cash used in operating activities was US$13.6 million in 2023, as a result of net loss of US$87.2 million, a US$9.1 million increase in accounts receivable, which primarily resulted from the growth of our business and the timing of cash receipts from customers, a US$7.3 million decrease in other non-current assets, a US$4.2 million decrease in accrued expenses and other liabilities, and a US$2.6 million decrease in operating lease liabilities. This was partially offset by a US$31.9 million increase in impairment of goodwill, US$24.6 million increase in share-based compensation expenses, US$19.8 million increase in impairment of long-term investments, US$7.1 million in depreciation and amortization, US$7.0 million in allowance for current expected credit losses, US$3.2 million in amortization of land use right, US$3.2 million increase in accounts payable, US$2.9 million in amortization of right-of-use asset and interest on lease liabilities and US$1.4 million in amortization of intangible assets.

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

Net Cash Provided by (Used in) Investing Activities

Our primary investing activities have consisted of purchases of property and equipment, land use right, short-term investments and long-term investments to support our overall business growth. Purchases of servers, network equipment and other hardware may vary from period-to-period due to timing of our expansion of our operations.

Net cash provided by investing activities was US$56.6 million in 2023. This was attributable to US$467.1 million in proceeds from maturity of short-term bank deposits, and US$17.5 million in proceeds from maturity of short-term financial products issued by banks, offset in part by US$219.4 million in purchase of short-term bank deposits, US$29.9 million in purchase of short-term financial products issued by banks, US$143.1 million in purchase of long-term bank deposits, US$20.0 million in purchase of long-term financial products issued by banks and US$10.8 in purchase of construction in progress for the headquarters project.

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

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was US$52.4 million in 2023, primarily due to US$62.9 million in repurchase of Class A ordinary shares, offset in part by US$10.9 million in proceeds from long-term borrowings.

Net cash used in financing activities was US$41.2 million in 2022, primarily due to US$41.1 million in repurchase of Class A ordinary shares.

Net cash provided by financing activities was US$251.9 million in 2021, primarily due to US$250.0 million in proceeds from the private placement.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures were US$12.2 million, US$4.1 million and US$11.7 million in 2021, 2022 and 2023, respectively. Our capital expenditures were mainly used for purchases of servers, network equipment, other hardware and construction in progress for the headquarters project. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2023.

	Payments Due by
	Total	Less than one year	One to three years
	(in US$ thousands)
Operating lease commitments	37	37	--
Contractual purchase obligations	104,496	55,752	48,744
Total	104,533	55,789	48,744

We intend to fund our existing and future material cash requirements with our existing cash balance, bank borrowings and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Holding Company Structure

Agora, Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiary in the United States, and our subsidiaries and the VIE in the PRC and our other international subsidiaries. As a result, our ability to pay dividends depends on dividends paid by Agora Lab, Shanghai Dayin and our international subsidiaries. If Agora Lab, Shanghai Dayin or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, the VIE and our subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our subsidiaries in the PRC and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in the PRC have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements—Note 2 Principal Accounting Policies”.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Executive Officers
Bin (Tony) Zhao	53	Director, Chief Executive Officer and Chairman
Sheng (Shawn) Zhong	58	Director, Chief Technology Officer and Chief Scientist
Jingbo Wang	42	Chief Financial Officer
Roger Hale	56	Chief Security Officer
Bin (Robbin) Liu	48	Vice President and Chief Operating Officer of Shengwang
Non-Employee Directors
Qin Liu	51	Director
Eric He	64	Director
Steve Zhang	60	Director

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

Mr. Sheng (Shawn) Zhong has served as our Chief Scientist since January 2018, our Chief Technology Officer since September 2022, and our director since November 2023. Mr. Zhong previously served as the chief executive officer of Hisense Microchip Company from January 2015 to December 2017, and as its chief technology officer from July 2012 to January 2015. Mr. Zhong was vice president of technology at Huaya Microelectronics (which was acquired by Hisense) from August 2009 to July 2012, and before Huaya, Mr. Zhong had previously held several technical roles at Broadcom Inc. from 1999 to 2009, where he designed algorithms and architectures for many generations of Broadcom chips for advanced video processing. Prior to Broadcom, he was a senior design engineer at LSI Corporation from 1997 to 1999 where he was responsible for developing digital video processing algorithms. Mr. Zhong holds more than 100 technology patents, of which more than 60 technology patents are in the United States. He was a key member of International Organization for Standardization (ISO)’s MPEG/JVT team, INCITS and IEEE, and has published more than 30 papers in the field of video processing and computer vision. Mr. Zhong received a bachelor’s degree in mathematics and PhD in applied mathematics from Peking University and was a post-doctorate research associate at the University of Maryland, College Park from 1996 to 1997.

Mr. Jingbo Wang has served as our Chief Financial Officer since January 2020. Prior to joining the Company, Mr. Wang served as a director and the chief financial officer of Qutoutiao Inc., an operator of mobile content platform previously listed on the Nasdaq Stock Market, from February 2018 to January 2020, and as the chief financial officer of Yintech Investment Holdings Limited, a provider of investment and trading services previously listed on the Nasdaq Stock Market, from October 2014 to February 2018. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014, with his last position being vice president in the corporate finance division. Mr. Wang has also served as an independent director of ATRenew Inc., a company listed on the New York Stock Exchange, since June 2021, an independent non-executive director of Edianyun Limited, a company listed on the Hong Kong Stock Exchange since May 2023, and an independent non-executive director of TUHU Car, Inc., a company listed on the Hong Kong Stock Exchange since September 2023. Mr. Wang graduated from Tsinghua University with a bachelor’s degree in engineering in 2003. Mr. Wang graduated from the University of Hong Kong with a master’s degree in computer science in 2005 and was awarded a PhD degree in management studies from the Saïd Business School, University of Oxford, in 2010.

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

Mr. Bin (Robbin) Liu has joined us in June 2020 and served as our Vice President and Chief Operating Officer of Shengwang since May 2023. Previously, he held several senior positions in ChinaCache from 2012 to 2019, including Vice President, New Products Development and acting Chief Executive Officer. Prior to that, he worked for Ericsson China as a Senior Solution Manager from 2006 to 2012. He received a master’s degree from Beijing University of Posts and Telecommunications.

Non-Employee Directors

Mr. Qin Liu has served as our director since December 2014. Mr. Liu co-founded 5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Before co-founding 5Y Capital, Mr. Liu served various roles including as a business development director for investment at Morningside IT Management Services (Shanghai) Co. Ltd. from July 2000 to November 2008. From September 2005 to April 2020, Mr. Liu served as a director of Xunlei Limited (NASDAQ ticker: XNET). Since June 2008, Mr. Liu has been a director of JOYY Inc. (NASDAQ ticker: YY). Mr. Liu became a director of Xiaomi Corporation (SEHK stock code: 1810) in May 2010. From September 12, 2019 to June 20, 2023, Mr. Liu served as a non-executive director of XPeng Inc. (NYSE ticker: XPEV, SEHK stock code: 9868). Mr. Liu received his bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993, and his master’s degree in business administration from China Europe International Business School in April 2000.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2023, the aggregate cash compensation to our directors and executive officers was approximately US$1.4 million. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Employee Stock Purchase Plan

In June 2020, our board of directors adopted and our shareholders approved our Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in the ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals. As of December 31, 2023, we had not granted any awards under the ESPP.

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

In 2023, no awards have been granted to our directors and executive officers under the 2018 Plan.

As of December 31, 2023, awards to purchase 32,726,830 Class A ordinary shares under our equity incentive plans had been granted and outstanding.

The following table summarizes, as of December 31, 2023, the outstanding awards granted under our share incentive plans to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Number of Ordinary Shares
Name	Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng (Shawn) Zhong	* * *	US$0.10 US$0.00 US$0.00	March 30, 2018 August 19, 2021 March 1, 2023	March 29, 2028 August 18, 2031 February 28, 2033
Jingbo Wang	* * *	US$0.10 US$0.10 US$0.00	February 12, 2020 June 17, 2020 November 28, 2022	February 11, 2030 June 16, 2030 November 27, 2032
Roger Hale	*	US$0.00	June 30, 2022	June 29, 2032
Eric He	* *	US$0.10 US$0.00	June 17, 2020 November 28, 2022	June 16, 2030 November 27, 2032
Steve Zhang	*	US$0.00	November 28, 2022	November 27, 2032
Bin (Robbin) Liu	* * * *	US$0.10 US$0.00 US$0.00 US$0.00	June 17, 2020 August 13, 2021 August 19, 2022 August 25, 2023	June 16, 2030 August 12, 2031 August 18, 2032 August 24, 2033

* Represents less than 1% of our total outstanding shares.

In November 2020, our management adopted and our board of directors approved the VPP Program to supplement our equity incentive plans. The VPP program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. The term of each VPP will be stated in the award agreement; provided, however, that the VPPs will be entitled to no more than four years of our annual adjusted profit sharing and retained profit sharing from the effective date thereof. Unless determined otherwise by the administrator, VPPs may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner. As of December 31, 2023, we had granted a certain number of VPPs, which may be settled by cash or shares. See Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

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

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Qin Liu, Eric He and Steve Zhang, representing three of our five directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of the Nasdaq Stock Market. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.

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

We rely on certain of the exemptions provided to controlled companies under the corporate governance rules of the Nasdaq Stock Market. We do not have an entirely independent nominating and corporate governance committee and may not perform annual performance evaluations of the nominating and corporate governance committee until such time as we are required to do so. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—We are a ‘controlled company’ as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.” Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 3. Key Information—D. Risk Factors— Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.”

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Eric He, Qin Liu and Steve Zhang. Mr. He is the chairperson of our audit committee. Our board of directors has determined that each of Eric He, Qin Liu and Steve Zhang satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. Our board of directors has also determined that Mr. He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Steve Zhang, Qin Liu and Eric He. Mr. Zhang is the chairperson of our compensation committee. Our board of directors has determined that each of Steve Zhang, Qin Liu and Eric He satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Qin Liu, Eric He and Steve Zhang. Mr. Liu is the chairperson of our nominating and corporate governance committee. Our board of directors has determined that each of Qin Liu, Eric He and Steve Zhang satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

For as long as Soundscape Limited and its affiliates (including Much ado Limited, a subsidiary of Soundscape Limited) collectively hold such number of Class B ordinary shares that constitute not less than 5% of our issued and outstanding shares, our chief executive officer shall be entitled, through Soundscape Limited and its affiliates, to appoint a majority of our directors and to remove or replace any such directors. Subject to the foregoing, our directors may be appointed by a resolution of our board of directors to fill a casual vacancy on the board of directors or as an addition to the board of directors or by an ordinary resolution of our shareholders.

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

Board Diversity

The board diversity matrix is set out below.

	As of March 31, 2023		As of March 31, 2024
	Female	Male	Female	Male
Number of Directors
Directors	0	5	0	5
Number of Directors who identify in Any of the Categories Below:
Asian	0	5	0	5

D. Employees

We had 1,311, 1,001 and 790 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 690 of our employees were located in China, 64 were located in the United States and 36 were located in other countries. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

Functions	Number of Employees
Research and development	485
Sales and marketing	165
Customer solutions and services	56
General and administrative (including executives)	84
Total	790

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 288,948,416 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Agora, Inc., 2804 Mission College Blvd, Santa Clara, California 95054, United States.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers
Bin (Tony) Zhao(1)	13,709,441	76,179,938	24.6	84.8
Sheng (Shawn) Zhong	*	—	*	*
Roger Hale	*	—	*	*
Bin (Robbin) Liu	*	—	*	*
Jingbo Wang	*	—	*	*
Qin Liu	—	—	—	—
Eric He	*	—	*	*
Steve Zhang	*	—	*	*
All directors and executive officers as a group	21,167,533	76,179,938	26.7	85.2
Principal Shareholders
Entities affiliated with Bin (Tony) Zhao(1)	13,709,441	76,179,938	24.6	84.8
Entities affiliated with 5Y Capital (2)	47,976,514	—	13.1	2.6
Susquehanna Securities, LLC(3)	27,539,688	—	7.5	1.5
HHLR Fund, L.P. (4)	19,287,300	—	5.3	1.1

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
(2)
Represents (a) 2,000,000 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 23,260,188 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.; (c) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; (d) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.; (e) 7,740,611 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P.; and (f) 1,161,092 Class A ordinary shares held by Evolution Fund I Co-investment, L.P., as reported in a Schedule 13G filed by them on February 16, 2021. The foregoing entities are collectively referred to in this annual report as the 5Y Capital entities. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Jianming Shi, Qin Liu and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Special Opportunity Fund II, L.P., and Morningside China TMT Fund IV Co-Investment, L.P. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner. 5Y Capital GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Ting Yue Liow and Claris Enereta Ruwende, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. The registered address of the 5Y Capital entities is 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.
(3)
Represents 27,539,688 Class A ordinary shares (as represented by 6,884,922 ADSs) beneficially owned by Susquehanna Securities, LLC. The address of the principal business office of Susquehanna Securities, LLC is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004. Information is solely derived from a Schedule 13G/A filed by such person on February 10, 2023.
(4)
Represents 19,287,300 Class A Ordinary Shares beneficially owned by HHLR Advisors, Ltd. which acts as the sole investment manager of HHLR Fund, L.P. The address of the business office of HHLR Advisors, Ltd is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. Information is solely derived from a Schedule 13G/A filed by such person on February 14, 2024.

To the Company’s knowledge, as of March 31, 2024, a total of 315,879,344 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 86.5% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

Lease Agreement

We are party to a renewable lease agreement under which we rent office space from an entity that is under common control of Mr. Zhao, our chief executive officer and chairman. In 2021, 2022 and 2023, we paid rent to this entity of US$216 thousand, US$207 thousand and US$198 thousand, respectively. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our subsidiaries in the PRC and the VIE. Certain payments from our subsidiaries in the PRC and the VIE to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our subsidiaries in the PRC and the VIE are required to set aside at least 10% of their after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Corrections with respect to the Foreign Tax Credit Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent you from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADSs or ordinary shares. Furthermore, recent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2023 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term and long-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2023 taxable year, we believe we likely were a PFIC for our 2023 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase. Further, even if the market price of our ADSs does increase, we could still be treated as a PFIC for any taxable year if it were determined that we are not treated as the owner of the VIE for U.S. federal income tax purposes.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding taxes. The U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC taxes withheld from dividends (at a rate not in excess of the applicable Treaty rate) may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles. We have not determined whether the PRC income tax system meets these requirements. However, recent IRS notices indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction in respect of such withholding, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Capital gains of U.S. persons are generally treated as U.S.-source income under the Code. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, as discussed above, recent IRS notices indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to any PRC income tax on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit, in whole or in part, with respect to such taxes. If a U.S. Holder is precluded from claiming a foreign tax credit with respect to any PRC income taxes on disposition gains, it is possible that such PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position, the Foreign Tax Credit Regulations and the creditability or deductibility of the PRC tax (or the ability to deduct this tax from the amount realized on a disposition of ADSs or ordinary shares) in their particular circumstances (including any applicable limitations).

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A substantial majority of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries and the VIE in the PRC. Our commercial transactions outside the PRC are primarily denominated in U.S. dollars. We do not hedge against currency risk.

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

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents of RMB120.4 million. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in a change of our holding U.S. dollar equivalents of US$1.5 million for cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2023, we received reimbursement in the amount of US$2.0 million from the depositary.

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

For the period from June 25, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we used approximately 23% of the net proceeds received from our initial public offering and the concurrent private placement for research and development, marketing and branding, investment in technology infrastructure as well as for working capital and other general corporate purposes.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the supervision and participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act, as of December 31, 2023. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Securities Exchange Act of 1934, as amended. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, PricewaterhouseCoopers Zhong Tian LLP, for the years ended December 31, 2022 and 2023, respectively. Save as disclosed below, we did not pay any other fees to PricewaterhouseCoopers Zhong Tian LLP during the periods indicated below.

	For the year ended December 31,
	2022		2023
	US$	RMB	US$	RMB
	(in thousands)
Audit fees(1)	1,115	7,502	1,074	7,636

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2022, our board of directors has authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months. In each of February 2023 and 2024, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. The share repurchase program is expected to expire on February 28, 2025. As of December 31, 2023 and March 31, 2024, we had repurchased US$104.3 million of ADSs and US$107.5 million of ADSs, respectively, under the share repurchase program and is still authorized to use the remaining quota for repurchases within the term of the plan. The table below is a summary of the ADSs repurchased by us during the 2023 fiscal year and up to March 31, 2024.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$)
January 2023	636,411	4.16	636,411	155,585,239
February 2023	1,629,762	3.91	1,629,762	149,220,849
March 2023	3,136,244	3.34	3,136,244	138,732,728
April 2023	2,128,172	3.54	2,128,172	131,205,233
May 2023	2,489,816	3.12	2,489,816	123,430,182
June 2023	1,690,394	3.20	1,690,394	118,019,770
July 2023	1,076,336	3.15	1,076,336	114,628,936
August 2023	1,719,576	2.94	1,719,576	109,572,774
September 2023	1,456,897	2.63	1,456,897	105,736,224
October 2023	1,414,466	2.78	1,414,466	101,803,070
November 2023	1,099,554	3.03	1,099,554	98,471,984
December 2023	1,018,581	2.68	1,018,581	95,744,083
January 2024	801,207	2.61	801,207	93,650,364
February 2024	365,331	2.87	365,331	92,601,870
March 2024	31,542	2.54	31,542	92,521,901

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards. While we voluntarily follow most Nasdaq corporate governance standards, we do not intend to follow the Nasdaq rule below:

•
Rule 5620(a) requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we did not hold an annual meeting of shareholders in 2023. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require shareholders’ approvals.

See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Not applicable.

Item 16K. CYBERSECURITY

Cybersecurity risk management is a foundational aspect of our comprehensive risk management program. Our cybersecurity risk management initiative aligns with various industry and regulatory frameworks, and we hold multiple certifications and attestations, including ISO 27001/2, ISO27017, ISO27018, Sarbanes-Oxley, AICPA SOC 2 Type 2, HIPAA, and GDPR, as well as various regional compliance frameworks. We have implemented security controls compliant with these frameworks to effectively address potential material cybersecurity incidents. Additionally, we have established internal processes such as vulnerability management, third-party penetration testing, third-party audits, continuous monitoring, and ongoing compliance assessments.

We continuously monitor and review threats and cybersecurity incidents associated with the use of services and security tools by third-party service providers. We operate an Incident Response Program (“IRP”) to ensure coordinated responses across company departments to manage potential material cybersecurity incidents effectively. This program entails assessing threat severity, identifying threat sources (especially related to third-party services), implementing countermeasures and mitigation strategies, and promptly informing management and the board of directors of material cybersecurity threats and incidents. Regular assessments by our cybersecurity team help evaluate and enhance our cybersecurity risk management program, with specific focus areas assessed by third-party experts in critical risk domains. In addition, our cybersecurity team facilitates compliance and cybersecurity training to all employees. Our executive officers are regularly updated on the status of the cybersecurity and risk management program by the Chief Security Officer. Together, they have the overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program / delegates cybersecurity risk management oversight to the cybersecurity team.

Our executive officers are responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our executive officers shall report any material cybersecurity risks to our Board. Our senior management team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CEO and chairman of the board, who receives reports from our Chief Security Officer and cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Chief Security Officer and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. Management, including the Chief Security Officer and our cybersecurity team, regularly update the Chief Executive Officer on the company’s cybersecurity and risk programs, material cybersecurity risks and mitigation strategies and provide regular cybersecurity reports that cover, among other topics, third-party assessments of the company’s cybersecurity programs such as AICPA SOC2 Type 2 developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Breaches of our networks or systems, or those of our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and leakage and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data” on page 31 of this annual report.

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

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1*	Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Scheme With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: April 24, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agora, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Agora, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(q) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2021.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of allowance for current expected credit losses – accounts receivable, net

As described in Notes 2(j) and 4 to the consolidated financial statements, the Company’s balance of accounts receivable, net of allowance for current expected credit losses of $14.9 million was $34.7 million as of December 31, 2023. Receivables with similar risk characteristics have been grouped into pools. For each pool, management considers past customer collection history, future forecasts and macroeconomic factors based on relevant risk characteristics which include but are not limited to geographic region and industry. Management also includes industry-specific factors and certain qualitative adjustments as part of the current expected credit loss analysis assessed at each period.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the allowance for current expected credit losses estimation process. These procedures also included, among others (i) evaluating the appropriateness of the valuation methodology and models used in management’s current expected credit loss estimates; (ii) testing the completeness and accuracy of the underlying data used in the models, including historical performance data and future forecasts used by management; (iii) evaluating management’s process for segmenting the customer pools; and (iv) evaluating the reasonableness of significant judgments made by management such as the impact on the allowance of future forecasts and macroeconomic factors, industry specific factors and qualitative adjustments. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the valuation methodology and models, and the impact of future forecasts and macroeconomic factors.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 24, 2024

We have served as the Company’s auditor since 2017.

AGORA, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in US$ thousands except share data, unless otherwise stated)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$45,673	$36,894
Short-term bank deposits	334,537	86,924
Short-term financial products issued by banks	33,359	84,853
Short-term investments	14,143	7,983
Accounts receivable, net	32,803	34,668
Prepayments and other current assets	7,326	9,059
Contract assets	634	1,048
Held-for-sale assets	17,004	—
Total current assets	485,479	261,429
Non-current assets:
Property and equipment, net	12,946	22,708
Operating lease right-of-use assets	2,344	4,011
Intangible assets	2,727	1,274
Goodwill	31,928	—
Long-term bank deposits	—	143,127
Long-term financial products issued by banks	39,000	20,000
Long-term investments	55,159	43,893
Land use right, net	—	167,246
Prepayment for land use right	168,244	—
Other non-current assets	2,888	10,907
Total non-current assets	315,236	413,166
Total assets	$800,715	$674,595
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	10,103	12,996
Advances from customers	8,352	7,765
Taxes payable	1,867	906
Current operating lease liabilities	1,932	2,447
Accrued expenses and other current liabilities	47,011	32,780
Held-for-sale liabilities	2,388	—
Total current liabilities	71,653	56,894
Non-current liabilities:
Long term payable	55	3
Long-term operating lease liabilities	340	1,726
Deferred tax liabilities	407	196
Long-term borrowings	—	11,027
Total non-current liabilities	802	12,952
Total liabilities	$72,455	$69,846
Commitments and contingencies (Note 24)
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 386,297,589 shares issued and 350,458,585 shares outstanding as of December 31, 2022; 820,000,000 shares authorized, 391,324,217 shares issued and 292,628,765 shares outstanding as of December 31, 2023)	39	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31,2022 and 2023)	8	8
Additional paid-in-capital	1,134,704	1,138,346
Treasury shares at cost	(41,815)	(79,716)
Accumulated other comprehensive loss	(7,994)	(10,027)
Accumulated deficit	(356,682)	(443,901)
Total shareholders’ equity	$728,260	$604,749
Total liabilities and shareholders’ equity	$800,715	$674,595

AGORA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2021	2022	2023
Real-time engagement service revenues	$159,943	$152,886	$133,098
Other revenues	8,039	7,784	8,440
Total revenues	167,982	160,670	141,538
Cost of revenues	(63,975)	(61,247)	(52,063)
Gross profit	104,007	99,423	89,475
Operating expenses:
Research and development expenses	(110,666)	(114,502)	(77,666)
Sales and marketing expenses	(46,276)	(53,769)	(33,958)
General and administrative expenses	(30,326)	(38,671)	(34,976)
Total operating expenses	(187,268)	(206,942)	(146,600)
Other operating income	2,568	3,697	1,729
Impairment of goodwill	—	(11,941)	(31,928)
Loss from operations	(80,693)	(115,763)	(87,324)
Exchange gain (loss)	558	(5,021)	(151)
Interest income	8,353	9,636	18,836
Interest expense	—	—	(20)
Losses from extinguishment of convertible note	—	—	(1,230)
Investment loss (including impairment)	(1,659)	(8,813)	(18,526)
Other income	1,597	—	1,649
Loss before income taxes	(71,844)	(119,961)	(86,766)
Income taxes	(840)	(663)	(422)
Equity in income (loss) of affiliates	329	244	(31)
Net loss attributable to Agora, Inc.’s ordinary shareholders	$(72,355)	$(120,380)	$(87,219)
Other comprehensive loss:
Foreign currency translation adjustments	1,307	(9,857)	(3,418)
Unrealized (loss) gain on debt securities	(99)	(1,286)	1,385
Total comprehensive loss attributable to Agora, Inc.’s ordinary shareholders	$(71,147)	$(131,523)	$(89,252)
Net loss per share attributable to Agora, Inc.’s ordinary shareholders—basic and diluted	(0.16)	(0.27)	(0.22)
Weighted average number of ordinary shares—basic and diluted	440,864,190	446,426,914	398,384,385
Share-based compensation expenses included in:	31,481	32,363	24,612
Cost of revenues	879	906	621
Research and development expenses	19,737	18,055	12,696
Sales and marketing expenses	4,843	6,140	4,145
General and administrative expenses	6,022	7,262	7,150

AGORA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands except share data, unless otherwise stated)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares at cost		Additional	Accumulated other		Total shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	paid-in capital	comprehensive income (loss)	Accumulated deficit	equity
Balance as of December 31, 2020	338,835,056	$33	76,179,938	$8	—	$—	$818,428	$1,941	$(163,947)	$656,463
Share-based compensation expense '(Note 19)	—	—	—	—	—	—	25,645	—	—	25,645
Issuance of Class A ordinary shares upon the private placement (Note 18)	20,000,000	2	—	—	—	—	249,948	—	—	249,950
Net loss	—	—	—	—	—	—	—	—	(72,355)	(72,355)
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,307	—	1,307
Settlement of VPP (Note 19)	—	—	—	—	—	—	3,512	—	—	3,512
Unrealized gain on debt securities	—	—	—	—	—	—	—	(99)	—	(99)
Exercise of options	14,235,844	2	—	—	—	—	1,758	—	—	1,760
Vesting of RSUs	384,585	—	—	—	—	—	$78	—	—	$78
Balance as of December 31, 2021	373,455,485	$37	76,179,938	$8	—	$—	1,099,369	$3,149	$(236,302)	$866,261
Share-based compensation expense (Note 19)	—	—	—	—	—	—	27,851	—	—	27,851
Net loss	—	—	—	—	—	—	—	—	(120,380)	(120,380)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(9,857)	—	(9,857)
Settlement of VPP (Note 19)	—	—	—	—	—	—	5,727	—	—	5,727
Share repurchase (Note 18)	—	—	—	—	(35,839,004)	(41,815)	—	—	—	(41,815)
Unrealized gain on debt securities	—	—	—	—	—	—	—	(1,286)	—	(1,286)
Exercise of options	10,511,776	1	—	—	—	—	857	—	—	858
Vesting of restricted shares and RSUs	2,330,328	$1	—	—	—	—	$900	—	—	$901
Balance as of December 31, 2022	386,297,589	$39	76,179,938	$8	(35,839,004)	$(41,815)	$1,134,704	$(7,994)	$(356,682)	$728,260
Share-based compensation expense (Note 19)	—	—	—	—	—	—	21,901	—	—	21,901
Net loss	—	—	—	—	—	—	—	—	(87,219)	(87,219)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(3,418)	—	(3,418)
Settlement of VPP (Note 19)	—	—	—	—	—	—	3,791	—	—	3,791
Share repurchase (Note 18)	—	—	—	—	(77,984,836)	(62,441)	—	—	—	(62,441)
Unrealized gain on debt securities	—	—	—	—	—	—	—	1,385	—	1,385
Exercise of options	1,978,416	—	—	—	9,658,772	15,125	(12,787)	—	—	2,338
Vesting of restricted shares and RSUs	3,048,212	—	—	—	5,469,616	9,415	(9,263)	—	—	152
Balance as of December 31, 2023	391,324,217	$39	76,179,938	$8	(98,695,452)	$(79,716)	$1,138,346	$(10,027)	$(443,901)	$604,749

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2021	2022	2023
Cash flows from operating activities:
Net loss	$(72,355)	$(120,380)	$(87,219)
Share-based compensation expense	31,481	32,363	24,612
Allowance for current expected credit losses	4,828	5,391	7,046
Depreciation of property and equipment	8,281	9,497	7,096
Amortization of intangible assets	1,933	2,322	1,384
Amortization of land use right	—	—	3,165
Deferred tax expense (benefit)	238	(336)	(212)
Amortization of right-of-use asset and interest on lease liabilities	3,724	4,064	2,935
Interest income on debt securities	(295)	(401)	(105)
Equity in income of affiliates	(329)	(244)	31
Losses from extinguishment of convertible note	—	—	1,230
Investment loss	1,690	8,607	18,526
Impairment of goodwill	—	11,941	31,928
Return on investment from equity affiliates	329	—	21
Gain on disposal of property and equipment	—	—	(11)
Interest expense	—	—	20
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(8,513)	(8,033)	(9,100)
Contract assets	(240)	(564)	(522)
Prepayments and other current assets	(907)	(515)	(1,801)
Other non-current assets	(128)	3,146	(7,278)
Accounts payable	(734)	5,526	3,246
Advances from customers	878	1,371	(483)
Taxes payable	155	(391)	(1,157)
Operating lease liabilities	(3,995)	(4,212)	(2,649)
Deferred income	(102)	402	(160)
Accrued expenses and other liabilities	14,061	(1,934)	(4,154)
Net cash used in operating activities	(20,000)	(52,380)	(13,611)
Cash flows from investing activities:
Purchase of short-term bank deposits	(500,078)	(424,627)	(219,445)
Purchase of short-term financial products issued by banks	(18,094)	(19,787)	(29,899)
Purchase of short-term investments	(9,134)	(14,650)	(791)
Proceeds from maturity of short-term bank deposits	550,784	538,765	467,058
Proceeds from maturity of short-term financial products issued by banks	22,743	3,549	17,522
Proceeds from sale and maturity of short-term investments	7,834	—	—
Purchase of long-term bank deposits	—	(40,657)	(143,127)
Purchase of long-term financial products issued by banks	—	—	(20,000)
Purchase of long-term investments	(48,843)	(18,160)	(15)
Purchase of property and equipment	(12,211)	(4,123)	(924)
Prepayment for a long-term investment	—	(1,949)	—
Withdrawal of long-term investments	—	2,113	—
Deposit for land use right purchase	—	(34,159)	—
Withdrawal of deposit for land use right purchase	—	34,159	—
Prepayment for land use rights purchase	—	(171,592)	—
Purchase of land use right	—	—	(5,133)
Purchase of construction in progress for the headquarters project	—	—	(10,792)
Purchase of intangible assets	(263)	—	—
Cash received for business disposal	—	—	5,769
Cash paid for an acquisition	(50,566)	—	(3,680)
Disposal of property and equipment	—	—	92
Return of investment from equity affiliates	138	56	8
Advance payment received for business disposal	—	7,000	—
Net cash (used in) provided by investing activities	(57,690)	(144,062)	56,643

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2021	2022	2023
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	249,950	—	—
Repurchase of Class A ordinary shares	—	(41,135)	(62,911)
Proceeds from long-term borrowings	—	—	10,909
Proceeds from exercise of employees’ share options	2,042	1,096	634
Payment of financing cost	(55)	(2,111)	—
Deposits received for business disposal	—	1,000	—
Deposits returned for business disposal	—	—	(1,000)
Net cash provided by (used in) financing activities	251,937	(41,150)	(52,368)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	279	(918)	(805)
Net increase (decrease) in cash, cash equivalents and restricted cash	174,526	(238,510)	(10,141)
Cash balance recorded in held-for-sale assets	—	1,488	—
Cash, cash equivalents and restricted cash at beginning of year	111,298	285,824	47,314
Cash, cash equivalents and restricted cash at end of year	$285,824	$45,826	$37,173
Supplemental disclosure of cash flow information:
Income taxes paid	966	55	152
Interest paid	—	—	24
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	3,995	4,212	2,649
Right-of-use assets obtained in exchange for operating lease obligations	4,300	198	4,588
Non-cash financing and investing activities:
Payables for property and equipment	373	227	12
Consideration payable for the acquisition	4,603	—	—
Proceeds receivable from exercise of employees’ share options	329	90	116
Deposits utilized for employees’ share option exercises	—	13	—
Payables for long-term investment	5,490	—	—
Payables for deferred financing cost	2,234	—	—
Payables for treasury shares, at cost	—	680	210
Payables for construction in progress for the headquarters project	—	1,184	7,098
Settlement of compensation costs in relation to an acquisition with shares	—	—	1,830
Payables for interest	—	—	11

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

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

(b)
Reorganization and acquisitions

The Group commenced its operations in 2014 through Agora Lab, Inc. and Shanghai Zhaoyan Network Technology Co., Ltd. (“Zhaoyan”), both of which were established and controlled by Bin (Tony) Zhao (the “Founder”). In December 2014, API Investment Limited (formerly known as Agora IO, Inc) was formed as part of a reorganization through which the Company, API Investment Limited and their respective shareholders entered into a share swap arrangement resulting in the Company along with its subsidiary, Agora Lab, Inc., becoming API Investment Limited’s subsidiaries. Further, ShengWang HongKong Limited (Formerly known as Agora IO Hongkong Limited) and Shanghai Dayin Network Technology Co., Ltd. (“Dayin”) were established. The Group then entered into a series of contractual arrangements among Dayin, Zhaoyan and Zhaoyan’s shareholders in June 2015, and thereafter Zhaoyan became the variable interest entity of the Group (collectively referred to as the “Historical Reorganization”).

In January 2020, the Group underwent another reorganization (the “Corporate Reorganization”) which ultimately resulted in Agora, Inc. becoming the parent company of the Group and the issuer in connection with its planned initial public offering in the United States in the following steps:

First, API Investment Limited contributed 100% of the shares of ShengWang HongKong Limited into Agora, Inc., after which Agora, Inc. held 100% of the equity securities of Agora IO Hongkong, Limited. Second, the Company obtained shares of API Investment Limited by having the shareholders swap their current API Investment Limited shares for the same number of shares in Agora, Inc., which mirrored the restrictions, rights, preferences and privileges as stipulated in the current shareholder agreements governing API Investment Limited. API Investment Limited became a wholly owned subsidiary of Agora, Inc., and in return, the shareholders of API Investment Limited became shareholders of Agora, Inc. As a result of the Corporate Reorganization, Agora, Inc. became wholly owned by the former shareholders of API Investment Limited while API Investment Limited became wholly owned by Agora, Inc.

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

On February 28, 2021, the Company acquired 100% equity interests of Easemob, providing instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million (Note 3). On December 14, 2022, the Group entered into a definitive agreement to sell the customer engagement cloud business of Easemob to a third party, which was subsequently completed on February 1, 2023 (Note 17). There was a consolidated variable interest entity (the “Zhonghuan Chuanyin”) within the Easemob group structure that was acquired as part of the transaction while was disposed along with the selling of customer engagement cloud business of Easemob. The related financial statement balances and business volume of this variable interest entity are not material.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

During 2023, the Company established AGORA.IO INC., as the holding company of subsidiaries relating to the overseas business.

The Company’s principal subsidiaries and VIE as of December 31, 2023 are as follows:

Principal Subsidiaries:	Date of Incorporation	Place of Incorporation	Percentage of Direct/Indirect Economic Interest	Principal Activities
Agora Lab, Inc.	January 13, 2014	California, United States	100%	Provision of services
API Investment Limited (formerly known as Agora IO, Inc)	December 2, 2014	Cayman Islands	100%	Investment holding
ShengWang HongKong Limited (formerly known as Agora IO Hongkong Limited)	December 12, 2014	Hong Kong	100%	Investment holding
Shanghai Dayin Network Technology Co., Ltd. (“Dayin”)	April 30, 2015	PRC	100%	Provision of services
Shanghai Shengwang Technology Co., Ltd. (“Shengwang”, formerly known as Shanghai Jiyin Network Technology Co., Ltd.)	May 26, 2020	PRC	100%	Provision of services
Agora IO Singapore PTE. Ltd.	November 4, 2020	Singapore	100%	Provision of services
Agora Labs India Private Limited	December 29, 2021	India	100%	Provision of services
Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd. (“Shengshi”) (i)	July 29, 2022	PRC	100%	Construction
AGORA.IO INC.	April 12, 2023	Delaware, United States	100%	Investment holding
VIE:
Shanghai Zhaoyan Network Technology Co., Ltd. (“Zhaoyan”)	March 28, 2014	PRC	100%	Provision of services

(i) Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd. is a structured entity consolidated by the Group, being set up in 2022 for construction of the Group’s headquarter project. As of December 31, 2023, Shengshi had total outstanding balances of the long-term borrowings amounted to US$11.0 million (Note 16),construction in progress amounted to US$17.4 million (Note 6) and the land use right amounted to US$167.2 million (Note 12).

(c)
Consolidated Variable Interest Entity

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

The principal terms of the contractual arrangements entered into by and among the Group’s wholly foreign-owned enterprises, Dayin, known as “the WFOE”, the VIE and the nominee shareholders of VIE are described below:

Exclusive Technology Consulting and Services Agreement

Under the Exclusive Technology Consulting and Services Agreement between the WFOE and the VIE, the WFOE has the exclusive right to provide the VIE consulting services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. The WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay to Dayin an annual service fee, which may only be adjusted with the approval of Dayin and ShengWang Hongkong Limited.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Unless otherwise agreed pursuant to the agreement, the agreement will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Dayin provides 30 days’ prior written notice to Zhaoyan; (2) Dayin terminates the agreement because of Zhaoyan’s breach of the agreement; and (3) termination of the term of operation of Zhaoyan.

For the years ended December 31, 2021, 2022 and 2023, the service fees charged by the WFOE to the VIE pursuant to the above agreements is US$12.7 million, US$8.0 million and US$2.2 million, respectively.

Voting Rights Proxy Agreement and Irrevocable Powers of Attorney

Under the Voting Rights Proxy Agreement, by and among the WFOE, the VIE and each of the shareholders of the VIE, and the related irrevocable powers of attorney executed by the VIE’s shareholders pursuant to the Voting Rights Proxy Agreement, each of the shareholders of the VIE irrevocably granted the WFOE’s designated representative full power of attorney to exercise his or her rights as a shareholder of the VIE including rights to convene and attend shareholders’ meeting, nominate and elect directors, and appoint and dismiss the senior management of the VIE.

Unless otherwise agreed pursuant to the Voting Rights Proxy Agreement in respect of Zhaoyan, it will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Dayin provide 30 days’ prior written notice to Zhaoyan; (2) the termination of the term of operation of Zhaoyan.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, among the WFOE, the VIE and the VIE’s shareholders, the shareholders of the VIE pledged all of their equity interests in the VIE to the WFOE to guarantee their and the VIE’s performance of their obligations under the contractual arrangements. In the event of a breach by the VIE or the VIE’s shareholders of contractual obligations under these agreements, the WFOE, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIE. The shareholders of the VIE also undertakes that, during the term of the share pledge agreement, without the prior written consent to the WFOE, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Zhaoyan’s shareholders shall also not increase the registered capital of Zhaoyan; if there is any increased registered capital pursuant to the terms of this agreement, such increased registered capital would also be deemed as pledged equity interest. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan have registered the pledge at the SAMR on July 29, 2015. The pledge will remain binding until Zhaoyan and their shareholders discharge all their obligations under the contractual arrangements and the de-registration at SAMR is completed.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, among the WFOE, the VIE and the VIE’s shareholders, each of the shareholders of the VIE irrevocably granted the WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIE, and the purchase price shall be the registered capital of Zhaoyan pro rata to Zhaoyan’s shareholders’ shareholdings or the lowest price permitted by applicable PRC law in respect of the Exclusive Option Agreement entered into by, among others, Zhaoyan and Dayin. The shareholders of the VIE undertake that, without the prior written consent of the WFOE, they shall not, among other things, increase or decrease the registered capital of the VIE, dispose of its assets, incur any debts or guarantee liabilities, terminate any material agreements or enter into any agreements that are in conflict with any of the existing material agreements, distribute or vote to distribute any profits, interests or dividends, amend its articles of association or provide any loans to third parties.

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

The contractual arrangements above cannot be unilaterally terminated. Management concluded that the Company, through the WFOE and the contractual arrangements, has the power and control to direct the activities that most significantly impact the VIE’s economic performance, bears the risks and enjoys the rewards normally associated with ownership of the VIE, receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the VIE as if it was their sole shareholder and therefore the Company is the ultimate primary beneficiary of the VIE. As such, the Group consolidates the financial results of the VIE which are prepared in accordance with the basis of presentation as stated in Note 2 below.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The following financial information sets forth the assets, liabilities, results of operations and changes in cash flows of the consolidated VIEs and the VIEs’ subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023, which was included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2022	2023
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	$2,135	$8,359
Short-term financial products issued by banks	10,359	—
Accounts receivable, net	21,739	23,349
Amounts due from related parties	2,338	12,320
Prepayments and other current assets	424	2,257
Held-for-sale assets (1)	82	—
Total current assets	37,077	46,285
Non-current assets:
Property and equipment, net	4,025	1,787
Long-term investments	8,500	7,059
Operating lease right-of-use assets	442	268
Intangible assets	151	82
Other non-current assets	2,048	1,994
Total non-current assets	15,166	11,190
Total assets	$52,243	$57,475
Liabilities
Current liabilities:
Accounts payable	8,129	10,059
Amounts due to related parties	54,210	64,683
Advances from customers	2,348	1,710
Taxes payable	336	—
Current operating lease liabilities	294	342
Accrued expenses and other current liabilities	11,299	3,501
Total current liabilities	76,616	80,295
Non-current liabilities:
Long term payable	19	—
Long-term operating lease liabilities	134	90
Deferred tax liabilities	32	20
Total non-current liabilities	185	110
Total liabilities	$76,801	$80,405

(1)
Held-for-sale assets was related to the Zhonghuan Chuanyin, which was disposed subsequently in connection with the Group’s selling its customer engagement cloud business of Easemob to a third party (Note 17).

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2021	2022	2023
		(in US$ thousands)
Third-party revenues	114,617	85,686	80,267
Net loss	(5,660)	(32,039)	(2,184)

	Year Ended December 31,
	2021	2022	2023
		(in US$ thousands)
Net cash and cash equivalents generated from (used in) operating activities	15,740	12,478	(3,865)
Net cash and cash equivalents (used in) provided by investing activities	(15,316)	(13,057)	10,089
Cash balance recorded in held-for-sale assets	—	(72)	—

The Company obtained a controlling financial interest in the VIE by entering into the series of contractual arrangements through the WFOE. As a result of these aforementioned contractual agreements, the Company has the power to direct activities of the VIE that most significantly affects its economic performance and receives the economic benefits from the VIE that could be significant to them. Accordingly, the WFOE is entitled to substantially all of the economic benefits from the VIE and are obligated to absorb all of the VIE’s expected losses and therefore the Company has determined that it is the primary beneficiary of the VIE. As a result, the Company has consolidated the VIE’s results of operations and assets and liabilities in the Company’s consolidated financial statements in accordance with US GAAP. The Company considers that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital, as of December 31, 2022 and 2023. As the VIE were formed as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE.

There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no variable interest entity where the Company has variable interest but is not the primary beneficiary.

The Chairman and CEO owns the majority of the voting shares of the Company. The Chairman and CEO along with a small number of other employees, together the nominee shareholders, own the majority of the voting shares of the VIE respectively. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIE, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIE to honor their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company’s PRC legal counsel is of the view that the contractual arrangements among the VIE’s shareholders, the VIE and WFOE are valid, binding and are legally enforceable.

The Company’s ability to control the VIE also depends on the voting rights proxy and the effect of the share pledge under the Share Pledge Agreements and the WFOE have to vote on all matters requiring shareholders’ approval in the VIE. While this voting right proxy is legally enforceable in the view of the Company’s PRC legal counsel, it may not be as effective as direct equity ownership.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Principal accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)
Basis of Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the VIE have been eliminated upon consolidation.

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

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIE. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

(c)
Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. The Company believes that the valuation of the Company’s share-based awards, impairment of goodwill, impairment of long-term investments, impairment of long-lived assets and the determination of allowance for current expected credit losses reflect more significant judgments and estimates used in the preparation of its consolidated financial statements. Estimates are based on historical experiences and on various assumptions that the Company believes are reasonable under current circumstances. However, changes in circumstances, facts and experience may cause the Company to revise its estimates; therefore, actual results could differ materially from those estimates.

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

The Group deposits its cash and cash equivalents, short-term and long-term investments in the various jurisdictions that they operate in. The deposits are with major reputable financial institutions which the Group believes that there is no significant credit risk. As of December 31, 2023, the Group has US$380.1 million in cash and cash equivalents, restricted cash, short-term investments, long-term investments, among which 42%, 32%, 14%, 11% and 1% is held by financial institutions in Singapore, Hong Kong, United Kingdom, PRC, and other international financial institutions, respectively. The Group continues to monitor the financial strength of the financial institutions.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

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

No individual customer accounted for more than 10% of the accounts receivables as of December 31, 2022 and 2023.

No individual customer accounted for more than 10% of revenues for the years ended December 31, 2021, 2022 and 2023.

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

Recurring Fair Value Measurements

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Balance at Fair value
	(in US$ thousands)
Short-term financial products issued by banks	—	84,853	—	84,853
Short-term investments — equity investment in a publicly traded security	7,983	—	—	7,983
Long-term financial products issued by banks	—	20,000	—	20,000

	As of December 31, 2022
	Level 1	Level 2	Level 3	Balance at Fair value
	(in US$ thousands)
Short-term financial products issued by banks	—	33,359	—	33,359
Short-term investments — equity investment in a publicly traded security	14,143	—	—	14,143
Long-term financial products issued by banks	—	39,000	—	39,000
Long-term investments - debt security	—	—	4,309	4,309

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt securities for the periods indicated:

in US$ thousands
Fair value of Level 3 investments as at December 31, 2021	$5,196
New addition	—
Interest income and change in fair value of the investments	(887)
Fair value of Level 3 investments as at December 31, 2022	$4,309
Interest income and change in fair value of the investments	1,491
Impairment (Note 10)	(1,230)
Derecognition (Note 10)	(4,570)
Fair value of Level 3 investments as at December 31, 2023	$—

Nonrecurring Fair Value Measurements

The Company’s non-financial asset which is measured at fair value on a nonrecurring basis includes goodwill.

The Company’s goodwill are fair valued using discounted cash flows. Goodwill impairment testing requires significant use of judgment and assumptions including the identification of reporting units, the assignment of assets and liabilities to reporting units, and the estimation of revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Accordingly, these fair value measurements fall in Level 3 of the fair value hierarchy.

At December 31, 2022 and 2023, goodwill of certain reporting units are recorded at fair value based upon the Company’s impairment testing. The most significant unobservable inputs (Level 3) used to estimate the fair values of the Company’s goodwill are discount rates, which range from 20.0% to 23.0%.

(g)
Cash and Cash Equivalents

Cash and cash equivalents include cash in bank, money market funds and time deposits placed with banks which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. The Company’s money market funds are classified as cash equivalent as it meet all of the qualifying criteria: (1) A fund’s policies include a provision that requires the weighted average maturity of the fund’s securities holdings not to exceed 90 days; (2) The investor has the ability to redeem the fund’s shares daily in accordance with its cash management policy; (3) The fund’s investment attributes are consistent with the investment attributes of an SEC-registered money market fund. As of December 31, 2022 and 2023, the amount of cash equivalents was US$21.9 million and US$16.2 million in the consolidated balance sheets, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(h)
Restricted Cash

The Group’s restricted cash mainly represents secured deposits held in designated bank accounts to secure a letter of credit and is included within prepayments and other current assets. See Note 5—Prepayments and Other Current Assets.

(i)
Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which have a due date that is longer than three months but within one year and is stated at amortized cost; (ii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with maturities between three months and one year and; (iii) structured deposits issued by certain banks whose interest is indexed to the fluctuation of gold prices or foreign exchange rates, with maturities between three months and one year with banks in the PRC. The Company measures the short-term investments in financial products issued by banks at fair value using the quoted subscription or redemption prices published by these banks.

These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2021, 2022 and 2023.

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

Construction in progress primarily represents the construction of headquarter building. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when it is ready for intended use at which time depreciation commences.

(l)
Interest Capitalization

Interest income during the years ended December 31, 2021, 2022 and 2023 were US$8.4, US$9.6 and US$18.8 million, net of interest expense of nil, nil and US$20.1 thousand, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2021, 2022 and 2023 were nil, nil and US$14.8 thousand, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(m)
Long-term investments

The Company’s long-term investments include held-to-maturity investments such as time deposits with due date over one year and are stated at amortized cost, financial products issued by bank over one year, equity investments accounted for using the measurement alternative and the equity method, and debt securities.

The Company’s long-term investment in financial products issued by banks contain a minimum guaranteed interest rate and a floating but capped interest rate with maturities over one year. The Company measures the carrying amount of investments based on the principal amount plus the minimum guaranteed interest rate published by these banks.

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

(n)
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

(o)
Goodwill and intangible assets

Intangible assets

Intangible assets are recognized at fair value and consists of developed technology and customer relationships from acquisitions (see Note 8). Intangible assets are amortized over the period of estimated benefit using the straight-line method which are 5 or 3 years, respectively. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2021, 2022 and 2023.

Goodwill

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s business acquisitions.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

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

(p)
Impairment of long-lived assets other than goodwill

Long-lived assets (including amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2021, 2022 and 2023.

(q)
Leases

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

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

(r)
Advances from Customers

Certain customers pay in advance prior to the service usage. Payments received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met. See Note 2(v)—Revenue Recognition.

(s)
Deferred Financing Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred financing costs until such transactions are consummated. After consummation of an equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid-in capital generated as a result of the financing. Should the in-process equity financing be abandoned, the deferred financing costs will be expensed immediately as a charge to operating expenses in the consolidated statements of comprehensive loss.

(t)
Value Added Taxes

The Group’s entities in the PRC are subject to value-added taxes (“VAT”) at a rate of 6% on their services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

(u)
Land use right

Land use right represent acquisition costs to purchase land use right from the PRC government, which is evidenced by property certificate. The period of the purchased land use right is 50 years. The Company classifies land use right as long-term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use right is carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years.

(v)
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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivables represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group records a contract asset when the Group has incurred costs to fulfill their obligations under a contract once it is obtained but before transferring goods or services to the customer. The contract assets are comprised primarily of direct labor costs and direct materials used in providing the promised services to a customer. As of December 31, 2022 and 2023, contract assets recorded in the Group’s consolidated balance sheets was US$0.6 million and US$1.0 million, respectively.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. As of December 31, 2022 and 2023, contract liabilities recorded as advances from customers were US$8.4 million and US$7.8 million, respectively, in the Group’s consolidated balance sheets. Revenue recognized for the years ended December 31, 2021, 2022 and 2023 that was included in the contract liabilities balance at the beginning of the period was US$0.7 million, US$5.6 million and US$8.4 million, respectively.

Practical Expedients and Exemptions

Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For all periods presented, there were no incremental contract obtaining costs that were capitalized as assets due to short term of the amortization period.

(w)
Cost of Revenues

Cost of revenue consists primarily of costs of bandwidth purchased from network service providers and costs of hosting services purchased from data center operators, and personnel costs for the customer care and support services employees. These costs are charged to the consolidated statements of comprehensive loss as incurred.

(x)
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

(y)
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

(z)
Sales and Marketing Expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and payroll expenses to the Group’s sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing. For the years ended December 31, 2021, 2022 and 2023, advertising expenses totaled US$3.2 million, US$3.4 million and US$1.9 million respectively.

(aa)
General and Administrative Expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, depreciation of property and equipment, current expected credit loss, amortization of land use right, and other corporate overhead costs.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(bb)
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

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2021, 2022 and 2023, there were no uncertain tax position liabilities or deferred tax recognized.

(cc)
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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Liability Classified Awards

For the Venture Partners Plan awards (See Note 19-Share-based Compensation), these awards can be settled through the issuance of shares or cash to employees at the decision of the Company and the number of shares that an employee ultimately receives is variable based on the share price at the settlement date. The Company accounts for these awards as a liability and will remeasure the liability at each reporting period until the award is settled. For the annual shared profit, compensation is recognized using the straight-line method over the performance period, using the estimated liability of the award at service inception date and begin to recognize compensation expense. For the accumulated retained profit, if any, compensation is recognized using the straight-line method over the requisite service period, using the estimated liability of the award at service inception date and begin to recognize compensation expense. The Group will true-up the compensation cost each reporting period for changes in liability prorated for the portion of the requisite service period rendered, if applicable. Once vested (that is, the performance period or the requisite-service period is complete), the Group will immediately recognize compensation cost for any changes in liability upon settlement.

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

Similar to options above, the Group recognizes the effect of forfeitures in compensation costs when they occur. For the restricted shares that the Company is obligated to repurchase at grantee’s election, they are classified as liability awards and are applied the accounting policy of liability classified awards as mentioned above. For the restricted shares granted by the Founder to the Company’s employees, the compensation expense of these awards is pushed down to the Company and recorded by the Company based on grant-date fair value with total compensation expense recognized over the grantee’s own requisite service period. See Note 19—Share-based Compensation.

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

(dd)
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

(ee)
Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(ff)
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

(gg)
Comprehensive Loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income (loss), as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments as well as fair value changes of the Company’s debt security.

(hh)
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

The following table presents the Group’s revenues disaggregated by primary geographical markets:

	Year Ended December 31,
	2021	2022	2023
		(in US$ thousands)
Primary geographical markets based on customers’ location
PRC	$117,944	$91,671	$79,193
United States	17,281	22,736	22,849
Others	32,757	46,263	39,496
Total revenues	$167,982	$160,670	$141,538

The majority of the Group’s long-lived assets are located and maintained within the PRC.

(ii)
Recently Issued Accounting Pronouncements

New and Amended Standards Adopted by the Group

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The standard is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

New and Amended Standards not yet Adopted by the Group

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company will adopt this update in the first quarter of 2024 and does not expect the adoption to have a material impact to the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s income tax disclosures on the effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and related disclosures.

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

Acquisition of Netless

On November 27, 2020 (the “acquisition close date”), the Company acquired 100% equity interests of Netless, a real-time interactive whiteboard solution provider. After the acquisition close date, there were cash and share-based awards granted to Netless employees that joined the Company. Refer to Note 19 – Share-based compensation for additional details on the post-combination share arrangement.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as well as the fair value of the consideration transferred:

As of acquisition close date
2020
(in US$ thousands)
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
(2)
As part of the business combination, the Company acquired developed technology at a gross amount of US$0.2 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$42.6 thousand was recorded in general and administrative expense for each of the years ended December 31, 2021, 2022 and 2023. A deferred tax liability of US$53.2 thousand arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 5 years which is in line with the developed technology’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

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

(All amounts in US$ thousands except share data, unless otherwise stated)

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
(in US$ thousands)
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

(1)
The cash consideration for Easemob has not been fully paid due to regulatory process. As of December 31, 2023, the amount of US$2.6 million was recorded as a payable in accrued expenses and other current liabilities.
(2)
A deferred tax liability of US$1.2 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

As part of the business combination, the Company acquired customer relationships at a gross amount of US$4.2 million, with an estimated useful life of 3 years and developed technology at a gross amount of US$4.0 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$1.2 million, US$1.4 million and US$0.9 million recorded in sales and marketing expense and US$0.7 million, US$0.8 million and US$0.5 million recorded in research and development expense for the years ended December 31, 2021, 2022 and 2023, respectively. The intangible assets were measured at fair value upon acquisition primarily using the relief from royalty method and multi-periods excess earning method. Key assumptions and estimates used in determining the fair value of these intangible assets are comprised of cash flow projections including revenue growth rates, discount rate, royalty rate and discount rates.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

4.
Accounts Receivable, Net

	As of December 31,
	2022	2023
	(in US$ thousands)
Accounts receivable	$42,672	$49,565
Less: allowance for current expected credit losses	(9,869)	(14,897)
Accounts receivable, net	$32,803	$34,668

Movement of allowance for credit losses was as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
At beginning of the period	$(1,535)	$(6,336)	$(9,869)
Additional provisions	(4,828)	(5,391)	(7,046)
Write-off	97	1,210	1,893
Foreign currency translation impact	(70)	648	125
At end of the period	$(6,336)	$(9,869)	$(14,897)

5.
Prepayments and Other Current Assets

The prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	(in US$ thousands)
Interest receivables	$4,412	$3,506
Prepayments(1)	2,033	3,023
VAT recoverable(2)	428	955
Employee loans and advances(3)	183	290
Restricted cash	130	280
Proceeds receivable for employee share option exercises	90	116
Others	50	889
Prepayments and other current assets	$7,326	$9,059

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

6.
Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,
	2022	2023
	(in US$ thousands)
Cost:
Network equipment	$27,369	$27,298
Leasehold improvements	3,784	4,408
Electronic equipment	3,706	3,026
Furniture, computers and office equipment	1,057	1,041
Self-developed software	830	863
Total cost	36,746	36,636
Less: accumulated depreciation	(25,125)	(31,366)
Capitalized internal-use software development costs	91	42
Construction in progress	1,234	17,396
Property and equipment, net	$12,946	$22,708

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 were US$8.3 million, US$9.5 million and US$7.1 million, respectively.

Construction in progress primarily represents the construction of headquarter building. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when it is ready for intended use, at which time depreciation commences.

7.
Leases

The Company leases facilities under non-cancellable operating leases, which have lease terms varying from one to five years. Total lease costs for the years ended December 31, 2021, 2022 and 2023 were US$4.2 million, US$4.3 million and US$3.2 million, respectively, included in cost of revenues, research and development, sales and marketing and general and administrative expenses in the Company’s consolidated statements of comprehensive loss. Out of the total lease costs, there were US$0.5 million, US$0.3 million and US$0.2 million of expenses for short-term leases within 12 months for the years ended December 31, 2021, 2022 and 2023, respectively.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	3,995	4,212	2,649
Right-of-use assets obtained in exchange for operating lease obligations	4,300	198	4,588

Lease term and discount rates were as follows:

	As of December 31,
	2022	2023
Weighted-average remaining lease term
Operating leases	0.9 years	1.7 years
Weighted-average discount rate
Operating leases	5.1%	4.9%

Maturities of lease liabilities were as follows:

As of December 31, 2023
(in US$ thousands)
2024	$2,580
2025	1,617
2026	139
Total undiscounted lease payments	4,336
Less: imputed interest	(163)
Total present value of lease liabilities	$4,173

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

8.
Intangible Assets, net

Intangible asset is comprised of following:

		As of December 31, 2022			As of December 31, 2023
	Weighted average amortization period	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(in years)	(in US$ thousands)			(in US$ thousands)
Developed technology (Note 3)	5	$2,575	$(955)	$1,620	$2,575	$(1,470)	$1,105
Customer relationships (Note 3)	3	2,600	(1,589)	1,011	2,600	(2,455)	145
Others	5	308	(212)	96	308	(284)	24
Total	4	$5,483	$(2,756)	$2,727	$5,483	$(4,209)	$1,274

Amortization expense was US$1.9 million, US$2.3 million and US$1.4 million for the year ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the Company will record estimated amortization expenses of US$0.7 million, US$0.5 million, US$0.1 million, nil and nil for the years ending December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

9.
Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows:

	Agora	Easemob	Total
	(in US$ thousands)
Balance of December 31, 2021	$3,089	$53,053	$56,142
Impairment	(3,089)	(8,852)	(11,941)
Reclassification to held-for-sale assets (Note 17)	—	(12,273)	(12,273)
Balance of December 31, 2022	$—	$31,928	$31,928
Impairment	—	(31,928)	(31,928)
Balance of December 31, 2023	$—	$—	$—

As of December 31, 2022, the Company identified the reporting units as Agora and Easemob for the purpose of goodwill impairment testing. As the market capitalization of the Company was below its net assets carrying value, the Group estimated the fair value of Agora reporting unit by using the income approach methodology of valuation where significant judgments and estimates were applied, including the revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Based on the valuation result, the Group recognized a full impairment of US$3.1 million against the goodwill balance of Agora reporting unit as of December 31, 2022.

For Easemob reporting unit, the Company entered into an agreement to dispose the customer engagement cloud business of Easemob (Note 17) in December 2022, which also triggered the quantitative assessment of goodwill impairment of Easemob reporting unit. When performing the goodwill impairment test, the Company estimated the fair value of Easemob reporting unit using the combination of the agreed selling price for the customer engagement cloud business to be disposed and income approach methodology for the retained business of Easemob reporting unit. The use of income approach methodology of valuation involved significant judgments and estimates, including the revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Based on the result of the goodwill impairment testing as of December 31, 2022, the Group recognized a goodwill impairment of US$ 8.9 million, being the excess of the carrying value over the Easemob reporting unit’s fair value. The Group classified the goodwill balance of US$ 12.3 million attributed to the customer engagement cloud business as held-for-sale assets as of December 31, 2022 (Note 17).

In the second quarter of 2023, due to the continued challenging global macroeconomic environment and regulatory changes in certain sectors in China in May and as a result of the completion of Easemob’s organizational integration into Agora to be one reporting unit as whole, the Group estimated the fair value of the reporting unit by using the income approach methodology of valuation where significant judgments and estimates were applied, including the revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Based on the valuation result, the Group recognized a full impairment of US$31.9 million against the goodwill balance.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

10.
Long-term investments

The following table sets forth a breakdown of the long-term investments held by the Company as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(in US$ thousands)
Long-term bank deposits	$—	$143,127
Equity investments without readily determinable fair value	41,377	34,740
Financial products issued by banks	39,000	20,000
Equity method investments	9,215	9,153
Debt security	4,567	—
Total	$94,159	$207,020

Long-term bank deposits

As of December 31, 2023, the Company had US$143.1 million time deposits for which the Company has the intent and ability to hold to maturity with due date over one year and were stated at amortized cost. The deposits are with major reputable financial institutions which the Company believes that there is no significant credit risk.

Equity investments without readily determinable fair value

As of December 31, 2023, the Company’s equity investments without readily determinable fair value primarily consist of small, non-controlling investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Company would disclose the fair value of the alternative measure method investments. The initial cost value of equity securities without readily determinable fair values were US$51.9 million and US$51.9 million as of December 31, 2022 and 2023, respectively. There was no re-measurement gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2022 and 2023. There were US$8.3 million and US$6.5 million impairment recorded on these investments for the years ended December 31, 2022 and 2023, respectively, primarily due to business deterioration of certain investees as a result of macroeconomic changes.

Financial products issued by banks

As of December 31, 2023, the Company had US$20.0 million financial products issued by banks with original maturities over one year. The weighted average maturities period was 1.2 years. The products contain a minimum guaranteed interest rate and a floating but capped interest rate with original maturities over one year. The Company measures the carrying amount of investments based on the principal amount plus the minimum guaranteed interest rate published by these banks.

Equity method investments

The Company’s equity method investments are in limited partnership funds as a limited partner and in investee under common control. The Group’s proportionate share of equity investee’s net loss or earnings for the years ended December 31, 2021,2022 and 2023 were US$328.9 thousand,US$245.2 thousand and US$31.6 thousand, respectively, being recorded in equity in income of affiliates.

Debt security

Debt security mainly includes its investment in the convertible bonds issued by a third party in 2021 with the intention to hold the security for more than twelve months, which is accounted for at fair value. Unrealized gains/losses and interest recorded on the convertible bonds in the consolidated statements of comprehensive loss were US$0.9 million and US$1.5 million for the years ended December 31, 2022 and 2023, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

In March 2023, the Company entered into a loan agreement to remove the conversion right embed in the convertible bonds, and changed the debt security from a hybrid instrument to a straight debt. Since the conversion right of the original debt security is considered as a substantial feature of the instrument, such modification of terms is accounted for as an extinguishment of the original debt security. According to ASC 310-20-40-10, management recognized the straight debt received based on the fair value at the date of the restructuring of US$4.6 million. The excess of the net carrying amount of the convertible bonds over the fair value of the straight debt received was recorded as a charge-off to the allowance for credit losses with the amount of US$1.2 million, being recorded in losses extinguishment of convertible note.

In June 2023, management further assessed the recoverability of the debt security under ASC 326 and provided full allowance for credit losses of US$4.6 million, primarily due to the significant deterioration of the borrower’s operating and financing conditions during the second quarter of 2023.

11.
Prepayment for Land Use Right

In June 2022, the Company entered into an agreement with the local government to acquire a land use right and made prepayment of US$168.2 million as of December 31, 2022. In February 2023, the Company obtained the certificate of the land use right.

12.
Land use right

Amortization expense were nil and US$ 3.2 million for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, land use right with net book value of US$ 167.2 million were pledged as collateral for the Company’s borrowings (Note 16).

	As of December 31,
	2022	2023
	(in US$ thousands)
Land use rights	$—	$170,402
Less: accumulated amortization	—	(3,156)
Land use rights, net	$—	$167,246

13.
Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
	(in US$ thousands)
Long-term interest receivables	$—	$7,284
Prepayment for a long-term investment	1,903	1,871
Long-term VAT recoverable	—	853
Long-term deposits	772	695
Equipment in-transit	63	23
Others	150	181
Other non-current assets	$2,888	$10,907

14.
Taxes Payable

Taxes payable consisted of the following:

	As of December 31,
	2022	2023
	(in US$ thousands)
Individual income tax withholding	$1,260	$196
VAT payable	525	626
Other taxes payable	78	46
Corporate income taxes payable	4	38
Taxes payable	$1,867	$906

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)
15.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
	(in US$ thousands)
Accrued salary and social welfare costs	$20,103	$15,808
Payable for construction cost	1,184	7,098
Liability classified awards for share-based compensation (Note 19)	4,560	3,400
Payables for acquisition (Note 3)	4,603	2,593
Accrued professional service fees	1,663	906
Accrued advertising and marketing fees	470	633
Accrued staff reimbursements	386	371
Share option deposit held on behalf of employees	124	140
Accrued office expense	308	131
Payables for interest	—	11
Advance payment received from disposal of business (Note 17)	7,000	—
Payables for compensation costs in relation to an acquisition	3,500	—
Deposit related to disposal of business (Note 17)	1,000	—
Others	2,110	1,689
Accrued expenses and other current liabilities	$47,011	$32,780

16.
Long-term borrowings

In 2023, Shengshi, a subsidiary of the Group entered into a loan agreement with Shanghai Pudong Development Bank for a maximum principal amount of RMB 1.27 billion to build the Group’s headquarter project, which were repayable from 2028 to 2043. The bearing interest rate of the long-term borrowings is based on loan prime rate published by the People's Bank of China minus 95 basis points. As of December 31, 2023, the total outstanding balances of the long-term borrowings amounted to US$11.0 million, which will be due beginning from 2028. The long-term borrowings are guaranteed by another subsidiary of the Group, and secured by the land use right with carrying amount of US$ 167.2 million as of December 31, 2023.

	As of December 31,
	2022	2023
	(in US$ thousands)
Long-term borrowings	$—	$11,027

Future principal repayments on the long-term borrowings are as follows:

As of December 31, 2023
(in US$ thousands)

2024	$—
2025	—
2026	—
2027	—
2028	130
Thereafter	10,897
Total	$11,027

17.
Held-for-sale Assets and Held-for-sale Liabilities

On December 14, 2022, with the approval of the board of directors, the Group entered into a definitive agreement with TI Cloud Inc. (“TI Cloud”) to sell the customer engagement cloud business of Easemob for approximately US$14.6 million in an all-cash transaction. As of December 31, 2022, the Company received US$7 million advance payment and US$1 million deposit and recorded in accrued expenses and other current liabilities. The Company reclassified the assets and liabilities attributable to the customer engagement cloud business of Easemob as held-for-sale assets and held-for-sale liabilities of US$17.0 million including goodwill of US$12.3 million attributed to customer engagement cloud business, and US$2.4 million, respectively as of December 31, 2022. The deal was closed on February 1, 2023 with immaterial disposal gains.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

18.
Ordinary Shares

As of December 31, 2022 and 2023 the Company had in aggregate of 462,477,527 and 467,504,155 ordinary shares issued and 426,638,523 and 368,808,703 ordinary shares outstanding, respectively.

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

In February 2023, the board of directors authorized an extension of the existing share repurchase program through February 28, 2024, with all other terms remaining unchanged. For the years ended December 31, 2022 and 2023, the Company repurchased approximately 35.8 million of its class A ordinary shares (equivalent to approximately 9.0 million ADSs) for approximately US$41.8 million and 78.0 million of its class A ordinary shares (equivalent to approximately 19.5 million ADSs) for approximately US$62.4 million under its share repurchase program.

In February 2024, the board of directors authorized an extension of the existing share repurchase program through February 28, 2025 with all other terms remaining unchanged.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

19.
Share-based Compensation

Compensation expenses recognized for share-based awards of the Company were as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Cost of revenues	$879	$906	$621
Research and development expenses	19,737	18,055	12,696
Sales and marketing expenses	4,843	6,140	4,145
General and administrative expenses	6,022	7,262	7,150
Total	$31,481	$32,363	$24,612

Compensation expenses recognized for different awards were summarized as below:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Equity award – share options(1)(4)	$16,672	$14,315	$11,176
Equity award – restricted shares(2)(3)	3,385	1,824	(730)
Equity award – restricted share units	5,588	11,712	11,455
Liability award – venture partners plan	5,836	4,512	2,711
Total	$31,481	$32,363	$24,612

(1)
Including share options granted to employees as part of post-combination compensation of US$5.7 million, US$4.0 million and US$0.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.
(2)
Including restricted shares granted by the Founder for equity classified award of US$0.7 million, US$0.2 million and US$0.1 million for the years ended December 31, 2021, 2022 and 2023, respectively.
(3)
Including restricted shares granted to employees as part of post-combination compensation of US$2.7 million, US$1.3 million and reversal of US$1.3 million due to certain employees’ failure to meet the service condition for the years ended December 31, 2021, 2022 and 2023, respectively.
(4)
Including an incremental $0.7 million of share-based compensation associated with the modification of the awards of an employee during 2021, where a portion of the employee’s options vesting was accelerated.

The income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses is immaterial and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the years ended December 31, 2021, 2022 and 2023, respectively.

Equity Incentive Plans

On August 8, 2014, the board of directors of the Company adopted the Company’s 2014 Equity Incentive Plan (“2014 Plan”) and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Before the Corporate Reorganization plan was formed and implemented, the Group intended to use API Investment Limited. as the issuer in connection with the Group’s initial public offering. As such, in January 2019, the board of directors of API Investment Limited. approved and adopted the 2018 Equity Incentive Plan (“2018 Plan”) to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. The terms of the 2018 Plan adopted by API Investment Limited. are substantively the same as the terms of the 2014 Plan adopted by the Company and the 2014 Plan was not terminated. However, in December 2019, management decided to instead use the Company as the issuer in connection with the Group’s initial public offering and in January 2020, as part of the Corporate Reorganization, the Company assumed from API Investment Limited., each option granted under the 2018 Plan. As a result, the options to purchase shares of API Investment Limited. granted under the 2018 Plan became options to purchase shares of the Company, and the Company otherwise assumed the same obligations and duties in respect of such options while maintaining their respective terms and vesting schedules. This replacement of awards did not have any accounting consequence. The Company’s board of directors also resolved to amend the 2014 Plan to provide that the maximum number of shares of the Company which may be subject to awards granted under the 2014 Plan would be 34,613,165 ordinary shares minus the aggregate of (x) any shares issued pursuant to awards granted under the 2018 Plan prior to shareholder approval of the amendment and (y) any shares subject to share options or similar awards granted under the 2018 Plan outstanding as of the date of shareholder approval of the amendment.

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

Options have a contractual term of ten years from the grant date, and will generally vest over a period of two to ten years of continuous service.

The following table summarizes activities of the Company’s share options for the years ended December 31, 2021, 2022 and 2023:

Equity Classified Share Options

	Number of Options	Weighted Average Exercise Price	Weighted-average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted-average Grant Date Fair Value Per Share
		(US$)	In years	(US$)	In years
Outstanding at December 31, 2020	39,614,883	0.17	8.23	466,460,320	1.08
Granted(1)	8,799,568	0.09			7.07
Exercised	(14,235,844)	0.12		128,514,032
Forfeited	(1,469,760)	0.13
Outstanding at December 31, 2021	32,708,847	0.14	7.04	127,168,263	2.78
Granted	20,767,284	0.02			0.81
Exercised	(10,511,776)	0.08		17,775,175
Forfeited	(4,861,466)	0.12
Outstanding at December 31, 2022	38,102,889	0.09	7.53	34,025,386	1.69
Granted	3,559,045	0.10			0.58
Exercised	(5,200,688)	0.09		4,325,290
Forfeited	(3,734,416)	0.04
Outstanding at December 31, 2023	32,726,830	0.10	6.36	18,076,662	1.30
Vested and expected to vest at December 31, 2023	32,726,830	0.10	6.36	18,076,662	1.30
Exercisable at December 31, 2023	22,361,630	0.13	4.67	14,546,364	1.09

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$127.2 million, US$34.0 million and US$18.1 million at December 31, 2021, 2022 and 2023, respectively.

The total fair value of share options vested during the years ended December 31, 2021, 2022 and 2023 were US$12.0 million, US$21.4 million and US$14.9 million, respectively. The share-based compensation expenses in relation to the share option recognized for the years ended December 31, 2021, 2022 and 2023 were US$16.7 million, US$14.3 million and US$11.2 million, respectively.

As of December 31, 2022 and 2023, there were US$38.5 million and US$21.1 million of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a remaining weighted-average vesting period of 1.5 and 0.9 years, respectively.

The fair value of options granted under the Company’s Plans for the years ended December 31, 2021, 2022 and 2023 used the binomial option pricing model, with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2021	2022	2023
Exercise price	US$0.10	US$0.0001 - US$0.10	US$0.10
Fair value of the ordinary shares on the date of option grant	US$6.4850 - US$11.5675	US$0.6250 - US$1.6425	US$0.4950 - US$0.6375
Risk-free interest rate(1)	1.28% - 1.91%	2.35% - 3.88%	3.48% - 4.80%
Expected term (in years)	10	10	10
Expected dividend yield(2)	0%	0%	0%
Expected volatility(3)	54.16% - 56.70%	50.38% - 53.79%	55.18% - 56.32%
Expected forfeiture rate (post-vesting)	3%	3%	3%

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

In connection with the Historical Reorganization and the Corporate Reorganization, the above mentioned restricted shares were swapped to API Investment Limited. in December 2014, and swapped back to the Company in January 2020. There were no changes to the terms and conditions of the restricted shares arrangement and hence there was no accounting impact.

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

The following table summarizes the restricted shares activities:

Equity Classified Restricted Shares

	Numbers of Shares	Weighted-average Grant Date Fair Value Per Share
		(US$)
Outstanding at December 31, 2020	512,782	10.16
Granted	—	—
Vested	—	—
Outstanding at December 31, 2021	512,782	10.16
Granted	1,139,940	0.64
Vested	(298,704)	10.16
Outstanding at December 31, 2022	1,354,018	2.15
Vested	(1,154,880)	0.77
Forfeited	(199,138)	10.16
Outstanding at December 31, 2023	—	—

The share-based compensation expenses in relation to the restricted shares granted by the Company recognized for the years ended December 31, 2021, 2022 and 2023 were US$2.7 million, US$1.6 million and reversal of US$0.8 million primarily due to certain employees’ failure to meet the service condition, respectively.

As of December 31, 2022 and 2023, there were US$1.4 million and nil of unrecognized share-based compensation expenses related to restricted shares, which is expected to be recognized over a weighted-average period of 0.4 and nil years, respectively.

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

The share-based compensation expenses in relation to the restricted shares granted by the Founder recognized for the years ended December 31, 2021, 2022 and 2023 were US$0.7 million, US$0.2 million and US$0.1 million, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Restricted Share Units

Granted by the Company

A restricted share unit (“RSU”) generally vest over a period of two to ten years of continuous service. The following table summarizes the RSU activities:

	Numbers of Shares	Weighted-average Grant Date Fair Value Per Share
		(US$)
Outstanding at December 31, 2020	263,621	10.30
Granted	4,106,498	7.10
Vested	(384,585)	8.84
Forfeited	(33,004)	10.09
Outstanding at December 31, 2021	3,952,530	7.12
Granted	17,166,304	1.48
Vested	(2,031,624)	5.50
Forfeited	(2,050,651)	2.45
Outstanding at December 31, 2022	17,036,559	2.19
Granted	6,690,100	0.80
Vested	(5,506,832)	(1.97)
Forfeited	(1,357,773)	1.12
Outstanding at December 31, 2023	16,862,054	1.71

The share-based compensation expenses in relation to the restricted share units granted by the Company recognized for the year ended December 31, 2021, 2022 and 2023 were US$5.6 million, US$11.7 million and US$11.5 million, respectively.

As of December 31, 2022 and 2023, there were US$33.8 million and US$25.7 million unrecognized share-based compensation expenses related to restricted share units, which is expected to be recognized over a weighted-average period of 5.7 and 6.1 years.

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

As of December 31, 2022, US$5.8 million out of the liability awards for the 2021 performance year have been settled in the form of share options with a zero dollar exercise price that vested immediately upon the settlement date with the remaining expected to be settled in late 2023. For the year ended December 31, 2022, US$4.5 million share-based compensation expenses was recorded in relation to the program for the 2022 performance year, and there is nil estimated unrecognized share-based compensation expenses related to the 2022 program.

As of December 31, 2023, US$3.8 million out of the liability awards for the 2022 performance year have been settled in the form of share options with a zero-dollar exercise price that vested immediately upon the settlement date while the remaining was reversed due to certain employees’ resignation. For the year ended December 31, 2023, US$2.7 million share-based compensation expenses was recorded in relation to the program for the 2023 performance year, and there is nil estimated unrecognized share-based compensation expenses related to the 2023 program.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

20.
Employee Benefits

The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to US$15.5 million, US$17.6 million and US$11.4 million for the years ended December 31, 2021, 2022 and 2023, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

21.
Interest Income, net

Interest income during the years ended December 31, 2021, 2022 and 2023 were US$8.4 million, US$9.6 million and US$18.8 million, net of interest expense of nil, nil and US$20.1 thousand respectively. Interest expense capitalized associated with the construction projects for the years ended December 31, 2021, 2022 and 2023 were nil, nil and US$14.8 thousand, respectively.

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Interest income	$8,353	$9,636	$18,836
Less: Interest expense	—	—	(35)
Add: Interest capitalization	—	—	15
Interest income, net	$8,353	$9,636	$18,816

22.
Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 8.25% profit tax on the first HK$2 million taxable income and 16.5% profit tax on the remaining taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

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

Dayin obtained a software company certificate in 2018. Pursuant to such certificate, Dayin qualifies for a tax holiday during which it is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and a 50% reduction of EIT for the following three years. Dayin qualified for a 50% EIT reduction in 2020 and 2021, and was entitled to preferential tax rate of 12.5% for the year of 2020 and 2021. Dayin also obtained its high-tech enterprise certificate in 2019 and was renewed to be entitled to preferential tax rate of 15% for the year of 2022 and 2023. Zhaoyan obtained its high-tech enterprise certificate in 2021 and is entitled to preferential tax rate of 15% for the years of 2021, 2022 and 2023. Shengwang obtained its high-tech enterprise certificate in 2023 and is entitled to preferential tax rate of 15% for the years of 2023.

Deferred income taxes are not provided on undistributed earnings of the Company’s PRC subsidiaries that are intended to be permanently reinvested in China. The Company expects to indefinitely reinvest undistributed earnings generated in the onshore PRC entities.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2021, 2022 and 2023.

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

United Kingdom

The Company’s subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 25%.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Pre-tax Loss

The following table presents the composition of pre-tax loss for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Pre-tax loss from PRC entities	$(62,008)	$(91,856)	$(49,309)
Pre-tax loss from non-PRC entities	(9,836)	(28,105)	(37,457)
Total pre-tax loss	$(71,844)	$(119,961)	$(86,766)

Reconciliation of the differences between Statutory Tax Rate and the Effective Tax Rate (“EIT” rate)

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	Year Ended December 31,
	2021	2022	2023
Statutory income tax rate	25.00%	25.00%	25.00%
Permanent differences (1)	0.47%	(2.34)%	(3.81)%
Tax rate difference from statutory rate in other jurisdictions (2)	0.82%	(1.19)%	(8.06)%
Change in valuation allowance (3)	(21.89)%	(21.56)%	7.80%
Effect of tax holiday (4)	(6.00)%	(3.28)%	(11.25)%
Additional tax deduction for qualified research and development expenses	11.95%	10.09%	3.90%
Share-based Compensation expenses	(11.33)%	(7.28)%	(7.73)%
Tax filing differences	0.65%	0.76%	(5.73)%
Others	(0.84)%	(0.75)%	(0.61)%
Effective tax rate	(1.17)%	(0.55)%	(0.49)%

(1)
The permanent differences are primarily related to interest income generated from Shengwang Hongkong Limited, offset by non-deductible goodwill impairment.
(2)
The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands, the United States or Singapore.
(3)
The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.
(4)
Effect of tax holidays is primarily attributable to the preferential tax rates of Dayin, Zhaoyan and Shengwang.

For the years ended December 31, 2021, 2022 and 2023, substantially all the amounts of current and deferred income tax expense are attributable to the PRC and US entities.

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Current income tax expense	$601	$1,001	$633
Deferred income (tax benefit) tax expense	239	(338)	(211)
Income tax expense	$840	$663	$422

The aggregate amount and per share effect of reduction of EIT for Zhaoyan, Dayin and Shengwang as a result of tax holidays are as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
The aggregate amount of effect	$(4,310)	$(3,929)	$(9,764)
Basic and diluted net loss per share effect	0.01	0.01	0.02

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Deferred Tax Assets and Liabilities

The principal components of the deferred tax assets were as follows:

	As of December 31,
	2022	2023
	(in US$ thousands)
Deferred tax assets:
Tax loss carry-forwards	$49,958	$42,061
Allowance for doubtful accounts and current expected credit losses	1,969	2,901
Payroll liabilities	93	—
Impairment of long-term investments	2,123	2,415
Other deductible temporary difference	130	130
Deferred tax assets	54,273	47,507
Less valuation allowance	(54,273)	(47,507)
Deferred tax assets, net	$—	$—
Deferred tax liabilities:
Recognition of intangible assets arising from business combination	(650)	(196)
Reclassification to held-for-sale liabilities (Note 17)	243	—
Deferred tax liabilities, net	$(407)	$(196)

As of December 31, 2022 and 2023, the Group had tax loss carryforwards of approximately US$233.0 million and US$236.1 million, which can be carried forward to offset taxable income. As of December 31, 2022 and 2023, Agora Lab, Inc., a California corporation, had U.S. federal tax loss carry- forwards of approximately US$35.4 million and US$18.8 million, respectively, and had U.S. state tax loss carry-forwards of approximately US$35.3 million and US$18.7 million, respectively. Under the U.S. tax law, federal tax loss carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction for any such loss carried forward to tax years beginning on or after January 1, 2021 is reduced to 80% of Agora Lab, Inc.’s taxable income, while loss carry-forwards arising in 2017 or prior years can be carried back two tax years and carried forward up to 20 years (and are not subject to the 80% limitation). California state tax loss carry-forwards may be carried forward for up to 20 years and are subject to limitation on use through the end of 2021 (during which the period of carryforward may be extended). Agora Lab, Inc.’s federal tax loss carry-forwards arisen in 2017 or prior will begin to expire in varying amounts between 2035 and 2038 and the state tax loss carry-forwards will begin to expire in varying amounts between 2035 and 2041. The remaining carry-forward tax losses are mainly attributed to PRC entities of the Group, which may be carried forward for up to 10 years.

Movement of Valuation Allowance

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Balance at beginning of the year	$(12,688)	$(28,413)	$(54,273)
(Addition) reversal in current year	(15,725)	(25,860)	6,766
Balance at the end of the year	$(28,413)	$(54,273)	$(47,507)

Full valuation allowance was provided to the deferred tax assets as of December 31, 2023. Valuation allowance of US$6.8 million was reversed in 2023 in accordance with change in balance of deferred tax assets primarily due to true up in tax loss carry-forward based on annual tax filing result for 2022 and preferential tax rate enjoyed by a subsidiary of the Group from 2023.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

23.
Basic and Diluted Net Loss per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Numerator:
Net loss attributable to Agora, Inc.’s ordinary shareholders - basic and diluted	$(72,355)	$(120,380)	$(87,219)
Denominator:
Denominator for basic and diluted loss per share
weighted-average ordinary shares outstanding(1)	440,864,190	446,426,914	398,384,385
Basic and diluted loss per share	$(0.16)	$(0.27)	$(0.22)

(1)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, a weighted average of 1,457,697 shares and 4,584,794 shares related to these options, for which the exercise price is close to zero dollars per share, are included in the denominator for the computation of basic loss per share for the year ended December 31, 2022 and 2023, respectively.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented as their effects would have been anti-dilutive:

	Year Ended December 31,
	2021	2022	2023
Share options - weighted average	39,790,418	27,465,692	25,288,633
Restricted share - weighted average	204,129	369,050	—
Restricted share units - weighted average	471,680	942,501	1,356,455
VPP shares – weighted average	72,257	343,984	426,296

24.
Commitments and Contingencies

Contractual Purchase Commitments

The Group has entered into non-cancellable agreements related to the purchase of network equipment and construction related cost from third party vendors. As of December 31, 2023, contractual purchase commitments with respect to these servers consist of the following:

Contractual Purchase Commitments
(in US$ thousands)
2023	$104,496

25.
Related Party Transactions

For the years ended December 31, 2021, 2022 and 2023, the significant related party transactions and balances were as follows:

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Rental fee charged by a related party	$216	$207	$198

The rental fee charged by a related party represented the costs charged from a company under common control of a principal shareholder for a renewable operating lease for an office facility used by the Group. The Company has recorded nil ROU assets and lease liabilities as of December 31, 2023 associated with this lease (see Note 7 for additional information on leases).

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

26.
Subsequent Events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

27.
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

As of December 31, 2023, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to US$167.7 million.

28.
Additional Information - Condensed Financial Statements of The Parent Company

Rules 5-04 and 12-04 of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and the VIE. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Investments in subsidiaries and VIE”. The Parent Company’s share of income from its subsidiaries and the VIE is reported as equity in income of subsidiaries and the VIE in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Condensed Financial Information of the Parent Company

Condensed Balance Sheets

	As of December 31,
	2022	2023
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	$27,727	$5,341
Short-term bank deposits	80,540	51,924
Short-term financial products issued by banks	23,000	84,500
Short-term investments	14,143	7,983
Amounts due from subsidiaries	785,226	634,051
Prepayments and other current assets	1,251	2,905
Total current assets	931,887	786,704
Non-current assets:
Long-term financial products issued by banks	39,000	20,000
Other non-current assets	—	907
Investments in subsidiaries and VIEs	(28,264)	(93,103)
Total non-current assets	10,736	(72,196)
Total assets	$942,623	$714,508
Liabilities
Current liabilities:
Amounts due to subsidiaries	211,693	109,078
Accrued expenses and other current liabilities	2,670	681
Total liabilities	$214,363	$109,759
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 386,297,589 shares issued and 350,458,585 shares outstanding as of December 31, 2022; 820,000,000 shares authorized, 391,324,217 shares issued and 292,628,765 shares outstanding as of December 31, 2023)	39	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31,2022 and 2023)	8	8
Additional paid-in-capital	1,134,704	1,138,346
Treasury shares at cost	(41,815)	(79,716)
Accumulated other comprehensive loss	(7,994)	(10,027)
Accumulated deficit	(356,682)	(443,901)
Total shareholders’ equity	$728,260	$604,749
Total liabilities and shareholders’ equity	$942,623	$714,508

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Condensed Statements of Comprehensive Loss

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Operating expenses:
Sales and marketing expenses	$(30)	$(17)	$(178)
General and administrative expenses	(1,026)	(2,742)	(477)
Total operating expenses	(1,056)	(2,759)	(655)
Other operating income	—	(150)	—
Losses from subsidiaries and VIEs	(73,925)	(114,872)	(88,197)
Exchange gain (loss)	287	(4,372)	(1,184)
Interest income	1,712	2,344	8,125
Investment loss	(1,126)	(571)	(6,950)
Other income	1,753	—	1,649
Loss before income taxes	(72,355)	(120,380)	(87,212)
Income taxes	—	—	(7)
Net loss attributable to Agora, Inc.’s ordinary shareholders	$(72,355)	$(120,380)	$(87,219)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2021	2022	2023
	(in US$ thousands)
Net cash generated from operating activities	$1,922	$414	$4,874
Net cash (used in) provided by investing activities	(117,061)	(81,866)	36,017
Net cash provided by (used in) financing activities	251,992	(39,039)	(63,277)
Net increase (decrease) in cash and cash equivalents	136,853	(120,491)	(22,386)
Cash, cash equivalents and restricted cash, beginning of year	11,415	148,268	27,777
Cash, cash equivalents and restricted cash, end of year	$148,268	$27,777	$5,391