Form 20-F
period 2024-12-31
Agora, Inc.
filed 2025-04-15
CIK 1802883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2024

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

Title of Class	Number of Shares Outstanding
Class A ordinary shares, par value US$0.0001 each	297,156,593 were outstanding as of December 31, 2024
Class B ordinary shares, par value US$0.0001 each	76,179,938 were outstanding as of December 31, 2024

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
•
“U.S.” or the “United States” refer to the United States of America.
•
“US$,” “U.S. dollars,” or “dollars” refer to the legal currency of the United States; and
•
“We,” “us,” “our company,” and “our” refer to Agora, Inc., a Cayman Islands exempted company, and its subsidiaries. When describing our historical operations and consolidated financial information, these terms also included any variable interest entity, or VIE, and its subsidiaries in China, in which we did not hold equity interests but whose financial results were consolidated solely based on contractual arrangements in accordance with U.S. GAAP. In this annual report:
o
“VIE” refers to Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan, our sole VIE in 2024. We terminated our contractual arrangements with Zhaoyan in January 2025 and no longer maintain any VIE structure.
o
“VIEs,” where referring to certain historical financial data, includes Beijing Zhonghuan Chuanyin Technology Co., Ltd., which was one of our VIEs before its sale in February 2023.

The functional currency of our subsidiaries and the VIE in China is the Renminbi (“RMB”), and the functional currency of our other subsidiaries is the U.S. dollar. This annual report contains translations between RMB and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

We conduct our operations primarily (i) through our subsidiaries in the United States, Singapore and other jurisdictions for our global business; and (ii) for our business in China,through our PRC subsidiaries and the VIE with which we have maintained contractual arrangements until January 2025.

Historical VIE Structure

Before its termination in January 2025, the VIE structure was used to provide foreign investors with economic exposure to China-based businesses in sectors where direct foreign investment was restricted under PRC law. Under this structure, the VIE held our key operating licenses, provided services to our customers, and entered into contracts with our suppliers in China. We entered into a series of contractual arrangements with the VIE as well as its shareholders that gave us the ability to direct the VIE’s key activities, receive substantially all of its economic benefits, and when and to the extent permitted by PRC laws, purchase all or part of its equity interests. As a result of these contractual arrangements, Agora, Inc. was considered the primary beneficiary of the VIE for accounting purposes and was able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

Over the years, the legal and regulatory framework for the RTE-PaaS industry in China has continued to evolve, providing clearer guidance for value-added telecommunication services. Upon continuous and close consultation with the PRC regulators and our PRC legal counsel, we believe that our business activities in China are not currently classified as restricted or prohibited for foreign investment. Our wholly-owned subsidiary Shanghai Shengwang Technology Co., Ltd. or Shanghai Shengwang already obtained the necessary permits and licenses to operate our business in China. To reduce structure complexity and regulatory uncertainty, in January 2025, we terminated the foregoing contractual arrangements with the VIE and began to conduct our business in China through our PRC subsidiaries, such as Shanghai Shengwang which holds all the permits, licenses and assets necessary to provide our services, and contracts mainly with our customers, vendors and partners. We believe the termination of the VIE structure did not have any material impact on our China operations.

Implications for ADS Investors

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

Corporate Structure and Contractual Arrangements

Before the termination of the VIE structure in January 2025, our corporate structure involved unique risks to investors in the ADSs. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 53.3%, 56.7% and 44.7%, respectively, of our total revenues. As of December 31, 2022, 2023 and 2024, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 6.2%, 8.3% and 4.4% of our consolidated total assets as of the same dates, respectively. See “—D. Risk Factors—Risks Related to Our Corporate Structure—Our former contractual arrangements in relation to the former VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the former VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries:

Agora, Inc.
(Cayman)
100%
AGORA.IO INC.
(U.S.)
100%
ShengWang HongKong
Limited (HK)
100%
API Investment Limited
(Cayman)
100%
Agora Lab, Inc.
(U.S.)
100%
Agora.IO Singapore PTE.
Ltd. (Singapore)
100%
Shanghai Dayin Network
Technology Co., Ltd.
(PRC)
100%
Shanghai Shengwang
Technology Co., Ltd.
(PRC)
46.39%
(Indirectly)
Shanghai Shengshi
Chuangtuo Construction
and Development Co.,
Ltd. (PRC)
25%
75%
Agora Labs India Private
Limited (India)
100%
Agora (Shanghai)
Technology Co., Ltd.
(PRC)
Equity interest

Our business in Shengwang was conducted primarily through Zhaoyan, the sole VIE before the termination of the VIE structure. We had controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin Network Technology Co., Ltd., or Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allowed us to (i) direct the activities of Zhaoyan that most significantly impact Zhaoyan’s economic performance, (ii) receive substantially all of the economic benefits of Zhaoyan, and (iii) have an exclusive option to purchase all or part of the equity interests in Zhaoyan when and to the extent permitted by laws of China. These contractual arrangements include the share pledge agreement, voting rights proxy agreement, irrevocable powers of attorney, exclusive technology consulting and services agreement, and exclusive option agreement, as the case may be. As a result of these contractual arrangements, Agora, Inc. was considered the primary beneficiary of Zhaoyan for accounting purposes and consolidated the financial results of Zhaoyan in the consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of the historical contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders.

Agreements that Provided us with Controlling Financial Interest over Zhaoyan

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

Agreement that Allowed us to Receive Economic Benefits from Zhaoyan

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

Agreement that Provided us with the Option to Purchase the Equity Interest in Zhaoyan

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

In the opinion of King & Wood Mallesons, our legal counsel in China:

•
the ownership structures of Shanghai Dayin and Zhaoyan in China had not violated any applicable PRC law, regulation or rule then in effect before the termination of the VIE structure; and
•
the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws had been valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations then in effect, and had not violated any PRC applicable laws, regulations or rules then in effect before the termination of the VIE structure.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. See “—D. Risk Factors—Risks Related to Our Corporate Structure.”

Material Licenses and Permits

The following table sets out the licenses and permits used in our operations in China as of the date of this annual report.

License/Permit	Holder	Expiration Date
Value-added Telecommunication Business Operation License (B2-20240355)	Shanghai Shengwang	August 8, 2029

As advised by our PRC legal counsel, as of the date of this annual report, our subsidiaries in China have obtained all material licenses, permissions and approvals necessary for our current main business operation in China and no such licenses, permissions or approvals had been denied.

As of the date of this annual report, other than the licenses, permissions and approvals we had obtained, we were not required to obtain other permissions or approvals from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other authorities to operate our business in China. We have been closely monitoring regulatory development in China regarding any necessary permissions or approvals from the CSRC, the CAC or other authorities to operate our business in China. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements. It is possible that we may be required by the regulators to update our existing licenses or to obtain additional licenses, permissions or approvals under the current or future laws, rules and regulations applicable to our business as promulgated and amended from time to time. Any failure by us and our subsidiaries in China, even inadvertently, to maintain compliance with applicable PRC laws and regulations, or obtain and maintain required licenses and permissions, in a timely manner or at all, may result in the suspension or termination of our business activities in China, and even subject us, or our subsidiaries to administrative penalties. See “—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition,” “—D. Risk Factors—Risks Related to Our Corporate Structure—Our former contractual arrangements in relation to the former VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the former VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment” and “—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain and maintain permits and licenses to operate our business in China.”

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange in the event that the special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe, that the CSRC approval was not required in the context of our offered securities because (i) each of our subsidiaries in China was incorporated as wholly-owned by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules; and (ii) that no provision in the M&A Rules clearly classified our contractual arrangements as a type of transaction subject to the M&A Rules. However, there is uncertainty as to how the M&A Rules will be interpreted or implemented. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offered securities or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offered securities, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition.

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

For details, see “—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years.”

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations at the time, we did not hold any ownership interest in the VIE. Consequently, we were permitted to remit funds to the VIE only through loans rather than capital contributions, and to receive funds from the VIE in the form of service fees rather than dividends. In 2022, 2023 and 2024, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash provided by operating and financing activities.

As of December 31, 2024, Agora, Inc. had made cumulative capital contributions of US$305.9 million to our PRC subsidiary through intermediate holding companies, and were accounted as long-term investments of Agora, Inc. These funds have been used by our PRC subsidiaries for their operations. In 2022, 2023 and 2024, the VIEs transferred US$24.4 million, US$$48.6 million and US$45.3 million, respectively, to our PRC subsidiaries as payment of service fees.

As of December 31, 2023 and 2024, the aggregated payment of service fees from the VIEs to our PRC subsidiaries amounted to US$217.9 million and US$263.2 million, respectively. As of December 31, 2023 and 2024, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to US$26.1 million and US$13.0 million, respectively. The fees pertain to the research and development services between the VIEs and our wholly foreign-owned subsidiaries in China under the VIE agreements, as well as technical consulting services between the VIEs and our other PRC subsidiaries.

Cash flow between Agora, Inc., its subsidiaries, and the consolidated VIEs in 2022, 2023 and 2024 is summarized as follows. There were no other assets transferred between Agora, Inc., its subsidiaries, and the consolidated VIEs in 2022, 2023 and 2024 except as disclosed below.

	For the Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Payment of service fees from the VIEs to our PRC subsidiaries	24,380	48,587	45,273
Payment of research and development consulting fees from Primary Beneficiary of VIEs to the VIEs	3,799	17,327	—
Cash transferred from Agora, Inc. to Other Subsidiaries	14,041	—	6,829
Cash transferred from Other Subsidiaries to Primary Beneficiary of VIEs	30,896	23,103	30,277
Cash transferred from Other Subsidiaries to Agora, Inc.	—	50,692	—
Cash transferred from Primary Beneficiary of VIEs to Other Subsidiaries	—	19,016	26,878

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

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiaries level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax loss to approximately 4.4% of the pre-tax loss. Our management is of the view that the likelihood that this scenario would happen is remote.

Financial Information Related to the VIEs

The following tables present the summary financial information for the VIEs and their subsidiaries, our wholly foreign-owned subsidiaries in China that are the primary beneficiary of VIEs, and other entities within the Group for the periods presented.

Selected Condensed Consolidating Statements of Comprehensive Loss Data

	For the Year Ended December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiary	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	-	73,752	-	59,504	-	133,256
Inter-company revenues(1)	-	29,133	3,033	-	(32,166)	-
Research and development (Interco)(1)	-	-	-	(32,166)	32,166	-
Other costs and expenses	(901)	(150,891)	(8,348)	(28,005)	-	(188,145)
Other operating income	-	-	53	1,525	-	1,578
(Loss) income from subsidiaries and VIE	(46,558)	(4,235)	1,019	-	49,774	-
Income from non-operations	4,732	5,941	8	161	-	10,842
(Loss) income before income tax expenses	(42,727)	(46,300)	(4,235)	1,019	49,774	(42,469)
Less: income tax expenses	-	(258)	-	-	-	(258)
Net (loss) income	(42,727)	(46,558)	(4,235)	1,019	49,774	(42,727)
Net (loss) income attributable to ordinary shareholders	(42,727)	(46,558)	(4,235)	1,019	49,774	(42,727)

	For the Year Ended December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	-	60,997	274	80,267	-	141,538
Inter-company revenues(1)	-	30,715	2,206	-	(32,921)	-
Research and development (Interco)(1)	-	-	-	(32,921)	32,921	-
Other costs and expenses	(655)	(137,718)	(10,930)	(49,360)	-	(198,663)
Other operating income	-	(31,596)	1,632	(235)	-	(30,199)
Loss from subsidiaries and VIEs	(88,197)	(8,963)	(2,184)	-	99,344	-
Income (loss) from non-operations	1,640	(1,241)	39	89	-	527
Loss before income tax expenses	(87,212)	(87,806)	(8,963)	(2,160)	99,344	(86,797)
Less: income tax expenses	(7)	(391)	-	(24)	-	(422)
Net loss	(87,219)	(88,197)	(8,963)	(2,184)	99,344	(87,219)
Net loss attributable to ordinary shareholders	(87,219)	(88,197)	(8,963)	(2,184)	99,344	(87,219)

	For the Year Ended December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	-	62,507	12,490	85,686	(13)	160,670
Inter-company revenues(1)	-	26,173	7,981	-	(34,154)	-
Research and development (Interco)(1)	-	-	-	(34,154)	34,154	-
Other costs and expenses	(2,759)	(144,120)	(51,963)	(69,360)	13	(268,189)
Other operating income	(150)	(11,318)	442	2,782	-	(8,244)
Loss from subsidiaries and VIEs	(114,872)	(53,540)	(32,039)	-	200,451	-
(Loss) income from non-operations	(2,599)	6,046	9,549	(16,950)	-	(3,954)
Loss before income tax expenses	(120,380)	(114,252)	(53,540)	(31,996)	200,451	(119,717)
Less: income tax expenses	-	(620)	-	(43)	-	(663)
Net loss	(120,380)	(114,872)	(53,540)	(32,039)	200,451	(120,380)
Net loss attributable to ordinary shareholders	(120,380)	(114,872)	(53,540)	(32,039)	200,451	(120,380)

(1)
It represents the elimination of the intercompany service charges at the consolidation level for research and development services with primary beneficiary of VIEs and technical consulting services with other subsidiaries.

Selected Condensed Consolidating Balance Sheet Data

The following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiary	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	7,075	15,754	448	3,806	—	27,083
Short-term deposits	20,000	148,327	—	—	—	168,327
Short-term financial products issued by banks	50,679	20,785	—	—	—	71,464
Short-term investments	2,787	—	—	—	—	2,787
Accounts receivable, net	—	14,877	—	16,075	—	30,952
Prepayments and other current assets	2,737	17,762	426	1,668	—	22,593
Restricted cash	—	3,708	—	37	—	3,745
Contract asset	—	1,033	—	66	—	1,099
Amounts due from intercompany(3)	627,228	156,221	16,051	5,533	(805,033)	—
Total current assets	710,506	378,467	16,925	27,185	(805,033)	328,050
Property and equipment, net	—	4,315	139	226	—	4,680
Construction in progress for the headquarters project	—	44,486	—	—	—	44,486
Operating lease right-of-use assets	—	3,681	185	—	—	3,866
Intangible Assets	—	611	—	—	—	611
Long-term deposits	15,000	20,500	—	—	—	35,500
Long-term financial products issued by banks	61,400	—	—	—	—	61,400
Long-term investments	-	33,754	—	6,956	—	40,710
Other non-current assets	1,233	15,475	454	1,794		18,956
Land use right, net	—	161,395	—	—	—	161,395
Investments in subsidiaries(2)	(106,005)	(7,592)	—	—	113,597	—
Investments in VIE(2)	—	—	—	—	—	—
Total non-current assets	(28,372)	276,625	778	8,976	113,597	371,604
Total assets	682,134	655,092	17,703	36,161	(691,436)	699,654
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	6,563	—	6,402	—	12,965
Advances from customers	—	3,044	—	5,694	—	8,738
Taxes payable	—	2,058	84	68	—	2,210
Current operating lease liabilities	—	1,718	31	—	—	1,749
Long-term borrowings for the headquarters project	—	12,834	—	—	—	—
Accrued expenses and other current liabilities	557	15,506	1,689	2,087	—	32,673
Amounts due to intercompany(3)	108,916	650,871	23,337	21,909	(805,033)	-
Total current liabilities	109,473	692,594	25,141	36,160	(805,033)	58,335
Long term borrowings for the headquarters project	—	46,469	—	—	—	46,469
Long term payables	—	—	—	1	—	1
Long-term operating lease liabilities	—	1,768	154	—	—	1,922

	As of December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiary	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Deferred tax liabilities	—	92	—	—	—	92
Advance in relation to the headquarters project	—	20,174	—	—	—	20,174
Total non-current liabilities	—	68,503	154	1	—	68,658
Total liabilities	109,473	761,097	25,295	36,161	(805,033)	126,993
Total shareholders’ equity (deficit)	572,661	(106,005)	(7,592)	—	113,597	572,661
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	682,134	655,092	17,703	36,161	(691,436)	699,654

	As of December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiary	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	5,341	18,101	5,093	8,359	—	36,894
Short-term deposits	51,924	35,000	—	—	—	86,924
Short-term financial products issued by banks	84,500	353	—	—	—	84,853
Short-term investments	7,983	—	—	—	—	7,983
Accounts receivable, net	—	11,319	—	23,349	—	34,668
Prepayments and other current assets	2,905	3,506	391	2,257	—	9,059
Contract Asset	—	1,048	—	—	—	1,048
Amounts due from intercompany(3)	634,051	177,556	54,783	12,320	(878,710)	—
Total current assets	786,704	246,883	60,267	46,285	(878,710)	261,429
Property and equipment, net	—	20,713	208	1,787	—	22,708
Operating lease right-of-use assets	—	3,743	—	268	—	4,011
Intangible Assets	—	1,192	—	82	—	1,274
Long-term deposits	—	143,127	—	—	—	143,127
Long-term financial products issued by banks	20,000	—	—	—	—	20,000
Long-term investments	—	36,834	—	7,059	—	43,893
Other non-current assets	907	7,570	436	1,994	—	10,907
Land use right, net	—	167,246	—	—	—	167,246
Investments in subsidiaries(2)	(93,103)	(18,654)	—	—	111,757	—
Investments in VIE(2)	—	—	(22,930)	—	22,930	—
Total non-current assets	(72,196)	361,771	(22,286)	11,190	134,687	413,166
Total assets	714,508	608,654	37,981	57,475	(744,023)	674,595
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	2,937	—	10,059	—	12,996
Advances from customers	—	6,055	—	1,710	—	7,765
Taxes payable	—	884	22	—	—	906
Current operating lease liabilities	—	2,105	—	342	—	2,447
Accrued expenses and other current liabilities	681	25,983	2,615	3,501	—	32,780
Amounts due to intercompany(3)	109,078	650,951	53,998	64,683	(878,710)	—
Total current liabilities	109,759	688,915	56,635	80,295	(878,710)	56,894
Long term borrowings	—	11,027	—	—	—	11,027
Long term payables	—	3	—	——	—	3

	As of December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiary	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Long-term operating lease liabilities	—	1,636	—	90	—	1,726
Deferred tax liabilities	—	176	—	20	—	196
Total non-current liabilities	—	12,842	—	110	—	12,952
Total liabilities	109,759	701,757	56,635	80,405	(878,710)	69,846
Total shareholders’ equity (deficit)	604,749	(93,103)	(18,654)	(22,930)	134,687	604,749
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	714,508	608,654	37,981	57,475	(744,023)	674,595

(2)
It represents the elimination of the investment among Agora, Inc., other subsidiaries, primary beneficiary of VIE, and VIE and VIE’s subsidiary.
(3)
It represents the elimination of intercompany balances among Agora, Inc., other subsidiaries, primary beneficiary of VIE, and VIE and VIE’s subsidiary.

The following table represents the roll-forward of the amount due to intercompany for the VIE as of December 31, 2024:

For the Year Ended December 31, 2024
(in US$ thousands)
Amount due to intercompany
Balance as of December 31, 2023	(64,683)
Service fees accrued in fiscal year 2024	(32,166)
Value added taxes	(1,930)
Payment of service fees in fiscal year 2024	45,273
Other accrued	14,258
Waiver of intercompany payables	17,797
Foreign currency translation	(458)
Balance as of December 31, 2024	(21,909)

Selected Condensed Consolidating Statements of Cash Flow Data

The following tables present the summary cash flow data for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiary	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	—	(45,273)	45,273	—
Sales of service from Group Companies(4)	—	22,054	23,219	—	(45,273)	—
Operating activities with external parties	8,312	(32,193)	(31,182)	40,934	—	(14,129)
Net cash provided by (used in) operating activities	8,312	(10,139)	(7,963)	(4,339)	—	(14,129)
Investment in inter-company-others(5)	(6,829)	26,878	30,277	—	(50,326)	—
Other investing activities	10,405	(48,196)	(81)	(177)	—	(38,049)
Net cash provided by (used in) investing activities	3,576	(21,318)	30,196	(177)	(50,326)	(38,049)
Proceeds used in inter-financing-others(5)	—	(23,448)	(26,878)	—	50,326	—
Other financing activities	(10,204)	56,198	—	—	—	45,994
Net cash (used in) provided by financing activities	(10,204)	32,750	(26,878)	—	50,326	45,994

	For the Year Ended December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(17,327)	(48,587)	65,914	—
Sales of service from Group Companies(4)	—	23,951	24,636	17,327	(65,914)	—
Operating activities with external parties	4,874	(38,117)	(7,763)	27,395	—	(13,611)
Net cash provided by (used in) operating activities	4,874	(14,166)	(454)	(3,865)	—	(13,611)
Investment in inter-company-others(5)	50,692	19,016	23,103	—	(92,811)	—
Other investing activities	(14,675)	61,312	(83)	10,089	—	56,643
Net cash provided by (used in) investing activities	36,017	80,328	23,020	10,089	(92,811)	56,643
Proceeds (used in) provided by inter-financing-others(5)	—	(73,795)	(19,016)	—	92,811	—
Other financing activities	(63,277)	10,909	—	—	—	(52,368)
Net cash used in financing activities	(63,277)	(62,886)	(19,016)	—	92,811	(52,368)

	For the Year Ended December 31, 2022
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(3,798)	(24,380)	28,178	—
Sales of service from Group Companies(4)	—	18,038	6,341	3,799	(28,178)	—
Operating activities with external parties	414	(63,973)	(21,880)	33,059	—	(52,380)
Net cash provided by (used in) operating activities	414	(45,935)	(19,337)	12,478	—	(52,380)
Investment in inter-company-others(5)	(292)	(30,896)	(13,749)	—	44,937	—
Other investing activities	(81,574)	(49,277)	(154)	(13,057)	—	(144,062)
Net cash used in investing activities	(81,866)	(80,173)	(13,903)	(13,057)	44,937	(144,062)
Proceeds from inter-financing-others(5)	—	14,041	30,896	—	(44,937)	—
Other financing activities	(39,039)	(2,111)	—	—	—	(41,150)
Net cash (used in) provided by financing activities	(39,039)	11,930	30,896	—	(44,937)	(41,150)

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

The following table represents the roll-forward of Agora, Inc.’s investments in subsidiaries and investments in VIEs and VIEs’ subsidiaries, including share of loss from VIEs and VIEs’ subsidiaries:

Investments in subsidiaries and VIEs	Investments in subsidiaries	Investments in VIEs and VIEs’ subsidiaries
	(in US$ thousands)
January 1, 2023	(28,264)	(24,558)
Share of loss from subsidiaries and VIEs and VIEs’ subsidiaries	(88,197)	(2,184)
Share of other change in the capital account of subsidiaries and VIEs and VIEs’ subsidiaries	2,472	3,299
Foreign currency translation	20,886	513

Investments in subsidiaries and VIEs	Investments in subsidiaries	Investments in VIEs and VIEs’ subsidiaries
	(in US$ thousands)
December 31, 2023	(93,103)	(22,930)
Share of (loss) income from subsidiaries and VIEs and VIEs’ subsidiaries	(46,558)	1,019
Share of other change in the capital account of subsidiaries and VIEs and VIEs’ subsidiaries	37,410	21,479
Foreign currency translation	(3,754)	432
December 31, 2024	(106,005)	—

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

Risks Related to Our Business and Industry

•
We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses. For details, please see page 19.
•
Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products. For details, please see page 19.
•
The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, please see page 20.
•
If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer. For details, please see pages 20 and 21.
•
We are subject to a variety of uncertainties, costs and risks associated with our business operation in international markets outside the United States and China. For details, please see pages 21 and 22.
•
We may not successfully achieve expected growth. For details, please see page 22.

•
Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment. For details, please see page 22.
•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive. For details, please see pages 22 and 23.
•
Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition. For details, please see pages 23 to 25.

Risks Related to Our Corporate Structure

•
Our former contractual arrangements in relation to the former VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the former VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. For details, please see page 40.

Risks Related to Doing Business in China

•
Changes in the political and economic policies of the PRC government could adversely affect our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. For details, please see page 40.
•
We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. For details, please see page 41.
•
The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations in China and the value of our ADSs. The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see page 41.
•
We may be required to obtain and maintain permits and licenses to operate our business in China. For details, please see pages 41 and 42.
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, please see page 42.
•
Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. For details, please see page 42.
•
PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits. For details, please see page 43.

Risks Related to the ADSs

•
The trading price of our ADSs has been and is likely continue to be volatile, which could result in substantial losses to investors holders of our ADSs. For details, please see page 47.
•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, please see page 48.

•
We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies. For details, please see page 49.
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, please see page 49.
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets. For details, please see pages 49 and 50.
•
We believe we likely were a passive foreign investment company, or PFIC, for 2024, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences. For details, please see page 53.

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

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our platform empowers. In 2022, 2023 and 2024, our research and development expenses were US$114.5 million, US$77.7 million and US$80.3 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

There can be no assurance that our business will grow at any particular rate, or at all. In 2022, 2023 and 2024, we recorded total revenues of US$160.7 million, US$141.5 million and US$133.3 million, respectively. Going forward, our ability to forecast our future operating results is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. In the future, our profitability may be lower than it would be if our strategy were to maximize short-term profitability and we may operate at a loss. We intend to continue to invest significantly in sales and marketing efforts and in growing our platform and expanding our research and development and portfolio of products, which may not ultimately grow our business or cause long-term profitability.

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

In 2022, 2023 and 2024, we recorded loss from operations of US$115.8 million, US$87.3 million and US$53.3 million, respectively, and net loss of US$120.4 million, US$87.2 million and US$42.7 million during the same periods, respectively. We will need to generate and sustain increased revenue levels and manage costs in future periods in order to be profitable. We intend to continue to expend significant funds to support further growth and further develop our platform, including expanding the functionality of our platform, expanding our technology infrastructure and business systems to meet the needs of our customers, expanding our sales force and developer and partner ecosystems, increasing our marketing activities, and growing our international operations. We will also face increased compliance costs associated with growth, expansion of our customer base and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenues to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, our business may be harmed.

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

In recent years, the PRC government has increasingly tightened the regulation of data privacy and data protection. The laws, regulations and governmental policies in the PRC for the data privacy and data protection are constantly evolving. For example, in June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, took effect. The PRC Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the PRC Cybersecurity Law provides that the critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall conduct security assessment for cross-border data transfer. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. The regulation specifies several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria has been satisfied, such as a completed official security assessment carried out by the PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Cybersecurity and Data Security.”

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. In 2022, 2023 and 2024, we generated a substantial portion of our revenues from a limited number of customers. In 2022, 2023 and 2024, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 21.5%, 24.1% and 23.1% of our revenues, respectively. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

We use share-based compensation to award our management members and employees, and we have incurred share-based compensation expenses. In 2022, 2023 and 2024, our share-based compensation expenses amounted to US$32.4 million, US$24.6 million and US$22.7 million, respectively. On August 8, 2014, our board of directors adopted the 2014 Plan and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations. In January 2019, our board of directors approved and adopted the 2018 Equity Incentive Plan to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. At the end of June 2020, our board of directors approved and we adopted the Global Equity Incentive Plan. The terms of the Global Plan adopted by us are substantively the same as the terms of the 2018 Plan and 2014 Plan, which allows for the grant of non-statutory share options, share appreciation rights, restricted shares, restricted share units, and performance awards to employees, directors and consultants and parent and subsidiary corporations’ employees and consultants. In November 2020, management adopted and our board of directors approved our Venture Partners Plan, or the VPP Program, to supplement our equity incentive plans. The VPP Program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. As of December 31, 2022, 2023 and 2024, our total outstanding granted options to the employees, directors and consultants were to purchase 38,102,889, 32,726,830 and 32,667,241 of ordinary shares, respectively. In the future, if additional share incentives are granted to our employees, directors or consultants, we will incur additional share-based compensation expenses and our results of operations will be further adversely affected.

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

Certain of our products and services may be subject to export control and economic sanctions regulations, including but not limited to the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. In addition, we might become the target of new sanction programs, export or import controls, or other international trade controls in the future due to the rapid development and frequent expansion of such sanctions programs and export or import controls. Exports of our products and the provision of our services must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our products or services, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our products and services in international markets, or, in some cases, prevent the export of our products or provision of our services to certain countries or end users. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitation on our ability to export our products and provide our services could adversely affect our business, operating results and financial condition.

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

We are subject to income taxes and other taxes in the United States, the PRC and other foreign jurisdictions. Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arm’s-length pricing standards for our intercompany transactions and our state sales and use tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes if our tax positions were challenged by the Internal Revenue Service, or IRS, the State Taxation Administration, or STA, and other tax authorities. Should the IRS, the STA or other tax authorities assess additional taxes as a result of audits or examinations, we may be required to record charges to operations that could adversely affect our business, operating results and financial condition.

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

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation's ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change taxable income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a rolling three-year period. If any of our U.S. subsidiaries was to experience ownership changes in the future, such U.S. subsidiary's ability to use pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if our U.S. subsidiaries achieve profitability, they may be unable to use a material portion of their NOLs and other tax attributes, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective.

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

Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. In 2022, 2023 and 2024, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay additional compensation or damages, or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Our Corporate Structure

Our former contractual arrangements in relation to the former VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the former VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Historically, we entered into a series of contractual arrangements with the VIE and its shareholders that gave us the ability to direct the VIE’s key activities, receive substantially all of its economic benefits, and (when and to the extent permitted by PRC laws) purchase all or part of its equity interests. Under this structure, the VIE held our key operating licenses, provided services to our customers, and entered into contracts with our suppliers in China. To reduce structural complexity and regulatory uncertainty, in January 2025, we terminated these contractual arrangements with the VIE and began conducting our business in China through our PRC subsidiaries.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year in which the transactions occurred. We could face material adverse tax consequences if the PRC tax authorities determine that the historical VIE contractual arrangements were not entered into on an arm’s-length basis, resulting in an impermissible reduction in taxes under applicable PRC laws, rules, and regulations, and adjust the income of the VIE, if any, through a transfer pricing adjustment. Such an adjustment could, among other things, reduce the VIE’s expense deductions for PRC tax purposes—thereby increasing its tax liabilities—without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes under applicable regulations. Our financial position could be adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

The Chinese government stringently regulates the internet sector, imposing access, investment restrictions, and licensing requirements. For instance, we operated our business in China through businesses controlled through contractual arrangements due to restrictions on foreign investment in businesses related to value-added telecommunication services. Moreover, we are subject to regulatory uncertainties in China's internet sector with respect to the vague content restrictions by the State Secrecy Bureau or other competent PRC authorities, as well as the applicable laws and regulations, such as the recently amended Law on Preservation of State Secrets. See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Overseas Listing.” The evolving nature of the legal landscape in this sector and the statutory-based legal system, where past decisions offer little precedent, creates significant uncertainties in enforcement and interpretation. This makes it challenging to predict how actions or omissions could lead to liabilities within the heavily regulated Chinese internet industry.

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

According to our verbal consultations with MIIT conducted on January 19, 2022 through official consultation channel, our business activities of provision of real-time engagement platforms may be regarded as domestic multiparty communication services, a kind of value-added telecommunications services and thus, we may be required to obtain the a value-added telecommunication business operation license with service scope for provision of domestic multi-party communication services, or the DMPC license. Though Shanghai Shengwang has already obtained the DMPC license with national coverage on August 8, 2024 to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

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

Mr. Zhao completed the initial SAFE registration pursuant to SAFE Circular 37 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, we may not be continuously aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks could adversely affect our business, operating results and financial condition.

We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business.

We are a holding company and may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances from our PRC subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of its retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, our PRC subsidiaries are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including making investments or acquisitions that could be beneficial to our businesses, paying dividends to our shareholders or otherwise funding and conducting our business.

The discontinuation of the preferential tax treatment available to us in China could adversely affect our business, operating results and financial condition.

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Shanghai Dayin and Shanghai Shengwang enjoy a reduced enterprise tax rate of 15%, because they are qualified as the “high and new technology enterprises strongly supported by the state,” or HNTEs, under the modified Enterprise Income Tax Law of the PRC, or the EIT Law. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to a number of applicable rules in China. In the event the preferential tax treatment for our PRC subsidiaries is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

We and our non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, there are certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we or any of our non-PRC subsidiaries were to be considered a PRC resident enterprise, we or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on our or the subsidiary’s global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law of the PRC. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

Pursuant to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA promulgated the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Circular 37, which amends certain provisions in Bulletin 7.

Due to the uncertainty of the application of Bulletin 7 and STA Circular 37, we face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and STA Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and STA Circular 37, or to establish that our company should not be taxed under Bulletin 7 and STA Circular 37, which could adversely affect our business, operating results and financial condition.

We are subject to restrictions on currency exchange.

A substantial portion of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and was amended on December 30, 2019 and on March 23, 2023, in replacement of the Circular of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Supplementary Circular of the General Affairs Department of the State Administration of Foreign Exchange on Business Operational Issues Concerning Improving Administration for the Payment and Settlement of the Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 88, and the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Pilot Reform in Some Regions on Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprise, or Circular 36. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals in a timely manner, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2025, our chief executive officer beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 20.4% of our total outstanding share capital and 83.6% of the aggregate voting power of our total outstanding share capital, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by their holder or a change of ultimate beneficial ownership of any Class B ordinary shares will generally result in the automatic and immediate conversion of such Class B ordinary shares into Class A ordinary shares, except for transfers to certain permitted transferees, which include Agora Partners L.P., an exempted limited partnership to be established in the Cayman Islands (the limited partners of which shall consist primarily of members of management of our company and its affiliates, and which we refer to as the Management Partnership), and affiliates controlled by our chief executive officer, Mr. Zhao. Because of the 20-to-1 voting ratio between our Class B ordinary shares and Class A ordinary shares, Mr. Zhao and any permitted transferees holding Class B ordinary shares, including potentially the Management Partnership, will continue to control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders for approval.

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

We believe we likely were a passive foreign investment company, or PFIC, for 2024, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. While the VIE structure remained effective for our 2024 taxable year, in January 2025, we terminated all contractual arrangements with our VIE.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2024 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term and long-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2024 taxable year, we believe we likely were a PFIC for our 2024 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase. Further, even if the market price of our ADSs does increase, we could still be treated as a PFIC for any taxable year if it were determined that we are not treated as the owner of the VIE for U.S. federal income tax purposes.

If we are or were a PFIC for any taxable year during which a U.S. investor holds or held an ADS or an ordinary share, and unless the U.S. Holder makes or has made a mark-to-market election (as described below in the section of this annual report captioned “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”), certain adverse U.S. federal income tax consequences will generally apply to the U.S. investor, including increased tax liability on disposition gains and “excess distributions,” as well as additional reporting requirements. This will continue to be the case even if we cease to be a PFIC in a later taxable year, unless one of certain elections is made. See the section of this annual report captioned “Item 10. Additional Information—E. Taxation–U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement PaaS, providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

As of the date of this annual report, our principal subsidiaries include the following entities:

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
•
Agora (Shanghai) Technology Co., Ltd., or Agora Shanghai, a PRC limited liability company and a wholly-owned subsidiary of Agora Singapore, which provides services under our Agora business.
•
ShengWang HongKong Limited, or ShengWang HK (previously known as Agora IO Hongkong Limited), a private company limited by shares incorporated in Hong Kong and our wholly-owned subsidiary, which is a holding company of subsidiaries relating to our Shengwang business.
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

Historically, we, through Shanghai Dayin, had entered into certain contractual arrangements with Zhaoyan and Zhaoyan’s shareholders. As a result of our contractual arrangements with Zhaoyan and Zhaoyan’s shareholders, we were the primary beneficiary of Zhaoyan, and, therefore, had consolidated the financial results of Zhaoyan in our consolidated financial statements in accordance with U.S. GAAP. Zhaoyan provided services under our Shengwang business. See the section of this annual report captioned “—C. Organizational Structure—Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders.”

Following the termination of the VIE structure in January 2025, these contractual arrangements are no longer in place.

Share Repurchase

In February 2022, our board of directors authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months. In each of February 2023, 2024 and 2025, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

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

In addition, on November 14, 2021, the CAC released the consultation draft of the Network Data Security Management Regulations for public comment. And on September 24, 2024, the State Council of the PRC released the Regulations on Network Data Security Management, which took effect on January 1, 2025 and apply to network data processing activities carried out within the territory of the People’s Republic of China as well as the supervision and management of their security, and which stipulates that data processors engaging in data processing activities that affect or may affect national security shall be subject to network security review in accordance with the relevant laws and regulations. We have been making constant efforts to comply with the Revised Review Measures and other data protection laws and regulations of the PRC. However, it is uncertain whether future regulatory changes would impose additional responsibilities or restrictions on companies like us. If the enacted regulations and rules mandates clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

The Overseas Listing Trial Measures further stipulates that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC.

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

Since the establishment of our Agora business in Santa Clara, California and our Shengwang business in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community. In 2024, we powered over 800 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions, e-commerce, financial services, healthcare and IoT.

When combined with state-of-the-art technologies in artificial intelligence (“AI”), real-time engagement can greatly influence or even transform various industries, inspiring and enriching a wide range of use cases. Recently, the rapid development of generative AI models also leads to innovative use cases such as AI companions, social games with AI players, and AI tutors for learning languages. As AI models continue to advance and enhance their multi-modal capabilities to process and generate contents in voice and video format, human users will be able to directly engage with AI models through voice or video chat in real-time, bringing about tremendous new possibilities.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. We define active customers as customers from whom we generate more than US$100 of revenue during the preceding 12 months. The active customers of Agora were 1,422, 1,683 and 1,723 as of December 31, 2022, 2023 and 2024, respectively. The active customers of Shengwang were 1,624, 1,835 and 1,979 as of December 31, 2022, 2023 and 2024, respectively, excluding customers of Easemob business. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Dollar-Based Net Retention Rate. The Dollar-Based Net Retention Rate of Agora was 144%, 93% and 95% for 2022, 2023 and 2024, respectively. The Dollar-Based Net Retention Rate of Shengwang was 96%, 82% and 79% for 2022, 2023 and 2024, respectively, excluding the revenues from certain end-of-sale products, Easemob’s CEC business and K12 academic tutoring sector.

Our total revenue decreased by 11.9% from US$160.7 million in 2022 to US$141.5 million in 2023, and further decreased by 5.9% to US$133.3 million in 2024. We recorded net loss of US$120.4 million, US$87.2 million and US$42.7 million in 2022, 2023 and 2024, respectively.

Our Platform

Our cloud platform enables real-time engagement for millions of concurrent end users worldwide. The key components of our platform are our SDK and the SD-RTN, which are the foundation of the products we offer developers such as Video Calling, Voice Calling, Interactive Live Streaming, Broadcast Streaming, Chat, Signaling, Interactive Whiteboard, Conversational AI Engine and Conversational AI Toolkit for IoT Devices, among others. These products can be accessed through simple APIs and are fully programmable.

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

•
Conversational AI Engine. Our Conversational AI Engine product empowers developers to create interactive voice experiences with the flexibility to use any AI model, whether custom-built or from leading LLM providers, and any text-to-speech (TTS) voice solution for their AI applications. The Engine is designed to optimize real-time conversation flow and enable faster, low-latency responses and can intelligently pause for interruptions in real time in order to create more natural, responsive, and reliable voice-based conversational AI.
•
Conversational AI Toolkit for IoT Devices. Our Conversational AI Toolkit for IoT Devices delivers an all-in-one toolkit that empowers developers and manufacturers to create intelligent, voice-driven interactions for next-generation conversational AI in smart devices, such as educational AI toys, companionship devices, interactive play toys, smart home devices and AI-powered wearables.

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

Our SDK

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

In 2024, we launched our Conversational AI SDK in collaboration with OpenAI’s Realtime API to allow developers to bring voice-driven AI experiences to any app. To support this vision, we also made some structural changes, aligning our organization to fully leverage the accelerating conversational AI opportunities, and operate in a faster, leaner, and more responsive fashion.

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

Sales and Marketing

As of December 31, 2024, our Agora business had 39 employees in its sales and marketing team and our Shengwang business had 72 employees in its sales and marketing team. When a use case becomes sufficiently well-established, such as our Video Calling product in the social vertical, we deploy our respective sales teams to identify and actively approach similarly situated companies that could benefit from our products. For promising new use cases, we work with our customers and deploy our own engineers to assist with the integration of our products into their applications. This is a key element of our strategy to enable new use cases and accelerate usage of our platform and we do not usually charge customers for such services. Relying on their deep understanding of our products and solutions, our customers as well as the specific use cases, Agora’s and Shengwang’s sales teams not only respond to customer demand efficiently, but also help us define and build optimized offerings for the market.

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

Research and Development

Innovation is the heart of everything we do and we intend to continue to invest significant resources in our research and development capabilities. Our ability to deliver leading products depends on our rapid development of new technologies, features and functionality, and ensuring that our platform continues to deliver a high quality of service at all times. As of December 31, 2024, we had 386 employees in our global research and development team with extensive knowledge and experience in RTE technologies, representing 63.5% of our total employees. In 2022, 2023 and 2024, research and development expenses represented 55.3%, 53.0% and 57.3% of our operating expenses, respectively. During the same periods, research and development expenses represented 71.3%, 54.9% and 60.3% of our total revenue, respectively.

We actively respond to developers’ needs to drive positive end user experiences and our engineers aim to stay on the cutting edge of real-time engagement technologies. Our value proposition lies in helping developers bring innovative use cases to reality using our products because we ultimately share in their success.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights and our brand, we rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of March 31, 2025, we had 67 issued patents and 25 pending patent applications in the United States, 37 issued patents and 21 pending patent applications in China, seven issued patents and four pending patent applications in Europe and India. We own two trademarks in the United States, 86 trademarks in China, one trademark in Hong Kong, and one trademark in Japan.

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

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the 2024 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, store-and-forward and call centers.

In addition, foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign- Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and amended and issued on September 10, 2008 and on February 6, 2016. Pursuant to the FITE Regulations and the 2024 Negative List, subject to undertakings for opening telecommunication industries made by China for joining World Trade Organization, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except for e-commerce, domestic multiparty communications, store-and-forward and call centers. Furthermore, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business, and obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. The FITE Regulations was amended on March 29, 2022 and became effective on May 1, 2022, among which, the previous requirement on experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Regulation on Internet Information Services

The Administrative Measures on Internet Information Services, last amended in December 2024, classify internet information services into commercial and non-commercial categories. Providers of commercial services, which charge users for content or services, must obtain an ICP License from the MIIT or its local branches, and additional approvals may be required for content related to news, publishing, or education. Chinese regulators, including the MIIT and the CAC, prohibit the dissemination of content that violates laws, infringes rights, or threatens public order or national security. Internet service providers are required to monitor their platforms, remove prohibited content promptly, keep relevant records, and report to authorities. These obligations are reinforced by the Provisions on Ecological Governance of Network Information Content, effective since March 2020.

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

On September 12, 2022, the CAC issued Decision on Amending the Cybersecurity Law of the People's Republic of China (Draft), which mainly increases penalties for violations of network operation security, user personal information protection, critical information infrastructure security protection and network information security, and to make transferable provisions on specific liability provisions. On March 28, 2025, the CAC issued the Cybersecurity Law of the People's Republic of China (Draft Amendment for Comment), which strengthens the legal liability for cybersecurity, imposes heavier penalties on illegal acts and scientifically sets the legal liability for different types of illegal acts such as network operation security and network information security.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025 and apply to network data processing activities carried out within the territory of the People’s Republic of China as well as the supervision and management of their security, and which stipulates that data processors engaging in data processing activities that affect or may affect national security shall be subject to network security review in accordance with the relevant laws and regulations. In addition, the regulation specifies several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

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

On April 26, 2024, the Law of the PRC on the Protection of Minors (Revised in 2024), promulgated by the SCNPC and came into effect, which specifies stringent requirements for the protection of minors’ information.

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

The Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013, provides a software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 2018 and further amended on December 29, 2023 which became effective on July 1, 2024 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and came into effect on January 1, 2020 and its implementation regulations that took effect the same day.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, promulgated by the STA on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the STA Circular 81, issued on February 20, 2009 by the STA, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were last amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993 and were last amended on October 28, 2011, collectively with the VAT Regulations, the VAT Law. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers providing value-added telecommunication services, a rate of 6% applies, according to the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which was jointly promulgated by the MOF and the STA on March 23, 2016 and became effective on May 1, 2016, as amended.

On April 4, 2018, the MOF and the STA issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, the taxable goods previously subject to VAT rates of 17% and 11% become subject to lower VAT rates of 16% and 10% starting from May 1, 2018.

On December 25, 2024, the SCNPC issued the Value-added Tax Law of the PRC, or the VAT Law, which will be effective on January 1, 2026. According to the VAT Law, any entities and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. Except for taxpayers’ export of goods, the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the Circular 461, which was promulgated and took effective on August 24, 2009 and was amended on April 18, 2011. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

C. Organizational Structure

We conduct our business through a number of operating entities in the U.S., China and other countries and regions as we continue to expand our global presence. The following diagram illustrates our corporate structure as of the date of this annual report, including primarily our significant subsidiaries:

We conduct our Agora business mainly through our subsidiaries in the U.S., Singapore and India, and our Shengwang business mainly through our subsidiaries in China. In addition, we hold certain long-term investments mainly through API Investment.

Historically, we had controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allowed us to (1) exercise controlling financial interest over Zhaoyan, (2) receive substantially all of the economic benefits of Zhaoyan and (3) purchase all or part of the equity interests in Zhaoyan pursuant to exclusive call option exercisable when so permitted under PRC laws. Since January 2025, we terminated the contractual arrangement with Zhaoyan. Going forward, our business will be conducted primarily through our PRC subsidiaries, such as Shanghai Shengwang.

Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders

Below is a summary of the historical contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders.

Agreements that Provided us with Controlling Financial Interest over Zhaoyan

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

Agreement that Allowed us to Receive Economic Benefits from Zhaoyan

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

Agreement that Provided us with the Option to Purchase the Equity Interest in Zhaoyan

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

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•
the ownership structures of Shanghai Dayin and Zhaoyan in China had not violated any applicable PRC law, regulation or rule then in effect before the termination of the VIE structure; and
•
the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws had been valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations then in effect, and had not violated any applicable PRC law, regulation or rule then in effect before the termination of the VIE structure.

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

D. Property, Plants and Equipment

The headquarters of our Shengwang business are in Shanghai, where we lease office space with an area of approximately 6,737 square meters. The headquarters of our Agora business are in Santa Clara, where we lease office space with an area of approximately 525 square meters.

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

Since the establishment of our Agora business headquartered in Santa Clara, California and our Shengwang business headquartered in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community. In 2024, we powered approximately 850 billion minutes of real-time engagement for end users through applications. These applications power more than 200 use cases in a wide range of industries, including social, entertainment, gaming, education, enterprise solutions, e-commerce, financial services, healthcare and IoT.

When combined with state-of-the-art technologies in artificial intelligence (“AI”), real-time engagement can greatly influence or even transform various industries, inspiring and enriching a wide range of use cases. In recent years, generative AI has been advancing at an incredible pace, demonstrated by groundbreaking developments such as OpenAI’s end-to-end multimodal GPT-4o model and remarkable open-source innovations like DeepSeek. Our technology is uniquely positioned to enable seamless, voice-based interactions between humans and AI models. By moving beyond basic text chat to multimodal conversations, we provide the critical infrastructure to enable and ensure more intuitive and expressive communication experiences, as well as to introduce entirely new use cases where text input is impractical or inefficient.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers, defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, excluding customers of Easemob business, reached 1,723 and 1,979 for Agora and Shengwang, respectively, as of December 31, 2024.

As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Dollar-Based Net Retention Rate. The Dollar-Based Net Retention Rate of Agora was 144%, 93%, and 95% for 2022, 2023 and 2024, respectively. The Dollar-Based Net Retention Rate of Shengwang was 96%, 82%, and 79% for 2022, 2023 and 2024, respectively, excluding the revenues from certain end-of-sale products, Easemob’s CEC business and K12 academic tutoring sector.

Our total revenue decreased by 11.9% from US$160.7 million in 2022 to US$141.5 million in 2023, and further decreased by 5.9% to US$133.3 million in 2024. We recorded net loss of US$120.4 million, US$87.2 million and US$42.7 million in 2022, 2023 and 2024, respectively.

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

International Growth

A component of our growth strategy involves the further expansion of our operations and customer base worldwide. The majority of our revenue in 2022, 2023 and 2024 was generated from customers operating primarily in the PRC and United States. We expect to continue to expand our international go-to-market and collaboration efforts with ecosystem partners in other global markets in the future. Although the expansion of the reach of our platform and our global sales efforts will add increased complexity and costs to our business, we can create use case revenue synergies where we can leverage the experience we learned while developing certain use cases in a region to accelerate adoption in another region. Additionally, we can create use case cost synergies where we no longer need to re-invest into developing a use case in a region if there is already an existing use case that we have previously developed in another region.

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

Key Operating and Financial Metrics

The following table sets forth the key financial and operating metrics we use for the years indicated.

	Year Ended December 31,
	2022	2023	2024
Dollar-Based Net Retention Rate:
Agora	144%	93%	95%
Shengwang (1)	96%	82%	79%
Active customers:
Agora	1,422	1,683	1,723
Shengwang (2)	1,624	1,835	1,979

(1) excluding the revenues from certain end-of-sale products, Easemob’s CEC business and K12 academic tutoring sector

(2) excluding customers of Easemob business

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands, except for percentage)
Non-GAAP net loss	(71,094)	(29,903)	(19,432)
Free cash flow	(56,503)	(14,535)	(16,675)

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

Our Dollar-Based Net Retention Rate measures our ability to increase revenue generated from our existing customer base. To calculate Dollar-Based Net Retention Rate for a given 12 month period, we first identify all customers in the prior 12 month period, then calculate the quotient from dividing the revenue generated from such customers in the given 12 month period by the revenue generated from the same group of customers in the prior 12 month period. We calculate our Dollar-Based Net Retention Rate on a 12 month-over-12 month basis because our revenue is subject to fluctuations from quarter to quarter.

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

Non-GAAP net loss

Non-GAAP net loss is a non-GAAP financial measure that we calculate as net income adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill. Non-GAAP net loss is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill in calculating non-GAAP net loss facilitates operating performance comparisons on a period-to-period basis and excludes an item that we do not consider to be indicative of our core operating performance. non-GAAP net loss is not a measure calculated in accordance with U.S. GAAP. See “– Non-GAAP Financial Measure” for a discussion of the limitations of non-GAAP net loss and a reconciliation of non-GAAP net loss to net income, the most comparable U.S. GAAP measurement, for the periods presented.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth. Free cash flow is not a measure calculated in accordance with U.S. GAAP. See “—Non-GAAP Financial Measure” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to as net cash provided by (used in) operating activities, the most comparable U.S. GAAP measurement, for the periods presented.

Non-GAAP Financial Measure

Non-GAAP net loss

To provide investors with additional information regarding our financial results, we have disclosed in the table below non-GAAP net loss, a non-GAAP financial measure that we calculate as net income adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. We have provided a reconciliation below of non-GAAP net loss to net income (loss), the most directly comparable GAAP financial measure.

We have included non-GAAP net loss in this annual report because it is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill in calculating non-GAAP net loss facilitates operating performance comparisons on a period-to-period basis and excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that non-GAAP net loss provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Non-GAAP net loss has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
Non-GAAP net loss does not consider the potentially dilutive impact of share-based compensation;
•
Non-GAAP net loss does not reflect changes in, or cash requirements for, our working capital needs;

•
Non-GAAP net loss does not consider investing or financing activities and should not be considered as a measure of our liquidity; and
•
other companies, including companies in our industry, may calculate non-GAAP net loss differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider non-GAAP net loss alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

A reconciliation of non-GAAP net loss to net loss is as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Net loss	(120,380)	(87,219)	(42,727)
Excluding:
Share-based compensation expenses	32,363	24,612	22,737
Amortization expense related to intangible assets acquired through business acquisitions	2,224	1,380	660
Income tax related to intangible assets acquired through business acquisitions	(336)	(212)	(102)
Impairment of goodwill	11,941	31,928	—
Financing related expenses	2,166	—	—
Acquisition related expenses	928	(392)	—
Non-GAAP net loss	(71,094)	(29,903)	(19,432)

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth. Free cash flow is not a measure calculated in accordance with U.S. GAAP. See “—Non-GAAP Financial Measure” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to as net cash provided by (used in) operating activities, the most comparable U.S. GAAP measurement, for the periods presented.

The following table sets forth a reconciliation of free cash flow to net cash used in operating activities for each of the periods indicated.

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Net cash used in operating activities	(52,380)	(13,611)	(14,129)
Purchases of property and equipment	(4,123)	(924)	(2,546)
Free cash flow	(56,503)	(14,535)	(16,675)

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

•
Research and Development. Our research and development expenses consist primarily of personnel costs for research and development personnel, third-party software testing services and an allocation of general overhead expenses. Except for immaterial capitalized internal-use software development costs in 2022, 2023 and 2024, all development costs have been expensed as incurred.

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

Shanghai Dayin, Zhaoyan and Shanghai Shengwang has been accredited as a software enterprise company. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment. Shanghai Dayin obtained its High and New Tech Enterprise certificate in 2022 and is entitled to preferential EIT rate of 15% for the years of 2022, 2023 and 2024. Zhaoyan renewed its High and New Tech Enterprise certificate in 2024 and is entitled to preferential EIT rate of 15% for the years of 2024, 2025 and 2026. Shanghai Shengwang obtained its High and New Tech Enterprise certificate in 2023 and is entitled to preferential EIT rate of 15% for the years of 2023, 2024 and 2025.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. The equity holders of our PRC operating subsidiaries who are incorporated in Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries, if they satisfy the conditions prescribed under STA Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future, require us to provide relevant materials and to cooperate with the investigations, and we may be required to recover taxes and to assume the liabilities for deferred tax payment.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

United States

Our subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements and adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21%, the California corporate franchise tax rate is 8.84% in 2022, 2023 and 2024.

United Kingdom

Our subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 25%.

Singapore

Our subsidiary in Singapore is subject to the corporate income tax rate of 17% for the years ended December 31, 2022, 2023 and 2024.

India

Our subsidiary in India is subject to the India corporate income tax rate of 25.17%.

Results of Operations

The following tables set forth our results of operations in 2022, 2023 and 2024 and express the relationship of certain line items as a percentage of total revenue for those periods.

The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Real-time engagement service revenues	152,886	95.2	133,098	94.0	127,624	95.8
Real-time engagement on-premise solution and other revenues	7,784	4.8	8,440	6.0	5,632	4.2
Total revenues	160,670	100.0	141,538	100.0	133,256	100.0
Cost of revenues	(61,247)	(38.1)	(52,063)	(36.8)	(47,809)	(35.9)
Gross profit	99,423	61.9	89,475	63.2	85,447	64.1
Operating expenses:
Research and development expenses	(114,502)	(71.3)	(77,666)	(54.9)	(80,344)	(60.3)
Sales and marketing expenses	(53,769)	(33.5)	(33,958)	(24.0)	(27,220)	(20.4)
General and administrative expenses	(38,671)	(24.1)	(34,976)	(24.7)	(32,772)	(24.6)
Total operating expenses	(206,942)	(128.8)	(146,600)	(103.6)	(140,336)	(105.3)
Other operating income	3,697	2.3	1,729	1.2	1,578	1.2
Impairment of goodwill	(11,941)	(7.4)	(31,928)	(22.6)	—	—
Loss from operations	(115,763)	(72.1)	(87,324)	(61.7)	(53,311)	(40.0)
Exchange gain (loss)	(5,021)	(3.1)	(151)	(0.1)	168	0.1
Interest expense	—	—	(20)	—	(253)	(0.2)
Losses from extinguishment of convertible note	—	—	(1,230)	(0.9)	—	—
Interest income	9,636	6.0	18,836	13.3	16,941	12.7
Investment loss	(8,813)	(5.5)	(18,526)	(13.1)	(3,328)	(2.5)
Other income	—	—	1,649		793	0.6
Loss before income taxes	(119,961)	(74.7)	(86,766)	(61.3)	(38,990)	(29.3)
Income taxes	(663)	(0.4)	(422)		(258)	(0.2)
Income (losses) from equity in affiliates	244	0.2	(31)	0.0	(3,479)	(2.6)
Net loss	(120,380)	(74.9)	(87,219)	(61.6)	(42,727)	(32.1)

Comparison of Years Ended December 31, 2023 and 2024

Revenue

	Year Ended December 31,		Change
	2023	2024	US$	%
	(in US$ thousands, except for percentages)
Revenues of Agora	60,997	64,503	3,506	5.7
Revenues of Shengwang	80,541	68,753	(11,788)	(14.6)
Total revenues	141,538	133,256	(8,282)	(5.9)

The decrease in total revenues in 2024 was attributable to the decrease in revenues of Shengwang in 2024, primarily due to a decrease in revenues of US$4.1 million due to the end-of-sale of certain products and reduced usage from customers in certain sectors such as social and entertainment as a result of challenging macroeconomic and regulatory environment, partially offset by the increase in the revenues of Agora in 2024, primarily due to our business expansion and usage growth in sectors such as live shopping.

Cost of Revenues; Gross Margin

	Year Ended December 31,		Change
	2023	2024	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues	52,063	47,809	(4,254)	(8.2)
Gross margin	63.2%	64.1%	—	—

The decrease in cost of revenues in 2024 was attributable to the end-of-sale of certain products and the decrease in bandwidth usage and costs.

Gross margin in 2024 was 64.1%, an increase of 0.9% from 63.2% in 2023 mainly due to the end-of-sale of certain low-margin product.

Research and Development Expenses

	Year Ended December 31,		Change
	2023	2024	US$	%
	(in US$ thousands, except for percentages)
Research and development expenses	77,666	80,344	2,678	3.4
Percentage of total revenues	54.9%	60.3%	—	—

Of the increase in research and development expenses, as the Company optimized its global workforce, US$9.0 million was due to the cancellation of certain employees’ equity awards and immediate recognition of relevant remaining unrecognized compensation expenses, US$3.6 million was due to severance expenses, partially offset by US$4.1 million due to the decrease in personnel costs.

Sales and Marketing Expenses

	Year Ended December 31,		Change
	2023	2024	US$	%
	(in US$ thousands, except for percentages)
Sales and marketing expenses	33,958	27,220	(6,738)	(19.8)
Percentage of total revenues	24.0%	20.4%	—	—

Of the decrease in sales and marketing expenses, as the Company optimized its global workforce, US$3.4 million was due to the decrease in share-based compensation and US$2.0 million was due to the decrease in employee wages and benefits expense.

General and Administrative Expenses

	Year Ended December 31,		Change
	2023	2024	US$	%
	(in US$ thousands, except for percentages)
General and administrative expenses	34,976	32,772	(2,204)	(6.3)
Percentage of total revenues	24.7%	24.6%	—	—

Of the decrease in general and administrative expenses, as the Company optimized its global workforce, US$2.5 million was due to the decrease in share-based compensation and US$1.5 million was due to the decrease in employee wages and benefits expense , partially offset by US$1.7 million due to the increase in allowance for current expected credit losses.

Interest Income

The US$1.9 million decrease in interest income was primarily due to the decrease in the average balance of cash, cash equivalents, bank deposits and financial products issued by banks and the decrease in average interest rate.

Investment Loss

Of the decrease in investment loss, US$2.0 million was primarily due to the fair value decrease in an equity investment and US$$11.3 million was due to the impairment losses on investments in certain private companies, which was nil in 2024.

Other Income

The US$0.9 million decrease in other income was primarily due to the decrease of income of incentive payments from a depositary bank due to decease in outstanding ADS as a result of share repurchase.

Losses from equity in affiliates

The US$3.4 million decrease in losses from equity in affiliates was primarily due to an impairment loss on an investment in certain private company of US$4.1 million in 2024.

Comparison of Years Ended December 31, 2022 and 2023

See “Item 5. Operating and Financial Review and Prospects—A. Results of Operations—Comparison of Years Ended December 31, 2022 and 2023” beginning on page 89 of our Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 24, 2024 (Securities Act File No. 001-39340) incorporated by reference into this annual report.

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

B. Liquidity and Capital Resources

The following table shows our cash, short-term bank deposits, short-term financial products issued by banks, short-term investments, accounts receivable and working capital as of the dates indicated:

	As of December 31,
	2022	2023	2024
	(in US$ thousands)
Cash and cash equivalents	45,673	36,894	27,083
Short-term bank deposits	334,537	86,924	168,327
Short-term financial products issued by banks	33,359	84,853	71,464
Short-term investments	14,143	7,983	2,787
Accounts receivable, net	32,803	34,668	30,952
Working capital(1)	413,826	204,535	269,715

(1)
Working capital is defined as current assets less current liabilities.

As of December 31, 2024, our cash and cash equivalents include cash in bank, money market funds and time deposits placed with banks which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. In February 2022, our Board has authorized a share repurchase program under which we may repurchase up to US$200 million of the Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. In each of February 2023, 2024 and 2025, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. As of December 31, 2024 and March 31, 2025, we had repurchased US$115.2 million of ADSs and US$116.4 million of ADSs, respectively, under the share repurchase program.

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

Source of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and private sales of equity securities. From our inception in 2013 through December 31, 2024, we have raised US$618.5 million of equity capital, net of share and option repurchases, in connection with such financings.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Net cash used in operating activities	(52,380)	(13,611)	(14,129)
Net cash provided by (used in) investing activities	(144,062)	56,643	(38,049)
Net cash provided by (used in) financing activities	(41,150)	(52,368)	45,994
Net decrease in cash, cash equivalents and restricted cash	(238,510)	(10,141)	(6,346)

Net Cash Used in Operating Activities

Net cash used in operating activities was US$14.1 million in 2024, as a result of net loss of US$42.7 million, a US$13.9 million increase in prepayments and other current assets, which primarily due to the increase of interests receivable, a US$5.9 million decrease in accrued expenses and other liabilities and a US$5.0 million increase in accounts receivable. This was partially offset by a US$22.7 million increase in share-based compensation expenses, US$8.7 million in allowance for current expected credit losses, US$5.9 million decrease in other non-current assets, US$3.5 million in losses from equity in affiliates, US$3.5 million in depreciation and amortization, US$3.4 million in amortization of land use right, US$3.3 million in investment loss and US$2.6 million in amortization of right-of-use asset and interest on lease liabilities.

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

Net cash used in investing activities was US$38.0 million in 2024. This was attributable to US$70.4 million in purchase of short-term financial products issued by banks, US$68.3 million in purchase of short-term bank deposits, US$61.4 million in purchase of long-term financial products issued by banks, US$35.5 million in purchase of long-term bank deposits and US$35.2 million in purchase of construction in progress for the headquarters project, offset in part by, US$130.0 million in proceeds from maturity of short-term bank deposits and US$105.4 million in proceeds from maturity of short-term financial products issued by banks.

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

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was US$46.0 million in 2024, primarily due to US$35.8 million in proceeds from long-term borrowings for headquarters project and US$20.4 million in deposit received in relation to headquarters project, offset in part by US$11.1 million in repurchase of Class A ordinary shares.

Net cash used in financing activities was US$52.4 million in 2023, primarily due to US$62.9 million in repurchase of Class A ordinary shares, offset in part by US$10.9 million in proceeds from long-term borrowings.

Net cash used in financing activities was US$41.2 million in 2022, primarily due to US$41.1 million in repurchase of Class A ordinary shares.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures were US$4.1 million, US$11.7 million and US$37.8 million in 2022, 2023 and 2024, respectively. Our capital expenditures were mainly used for purchases of construction in progress for the headquarters project, servers, network equipment and other hardware. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2024.

	Payments Due by
	Total	Less than one year	One to three years
	(in US$ thousands)
Operating lease commitments	184	184	—
Contractual purchase obligations	75,361	28,020	47,341
Total	75,545	28,204	47,341

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Holding Company Structure

Agora, Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiary in the United States, and our subsidiaries and the VIE before the termination of the VIE structure in the PRC and our other international subsidiaries. As a result, our ability to pay dividends depends on dividends paid by Agora Lab, Shanghai Dayin and our international subsidiaries. If Agora Lab, Shanghai Dayin or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, the VIE and our subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our subsidiaries in the PRC and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in the PRC have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Executive Officers
Bin (Tony) Zhao	54	Director, Chief Executive Officer and Chairman
Sheng (Shawn) Zhong	59	Director, Chief Technology Officer and Chief Scientist
Jingbo Wang	43	Chief Financial Officer
Bin (Robbin) Liu	49	Vice President and Chief Operating Officer of Shengwang
Non-Employee Directors
Qin Liu	52	Director
Eric He	65	Director
Steve Zhang	61	Director

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

B. Compensation

Compensation of Directors and Executive Officers

In 2024, the aggregate cash compensation to our directors and executive officers was approximately US$0.8 million. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Employee Stock Purchase Plan

In June 2020, our board of directors adopted and our shareholders approved our Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in the ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals. As of December 31, 2024, we had not granted any awards under the ESPP.

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

Types of Awards

The 2014 Plan allows us to grant incentive share options, nonstatutory share options, share appreciation rights, restricted share awards and restricted share units.

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

In 2024, no awards have been granted to our directors and executive officers under the 2018 Plan.

As of December 31, 2024, awards to purchase 32,667,241 Class A ordinary shares under our equity incentive plans had been granted and outstanding.

The following table summarizes, as of December 31, 2024, the outstanding awards granted under our share incentive plans to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Number of Ordinary Shares
Name	Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng (Shawn) Zhong	* *	US$0.10 US$0.00	March 30, 2018 March 1, 2023	March 29, 2028 February 28, 2033
Jingbo Wang	*	US$0.00	December 1, 2022	November 30, 2032
Eric He	* *	US$0.10 US$0.00	June 17, 2020 November 28, 2022	June 16, 2030 November 27, 2032
Steve Zhang	*	US$0.00	November 28, 2022	November 27, 2032
Bin (Robbin) Liu	* * * *	US$0.10 US$0.00 US$0.00 US$0.00	June 17, 2020 August 13, 2021 August 19, 2022 August 25, 2023	June 16, 2030 August 12, 2031 August 18, 2032 August 24, 2033

* Represents less than 1% of our total outstanding shares.

In November 2020, our management adopted and our board of directors approved the VPP Program to supplement our equity incentive plans. The VPP program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. The term of each VPP will be stated in the award agreement; provided, however, that the VPPs will be entitled to no more than four years of our annual adjusted profit sharing and retained profit sharing from the effective date thereof. Unless determined otherwise by the administrator, VPPs may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner. As of December 31, 2024, we had granted a certain number of VPPs, which may be settled by cash or shares. See Note 18 to our audited consolidated financial statements included elsewhere in this annual report.

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

Board Diversity

The board diversity matrix is set out below.

	As of March 31, 2024		As of March 31, 2025
	Female	Male	Female	Male
Number of Directors
Directors	0	5	0	5
Number of Directors who identify in Any of the Categories Below:
Asian	0	5	0	5

D. Employees

We had 1,001, 790 and 608 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 493 of our employees were located in China, 45 were located in the United States and 70 were located in other countries. The following table sets forth the number of our employees categorized by function as of December 31, 2024:

Functions	Number of Employees
Research and development	386
Sales and marketing	111
Customer solutions and services	39
General and administrative (including executives)	72
Total	608

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 297,863,025 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2025.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers
Bin (Tony) Zhao(1)	13,709,441	76,179,938	24.0	84.4
Sheng (Shawn) Zhong	*	—	*	*
Bin (Robbin) Liu	*	—	*	*
Jingbo Wang	*	—	*	*
Qin Liu	—	—	—	—
Eric He	*	—	*	*
Steve Zhang	*	—	*	*
All directors and executive officers as a group	15,620,174	76,179,938	24.5	84.5
Principal Shareholders
Entities affiliated with Bin (Tony) Zhao(1)	13,709,441	76,179,938	24.0	84.4
Entities affiliated with 5Y Capital (2)	33,570,614	—	9.0	1.8
Susquehanna Securities, LLC(3)	27,539,688	—	7.4	1.5

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
(2)
Represents (a) 859,408 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 9,994,880 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.; (c) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; (d) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.; (e) 7,740,611 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P.; and (f) 1,161,092 Class A ordinary shares held by Evolution Fund I Co-investment, L.P., as reported in a Schedule 13G/A filed by them on February 7, 2025. The foregoing entities are collectively referred to in this annual report as the 5Y Capital entities. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Jianming Shi, Qin Liu and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Special Opportunity Fund II, L.P., and Morningside China TMT Fund IV Co-Investment, L.P. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner. 5Y Capital GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Ting Yue Liow and Claris Ruwende, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. The registered address of the 5Y Capital entities is 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.
(3)
Represents 27,539,688 Class A ordinary shares (as represented by 6,884,922 ADSs) beneficially owned by Susquehanna Securities, LLC. The address of the principal business office of Susquehanna Securities, LLC is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004. Information is solely derived from a Schedule 13G/A filed by such person on February 10, 2023.

To the Company’s knowledge, as of March 31, 2025, a total of 291,426,832 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 77.9% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For the purpose of expressing confidence in the long term value of the Company, Mr. Bin (Tony) Zhao, Mr. Sheng (Shawn) Zhong, Mr. Jingbo Wang, and Mr. Robbin Liu, who comprise all executive officers of the Company, voluntarily undertook, pursuant to the terms contained in the letters of undertaking given to the Company, that they and entities controlled by them shall not in their discretions sell any shares of the Company directly or indirectly beneficially owned by them, until December 31, 2025. Save for the foregoing, Mr. Sheng (Shawn) Zhong was permitted to sell 0.4 million ADSs (representing 1.6 million Class A ordinary shares of the Company) for personal financial reasons, and this sale was completed by December 31, 2024.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

Lease Agreement

We are party to a renewable lease agreement under which we rent office space from an entity that is under common control of Mr. Zhao, our chief executive officer and chairman. In 2022, 2023 and 2024, we paid rent to this entity of US$207 thousand, US$198 thousand and US$196 thousand, respectively. See Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

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

On February 9, 2024, the trustee of the bankruptcy estate of an individual (the “Debtor”) commenced an adversary proceeding against Agora Lab, Inc. in the United States Bankruptcy Court for the District of Connecticut. In the adversary proceeding, the trustee alleges that certain transfers of $3.6 million made by entities affiliated with the Debtor to Agora Lab, Inc. can be clawed back into the Debtor's bankruptcy estate. Agora Lab, Inc. was sent to a mediation process, along with numerous other similar situated parties who are defending similar claims brought by the trustee. In October 2024, Agora Lab, Inc. together with other defendants field a motion to dismiss the adversary proceeding. In March 2025, the bankruptcy court denied the joint defense group’s motion to dismiss, setting the stage for the joint defense group to file an interlocutory appeal challenging the decision. The likelihood of an unfavorable outcome is neither probable nor remote, and we are also unable to reasonably estimate the amount or the range of any liability in the event of an unfavorable outcome.

Other than as discussed above, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

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

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our subsidiaries in the PRC and the VIE. Certain payments from our subsidiaries in the PRC to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our subsidiaries and the VIE in the PRC are required to set aside at least 10% of their after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. In April 2009, the STA issued a circular, known as Circular 82, which was amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by the U.S. Holders described below that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof and any of which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, and any minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Corrections with respect to the Foreign Tax Credit Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent you from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADSs or ordinary shares. Furthermore, certain notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. While the VIE structure remained effective for our 2024 taxable year, in January 2025, we terminated all contractual arrangements with our VIE.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2024 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term and long-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2024 taxable year, we believe we likely were a PFIC for our 2024 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase. Further, even if the market price of our ADSs does increase, we could still be treated as a PFIC for any taxable year if it were determined that we are not treated as the owner of the VIE for U.S. federal income tax purposes.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding taxes. The U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC taxes withheld from dividends (at a rate not in excess of the applicable Treaty rate) may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles. We have not determined whether the PRC income tax system meets these requirements. However, certain IRS notices indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction in respect of such withholding, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Capital gains of U.S. persons are generally treated as U.S.-source income under the Code. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, as discussed above, certain IRS notices indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to any PRC income tax on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit, in whole or in part, with respect to such taxes. If a U.S. Holder is precluded from claiming a foreign tax credit with respect to any PRC income taxes on disposition gains, it is possible that such PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position, the Foreign Tax Credit Regulations and the creditability or deductibility of the PRC tax (or the ability to deduct this tax from the amount realized on a disposition of ADSs or ordinary shares) in their particular circumstances (including any applicable limitations).

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents of RMB123.0 million. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a change of our holding U.S. dollar equivalents of US$1.6 million for cash and cash equivalents.

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
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•
 Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
•
 Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$0.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2024, we received reimbursement in the amount of US$0.8 million from the depositary.

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

For the period from June 25, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, we used approximately 26% of the net proceeds received from our initial public offering and the concurrent private placement for research and development, marketing and branding, investment in technology infrastructure as well as for working capital and other general corporate purposes.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the supervision and participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act, as of December 31, 2024. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Securities Exchange Act of 1934, as amended. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, PricewaterhouseCoopers Zhong Tian LLP, for the years ended December 31, 2023 and 2024, respectively. Save as disclosed below, we did not pay any other fees to PricewaterhouseCoopers Zhong Tian LLP during the periods indicated below.

	For the year ended December 31,
	2023		2024
	US$	RMB	US$	RMB
	(in thousands)
Audit fees(1)	1,074	7,636	1,015	7,235

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2022, our board of directors has authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months. In each of February 2023, 2024 and 2025, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. As of December 31, 2024 and March 31, 2025, we had repurchased US$115.2 million of ADSs and US$116.4 million of ADSs, respectively, under the share repurchase program and is still authorized to use the remaining quota for repurchases within the term of the plan. The table below is a summary of the ADSs repurchased by us during the 2024 fiscal year and up to March 31, 2025.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$)
January 2024	801,207	2.61	801,207	93,650,364
February 2024	365,331	2.87	365,331	92,601,870
March 2024	31,542	2.54	31,542	92,521,901
April 2024	192,933	2.49	192,933	92,041,910
May 2024	149,259	2.56	149,259	91,659,269
June 2024	638,240	2.40	638,240	90,126,424
July 2024	675,592	2.47	675,592	88,456,279
August 2024	561,618	2.23	561,618	87,203,860
September 2024	466,404	2.02	466,404	86,263,733
October 2024	1,151	2.49	1,151	86,260,863
November 2024	3,000	5.38	3,000	86,244,711
December 2024	314,979	4.54	314,979	84,814,958
January 2025	287,466	4.03	287,466	83,657,282
March 2025	11,809	4.01	11,809	83,609,907

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards. While we voluntarily follow most Nasdaq corporate governance standards, we do not intend to follow the Nasdaq rule below:

•
Rule 5620(a) requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we did not hold an annual meeting of shareholders in 2024. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require shareholders’ approvals.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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

We continuously monitor and review threats and cybersecurity incidents associated with the use of services and security tools by third-party service providers. We operate an Incident Response Program (“IRP”) to ensure coordinated responses across company departments to manage potential material cybersecurity incidents effectively. This program entails assessing threat severity, identifying threat sources (especially related to third-party services), implementing countermeasures and mitigation strategies, and promptly informing management and the board of directors of material cybersecurity threats and incidents. Regular assessments by our cybersecurity team help evaluate and enhance our cybersecurity risk management program, with specific focus areas assessed by third-party experts in critical risk domains. In addition, our cybersecurity team facilitates compliance and cybersecurity training to all employees. Our executive officers are regularly updated on the status of the cybersecurity and risk management program by the Head of Information Security for Agora and the Head of Information Security for Shengwang. Together, they have the overall oversight responsibility for our risk management and are charged with oversight of our cybersecurity risk management program / delegates cybersecurity risk management oversight to the cybersecurity team.

Our executive officers are responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our executive officers shall report any material cybersecurity risks to our Board. Our senior management team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CEO and chairman of the board, who receives reports from our Heads of Information Security and cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Heads of Information Security and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. Management, including the Heads of Information Security and our cybersecurity team, regularly update the Chief Executive Officer on the company’s cybersecurity and risk programs, material cybersecurity risks and mitigation strategies and provide regular cybersecurity reports that cover, among other topics, third-party assessments of the company’s cybersecurity programs such as AICPA SOC2 Type 2 developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Breaches of our networks or systems, or those of our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and leakage and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data” on page 32 of this annual report.

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

11.2*	Agora, Inc. Insider Trading Policy

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description of Exhibit

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1	Agora, Inc. Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-39340) filed with the SEC on April 24, 2024)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Scheme With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: April 15, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agora, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Agora, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of allowance for current expected credit losses – accounts receivable, net

As described in Notes 2(j) and 4 to the consolidated financial statements, the Company’s balance of accounts receivable, net of allowance for current expected credit losses of $19.0 million was $31.0 million as of December 31, 2024. Receivables with similar risk characteristics have been grouped into pools. For each pool, management considers past customer collection history, future forecasts and macroeconomic factors based on relevant risk characteristics which include but are not limited to geographic region and industry. Management also includes industry-specific factors and certain qualitative adjustments as part of the current expected credit loss analysis assessed at each period.

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

April 15, 2025

We have served as the Company’s auditor since 2017.

AGORA, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands except share data, unless otherwise stated)

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$36,894	$27,083
Short-term bank deposits	86,924	168,327
Short-term financial products issued by banks	84,853	71,464
Short-term investments	7,983	2,787
Accounts receivable, net	34,668	30,952
Prepayments and other current assets	8,779	22,593
Contract assets	1,048	1,099
Restricted cash	280	3,745
Total current assets	261,429	328,050
Non-current assets:
Property and equipment, net	5,365	4,680
Construction in progress in relation to the headquarters project	17,343	44,486
Operating lease right-of-use assets	4,011	3,866
Intangible assets	1,274	611
Long-term bank deposits	143,127	35,500
Long-term financial products issued by banks	20,000	61,400
Long-term investments	43,893	40,710
Land use right, net	167,246	161,395
Other non-current assets	10,907	18,956
Total non-current assets	413,166	371,604
Total assets	$674,595	$699,654
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	12,996	12,965
Advances from customers	7,765	8,738
Taxes payable	906	2,210
Current operating lease liabilities	2,447	1,749
Payables for construction cost	7,098	12,834
Accrued expenses and other current liabilities	25,682	19,839
Total current liabilities	56,894	58,335
Non-current liabilities:
Long-term payable	3	1
Long-term operating lease liabilities	1,726	1,922
Deferred tax liabilities	196	92
Long-term borrowings in relation to the headquarters project	11,027	46,469
Advance in relation to the headquarters project	—	20,174
Total non-current liabilities	12,952	68,658
Total liabilities	$69,846	$126,993
Commitments and contingencies (Note 23)
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 391,324,217 shares issued and 292,628,765 shares outstanding as of December 31, 2023; 820,000,000 shares authorized, 392,376,217 shares issued and 297,156,593 shares outstanding as of December 31, 2024)	39	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31,2023 and 2024)	8	8
Additional paid-in-capital	1,138,346	1,144,238
Treasury shares at cost	(79,716)	(72,739)
Accumulated other comprehensive loss	(10,027)	(12,257)
Accumulated deficit	(443,901)	(486,628)
Total shareholders’ equity	$604,749	$572,661
Total liabilities and shareholders’ equity	$674,595	$699,654

AGORA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2022	2023	2024
Real-time engagement service revenues	$152,886	$133,098	$127,624
Real-time engagement on-premise solution and other revenues	7,784	8,440	5,632
Total revenues	160,670	141,538	133,256
Cost of revenues	(61,247)	(52,063)	(47,809)
Gross profit	99,423	89,475	85,447
Operating expenses:
Research and development expenses	(114,502)	(77,666)	(80,344)
Sales and marketing expenses	(53,769)	(33,958)	(27,220)
General and administrative expenses	(38,671)	(34,976)	(32,772)
Total operating expenses	(206,942)	(146,600)	(140,336)
Other operating income	3,697	1,729	1,578
Impairment of goodwill	(11,941)	(31,928)	—
Loss from operations	(115,763)	(87,324)	(53,311)
Exchange (loss) gain	(5,021)	(151)	168
Interest income	9,636	18,836	16,941
Interest expense	—	(20)	(253)
Losses from extinguishment of convertible note	—	(1,230)	—
Investment loss	(8,813)	(18,526)	(3,328)
Other income	—	1,649	793
Loss before income taxes	(119,961)	(86,766)	(38,990)
Income taxes	(663)	(422)	(258)
Equity in income (loss) of affiliates	244	(31)	(3,479)
Net loss attributable to Agora, Inc.’s ordinary shareholders	$(120,380)	$(87,219)	$(42,727)
Other comprehensive loss:
Foreign currency translation adjustments	(9,857)	(3,418)	(2,230)
Unrealized (loss) gain on debt securities	(1,286)	1,385	—
Total comprehensive loss attributable to Agora, Inc.’s ordinary shareholders	$(131,523)	$(89,252)	$(44,957)
Net loss per share attributable to Agora, Inc.’s ordinary shareholders—basic and diluted	(0.27)	(0.22)	(0.11)
Weighted average number of ordinary shares—basic and diluted	446,426,914	398,384,385	373,122,317
Share-based compensation expenses included in:
Cost of revenues	906	621	212
Research and development expenses	18,055	12,696	17,062
Sales and marketing expenses	6,140	4,145	778
General and administrative expenses	7,262	7,150	4,685

AGORA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands except share data, unless otherwise stated)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares at cost		Additional	Accumulated other		Total shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	paid-in capital	comprehensive income (loss)	Accumulated deficit	equity
Balance as of December 31, 2021	373,455,485	$37	76,179,938	$8	—	$—	$1,099,369	$3,149	$(236,302)	$866,261
Share-based compensation expense (Note 18)	—	—	—	—	—	—	27,851	—	—	27,851
Net loss	—	—	—	—	—	—	—	—	(120,380)	(120,380)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(9,857)	—	(9,857)
Settlement of VPP (Note 18)	—	—	—	—	—	—	5,727	—	—	5,727
Share repurchase (Note 17)	—	—	—	—	(35,839,004)	(41,815)	—	—	—	(41,815)
Unrealized gain on debt securities	—	—	—	—	—	—	—	(1,286)	—	(1,286)
Exercise of options	10,511,776	1	—	—	—	—	857	—	—	858
Vesting of restricted shares and RSUs	2,330,328	$1	—	—	—	—	900	—	—	$901
Balance as of December 31, 2022	386,297,589	$39	76,179,938	$8	(35,839,004)	$(41,815)	1,134,704	$(7,994)	$(356,682)	$728,260
Share-based compensation expense (Note 18)	—	—	—	—	—	—	21,901	—	—	21,901
Net loss	—	—	—	—	—	—	—	—	(87,219)	(87,219)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(3,418)	—	(3,418)
Settlement of VPP (Note 18)	—	—	—	—	—	—	3,791	—	—	3,791
Share repurchase (Note 17)	—	—	—	—	(77,984,836)	(62,441)	—	—	—	(62,441)
Unrealized gain on debt securities	—	—	—	—	—	—	—	1,385	—	1,385
Exercise of options	1,978,416	—	—	—	9,658,772	15,125	(12,787)	—	—	2,338
Vesting of restricted shares and RSUs	3,048,212	—	—	—	5,469,616	9,415	(9,263)	—	—	$152
Balance as of December 31, 2023	391,324,217	$39	76,179,938	$8	(98,695,452)	$(79,716)	$1,138,346	$(10,027)	$(443,901)	$604,749
Share-based compensation expense (Note 18)	—	—	—	—	—	—	22,397	—	—	22,397
Net loss	—	—	—	—	—	—	—	—	(42,727)	(42,727)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(2,230)	—	(2,230)
Settlement of VPP (Note 18)	—	—	—	—	—	—	248	—	—	248
Share repurchase (Note 17)	—	—	—	—	(16,805,024)	(10,929)	—	—	—	(10,929)
Exercise of options	1,052,000	—	—	—	15,207,180	13,505	(12,352)	—	—	1,153
Vesting of RSUs	—	—	—	—	5,073,672	4,401	(4,401)	—	—	—
Balance as of December 31, 2024	392,376,217	$39	76,179,938	$8	(95,219,624)	$(72,739)	$1,144,238	$(12,257)	$(486,628)	$572,661

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net loss	$(120,380)	$(87,219)	$(42,727)
Share-based compensation expense	32,363	24,612	22,737
Allowance for current expected credit losses	5,391	7,046	8,728
Depreciation of property and equipment	9,497	7,096	3,459
Amortization of intangible assets	2,322	1,384	663
Amortization of land use right	—	3,165	3,423
Deferred tax benefit	(336)	(212)	(102)
Amortization of right-of-use asset	4,064	2,935	2,576
Interest income on debt securities	(401)	(105)	—
Equity in income of affiliates	(244)	31	3,479
Losses from extinguishment of convertible note	—	1,230	—
Investment loss	8,607	18,526	3,328
Impairment of goodwill	11,941	31,928	—
Return on investment from equity affiliates	—	21	—
Gain on disposal of property and equipment	—	(11)	(9)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(8,033)	(9,100)	(5,047)
Contract assets	(564)	(522)	(67)
Prepayments and other current assets	(515)	(1,801)	(13,893)
Other non-current assets	3,146	(7,278)	5,855
Accounts payable	5,526	3,246	(248)
Advances from customers	1,371	(483)	1,071
Taxes payable	-391	(1,157)	1,326
Operating lease liabilities	(4,212)	(2,649)	(2,878)
Deferred income	402	(160)	62
Accrued expenses and other liabilities	(1,934)	(4,134)	(5,865)
Net cash used in operating activities	(52,380)	(13,611)	(14,129)
Cash flows from investing activities:
Purchase of short-term bank deposits	(424,627)	(219,445)	(68,300)
Purchase of short-term financial products issued by banks	(19,787)	(29,899)	(70,391)
Purchase of short-term investments	(14,650)	(791)	—
Proceeds from maturity of short-term bank deposits	538,765	467,058	130,020
Proceeds from maturity of short-term financial products issued by banks	3,549	17,522	105,395
Proceeds from sale of short-term investments	—	—	235
Purchase of long-term bank deposits	(40,657)	(143,127)	(35,500)
Purchase of long-term financial products issued by banks	—	(20,000)	(61,400)
Purchase of long-term investments	(18,160)	(15)	(562)
Purchase of property and equipment	(4,123)	(924)	(2,546)
Prepayment for a long-term investment	(1,949)	—	—
Withdrawal of long-term investments	2,113	—	—
Deposit for land use right purchase	(34,159)	—	—
Withdrawal of deposit for land use right purchase	34,159	—	—
Prepayment for land use rights purchase	(171,592)	—	—
Purchase of land use right	—	(5,133)	—
Purchase of construction in progress for the headquarters project	—	(10,792)	(35,248)
Cash received for business disposal	—	5,769	—
Cash paid for an acquisition	—	(3,680)	—
Disposal of property and equipment	—	92	93
Cash received from disposal of long-term investments	—	—	155
Return of investment from equity affiliates	56	8	—
Advance payment received for business disposal	7,000	—	—
Net cash (used in) provided by investing activities	(144,062)	56,643	(38,049)

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in US$ thousands except share data, unless otherwise stated)

	Year Ended December 31,
	2022	2023	2024
Cash flows from financing activities:
Proceeds from long-term borrowings for headquarters project	—	10,909	35,790
Repurchase of Class A ordinary shares	(41,135)	(62,911)	(11,057)
Proceeds from exercise of employees’ share options	1,096	634	853
Deposit received in relation to headquarters project	—	—	20,408
Payment of financing cost	(2,111)	—	—
Deposits received for business disposal	1,000	—	—
Deposits returned for business disposal	—	(1,000)	—
Net cash (used in) provided by financing activities	(41,150)	(52,368)	45,994
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(918)	(805)	(162)
Net decrease in cash, cash equivalents and restricted cash	(238,510)	(10,141)	(6,346)
Cash balance recorded in held-for-sale assets	1,488	—	—
Cash, cash equivalents and restricted cash at beginning of year	285,824	47,314	37,173
Cash, cash equivalents and restricted cash at end of year	$45,826	$37,173	$30,827
Supplemental disclosure of cash flow information:
Income taxes paid	55	152	185
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	4,212	2,649	2,878
Right-of-use assets obtained in exchange for operating lease obligations	198	4,588	2,325
Non-cash financing and investing activities:
Payables for property and equipment	227	12	398
Proceeds receivable from exercise of employees’ share options	90	116	417
Deposits utilized for employees’ share option exercises	13	—	—
Payables for treasury shares, at cost	680	210	83
Payables for construction in progress for the headquarters project	1,184	7,098	12,834
Settlement of compensation costs in relation to an acquisition with shares	—	1,830	—

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

On February 28, 2021, the Company acquired 100% equity interests of Easemob, providing instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million (Note 3). On December 14, 2022, the Group entered into a definitive agreement to sell the customer engagement cloud business of Easemob to a third party, which was subsequently completed on February 1, 2023. There was a consolidated variable interest entity (the “Zhonghuan Chuanyin”) within the Easemob group structure that was acquired as part of the transaction while was disposed along with the selling of customer engagement cloud business of Easemob. The related financial statement balances and business volume of this variable interest entity are not material.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

During 2023, the Company established AGORA.IO INC. and Agora (Shanghai) Technology Co., Ltd. to further support their business in the United States and other international markets..

The Company’s principal subsidiaries and VIE as of December 31, 2024 are as follows:

Principal Subsidiaries:	Date of Incorporation	Place of Incorporation	Percentage of Direct/Indirect Economic Interest	Principal Activities
Agora Lab, Inc.	January 13, 2014	California, United States	100%	Provision of services
API Investment Limited (formerly known as Agora IO, Inc)	December 2, 2014	Cayman Islands	100%	Investment holding
ShengWang HongKong Limited (formerly known as Agora IO Hongkong Limited)	December 12, 2014	Hong Kong	100%	Investment holding
Shanghai Dayin Network Technology Co., Ltd. (“Dayin”)	April 30, 2015	PRC	100%	Provision of services
Shanghai Shengwang Technology Co., Ltd. (“Shanghai Shengwang”, formerly known as Shanghai Jiyin Network Technology Co., Ltd.)	May 26, 2020	PRC	100%	Provision of services
Agora IO Singapore PTE. Ltd.	November 4, 2020	Singapore	100%	Provision of services
Agora Labs India Private Limited	December 29, 2021	India	100%	Provision of services
Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd. (“Shengshi”) (i)	July 29, 2022	PRC	100%	Construction
Agora (Shanghai) Technology Co., Ltd.	February 6, 2023	RPC	100%	Provision of services
AGORA.IO INC.	April 12, 2023	Delaware, United States	100%	Investment holding
VIE:
Shanghai Zhaoyan Network Technology Co., Ltd. (“Zhaoyan”)	March 28, 2014	PRC	100%	Provision of services

(i) Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd. is a structured entity consolidated by the Group, being set up in 2022 for construction of the Group’s headquarter project. As of December 31, 2024, Shengshi had total outstanding balances of the long-term borrowings amounted to US$46.5 million (Note 16), construction in progress amounted to US$44.5 million (Note 7) and the land use right amounted to US$161.4 million (Note 12).

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

For the years ended December 31, 2022, 2023 and 2024, the service fees charged by the WFOE to the VIE pursuant to the above agreements is US$8.0 million, US$2.2 million and US$3.0 million, respectively.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The following financial information sets forth the assets, liabilities, results of operations and changes in cash flows of the consolidated VIEs and the VIEs’ subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024, which was included in the accompanying consolidated financial statements of the Group:

	As of December 31,
	2023	2024
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	$8,359	$3,806
Accounts receivable, net	23,349	16,075
Amounts due from related parties	12,320	5,533
Prepayments and other current assets	2,257	1,668
Restricted cash	—	37
Contract assets	—	66
Total current assets	46,285	27,185
Non-current assets:
Property and equipment, net	1,787	226
Long-term investments	7,059	6,956
Operating lease right-of-use assets	268	—
Intangible assets	82	—
Other non-current assets	1,994	1,794
Total non-current assets	11,190	8,976
Total assets	$57,475	$36,161
Liabilities
Current liabilities:
Accounts payable	10,059	6,402
Amounts due to related parties	64,683	21,909
Advances from customers	1,710	5,694
Taxes payable	—	68
Current operating lease liabilities	342	—
Accrued expenses and other current liabilities	3,501	2,087
Total current liabilities	80,295	36,160
Non-current liabilities:
Long term payable	—	1
Long-term operating lease liabilities	90	—
Deferred tax liabilities	20	—
Total non-current liabilities	110	1
Total liabilities	$80,405	$36,161

	Year Ended December 31,
	2022	2023	2024
		(in US$ thousands)
Third-party revenues	85,686	80,267	59,504
Net (loss) income	(32,039)	(2,184)	1,019

	Year Ended December 31,
	2022	2023	2024
		(in US$ thousands)
Net cash and cash equivalents generated from (used in) operating activities	12,478	(3,865)	(4,339)
Net cash and cash equivalents (used in) provided by investing activities	(13,057)	10,089	(177)
Cash balance recorded in held-for-sale assets	(72)	—	—

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The Company obtained a controlling financial interest in the VIE by entering into the series of contractual arrangements through the WFOE. As a result of these aforementioned contractual agreements, the Company has the power to direct activities of the VIE that most significantly affects its economic performance and receives the economic benefits from the VIE that could be significant to them. Accordingly, the WFOE is entitled to substantially all of the economic benefits from the VIE and are obligated to absorb all of the VIE’s expected losses and therefore the Company has determined that it is the primary beneficiary of the VIE. As a result, the Company has consolidated the VIE’s results of operations and assets and liabilities in the Company’s consolidated financial statements in accordance with US GAAP. The Company considers that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital, as of December 31, 2023 and 2024. As the VIE were formed as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE.

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

Following the Company’s board resolution on January 3, 2025, the Company terminated the contractual arrangements with Zhaoyan. All the assets and liabilities of Zhaoyao were transferred to Shanghai Shengwang prior to the termination of the contractual arrangements. Going forward, the Company’s PRC business will be conducted primarily through PRC subsidiaries.

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

The Group deposits its cash and cash equivalents, short-term and long-term investments in the various jurisdictions that they operate in. The deposits are with major reputable financial institutions which the Group believes that there is no significant credit risk. As of December 31, 2024, the Group has US$370.3 million in cash and cash equivalents, restricted cash, short-term investments, long-term investments, among which 39%, 23%, 19%, 13% and 6% is held by financial institutions in Singapore, United States, PRC, Hong Kong and other international financial institutions, respectively. The Group continues to monitor the financial strength of the financial institutions.

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

No individual customer accounted for more than 10% of the accounts receivables as of December 31, 2023 and 2024.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

No individual customer accounted for more than 10% of revenues for the years ended December 31, 2022, 2023 and 2024.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Balance at Fair value
	(in US$ thousands)
Short-term financial products and structured deposits issued by banks	—	71,464	—	71,464
Short-term investments — equity investment in a publicly traded security	2,787	—	—	2,787
Long-term financial products issued by banks	—	61,400	—	61,400

	As of December 31, 2023
	Level 1	Level 2	Level 3	Balance at Fair value
	(in US$ thousands)
Short-term financial products issued by banks	—	84,853	—	84,853
Short-term investments — equity investment in a publicly traded security	7,983	—	—	7,983
Long-term financial products issued by banks	—	20,000	—	20,000

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt securities for the periods indicated:

in US$ thousands
Fair value of Level 3 investments as at December 31, 2022	$4,309
Interest income and change in fair value of the investments	1,491
Impairment (Note 11)	(1,230)
Derecognition (Note 11)	(4,570)
Fair value of Level 3 investments as at December 31, 2023	$—
Fair value of Level 3 investments as at December 31, 2024	$—

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

As of December 31, 2023, goodwill of certain reporting units was recorded at fair value based upon the Company’s impairment testing and full goodwill impairment was provided. The most significant unobservable inputs (Level 3) used to estimate the fair values of the Company’s goodwill was discount rate of 21.0%.

(g)
Cash and Cash Equivalents

Cash and cash equivalents include cash in bank, money market funds and time deposits placed with banks which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. The Company’s money market funds are classified as cash equivalent as it meet all of the qualifying criteria: (1) A fund’s policies include a provision that requires the weighted average maturity of the fund’s securities holdings not to exceed 90 days; (2) The investor has the ability to redeem the fund’s shares daily in accordance with its cash management policy; (3) The fund’s investment attributes are consistent with the investment attributes of an SEC-registered money market fund. As of December 31, 2023 and 2024, the amount of cash equivalents was US$16.2 million and US$20.9 million in the consolidated balance sheets, respectively.

(h)
Restricted Cash

The Group’s restricted cash mainly represents secured deposits held in designated bank accounts to secure a payment in relation to the headquarters project and issuance of a letter of credit. See Note 6—Restricted Cash.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(i)
Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which have a due date that is longer than three months but within one year and is stated at amortized cost; (ii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with maturities between three months and one year and; (iii) structured deposits issued by certain banks whose interest is indexed to the fluctuation of gold prices or foreign exchange rates, with maturities between three months and one year with banks in the PRC; (iv) equity investment in a publicly traded security. The Company measures the short-term investments in financial products and structured deposits issued by banks at fair value using the quoted subscription or redemption prices published by these banks.

These investments, except held-to-maturity investments, are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2022, 2023 and 2024.

(j)
Accounts Receivable, net

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices in according with ASC Topic 326, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASC Topic 326”), which creates an impairment model that is based on expected losses rather than incurred losses. To estimate the allowance for current expected credit losses (“CECL”), the Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances. There have been no significant impact of changes in the assumptions since adoption.

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

(l)
Interest Capitalization

Interest income during the years ended December 31, 2022, 2023 and 2024 were US$9.6, US$18.8 and US$16.9 million, net of interest expense of nil, US$20.1 thousand and US$0.3 million, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2022, 2023 and 2024 were nil, US$14.8 thousand and US$0.5 million, respectively.

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

(o)
Goodwill and intangible assets

Intangible assets

Intangible assets are recognized at fair value and consists of developed technology and customer relationships from acquisitions (see Note 9). Intangible assets are amortized over the period of estimated benefit using the straight-line method which are 5 or 3 years, respectively. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024.

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

(p)
Impairment of long-lived assets other than goodwill

Long-lived assets (including amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2022, 2023 and 2024.

(q)
Leases

The Company accounts for its leases in accordance with ASC Topic 842, which generally require lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

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

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivables represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group records a contract asset when the Group has incurred costs to fulfill their obligations under a contract once it is obtained but before transferring goods or services to the customer. The contract assets are comprised primarily of direct labor costs and direct materials used in providing the promised services to a customer. As of December 31, 2023 and 2024, contract assets recorded in the Group’s consolidated balance sheets was US$1.0 million and US$1.1 million, respectively.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. As of December 31, 2023 and 2024, contract liabilities recorded as advances from customers were US$7.8 million and US$8.7 million, respectively, in the Group’s consolidated balance sheets. Revenue recognized for the years ended December 31, 2022, 2023 and 2024 that was included in the contract liabilities balance at the beginning of the period was US$5.6 million, US$8.4 million and US$3.2 million, respectively.

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

(z)
Sales and Marketing Expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and payroll expenses to the Group’s sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing. For the years ended December 31, 2022, 2023 and 2024, advertising expenses totaled US$3.4 million, US$1.9 million and US$1.4 million respectively.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2022, 2023 and 2024, there were no uncertain tax position liabilities or deferred tax recognized.

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

(ee)
Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, 2023 and 2024, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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

Diluted losses per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of share options, liability classified awards, restricted shares and RSUs, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the loss per share for both classes of shares are identical.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(hh)
Segment Reporting

The Company adopted ASU No. 2023-07, “Improvements to Reportable Segment Disclosures” (“ASC Topic 280”) in fiscal year 2024, which establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. This segment is engaged in real-time engagement business.

The primary measure of segment profitability for the Company’s operating segment is considered to be consolidated net loss. Net loss is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the chief operating decision maker on a regular basis included within net loss include cost of revenues, research and development expenses, sales and marketing expenses, general and administrative expenses which are separately presented on the Company’s consolidated statements of comprehensive loss. Other segment items within net loss include interest income, investment income (loss) and other income.

The following table presents the Group’s revenues disaggregated by primary geographical markets:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Primary geographical markets based on customers’ location
PRC	$91,671	$79,193	$68,590
United States	22,736	22,849	24,106
Others	46,263	39,496	40,560
Total revenues	$160,670	$141,538	$133,256

The majority of the Group’s long-lived assets are located and maintained within the PRC.

(ii)
Recently Issued Accounting Pronouncements

New and Amended Standards Adopted by the Group

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Company adopted this update in fiscal year 2024 and the adoption did not have a material impact to the Company’s consolidated financial statements.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income – Expense Disaggregation Disclosures. This new standard expanding disclosure requirements related to certain income statement expenses. This new standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. The effective date is for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and related disclosures.

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
(2)
As part of the business combination, the Company acquired developed technology at a gross amount of US$0.2 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$42.6 thousand was recorded in general and administrative expense for each of the years ended December 31, 2022, 2023 and 2024. A deferred tax liability of US$53.2 thousand arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 5 years which is in line with the developed technology’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of Netless was attributed to expected synergies arising from the acquisition. The acquired goodwill is not deductible for tax purposes. As of December 31, 2022, the Company recognized a full impairment against the acquired goodwill based on the result of impairment assessment.

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

(1)
The cash consideration for Easemob has not been fully paid due to regulatory process. As of December 31, 2024, the amount of US$2.6 million was recorded as a payable in accrued expenses and other current liabilities.
(2)
A deferred tax liability of US$1.2 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

As part of the business combination, the Company acquired customer relationships at a gross amount of US$4.2 million, with an estimated useful life of 3 years and developed technology at a gross amount of US$4.0 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$1.4 million, US$0.9 million and US$0.1 million recorded in sales and marketing expense and US$0.8 million, US$0.5 million and US$0.5 million recorded in research and development expense for the years ended December 31, 2022, 2023 and 2024, respectively. The intangible assets were measured at fair value upon acquisition primarily using the relief from royalty method and multi-periods excess earning method. Key assumptions and estimates used in determining the fair value of these intangible assets are comprised of cash flow projections including revenue growth rates, discount rate, royalty rate and discount rates. As of December 31, 2023, the Company recognized a full impairment against the acquired goodwill based on the result of impairment assessment.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

4.
Accounts Receivable, Net

	As of December 31,
	2023	2024
	(in US$ thousands)
Accounts receivable	$49,565	$49,979
Less: allowance for current expected credit losses	(14,897)	(19,027)
Accounts receivable, net	$34,668	$30,952

Movement of allowance for credit losses was as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
At beginning of the period	$(6,336)	$(9,869)	$(14,897)
Additional provisions	(5,391)	(7,046)	(8,420)
Write-off	1,210	1,893	4,128
Foreign currency translation impact	648	125	162
At end of the period	$(9,869)	$(14,897)	$(19,027)

5.
Prepayments and Other Current Assets

The prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	(in US$ thousands)
Interest receivables	$3,506	$16,162
Prepayments(1)	3,023	3,024
VAT recoverable(2)	955	1,502
Proceeds receivable for employee share option exercises	116	417
Employee loans and advances(3)	290	231
Others	889	1,257
Prepayments and other current assets	$8,779	$22,593

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
6.
Restricted Cash

Restricted cash consisted of the following:

	As of December 31,
	2023	2024
	(in US$ thousands)
Secured deposits in relation to the headquarter project	$—	$3,478
Secured deposits for a letter of credit	280	267
Restricted cash	$280	$3,745

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

7.
Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	(in US$ thousands)
Cost:
Network equipment	$27,298	$28,810
Leasehold improvements	4,408	4,994
Electronic equipment	3,026	2,783
Furniture, computers and office equipment	1,041	1,027
Self-developed software	863	851
Total cost	36,636	38,465
Less: accumulated depreciation	(31,366)	(33,827)
Capitalized internal-use software development costs	42	42
Construction in progress	17,396	44,486
Property and equipment, net	$22,708	$49,166

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 were US$9.5 million, US$7.1 million and US$3.5 million, respectively.

Construction in progress primarily represents the construction of headquarter building. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when it is ready for intended use, at which time depreciation commences.

8.
Leases

The Company leases facilities under non-cancellable operating leases, which have lease terms varying from one to five years. Total lease costs for the years ended December 31, 2022, 2023 and 2024 were US$4.3 million, US$3.2 million and US$2.8 million, respectively, included in cost of revenues, research and development, sales and marketing and general and administrative expenses in the Company’s consolidated statements of comprehensive loss. Out of the total lease costs, there were US$0.3 million, US$0.2 million and US$0.2 million of expenses for short-term leases within 12 months for the years ended December 31, 2022, 2023 and 2024, respectively.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	4,212	2,649	2,878
Right-of-use assets obtained in exchange for operating lease obligations	198	4,588	2,325

Lease term and discount rates were as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term
Operating leases	1.7 years	1.7 years
Weighted-average discount rate
Operating leases	4.9%	3.7%

Maturities of lease liabilities were as follows:

As of December 31, 2024
(in US$ thousands)
2025	$1,843
2026	1,653
2027	300
Total undiscounted lease payments	3,796
Less: imputed interest	(125)
Total present value of lease liabilities	$3,671

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

9.
Intangible Assets, net

Intangible asset is comprised of following:

		As of December 31, 2023			As of December 31, 2024
	Weighted average amortization period	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(in years)	(in US$ thousands)			(in US$ thousands)
Developed technology (Note 3)	5	$2,575	$(1,470)	$1,105	$2,575	$(1,985)	$590
Customer relationships (Note 3)	3	2,600	(2,455)	145	2,600	(2,600)	—
Others	5	308	(284)	24	308	(287)	21
Total	4	$5,483	$(4,209)	$1,274	$5,483	$(4,872)	$611

Amortization expense was US$2.3 million, US$1.4 million and US$0.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, the Company will record estimated amortization expenses of US$0.5 million, US$0.1 million, nil, nil and nil for the years ending December 31, 2025, 2026, 2027, 2028 and 2029, respectively.

10.
Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows:

	Agora	Easemob	Total
	(in US$ thousands)
Balance of December 31, 2022	$—	$31,928	$31,928
Impairment	—	(31,928)	(31,928)
Balance of December 31, 2023	$—	$—	$—
Balance of December 31, 2024	$—	$—	$—

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

For Easemob reporting unit, the Company entered into an agreement to dispose the customer engagement cloud business of Easemob in December 2022, which also triggered the quantitative assessment of goodwill impairment of Easemob reporting unit. When performing the goodwill impairment test, the Company estimated the fair value of Easemob reporting unit using the combination of the agreed selling price for the customer engagement cloud business to be disposed and income approach methodology for the retained business of Easemob reporting unit. The use of income approach methodology of valuation involved significant judgments and estimates, including the revenue growth, gross margin, operating expenses, terminal growth rate and discount rates. Based on the result of the goodwill impairment testing as of December 31, 2022, the Group recognized a goodwill impairment of US$ 8.9 million, being the excess of the carrying value over the Easemob reporting unit’s fair value. The Group classified the goodwill balance of US$ 12.3 million attributed to the customer engagement cloud business as held-for-sale assets as of December 31, 2022.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

11.
Long-term investments

The following table sets forth a breakdown of the long-term investments held by the Company as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(in US$ thousands)
Long-term bank deposits	$143,127	$35,500
Equity investments without readily determinable fair value	34,740	34,479
Financial products issued by banks	20,000	61,400
Equity method investments	9,153	6,231
Total	$207,020	$137,610

Long-term bank deposits

As of December 31, 2024, the Company had US$35.5 million time deposits for which the Company has the intent and ability to hold to maturity with due date over one year and were stated at amortized cost. The deposits are with major reputable financial institutions which the Company believes that there is no significant credit risk.

Equity investments without readily determinable fair value

As of December 31, 2024, the Company’s equity investments without readily determinable fair value primarily consist of small, non-controlling investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Company would disclose the fair value of the alternative measure method investments. The initial cost value of equity securities without readily determinable fair values were US$51.9 million and US$51.7 million as of December 31, 2023 and 2024, respectively. There was no re-measurement gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2023 and 2024. There were US$6.5 million and nil impairment recorded on these investments for the years ended December 31, 2023 and 2024, respectively, primarily due to business deterioration of certain investees as a result of macroeconomic changes.

Financial products issued by banks

As of December 31, 2024, the Company had US$61.4 million financial products issued by banks with original maturities over one year. The weighted average maturities period was 1.7 years. The products contain a minimum guaranteed interest rate and a floating but capped interest rate with original maturities over one year. The Company measures the carrying amount of investments based on the principal amount plus the minimum guaranteed interest rate published by these banks.

Equity method investments

The Company’s equity method investments are in limited partnership funds as a limited partner and in investee under common control. The Group’s proportionate share of equity investee’s net loss or earnings for the years ended December 31, 2022, 2023 and 2024 were US$0.2 million, US$31.6 thousand and US$3.5 million, respectively, being recorded in equity in income of affiliates.

For the year ended December 31, 2024, the Company provided full impairment of US$4.1 million on certain equity method investment primarily due to business deterioration of the investee as a result of macroeconomic changes.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Debt security

Debt security mainly includes its investment in the convertible bonds issued by a third party in 2021 with the intention to hold the security for more than twelve months, which is accounted for at fair value. Unrealized gains/losses and interest recorded on the convertible bonds in the consolidated statements of comprehensive loss were US$1.5 million and nil for the years ended December 31, 2023 and 2024, respectively.

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

12.
Land use right

	As of December 31,
	2023	2024
	(in US$ thousands)
Land use rights	$170,402	$167,896
Less: accumulated amortization	(3,156)	(6,501)
Land use rights, net	$167,246	$161,395

The Company acquired the land use right in February 2023. Amortization expense for land use right were US$3.2 million and US$3.4 million for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, land use right with net book value of US$ 161.4 million were pledged as collateral for the Company’s borrowings (Note 16).

13.
Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2023	2024
	(in US$ thousands)
Prepayment in relation to headquarters project	$—	$12,025
Long-term VAT recoverable	853	2,737
Prepayment for long-term investment	1,871	1,844
Long-term interest receivables	7,284	1,411
Long-term deposit	695	693
Equipment in-transit	23	58
Others	181	188
Other non-current assets	$10,907	$18,956

14.
Taxes Payable

Taxes payable consisted of the following:

	As of December 31,
	2023	2024
	(in US$ thousands)
Individual income tax withholding	$196	$1,332
VAT payable	626	742
Other taxes payable	46	78
Corporate income taxes payable	38	58
Taxes payable	$906	$2,210

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

15.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	(in US$ thousands)
Accrued salary and social welfare costs	$15,808	$10,686
Liability classified awards for share-based compensation (Note 18)	3,400	2,721
Payables for acquisition (Note 3)	2,593	2,593
Accrued professional service fees	906	886
Accrued advertising and marketing fees	633	765
Accrued staff reimbursements	371	441
Share option deposit held on behalf of employees	140	294
Accrued office expense	131	78
Payables for interest	11	40
Others	1,689	1,335
Accrued expenses and other current liabilities	$25,682	$19,839

16.
Long-term Borrowings in relation to the Headquarters Project

In 2023, Shengshi, a subsidiary of the Group entered into a loan agreement with Shanghai Pudong Development Bank for a maximum principal amount of RMB1.27 billion to build the Group’s headquarter project, which were repayable from 2028 to 2043. The bearing interest rate of the long-term borrowings is based on loan prime rate published by the People's Bank of China minus 95 basis points. As of December 31, 2024, the total outstanding balances of the long-term borrowings amounted to US$46.5 million, which will be due beginning from 2028. The long-term borrowings are guaranteed by another subsidiary of the Group, and secured by the land use right with carrying amount of US$161.4 million as of December 31, 2024.

	As of December 31,
	2023	2024
	(in US$ thousands)
Long-term borrowings	$11,027	$46,469

Future principal repayments on the long-term borrowings are as follows:

As of December 31, 2024
(in US$ thousands)

2025	$—
2026	—
2027	—
2028	549
2029	2,930
Thereafter	42,990
Total	$46,469

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

17.
Ordinary Shares

As of December 31, 2023 and 2024 the Company had in aggregate of 467,504,155 and 468,556,155 ordinary shares issued and 368,808,703 and 373,336,531 ordinary shares outstanding, respectively.

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

In each of February 2023 and 2024, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. For the years ended December 31, 2023 and 2024, the Company repurchased approximately 78.0 million of its class A ordinary shares (equivalent to approximately 19.5 million ADSs) for approximately US$62.4 million and 16.8 million of its class A ordinary shares (equivalent to approximately 4.2 million ADSs) for approximately US$10.9 million under its share repurchase program.

In February 2025, the board of directors authorized an extension of the existing share repurchase program through February 28, 2026 with all other terms remaining unchanged.

18.
Share-based Compensation

Compensation expenses recognized for share-based awards of the Company were as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Cost of revenues	$906	$621	$212
Research and development expenses	18,055	12,696	17,062
Sales and marketing expenses	6,140	4,145	778
General and administrative expenses	7,262	7,150	4,685
Total	$32,363	$24,612	$22,737

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Compensation expenses recognized for different awards were summarized as below:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Equity award – share options(1)(4)	$14,315	$11,176	$6,761
Equity award – restricted shares(2)(3)	1,824	(730)	—
Equity award – restricted share units(5)	11,712	11,455	15,636
Liability award – venture partners plan	4,512	2,711	340
Total	$32,363	$24,612	$22,737

(1)
Including share options granted to employees as part of post-combination compensation of US$4.0 million, US$0.4 million and US$0.1 million for the years ended December 31, 2022, 2023 and 2024, respectively.
(2)
Including restricted shares granted by the Founder for equity classified award of US$0.2 million, US$0.1 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively.
(3)
Including restricted shares granted to employees as part of post-combination compensation of US$1.3 million, reversal of US$1.3 million due to certain employees’ failure to meet the service condition, and nil for the years ended December 31, 2022, 2023 and 2024, respectively.
(4)
Including immediate recognition of remaining unrecognized compensation expenses of share options granted to certain employees as a result of the cancellation of their equity awards of nil, nil and US$1.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.
(5)
Including immediate recognition of remaining unrecognized compensation expenses of restricted share units granted to certain employees as a result of the cancellation of their equity awards of nil, nil and US$9.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses is immaterial and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the years ended December 31, 2022, 2023 and 2024, respectively.

Equity Incentive Plans

On August 8, 2014, the board of directors of the Company adopted the Company’s 2014 Equity Incentive Plan (“2014 Plan”) and reserved 20,000,000 ordinary shares for issuance under share options to be granted to employees, directors and consultants of the Group in its U.S. and PRC operations.

Before the Corporate Reorganization plan was formed and implemented, the Group intended to use API Investment Limited as the issuer in connection with the Group’s initial public offering. As such, in January 2019, the board of directors of API Investment Limited approved and adopted the 2018 Equity Incentive Plan (“2018 Plan”) to provide incentives to employees, directors and consultants of the Group and reserved 25,740,835 ordinary shares for issuance under share options to be granted under the 2018 Plan. The terms of the 2018 Plan adopted by API Investment Limited are substantively the same as the terms of the 2014 Plan adopted by the Company and the 2014 Plan was not terminated. However, in December 2019, management decided to instead use the Company as the issuer in connection with the Group’s initial public offering and in January 2020, as part of the Corporate Reorganization, the Company assumed from API Investment Limited, each option granted under the 2018 Plan. As a result, the options to purchase shares of API Investment Limited granted under the 2018 Plan became options to purchase shares of the Company, and the Company otherwise assumed the same obligations and duties in respect of such options while maintaining their respective terms and vesting schedules. This replacement of awards did not have any accounting consequence. The Company’s board of directors also resolved to amend the 2014 Plan to provide that the maximum number of shares of the Company which may be subject to awards granted under the 2014 Plan would be 34,613,165 ordinary shares minus the aggregate of (x) any shares issued pursuant to awards granted under the 2018 Plan prior to shareholder approval of the amendment and (y) any shares subject to share options or similar awards granted under the 2018 Plan outstanding as of the date of shareholder approval of the amendment.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

The following table summarizes activities of the Company’s share options for the year ended December 31, 2024:

Equity Classified Share Options

	Number of Options	Weighted Average Exercise Price	Weighted-average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted-average Grant Date Fair Value Per Share
		(US$)	In years	(US$)	In years
Outstanding at December 31, 2023	32,726,830	0.10	6.36	18,076,662	1.30
Granted	17,474,584	0.99			0.16
Exercised	(13,773,112)	0.08		9,950,829
Forfeited	(3,761,061)	0.06
Outstanding at December 31, 2024	32,667,241	0.59	8.25	15,733,975	0.75
Vested and expected to vest at December 31, 2024	32,667,241	0.59	8.25	15,733,975	0.75
Exercisable at December 31, 2024	13,950,997	0.14	5.08	12,509,053	1.40

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$34.0 million, US$18.1 million and US$15.7 million at December 31, 2022, 2023 and 2024, respectively.

The total fair value of share options vested during the years ended December 31, 2022, 2023 and 2024 were US$21.4 million, US$14.9 million and US$9.1 million, respectively. The share-based compensation expenses in relation to the share option recognized for the years ended December 31, 2022, 2023 and 2024 were US$14.3 million, US$11.2 million and US$6.8 million, respectively.

As of December 31, 2023 and 2024, there were US$21.1 million and US$6.4 million of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a remaining weighted-average vesting period of 0.9 and 3.5 years, respectively.

The fair value of options granted under the Company’s Plans for the years ended December 31, 2022, 2023 and 2024 used the binomial option pricing model, with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2022	2023	2024
Exercise price	US$0.0001 - US$0.10	US$0.10	US$0.0001-US$2.0
Fair value of the ordinary shares on the date of option grant	US$0.6250 - US$1.6425	US$0.4950 - US$0.6375	US$0.4575 - US$1.0400
Risk-free interest rate(1)	2.35% - 3.88%	3.48% - 4.80%	3.94% - 4.57%
Expected term (in years)	10	10	10
Expected dividend yield(2)	0%	0%	0%
Expected volatility(3)	50.38% - 53.79%	55.18% - 56.32%	43.27% - 56.21%
Expected forfeiture rate (post-vesting)	3%	3%	3%, 10%

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

In connection with the Historical Reorganization and the Corporate Reorganization, the above mentioned restricted shares were swapped to API Investment Limited in December 2014, and swapped back to the Company in January 2020. There were no changes to the terms and conditions of the restricted shares arrangement and hence there was no accounting impact.

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

The share-based compensation expenses in relation to the restricted shares granted by the Company recognized for the years ended December 31, 2022, 2023 and 2024 were US$1.6 million, reversal of US$0.8 million primarily due to certain employees’ failure to meet the service condition and nil, respectively.

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

The share-based compensation expenses in relation to the restricted shares granted by the Founder recognized for the years ended December 31, 2022, 2023 and 2024 were US$0.2 million, US$0.1 million and nil, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Restricted Share Units

Granted by the Company

A restricted share unit (“RSU”) generally vest over a period of two to ten years of continuous service. The following table summarizes the RSU activities:

	Numbers of Shares	Weighted-average Grant Date Fair Value Per Share
		(US$)
Outstanding at December 31, 2023	16,862,054	1.71
Granted	19,128,852	0.55
Vested	(4,934,592)	(1.66)
Forfeited	(9,663,554)	1.91
Outstanding at December 31, 2024	21,392,760	0.60

The share-based compensation expenses in relation to the restricted share units granted by the Company recognized for the years ended December 31, 2022, 2023 and 2024 were US$11.7 million, US$11.5 million and US$15.6 million, respectively.

As of December 31, 2023 and 20234, there were US$25.7 million and US$10.9 million unrecognized share-based compensation expenses related to restricted share units, which is expected to be recognized over a weighted-average period of 6.1 and 7.7 years.

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

The VPP Program stipulates that a participant is entitled to the annual shared profit contingent on their service through the annual performance period. While the annual shared profit is typically settled in the year following the performance year, the accumulated retained profit will be settled at a future period that is determined by the administrator.

As of December 31, 2023, US$3.8 million out of the liability awards for the 2022 performance year have been settled in the form of share options with a zero dollar exercise price that vested immediately upon the settlement date with the remaining reversed due to the overall performance of the Company. For the year ended December 31, 2023, US$2.7 million share-based compensation expenses was recorded in relation to the program for the 2023 performance year, and there is nil estimated unrecognized share-based compensation expenses related to the 2023 program.

As of December 31, 2024, US$0.2 million out of the liability awards for the 2023 performance year have been settled in the form of share options with a zero-dollar exercise price that vested immediately upon the settlement date, and US$ 2.7 million out of the liability awards for the 2023 performance year have been settled in the form of cash, with the remaining reversed due to the overall performance of the Company. For the year ended December 31, 2024, US$2.3 million was recorded in relation to the program for the 2024 performance year, and there is nil estimated unrecognized share-based compensation expenses related to the 2024 program.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

19.
Employee Benefits

The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to US$17.6 million, US$11.4 million and US$10.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

20.
Interest Income, net

Interest income during the years ended December 31, 2022, 2023 and 2024 were US$9.6 million, US$18.8 million and US$16.7 million, net of interest expense of nil, US$20.1 thousand and US$0.3 million respectively. Interest expense capitalized associated with the construction projects for the years ended December 31, 2022, 2023 and 2024 were nil, US$14.8 thousand and US$0.5 million, respectively.

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Interest income	$9,636	$18,836	$16,941
Less: Interest expense	—	(35)	(780)
Add: Interest capitalization	—	15	527
Interest income, net	$9,636	$18,816	$16,688

21.
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

Dayin obtained a software company certificate in 2018 and was renewed in 2024. Pursuant to such certificate, Dayin qualifies for a tax holiday during which it is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and a 50% reduction of EIT for the following three years. Dayin qualified for a 50% EIT reduction in 2020 and 2021, and was entitled to preferential tax rate of 12.5% for the year of 2020 and 2021. Dayin also obtained its high-tech enterprise certificate in 2019 and was renewed to be entitled to preferential tax rate of 15% for the year of 2022, 2023 and 2024. Zhaoyan obtained its high-tech enterprise certificate in 2021 and was renewed to be entitled to preferential tax rate of 15% for the years of 2022, 2023 and 2024. Shanghai Shengwang obtained its high-tech enterprise certificate in 2023 and is entitled to preferential tax rate of 15% for the years of 2023 and 2024.

Deferred income taxes are not provided on undistributed earnings of the Company’s PRC subsidiaries that are intended to be permanently reinvested in China. The Company expects to indefinitely reinvest undistributed earnings generated in the onshore PRC entities.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2022, 2023 and 2024.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Pre-tax Loss

The following table presents the composition of pre-tax loss for the years ended December 31, 2022, 2023 and 2024:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Pre-tax loss from PRC entities	$(91,856)	$(49,309)	$(33,931)
Pre-tax loss from non-PRC entities	(28,105)	(37,457)	(5,059)
Total pre-tax loss	$(119,961)	$(86,766)	$(38,990)

Reconciliation of the differences between Statutory Tax Rate and the Effective Tax Rate (“EIT” rate)

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	Year Ended December 31,
	2022	2023	2024
Statutory income tax rate	25.00%	25.00%	25.00%
Permanent differences	(2.34)%	(3.81)%	2.08%
Tax rate difference from statutory rate in other jurisdictions (1)	(1.19)%	(8.06)%	5.52%
Change in valuation allowance (2)	(21.56)%	7.80%	(19.65)%
Effect of tax holiday (3)	(3.28)%	(11.25)%	(8.80)%
Additional tax deduction for qualified research and development expenses	10.09%	3.90%	5.55%
Share-based Compensation expenses	(7.28)%	(7.73)%	(9.17)%
Tax filing differences	0.76%	(5.73)%	(0.57)%
Others	(0.75)%	(0.61)%	(0.62)%
Effective tax rate	(0.55)%	(0.49)%	(0.66)%

(1)
The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands, the United States or Singapore.
(2)
The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.
(3)
Effect of tax holidays is primarily attributable to the preferential tax rates of Dayin, Zhaoyan and Shanghai Shengwang.

For the years ended December 31, 2022, 2023 and 2024, substantially all the amounts of current and deferred income tax expense are attributable to the PRC, UK and US entities.

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Current income tax expense	$1,001	$633	$361
Deferred income tax benefit	(338)	(211)	(103)
Income tax expense	$663	$422	$258

The aggregate amount and per share effect of reduction of EIT for Zhaoyan, Dayin and Shanghai Shengwang as a result of tax holidays are as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
The aggregate amount of effect	$(3,929)	$(9,764)	$(3,431)
Basic and diluted net loss per share effect	0.01	0.02	0.01

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Deferred Tax Assets and Liabilities

The principal components of the deferred tax assets were as follows:

	As of December 31,
	2023	2024
	(in US$ thousands)
Deferred tax assets:
Tax loss carry-forwards	$42,061	$47,507
Current expected credit losses	2,901	3,042
Impairment of long-term investments	2,415	2,379
Other deductible temporary difference	130	665
Deferred tax assets	47,507	53,593
Less valuation allowance	(47,507)	(53,593)
Deferred tax assets, net	$—	$—
Deferred tax liabilities:
Recognition of intangible assets arising from business combination	(196)	(92)
Deferred tax liabilities, net	$(196)	$(92)

As of December 31, 2024, the Group had tax loss carryforwards of approximately US$278.1 million, which can be carried forward to offset taxable income. As of December 31, 2024, Agora Lab, Inc., a California corporation, had U.S. federal tax loss carry- forwards of approximately US$23.2 million, and had U.S. state tax loss carry-forwards of approximately US$23.1 million. Under the U.S. tax law, federal tax loss carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction for any such loss carried forward to tax years beginning on or after January 1, 2021 is reduced to 80% of Agora Lab, Inc.’s taxable income, while loss carry-forwards arising in 2017 or prior years can be carried back two tax years and carried forward up to 20 years (and are not subject to the 80% limitation). California state tax loss carry-forwards may be carried forward for up to 20 years and are subject to limitation on use through the end of 2021 (during which the period of carryforward may be extended). Agora Lab, Inc.’s federal tax loss carry-forwards arisen in 2017 or prior will begin to expire in varying amounts in 2038 and the state tax loss carry-forwards will begin to expire in varying amounts between 2038 and 2043. California has suspended the use of net operating loss carryforwards for tax years 2024 through 2026. The remaining carry-forward tax losses are mainly attributed to PRC entities of the Group, which may be carried forward for up to 10 years.

Movement of Valuation Allowance

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Balance at beginning of the year	$(28,413)	$(54,273)	$(47,507)
Addition in current year	(26,151)	(9,784)	(7,626)
Reversal in current year	291	16,550	1,540
Balance at the end of the year	$(54,273)	$(47,507)	$(53,593)

Full valuation allowance was provided to the deferred tax assets as of December 31, 2024. Valuation allowance was reversed in 2023 in accordance with change in balance of deferred tax assets primarily due to true up in tax loss carry-forward based on annual tax filing result for 2022 and preferential tax rate enjoyed by a subsidiary of the Group from 2023.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

22.
Basic and Diluted Net Loss per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Numerator:
Net loss attributable to Agora, Inc.’s ordinary shareholders - basic and diluted	$(120,380)	$(87,219)	$(42,727)
Denominator:
Denominator for basic and diluted loss per share
Weighted-average ordinary shares outstanding(1)	446,426,914	398,384,385	373,122,317
Basic and diluted loss per share	$(0.27)	$(0.22)	$(0.11)

(1)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, a weighted average of 4,584,794 shares and 6,209,645 shares related to these options, for which the exercise price is close to zero dollars per share, are included in the denominator for the computation of basic loss per share for the years ended December 31, 2023 and 2024, respectively.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented as their effects would have been anti-dilutive:

	Year Ended December 31,
	2022	2023	2024
Share options - weighted average	27,465,692	25,288,633	12,720,197
Restricted share - weighted average	369,050	—	—
Restricted share units - weighted average	942,501	1,356,455	5,317,082
VPP shares - weighted average	343,984	426,296	—

23.
Commitments and Contingencies
(a)
Contractual Purchase Commitments

The Group has entered into non-cancellable agreements related to the purchase of network equipment and construction related cost from third party vendors. As of December 31, 2024, contractual purchase commitments with respect to these servers consist of the following:

Contractual Purchase Commitments
(in US$ thousands)
2024	$75,361

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

(b)
Contingencies

On February 9, 2024, the trustee of the bankruptcy estate of an individual (the “Debtor”) commenced an adversary proceeding against Agora Lab, Inc. in the United States Bankruptcy Court for the District of Connecticut. In the adversary proceeding, the trustee alleges that certain transfers of $3.6 million made by entities affiliated with the Debtor to Agora Lab, Inc. can be clawed back into the Debtor's bankruptcy estate. Agora Lab, Inc. was sent to a mediation process, along with numerous other similar situated parties who are defending similar claims brought by the trustee.

In October 2024, Agora Lab, Inc. together with other defendants filed a motion to dismiss the adversary proceeding. In March 2025, the bankruptcy court denied the joint defense group’s motion to dismiss, setting the stage for the joint defense group to file an interlocutory appeal challenging the decision.

Based on the information available prior to issuance of the financial statements, the likelihood of an unfavorable outcome is neither probable nor remote, and the Group is also unable to reasonably estimate the amount or the range of any liability in the event of an unfavorable outcome.

24.
Related Party Transactions

For the years ended December 31, 2022, 2023 and 2024, the significant related party transactions and balances were as follows:

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Rental fee charged by a related party	$207	$198	$196

The rental fee charged by a related party represented the costs charged from a company under common control of a principal shareholder for a renewable operating lease for an office facility used by the Group. The Company has recorded nil ROU assets and lease liabilities as of December 31, 2024 associated with this lease (see Note 8 for additional information on leases).

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

As of December 31, 2024, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to US$182.0 million.

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

Condensed Financial Information of the Parent Company

Condensed Balance Sheets

	As of December 31,
	2023	2024
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	$5,341	$7,075
Short-term bank deposits	51,924	20,000
Short-term financial products issued by banks	84,500	50,679
Short-term investments	7,983	2,787
Amounts due from subsidiaries	634,051	627,228
Prepayments and other current assets	2,905	2,737
Total current assets	786,704	710,506
Non-current assets:
Long-term bank deposits	—	15,000
Long-term financial products issued by banks	20,000	61,400
Other non-current assets	907	1,233
Investments in subsidiaries and VIEs	(93,103)	(106,005)
Total non-current assets	(72,196)	(28,372)
Total assets	$714,508	$682,134
Liabilities
Current liabilities:
Amounts due to subsidiaries	109,078	108,916
Accrued expenses and other current liabilities	681	557
Total liabilities	$109,759	$109,473
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 391,324,217 shares issued and 292,628,765 shares outstanding as of December 31, 2023; 820,000,000 shares authorized, 392,376,217 shares issued and 297,156,593 shares outstanding as of December 31, 2024)	39	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31, 2023 and 2024)	8	8
Additional paid-in-capital	1,138,346	1,144,238
Treasury shares at cost	(79,716)	(72,739)
Accumulated other comprehensive loss	(10,027)	(12,257)
Accumulated deficit	(443,901)	(486,628)
Total shareholders’ equity	$604,749	$572,661
Total liabilities and shareholders’ equity	$714,508	$682,134

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$ thousands except share data, unless otherwise stated)

Condensed Statements of Comprehensive Loss

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Operating expenses:
Sales and marketing expenses	$(17)	$(178)	$—
General and administrative expenses	(2,742)	(477)	(901)
Total operating expenses	(2,759)	(655)	(901)
Other operating income	(150)	—	—
Losses from subsidiaries and VIEs	(114,872)	(88,197)	(46,558)
Exchange loss	(4,372)	(1,184)	(291)
Interest income	2,344	8,125	8,366
Investment loss	(571)	(6,950)	(4,136)
Other income	—	1,649	793
Loss before income taxes	(120,380)	(87,212)	(42,727)
Income taxes	—	(7)	—
Net loss attributable to Agora, Inc.’s ordinary shareholders	$(120,380)	$(87,219)	$(42,727)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2022	2023	2024
	(in US$ thousands)
Net cash generated from operating activities	$414	$4,874	$8,312
Net cash (used in) provided by investing activities	(81,866)	36,017	3,576
Net cash used in financing activities	(39,039)	(63,277)	(10,204)
Net (decrease) increase in cash and cash equivalents	(120,491)	(22,386)	1,684
Cash, cash equivalents and restricted cash, beginning of year	148,268	27,777	5,391
Cash, cash equivalents and restricted cash, end of year	$27,777	$5,391	$7,075