Form 20-F
period 2025-12-31
Agora, Inc.
filed 2026-04-15
CIK 1802883

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Jingbo Wang, Chief Financial Officer

Telephone: +86-400-632-6626

Email: investor@agora.io

Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road

Yangpu District, Shanghai, 200433

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

Title of Each Class	Number of Shares Outstanding
Class A ordinary shares, par value US$0.0001 each	273,084,833 were outstanding as of December 31, 2025
Class B ordinary shares, par value US$0.0001 each	76,179,938 were outstanding as of December 31, 2025

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

•
“US$,” “U.S. dollars,” or “dollars” refer to the legal currency of the United States; and

•
“We,” “us,” “our company,” and “our” refer to Agora, Inc., a Cayman Islands exempted company, and its subsidiaries. When describing our historical operations and consolidated financial information, these terms also included any former variable interest entity, or Former VIE, and its subsidiaries in China, in which we did not hold equity interests but whose financial results were consolidated solely based on contractual arrangements in accordance with U.S. GAAP. In this annual report:

o
“Former VIE” refers to Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan, our sole Former VIE in 2024. We terminated our former contractual arrangements with Zhaoyan in January 2025. As of the date of this annual report, we no longer maintain any VIE structure; and

o
“Former VIEs,” where referring to certain historical financial data, includes Beijing Zhonghuan Chuanyin Technology Co., Ltd., which was one of our Former VIEs before its sale in February 2023.

The functional currency of our subsidiaries in China is the Renminbi (“RMB”), and the functional currency of our other subsidiaries is the U.S. dollar. This annual report contains translations between RMB and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

•
our ability to drive popularity and usage of existing use cases and enable new ones, particularly centered on real-time video engagement;

•
our ability to continue to introduce new products, features and functionalities;

•
our ability to continue to enhance the quality of the end-user experience and drive demand for RTE through our research and development efforts;

•
our ability to maintain and enhance our brand;

•
the growth of the RTE-PaaS market;

•
the effect of broader technological and market trends on our business and prospects;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Historical VIE Structure

Agora, Inc. is the Cayman Islands holding company of two independent divisions operating under the Agora and Shenagwang brands. Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS) that operates in the United States, as well as other international markets outside the United States and China. Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market. Agora, Inc. does not conduct operations by itself.

We conduct our operations primarily (i) through our subsidiaries in the United States, Singapore and other jurisdictions for our global business; and (ii) for our business in China, through our PRC subsidiaries. Therefore, investors are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by Agora, Inc.’s subsidiaries. The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries:

Before its termination in January 2025, the Former VIE structure was used to provide foreign investors with economic exposure to China-based businesses in sectors where direct foreign investment was restricted under PRC law. In January 2025, we terminated the foregoing contractual arrangements with the Former VIE and began to conduct our business in China through our PRC subsidiaries, such as Shanghai Shengwang which holds all the permits, licenses and assets necessary to provide our services, and contracts mainly with our customers, vendors and partners. We believe the termination of the Former VIE structure did not have any material impact on our China operations. See “Item 4 Information on The Company—A. History and Development of the Company” for further details of our historical VIE structure and the description of the relevant contractual agreements.

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

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB- registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities in the U.S. on a national securities exchange or in the over-the-counter market would be prohibited.

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

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

We face various legal and operational risks and uncertainties as a company operating in various jurisdictions. We are subject to various risks both in our home markets, the United States and China, and in international markets outside our home markets. See “—Risks Related to Our Business and Industry—We are subject to a variety of uncertainties, costs and risks associated with our business operation in global markets outside the United States and China” and “—Risks Related to Our Business and Industry—Our business is subject to a variety of laws and regulations in the jurisdictions where we operate, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition” as well as the risks included elsewhere in this annual report.

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

Risks Related to Our Business and Industry

•
We operate in a rapidly evolving market. If we cannot adapt and respond effectively to the evolving demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses. For details, please see page 10.

•
Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of our products. For details, please see page 10 and 11.

•
The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, please see page 11.

•
If our products do not achieve sufficient market acceptance, our financial results and competitive position will suffer. For details, please see pages 11.

•
We may not successfully achieve expected growth. For details, please see page 11 and 12.

•
Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment. For details, please see page 12.

•
Our operating results may fluctuate from time to time. For details, please see page 12.

•
We receive a portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business. For details, please see pages 12.

•
We may have insufficient transmission bandwidth and co-location space, which could result in disruptions to our product and loss of revenues. For details, please see pages 12 and 13.

•
We are subject to a variety of uncertainties, costs and risks associated with our business operation in global markets outside the United States and China. For details, please see pages 13 and 14.

•
If we are unable to maintain and enhance our brand and increase market awareness of our company and products, our business, operating results and financial condition may be adversely affected. For details, please see pages 14.

Risks Related to Our Corporate Structure

•
Our former contractual arrangements in relation to the Former VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the Former VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. For details, please see page 25.

Risks Related to Doing Business in China

•
Changes in the political and economic policies of the PRC government could adversely affect our business, results of operations and financial condition. The laws and regulations in China may be revised or updated from time to time, which could result in a material adverse change in our operations and the value of our ADSs. For details, please see page 26.

•
Changes to laws and regulations in the PRC could adversely affect our business, results of operations and financial condition and our investors could be affected as a result. For details, please see page 26.

•
We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. For details, please see page 26.

•
We may be required to obtain and maintain permits and licenses to operate our business in China. For details, please see page 26 and 27.

•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, please see page 27.

•
Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. For details, please see page 27 and 28.

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits. For details, please see page 28.

Risks Related to the ADSs

•
The trading price of our ADSs has been and is likely continue to be volatile, which could result in substantial losses to investors holders of our ADSs. For details, please see page 31 and 32.

•
Techniques employed by short sellers may drive down the market price of our ADSs. For details, please see page 32.

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, please see page 32 and 33.

•
We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies. For details, please see page 33.

•
We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline. For details, please see page 33.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, please see page 33.

•
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs. For details, please see page 34.

Risks Related to Our Business and Industry

We operate in a rapidly evolving market. If we cannot adapt and respond effectively to the evolving demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses.

The RTE-PaaS market in which we operate is rapidly evolving, particularly with the emergence of conversational AI. This market for RTE-PaaS is subject to rapid technological changes, evolving industry standards, regulations and customer needs, requirements and preferences. For example, the rapid evolution of conversational AI could significantly impact the RTE-PaaS market. Although the proliferation of conversational AI use cases, such as AI companions and tutors, expands the demand for real-time engagement, it also creates new challenges in latency and interruption handling that could render our existing technologies obsolete if we fail to adapt. The success of our business will depend, in part, on our ability to adapt and respond to these changes on an effective and timely basis. If we fail to develop new products that satisfy customers and end users and provide enhancements and new features for existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. In addition, if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our products need to be compatible with a variety of network, hardware, mobile and software platforms and technologies, and thus we need to continuously modify and enhance our products to adapt to changes and innovation in these technologies. If customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, operating results and financial condition. Any failure to operate effectively with evolving or new platforms and technologies could reduce the demand for our other products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, operation results and financial condition could be adversely affected.

Prospective customers may be reluctant or unwilling to use our products for a number of reasons, including concerns about costs,

uncertainty regarding the reliability and security of cloud-based offerings, lack of awareness of the benefits of our products, or that they have invested substantial personnel and financial resources in developing internal solutions. Our ability to expand sales depends on several factors that are out of our control, including but not limited to market awareness and acceptance, competition, end-user demand for applications with RTE features launched by our customers, technological challenges and developments. If the RTE-PaaS market or demand for our products does not grow or even decreases, our business, results of operations and financial condition would be adversely affected.

Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of our products.

To successfully grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products, such as developer conferences and events. In 2023, 2024 and 2025, our sales and marketing expenses were US$34.0 million, US$27.2 million and US$26.4 million, respectively. If the costs of the marketing channels we use increase dramatically, we may choose to use alternative and less expensive channels, which may not be as effective as current ones. Alternatively, we may adopt or expand usage of more expensive channels, which could adversely affect our margins, profitability and financial condition. We invest in marketing before being able to assess whether they improve brand awareness, customer acquisition or increase revenues in a cost-effective manner or at all. If our marketing programs are ineffective or inefficient, our business, operating results and growth prospects would be adversely affected.

Our success also depends on retaining customers and increasing their usage of our products over time. We generate revenues from customers’ usage of our products integrated into their applications. Increasing usage of our products over time will require customers to develop new use cases and those use cases to mature. The majority of our customers do not have long-term contractual commitments to us and may reduce or terminate their use of our products at any time without penalty or termination charges. End users’ demand for our customers’ applications that integrate our products are driven by many factors out of our or our customers’ control, making customers’ usage of our products difficult to predict. Furthermore, if a significant number of customers reduce or cease their usage of our products, we may incur greater sales and marketing expenses than expected to maintain or increase revenues from other customers, which may impact our profitability. If usage levels fail to meet our expectations, our business, operating results and growth prospects would be adversely affected.

The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The global market for RTE-PaaS is rapidly evolving. Currently, our competitors mainly include (i) pure-play RTE- PaaS providers, (ii) cloud communication platforms, and (iii) public cloud providers. While pure-play providers, such as us, focus on technical optimization and flexibility, cloud communications platforms and public cloud providers may leverage their broader product offerings, established customer bases and infrastructure capabilities to expand their presence in the RTE-PaaS market. In particular, there is a trend for certain cloud communications platforms and public cloud service providers to integrate RTE-PaaS functionalities into their broader service offerings. These providers may bundle RTE-PaaS services with other cloud or communication products, offer more competitive pricing or provide integrated solutions across multiple services, which may make their offerings more attractive to customers. As a result, they may be able to capture additional market share and increase competitive pressure on pure-play RTE-PaaS providers. We also compete with in-house solutions developed by our customers or third parties. To succeed, we must continue to demonstrate the performance, reliability and cost-effectiveness of our products.

In addition, certain of our competitors have greater financial resources, brand recognition and customer reach than we do, and may be able to respond more effectively to changes in technology and customer demand. If we are unable to compete effectively against such competitors, or if we fail to differentiate our products and services, our market share, pricing and profitability may be adversely affected.

If our products do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

To meet our customers’ rapidly evolving demands, we invest substantial resources in research and development to incorporate additional functionalities, improve our technology capabilities and expand the use cases that our products empower. In 2023, 2024 and 2025, our research and development expenses were US$77.7 million, US$80.3 million and US$55.5 million, respectively. If we are unable to develop products internally due to inadequate research and development resources, we may not be able to address our customers’ needs in a timely manner, or at all. In addition, if we seek to enhance our research and development capabilities or the breadth of our products through acquisitions, such acquisitions could be expensive and we may not successfully integrate acquired technologies or businesses into our business. When we develop or acquire new or enhanced products, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, new or enhanced products we develop, acquire or introduce need to achieve high market acceptance to justify the upfront investment.

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

•
developments in the legal or regulatory landscape that could adversely affect our products, such as increased legal or regulatory scrutiny;

•
emergence of competitors whose products and technologies achieve earlier or wider market acceptance than us;

•
delays in releasing enhancements to our platform to the market, or failure to achieve adequate market acceptance for our products and its enhancements; and

•
introduction or anticipated introduction of competing products by our competitors.

It is important that we maintain and increase the acceptance of our products among developers. We rely on developers to choose our products over other options they may have, and to continue to use and promote our products as they move between companies. These developers often make design decisions and influence the product and vendor processes within our customers. If we fail to gain or maintain their acceptance of our products, our business would be harmed.

We may not successfully achieve expected growth.

Our future success largely depends on our ability to develop and expand our RTE-PaaS business. In 2023, 2024 and 2025, we recorded total revenues of US$141.5 million, US$133.3 million and US$141.1 million, respectively. Despite we have recorded revenues growth in recent periods, we cannot assure you that we will achieve similar growth rates for our RTE-PaaS business in the future. Our ability to forecast our future operating results is limited and subject to a number of uncertainties. In particular, we cannot accurately predict customers’ usage of our products given the diversity of our customer base and the end users across industries, geographies, use cases and other factors. In the future, our profitability may be lower than it would be if our strategy were to maximize short-term profitability and we may operate at a loss. We intend to continue to invest significantly in sales and marketing efforts and in growing our products and expanding our research and development and portfolio of products, which may not ultimately grow our business or cause long-term profitability.

Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2013 and our limited operating history makes it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties as a rapidly growing company in a constantly evolving industry. If we do not address these risks successfully, our business may be harmed.

We recorded net losses from 2019 to 2023, and our revenue increased continuously from 2018 to 2021, followed by an overall decreasing trend from 2021 to 2023, primarily attributable to (i) the COVID-19 pandemic, which drove increased demand for real-time engagement use cases such as remote work, online education and virtual social interactions, followed by a decline in certain use cases after the easing of the pandemic, and (ii) regulatory measures introduced by the PRC government in 2021 to reduce the academic burden on students in K-12 education, which led to a decrease in demand from the K-12 online education sector. In 2023, 2024 and 2025, we recorded loss from operations of US$87.3 million, US$53.3 million and US$9.4 million, respectively, and net loss of US$87.2 million and US$42.7 million in 2023 and 2024, respectively. We will need to generate and sustain increased revenue levels and manage costs in future periods in order to remain profitable. We intend to continue to expend significant funds to support further growth and further develop our products, including expanding research and development workforce to develop our conversational AI products and solutions and enhance the quality of experience of our core video and audio engagement products, growing our developer community and enhancing our developer experience and increasing our marketing activities, and growing our global operations. We will also face increased compliance costs associated with growth, expansion of our customer base and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenues to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, our business may be harmed.

Our operating results may fluctuate from time to time.

Our operating results have fluctuated and will continue to vary in the future as a result of a variety of factors, many of which are out of our control. For example, our revenue model is based in large part on end user adoption and usage of our customers’ applications, which can constrain our ability to forecast revenues. In addition, our financial performance is affected by changes in product mix and business decisions. Variations in the contribution of different products, use cases and customer segments may affect our revenue growth and margins. For example, our revenue decline in 2024 was primarily attributable to our decision to cease the sale of a low-margin product. Our operating results are also impacted by our cost structure and continued investments in research and development and business expansion. A significant portion of our costs is relatively fixed in the short term, and we may not be able to adjust our cost base in a timely manner in response to revenue fluctuations. Our performance may also be affected by macroeconomic, regulatory and industry developments. Historically, factors such as changes in demand following the COVID-19 pandemic and regulatory measures affecting the K-12 education sector in China have impacted our results.

The occurrence of one or more of the foregoing factors may cause our operating results to vary significantly. For example, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on profitability in the short term.

We receive a portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2023, 2024 and 2025, our top ten customers (after aggregating customers with multiple accounts) accounted for approximately 24.1%, 23.1% and 23.7% of our revenues, respectively. Going forward, it is likely that we will continue to be dependent upon a limited number of customers for a portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We may have insufficient transmission bandwidth and co-location space, which could result in disruptions to our product and loss of revenues.

Our operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers and leasing co- location facilities for our servers and equipment. Among them, our major suppliers are primarily providers of bandwidth and co-location services.

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

We are subject to a variety of uncertainties, costs and risks associated with our business operation in global markets outside the United States and China.

In addition to our home markets, the United States and China, we also have operations and employees located in other global markets such as Southeast Asia, India, Japan and Europe. We are continuing to adapt to and develop strategies to address the global markets but there is no guarantee that such efforts will have the desired effect.

Going forward, we expect that our global activities will continue to grow over the foreseeable future, as we continue to pursue opportunities in existing and new markets, which will require significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle, difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

In addition, we will face risks in doing business globally that could adversely affect our business, including:

•
the difficulty of managing and staffing global operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous global locations;

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

•
adverse tax consequences;

•
fluctuations in currency exchange rates, which could increase the price of our products in certain markets, increase the expenses of our global operations and expose us to foreign currency exchange rate risk or the cost and risk of hedging transaction if we choose to enter into such transactions in the future;

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

We may face an adverse impact on our global operations and further harm our business, operating results and financial condition if our efforts to manage any of these risks are not successful. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another. As our global operations continue to evolve, we cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our international business expansion, we cannot assure you that we are or will be in compliance with all local laws.

If we are unable to maintain and enhance our brand and increase market awareness of our company and products, our business, operating results and financial condition may be adversely affected.

We must maintain and enhance the “Agora” and “Shengwang” brand identity and increase market awareness of RTE-PaaS solutions generally and our products particularly to be successful. Our efforts to achieve widespread acceptance of our products, attract and retain customers and increase usage of our products depend on our marketing efforts, RTE-PaaS market thought leadership and ability to successfully differentiate our products from alternatives. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenues. To the extent they do, the resulting revenues still may not be enough to offset the increased expenses we incur.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Historically, we relied on the adoption of our products by developers through our self-service model as well as more targeted sales efforts. Our ability to further increase our customer base and achieve broader market acceptance of our products will significantly depend on our ability to expand our sales and marketing operations. We plan to continue expanding our sales force and network. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, and our business may be harmed if they fail to attract additional customers.

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

We believe that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our new hires may not become productive as quickly as we expect, if at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, new members of our sales force will have relatively little experience working with us, our products, and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in acquiring new customers or expanding usage by existing customers, our business will be harmed.

We provide service or experience level commitments under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts, which could harm our business.

Most of our customer agreements contain service level commitments. In 2020, we launched our first ever experience level agreement to selected customers, which contains our guarantees on certain performance metrics, such as successful log-on rate, jitter rate and latency. If we are unable to meet the stated service level commitments, including failure to meet the uptime and other requirements under our customer agreements, we may be contractually obligated to provide the affected customers with service credits which could significantly affect revenues in the periods in which the uptime or delivery failure occurs and the credits are applied. We could also face customer terminations, which could significantly affect both our current and future revenues. Any service or experience level failures could harm our business.

We have incurred and may continue to incur substantial share-based compensation expenses.

To attract and retain personnel, provide additional incentives to employees and Directors, and promote the success of our business, our board of directors approved and adopted the 2014 Plan, the Global Plan and ESPP on August 8, 2014, June 15, 2020 and June 15, 2020, respectively. For details of the principal terms of and the outstanding options under the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.” In 2023, 2024 and 2025, our share-based compensation expenses amounted to US$24.6 million, US$22.7 million and US$5.6 million, respectively. In the future, if additional share incentives are granted to our employees, directors or consultants, we will incur additional share-based compensation expenses and our results of operations will be further adversely affected.

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

We may be subject to credit risks on our accounts receivable.

Our accounts receivable primarily derive from our sales to customers. As of December 31, 2023, 2024 and 2025, we recorded accounts receivable, net of allowance for current expected credit loss, of US$34.7 million, US$31.0 million and US$24.9 million, respectively. We may not be able to collect all such accounts receivable due to a variety of factors that are beyond our control. For example, if any of our customers experiences financial difficulties in settling the accounts receivable, our corresponding trade receivables recoverability might be adversely affected. We may be subject to credit risks on our accounts and other receivables if the actual recoverability of trade and other receivables is lower than the expected level, which could adversely affect our cash flow and ability to meet our working capital requirements, thereby adversely affecting our business, results of operations and financial condition.

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

In addition, the intensity of legal protection for intellectual property and other proprietary rights varies from country to country. The intellectual property system in China operates under its specific legal framework and practical requirements for registration, maintenance, and enforcement. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently.

Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the jurisdictions where our business operates. To the extent we expand our international activities outside of the United States and China, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

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

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other personnel with experience in our industry in the cities where our headquarters are located. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill important positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, operating results and financial condition. Our research and development team includes outsourced personnel from third-party human resources companies. If any of the outsourced personnel fails to follow the instructions, policies and business guidelines formulated by the human resources companies in accordance with our requirements, our research and development efforts might be adversely affected. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

We may pursue acquisitions or investments, which involve valuation risks, integration risks and the risk that we may not realize the anticipated benefits, synergies, cost savings or efficiencies, and such transactions may adversely affect our business, operating results and financial condition.

We may in the future evaluate and consider strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets. Such transactions involve inherent uncertainties and may result in unforeseen operating difficulties, expenditures and risks. In particular, we may face challenges in integrating the acquired businesses, technologies, products, personnel, operations and brands with our existing business. We may also encounter difficulties in retaining key employees, integrating different product offerings and business models, maintaining customer relationships, and aligning the acquired business with our strategic priorities.

In addition, acquisitions and investments involve valuation risks. The valuations of acquired businesses are typically based on assumptions relating to future revenue growth, profitability, customer retention, market conditions and expected synergies, cost savings or operational efficiencies. These assumptions may prove to be inaccurate, particularly if the acquired business operates in a different segment, serves a different customer base or has more limited synergies with our existing business than initially expected. If the acquired business does not perform as expected, or if market conditions or our business strategy change, we may not be able to realize the anticipated benefits, synergies, cost savings or efficiencies from such acquisition or investment. For example, we acquired Easemob in 2021 to complement our core real-time engagement offerings. While its instant messaging business aligned with our PaaS model, its customer engagement cloud business, had limited synergies with our existing portfolio. We subsequently disposed of such business in early 2023 and recognized a full impairment of goodwill of US$31.9 million in 2023. We may not be able to realize the anticipated benefits, synergies or efficiencies from our acquisitions, and that changes in market conditions, business strategy or integration outcomes may result in impairment losses.

Acquisitions and investments may also divert management attention, disrupt our existing operations, require significant resources and expose us to unknown liabilities. They may result in the use of substantial cash, the incurrence of debt, potentially dilutive issuances of equity securities, goodwill impairment charges or amortization expenses for other intangible assets. Any of the foregoing could adversely affect our business, results of operations and financial condition.

Seasonality may cause fluctuations in our sales and operating results.

We have seen moderate seasonality in some use cases such as social, entertainment and education. We have experienced lower revenues in the first quarter as end users reduce online activities due to the Chinese Spring Festival and have experienced higher revenues in the fourth quarter as it is the peak season for delivery of real-time engagement on-premise solutions. The growth in our business has offset this seasonal trend to some extent, but its impact on revenues may be more pronounced in future periods.

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

Breaches of networks or systems of our suppliers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and leakage and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend on our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers, service providers and business partners. Any data security incidents of our suppliers, including virus or similar breach or disruption of our service providers could result in loss of confidential information, damage to our reputation, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if cybersecurity measures of our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by service providers and business partners, our reputation, business, operating results and financial condition could be adversely affected.

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

Our use of open-source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products incorporate open-source software, and we expect to continue to incorporate open-source software in our products in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot be certain that we have not incorporated open-source software in our products in a manner that is inconsistent with such policies. When we utilize open source software in our products in certain ways, the applicable open source licenses may subject us and our customers to certain requirements, including requirements that we and our customers offer the products that incorporate the open source software for no cost, make available source code for modifications or derivative works that are based on, incorporate or use the open source software, and license such modifications or derivative works under the terms of applicable open source licenses.

In some cases, open-source software is also offered under commercial terms which do not include such requirements and obligations, in exchange for the payment of fees to be negotiated with the author or licensors. If it were determined that we had not complied with the conditions of one or more of these open source licenses, or if we are unable to successfully negotiate an acceptable commercial license, we and our customers could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined or otherwise prohibited from distributing our products that contained the open-source software, and be required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our respective products, and to re-engineer our products or platforms or discontinue offering our products in the event re-engineering cannot be accomplished in a timely manner. Any of the foregoing could require us and our customers to devote additional research and development resources to re-engineer our products or platforms, harm our reputation, or result in customer dissatisfaction, and may adversely affect our business, operating results and financial condition.

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

Our business may be negatively impacted by adverse regulatory or market changes in our customers’ industries. For example, in 2021, the Chinese government enhanced regulatory oversight over after-school tutoring services which negatively affected certain of our customers and investment in the education sector. This regulatory development had a relatively adverse impact on our business, operating results and financial condition, as we used to provide video, voice and streaming services to support interactive online classes.

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

We and our customers that use our products may be subject to privacy, cybersecurity and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. The U.S. federal and various state governments as well as the PRC government and governments in other countries have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals. In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. Also, the U.S. Congress enacted the Export Controls Act of 2018, or ECA, with the principal purpose to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cybersecurity considered critical to U.S. national security. The ECA has broadened the scope of U.S. export controls policy to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by the PRC. The U.S. government may require us to assist in its investigations related to U.S. national security by providing requested information. In the PRC, there are certain laws and regulations specifically regulating the collection, use, sharing, transferring abroad and storage of personal data and other types of data, which are applicable to both us and our customers. These laws and regulations also require network operators, which may include us, to ensure the security and stability of the services provided via network as well as the security of the data processed by us, and to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations.

In addition, many other countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in certain circumstances, IP addresses and other online identifiers.

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

Outside of the EU, we continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more strict laws with more stringent subject matter specific state laws in the United States and with a broader scope in the PRC. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. The CPRA took effect on January 1, 2023 and significantly modify the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Aspects of the CCPA, the CPRA, and their interpretation remain uncertain. The CCPA, CPRA, and similar laws may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with them. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that shares similarities with the CCPA, CPRA and legislation proposed in other states. The CDPA became effective on January 1, 2023 and requires us to incur additional costs and expenses in an effort to comply with it. Broad federal privacy legislation also has been proposed in the United States. Recent and new state and federal legislation relating to privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

On January 2, 2013, the Personal Data Protection Act 2012, or the PDPA, was adopted (as amended from time to time) in Singapore to govern the collection, use and disclosure of personal data. The PDPA requires an organization to honor certain data rights of an individual in Singapore regarding personal data in the possession or under the control of the organization, and imposes additional privacy and security obligations on such organization when collecting, using, or disclosing personal data.

In recent years, the PRC government has increasingly tightened the regulation of privacy, cybersecurity and data protection. The laws, regulations and governmental policies in the PRC for privacy, cybersecurity and data protection are constantly evolving. For example, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Cybersecurity Law in 2016, which took effect in 2017, and had been further amended in 2025. The PRC Cybersecurity Law requires network operators, which may include us, to perform certain obligations related to cybersecurity and personal information protection. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, introduces a data classification and hierarchical protection system and provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the SCPNC adopted the PRC Personal Information Protection

Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law provides the legal conditions that a personal information handler shall meet when processing personal information and the requirements on transparency, data minimization, and security protection. The PRC Personal Information Protection Law also grants a series of rights on personal information protection to individuals and requires personal information handlers to take measures to respond to individuals’ requests for exercising these rights. On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. The regulation specifies several key obligations, under the PRC Cybersecurity Law, the PRC Data Security Law, and the PRC Personal Information Protection Law, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. In addition, these laws and regulations require, among others, that where a data handler intends to transfer the personal information or important data outside of the PRC, certain specified criteria shall be satisfied, such as a completed official security assessment carried out by the PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Cybersecurity and Data Security.” If we are not able to comply with the privacy, cybersecurity and data protection requirements under these PRC laws and regulations in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

Furthermore, on December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective on February 15, 2022. Pursuant to the Revised Review Measures, if a “network platform operator” holding personal information of more than one million users intends to list abroad, it must apply for a cybersecurity review. In addition, relevant PRC regulatory authorities are authorized to initiate cybersecurity review if they determine certain network products, services or data processing activities affect or may affect national security. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Cybersecurity and Data Security.” As of the date of this annual report, we have not received any notice from the CAC of any anticipating formal investigations on cybersecurity review on such basis. If we were subject to a cybersecurity review, we may incur significant costs and face challenges, both in the review process and in making enhancements to our cybersecurity measures that may be required.

We also continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results. Additionally, although we endeavor to have our products comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the PRC, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing PRC, U.S. federal and various state and foreign privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. Because global laws, regulations and industry standards concerning privacy, cybersecurity and data protection have continued to develop and evolve rapidly, it is possible that we or our products may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, operating results and financial condition.

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

Any failure or perceived failure by us to comply with new or existing U.S., PRC, Singapore, EU, UK, or other foreign privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

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

We may also be subject to a number of rules and regulations in China that apply to internet businesses. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses.” As we continue to expand internationally, we may become subject to telecommunications laws and regulations in the foreign countries where we offer our products. Internationally, we currently offer our products in more than 150 countries and regions.

Our global operations are subject to country-specific governmental regulations and related actions that may continue to increase our costs or impact our products or prevent us from offering or providing our products in certain countries. Certain of our products may be used by customers located in countries where voice and other forms of IP communications may be illegal or require special licensing or in countries on a U.S. embargo list. Even where our products are reportedly illegal or become illegal or where users are located in an embargoed country, users in those countries may be able to continue to use our products in those countries notwithstanding the illegality or embargo. We may be subject to penalties or governmental action if end users continue to use our customers’ products in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business and damage our brand and reputation. We may be required to incur additional expenses to meet applicable international regulatory requirements or be required to discontinue those services if required by law or if we cannot or will not meet those requirements.

We may be subject to governmental export controls and economic sanctions regulations that could impair our ability to compete in the international market due to licensing requirements and could subject us to liability if we are not in compliance with applicable laws.

Certain of our products and services may be subject to export control and economic sanctions regulations, including but not limited to the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. In addition, we might become the target of new sanction programs, export or import controls, or other international trade controls in the future due to the rapid development and frequent expansion of such sanctions programs and export or import controls. Exports of our products and the provision of our services must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our products or services, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our products and services in international markets, or, in some cases, prevent the export of our products or provision of our services to certain countries or customers. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with global operations. Any decreased use of our products and services or limitation on our ability to export our products and provide our services could adversely affect our business, operating results and financial condition.

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

Our business activities are subject to the Foreign Corrupt Practices Act of 1977, or the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of the countries in which we operate. These laws generally prohibit companies and their employees and third party business partners, representatives and agents from engaging in corruption and bribery, including offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. We are also subject to the Chinese anti-corruption and anti-unfair competition laws, which strictly prohibits commercial bribery and bribes to government officials. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

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

There can be no assurance that our employees or the employees of our third-party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, financial condition.

The current tensions in international trade and rising political tensions may adversely impact our business, financial condition, and results of operations.

As a company primarily operating in both China and the United States and seeking to expand globally, we may be exposed to risks arising from geopolitical tensions and international trade disputes. These tensions may lead to financial market volatility, currency fluctuations, disruptions in cross-border trade, and increased procurement costs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations. If any new legislation and/or regulations are implemented, or existing trade agreements are renegotiated, such changes could have an adverse effect on the business, financial condition and results of operations of us, our customers and our business partners.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment (“Outbound Investment Rule”), effective on January 2, 2025, which imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital and our stock price may be negatively affected.

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

We maintain standard insurance for our employees, including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing funds as required by the laws and regulations of China and mandatory insurances as required by other jurisdictions in which we operate. We also purchase other supplemental commercial medical insurance and accident insurance for our employees. Our insurance coverage is provided by reputable companies in accordance with commercially reasonable standards. We have limited business interruption insurance, key-person insurance or insurance covering potential liabilities. We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by the laws and regulations of all jurisdictions in which we operate business, and we also are in accordance with the commercial practices in our industry. However, our insurance policies are subject to standard deductibles, exclusions and limitations. There is no assurance that the insurance policies we maintain are sufficient to prevent us from incurring any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies or the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by applicable authorities. With the development of the foreign exchange market and progress towards Renminbi internationalization, we cannot assure you that the exchange rate between the Renminbi and the U.S. dollar will not fluctuate significantly in the future.

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

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes- Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2025 was effective.

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

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operating activities. We may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.

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

We and members of our management may be subject to allegations, lawsuits or legal or administrative proceedings brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Our management may hold positions or directorships in other companies, which may expose them to potential litigation risks. Any such lawsuit, allegation or proceeding, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to- day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits, allegations or proceedings of a similar nature in the future. There can be no assurance that our employment practices will at all times be in full compliance, which may subject us to labor disputes or other legal or administrative proceedings.

Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. In 2023, 2024 and 2025, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay additional compensation or damages, or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, operating results and financial condition.

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

Historically, we entered into a series of contractual arrangements with the Former VIE and its shareholders that gave us the ability to direct the Former VIE’s key activities, receive substantially all of its economic benefits, and (when and to the extent permitted by PRC laws) purchase all or part of its equity interests. Under this structure, the Former VIE held our key operating licenses, provided services to our customers, and entered into contracts with our suppliers in China. To reduce structural complexity and regulatory uncertainty, in January 2025, we terminated these contractual arrangements with the Former VIE and began conducting our business in China through our PRC subsidiaries.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year in which the transactions occurred. We could face material adverse tax consequences if the PRC tax authorities determine that the historical Former VIE contractual arrangements were not entered into on an arm’s-length basis, resulting in an impermissible reduction in taxes under applicable PRC laws, rules, and regulations, and adjust the income of the Former VIE, if any, through a transfer pricing adjustment. Such an adjustment could, among other things, reduce the Former VIE’s expense deductions for PRC tax purposes—thereby increasing its tax liabilities—without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Former VIE for the adjusted but unpaid taxes under applicable regulations. Our financial position could be adversely affected if the Former VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government could adversely affect our business, results of operations and financial condition. The laws and regulations in China may be revised or updated from time to time, which could result in a material adverse change in our operations and the value of our ADSs.

A substantial part of our operations is conducted in the PRC and a significant portion of our revenues is sourced from the PRC. Accordingly, our business, results of operations and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises macroeconomic control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, operating results and financial condition could be materially and adversely affected by government regulation over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented certain measures to control the pace of economic growth. These measures may be conducive to China’s overall economy, but they could have an adverse impact on the industry in which we operate and our subsequent business activities, and cause the value of our securities to significantly decline or become worthless.

Changes to laws and regulations in the PRC could adversely affect our business, results of operations and financial condition and our investors could be affected as a result.

The Chinese government stringently regulates the internet sector, imposing access, investment restrictions, and licensing requirements. Our industry is subject to ongoing regulatory development and supervision under laws and regulations. We must comply with all applicable laws and regulations, including the recently amended Law on Preservation of State Secrets, and meet the compliance requirements set by relevant authorities concerning content management. Regarding the application and interpretation of laws, we must continually monitor regulatory developments and judicial practices, and assess their potential impact on our business accordingly. This makes it challenging to predict how actions or omissions could lead to liabilities within the heavily regulated Chinese internet industry.

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

We may be adversely affected by the complexity and changes in PRC laws and regulations, particularly of internet businesses.

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

Furthermore, the PRC government has also indicated an intent to implement more regulation over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. PRC regulatory authorities published regulations and guidance, such as the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines published by the CSRC on February 17, 2023 and the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises released by the PRC regulatory authorities, to implement more regulation over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. We cannot assure you that we will be able to comply with these laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects, as well as the value of our Shares.

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

According to our verbal consultations with MIIT conducted on January 19, 2022 through official consultation channel, our business activities of provision of real-time engagement platforms may be regarded as domestic multiparty communication services, a kind of value added telecommunications services and thus, we may be required to obtain the a value-added telecommunication business operation license with service scope for provision of domestic multi-party communication services, or the DMPC license. Though Shanghai Shengwang has already obtained the DMPC license with national coverage on August 8, 2024 to minimize the risk arising from the PRC regulator’s different interpretation and enforcement on relevant laws, rules and regulations, it is possible that the businesses described in the Catalog, along with other relevant rules and regulatory requirements for the licenses, may further be interpreted and applied in a manner that is inconsistent with our understanding above, which means that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses under the current Catalog, or under future laws, rules and regulations applicable to our business as promulgated and amended from time to time.

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

There may exist uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China, and we have significant assets located in the PRC. In addition, most of our senior executive officers reside within the PRC for a significant portion of the time and the majority of them are PRC nationals. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, you may face uncertainties with respect to the enforcement of judgments rendered under the laws of the Cayman Islands and the PRC against our assets or the assets of our Directors and officers.

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

Under PRC tax laws and regulations, some of our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Shanghai Shengwang enjoy a reduced enterprise tax rate of 15%, because they are qualified as the “high and new technology enterprises strongly supported by the state,” or HNTEs, under the modified Enterprise Income Tax Law of the PRC, or the EIT Law. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, some of our PRC subsidiaries obtained the certificate of Qualified Software Enterprise and some of our products have obtained software product registration certificates, based on which the relevant PRC subsidiaries enjoy certain preferential enterprise income tax and value-added tax benefits, according to a number of applicable rules in China. In the event the preferential tax treatment for our PRC subsidiaries is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect in accordance with the laws and regulations.

We and our non-PRC subsidiaries may be treated as resident enterprises for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law of the PRC and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, there are certain specific criteria for determining whether the “de facto management body” of a Chinese- controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we or any of our non- PRC subsidiaries were to be considered a PRC resident enterprise, we or the subsidiary would be subject to PRC enterprise income tax at the rate of 25% on our or the subsidiary’s global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law of the PRC. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

It may be difficult for regulators of other jurisdictions to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through

U.S. courts may be limited, because we are incorporated under Cayman Islands Act and conduct a significant portion of our business operations in emerging markets.”

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

Pursuant to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re- characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA promulgated the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Circular 37, which amends certain provisions in Bulletin 7.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may affect us in making loans to our PRC subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

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

The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to, the following:

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

•
fluctuations of exchange rates between RMB and U.S. dollar;

•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•
sales of additional ADSs in the public markets or the perception that such sales may occur; and

•
actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and market price of the ADSs.

The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries, and the geopolitical tension between the U.S. and China have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market, industry and geopolitical fluctuations may adversely affect the market price of our ADSs. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Techniques employed by short sellers may drive down the market price of our ADSs.

Public companies that have significant operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to Shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. We may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs could be greatly reduced or even rendered worthless.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2026, our chief executive officer beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 27.0% of our total outstanding share capital and 86.2% of the aggregate voting power of our total outstanding share capital, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because Mr. Zhao, our chief executive officer and chairman, owns more than 50% of the aggregate voting power of our issued and outstanding share capital. If Mr. Zhao transfers shares to the Management Partnership, we may remain a controlled company even if Mr. Zhao ceases to be our employee, director or shareholder. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See the sections of this annual report captioned “— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.”

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may from time to time provide guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated usage, price and bandwidth cost. If our guidance varies from actual results, the market value of our ADSs could decline significantly.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands Act and conduct a significant portion of our business operations in emerging markets.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act of the Cayman Islands (as Revised), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands laws to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or obtain copies of the list of shareholders of these companies. Under Cayman Islands laws, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals outside of United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. See “—Risks Related to Doing Business in China—It may be difficult for regulators of other jurisdictions to conduct investigations or collect evidence within China,” and “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands Act and conduct a significant portion of our business operations in emerging markets” for risks associated with investing in us as a Cayman Islands company. Furthermore, the laws of the Cayman Islands and of jurisdictions outside of United States may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a pre- dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

We believe we likely were a passive foreign investment company, or PFIC, for 2025, and there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, in which case U.S. investors owning the ADSs or Class A ordinary shares will generally be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non- passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the Former VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. In January 2025, we terminated all contractual arrangements with our Former VIE.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2025 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term and long-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2025 taxable year, we believe we likely were a PFIC for our 2025 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase.

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

Agora, Inc. is the holding company of two independent divisions operating under the Agora and Shengwang brands. Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement PaaS, providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat and interactive streaming into their applications. Headquartered in Shanghai, China, Shengwang is a pioneer and leading

Real-Time Engagement PaaS provider in the China market.

As of the date of this annual report, our principal subsidiaries include the following entities:

•
Agora Lab, Inc., or Agora Lab, a California corporation and our wholly-owned subsidiary, which provides services under our Agora business.

•
Agora.IO Singapore PTE. Ltd., or Agora Singapore, a private company limited by shares incorporated in Singapore and our wholly-owned subsidiary, which provides services under our Agora business.

•
Agora (Shanghai) Technology Co., Ltd., or Agora Shanghai, a PRC limited liability company and a wholly-owned subsidiary of Agora Singapore, which provides research and development under our Agora business.

•
ShengWang HongKong Limited, or ShengWang HK (previously known as Agora IO Hongkong Limited), a private company limited by shares incorporated in Hong Kong and our wholly-owned subsidiary, which provides services under our Shengwang business.

•
Shanghai Shengwang Technology Co., Ltd., or Shanghai Shengwang (previously known as Shanghai Jiyin Network Technology Co., Ltd.), a PRC limited liability company and a wholly-owned subsidiary of ShengWang HK, which provides services under our Shengwang business.

•
Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd., a PRC limited liability company in which we indirectly holds 46.39% equity ownership and 100% economic interest. This entity is established to manage the construction project of our company’s headquarter in Shanghai on the premises whose land use rights was acquired in June 2022.

Historically, we, through Shanghai Dayin Network Technology Co., Ltd., or Shanghai Dayin, had entered into certain contractual arrangements with Zhaoyan and Zhaoyan’s shareholders. As a result of our contractual arrangements with Zhaoyan and Zhaoyan’s shareholders, we were the primary beneficiary of Zhaoyan, and, therefore, had consolidated the financial results of Zhaoyan in our consolidated financial statements in accordance with U.S. GAAP. Zhaoyan provided services under our Shengwang business. See the section of this annual report captioned “—C. Organizational Structure.”

Following the termination of the Former VIE structure in January 2025, these contractual arrangements are no longer in place.

Share Repurchase

In February 2022, our board of directors authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months. In each of February 2023, 2024, 2025 and 2026, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

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

Potential CSRC Approval Required for the Listing of our ADSs

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Record- Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Filing Measures, or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023.

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

On February 24, 2023, the CSRC, the MOF, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (“Confidentiality and Archives Provisions”), which took effect on March 31, 2023, regulating the secrets protection and archives administration behaviors relevant to the overseas listing.

According to above, we need to file required documents with the CSRC regarding our future securities offerings and may be subject to additional compliance requirements.

We are subject to a variety of laws and regulations in our home markets, the United States and China. See “B. Business Overview— Regulations.”

B.
Business Overview

The use of online real-time video or voice engagement has become increasingly prevalent. Traditionally, such engagement happens as a standalone experience in dedicated video conferencing applications. Increasingly, however, users seek contextual real-time video or voice engagement embedded within the application they are already using, rather than switching to a separate application for such functionality. The potential opportunities for such contextual real-time video or voice engagement are extensive.

However, for many software developers, building real-time video and voice engagement functionalities remains complex and cost-prohibitive. Real-time video or voice engagement requires reliable multi-way transmission of large amounts of data between users at millisecond latency. The public internet, however, is an open and best-effort network with no assurance of service quality. Network conditions vary across time of day, geographies and network operators, often causing significant data packet loss and high latency. Furthermore, hardware and software proliferation and fragmentation have exacerbated the challenges developers face in providing broadly compatible solutions. Recently, the emergence of AI agents has introduced brand new challenges such as emotion detection, turn-taking, and background noise handling, which need to be addressed to build truly human-like conversational AI agents.

Our Company was founded to solve these problems. We want to empower every developer, whether working as a solo entrepreneur or as part of a larger organization, to leverage reliable, low-latency, customizable real-time engagement service to create innovative products, elevate end user experience and differentiate themselves from their competitors, without the burden of developing the technology or building the underlying infrastructure themselves.

Since the establishment of our Agora business in Santa Clara, California and our Shengwang business in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community with more than one million accumulated registered applications as of December 31, 2025. These applications power more than 200 use cases in a wide range of industries, including social and entertainment, education, live shopping, IoT, enterprise collaboration, financial services and healthcare.

Advancements in large language models have expanded our addressable market. Beyond enabling real-time engagement among human users, our products enable voice-based real-time interaction between users and AI agents. In March 2025, we launched our conversational AI engine, empowering developers to build voice AI agents that converse with humans naturally. Our conversational AI engine has been adopted in various scenarios, including customer service, online learning and tutoring, and smart devices such as companionship toys. With the performance of large language models and our conversational AI capabilities continuing to improve, we expect their adoption across use cases to ramp up. We believe we are well-positioned to capture the enormous market opportunities from conversational AI with our advanced audio and video processing technology, global real-time network infrastructure, strong brand names among developers, and dedication to innovation.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. We define active customers as customers from whom we generate more than US$100 of revenue during the preceding 12 months. The active customers of Agora were 1,683, 1,723 and 2,085 as of December 31, 2023, 2024 and 2025, respectively. The active customers of Shengwang were 1,835, 1,979 and 1,876 as of December 31, 2023, 2024 and 2025, respectively, excluding customers of Easemob business. As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Dollar-Based Net Retention Rate. The Dollar-Based Net Retention Rate of Agora was 93%, 95% and 109% for 2023, 2024 and 2025, respectively. The Dollar-Based Net Retention Rate of Shengwang was 82%, 79% and 89% for 2023, 2024 and 2025, respectively, excluding the revenues from certain end-of-sale products and Easemob’s CEC business.

Our total revenues decreased by 5.9% from US$141.5 million in 2023 to US$133.3 million in 2024, and grew by 5.9% to US$141.1 million in 2025. We recorded net loss of US$87.2 million and US$42.7 million in 2023 and 2024, respectively, and net income of US$9.5 million in 2025.

Our RTE-PaaS Platform

Our RTE-PaaS platform enables real-time engagement for millions of concurrent end users worldwide. The key components of our platform are our SDK and SD-RTN, which together form the technological foundation of our real-time engagement offerings, such as video calling, voice calling, live streaming, chat, signaling, conversational AI engine, and convo AI device kit. Developers can assess these products through simple and highly programmable APIs.

The following diagram is a simplified illustration of our RTE-PaaS platform.

Our SDK contains all the software modules required for developers to embed real-time engagement capabilities—such as video and audio capturing, rendering, pre- and postprocessing, encoding and decoding, packet loss compensation, as well as first- and last-mile transmission—into their applications. Built on an open and modular architecture, our SDK decomposes the entire media processing pipeline into dozens of loosely coupled components with standardized interfaces for each module. This design enables developers to exercise granular control over the media pipeline to create the optimal experiences for their specific use case. Our SDK has comprehensive features and is easy to integrate into applications across development frameworks. Our SDK is customizable based on the functionality needs of developers and runs on end users’ devices as part of the developer’s application. We utilize adaptive AI in various modules of our SDK to deliver an optimized end user experience while maintaining balanced power consumption for device processing.

The SD-RTN is our proprietary virtual network overlay on top of the public internet that handles real-time data transmission between end-user devices when using our SDK. The SD-RTN continually measures the transmission performance between each data center. By operating and controlling every data center within the SD-RTN, we are able to apply sophisticated algorithms to plan traffic and dynamically optimize routing paths based on local transmission conditions. Such holistic routing optimization is not directly available on the public internet, as it is decentralized and managed by disparate network operators. As a result, the SD-RTN achieves superior performance compared to the public internet in terms of latency and packet loss, enhancing end user experience.

Our Products

For both real-time engagement services and real-time engagement on-premise solutions, we provide products including primarily (i) core products, which provide foundational capabilities such as video calling and conversational AI, and (ii) extensions, which complement core products to enable developers to launch specific use cases with enhanced end user experiences.

Core Products

•
Video calling. Our video calling product enables real-time video interactions at up to 4K resolution among multiple end users. Our video calling product offers features such as adaptive compression according to network conditions, perceptual video coding and resolution enhancement.

•
Voice calling. Our voice calling product enables real-time voice interactions among multiple end users. Our voice calling product offers features such as active speaker detection, audio mixing, noise suppression, acoustic echo cancellation, gain control and special effects.

•
Live streaming. Our interactive live streaming product enables video and voice interactions that are synchronously streamed to up to millions of end users. Its ultra-low latency makes it particularly suitable for audience-host interactions. Our broadcast streaming product is a lower cost and higher latency alternative to our interactive live streaming product and is suitable for use cases where latency requirement is less stringent.

•
Chat. Our chat product enables real-time instant messaging, both as a stand-alone instant messaging service and as an add-on functionality of other real-time engagement sessions, such as live streaming where end users could send comments on screen. Our chat product provides comprehensive features such as rich-media messages, message translation, user presence and typing indicator, chat history export, and much more.

•
Signaling. Our signaling product provides a highly reliable and low latency service capable of delivering signals and commands to up to millions of concurrent recipients. For example, our signaling product enables call invitations, bi-directional monitoring and messaging control between apps and devices such as smart watches, home security cameras and other IoT devices.

•
Conversational AI engine. Our conversational AI engine product empowers developers to create interactive voice experiences with the flexibility to use any large language model (“LLM”), whether custom-built or from leading LLM providers, and any speech-to-text (“STT”) component or text-to-speech (“TTS”) voice solution for their AI applications. The engine is designed to optimize real-time conversation flow and enable faster, low-latency responses and can intelligently pause for interruptions in real-time in order to create more natural, responsive, and reliable voice AI agents.

•
Conversational AI device kit. Our convo AI device kit is a hardware solution designed to empower developers and manufacturers to build conversational AI into smart devices, such as educational devices, smart home devices and AI-powered wearables. The kit includes CPU, storage module, and 4G or WiFi connectivity and allows customers to easily define and store settings to tailor the device to their specific use cases.

Extensions

•
Media services. Our media services product provides customers with the tools to import and export media content directly into and from their live channels. For example, the recording function enables customers to save video and voice interactions, either on our cloud infrastructure or on servers designated by them, primarily for regulatory compliance, record keeping and customer service quality evaluation purposes.

•
Interactive whiteboard. Our interactive whiteboard product enables developers to build online whiteboard where end users can present ideas, share multi-media content and collaborate on projects from multiple devices simultaneously. Our interactive whiteboard product provides an abundance of features, such as multi-window, file conversion and screenshots.

•
Analytics. Our analytics product provides customers with tools to track video and voice quality, performance and usage. It provides full-cycle monitoring dashboard to developers so that they can quickly see trends, monitor potential issues and solve problems accordingly in real-time, thereby providing operational transparency and efficiency and enhancing end user experience.

•
Real-time speech-to-text. Our real-time speech-to-text product provides cloud-based transcription that converts audio to text for active or selected hosts in real-time, supporting accurate separate transcription even with up to three simultaneous speakers. Text can then be distributed as live captions to all participants in the channel. It supports all major languages and dialects, and each channel can support transcription for up to two languages simultaneously.

•
Real-time translation. Our real-time translation product provides cloud-based translation solutions that break down language barriers among participants of a real-time engagement session. It provides speech translation of up to four source languages into 10 target languages with support for more than 30 languages.

Conversational AI

Conversational AI Engine

Advancements in large language models have expanded our addressable market. Beyond enabling real-time engagement between human users, our products enable voice-based real-time engagement between users and AI agents. In March 2025, we launched our conversational AI engine, empowering developers to build voice AI agents that converse with humans naturally. Our conversational AI engine has powered applications in various use cases, including primarily customer service, online learning and tutoring, and smart devices.

The following diagram illustrates a simplified structure and key functionalities of our conversational AI engine.

Chained Model
User Voice
STT
Text
Any LLM
Text
Any TTS
SD-RTN
Latency Optimization
Turn Taking and Interruption Handling
Attention Locking
Noise Suppression and Acoustic Echo Cancellation
Vision Understanding
Interactive Avatars
SIP / PSTN Support
User
SD-RTN
Agent Voice
Functionality provided by us
Functionality provided by customer/3rd party

At the center of the solution is a chained model including three key modules, namely STT, LLM and TTS. Customers can choose our proprietary STT, which is optimized for latency and accuracy in real-time understanding and transcription in Chinese and English, or one of the third-party STT modules that we support, which might be more suitable for their specific use cases or languages. We do not provide proprietary LLM or TTS modules and give customers flexibility to use any LLM or TTS, whether self-built, open-source or from third-party providers.

The chained model alone does not guarantee a natural, smooth and human-like conversational experience with AI. To tackle this challenge and enhance the overall performance, our conversational AI engine product provides critical capabilities such as latency optimization, turn taking and interruption handling, attention locking, noise suppression and acoustic echo cancellation, vision understanding, interactive avatars and SIP/PSTN support.

Conversational AI Evaluation & Orchestration Tool

With a fast-growing number of available STT, LLM and TTS modules to choose from, it has become more time-consuming and onerous for developers to find a satisfying combination through trial-and-error. To empower developers with data-driven insights for optimal model selection, we launched our conversational AI evaluation & orchestration tools that allows developers to evaluate, mix and match, and optimize both our proprietary and third-party modules. We do not charge our customers for using such tool.

Our conversational AI evaluation & orchestration tools primarily feature a dashboard and an arena. The dashboard provides hourly-updated performance leaderboards based on actual performance measured at various locations covering 10 countries in six continents. It highlights recommended model combinations for overall performance, latency or cost, and ranks the top 10 model combinations by total latency. Top-performing modules on an individual basis are also shown in the dashboard. The arena acts as a testing battlefield where developers can choose modules from various vendors to compare their actual performance during previous seven or 30 days, such as at latency, costs, and word error rates. Particularly for TTS modules, developers can listen and compare the audio output from different vendors based on any customary text, providing a more contextual comparison for their specific use case.

Our conversational AI evaluation & orchestration tools enable developers to transform module selection from guesswork into a precise, data-driven decision-making process. By offering transparent, comparable performance data, especially on critical latency metrics that directly impact conversational fluency, it saves developers immense time and effort in integration and testing. Its broad geographical coverage also makes it possible for developers to choose the best combination based on location of each end user to ensure consistent performance across the globe.

Technology and Infrastructure

We built our cloud-native platform to enable worldwide, real-time video and voice engagement and messaging for up to millions of concurrent users. As illustrated by the following diagram, the key components of our platform are our SDK and the SD-RTN.

SDK

Our SDK contains all the front-end software modules a developer needs to embed real-time engagement capabilities into an application. With open and modular architecture, our SDK breaks down the entire end-to-end media processing pipeline into dozens of loosely coupled components with standardized interfaces for each module, so that developers can enjoy much more granular control over the media pipeline to create the optimal experience for their specific use case. Our SDK has comprehensive features and is easy to be integrated into applications across development frameworks with good documentation and simple codes. Our SDK is customizable based on the functionalities needed by the developer and runs on end users’ devices as part of the developer’s application. Specifically, the key functions of these main modules include:

•
Capturing modules and rendering modules. Capturing modules capture audio and video streams and rendering modules combine and synchronize multiple videos or audio streams.

•
Pre-processing and post-processing modules. Pre-processing modules clean up the raw audio and video streams. They reduce background noise, cancel echo, and allow for real-time video enhancement and special effects. Meanwhile, post-processing modules enhance the received streams. They improve resolution, reduce noise, sharpen images, and fix defects like audio jitter or visual artifacts such as color blocks. Video frame interpolation is also performed to smooth the playback.

•
Encoding and decoding modules. Encoding and decoding modules compress and decompress the streams before and after transmission. Our video and audio codes dynamically adapt the size of video and audio streams based on network transmission environment and end user device capabilities. Our proprietary AV1 video codec represents industry-leading compression technology that delivers superior video quality while maintaining low CPU utilization, providing better performance compared to open-source AV1 codec. Our proprietary audio codecs Agora SOLOTM and Agora SilverTM leverage AI to deliver superior voice quality at extremely low bitrates.

•
First-mile and last-mile transmission. First-mile and last-mile transmission modules transmit data between end user devices and an edge node of the SD-RTN. Our transmission modules dynamically select the optimal edge nodes based on changes in the network environment, for example, when the end user device switches from a WiFi to a cellular network connection. Our transmission modules also use adaptive channel coding based on predicted packet-loss rate, as well as other strategies, to compensate for packet loss.

•
Audio and video playback. Playback of audio and video signals refers to the process of outputting the received signals to local devices, such as earpieces or external speakers, according to end users’ specific scenarios. This process ensures smooth playback and allows users to adjust the volume by setting the signal level.

•
3A algorithms. 3A algorithms stand for adaptive noise suppression, acoustic echo cancellation and automatic gain control, three critical algorithms in voice signal processing. For example, our AI-powered noise suppression algorithm can deal with over 100 types of background noises, such as keyboard clicks, fans, construction sounds, traffic noise, birds, vacuums and crying babies, which gives developers the flexibility to deliver the best noise suppression performance for their specific use cases.

We have developed our SDK to be as compact as possible once embedded within an application, to ensure compatibility with major operating systems, development frameworks and programming languages, and a wide variety of phones, PCs and other connected devices, including relatively older and less sophisticated models.

We also utilize adaptive artificial intelligence, or adaptive AI, in various modules of our SDK, such as encoding, transmission, processing and rendering, to deliver an optimized end user experience while maintaining balanced power consumption for device processing. For example, our AI algorithms predict focal points in a video, such as a person speaking compared to a background detail, to encode and render the video using more or less data and predict packet loss rate to dynamically compensate for packet loss.

SD-RTN

SD-RTN is our back-end infrastructure, a virtual network overlay on top of the public internet based on proprietary algorithm that runs on more than 200 data centers worldwide.

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

Our proprietary SD-RTN enables us to deliver content with ultra-low latency and minimized packet loss, which is a key factor in delivering the real-time engagement.

•
Global coverage. Our servers deployed through more than 200 data centers act as access points to our SD-RTN. Each end user of our customers’ applications is allocated a nearby access point for fast access to our network. Each data center also serves as a node that manages the overall traffic flow. The locations of the data centers are chosen to maximize our ability to improve and control routing across the public internet.

•
Superior design and architecture. Our SD-RTN uses full-mesh architecture, which means all nodes are connected with one another for maximum routing options and are each continuously measuring the performance of every possible path through the network in terms of latency, bandwidth and packet loss.

•
Real-time routing optimization. Our SD-RTN maintains a real-time routing map to data transmission, taking into consideration transmission needs from up to several million concurrent end users, as well as available bandwidth at each data center and other potential constraints such as network operator and infrastructure provider restrictions on data flow.

•
Redundant data sending. Beyond smart routing, to reduce data packet loss, our SD-RTN also sends redundant data packets through multiple optimized paths. The data packet that arrives to the destination first is used, while any lost or late data packets are ignored. Partially delivered data packets transmitted through different paths are automatically combined upon arrival.

•
UDP-based. Our SD-RTN is based on the user datagram protocol (UDP) for sending data packets, rather than the transmission control protocol (TCP), because UDP prioritizes lower latency and is more suitable for real-time engagement.

We own and operate a substantial majority of our servers and network equipment that we host at the data centers on which the SD-RTN runs. While we procure and operate our equipment, the premises are maintained by third parties. At each data center in the SD-RTN, the routing and other functions such as recording and data analytics are performed by commodity servers. Because each node and server are independent, self-sufficient and not reliant on other nodes or servers to function, we can quickly expand the SD-RTN’s capacity by adding servers at a local data center, connecting more data centers at the continent level or purchase additional bandwidth to manage customer growth across geographies. If one server goes down, the SD-RTN is able to automatically reroute and re-establish all users in an active session to a different server with little perceptible interruption. In addition, we continuously monitor our systems for any signs of problems, and we strive to take preemptive action when necessary. We have not encountered significant service interruptions since our inception. We maintain a formal and comprehensive security program designed to protect against security threats and data breaches.

Sales and Marketing

As of December 31, 2025, our Agora business had 30 employees in its sales and marketing team and our Shengwang business had 82 employees in its sales and marketing team. When a use case becomes sufficiently well-established, such as our video calling product in the social vertical, we deploy our respective sales teams to identify and actively approach similarly situated companies that could benefit from our products. For promising new use cases, we work with our customers and deploy our own engineers to assist with the integration of our products into their applications. This is a key element of our strategy to enable new use cases and accelerate usage of our platform and we do not usually charge customers for such services. Relying on their deep understanding of our products and solutions, our customers as well as the specific use cases, Agora’s and Shengwang’s sales teams not only respond to customer demand efficiently, but also help us define and build optimized offerings for the market.

Developer Community

We are focused on building developer community and enthusiasm for our products. We empower developers with real-time engagement capabilities to create innovative products, elevate end user experience and differentiate themselves from their competition. The developers range from solo entrepreneur to groups within a large organization and come from a wide spectrum of verticals, including social and entertainment, education, live shopping, IoT, enterprise collaboration, financial services, and healthcare. These developers span across more than 150 countries and regions and have built more than 200 use cases incorporating our real-time engagement technologies.

We reach developers through brand marketing, developer portals such as GitHub and developer conferences and events including our own RTC conference in China, one of the largest conferences in the world for real-time engagement technology, and the All-Things-RTC conference in the United States. Once developers engage with our offerings, we provide them with a low-friction trial experience consisting of 10,000 free minutes per month per account. Developers whose needs grow beyond the free minutes pay based on usage. Our team works directly with developers to help generate ideas and share best practices to ultimately promote new use cases for our technology. As developers innovate with our products and share their experiences with peers, awareness of our products spreads in the developer community by word of mouth and attracts additional developers, creating a positive flywheel effect. We have built a large and engaged developer community with more than one million accumulated registered applications as of December 31, 2025.

Our products are designed to allow developers to self-serve and they typically require minimal customer support from us. We provide helper libraries, comprehensive user guides and a wide range of code samples and demos. To supplement our extensive self-help resources, we also engage directly with our developer community in online forums such as Stack Overflow and provide customer support by e-mail and phone. We provide developers with a suite of analytics tools that help them independently monitor and diagnose quality concerns, identify root causes and address issues related to our products to improve end user experience. As individual customers grow their relationship with us, we assign them to a dedicated service team to ensure their continued satisfaction, and for our largest customers, we provide ongoing support from our own engineers.

Our open-source initiatives further reinforce our developer ecosystem. Our TEN Framework is an open-source project enabling developers to build highly responsive, full-duplex voice-based AI agents with natural and interruptible conversations. Its open nature and robust capabilities have made it a catalyst for partnerships, attracting collaborators who extend its use cases and integrate it into diverse ecosystems. This growing network of partners, in turn, actively contributes to and expands our core developer community. The TEN Framework has gained significant traction within the developer community, with more than 9,400 GitHub stars as of December 31, 2025, making it one of the fastest-growing open-source projects in its category. We believe that this open-source ecosystem contributes to sustained developer engagement, accelerates use case adoption and strengthens long-term loyalty.

Competition

The global market for RTE-PaaS is relatively rapidly evolving. RTE-PaaS providers primarily include pure-play RTE-PaaS providers, such as us, public cloud service providers that offer RTE-PaaS services as a small subset among a wide range of products, as well as communications platforms who focus on phone call and short message service APIs through traditional telecommunication network and provide RTE-PaaS through the internet as auxiliary services.

Currently, our competitors mainly include:

•
Pure-play RTE-PaaS providers;

•
Cloud communication platforms that offer RTE capabilities along with other communication service solutions in their broader product portfolio; and

•
Public cloud providers that offer RTE-PaaS services.

In many cases, we also encounter either custom software developed in-house or by consultants, or legacy solutions repurposed by in-house developers of our potential customers to meet specific use cases. We believe that the principal competitive factors in our market are:

•
quality of data transmission and end user experience;

•
credibility with developers;

•
global reach;

•
ease of integration and programmability;

•
product features;

•
platform scalability, reliability, compatibility, security and performance;

•
pure-play and independence;

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

Research and Development

Innovation is the heart of everything we do and we intend to continue to invest significant resources in our research and development capabilities. Our ability to deliver leading products depends on our rapid development of new technologies, features and functionality, and ensuring that our platform continues to deliver a high quality of service at all times. As of December 31, 2025, we had 350 employees in our global research and development team with extensive knowledge and experience in RTE technologies, representing 64.5% of our total employees. In 2023, 2024 and 2025, research and development expenses represented 53.0%, 57.3% and 53.1% of our operating expenses, respectively. During the same periods, research and development expenses represented 54.9%, 60.3% and 39.3% of our total revenues, respectively.

We actively respond to developers’ needs to drive positive end user experiences and our engineers aim to stay on the cutting edge of real- time engagement technologies. Our value proposition lies in helping developers bring innovative use cases to reality using our products because we ultimately share in their success.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights and our brand, we rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of March 31, 2026, we had 83 issued patents and 24 pending patent applications in the United States, 37 issued patents and 27 pending patent applications in China, seven issued patents and four pending patent applications in Europe and India. We own two trademarks in the United States, 86 trademarks in China, one trademark in Hong Kong, and one trademark in Japan.

Intellectual property laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and we may therefore be unable to protect our proprietary technology in certain jurisdictions. In addition, our products incorporate software components licensed to the general public under open source software licenses, which grant recipients broad permissions to use, copy, modify and redistribute the licensed software components, but which generally do not offer warranties, support, or other similar protections often provided with commercial software. Some open source software licenses include requirements that, under certain circumstances, require the distribution of software based on or derived from the open source software to be made available in source code form under the terms of an open source software license. As a result, inclusion of open source software in our products could limit the value of our intellectual property assets, or expose us to liability. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry—Our use of open-source software could negatively affect our ability to sell our products and subject us to possible litigation.”

Regulations

This section sets forth a summary of the principal PRC and U.S. laws and regulations relevant to our business and operations in the PRC and the United States, respectively.

PRC Regulation

We are subject to a number of PRC laws, regulations and rules, which involve foreign investment, telecommunication, cybersecurity and data protection, intellectual property, foreign exchange, taxation, or other subjects. Many of the laws and regulations we are subject to are still evolving, and their interpretation and enforcement pose continuous compliance challenges for our operations.

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

On March 1, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services, or the VAT Licenses as to whether a license is granted for “intra- provincial” or “trans-regional” (inter-provincial) activities. The license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its telecommunication license.

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

Regulation on Cybersecurity and Data Security

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017, and further amended this Law in 2025. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. Network operators are required to take technical measures and other necessary measures to protect the safety and stability of their networks, respond to network security incidents effectively prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The PRC Cybersecurity Law requires operators of critical information infrastructure, or CIIOs, to store within the territory of the PRC all personal information and important data collected and generated within the territory of the PRC. According to the PRC Cybersecurity Law, any entity or individual that violates the law may be subject to penalties including warnings, fines, orders to suspend relevant business activities, suspension of business for rectification, closure of websites or applications, revocation of permits or business licenses, and/or even criminal liabilities. Among others, the maximum monetary fine imposed on the breaching party is RMB10.0 million.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effective on September 1, 2021, imposes data security and privacy protection obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law introduces a data classification and graded protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a handler of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, suspension of business for rectification, revocation of permits or business licenses, and/or even criminal liabilities. According to the Data Security Law, the maximum monetary fine imposed on the breaching party is RMB 10 million. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations supplement and specify the provisions on the security of critical information infrastructure, or CII, as stated in the PRC Cybersecurity Law. Pursuant to the regulations, CII shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. The relevant administration departments of each critical industry and sector, shall be responsible for formulating eligibility criteria and identifying CIIOs, in the respective industry or sector, and notify CIIOs and MPS of the identification result promptly. If the purchase of network products and services may affect national security, CIIOs shall pass the cybersecurity review accordingly.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022 and requires the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (1) where the data processor intends to provide important data overseas; (2) where any data processor who has provided personal information or sensitive personal information.

On December 8, 2022, the MIIT promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation) (“Administrative Measures”), which became effective on January 1, 2023. The data handlers in the field of industry and information technology shall file their catalogues of important data and core data with the local industrial regulatory authorities and implement a classified protection regime for data of different levels. The Administrative Measures further set out specific security requirements for the entire lifecycle of data activities, including collection, storage, use, transmission, provision, disclosure, destruction and cross-border transfer, and requirements on data security monitoring and incident response that data handlers in the industry and information technology sector shall take.

On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025 and apply to network data processing activities carried out within the territory of the People’s Republic of China as well as the supervision and management of their security, data handlers shall identify and report important data according to relevant rules, and handlers of important data shall adopt specific measures to secure important data, such as designing the personnel and management institution responsible for the network data security, conducting risk assessment under prescribed circumstances as well as submitting annual risk assessment reports to competent authorities. Failure to protect important data, including failure to identify and report important data, can lead to administrative penalties, including fines, suspension of business operations, and revocation of business license.

Regulation on Privacy Protection

On May 28, 2020, the NPC adopted the Civil Code of the PRC (“Civil Code”), which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and shall ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally buy or sell, provide or make public personal information of others.

On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, or the Personal Information Protection Law, which became effective on November 1, 2021. The law aims at protecting the personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information. This law applies to the processing of personal information of natural persons within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within the PRC, for analysing or evaluating the behaviours of natural persons located within the PRC, or for other circumstances as prescribed by laws and administrative regulation" after "personal information. The law requires, among others, that the processing of personal information should have a clear and reasonable purpose and should be limited to the minimum scope necessary to achieve the processing purpose, adopt a method that has the least impact on personal rights and interests, and personal information that is not related to the processing purpose shall not be processed. A personal information handler may process the personal information of an individual only under the following circumstances: (i) where consent is obtained from the individual, (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded, (iii) where it is necessary for performing a statutory responsibility or statutory obligation, (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency, (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes, (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope, or (vii) any other circumstance as provided by laws or administrative regulations. According to the law, individuals enjoy the rights to be informed, to decide, to access and copy, to rectify and supplement, and to delete their personal information, to restrict or refuse others from processing their personal information, and to require the personal information handler to transfer their personal information to a third party designated by them, except where otherwise provided by laws or administrative regulations. In addition, where a personal information handler provides personal information outside of China, it shall apply for security assessment, pass the personal information protection certification, enter into a contract with the overseas recipient using the standard contract published by the CAC, or meet the other conditions provided by the laws or administrative regulations.

As mentioned above, the Security Assessment Measures provide that, among others, data handlers shall apply for the security assessment for transferring personal information outside of China when certain conditions are met. On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information (“Standard Contract Measures”), which took effect on June 1, 2023.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating the Cross-border Flow of Data (“Cross-border Flow of Data Provisions”), which took effect on the same day. The Cross-border Flow of Data Provisions amended the threshold on applying for the security assessment and entering into standard contract as prescribed by the Security Assessment Measures and Standard Contract Measures. According to the Cross-border Flow of Data Provisions, data handlers shall apply for a security assessment if any of the following conditions is met (1) a CIIO transfers personal information or important data abroad, (2) a data handler other than a CIIO transfers important data abroad, or (3) a data handler other than a CIIO has, since January 1 of the current year, transferred the personal information of more than 1 million individuals (excluding sensitive personal information) or the sensitive personal information of more than 10,000 individuals abroad cumulatively, unless otherwise provided. And a data handler other than a CIIO shall enter into a standard contract or pass the personal information protection certification if it has, since January 1 of the current year, transferred the personal information of more than 100,000 but less than 1 million individuals (excluding sensitive personal information) or the sensitive personal information of less than 10,000 individuals abroad cumulatively, unless otherwise provided.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange- related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

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

Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non- PRC resident enterprise investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

Value-added Tax

On December 25, 2024, the SCNPC issued the Value-added Tax Law of the PRC (“VAT Law”), which becomes effective on January 1, 2026. According to the VAT Law, any entities and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. Except for taxpayers’ export of goods, the sale of services or intangible assets by domestic entities and individuals across national borders within the scope as prescribed by the State Council and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic. telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

We conduct our Agora business mainly through our subsidiaries in the U.S. and Singapore, and our Shengwang business mainly through our subsidiaries in China.

Historically, we had controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allowed us to exercise controlling financial interest over Zhaoyan, (2) receive substantially all of the economic benefits of Zhaoyan and (3) purchase all or part of the equity interests in Zhaoyan pursuant to exclusive call option exercisable when so permitted under PRC laws. Since January 2025, we terminated the contractual arrangement with Zhaoyan. Going forward, our business will be conducted primarily through our PRC subsidiaries, such as Shanghai Shengwang.

Historical Contractual Arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s Shareholders

Below is a summary of the historical contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders, all of which were terminated in January 2025.

Agreements that Provided us with Controlling Financial Interest over Zhaoyan

Share Pledge Agreement. Pursuant to the Share Pledge Agreement, dated June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders pledged and the joinder shareholder agrees to pledge all of their equity interests in Zhaoyan to Shanghai Dayin to guarantee their and Zhaoyan’s performance of their obligations under the contractual arrangements. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan, except for the joinder shareholder, have registered the pledge partially at the State Administration for Market Regulation on July 29, 2015.

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

In the opinion of Fangda Partners, our PRC legal counsel, dated as of April 15, 2026:

•
the ownership structures of Shanghai Dayin and Zhaoyan in China had not violated any applicable PRC law, regulation or rule then in effect before the termination of the Former VIE structure; and

•
the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws had been valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations then in effect, and had not violated any applicable PRC law, regulation or rule then in effect before the termination of the Former VIE structure.

Historical Financial Information Related to the Former VIEs

In 2023 and 2024, the amount of revenues generated by the VIEs accounted for 56.7% and 44.7%, respectively, of our total revenues. As of December 31, 2024, total assets of the Former VIEs, excluding amounts due from other companies in the Group, equaled to 4.4% of our consolidated total assets as of the same date.

The following tables present the summary financial information for the Former VIEs and their subsidiaries, our wholly foreign-owned subsidiaries in China that are the primary beneficiary of the Former VIEs, and other entities within the Group for the periods presented.

Selected Condensed Consolidating Statements of Comprehensive Loss Data

	For the year ended December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of the Former VIEs	Former VIEs and the Former VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	73,752	—	59,504	—	133,256
Inter-company revenues(1)	—	29,133	3,033	—	(32,166)	—
Research and development (Interco)(1)	—	—	—	(32,166)	32,166	—
Other costs and expenses	(901)	(150,891)	(8,348)	(28,005)	—	(188,145)
Other operating income	—	—	53	1,525	—	1,578
(Loss) income from subsidiaries and the Former VIE	(46,558)	(4,235)	1,019	—	49,774	—
Income from non-operations	4,732	5,941	8	161	—	10,842
(Loss) income before income tax expenses	(42,727)	(46,300)	(4,235)	1,019	49,774	(42,469)
Less: income tax expenses	—	(258)	—	—	—	(258)
Net (loss) income	(42,727)	(46,558)	(4,235)	1,019	49,774	(42,727)
Net (loss) income attributable to ordinary shareholders	(42,727)	(46,558)	(4,235)	1,019	49,774	(42,727)

	For the year ended December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of the Former VIEs	Former VIEs and the Former VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Third-party revenues	—	60,997	274	80,267	—	141,538
Inter-company revenues(1)	—	30,715	2,206	—	(32,921)	—
Research and development (Interco)(1)	—	—	—	(32,921)	32,921	—
Other costs and expenses	(655)	(137,718)	(10,930)	(49,360)	—	(198,663)
Other operating income	—	(31,596)	1,632	(235)	—	(30,199)
Loss from subsidiaries and the Former VIE	(88,197)	(8,963)	(2,184)	—	99,344	—
Income (loss) from non-operations	1,640	(1,241)	39	89	—	527
Loss before income tax expenses	(87,212)	(87,806)	(8,963)	(2,160)	99,344	(86,797)
Less: income tax expenses	(7)	(391)	—	(24)	—	(422)
Net loss	(87,219)	(88,197)	(8,963)	(2,184)	99,344	(87,219)
Net loss attributable to ordinary shareholders	(87,219)	(88,197)	(8,963)	(2,184)	99,344	(87,219)

(1)
It represents the elimination of the intercompany service charges at the consolidation level for research and development services with primary beneficiary of the Former VIEs and technical consulting services with other subsidiaries.

Selected Condensed Consolidating Balance Sheet Data

The following tables present the summary balance sheet data for the Former VIE and other entities as of the dates presented.

	For the year ended December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of the Former VIEs	Former VIEs and the Former VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	7,075	15,754	448	3,806	—	27,083
Short-term deposits	20,000	148,327	—	—	—	168,327
Short-term financial products issued by banks	50,679	20,785	—	—	—	71,464
Short-term investments	2,787	—	—	—	—	2,787
Accounts receivable, net	—	14,877	—	16,075	—	30,952
Prepayments and other current assets	2,737	17,762	426	1,668	—	22,593
Restricted cash	—	3,708	—	37	—	3,745
Contract asset	—	1,033	—	66	—	1,099
Amounts due from intercompany(3)	627,228	156,221	16,051	5,533	(805,033)	—
Total current assets	710,506	378,467	16,925	27,185	(805,033)	328,050
Property and equipment, net	—	4,315	139	226	—	4,680
Construction in progress for the headquarters project	—	44,486	—	—	—	44,486
Operating lease right-of-use assets	—	3,681	185	—	—	3,866
Intangible assets	—	611	—	—	—	611
Long-term deposits	15,000	20,500	—	—	—	35,500
Long-term financial products issued by banks	61,400	—	—	—	—	61,400
Long-term investments	—	33,754	—	6,956	—	40,710
Other non-current assets	1,233	15,475	454	1,794	—	18,956
Land use right, net	—	161,395	—	—	—	161,395
Investments in subsidiaries(2)	(106,005)	(7,592)	—	—	113,597	—
Investments in the Former VIE(2)	—	—	—	—	—	—
Total non-current assets	(28,372)	276,625	778	8,976	113,597	371,604
Total assets	682,134	655,092	17,703	36,161	(691,436)	699,654
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	—	6,563	—	6,402	—	12,965
Advances from customers	—	3,044	—	5,694	—	8,738
Taxes payable	—	2,058	84	68	—	2,210
Current operating lease liabilities	—	1,718	31	—	—	1,749
Payables for construction cost	—	12,834	—	—	—	12,834
Accrued expenses and other current liabilities	557	15,506	1,689	2,087	—	19,839
Amounts due to intercompany(3)	108,916	650,871	23,337	21,909	(805,033)	—
Total current liabilities	109,473	692,594	25,141	36,160	(805,033)	58,335
Long term borrowings for the headquarters project	—	46,469	—	—	—	46,469
Long term payables	—	—	—	1	—	1

	For the year ended December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of the Former VIEs	Former VIEs and the Former VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Long-term operating lease liabilities	—	1,768	154	—	—	1,922
Deferred tax liabilities	—	92	—	—	—	92
Advance in relation to the headquarters project	—	20,174	—	—	—	20,174
Total non-current liabilities	—	68,503	154	1	—	68,658
Total liabilities	109,473	761,097	25,295	36,161	(805,033)	126,993
Total shareholders’ equity (deficit)	572,661	(106,005)	(7,592)	—	113,597	572,661
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	682,134	655,092	17,703	36,161	(691,436)	699,654

(2)
It represents the elimination of the investment among Agora, Inc., other subsidiaries, primary beneficiary of the Former VIE, and the Former VIE and the Former VIE’s subsidiary.
(3)
It represents the elimination of intercompany balances among Agora, Inc., other subsidiaries, primary beneficiary of the Former VIE, and the Former VIE and the Former VIE’s subsidiaries.

The following table represents the roll-forward of the amount due to intercompany for the former VIE as of December 31, 2024:

For the Year Ended December 31, 2024
(in US$ thousands)
Amount due to intercompany
Balance as of December 31, 2023	(64,683)
Service fees accrued in fiscal year 2024	(32,166)
Value added taxes	(1,930)
Payment of service fees in fiscal year 2024	45,273
Other accrued	14,258
Waiver of intercompany payables	17,797
Foreign currency translation	(458)
Balance as of December 31, 2024	(21,909)

Selected Condensed Consolidating Statements of Cash Flow Data

The following tables present the summary cash flow data for the Former VIE and other entities for the periods presented.

	For the year ended December 31, 2024
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of the Former VIEs	Former VIEs and the Former VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	—	(45,273)	45,273	—
Sales of service from Group Companies(4)	—	22,054	23,219	—	(45,473)	—
Operating activities with external parties	8,312	(32,193)	(31,182)	40,934	—	(14,129)
Net cash provided by (used in) operating activities	8,312	(10,139)	(7,963)	(4,339)	—	(14,129)
Investment in inter-company-others(5)	(6,829)	26,878	30,277	—	(50,326)	—
Other investing activities	10,405	(48,196)	(81)	(177)	—	(38,049)
Net cash provided by (used in) investing activities	3,576	(21,318)	30,196	(177)	(50,326)	(38,049)
Proceeds used in inter-financing-others(5)	—	(23,448)	(26,878)	—	50,326	—
Other financing activities	(10,204)	56,198	—	—	—	45,994
Net cash (used in) provided by financing activities	(10,204)	32,750	(26,878)	—	50,326	45,994

	For the year ended December 31, 2023
	Agora, Inc.	Other Subsidiaries	Primary Beneficiary of theFormer VIEs	Former VIEs and the Former VIEs’ Subsidiaries	Elimination Adjustments	Consolidated Total
	(in US$ thousands)
Purchase of service from Group companies(4)	—	—	(17,327)	(48,587)	65,914	—
Sales of service from Group Companies(4)	—	23,951	24,636	17,327	(65,914)	—
Operating activities with external parties	4,874	(38,117)	(7,763)	27,395	—	(13,611)
Net cash provided by (used in) operating activities	4,874	(14,166)	(454)	(3,865)	—	(13,611)
Investment in inter-company-others(5)	50,692	19,016	23,103	—	(92,811)	—
Other investing activities	(14,675)	61,312	(83)	10,089	—	56,643
Net cash provided by (used in) investing activities	36,017	80,328	23,020	10,089	(92,811)	56,643
Proceeds used in inter-financing-others(5)	—	(73,795)	(19,016)	—	92,811	—
Other financing activities	(63,277)	10,909	—	—	—	(52,368)
Net cash (used in) provided by financing activities	(63,277)	(62,886)	(19,016)	—	92,811	(52,368)

(4)
The cash flows which have occurred between our subsidiaries and the Former VIEs included the following:
-
cash paid by the Former VIEs to our wholly foreign-owned subsidiaries in China for technical service fees;
-
cash paid by our wholly foreign-owned subsidiaries in China to the Former VIEs for research and development consulting fees.
(5)
The cash flow represents capital injections from ShengWang HongKong Limited to other subsidiaries, as well as cash transfers between Agora, Inc. and its equity owned subsidiaries.

The following table represents the roll-forward of Agora, Inc.’s investments in subsidiaries and investments in the Former VIEs and the Former VIEs’ subsidiaries, including share of loss from the Former VIEs and the Former VIEs’ subsidiaries:

Investments in subsidiaries and VIEs	Investments in subsidiaries	Investments in the Former VIEs and the Former VIEs’ subsidiaries
	(in US$ thousands)
January 1, 2023	(28,264)	(24,558)
Share of loss from subsidiaries and the Former VIEs and the Former VIEs’ subsidiaries	(88,197)	(2,184)
Share of other change in the capital account of subsidiaries and the Former VIEs and the Former VIEs’ subsidiaries	2,472	3,299
Foreign currency translation	20,886	513
December 31, 2023	(93,103)	(22,930)
Share of (loss) income from subsidiaries and the Former VIEs and the Former VIEs’ subsidiaries	(46,558)	1,019
Share of other change in the capital account of subsidiaries and the Former VIEs and the Former VIEs’ subsidiaries	37,410	21,479
Foreign currency translation	(3,754)	432
December 31, 2024	(106,005)	—

D.
Property, Plants and Equipment

We owned one property under construction, which is an office building primarily intended for our future headquarters in China. In June 2022, we entered into an agreement with the local government to acquire the land use rights for approximately 42,000 square meters of land in the riverside area of Yangpu District, Shanghai, China through an entity (the “Joint Venture”) established by us and two independent third parties. We hold a 46.39% equity interest in the Joint Venture. The aggregate consideration for acquiring the land use rights is approximately RMB2.5 billion. The land use rights for the foregoing parcel were officially obtained in February 2023, and the building construction on such parcel was commenced in the same year. Following the estimated completion of building construction in 2026, we may use part of the building as our office space.

The headquarters of our Shengwang business are in Shanghai, where we lease office space with an area of approximately 9,215 square meters. The headquarters of our Agora business are in Santa Clara, where we lease office space with an area of approximately 525 square meters.

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

A.
Operating Results

Overview

Agora, Inc. is the holding company of two independent divisions operating under the Agora and Shengwang brands. Agora is a pioneer and global leader in Real-Time Engagement PaaS that operates in the United States, as well as other international markets outside the United States and China. Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

We provide developers simple-to-use, highly customizable and widely compatible application programming interfaces, or APIs, to embed real-time engagement functionalities—such as video, voice, chat, live streaming and conversational AI—into their applications without the need to develop the technology or build the underlying infrastructure themselves. The real-time data transmission is handled by our Software-Defined Real-Time Network, or SD-RTN, which is a virtual network overlay on top of the public internet. Using our proprietary algorithms, the SD-RTN continuously monitors and optimizes data transmission paths through the network to minimize latency and packet loss, enabling high-quality real-time engagement across millions of concurrent end users.

Since the establishment of our Agora business headquartered in Santa Clara, California and our Shengwang business headquartered in Shanghai, China, both in 2014, developers around the world have used our APIs to create use cases and experiences that far exceed our imagination. We take pride in having a developer-centric business model and have cultivated a large and engaged developer community with more than one million accumulated registered applications as of December 31, 2025. These applications power more than 200 use cases in a wide range of industries, including social and entertainment, education, live shopping, IoT, enterprise collaboration, financial services and healthcare.

Advancements in large language models have expanded our addressable market. Beyond enabling real-time engagement among human users, our products enable voice-based real-time interaction between users and AI agents. In March 2025, we launched our conversational AI engine, empowering developers to build voice AI agents that converse with humans naturally. Our conversational AI engine has been adopted in various scenarios, including customer service, online learning and tutoring, and smart devices such as companionship toys. With the performance of large language models and our conversational AI capabilities continuing to improve, we expect their adoption across use cases to ramp up. We believe we are well-positioned to capture the enormous market opportunities from conversational AI with our advanced audio and video processing technology, global real-time network infrastructure, strong brand names among developers, and dedication to innovation.

Our business employs a freemium model, offering 10,000 free minutes of real-time engagement per month per account, to encourage adoption and innovation by developers and proliferation of real-time engagement use cases. As usage exceeds the allotted free minutes, we charge developers based on usage and they become our customers. Our active customers, defined as customers from whom we generate more than US$100 of revenue during the preceding 12 months, excluding customers of Easemob business, reached 2,085 and 1,876 for Agora and Shengwang, respectively, as of December 31, 2025.

As our customers succeed, we share in their success through our usage-based revenue model. We believe a useful indicator of the increased activity from our customers is our Dollar-Based Net Retention Rate. The Dollar-Based Net Retention Rate of Agora was 93%, 95%, and 109% for 2023, 2024 and 2025, respectively. The Dollar-Based Net Retention Rate of Shengwang was 82%, 79%, and 89% for 2023, 2024 and 2025, respectively, excluding the revenues from certain end-of-sale products and Easemob’s CEC business.

Our total revenues decreased by 5.9% from US$141.5 million in 2023 to US$133.3 million in 2024, and grew by 5.9% to US$141.1 million in 2025. We recorded net loss of US$87.2 million and US$42.7 million in 2023 and 2024, respectively, and net income of US$9.5 million in 2025.

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

International Growth

A component of our growth strategy involves the further expansion of our operations and customer base worldwide. The majority of our revenue in 2023, 2024 and 2025 was generated from customers operating primarily in the PRC and United States. We expect to continue to expand our international go-to-market and collaboration efforts with ecosystem partners in other global markets in the future. Although the expansion of the reach of our platform and our global sales efforts will add increased complexity and costs to our business, we can create use case revenue synergies where we can leverage the experience we learned while developing certain use cases in a region to accelerate adoption in another region. Additionally, we can create use case cost synergies where we no longer need to re-invest into developing a use case in a region if there is already an existing use case that we have previously developed in another region.

Effect of Currency Translations

As a result of our international operations, we are exposed to the impacts of currency translation. Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and the Former VIE in the PRC, which generate the majority of our revenue, is the Renminbi. The financial statements of our entities using functional currencies other than the U.S. dollar are translated to the U.S. dollar. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. As a result, as the Renminbi depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected.

Key Operating and Financial Metrics

The following table sets forth the key financial and operating metrics we use for the years indicated.

	Year Ended December 31,
	2023	2024	2025
Dollar-Based Net Retention Rate:
Agora	93%	95%	109%
Shengwang(1)	82%	79%	89%
Active customers:
Agora	1,683	1,723	2,085
Shengwang(2)	1,835	1,979	1,876

(1)
excluding the revenues from certain end-of-sale products and Easemob’s CEC business
(2)
excluding customers of Easemob business

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

Cost of Revenue and Gross Margin

Our cost of revenue consists primarily of the costs of bandwidth purchased from network operators and cloud providers, data center co- location costs, depreciation of servers and network equipment, sales and other taxes and personnel costs for customer solutions and services employees.

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

Operating Expenses

The most significant components of our operating expenses are personnel costs, which consist of salaries, benefits, bonuses, and share- based compensation. We also incur other non-personnel costs related to our general overhead expenses.

•
Research and Development. Our research and development expenses consist primarily of personnel costs for research and development personnel, third-party software testing services and an allocation of general overhead expenses. Except for immaterial capitalized internal-use software development costs in 2023, 2024 and 2025, all development costs have been expensed as incurred.

We believe that continued investment in our products is important for our future growth, and we expect to continue to focus our research and development efforts on improving the quality of the end-user experience, adding new features and functionalities to our products and introducing new products. We expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future. Although these expenses may fluctuate as a percentage of total revenues from period to period, over the longer term, we expect research and development expenses to decline as a percentage of revenue as we scale our business.

•
Sales and Marketing. Our sales and marketing expenses consist primarily of advertising-related expenditures, marketing costs related to our developer conferences and event, personnel costs of our sales and marketing team and an allocation of our general overhead expenses.

Our go-to market strategy is focused on building developer community and enthusiasm for our products. We also employ more targeted sales efforts focused on large potential customers with proven use cases that could benefit from our products. We plan to continue investing in sales and marketing by increasing our sales and marketing headcount, expanding our sales channels, building our brand awareness and sponsoring additional marketing events. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to build our brand, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses and, over the longer term, we expect them to decline as a percentage of revenue as we scale our business.

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

We expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and increased expenses for insurance, investor relations and professional services. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future. Although these expenses may fluctuate as a percentage of our total revenues from period to period, over the long term, we expect general and administrative expense to gradually decline as a percentage of revenue as we scale our business.

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

PRC

Our subsidiaries and the Former VIE in the PRC are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law, the standard enterprise income tax rate is 25%. Entities qualifying as High and New Tech Enterprises enjoy a preferential tax rate of 15%. Enterprises recognized as Software Enterprises enjoy a tax holiday consisting of a two-year exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Shanghai Dayin, Zhaoyan and Shanghai Shengwang has been accredited as a software enterprise company. It qualifies for the tax holiday during which they are entitled to an exemption from EIT for two years commencing from their first profit-making year of operation and the 50% reduction of EIT for the following three years. The software enterprise qualification is subject to an annual assessment. Shanghai Dayin obtained its High and New Tech Enterprise certificate in 2025 and is entitled to preferential EIT rate of 15% for the years of 2025, 2026 and 2027. Zhaoyan renewed its High and New Tech Enterprise certificate in 2024 and is entitled to preferential EIT rate of 15% for the year of 2024. Shanghai Shengwang obtained its High and New Tech Enterprise certificate in 2023 and is entitled to preferential EIT rate of 15% for the years of 2023, 2024 and 2025. Beijing Shengwang Technology Co., Ltd. (“Beijing Shengwang”) obtained its high-tech enterprise certificate in 2024 and is entitled to preferrential tax rate of 15% for the years of 2024, 2025 and 2026.

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

United States

Our subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements and adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21%, the California corporate franchise tax rate is 8.84% in 2023, 2024 and 2025.

United Kingdom

Our subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 25%.

Singapore

Our subsidiary in Singapore is subject to the corporate income tax rate of 17% for the years ended December 31, 2023, 2024 and 2025.

India

Our subsidiary in India is subject to the India corporate income tax rate of 25.17%.

Results of Operations

The following tables set forth our results of operations in 2023, 2024 and 2025 and express the relationship of certain line items as a percentage of total revenues for those periods.

The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Real-time engagement service revenues	133,098	94.0	127,624	95.8	137,971	97.8
Real-time engagement on-premise solution and other revenues	8,440	6.0	5,632	4.2	3,086	2.2
Total revenues	141,538	100.0	133,256	100.0	141,057	100.0
Cost of revenues	(52,063)	(36.8)	(47,809)	(35.9)	(47,393)	(33.6)
Gross profit	89,475	63.2	85,447	64.1	93,664	66.4
Operating expenses:
Research and development expenses	(77,666)	(54.9)	(80,344)	(60.3)	(55,459)	(39.3)
Sales and marketing expenses	(33,958)	(24.0)	(27,220)	(20.4)	(26,352)	(18.7)
General and administrative expenses	(34,976)	(24.7)	(32,772)	(24.6)	(22,670)	(16.1)
Total operating expenses	(146,600)	(103.6)	(140,336)	(105.3)	(104,481)	(74.1)
Other operating income	1,729	1.2	1,578	1.2	1,407	1.0
Impairment of goodwill	(31,928)	(22.6)	—	—	—	—
Loss from operations	(87,324)	(61.7)	(53,311)	(40.0)	(9,410)	(6.7)
Exchange (loss) gain	(151)	(0.1)	168	0.1	1,623	1.2
Interest expense	(20)	—	(253)	(0.2)	(36)	—
Losses from extinguishment of convertible note	(1,230)	(0.9)	—	—	—	—
Interest income	18,836	13.3	16,941	12.7	15,051	10.7
Investment (loss) income	(18,526)	(13.1)	(3,328)	(2.5)	1,457	1.0
Other income	1,649	1.2	793	0.6	1,198	0.8
(Loss) income before income taxes	(86,766)	(61.3)	(38,990)	(29.3)	9,883	7.0
Income taxes	(422)	(0.3)	(258)	(0.2)	(323)	(0.2)
Losses from equity in affiliates	(31)	—	(3,479)	(2.6)	(32)	—
Net (loss) income	(87,219)	(61.6)	(42,727)	(32.1)	9,528	6.8

Comparison of Years Ended December 31, 2024 and 2025

Revenue

	Year ended December 31,		Change
	2024	2025	US$	%
	(in US$ thousands, except for percentages)
Revenues of Agora	64,503	74,866	10,363	16.1
Revenues of Shengwang	68,753	66,191	(2,562)	(3.7)
Total revenues	133,256	141,057	7,801	5.9

The increase in total revenues in 2025 was attributable to the increase in revenues of Agora in 2025, primarily due to our business expansion and usage growth in sectors such as live shopping. The decrease in the revenues of Shengwang in 2025 primarily due to a decrease in revenues of RMB 47.4 million ($6.6 million) due to the end-of-sale of certain products, which was offset partially by the increase in revenues from certain sectors such as social and entertainment and Internet of Things.

Cost of Revenues and Gross Margin

	Year ended December 31,		Change
	2024	2025	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues	47,809	47,393	(416)	(0.9)
Percentage of total revenues	35.9%	33.6%	—	—

The decrease in cost of revenues in 2025 was attributable to the end-of-sale of certain products, which was offset partially by the increase in bandwidth usage and server costs.

Gross margin in 2025 was 66.4%, an increase of 2.3% from 64.1% in 2024 mainly due to the end-of-sale of certain low-margin product.

Research and Development Expenses

	Year ended December 31,		Change
	2024	2025	US$	%
	(in US$ thousands, except for percentages)
Research and development expenses	80,344	55,459	(24,885)	(31.0)
Percentage of total revenues	60.3%	39.3%	—	—

Of the decrease in research and development expenses, as the Company optimized its global workforce, US$13.8 million was due to share-based compensation, and US$11.2 million was due to a decrease in personnel costs.

Sales and Marketing Expenses

	Year ended December 31,		Change
	2024	2025	US$	%
	(in US$ thousands, except for percentages)
Sales and marketing expenses	27,220	26,352	(868)	(3.2)
Percentage of total revenues	20.4%	18.7%	—	—

The decrease in sales and marketing expenses was primarily due to a decrease in personnel costs as the Company optimized its global workforce.

General and Administrative Expenses

	Year ended December 31,		Change
	2024	2025	US$	%
	(in US$ thousands, except for percentages)
General and administrative expenses	32,772	22,670	(10,102)	(30.8)
Percentage of total revenues	24.6%	16.1%	—	—

Of the decrease in general and administrative expenses, as the Company optimized its global workforce, US$4.7 million was due to the decrease in allowance for current expected credit loss, mainly as a result of improved customer credit conditions and collection outcomes, and US$3.2 million was due to the decrease in share-based compensation.

Interest Income

The US$1.9 million decrease in interest income was primarily due to the decrease in average interest rate.

Investment Loss (Income)

Investment income in 2025 was $1.5 million, compared to investment loss of $3.3 million in 2024, US$7.3 million was primarily due to the fair value increase in an equity investment, which was partially offset by the decrease in the impairment losses of US$2.5 million on investments in certain private companies.

Other Income

The US$0.4 million increase in other income was primarily due to the increase of income of incentive payments from a depositary bank.

Losses from Equity in Affiliates

The US$3.4 million increase in losses from equity in affiliates was primarily due to an impairment loss on an investment in certain private company of US$4.1 million in 2024, which was nil in 2025.

Comparison of Years Ended December 31, 2023 and 2024

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Years Ended December 31, 2023 and 2024” beginning on page 86 of our Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 15, 2025 (Securities Act File No. 001-39340) incorporated by reference into this annual report.

Recent Accounting Policies

See Note 2 to the audited consolidated financial statements included elsewhere in this annual report for additional information regarding recent accounting pronouncements.

B.
Liquidity and Capital Resources

The following table shows our cash, short-term bank deposits, short-term financial products issued by banks, short-term investments, accounts receivable and working capital as of the dates indicated:

	As of December 31,
	2023	2024	2025
	(in US$ thousands)
Cash and cash equivalents	36,894	27,083	75,446
Short-term bank deposits	86,924	168,327	84,460
Short-term financial products issued by banks	84,853	71,464	55,000
Short-term investments	7,983	2,787	4,583
Accounts receivable, net	34,668	30,952	24,867
Working capital(1)	204,535	269,715	203,315

(1) Working capital is defined as current assets less current liabilities.

As of December 31, 2025, our cash and cash equivalents include cash in bank, money market funds and time deposits placed with banks which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. In February 2022, our Board has authorized a share repurchase program under which we may repurchase up to US$200 million of the Class A ordinary shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and our insider trading policy. In each of February 2023, 2024, 2025 and 2026, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. As of December 31, 2025 and March 31, 2026, we had repurchased US$143.1 million of ADSs and US$156.2 million of ADSs, respectively, under the share repurchase program.

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

Source of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and private sales of equity securities. From our inception in 2013 through December 31, 2025, we have raised US$590.8 million of equity capital, net of share and option repurchases, in connection with such financings.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Net cash (used in) provided by operating activities	(13,611)	(14,129)	27,233
Net cash provided by (used in) investing activities	56,643	(38,049)	13,314
Net cash (used in) provided by financing activities	(52,368)	45,994	4,992
Net (decrease) increase in cash, cash equivalents and restricted cash	(10,140)	(6,346)	44,818

Net Cash (Used in) Provided by Operating Activities

Net cash provided by operating activities was US$27.2 million in 2025, as a result of net income of US$9.5 million, a US$7.6 million decrease in prepayments and other current assets, which primarily due to the decrease of interests receivable, a US$5.6 million increase in share-based compensation expenses, US$4.0 million in allowance for current expected credit losses, US$3.4 million in amortization of land use right, a US$2.4 million decrease in accounts receivable, US$2.1 million in amortization of right-of-use asset and interest on lease liabilities and US$2.0 million in depreciation. This was partially offset by a US$3.1 million decrease in accounts payable, a US$2.7 million increase in other non-current assets and a US$2.2 million decrease in operating lease liabilities.

Net cash used in operating activities was US$14.1 million in 2024, as a result of net loss of US$42.7 million, a US$13.9 million increase in prepayments and other current assets, which primarily due to the increase of interests receivable, a US$5.9 million decrease in accrued expenses and other liabilities and a US$5.0 million increase in accounts receivable. This was partially offset by a US$22.7 million increase in share-based compensation expenses, US$8.7 million in allowance for current expected credit losses, US$5.9 million decrease in other non- current assets, US$3.5 million in losses from equity in affiliates, US$3.5 million in depreciation and amortization, US$3.4 million in amortization of land use right, US$3.3 million in investment loss and US$2.6 million in amortization of right-of-use asset and interest on lease liabilities.

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

Net Cash (Used in) Provided by Investing Activities

Our primary investing activities have consisted of purchases of property and equipment, construction in progress in relation to the headquarters project, short-term investments and long- term investments to support our overall business growth. Purchases of servers, network equipment and other hardware may vary from period-to-period due to timing of our expansion of our operations.

Net cash provided by investing activities was US$13.3 million in 2025. This was attributable to US$204.3 million in proceeds from maturity of short-term bank deposits, and US$144.9 million in proceeds from maturity of short-term financial products issued by banks, offset in part by US$184.0 million in purchase of long-term bank deposits, US$65.3 million in purchase of short-term financial products issued by banks, US$61.0 million in purchase of short-term bank deposits and US$31.9 million in purchase of construction in progress for the headquarters project.

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

Net cash provided by investing activities was US$56.6 million in 2023. This was attributable to US$467.1 million in proceeds from maturity of short-term bank deposits, and US$17.5 million in proceeds from maturity of short-term financial products issued by banks, offset in part by US$219.4 million in purchase of short-term bank deposits, US$29.9 million in purchase of short-term financial products issued by banks, US$143.1 million in purchase of long-term bank deposits, US$20.0 million in purchase of long-term financial products issued by banks and US$10.8 million in purchase of construction in progress for the headquarters project.

Net Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities was US$5.0 million in 2025, primarily due to US$32.4 million in proceeds from long-term borrowings for headquarters project, offset in part by US$27.7 million in repurchase of Class A ordinary shares.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures were US$11.7 million, US$37.8 million and US$33.6 million in 2023, 2024 and 2025, respectively. Our capital expenditures were mainly used for purchases of construction in progress for the headquarters project, servers, network equipment and other hardware. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2025.

	Payment Due by
	Total	Less than one year	One to three years
	(in US$ thousands)
Operating lease commitments	2,391	1,991	400
Contractual purchase obligations	44,596	44,596	—
Total	46,987	46,587	400

We intend to fund our existing and future material cash requirements with our existing cash balance, bank borrowings and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long- term growth of our business.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Holding Company Structure

Agora, Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiary in the United States, and our subsidiaries and the Former VIE before the termination of the Former VIE structure in the PRC and our other international subsidiaries. As a result, our ability to pay dividends depends on dividends paid by Agora Lab, Shanghai Dayin and our international subsidiaries. If Agora Lab, Shanghai Dayin or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in the PRC are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, the Former VIE and our subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our subsidiaries in the PRC and the Former VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in the PRC have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations at the time, we did not hold any ownership interest in the Former VIE. Consequently, we were permitted to remit funds to the Former VIE only through loans rather than capital contributions, and to receive funds from the Former VIE in the form of service fees rather than dividends. In 2023 and 2024, we did not make any loans to the Former VIEs. The Former VIEs fund their operations primarily using cash provided by operating and financing activities.

As of December 31, 2025, Agora, Inc. had made cumulative capital contributions of US$325.2 million to our PRC subsidiary through intermediate holding companies, and were accounted as long-term investments of Agora, Inc. These funds have been used by our PRC subsidiaries for their operations. In 2023 and 2024, the former VIEs transferred US$$48.6 million and US$45.3 million, respectively, to our PRC subsidiaries as payment of service fees.

As of December 31, 2024, the aggregated payment of service fees from the former VIEs to our PRC subsidiaries amounted to US$263.2 million. As of December 31, 2024, the outstanding balance of service fees owed by the former VIEs to our PRC subsidiaries amounted to US$13.0 million. The fees pertain to the research and development services between the former VIEs and our wholly foreign-owned subsidiaries in China under the VIE agreements, as well as technical consulting services between the former VIEs and our other PRC subsidiaries.

Cash flow between Agora, Inc., its subsidiaries, and the consolidated Former VIEs in 2023 and 2024 is summarized as follows. There were no other assets transferred between Agora, Inc., its subsidiaries, and the consolidated Former VIEs in 2023, 2024 and 2025 except as disclosed below.

	For the year Ended December 31,
	2023	2024
	(in US$ thousands)
Payment of service fees from the Former VIEs to our PRC subsidiaries	48,587	45,273
Payment of research and development consulting fees from Primary Beneficiary of the Former VIEs to the Former VIEs	17,327	—
Cash transferred from Agora, Inc. to Other Subsidiaries	—	6,829
Cash transferred from Other Subsidiaries to Primary Beneficiary of the Former VIEs	23,103	30,277
Cash transferred from Other Subsidiaries to Agora, Inc.	50,692	—
Cash transferred from Primary Beneficiary of the Former VIEs to Other Subsidiaries	19,016	26,878

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Agora, Inc., or its subsidiaries by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Agora, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business” and “—D. Risk Factors—Risks Related to Doing Business in China—We are subject to restrictions on currency exchange.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future.

	Taxation Scenario(1)
	Preferential Tax and Treaty Rates (Scenario A)	Statutory Tax and Treaty Rates (Scenario B)
Hypothetical pre-tax earnings	100%	100%
Tax on earnings at preferential rate (Scenario A, 15%) or statutory rate (Scenario B, 25%)(2)	(15)%	(25)%
Net earnings available for distribution	85%	75%
Amounts to be distributed as dividend from Shanghai Dayin, the WFOE	85%	75%
Withholding tax at standard rate of 10%(3)	(8.5)%	(7.5)%
Net distribution to Parent/Shareholders	76.5%	67.5%

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)
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

D.
Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Executive Officers
Bin (Tony) Zhao	55	Director, Chief Executive Officer and Chairman
Hua (Tony) Wang	49	Director, Chief Revenue Officer of Agora Division
Jingbo Wang	44	Director, Chief Financial Officer
Bin (Robbin) Liu	50	Vice President and Chief Operating Officer of Shengwang Division
Non-Employee Directors
Qin Liu	53	Director
Eric He	66	Director
Steve Zhang	62	Director

Executive Officers

Mr. Bin (Tony) Zhao founded our Company in November 2013 and has been serving as our executive Director, Chairman of the

Board and chief executive officer since then. Mr. Zhao concurrently holds directorships in certain of our other Group members, including Agora Lab. Mr. Zhao is primarily responsible for the overall strategy, business development, operations and management of the Company. Mr. Zhao has a deep expertise in technology with over 30 years of experience in software and cloud service industry. Prior to founding our Company, Mr. Zhao served as a senior engineer at WebEx Communications Inc., a company primarily engaged in developing video conferencing, online meetings, screen share and webinars applications, where Mr. Zhao was responsible for developing audio and video calling functions and designing backend architecture, from 1997 to 2004. In 2004, Mr. Zhao founded NeoTasks, LLC, a company primarily engaged in providing peer-to-peer streaming video solutions where Mr. Zhao has served as its chairman and chief technology officer until 2008. Mr. Zhao also worked in JOYY Inc. (formerly known as YY Inc.), a video-based social network (NASDAQ: JOYY), as the chief technology officer from October 2008 to December 2013 and as a director from December 2009 to March 2015. Mr. Zhao received a bachelor’s degree in radio and electronics from Peking University in the PRC in July 1992.

Mr. Hua (Tony) Wang was appointed as our executive Director in August 2025 and has served as our Chief Revenue Officer of Agora Division since May 2022. Mr. Wang is primarily responsible for go-to-market strategy, business development, operations and management of Agora division. Prior to joining the Company, Mr. Wang served as the chief technology officer of Blueglass Inc., a company developing marketing SaaS, from 2009 to 2012. Prior to that, Mr. Wang served as the chief technology officer of InfiniteNine, a technical consulting company, from 2005 to 2009. Mr. Wang also worked at InfoSearch Media, a search engine marketing company, as a senior application development engineer from 2003 to 2005. Mr. Wang graduated from Purdue University in the United States with a bachelor’s degree in science in August 2001. Mr. Wang graduated from the University of Southern California in the United States with a master’s degree in computer science in December 2002.

Mr. Jingbo Wang was appointed as our executive Director in August 2025 and has served as our Chief Financial Officer since January 2020. Mr. Wang is primarily responsible for financial management, investment, financing, investor relations, legal affairs and compliance. Prior to joining the Company, Mr. Wang served as a director and the chief financial officer of Qutoutiao Inc., an operator of mobile content platform previously listed on the Nasdaq Stock Market, from February 2018 to January 2020, and as the chief financial officer of Yintech Investment Holdings Limited, a provider of investment and trading services previously listed on the Nasdaq Stock Market, from October 2014 to February 2018. Prior to that, Mr. Wang worked at Deutsche Bank from July 2009 to September 2014, with his last position being vice president in the corporate finance division. Mr. Wang has served as an independent director of ATRenew Inc., a company listed on the New York Stock Exchange (NYSE:RERE), since June 2021. Mr. Wang has served as an independent non-executive director of Edianyun Limited, a company listed on the Stock Exchange (HK:2416), since May 2023, and an independent non-executive director of TUHU Car, Inc. (HK:9690) since September 2023. Mr. Wang graduated from Tsinghua University in the PRC with a bachelor’s degree in engineering in 2003. Mr. Wang graduated from the University of Hong Kong in Hong Kong with a master’s degree in computer science in 2005 and was awarded a PhD degree in management studies from the Saïd Business School, University of Oxford, in the United Kingdom in 2010.

Mr. Bin (Robbin) Liu has joined us in June 2020 and served as our Vice President and Chief Operating Officer of Shengwang Division since May 2023. Previously, Mr. Liu held several senior positions in ChinaCache from 2012 to 2019, including Vice President, New Products Development and acting Chief Executive Officer. Prior to that, Mr. Liu worked for Ericsson China as a Senior Solution Manager from 2006 to 2012. Mr. Liu received a master’s degree from Beijing University of Posts and Telecommunications.

Non-Employee Directors

Mr. Qin Liu was appointed as our Director in December 2014. Mr. Liu is primarily responsible for providing professional advice, opinion and guidance to the Board. Prior to joining our Company, Mr. Liu co-founded 5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Before co-founding 5Y Capital, Mr. Liu served various roles, including a business development director for investment at Morningside IT Management Services (Shanghai) Co. Ltd. from July 2000 to November 2008. From September 2005 to April 2020, Mr. Liu served as a director of Xunlei Limited, a leading innovator in shared cloud computing and blockchain technology (NASDAQ: XNET). Since June 2008, Mr. Liu has been a director of JOYY Inc., a leading global video-based social media platform (NASDAQ: JOYY). Mr. Liu then became a director of Xiaomi Corporation, a technology company (HKEX: 1810) in May 2010, and Mr. Liu currently serves as a non-executive director and a member of the audit committee of Xiaomi Corporation. Since September 12, 2019, Mr. Liu Qin has also served as a non-executive director of XPeng Inc., a leading China-based smart electric vehicle manufacturer (NYSE: XPEV; HKEX: 9868). Mr. Liu received his bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in the PRC in July 1993, and his master’s degree in business administration from China Europe International Business School in the PRC in April 2000.

Mr. Eric He was appointed as our independent Director in June 2020. Mr. He is primarily responsible for supervising and providing independent advice, opinion and guidance to the Board. Prior to joining our Company, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd., a private equity fund, from 2002 to 2004. From 2004 to 2007, Mr. He served as chief strategy officer of Ninetowns Internet Technology Group, an online games company. From March 2007 to August 2011, Mr. He served as chief financial officer of Giant Interactive Group Inc., an online games company. From August 2011 to May 2017, Mr. He served as chief financial officer of JOYY Inc. He has been serving as an independent director in 51job, Inc., a leading provider of integrated human resource services in China (NASDAQ: JOBS) since July 2014, and in Bilibili Inc., a leading online entertainment platform in China (NASDAQ: BILI; HKEX: 9626) since March 2018. Mr. He received a bachelor’s degree in accounting from National Taipei University in Taiwan in June 1983 and an MBA degree from the Wharton School of Business at the University of Pennsylvania in the United States in May 1986. Mr. He was accredited as a Chartered Financial Analyst in the United States and a member of American Institute of Certified Public Accountants in 1991.

Mr. Steve Zhang was appointed as our independent Director on December 2022. Mr. Zhang is primarily responsible for supervising and providing independent advice, opinion and guidance to the Board. Prior to joining our Group, Mr. Zhang has worked in AsiaInfo Technologies Limited, a China-based IT solutions and services provider in the telecommunications industry (HKEX: 1675) and held various senior level positions, including the general manager of software division, the chief technology officer, the general manager of customer business department in China Mobile Communications Corporation, before becoming its president and chief executive officer from December 1999 to June 2014. Mr. Zhang has served as the chief executive officer of Vianet Group, Inc., a leading carrier-neutral Internet data center services provider in China (NASDAQ: VNET) from October 2015 to June 2018. Mr. Zhang received a bachelor’s degree in science from Tsinghua University in the PRC in June 1984, a master’s degree in computer science from Rice University in the United States and a doctorate degree in information science from the University of Pisa in Italy.

B.
Compensation

Compensation of Directors and Executive Officers

In 2025, the aggregate cash compensation to our directors and executive officers was approximately US$1.8 million. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Clawback

All awards granted under the Global Plan will be subject to recoupment under any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions in an award agreement as the administrator determines necessary or appropriate. The administrator may specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting, performance conditions or market conditions of an award. If we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under securities laws, any participant who (1) knowingly or through gross negligence engaged in the misconduct or who knowingly or through gross negligence failed to prevent the misconduct or (2) is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, must reimburse us the amount of any payment in settlement of an award earned or accrued during the 12- month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement.

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

Employee Stock Purchase Plan

In June 2020, our board of directors adopted and our shareholders approved our Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in the ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals. As of December 31, 2025, we had not granted any awards under the ESPP.

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

However, an employee may not be granted rights to purchase ordinary shares under the ESPP if such employee:

•
immediately after the grant would own capital shares and/or hold outstanding options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of ours or of any parent or subsidiary of ours; or holds rights to purchase ordinary shares under all employee share purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds US$25,000 worth of ordinary shares for each calendar year in which such rights are outstanding at any time.

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

As of December 31, 2025, awards to purchase 62,320,158 Class A ordinary shares under our equity incentive plans had been granted and outstanding.

The following table summarizes, as of December 31, 2025, the outstanding awards granted under our share incentive plans to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Ordinary Shares Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Bin (Tony) Zhao	9,000,000	US$0.00	September 4, 2025	September 3, 2035
	9,000,000	US$1.125	September 4, 2025	September 3, 2035
Jingbo Wang	2,057,000	US$0.10	January 19, 2020	January 18, 2030
	1,800,000	US$0.00	September 4, 2025	September 3, 2035
	1,800,000	US$1.125	September 4, 2025	September 3, 2035
Hua (Tony) Wang	4,800,000	US$1.00	September 4, 2024	September 3, 2034
Eric He	120,000	US$0.10	June 17, 2020	June 16, 2032
	171,860	US$0.00	November 17, 2025	November 16, 2035
Bin (Robbin) Liu	22,536	US$0.10	June 17, 2020	June 16, 2020
	536,760	US$0.00	August 19, 2022	August 18, 2032
	217,464	US$0.00	August 25, 2023	August 24, 2033
	147,068	US$0.00	August 23, 2024	August 22, 2034
	1,800,000	US$1.00	September 4, 2024	September 3, 2034

In November 2020, our management adopted and our board of directors approved the VPP Program to supplement our equity incentive plans. The VPP program allows us to grant VPPs to participants in the VPP Program, which entitle them to participate in our annual adjusted profit sharing and retained profit sharing. The term of each VPP will be stated in the award agreement; provided, however, that the VPPs will be entitled to no more than four years of our annual adjusted profit sharing and retained profit sharing from the effective date thereof. Unless determined otherwise by the administrator, VPPs may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner. As of December 31, 2025, we had granted a certain number of VPPs, which may be settled by cash or shares. See Note 17 to our audited consolidated financial statements included elsewhere in this annual report.

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

Board Diversity

The board diversity matrix is set out below.

	As of March 31, 2025		As of March 31, 2026
	Female	Male	Female	Male
Number of Directors
Directors	0	6	0	6
Number of Directors who identify in Any of the Categories Below:
Asian	0	6	0	6

D. Employees

We had 790, 608 and 543 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 470 of our employees were located in China, 35 were located in the United States and 38 were located in other countries. The following table sets forth the number of our employees categorized by function as of December 31, 2025:

Functions	Number of Employees
Research and development	350
Sales and marketing	112
Customer solutions and services	25
General and administrative (including executives)	56
Total	543

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•
each of our directors and executive officers; and

•
each person known to us to own beneficially 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 262,019,205 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2026.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership	Percentage of Aggregate Voting Power*
	Number	Number	%	%
Directors and Executive Officers
Bin (Tony) Zhao (1)	15,097,453	76,179,938	27.0	86.2
Hua (Tony) Wang	1,336,360	—	0.4	0.1
Bin (Robbin) Liu	1,187,044	—	0.4	0.1
Jingbo Wang	3,439,188	—	1.0	0.2
Qin Liu (2)	32,126,930	—	9.5	1.8
Eric He	451,920	—	0.1	0.0
Steve Zhang	368,288	—	0.1	0.0
All directors and executive officers as a group	54,007,183	76,179,938	38.5	88.4
Principal Shareholders
Entities affiliated with Bin (Tony) Zhao (1)	15,097,453	76,179,938	27.0	86.2
Entities affiliated with 5Y Capital (3)	32,126,930	—	9.5	1.8
Susquehanna Securities, LLC (4)	24,717,432	—	7.3	1.4

* For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to 20 votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents (a) 76,179,938 Class B ordinary shares beneficially owned by Much ado Limited; and (b) 7,267,029 Class A ordinary shares and 7,830,424 Class A ordinary shares (as represented by 1,957,606 ADSs) held by YY TZ Limited. Mr. Zhao is the sole director of Much ado Limited and YY TZ Limited and, as such, has discretionary authority to vote and dispose of the shares held by Much ado Limited and YY TZ Limited in our company. The registered address of Much ado Limited Trident Chambers, PO Box 146 Road Town, Tortola, British Virgin Islands, and the registered address of YY TZ Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)
Represents (a) 745,108 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 8,665,496 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.; (c) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; (d) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.; (e) 7,740,611 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P.; and (f) 1,161,092 Class A ordinary shares held by Evolution Fund I Co-investment, L.P., as reported in a Form 3 filed by them on March 23, 2026. The foregoing entities are collectively referred to in this annual report as the 5Y Capital entities. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Mr. Qin Liu and Morningside Venture (VII) Investments Limited respectively hold and control 66.67% and 33.33% of the voting power of all issued shares in TMT General Partner Ltd. at its general meeting. Morningside Venture (VII) Investments Limited is indirectly wholly owned by the Landmark Trust Switzerland SA as trustee of a discretionary trust established by Mdm. Tan Ching Fen Chan for the benefit of certain members of her family and other charitable objects. Each of Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. is controlled by 5Y Capital GP Limited, their general partner. Mr. Qin Liu holds and controls 100% of the voting power of all issued shares in 5Y Capital GP Limited at its general meeting. The registered address of the 5Y Capital entities is 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.
(3)
Please refer to footnote 2 regarding beneficial ownership of Qin Liu.
(4)
Represents 24,717,432 Class A ordinary shares (as represented by (i) 6,179,358 ADSs and (ii) options to buy 100 ADSs) beneficially owned by Susquehanna Securities, LLC. The address of the principal business office of Susquehanna Securities, LLC is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004. Information is solely derived from a Schedule 13G/A filed by such person on August 14, 2025.

To the Company’s knowledge, as of March 31, 2026, a total of 291,426,832 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 77.9% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

Lease Agreement

We are party to a renewable lease agreement under which we rent office space from an entity that is under common control of Mr. Zhao, our chief executive officer and chairman. In 2023, 2024 and 2025, we paid rent to this entity of US$198 thousand, US$196 thousand and US$181 thousand, respectively. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

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

On February 9, 2024, the trustee of the bankruptcy estate of an individual (the “Debtor”) commenced an adversary proceeding against Agora Lab, Inc. in the United States Bankruptcy Court for the District of Connecticut. In the adversary proceeding, the trustee alleges that certain transfers of US$3.6 million made by entities affiliated with the Debtor to Agora Lab, Inc. can be clawed back into the Debtor’s bankruptcy estate. Agora Lab, Inc. was sent to a mediation process, along with numerous other similar situated parties who are defending similar claims brought by the trustee.

In October 2024, Agora Lab, Inc. together with other defendants filed a motion to dismiss the adversary proceeding. In March 2025, the bankruptcy court denied the joint defense group’s motion to dismiss, setting the stage for the joint defense group to file an interlocutory appeal challenging the decision. The case remains in the discovery process up to the date of this annual report. Based on the information available prior to issuance of this annual report, the likelihood of an unfavorable outcome is neither probable nor remote, and we are also unable to reasonably estimate the amount or the range of any liability in the event of an unfavorable outcome.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See the section of this annual report captioned “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our subsidiaries in the PRC. Certain payments from our subsidiaries in the PRC to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our subsidiaries in the PRC are required to set aside at least 10% of their after- tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

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

If the PRC tax authorities determine that Agora, Inc. is a PRC resident enterprise for enterprise income tax purposes or if dividends we pay to our shareholders are otherwise treated as sourced from within the PRC, we may be required to withhold a 10% withholding tax from such dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders if we are determined to be a PRC resident enterprise or if such dividends or gains are otherwise treated as sourced from within the PRC. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (which in the case of dividends may be withheld at source). It is possible that any PRC tax liability may be reduced under an applicable treaty, but it is unclear whether non- PRC shareholders and ADS holders of Agora, Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC if Agora, Inc. is treated as a PRC resident enterprise.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is characterized as a non- passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Although the law in this regard is not entirely clear, we treat the Former VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. In January 2025, we terminated all contractual arrangements with our Former VIE.

Based on the composition of our income and assets and the estimated value of our assets, we believe that we likely were a PFIC for our 2025 taxable year. The assets shown on our balance sheet consist primarily of cash, cash equivalents and short-term and long-term investments, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our average market capitalization for that year. Our market capitalization has been volatile and has declined significantly since our initial public offering. As a result of this decline and the amount of passive assets held by us throughout our 2025 taxable year, we believe we likely were a PFIC for our 2025 taxable year, and there is a significant risk that we will be a PFIC for the current and possibly future taxable years if the market price of the ADSs does not increase.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the Former VIE or any of the subsidiaries of the Former VIE is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the Former VIE or any of the subsidiaries of the Former VIE.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A substantial majority of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries in the PRC. Our commercial transactions outside the PRC are primarily denominated in U.S. dollars. We do not hedge against currency risk.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents of RMB74.4 million. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a change of our holding U.S. dollar equivalents of US$1.0 million for cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2025, we received reimbursement in the amount of US$1.2 million from the depositary.

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

For the period from June 25, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, we used approximately 42% of the net proceeds received from our initial public offering and the concurrent private placement for research and development, marketing and branding, investment in technology infrastructure as well as for working capital and other general corporate purposes.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the supervision and participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act, as of December 31, 2025. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Securities Exchange Act of 1934, as amended. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, PricewaterhouseCoopers Zhong Tian LLP and its affiliates, for the years ended December 31, 2024 and 2025, respectively. Save as disclosed below, we did not pay any other fees to PricewaterhouseCoopers Zhong Tian LLP during the periods indicated below.

	For the year ended December 31,
	2024		2025
	US$	RMB	US$	RMB
	(in thousands)
Audit fees(1)	1,015	7,235	1,075	7,635
Other fees(2)	—	—	46	325

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
(2)
Other fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant other than services reported under “Audit fees,” which mainly include due diligence service and other advisory services.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2022, our board of directors has authorized a share repurchase program for an amount of up to US$200 million over a period of 12 months. In each of February 2023, 2024, 2025 and 2026, our board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. As of December 31, 2025 and March 31, 2026, we had repurchased US$143.1 million of ADSs and US$156.2 million of ADSs, respectively, under the share repurchase program and is still authorized to use the remaining quota for repurchases within the term of the plan. The table below is a summary of the ADSs repurchased by us during the 2025 fiscal year and up to March 31, 2026.

	Total Number of ADSs Purchased	Average Price Paid per ADSs (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximately Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$)
January 2025	287,466	4.03	287,466	83,657,282
March 2025	11,809	4.01	11,809	83,609,907
April 2025	1,711,259	3.08	1,711,259	78,332,590
May 2025	1,263,168	3.53	1,263,168	73,870,198
June 2025	297,350	3.74	297,350	72,758,212
July 2025	203,282	3.84	203,282	71,976,866
August 2025	484,242	3.65	484,242	70,210,401
September 2025	618,177	3.68	618,177	67,933,641
October 2025	952,122	3.66	952,122	64,446,286
November 2025	1,036,074	3.51	1,036,074	60,813,907
December 2025	1,019,875	3.88	1,019,875	56,852,957
January 2026	1,106,583	4.34	1,106,583	52,046,223
February 2026	851,148	4.36	851,148	48,338,149
March 2026	1,172,545	3.89	1,172,545	43,773,234

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards. While we voluntarily follow most Nasdaq corporate governance standards, we do not intend to follow the Nasdaq rule below:

•
Rule 5620(a) requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we did not hold an annual meeting of shareholders in 2025. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of our insider trading policy was previously filed as Exhibit 11.2 to our 2024 annual report and remains in effect.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry— Breaches of networks or systems of our suppliers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and leakage and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data” on page 17 of this annual report.

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

8.1*	List of principal subsidiaries of the registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on the Amendment No. 1 to Form F-1 (File No. 333-238960) filed with the SEC on June 15, 2020, as amended)

11.2	Agora, Inc. Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-39340) filed with the SEC on April 15, 2025)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1	Agora, Inc. Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-39340) filed with the SEC on April 24, 2024)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Scheme With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agora, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Agora, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive (loss) income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of allowance for current expected credit losses – accounts receivable, net

As described in Notes 2(j) and 4 to the consolidated financial statements, the Company’s balance of accounts receivable, net of allowance for current expected credit losses of $13.8 million was $24.9 million as of December 31, 2025. Receivables with similar risk characteristics have been grouped into pools. For each pool, management considers past customer collection history, future forecasts and macroeconomic factors based on relevant risk characteristics which include but are not limited to geographic region and industry. Management also includes industry-specific factors and certain qualitative adjustments as part of the current expected credit loss analysis assessed at each period.

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

April 15, 2026

We have served as the Company’s auditor since 2017.

AGORA, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands except share data, unless otherwise stated)

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$27,083	$75,446
Short-term bank deposits	168,327	84,460
Short-term financial products issued by banks	71,464	55,000
Short-term investments	2,787	4,583
Accounts receivable, net	30,952	24,867
Prepayments and other current assets	22,593	14,590
Contract assets	1,099	123
Restricted cash	3,745	200
Held-for-sale assets	—	831
Total current assets	328,050	260,100
Non-current assets:
Property and equipment, net	4,680	3,947
Construction in progress in relation to the headquarters project	44,486	84,239
Operating lease right-of-use assets	3,866	2,145
Intangible assets	611	96
Long-term bank deposits	35,500	160,001
Long-term financial products issued by banks	61,400	—
Long-term investments	40,710	29,182
Land use right, net	161,395	161,591
Other non-current assets	18,956	19,798
Total non-current assets	371,604	460,999
Total assets	$699,654	$721,099
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	12,965	9,638
Advances from customers	8,738	7,906
Taxes payable	2,210	696
Current operating lease liabilities	1,749	1,521
Payables for construction cost	12,834	16,607
Accrued expenses and other current liabilities	19,839	20,417
Total current liabilities	58,335	56,785
Non-current liabilities:
Long-term payable	1	3
Long-term operating lease liabilities	1,922	399
Deferred tax liabilities	92	12
Long-term borrowings in relation to the headquarters project	46,469	80,420
Advance in relation to the headquarters project	20,174	20,632
Total non-current liabilities	68,658	101,466
Total liabilities	$126,993	$158,251
Commitments and contingencies (Note 22)
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 392,376,217 shares issued and 297,156,593 shares outstanding as of December 31, 2024; 820,000,000 shares authorized, 394,439,081 shares issued and 273,084,833 shares outstanding as of December 31, 2025)	39	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31,2024 and 2025)	8	8
Additional paid-in-capital	1,144,238	1,145,126
Treasury shares at cost	(72,739)	(95,238)
Accumulated other comprehensive loss	(12,257)	(9,987)
Accumulated deficit	(486,628)	(477,100)
Total shareholders’ equity	$572,661	$562,848
Total liabilities and shareholders’ equity	$699,654	$721,099

AGORA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2023	2024	2025
Real-time engagement service revenues	$133,098	$127,624	$137,971
Real-time engagement on-premise solution and other revenues	8,440	5,632	3,086
Total revenues	141,538	133,256	141,057
Cost of revenues	(52,063)	(47,809)	(47,393)
Gross profit	89,475	85,447	93,664
Operating expenses:
Research and development expenses	(77,666)	(80,344)	(55,459)
Sales and marketing expenses	(33,958)	(27,220)	(26,352)
General and administrative expenses	(34,976)	(32,772)	(22,670)
Total operating expenses	(146,600)	(140,336)	(104,481)
Other operating income	1,729	1,578	1,407
Impairment of goodwill	(31,928)	—	—
Loss from operations	(87,324)	(53,311)	(9,410)
Exchange (loss) gain	(151)	168	1,623
Interest income	18,836	16,941	15,051
Interest expense	(20)	(253)	(36)
Losses from extinguishment of convertible note	(1,230)	—	—
Investment (loss) income	(18,526)	(3,328)	1,457
Other income	1,649	793	1,198
(Loss) income before income taxes	(86,766)	(38,990)	9,883
Income taxes	(422)	(258)	(323)
Equity in loss of affiliates	(31)	(3,479)	(32)
Net (loss) income attributable to Agora, Inc.’s ordinary shareholders	$(87,219)	$(42,727)	$9,528
Other comprehensive (loss) income:
Foreign currency translation adjustments	(3,418)	(2,230)	2,270
Unrealized gain on debt securities	1,385	—	—
Total comprehensive (loss) income attributable to Agora, Inc.’s ordinary shareholders	$(89,252)	$(44,957)	$11,798
Net (loss) income per share attributable to Agora, Inc.’s ordinary shareholders—basic	(0.22)	(0.11)	0.03
Net (loss) income per share attributable to Agora, Inc.’s ordinary shareholders—diluted	(0.22)	(0.11)	0.02
Weighted average number of ordinary shares—basic	398,384,385	373,122,317	367,898,081
Weighted average number of ordinary shares—diluted	398,384,385	373,122,317	395,420,348
Share-based compensation expenses included in:
Cost of revenues	621	212	82
Research and development expenses	12,696	17,062	3,274
Sales and marketing expenses	4,145	778	694
General and administrative expenses	7,150	4,685	1,514

AGORA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands except share data, unless otherwise stated)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares at cost		Additional	Accumulated other		Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	paid-in capital	comprehensive (loss) income	Accumulated deficit	shareholders’ equity
Balance as of December 31, 2022	386,297,589	$39	76,179,938	$8	(35,839,004)	$(41,815)	1,134,704	$(7,994)	$(356,682)	$728,260
Share-based compensation expense (Note 17)	—	—	—	—	—	—	21,901	—	—	21,901
Net loss	—	—	—	—	—	—	—	—	(87,219)	(87,219)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(3,418)	—	(3,418)
Settlement of VPP	—	—	—	—	—	—	3,791	—	—	3,791
Share repurchase (Note 16)	—	—	—	—	(77,984,836)	(62,441)	—	—	—	(62,441)
Unrealized gain on debt securities	—	—	—	—	—	—	—	1,385	—	1,385
Exercise of options	1,978,416	—	—	—	9,658,772	15,125	(12,787)	—	—	2,338
Vesting of restricted shares and RSUs	3,048,212	—	—	—	5,469,616	9,415	(9,263)	—	—	152
Balance as of December 31, 2023	391,324,217	$39	76,179,938	$8	(98,695,452)	$(79,716)	1,138,346	$(10,027)	$(443,901)	$604,749
Share-based compensation expense (Note 17)	—	—	—	—	—	—	22,397	—	—	22,397
Net loss	—	—	—	—	—	—	—	—	(42,727)	(42,727)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(2,230)	—	(2,230)
Settlement of VPP	—	—	—	—	—	—	248	—	—	248
Share repurchase (Note 16)	—	—	—	—	(16,805,024)	(10,929)	—	—	—	(10,929)
Exercise of options	1,052,000	—	—	—	15,207,180	13,505	(12,352)	—	—	1,153
Vesting of RSUs	—	—	—	—	5,073,672	4,401	(4,401)	—	—	—
Balance as of December 31, 2024	392,376,217	$39	76,179,938	$8	(95,219,624)	$(72,739)	1,144,238	$(12,257)	$(486,628)	$572,661
Share-based compensation expense (Note 17)	—	—	—	—	—	—	5,936	—	—	5,936
Net income	—	—	—	—	—	—	—	—	9,528	9,528
Foreign currency translation adjustments	—	—	—	—	—	—	—	2,270	—	2,270
Settlement of VPP	—	—	—	—	—	—	210	—	—	210
Share repurchase (Note 16)	—	—	—	—	(31,539,296)	(27,962)	—	—	—	(27,962)
Exercise of options	287,096	—	—	—	3,981,344	4,027	(3,822)	—	—	205
Vesting of RSUs	1,775,768	—	—	—	1,423,328	1,436	(1,436)	—	—	—
Balance as of December 31, 2025	394,439,081	$39	76,179,938	$8	(121,354,248)	$(95,238)	1,145,126	$(9,987)	$(477,100)	$562,848

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands, unless otherwise stated)

	Year Ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net (loss) income	$(87,219)	$(42,727)	$9,528
Share-based compensation expense	24,612	22,737	5,564
Allowance for current expected credit losses	7,046	8,728	4,031
Depreciation of property and equipment	7,096	3,459	2,008
Amortization of intangible assets	1,384	663	515
Amortization of land use right	3,165	3,423	3,413
Deferred tax benefit	(212)	(102)	(81)
Amortization of right-of-use asset	2,935	2,576	2,060
Interest income on debt securities	(105)	—	—
Loss from equity in affiliates	31	3,479	32
Losses from extinguishment of convertible note	1,230	—	—
Investment loss (income)	18,526	3,328	(1,457)
Impairment of goodwill	31,928	—	—
Return on investment from equity affiliates	21	—	—
(Gain) loss on disposal of property and equipment	(11)	(9)	8
Changes in assets and liabilities:
Accounts receivable	(9,100)	(5,047)	2,406
Contract assets	(522)	(67)	978
Prepayments and other current assets	(1,801)	(13,893)	7,623
Other non-current assets	(7,278)	5,855	(2,723)
Accounts payable	3,246	(248)	(3,117)
Advances from customers	(483)	1,071	(970)
Taxes payable	(1,157)	1,326	(1,532)
Operating lease liabilities	(2,649)	(2,878)	(2,163)
Deferred income	(160)	62	252
Accrued expenses and other liabilities	(4,134)	(5,865)	858
Net cash (used in) provided by operating activities	(13,611)	(14,129)	27,233
Cash flows from investing activities:
Purchase of short-term bank deposits	(219,445)	(68,300)	(60,963)
Purchase of short-term financial products issued by banks	(29,899)	(70,391)	(65,348)
Purchase of short-term investments	(791)	—	—
Proceeds from maturity of short-term bank deposits	467,058	130,020	204,334
Proceeds from maturity of short-term financial products issued by banks	17,522	105,395	144,923
Proceeds from sale of short-term investments	—	235	514
Proceeds from dividends of short-term investments	—	—	110
Purchase of long-term bank deposits	(143,127)	(35,500)	(184,001)
Purchase of long-term financial products issued by banks	(20,000)	(61,400)	—
Purchase of long-term investments	(15)	(562)	—
Purchase of property and equipment	(924)	(2,546)	(1,701)
Purchase of land use right	(5,133)	—	—
Purchase of construction in progress for the headquarters project	(10,792)	(35,248)	(31,914)
Cash paid for an acquisition	(3,680)	—	—
Disposal of property and equipment	92	93	41
Cash received from business disposal	5,769	—	7,319
Cash received from disposal of long-term investments	—	155	—
Return of investment from equity affiliates	8	—	—
Net cash provided by (used in) investing activities	56,643	(38,049)	13,314

AGORA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in US$ thousands, unless otherwise stated)

	Year Ended December 31,
	2023	2024	2025
Cash flows from financing activities:
Proceeds from long-term borrowings for the headquarters project	10,909	35,790	32,375
Repurchase of Class A ordinary shares	(62,911)	(11,057)	(27,719)
Proceeds from exercise of employees’ share options	634	853	609
Payment of financing cost	—	—	(273)
Deposit received in relation to the headquarters project	—	20,408	—
Deposits returned for business disposal	(1,000)	—	—
Net cash (used in) provided by financing activities	(52,368)	45,994	4,992
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(804)	(162)	(721)
Net (decrease) increase in cash, cash equivalents and restricted cash	(10,140)	(6,346)	44,818
Cash, cash equivalents and restricted cash at beginning of year	47,314	37,174	30,828
Cash, cash equivalents and restricted cash at end of year	$37,174	$30,828	$75,646
Supplemental disclosure of cash flow information:
Income taxes paid	152	185	233
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	2,649	2,878	2,163
Right-of-use assets obtained in exchange for operating lease obligations	4,588	2,325	90
Non-cash financing and investing activities:
Payables for property and equipment	12	398	31
Payables for financing cost	—	—	1,762
Proceeds receivable from exercise of employees’ share options	116	417	35
Payables for treasury shares, at cost	210	83	326
Payables for construction in progress for the headquarters project	7,098	12,834	16,607
Settlement of compensation costs in relation to an acquisition with shares	1,830	—	—

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Organization and Nature of Operations
(a)
Principal Activities

Agora, Inc. (the “Company”), an exempted company with limited liability, was incorporated in Cayman Islands on November 28, 2013. The Company, through its consolidated subsidiaries (and through certain former variable interest entities ("VIE") prior to the termination of the contractual arrangements) (collectively referred to as the “Group”) engages primarily in providing Real-Time Engagement Platform-as-a-Service (“RTE-PaaS”), which offers developers software tools to embed real-time engagement functionalities — such as video, voice, chat, live streaming and conversational AI — into their applications without the need to create and maintain the underlying infrastructure themselves. The Group’s real-time engagement products are delivered through its Software-Defined Real-Time Network (“SD-RTN”), which is a virtual network overlay on top of the public internet. The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”) and the United States.

(b)
Reorganization and acquisitions

The Group commenced its operations in 2014 through Agora Lab, Inc. and Shanghai Zhaoyan Network Technology Co., Ltd. (“Shanghai Zhaoyan” or the “Former VIE”), both of which were established and controlled by Bin (Tony) Zhao (the “Founder”). In December 2014, API Investment Limited (formerly known as Agora IO, Inc) was formed as part of a reorganization through which the Company, API Investment Limited and their respective shareholders entered into a share swap arrangement resulting in the Company along with its subsidiary, Agora Lab, Inc., becoming API Investment Limited’s subsidiaries. Further, ShengWang HongKong Limited (Formerly known as Agora IO Hongkong Limited) and Shanghai Dayin Network Technology Co., Ltd. (“Dayin”) were established. The Group then entered into a series of contractual arrangements among Dayin, Shanghai Zhaoyan and Shanghai Zhaoyan’s shareholders in June 2015, and thereafter Shanghai Zhaoyan became the variable interest entity of the Group (collectively referred to as the “Historical Reorganization”).

In January 2020, the Group underwent another reorganization (the “Corporate Reorganization”) which ultimately resulted in Agora, Inc. becoming the parent company of the Group and the issuer in connection with its planned initial public offering in the United States in the following steps:

First, API Investment Limited contributed 100% of the shares of ShengWang HongKong Limited into Agora, Inc., after which Agora, Inc. held 100% of the equity securities of ShengWang HongKong Limited. Second, the Company obtained shares of API Investment Limited by having the shareholders swap their current API Investment Limited shares for the same number of shares in Agora, Inc., which mirrored the restrictions, rights, preferences and privileges as stipulated in the current shareholder agreements governing API Investment Limited. API Investment Limited became a wholly owned subsidiary of Agora, Inc., and in return, the shareholders of API Investment Limited became shareholders of Agora, Inc. As a result of the Corporate Reorganization, Agora, Inc. became wholly owned by the former shareholders of API Investment Limited while API Investment Limited became wholly owned by Agora, Inc.

The Corporate Reorganization was completed on January 19, 2020. Through the Historical Reorganization and the Corporate Reorganization, the Group’s business continued to be carried out by Agora Lab, Inc. and Shanghai Zhaoyan without a change in control. The Historical Reorganization and the Corporate Reorganization were accounted for as transactions under common control and therefore, the carryover basis was used to record assets and liabilities of Agora Lab, Inc. and Shanghai Zhaoyan using historical costs for all periods presented as if the current corporate structure after the Corporate Reorganization had existed as of the beginning of the earliest period presented in the consolidated financial statements to reflect the final shares issued in the Corporate Reorganization. After the completion of the Corporate Reorganization, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated Former VIE (Shanghai Zhaoyan).

During 2020, the Company established Shanghai Shengwang Technology Co., Ltd. (formerly known as Shanghai Jiyin Network Technology Co., Ltd.) to further develop their business in the PRC.

On November 27, 2020, the Company acquired 100% equity interests of Netless, a real-time interactive whiteboard solution provider, from its shareholders for a cash and share consideration totaling to $4 million (Note 3).

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 28, 2021, the Company acquired 100% equity interests of Easemob, providing instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to $53.4 million (Note 3). On December 14, 2022, the Group entered into a definitive agreement to sell the customer engagement cloud business of Easemob to a third party, which was subsequently completed on February 1, 2023. There was a consolidated variable interest entity (the “Zhonghuan Chuanyin”) within the Easemob group structure that was acquired as part of the transaction, which was disposed along with the selling of customer engagement cloud business of Easemob. The related financial statement balances and business volume of this variable interest entity was not material.

During 2023, the Company established AGORA.IO INC. and Agora (Shanghai) Technology Co., Ltd. to further support their business in the United States and other international markets.

The Company’s principal subsidiaries as of December 31, 2025 are as follows:

Principal Subsidiaries:	Date of Incorporation	Place of Incorporation	Percentage of Direct/Indirect Economic Interest	Principal Activities
Agora Lab, Inc.	January 13, 2014	California, United States	100%	Provision of RTE-PaaS services
ShengWang HongKong Limited (formerly known as Agora IO Hongkong Limited)	December 12, 2014	Hong Kong	100%	Provision of RTE-PaaS services
Shanghai Shengwang Technology Co., Ltd. (“Shanghai Shengwang”, formerly known as Shanghai Jiyin Network Technology Co., Ltd.)	May 26, 2020	PRC	100%	Provision of RTE-PaaS services
Agora IO Singapore PTE. Ltd.	November 4, 2020	Singapore	100%	Provision of RTE-PaaS services
Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd. (“Shengshi”) (i)	July 29, 2022	PRC	100%	Construction of headquarters project
Agora (Shanghai) Technology Co., Ltd.	February 6, 2023	RPC	100%	Research and development

(i) Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd. is a structured entity consolidated by the Group, being set up in 2022 for construction of the Group’s headquarter project. As of December 31, 2025, Shengshi had total outstanding balances of the long-term borrowings amounted to US$80.4 million (Note 15), construction in progress amounted to US$84.2 million (Note 7) and the land use right amounted to US$161.6 million (Note 11).

(c)
Consolidated Variable Interest Entity

The VIE structure was used to provide foreign investors with economic exposure to China-based businesses in sectors where direct foreign investment was restricted under PRC law. Under this structure, Shanghai Zhaoyan held the Company’s key operating licenses, provided services to customers, and entered into contracts with suppliers in China.

Over the years, the legal and regulatory framework for the RTE-PaaS industry in China has continued to evolve, providing clearer guidance for value-added telecommunication services. The Company’s business activities in China are not currently classified as restricted or prohibited for foreign investment, and a VIE structure is not necessary for its current business activities in China. Shanghai Shengwang already obtained the necessary permits and licenses to operate the business in China. To reduce structure complexity and regulatory uncertainty, the Company terminated the contractual arrangements among Shanghai Zhaoyan, Daying and the nominee shareholders of Shanghai Zhaoyan, following the Company’s board resolution on January 3, 2025. All the assets and liabilities of Shanghai Zhaoyan were transferred to Shanghai Shengwang prior to the termination of the contractual arrangements based on the net carrying amount which was close to zero. The Company’s PRC business is conducted through PRC subsidiaries.

Before the termination of the contractual arrangements, the Company obtained a controlling financial interest in Shanghai Zhaoyan by entering into a series of contractual arrangements with Shanghai Zhaoyan and the legal shareholders who were also referred to as nominee shareholders. These nominee shareholders were the legal owners of Shanghai Zhaoyan. However, the rights of those nominee shareholders were transferred to the Company through a series of contractual arrangements.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The principal terms of the contractual arrangements entered into by and among the Group’s wholly foreign-owned enterprises, Dayin, known as “the WFOE”, Shanghai Zhaoyan and the nominee shareholders of Shanghai Zhaoyan are described below:

Exclusive Technology Consulting and Services Agreement

Under the Exclusive Technology Consulting and Services Agreement between the WFOE and Shanghai Zhaoyan, the WFOE had the exclusive right to provide Shanghai Zhaoyan consulting services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. The WFOE had the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shanghai Zhaoyan paid to Dayin an annual service fee, which might only be adjusted with the approval of Dayin and ShengWang Hongkong Limited.

For the years ended December 31, 2023 and 2024, the service fees charged by the WFOE to Shanghai Zhaoyan pursuant to the above agreements were US$2.2 million and US$3.0 million, respectively.

Voting Rights Proxy Agreement and Irrevocable Powers of Attorney

Under the Voting Rights Proxy Agreement, by and among the WFOE, Shanghai Zhaoyan and each of the shareholders of Shanghai Zhaoyan, and the related irrevocable powers of attorney executed by Shanghai Zhaoyan’s shareholders pursuant to the Voting Rights Proxy Agreement, each of the shareholders of Shanghai Zhaoyan irrevocably granted the WFOE’s designated representative full power of attorney to exercise his or her rights as a shareholder of Shanghai Zhaoyan including rights to convene and attend shareholders’ meeting, nominate and elect directors, and appoint and dismiss the senior management of Shanghai Zhaoyan.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, among the WFOE, Shanghai Zhaoyan and Shanghai Zhaoyan’s shareholders, the shareholders of Shanghai Zhaoyan pledged all of their equity interests in Shanghai Zhaoyan to the WFOE to guarantee their and Shanghai Zhaoyan’s performance of their obligations under the contractual arrangements. Following the terms of the Share Pledge Agreement, the shareholders of Shanghai Zhaoyan registered the pledge at the competent authority on July 29, 2015 and was terminated in January 2025.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, among the WFOE, Shanghai Zhaoyan and Shanghai Zhaoyan’ shareholders, each of the shareholders of Shanghai Zhaoyan irrevocably granted the WFOE an exclusive option to purchase, or had its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Shanghai Zhaoyan, and the purchase price shall be the registered capital of Shanghai Zhaoyan pro rata to Shanghai Zhaoyan’s shareholders’ shareholdings or the lowest price permitted by applicable PRC law in respect of the Exclusive Option Agreement entered into by, among others, Shanghai Zhaoyan and Dayin. The shareholders of Shanghai Zhaoyan undertake that, without the prior written consent of the WFOE, they shall not, among other things, increase or decrease the registered capital of Shanghai Zhaoyan, dispose of its assets, incur any debts or guarantee liabilities, terminate any material agreements or enter into any agreements that are in conflict with any of the existing material agreements, distribute or vote to distribute any profits, interests or dividends, amend its articles of association or provide any loans to third parties.

The contractual arrangements above could not be unilaterally terminated. Management concluded that the Company, through the WFOE and the contractual arrangements, had the power and control to direct the activities that most significantly impact Shanghai Zhaoyan’s economic performance, bore the risks and enjoyed the rewards normally associated with ownership of Shanghai Zhaoyan, received substantially all of the economic benefits and residual returns, and absorbed substantially all the risks and expected losses from Shanghai Zhaoyan as if it was their sole shareholder and therefore the Company was the ultimate primary beneficiary of Shanghai Zhaoyan. As such, the Group consolidated the financial results of Shanghai Zhaoyan which were prepared in accordance with the basis of presentation as stated in Note 2 below.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following financial information set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated Shanghai Zhaoyan and Shanghai Zhaoyan’s subsidiaries taken as a whole of the Group as of December 31, 2024 and for the years ended December 31, 2023 and 2024 which was included in the accompanying consolidated financial statements of the Group with intercompany transactions eliminated as follows:

As of December 31,
2024
(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	$3,806
Accounts receivable, net	16,075
Amounts due from related parties	5,533
Prepayments and other current assets	1,668
Restricted cash	37
Contract assets	66
Total current assets	27,185
Non-current assets:
Property and equipment, net	226
Long-term investments	6,956
Other non-current assets	1,794
Total non-current assets	8,976
Total assets	$36,161
Liabilities
Current liabilities:
Accounts payable	6,402
Amounts due to related parties	21,909
Advances from customers	5,694
Taxes payable	68
Accrued expenses and other current liabilities	2,087
Total current liabilities	36,160
Non-current liabilities:
Long term payable	1
Total non-current liabilities	1
Total liabilities	$36,161

	Year Ended December 31,
	2023	2024
	(in US$ thousands)
Third-party revenues	$80,267	$59,504
Net (loss) income	(2,184)	1,019

	Year Ended December 31,
	2023	2024
	(in US$ thousands)
Net cash and cash equivalents used in operating activities	$(3,865)	$(4,339)
Net cash and cash equivalents provided by (used in) investing activities	10,089	(177)

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Before the termination of the contractual arrangements, the Company obtained a controlling financial interest in the Former VIE by entering into the series of contractual arrangements through the WFOE. As a result of these aforementioned contractual agreements, the Company had the power to direct activities of the Former VIE that most significantly affected its economic performance and received the economic benefits from the Former VIE that could be significant to them. Accordingly, the WFOE was entitled to substantially all of the economic benefits from the Former VIE and were obligated to absorb all of the Former VIE’s expected losses and therefore the Company had determined that it was the primary beneficiary of the Former VIE. As a result, the Company had consolidated the Former VIE’s results of operations and assets and liabilities in the Company’s consolidated financial statements in accordance with US GAAP. The Company considered that there was no asset in the Former VIE that could be used only to settle obligations of the Former VIE, except for registered capital, as of December 31, 2024. As the Former VIE were formed as a limited liability company under the PRC Company Law, the creditors did not have recourse to the general credit of the Company for all the liabilities of the Former VIE.

There was no variable interest entity where the Company had variable interest but was not the primary beneficiary.

The Chairman and CEO owned the majority of the voting shares of the Company. The Chairman and CEO, together the nominee shareholders, owned the majority of the voting shares of the Former VIE respectively. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the Former VIE depended on these individuals enforcing the contracts.

The Group’s operations depended on the Former VIE to honor their contractual agreements with the Group and the Company’s ability to control the Former VIE also depended on the authorization by the shareholders of the Former VIE to exercise voting rights on all matters requiring shareholder approval in the Former VIE. The Company’s PRC legal counsel was of the view that the contractual arrangements among the Former VIE’s shareholders, the Former VIE and WFOE were valid, binding and were legally enforceable.

The Company’s ability to control the Former VIE also depended on the voting rights proxy and the effect of the share pledge under the Share Pledge Agreements and the Former WFOE had to vote on all matters requiring shareholders’ approval in the Former VIE. While this voting right proxy was legally enforceable in the view of the Company’s PRC legal counsel, it might not be as effective as direct equity ownership.

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

(b)
Basis of Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and Shanghai Zhaoyan for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the Former VIE have been eliminated upon consolidation.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)
Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. The Company believes that the valuation of the Company’s share-based awards, probability of achievement assessed for performance conditions of share options, impairment of goodwill, impairment of long-term investments, impairment of long-lived assets and the determination of allowance for current expected credit losses reflect more significant judgments and estimates used in the preparation of its consolidated financial statements. Estimates are based on historical experiences and on various assumptions that the Company believes are reasonable under current circumstances. However, changes in circumstances, facts and experience may cause the Company to revise its estimates; therefore, actual results could differ materially from those estimates.

(d)
Functional Currencies and Foreign Currency Translation

The Group uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities in the Group is Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive (loss) income as foreign exchange related gain or loss.

The financial statements of the Group’s entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive (loss) income on the consolidated financial statement.

(e)
Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentration of credit risk consist of cash and cash equivalents, short-term bank deposits, short-term financial products issued by banks, short-term investments, restricted cash, long-term bank deposits, long-term financial products issued by banks and accounts receivable.

The Group deposits its cash and cash equivalents, short-term bank deposits, short-term financial products issued by banks, short-term investments, restricted cash, long-term bank deposits and long-term financial products issued by banks in the various jurisdictions that they operate in. The deposits are with major reputable financial institutions which the Group believes that there is no significant credit risk. As of December 31, 2025, the Group had US$379.7 million in cash and cash equivalents, short-term bank deposits, short-term financial products issued by banks, short-term investments, restricted cash and long-term bank deposits, among which 25%, 24%, 22%, 19% and 10% is held by financial institutions in United Kingdom, United States, Hong Kong, Singapore and PRC, respectively. The Group continues to monitor the financial strength of the financial institutions.

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

No individual customer accounted for more than 10% of the accounts receivables as of December 31, 2024 and 2025.

No individual customer accounted for more than 10% of revenues for the years ended December 31, 2023, 2024 and 2025.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Short-term and long-term financial products issued by banks are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Balance at Fair value
	(in US$ thousands)
Short-term financial products issued by banks	—	55,000	—	55,000
Short-term investments — equity investment in a publicly traded security	4,583	—	—	4,583

	As of December 31, 2024
	Level 1	Level 2	Level 3	Balance at Fair value
	(in US$ thousands)
Short-term financial products and structured deposits issued by banks	—	71,464	—	71,464
Short-term investments — equity investment in a publicly traded security	2,787	—	—	2,787
Long-term financial products issued by banks	—	61,400	—	61,400

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For the year ended December 31, 2023, goodwill of certain reporting units was recorded at fair value based upon the Company’s impairment testing and full goodwill impairment was provided. The most significant unobservable inputs (Level 3) used to estimate the fair values of the Company’s goodwill was discount rate of 21.0%.

(g)
Cash and Cash Equivalents

Cash and cash equivalents include cash in bank, money market funds and time deposits placed with banks which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. The Company’s money market funds are classified as cash equivalent as it meet all of the qualifying criteria: (1) A fund’s policies include a provision that requires the weighted average maturity of the fund’s securities holdings not to exceed 90 days; (2) The investor has the ability to redeem the fund’s shares daily in accordance with its cash management policy; (3) The fund’s investment attributes are consistent with the investment attributes of an SEC-registered money market fund. As of December 31, 2024 and 2025, the amount of cash equivalents were US$20.9 million and US$31.7 million in the consolidated balance sheets, respectively.

(h)
Restricted Cash

The Group’s restricted cash mainly represents secured deposits held in designated bank accounts to secure a payment in relation to the headquarters project and issuance of a letter of credit. See Note 6—Restricted Cash.

(i)
Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which have a due date that is longer than three months but within one year and is stated at amortized cost; (ii) investments in financial products issued by banks or other financial institutions, which contain a variable interest rate and with maturities between three months and one year; (iii) structured deposits issued by certain banks whose interest is indexed to the fluctuation of foreign exchange rates, with maturities between three months and one year and; (iv) equity investment in a publicly traded security. The Company measures the short-term investments in financial products and structured deposits issued by banks at fair value using the quoted subscription or redemption prices published by these banks.

These investments, except held-to-maturity investments, are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss) income. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2023, 2024 and 2025.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(l)
Interest Capitalization

Interest income during the years ended December 31, 2023, 2024 and 2025 were US$18.8 million, US$16.9 million and US$15.1 million, net of interest expense of US$20.1 thousand, US$0.3 million and US$36.4 thousand, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2023, 2024 and 2025 were US$14.8 thousand, US$0.5 million and US$1.7 million, respectively.

(m)
Long-term investments

The Company’s long-term investments include held-to-maturity investments such as time deposits with due date over one year and are stated at amortized cost, financial products issued by bank over one year, equity investments accounted for using the measurement alternative and the equity method.

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

(n)
Business combinations

The Company allocates the purchase price of the acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive (loss) income.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o)
Goodwill and intangible assets

Intangible assets

Intangible assets are recognized at fair value and consists of developed technology and customer relationships from acquisitions (see Note 9). Intangible assets are amortized over the period of estimated benefit using the straight-line method which are 5 or 3 years, respectively. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025.

Goodwill

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s business acquisitions.

Goodwill is not amortized but is tested for impairment on an annual basis, in the fourth quarter, at the reporting unit level, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative goodwill impairment test is performed to determine if the fair value of the reporting unit exceeds its carrying value. Under the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. If the reporting unit does not pass the qualitative assessment, the Company estimates its fair value and compares the fair value with the carrying value of its reporting unit, including goodwill. If the fair value is greater than the carrying value of its reporting unit, no impairment is recorded. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The impairment charge would be recorded to earnings in the consolidated statements of comprehensive (loss) income. Additionally, the Company’s policy is to update the fair value calculation of its reporting units and perform the quantitative goodwill impairment test on a periodic basis.

(p)
Impairment of long-lived assets other than goodwill

Long-lived assets (including amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2023, 2024 and 2025.

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

(t)
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

(u)
Deferred financing costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred financing costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of comprehensive (loss) income

As of December 31, 2024 and 2025, deferred offering costs of nil and US$2.0 million were recorded in the consolidated balance sheet. See Note 12—Other Non-current Assets.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivables represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The Group records a contract asset when the Group has incurred costs to fulfill their obligations under a contract once it is obtained but before transferring goods or services to the customer. The contract assets are comprised primarily of direct labor costs and direct materials used in providing the promised services to a customer. As of December 31, 2024 and 2025, contract assets recorded in the Group’s consolidated balance sheets were US$1.1 million and US$0.1 million, respectively.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2024 and 2025, contract liabilities recorded as advances from customers were US$8.7 million and US$7.9 million, respectively, in the Group’s consolidated balance sheets. Revenue recognized for the years ended December 31, 2023, 2024 and 2025 that was included in the contract liabilities balance at the beginning of the period were US$8.4 million, US$3.2 million and US$3.6 million, respectively.

Practical Expedients and Exemptions

Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For all periods presented, there were no incremental contract obtaining costs that were capitalized as assets due to short term of the amortization period.

(w)
Cost of Revenues

Cost of revenue consists primarily of costs of bandwidth purchased from network service providers and costs of hosting services purchased from data center operators, and personnel costs for the customer care and support services employees. These costs are charged to the consolidated statements of comprehensive (loss) income as incurred.

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

(z)
Sales and Marketing Expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and payroll expenses to the Group’s sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing. For the years ended December 31, 2023, 2024 and 2025, advertising expenses totaled US$1.9 million, US$1.4 million and US$1.0 million, respectively.

(aa)
General and Administrative Expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, depreciation of property and equipment, current expected credit loss, amortization of land use right, and other corporate overhead cost.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ab) Income Tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive (loss) income in the period of the enactment of the change.

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

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2023, 2024 and 2025, there were no uncertain tax position liabilities or deferred tax recognized.

(ac) Share-based Compensation

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

For certain share options that have performance condition, the final number of share options may vest and settle depending on the employee’s performance against performance metrics over predefined performance periods. Over the performance period, the number of share options that may be issued and the related share-based compensation expense that is recognized is adjusted upward or downward based upon the probability of achieving the approved performance targets against the performance metrics.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liability Classified Awards

For the Venture Partners Plan awards (See Note 17—Share-based Compensation), these awards can be settled through the issuance of shares or cash to employees at the decision of the Company and the number of shares that an employee ultimately receives is variable based on the share price at the settlement date. The Company accounts for these awards as a liability and will remeasure the liability at each reporting period until the award is settled. For the annual shared profit, compensation is recognized using the straight-line method over the performance period, using the estimated liability of the award at service inception date and begin to recognize compensation expense. For the accumulated retained profit, if any, compensation is recognized using the straight-line method over the requisite service period, using the estimated liability of the award at service inception date and begin to recognize compensation expense. The Group will true-up the compensation cost each reporting period for changes in liability prorated for the portion of the requisite service period rendered, if applicable. Once vested (that is, the performance period or the requisite-service period is complete), the Group will immediately recognize compensation cost for any changes in liability upon settlement.

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

For certain RSUs granted with both service condition and market condition, the awards are measured at fair value on the grant date by using the Monte Carlo Simulation Model with the effect market condition reflected in the fair value. Share-based compensation expense shall be recognized using the straight-line method over the requisite service period, which is the longer of a) the derived service period of the market condition which is determined based on valuation techniques, and b) any explicit service period. All compensation cost for an award that has a market condition should be recognized if the requisite service period is fulfilled, even if the market condition is never satisfied.

Similar to options above, the Group recognizes the effect of forfeitures in compensation costs when they occur. For the restricted shares that the Company is obligated to repurchase at grantee’s election, they are classified as liability awards and are applied the accounting policy of liability classified awards as mentioned above. For the restricted shares granted by the Founder to the Company’s employees, the compensation expense of these awards is pushed down to the Company and recorded by the Company based on grant-date fair value with total compensation expense recognized over the grantee’s own requisite service period. See Note 17—Share-based Compensation.

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

(ad) Related Parties

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

(ae) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2023, 2024 and 2025, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(af) (Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Ordinary shares issuable for little or no cash consideration are also included as outstanding shares once all of their conditions have been met as they are considered contingently issuable shares. The net (loss) income will be adjusted by deducting (1) dividends declared in the period on preferred shares (if any), (2) cumulative dividends on preferred shares (whether or not declared) and (3) deemed dividends as required by U.S. GAAP. Using the two-class method, net income loss is allocated between ordinary shares and other participating securities (that is, the Preferred Shares) based on their participating rights.

Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of share options, liability classified awards, restricted shares and RSUs, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the loss per share for both classes of shares are identical.

(ag) Comprehensive (Loss) Income

Comprehensive (loss) income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss) income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments as well as fair value changes of the Company’s debt security.

(ah) Segment Reporting

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

The primary measure of segment profitability for the Company’s operating segment is considered to be consolidated net (loss) income. Net (loss) income is used by the CODM to monitor budget versus actual results as well as comparison with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the chief operating decision maker on a regular basis included within net (loss) income include cost of revenues, research and development expenses, sales and marketing expenses, general and administrative expenses which are separately presented on the Company’s consolidated statements of comprehensive (loss) income. Other segment items within net (loss) income include interest income, investment (loss) income and other income.

The following table presents the Group’s revenues disaggregated by primary geographical markets:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Primary geographical markets based on customers’ location
PRC	$79,193	$68,590	$66,048
United States	22,849	24,106	28,242
Others	39,496	40,560	46,767
Total revenues	$141,538	$133,256	$141,057

The majority of the Group’s long-lived assets are located and maintained within the PRC.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ai) Recently Issued Accounting Pronouncements

New and Amended Standards Adopted by the Group

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s income tax disclosures on the effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted this ASU on a prospective basis for the period ended December 31, 2025. Refer to Note 20, Income Taxes for the inclusion of new disclosures required.

New and Amended Standards not yet Adopted by the Group

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income – Expense Disaggregation Disclosures. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This new standard expanding disclosure requirements related to certain income statement expenses. This new standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. The effective date is for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and related disclosures and this ASU will likely result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and related disclosures and does not expect this ASU to have a material impact on the Group’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). The ASU modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments permit an entity to apply the new guidance using either (1) a prospective transition approach or (2) a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption or (3) a retrospective transition approach. The Company is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements and does not expect this ASU to have a material impact on the Group’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments require that a business entity apply the guidance using one of the following transition approaches: (1) a modified prospective approach or (2) a modified retrospective approach or (3) a retrospective approach. The Company is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements and does not expect this ASU to have a material impact on the Group’s consolidated financial statements.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of Netless

On November 27, 2020 (the “acquisition close date”), the Company acquired 100% equity interests of Netless, a real-time interactive whiteboard solution provider. After the acquisition close date, there were cash and share-based awards granted to Netless employees that joined the Company.

The acquisition was recorded as a business combination. As part of the business combination, the Company acquired developed technology at a gross amount of US$0.2 million, with an estimated useful life of 5 years that was amortized on a straight-line basis with amortization expense of US$42.6 thousand, US$42.6 thousand and US$39.0 thousand recorded in general and administrative expense for the years ended December 31, 2023, 2024 and 2025, respectively. A deferred tax liability of US$53.2 thousand arising from the difference between the accounting basis and tax basis of the identifiable intangible asset was recognized and realized over 5 years in line with the developed technology’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increased the book basis of the asset.

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill, which was amounting to US$3.1 million. Goodwill associated with acquisition of Netless was attributed to expected synergies arising from the acquisition. The acquired goodwill is not deductible for tax purposes. As of December 31, 2022, the Company recognized a full impairment against the acquired goodwill based on the result of impairment assessment.

The Company has not presented pro forma combined results for this acquisition because the impact to the consolidated statements of operations and comprehensive (loss) income would not have been material individually or in the aggregate.

Acquisition of Easemob

On February 28, 2021 (the “acquisition close date”), the Company acquired 100% equity interests of Easemob, providing instant messaging APIs and customer engagement cloud services in China, from its shareholders for a cash consideration totaling to US$53.4 million.

As part of the business combination, the Company acquired customer relationships at a gross amount of US$4.2 million, with an estimated useful life of 3 years and developed technology at a gross amount of US$4.0 million, with an estimated useful life of 5 years that will be amortized on a straight-line basis; amortization expense of US$0.9 million, US$0.1 million and nil recorded in sales and marketing expense and US$0.5 million, US$0.5 million and US$0.5 million recorded in research and development expense for the years ended December 31, 2023, 2024 and 2025, respectively. A deferred tax liability of US$1.2 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and realized over the same period as the related intangible assets. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill with the amount of US$53.1 million. Goodwill associated with acquisition of Easemob was attributed to expected synergies arising from the acquisition. The acquired goodwill is not deductible for tax purposes. During the year ended December 31, 2022, the Company recognized goodwill impairment of US$8.9 million. During the year ended December 31, 2023, the Company disposed goodwill of US$12.3 million in connection with its disposal of customer engagement cloud business and recognized full impairment for the remaining goodwill of US$31.9 million.

The Company has not presented pro forma combined results for this acquisition because the impact to the consolidated statements of comprehensive (loss) income would not have been material individually or in the aggregate.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.
Accounts Receivable, Net

	As of December 31,
	2024	2025
	(in US$ thousands)
Accounts receivable	$49,979	$38,712
Less: allowance for current expected credit losses	(19,027)	(13,845)
Accounts receivable, net	$30,952	$24,867

Movement of allowance for credit losses was as follows:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
At beginning of the period	$(9,869)	$(14,897)	$(19,027)
Additional provisions	(7,046)	(8,420)	(4,004)
Write-off	1,893	4,128	9,443
Foreign currency translation impact	125	162	(257)
At end of the period	$(14,897)	$(19,027)	$(13,845)

5.
Prepayments and Other Current Assets

The prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	(in US$ thousands)
Interest receivables	$16,162	$8,189
Amount due from Shanghai Zhaoyan	—	2,472
Prepayments(1)	3,024	2,337
VAT recoverable(2)	1,502	570
Employee loans and advances(3)	231	153
Proceeds receivable for employee share option exercises	417	13
Others	1,257	856
Prepayments and other current assets	$22,593	$14,590

(1)
Prepayments are primarily related to prepayments for services, advertisements and other deposits.
(2)
VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.
(3)
Employee loans and advances are primarily advances to employees that are business related, or personal loans granted to select qualified employees with interest or a guarantee. The loan balances are expected to be repaid by the employee within one year.
6.
Restricted Cash

Restricted cash consisted of the following:

	As of December 31,
	2024	2025
	(in US$ thousands)
Secured deposits for a letter of credit	$267	$200
Secured deposits in relation to the headquarter project	3,478	—
Restricted cash	$3,745	$200

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.
Property and Equipment, Net and Construction in Progress in Relation to The Headquarters Project

	As of December 31,
	2024	2025
	(in US$ thousands)
Cost:
Network equipment	$28,810	$29,744
Leasehold improvements	4,994	5,111
Electronic equipment	2,783	2,972
Furniture, computers and office equipment	1,027	891
Self-developed software	851	870
Total cost	38,465	39,588
Less: accumulated depreciation	(33,827)	(35,641)
Capitalized internal-use software development costs	42	—
Property and Equipment, Net	4,680	3,947
Construction in progress in relation to the headquarters project	44,486	84,239
Total	$49,166	$88,186

Depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 were US$7.1 million, US$3.5 million and US$2.0 million, respectively.

Construction in progress primarily represents the construction of headquarter building. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when it is ready for intended use, at which time depreciation commences.

8.
Leases

The Company leases facilities under non-cancellable operating leases, which have lease terms varying from one to five years. Total lease costs for the years ended December 31, 2023, 2024 and 2025 were US$3.2 million, US$2.8 million and US$2.3 million, respectively, included in cost of revenues, research and development, sales and marketing and general and administrative expenses in the Company’s consolidated statements of comprehensive (loss) income. Out of the total lease costs, there were US$0.2 million, US$0.2 million and US$0.2 million of expenses for short-term leases within 12 months for the years ended December 31, 2023, 2024 and 2025, respectively.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	2,649	2,878	2,163
Right-of-use assets obtained in exchange for operating lease obligations	4,588	2,325	90

Lease term and discount rates were as follows:

	As of December 31,
	2024	2025
Weighted-average remaining lease term
Operating leases	1.7 years	1.3 years
Weighted-average discount rate
Operating leases	3.7%	3.1%

Maturities of lease liabilities were as follows:

As of December 31, 2025
(in US$ thousands)
2026	$1,771
2027	400
Total undiscounted lease payments	2,171
Less: imputed interest	(251)
Total present value of lease liabilities	$1,920

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.
Intangible Assets, net

Intangible asset is comprised of following:

		As of December 31, 2024			As of December 31, 2025
	Weighted average amortization period	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(in years)	(in US$ thousands)			(in US$ thousands)
Developed technology (Note 3)	5	$2,575	$(1,985)	$590	$2,575	$(2,496)	$79
Customer relationships (Note 3)	3	2,600	(2,600)	—	2,600	(2,600)	—
Others	5	308	(287)	21	308	(291)	17
Total	4	$5,483	$(4,872)	$611	$5,483	$(5,387)	$96

Amortization expense were US$1.4 million, US$0.7 million and US$0.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the Company will record estimated amortization expenses of US$0.1 million for the year ending December 31, 2026.

10.
Long-term investments

The following table sets forth a breakdown of the long-term investments held by the Group as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in US$ thousands)
Long-term bank deposits	$35,500	$160,001
Equity investments without readily determinable fair value (1)	34,479	23,037
Financial products issued by banks	61,400	—
Equity method investments	6,231	6,145
Total	$137,610	$189,183
(1)
In June 2025, the Group disposed two wholly-owned subsidiaries holding certain equity investments and prepayment for the long-term investment to a third party with total consideration of US$7.3 million and immaterial gain or loss.

Long-term bank deposits

As of December 31, 2025, the Group had US$160.0 million time deposits for which the Group has the intent and ability to hold to maturity with due date over one year and were stated at amortized cost. The deposits are with major reputable financial institutions which the Group believes that there is no significant credit risk.

Equity investments without readily determinable fair value

As of December 31, 2025, the Group’s equity investments without readily determinable fair value primarily consist of small, non-controlling investments in companies for which the Group has equity ownership with preferential rights but cannot exert significant influence. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments. The initial cost value of equity securities without readily determinable fair values were US$51.7 million and US$26.0 million as of December 31, 2024 and 2025, respectively. There was no re-measurement gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2024 and 2025. There were nil and US$2.5 million impairment recorded on these investments for the years ended December 31, 2024 and 2025, respectively, primarily due to business deterioration of certain investees as a result of macroeconomic changes..

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial products issued by banks

As of December 31, 2024, the Company had US$61.4 million financial products issued by banks with original maturities over one year. The weighted average maturities period was 1.7 years. The products contain a minimum guaranteed interest rate and a floating but capped interest rate with original maturities over one year. The Company measures the carrying amount of investments based on the principal amount plus the minimum guaranteed interest rate published by these banks. The Company early redeemed US$6.4 million of the financial products during the year ended December 31, 2025 and the remaining balance of US$55.0 million was reclassified to short-term financial products issued by banks given its maturity date is within a year as of December 31, 2025.

Equity method investments

The Group’s equity method investments are in limited partnership funds as a limited partner and in investee under common control. The Group’s proportionate share of equity investee’s net loss for the years ended December 31, 2023, 2024 and 2025 were US$31.6 thousand, US$3.5 million and US$31.7 thousand, respectively, being recorded in equity in loss of affiliates.

11.
Land use right

	As of December 31,
	2024	2025
	(in US$ thousands)
Land use rights	$167,896	$171,708
Less: accumulated amortization	(6,501)	(10,117)
Land use rights, net	$161,395	$161,591

The Company acquired the land use right in February 2023. Amortization expense for land use right were US$3.4 million and US$3.4 million for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, land use right with net book value of US$161.6 million were pledged as collateral for the Company’s borrowings (Note 15).

12.
Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	(in US$ thousands)
Prepayment in relation to the headquarters project	$12,025	$7,129
Long-term VAT recoverable	2,737	5,505
Long-term interest receivables	1,411	4,366
Deferred financing costs	—	2,035
Long-term deposit	693	646
Equipment in-transit	58	101
Prepayment for long-term investment	1,844	—
Others	188	16
Other non-current assets	$18,956	$19,798

13.
Taxes Payable

Taxes payable consisted of the following:

	As of December 31,
	2024	2025
	(in US$ thousands)
Individual income tax withholding	$1,332	$612
VAT payable	742	56
Other taxes payable	78	28
Corporate income taxes payable	58	—
Taxes payable	$2,210	$696

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	(in US$ thousands)
Accrued salary and social welfare costs	$10,686	$11,465
Liability classified awards for share-based compensation (Note 17)	2,721	2,685
Payables for deferred financing costs	—	1,762
Accrued professional service fees	886	869
Accrued advertising and marketing fees	765	672
Accrued staff reimbursements	441	500
Share option deposit held on behalf of employees	294	444
Accrued office expense	78	113
Payables for interest	40	64
Payables for acquisition	2,593	—
Others	1,335	1,843
Accrued expenses and other current liabilities	$19,839	$20,417

15.
Long-term Borrowings in relation to the Headquarters Project

In 2023, Shengshi, a subsidiary of the Group entered into a loan agreement with Shanghai Pudong Development Bank for a maximum principal amount of RMB1.27 billion to build the Group’s headquarter project, which were repayable from 2028 to 2043. The bearing interest rate of the long-term borrowings is based on loan prime rate published by the People's Bank of China minus 95 basis points. As of December 31, 2025, the total outstanding balances of the long-term borrowings amounted to US$80.4 million, which will be due beginning from 2028. The long-term borrowings are guaranteed by another subsidiary of the Group, and secured by the land use right with carrying amount of US$161.6 million as of December 31, 2025.

	As of December 31,
	2024	2025
	(in US$ thousands)
Long-term borrowings	$46,469	$80,420

Future principal repayments on the long-term borrowings are as follows:

As of December 31, 2025
(in US$ thousands)
2026	$—
2027	—
2028	951
2029	5,070
2030	5,070
Thereafter	69,329
Total	$80,420

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.
Ordinary Shares

As of December 31, 2024 and 2025 the Company had in aggregate of 468,556,155 and 470,619,019 ordinary shares issued and 373,336,531 and 349,264,771 ordinary shares outstanding, respectively.

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

In each of February 2023, 2024 and 2025, the board of directors authorized the extension of the foregoing share repurchase program for another 12 months, respectively, with all other terms remaining unchanged. For the years ended December 31, 2024 and 2025, the Company repurchased approximately 16.8 million of its class A ordinary shares (equivalent to approximately 4.2 million ADSs) for approximately US$10.9 million and 31.5 million of its class A ordinary shares (equivalent to approximately 7.9 million ADSs) for approximately US$28.0 million under its share repurchase program, respectively.

In February 2026, the board of directors authorized an extension of the existing share repurchase program through February 28, 2027 with all other terms remaining unchanged.

17.
Share-based Compensation

Compensation expenses recognized for share-based awards of the Company were as follows:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Cost of revenues	$621	$212	$82
Research and development expenses	12,696	17,062	3,274
Sales and marketing expenses	4,145	778	694
General and administrative expenses	7,150	4,685	1,514
Total	$24,612	$22,737	$5,564

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Compensation expenses recognized for different awards were summarized as below:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Equity award – share options(1)(4)	$11,176	$6,761	$3,585
Equity award – restricted shares(2)(3)	(730)	—	—
Equity award – restricted share units(5)	11,455	15,636	2,351
Liability award – venture partners plan	2,711	340	(372)
Total	$24,612	$22,737	$5,564

(1)
Including share options granted to employees as part of post-combination compensation of US$0.4 million, US$0.1 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.
(2)
Including restricted shares granted by the Founder for equity classified award of US$0.1 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.
(3)
Including reversal of restricted shares granted to employees as part of post-combination compensation of US$1.3 million due to certain employees’ failure to meet the service condition, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.
(4)
Including immediate recognition of remaining unrecognized compensation expenses of share options granted to certain employees as a result of the cancellation of their equity awards of nil, US$1.9 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.
(5)
Including immediate recognition of remaining unrecognized compensation expenses of restricted share units granted to certain employees as a result of the cancellation of their equity awards of nil, US$9.5 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

The income tax benefit recognized in the consolidated statements of comprehensive (loss) income for share-based compensation expenses is immaterial and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the years ended December 31, 2023, 2024 and 2025, respectively.

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

At the end of June 2020, the board of directors approved and the Company adopted the Global Equity Incentive Plan (“Global Plan”). The terms of the Global Plan adopted by the Company are substantively the same as the terms of the 2014 Plan, which allows for the grant of non statutory share options, share appreciation rights, restricted shares, restricted share units, and performance awards to employees, directors and consultants and parent and subsidiary corporations’ employees and consultants. The 2014 Plan Plan will continue to govern the outstanding awards thereunder, while new award grants will be subject to the terms of the Global Plan.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2025, the Company granted to its employee various share options with service conditions and performance conditions under the Global Plan. Related compensation cost is not recognized until the performance condition becomes probable. If the performance condition is determined by management as probable, related compensation expense is recognized using the straight-line method over the estimated requisite service period during which the performance condition is expected to be satisfied.

Options have a contractual term of ten years from the grant date, and will generally vest over a period of two to ten years of continuous service.

The following table summarizes activities of the Company’s share options for the year ended December 31, 2025:

Equity Classified Share Options

	Number of Options	Weighted Average Exercise Price	Weighted-average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted-average Grant Date Fair Value Per Share
		(US$)	In years	(US$)	In years
Outstanding at December 31, 2024	32,667,241	0.59	8.25	15,733,975	0.75
Granted	34,993,424	1.04			0.30
Exercised	(3,602,932)	0.05		3,439,966
Forfeited	(617,245)	0.63
Outstanding at December 31, 2025	63,440,488	0.87	7.85	13,528,733	0.47
Vested and expected to vest at December 31, 2025	63,440,488	0.87	7.85	13,528,733	0.47
Exercisable at December 31, 2025	13,222,724	0.15	4.81	11,751,270	1.20

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$18.1 million, US$15.7 million and US$13.5 million as of December 31, 2023, 2024 and 2025, respectively.

The total fair value of share options vested during the years ended December 31, 2023, 2024 and 2025 were US$14.9 million, US$9.1 million and US$3.7 million, respectively. The share-based compensation expenses in relation to the share option recognized for the years ended December 31, 2023, 2024 and 2025 were US$11.2 million, US$6.8 million and US$3.6 million, respectively.

As of December 31, 2024 and 2025, there were US$6.4 million and US$12.6 million of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a remaining weighted-average vesting period of 3.5 and 4.0 years, respectively.

The fair value of options granted under the Company’s Plans for the years ended December 31, 2023, 2024 and 2025 used the binomial option pricing model, with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2023	2024	2025
Exercise price	US$0.10	US$0.0001-US$2.0	US$0.1-US$1.5
Fair value of the ordinary shares on the date of option grant	US$0.4950 - US$0.6375	US$0.4575 - US$1.0400	US$0.5500 - US$0.9600
Risk-free interest rate(1)	3.48% - 4.80%	3.94% - 4.57%	4.14% - 4.66%
Expected term (in years)	10	10	8 - 10
Expected dividend yield(2)	0%	0%	0%
Expected volatility(3)	55.18% - 56.32%	43.27% - 56.21%	41.68% - 45.25%
Expected forfeiture rate (post-vesting)	3%	3%, 10%	10%

(1)
The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the U.S. treasury bonds with a maturity life equal to the expected life to expiration.
(2)
The Company has no history or expectation of paying dividends on its ordinary shares.
(3)
Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry and the Company itself as at the valuation dates.

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

The share-based compensation expenses in relation to the restricted shares granted by the Company recognized for the years ended December 31, 2023, 2024 and 2025 were reversal of US$0.8 million primarily due to certain employees’ failure to meet the service condition, nil and nil, respectively.

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

The share-based compensation expenses in relation to the restricted shares granted by the Founder recognized for the years ended December 31, 2023, 2024 and 2025 were US$0.1 million, nil and nil, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Share Units

Granted by the Company

A restricted share unit (“RSU”) generally vest over a period of two to ten years of continuous service.

During the year ended December 31, 2025, the Company granted to its employee various RSUs with service conditions and market conditions under the Global Plan.

The grant date fair value of the awards with market condition was evaluated by using the Monte Carlo Simulation Model with the likelihood of achieving the market condition reflected in the fair value. The assumptions used in the measurement of the fair value at grant date were as follows:

Year Ended December 31,
2025
Weighted average share price	US$0.8250
Expected volatility(1)	45.72%
Expected life (years)	6
Risk-free interest rate(2)	3.91%
Expected dividend yield(3)	0%

(1)
Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry and the Company itself as at the valuation dates.
(2)
The risk-free interest rate of periods within the contractual life of the RSU is based on the market yield of the U.S. treasury bonds with a maturity life equal to the expected life to expiration.
(3)
The Company has no history or expectation of paying dividends on its ordinary shares.

The following table summarizes the RSU activities:

	Numbers of Shares	Weighted-average Grant Date Fair Value Per Share
		(US$)
Outstanding at December 31, 2024	21,392,760	0.60
Granted	14,917,524	0.44
Vested	(3,199,096)	0.76
Forfeited	(405,546)	0.73
Outstanding at December 31, 2025	32,705,642	0.52

The share-based compensation expenses in relation to the restricted share units granted by the Company recognized for the years ended December 31, 2023, 2024 and 2025 were US$11.5 million, US$15.6 million and US$2.4 million, respectively.

As of December 31, 2023, 2024 and 2025, there were US$25.7 million, US$10.9 million and US$14.8 million unrecognized share-based compensation expenses related to restricted share units, which is expected to be recognized over a weighted-average period of 6.1, 7.7 and 6.6 years.

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

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The VPP Program stipulates that a participant is entitled to the annual shared profit contingent on their service through the annual performance period. While the annual shared profit is typically settled in the year following the performance year, the accumulated retained profit will be settled at a future period that is determined by the administrator.

As of December 31, 2024, US$0.2 million out of the liability awards for the 2023 performance year have been settled in the form of share options with a zero-dollar exercise price that vested immediately upon the settlement date, and US$ 2.7 million out of the liability awards for the 2023 performance year have been settled in the form of cash, with the US$0.3 million reversed in relation to liability awards to be settled in the form of share options due to the overall performance of the Company. For the year ended December 31, 2024, US$2.0 million and US$0.6 million were recorded in relation to the program for the 2024 performance year for liability awards to be settled in the form of cash and share options, respectively, and there is nil estimated unrecognized share-based compensation expenses related to the 2024 program for liability awards to be settled in the form of share options.

As of December 31, 2025, US$0.2 million out of the liability awards for the 2024 performance year have been settled in the form of share options with a zero-dollar exercise price that vested immediately upon the settlement date, and US$2.1 million out of the liability awards for the 2024 performance year have been settled in the form of cash, with the US$0.4 million reversed in relation to liability awards to be settled in the form of share options due to the overall performance of the Company. For the year ended December 31, 2025, US$2.7 million and nil were recorded in relation to the program for the 2025 performance year, and there is nil estimated unrecognized share-based compensation expenses related to the 2025 program for liability awards to be settled in the form of share options.

18.
Employee Benefits

The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive (loss) income. The total amounts charged to the consolidated statements of comprehensive (loss) income for such employee benefits amounted to US$11.4 million, US$10.3 million and US$8.3 million for the years ended December 31, 2023, 2024 and 2025, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

19.
Interest Expenses

Interest expenses consisted of the following.

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Interest expense	$35	$780	$1,700
Less: Interest capitalization	(15)	(527)	(1,664)
Total	$20	$253	$36

20.
Income Taxes

Cayman Islands

Agora, Inc. and certain of its subsidiaries are incorporated in the Cayman Islands and conduct its business mainly through its PRC subsidiaries. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of assessable profits for the entity that elected the two-tiered profits tax rates at 8.25% with the remaining taxable income at the standard tax rate of 16.5%. A group of “connected entities” can only nominate one entity within the group to enjoy the two-tiered rates for a given year of assessment. Additionally, distributions made by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Dayin obtained a software company certificate in 2018 and was renewed in 2024. Pursuant to such certificate, Dayin qualifies for a tax holiday during which it is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and a 50% reduction of EIT for the following three years. Dayin qualified for a 50% EIT reduction in 2020 and 2021, and was entitled to preferential tax rate of 12.5% for the year of 2020 and 2021. Dayin also obtained its high-tech enterprise certificate in 2019 and was renewed to be entitled to preferential tax rate of 15% for the year of 2025, 2026 and 2027. Shanghai Zhaoyan obtained its high-tech enterprise certificate in 2021 and was renewed to be entitled to preferential tax rate of 15% for the years of 2023 and 2024. Shanghai Shengwang obtained its high-tech enterprise certificate in 2023 and is entitled to preferential tax rate of 15% for the years of 2023, 2024 and 2025. Beijing Shengwang Technology Co., Ltd. ("Beijing Shengwang") obtained its high-tech enterprise certificate in 2024 and is entitled to preferential tax rate of 15% for the years of 2024, 2025 and 2026.

Deferred income taxes are not provided on undistributed earnings of the Company’s PRC subsidiaries that are intended to be permanently reinvested in China. The Company expects to indefinitely reinvest undistributed earnings generated in the onshore PRC entities.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2023, 2024 and 2025. The subsidiary’s income derived from India is subject to a 10% withholding tax in India, and such withholding tax may be treated as foreign taxes eligible for credit against the U.S. federal income tax liability.

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

On July 4, 2025, the One Big Beautiful Bill (OBBB) Act, which includes a broad range of tax reform provisions, was signed into law in the United States. The OBBB Act did not have a material impact on our annual effective tax rate in 2025.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

United Kingdom

The Company’s subsidiary in the United Kingdom is subject to the UK corporate income tax rate of 25%.

Singapore

The Company’s subsidiary in Singapore is subject to the corporate income tax rate of 17%.

India

The Company’s subsidiary in the India is subject to the India corporate income tax rate of 25.17%.

As the Group’s business are conducted mainly through the subsidiaries operating in the PRC, the following information is based mainly on PRC statutory income tax rate.

Pre-tax (Loss) Income

The following table presents the composition of pre-tax (loss) income for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Pre-tax loss from PRC entities	$(49,309)	$(33,931)	$(15,077)
Pre-tax (loss) income from non-PRC entities	(37,457)	(5,059)	24,960
Total pre-tax (loss) income	$(86,766)	$(38,990)	$9,883

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the differences between Statutory Tax Rate and the Effective Tax Rate (“EIT” rate)

As described in Note 2(ai), in the current period, the Company adopted ASU 2023-09 on a prospective basis. A reconciliation of the PRC statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09, is as follows:

	Year Ended December 31, 2025
	Amount (in US$ thousands)	Percent
PRC Statutory income tax rate	$2,471	25.00%
Foreign Tax Effects:
United States
Statutory tax rate difference between United States and PRC	904	9.15%
Change in valuation allowance	(577)	(5.84)%
Share-based compensation awards	(138)	(1.40)%
Tax Credits	(902)	(9.13)%
Others	(45)	(0.46)%
Singapore
Statutory tax rate difference between Singapore and PRC	(517)	(5.23)%
Change in valuation allowance	(316)	(3.20)%
Others	5	0.05%
Hong Kong
Nontaxable Income	(1,787)	(18.08)%
Others	30	0.30%
Cayman
Statutory tax rate difference between Cayman and PRC	(3,499)	(35.40)%
Others	2	0.02%
The British Virgin Islands (“BVI”)
Statutory tax rate difference between BVI and PRC	707	7.15%
India
Withholding tax	161	1.63%
Others	48	0.49%
Other foreign Jurisdictions	90	0.91%
Change in valuation allowance (1)	3,626	36.69%
Effect of tax holiday (2)	1,859	18.81%
Nontaxable or Nondeductible Items:
Share-based compensation awards	279	2.82%
Additional tax deduction for qualified research and development expenses	(1,519)	(15.37)%
Tax filling difference	(595)	(6.02)%
Other adjustments	36	0.38%
Effective tax rate	$323	3.27%

(1)
The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.
(2)
Effect of tax holidays is primarily attributable to the preferential tax rates of Dayin, Shanghai Shengwang and Beijing Shengwang.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of taxes between the statutory PRC EIT rate of 25% and the effective tax rate for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	Year Ended December 31,
	2023	2024
Statutory income tax rate	25.00%	25.00%
Permanent differences	(3.81)%	2.08%
Tax rate difference from statutory rate in other jurisdictions (1)	(8.06)%	5.52%
Change in valuation allowance (2)	7.80%	(19.65)%
Effect of tax holiday (3)	(11.25)%	(8.80)%
Additional tax deduction for qualified research and development expenses	3.90%	5.55%
Share-based Compensation expenses	(7.73)%	(9.17)%
Tax filing differences	(5.73)%	(0.57)%
Others	(0.61)%	(0.62)%
Effective tax rate	(0.49)%	(0.66)%

(1)
The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands, the United States or Singapore.
(2)
The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.
(3)
Effect of tax holidays is primarily attributable to the preferential tax rates of Dayin, Shanghai Zhaoyan, Shanghai Shengwang and Beijing Shengwang.

For the years ended December 31, 2023, 2024 and 2025, substantially all the amounts of current and deferred income tax expense are attributable to the PRC, UK and US entities.

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Current income tax expense	$633	$361	$403
Deferred income tax benefit	(211)	(103)	(80)
Income tax expense	$422	$258	$323

The aggregate amount and per share effect of reduction of EIT for Shanghai Zhaoyan, Dayin, Shanghai Shengwang and Beijing Shengwang as a result of tax holidays are as follows:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
The aggregate amount of effect	$(9,764)	$(3,431)	$(1,859)
Per share effect — basic	0.02	0.01	—
Per share effect — diluted (1)	0.02	0.01	—

(1)
Decrease in the aggregated amount of effect in 2025 was mainly attributable to a reduction in the number of subsidiaries qualifying as High-Tech Enterprises.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

Year Ended December 31, 2025
(in US$ thousands)
PRC taxes	$—
Non-PRC taxes
India	141
United Kingdom	91
Others	1
Total income taxes paid, net	$233

Cash paid for income taxes, net of refunds, during the years ended December 31, 2023 and 2024 was 0.2 million and 0.2 million, respectively.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Assets and Liabilities

The principal components of the deferred tax assets were as follows:

	As of December 31,
	2024	2025
	(in US$ thousands)
Deferred tax assets:
Tax loss carry-forwards	$47,507	$43,408
Current expected credit losses	3,042	2,468
Capitalized research and development costs	—	1,603
U.S. tax credits	—	902
Impairment of long-term investments	2,379	—
Other deductible temporary difference	665	698
Deferred tax assets	53,593	49,079
Less valuation allowance	(53,593)	(49,079)
Deferred tax assets, net	$—	—
Deferred tax liabilities:
Recognition of intangible assets arising from business combination	(92)	(12)
Deferred tax liabilities, net	$(92)	$(12)

As of December 31, 2025, the Group had tax loss carryforwards of approximately US$248.1 million, which can be carried forward to offset taxable income. As of December 31, 2025, Agora Lab, Inc., a California corporation, had U.S. federal tax loss carry-forwards of approximately US$14.0 million, and had U.S. state tax loss carry-forwards of approximately US$23.1 million. Under the U.S. tax law, federal tax loss carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction for any such loss carried forward to tax years beginning on or after January 1, 2021 is reduced to 80% of Agora Lab, Inc.’s taxable income, while loss carry-forwards arising in 2017 or prior years can be carried back two tax years and carried forward up to 20 years (and are not subject to the 80% limitation). California state tax loss carry-forwards may be carried forward for up to 20 years and are subject to limitation on use through the end of 2021 (during which the period of carryforward may be extended). Agora Lab, Inc.’s federal tax loss carry-forwards arisen in 2017 or prior will begin to expire in varying amounts in 2038 and the state tax loss carry-forwards will begin to expire in varying amounts between 2038 and 2043. California has suspended the use of net operating loss carryforwards for tax years 2024 through 2026. The remaining carry-forward tax losses are mainly attributed to PRC entities of the Group, which may be carried forward for up to 10 years.

Movement of Valuation Allowance

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Balance at beginning of the year	$(54,273)	$(47,507)	$(53,593)
Addition in current year	(9,784)	(7,626)	(4,361)
Reversal in current year	16,550	1,540	2,285
Decrease in valuation allowance related to the disposal of subsidiaries (Note 10)	—	—	6,590
Balance at the end of the year	$(47,507)	$(53,593)	$(49,079)

Full valuation allowance was provided to the deferred tax assets as of December 31, 2025.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.
Basic and Diluted Net (Loss) Income per Share

Basic and diluted net (loss) income per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net (loss) income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Numerator:
Net (loss) income attributable to Agora, Inc.’s ordinary shareholders - basic and diluted	$(87,219)	$(42,727)	$9,528
Denominator:
Denominator for basic earnings per share
Weighted-average ordinary shares outstanding(1)	398,384,385	373,122,317	367,898,081
Denominator for diluted earnings per share
Weighted-average ordinary shares outstanding(1)	398,384,385	373,122,317	395,420,348
Basic (loss) income per share	$(0.22)	$(0.11)	$0.03
Diluted (loss) income per share	$(0.22)	$(0.11)	$0.02

(1)
Options exercisable for a minimal exercise price are included in the denominator of basic earnings per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, a weighted average of 4,584,794 shares, 6,209,645 shares and 5,616,539 shares related to these options, for which the exercise price is close to zero dollars per share, are included in the denominator for the computation of basic earnings per share for the years ended December 31, 2023, 2024 and 2025, respectively.

The following ordinary shares equivalent were excluded from the computation of diluted net (loss) earnings per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2023	2024	2025
Share options - weighted average	25,288,633	12,720,197	10,018,862
Restricted share units - weighted average	1,356,455	5,317,082	12,204
VPP shares - weighted average	426,296	—	—

22.
Commitments and Contingencies
(a)
Contractual Purchase Commitments

The Group has entered into non-cancellable agreements related to the purchase of construction related cost from third party vendors. As of December 31, 2025, contractual purchase commitments with respect to these agreements consist of the following:

Contractual Purchase Commitments
(in US$ thousands)
2025	$44,596
(b)
Contingencies

On February 9, 2024, the trustee of the bankruptcy estate of an individual (the “Debtor”) commenced an adversary proceeding against Agora Lab, Inc. in the United States Bankruptcy Court for the District of Connecticut. In the adversary proceeding, the trustee alleges that certain transfers of US$3.6 million, i.e. the total claim amount, made by entities affiliated with the Debtor to Agora Lab, Inc. can be clawed back into the Debtor's bankruptcy estate. Agora Lab, Inc. was sent to a mediation process, along with numerous other similar situated parties who are defending similar claims brought by the trustee.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2024, Agora Lab, Inc. together with other defendants filed a motion to dismiss the adversary proceeding. In March 2025, the bankruptcy court denied the joint defense group’s motion to dismiss, setting the stage for the joint defense group to file an interlocutory appeal challenging the decision. The case remains in the discovery process up to the date of issuance of the consolidated financial statements.

Based on the information available prior to issuance of the financial statements, the likelihood of an unfavorable outcome is neither probable nor remote, and the Group is also unable to reasonably estimate the amount or the range of any liability in the event of an unfavorable outcome.

23.
Related Party Transactions

For the years ended December 31, 2023, 2024 and 2025, the significant related party transactions and balances were as follows:

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Rental fee charged by a related party	$198	$196	$181

The rental fee charged by a related party represented the costs charged from a company under common control of a principal shareholder for a renewable operating lease for an office facility used by the Group. The Company has recorded nil ROU assets and lease liabilities as of December 31, 2025 associated with this lease (see Note 8 for additional information on leases).

24.
Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances.

There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

As of December 31, 2025, the total restricted net assets of the Company’s subsidiaries incorporated in the PRC and subjected to restriction amounted to US$192.4 million.

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.
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

Condensed Financial Information of the Parent Company

Condensed Balance Sheets

	As of December 31,
	2024	2025
	(in US$ thousands)
Assets
Current assets:
Cash and cash equivalents	$7,075	$61,119
Short-term bank deposits	20,000	34,141
Short-term financial products issued by banks	50,679	55,000
Short-term investments	2,787	4,583
Amounts due from subsidiaries	627,228	555,986
Prepayments and other current assets	2,737	5,150
Total current assets	710,506	715,979
Non-current assets:
Long-term bank deposits	15,000	74,000
Long-term financial products issued by banks	61,400	—
Other non-current assets	1,233	4,833
Investments in subsidiaries and VIEs	(106,005)	(110,137)
Total non-current assets	(28,372)	(31,304)
Total assets	$682,134	$684,675
Liabilities
Current liabilities:
Amounts due to subsidiaries	108,916	119,173
Accrued expenses and other current liabilities	557	2,654
Total liabilities	$109,473	$121,827
Shareholders’ equity
Class A ordinary shares ($0.0001 par value; 820,000,000 shares authorized, 392,376,217 shares issued and 297,156,593 shares outstanding as of December 31, 2024; 820,000,000 shares authorized, 394,439,081 shares issued and 273,084,833 shares outstanding as of December 31, 2025)	39	39
Class B ordinary shares ($0.0001 par value; 76,179,938 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	8	8
Additional paid-in-capital	1,144,238	1,145,126
Treasury shares at cost	(72,739)	(95,238)
Accumulated other comprehensive loss	(12,257)	(9,987)
Accumulated deficit	(486,628)	(477,100)
Total shareholders’ equity	$572,661	$562,848
Total liabilities and shareholders’ equity	$682,134	$684,675

AGORA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statements of Comprehensive (Loss) Income

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Operating expenses:
Sales and marketing expenses	$(178)	$—	$—
General and administrative expenses	(477)	(901)	(899)
Total operating expenses	(655)	(901)	(899)
Losses from subsidiaries and VIEs	(88,197)	(46,558)	(4,132)
Exchange (loss) gain	(1,184)	(291)	1,162
Interest income	8,125	8,366	8,849
Investment (loss) income	(6,950)	(4,136)	3,352
Other income	1,649	793	1,198
(Loss) income before income taxes	(87,212)	(42,727)	9,530
Income taxes	(7)	—	(2)
Net (loss) income attributable to Agora, Inc.’s ordinary shareholders	$(87,219)	$(42,727)	$9,528

Condensed Statements of Cash Flows

	Year Ended December 31,
	2023	2024	2025
	(in US$ thousands)
Net cash generated from operating activities	$4,874	$8,312	$4,857
Net cash provided by investing activities	36,017	3,576	76,570
Net cash used in financing activities	(63,277)	(10,204)	(27,383)
Net (decrease) increase in cash and cash equivalents	(22,386)	1,684	54,044
Cash, cash equivalents and restricted cash, beginning of year	27,777	5,391	7,075
Cash, cash equivalents and restricted cash, end of year	$5,391	$7,075	$61,119